

14010977

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) 06/26/14	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

RECEIVED
2014 JUN 30 AM 10: 52
SEC / MR

1. State the name of the applicant: EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/26/14 (MM/DD/YY) EDGX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 26th day of June (Month), 2014 (Year) by [signature] (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


NOTARY PUBLIC
STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-2016


B A T S
Making Markets Better®

June 26, 2014

Via Federal Express

Mr. Christopher Grobbel
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***EDGX Exchange, Inc.***
Form 1 Amendment

Dear Christopher:

On behalf of EDGX Exchange, Inc. ("EDGX" or the "Exchange"), and in connection with the EDGX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (updated to reflect Exchange ownership details);
- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C, D, I, K, M and N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
VP, Associate General Counsel

Enclosures

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. BATS Global Markets, Inc.

1. *Name*: BATS Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214
2. *Form of organization*: Corporation.
3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc. owns 100% of the outstanding common stock of BATS Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* BATS Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Joe Ratterman
- David Cummings
- Michael Richter
- Alan Freudenstein
- Jose Marques
- John McCarthy
- John Comerford
- Daniel Keegan
- Bina Kalola
- Paul Atkins
- Robert Jones
- Brett Redfearn
- Christopher Mitchell
- Jamil Nazarali
- Darren Cohen

Current Officers
- Joe Ratterman (CEO)
- William O'Brien (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Mark Hemsley (Executive Vice President)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President)

Compensation Committee
- Michael Richter

- Jose Marques
- Bina Kalola
- Daniel Keegan

Audit Committee

- Michael Richter
- John Comerford
- Alan Freudenstein

Nominating and Corporate Governance Committee

- John McCarthy
- David Cummings
- Alan Freudenstein

Technology Advisory Committee

- John Comerford
- Daniel Keegan
- John McCarthy

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. BATS Global Markets Holdings, Inc.

1. *Name*: BATS Global Markets Holdings, Inc.

   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - William O'Brien

   Current Officers
   - Joe Ratterman (Chief Executive Officer)
   - William O'Brien (President)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc., the Exchange's ultimate parent, owns 100% of the outstanding common stock of Direct Edge Holdings LLC.

5. *Brief description of business or functions:* Direct Edge Holdings LLC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

Current Officers

- Joe Ratterman (Chief Executive Officer)
- William O'Brien (President)
- Eric Swanson (General Counsel, Secretary)
- Brian N. Schell (Chief Financial Officer, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Direct Edge, Inc.

1. *Name*: Direct Edge, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware the General Corporation Law of the State of Delaware on July 22, 2010.

4. *Brief description of nature and extent of affiliation*: Direct Edge Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Direct Edge Inc. is an intermediate holding company. Direct Edge Inc. is the sole shareholder of EDGA Exchange, Inc. and EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- William O'Brien

Current Officers

- Joe Ratterman (Chief Executive Officer)
- William O'Brien (President)
- Eric Swanson (Secretary)
- Brian N. Schell (Chief Financial Officer)
- Chris Isaacson (Chief Information Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. BATS Exchange, Inc.

1. *Name*: BATS Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Exchange, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Harry Temkin
   - Sandy Kemper
   - Scott Wagner
   - Chris Concannon
   - Jill Sommers
   - Adam Nunes

   Current Officers
   - Joe Ratterman (Chief Executive Officer)

- William O'Brien (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Phillip Ratterman (Vice President, Core Software Engineering)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee

- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee

- Scott Wagner
- David Roscoe
- Chris Concannon

Regulatory Oversight Committee

- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee

- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee

- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. BATS Y-Exchange, Inc.

1. *Name*: BATS Y-Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: BATS Y-Exchange, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Y-Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- James Selway
- Chris Isaacson

- Brett Redfearn
- Peter Wallison
- David Roscoe
- Harry Temkin
- Sandy Kemper
- Scott Wagner
- Chris Concannon
- Jill Sommers
- Adam Nunes

Current Officers

- Joe Ratterman (Chief Executive Officer)
- William O'Brien (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Phillip Ratterman (Vice President, Core Software Engineering)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee

- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe
- Chris Concannon

Regulatory Oversight Committee
- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. EDGA Exchange, Inc.

1. *Name*: EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- James Selway
- Chris Isaacson
- Brett Redfearn
- Peter Wallison
- David Roscoe
- Harry Temkin
- Sandy Kemper
- Scott Wagner
- Chris Concannon
- Jill Sommers
- Adam Nunes

Current Officers

- Joe Ratterman (Chief Executive Officer)
- William O'Brien (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Phillip Ratterman (Vice President, Core Software Engineering)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
-
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering

- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe
- Chris Concannon

Regulatory Oversight Committee
- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. BATS Trading, Inc.

1. *Name*: BATS Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: BATS Trading, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. BATS Trading, Inc. provides routing of orders from the Exchange and BATS Y-Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Isaacson
   - Tami Schademann

   Current Officers
   - Chris Isaacson (President)
   - Tami Schademann (Chief Compliance Officer, Secretary)
   - Brian N. Schell (FINOP, Treasurer)
   - Jeromee Johnson (VP, Options)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: DE Route is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* DE Route is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. DE Route provides routing of orders from EDGA Exchange, Inc. and EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - William O'Brien (Chief Executive Officer)
   - Brian N. Schell (Chief Financial Officer/FinOp/Treasurer)
   - Neil Meislick (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. <u>Omicron Holdings Corp.</u>

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner, owns 100% of the common stock of Omicron Holdings Corp.

5. *Brief description of business or functions*: Omicron Holdings Corp. is a Delaware corporation established to hold Omicron Acquisitions Corp. and Omicron Intermediate Holdings Corp. potential future operating entities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. <u>Omicron Intermediate Holdings Corp.</u>

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Intermediate Holdings Corp. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Omicron Intermediate Holdings Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Omicron Holdings Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. BATS Trading Limited

1. *Name*: BATS Trading Limited
Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: BATS Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>

- Mark Hemsley
- Adam Eades
- John Woodman
- Anthony Whalley
- William Eldridge
- Naseer Al-Khudairi
- Virginie Saade
- Rebecca Fuller
- Paul Hilgers

<u>Current Officers</u>

- Mark Hemsley (CEO)
- Antonio Amelia (Secretary)
- Jill Griebenow (CFO)

- Adam Eades (Chief Legal and Regulatory Officer)
- Jerry Avenell (Co-Head Sales)
- Alex Dalley (Co-Head Sales)
- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- William Eldridge
- Anthony Whalley
- Rebecca Fuller

Remuneration Committee
- John Woodman
- Anthony Whalley
- Rebecca Fuller
- Naseer Al-Khudairi

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by BATS Trading Limited which, in turn, is indirectly wholly owned by BATS Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by BATS Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. BATS FX, Inc.

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: BATS FX, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS FX, Inc. was created to operate a global foreign exchange market, but remains dormant at this time.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Blue Merger Sub Inc.

1. *Name*: Blue Merger Sub Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Blue Merger Sub Inc. ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: On January 31, 2014, Blue Merger Sub, Inc. was merged with and into BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), with BATS Global Markets Holdings, Inc. surviving, resulting in Blue Merger Sub, Inc. ceasing to exist.

Q. Delta Merger Sub LLC

1. *Name*: Delta Merger Sub LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Delta Merger Sub LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* On January 31, 2014, Delta Merger Sub LLC was merged with and into Direct Edge Holdings LLC, with Direct Edge Holdings LLC surviving, resulting in Delta Merger Sub LLC ceasing to exist.

CERTIFICATE OF INCORPORATION OF BATS HOLDINGS, INC.

The undersigned, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware, certifies:

Name

FIRST: The name of the Corporation is BATS Holdings, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:32 PM 06/29/2007
FILED 04:30 PM 06/29/2007
SRV 070770025 - 4381163 FILE

Agreement to be entered into by and among the Corporation and the stockholders named therein on or about July 2, 2007 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is an individual, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (F) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (G) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its

Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of BATS Exchange, Inc. to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and BATS Exchange, Inc., and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of BATS Exchange, Inc.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices.*

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that *increases* the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article.* If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article.* If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the

Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the

Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of the Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc. and if that Board shall determine that the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Certificate of Incorporation to be executed this [illegible] day of June, 2007.

By: ______________________
(Incorporator)

Name: Joseph P. Ratterman

4151 N. MULBERRY DRIVE
SUITE 275
KANSAS CITY, MO 64116

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF DECEMBER, A.D. 2008, AT 5:07 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 7016354

DATE: 12-11-08

4381465 8100

081183373

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:10 PM 12/10/2008
FILED 05:07 PM 12/10/2008
SRV 081183373 - 4381465 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of

BATS Exchange, Inc. to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and BATS Exchange, Inc., and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of BATS Exchange, Inc.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) <u>*Effect of Purported Transfers and Voting in Violation of this Article*</u>. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) _Right to Redeem Shares Purportedly Transferred in Violation of this Article_. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc. and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 10th day of December, 2008.

By: [signature]
Authorized Officer

Name: Joe Ratterman (Chief Executive Officer)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DAIS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF NOVEMBER, A.D. 2010, AT 2:32 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

4301465 8100

101102293

AUTHENTICATION: 8365720

DATE: 11-18-10

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 11/10/2010
FILED 02:32 PM 11/10/2010
SRV 101102293 - 4381465 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

<u>Name</u>

<u>FIRST</u>: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

<u>Registered Office</u>

<u>SECOND</u>: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

<u>Purpose</u>

<u>THIRD</u>: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

<u>Authorized Stock</u>

<u>FOURTH</u>:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

CHI2_2441030.1

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. or the national securities exchange known as BATS Y-Exchange, Inc. (hereinafter, either such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of

CHI2_2431030.1

an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(e) *Required Notices.*

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(c) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (c)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 18th day of November, 2010.

By: /s/ Joseph P. Ratterman
Authorized Officer – Chief Executive Officer

Name: Joseph P. Ratterman (Chief Executive Officer)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF MAY, A.D. 2011, AT 2:10 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

4981465 8100

110491520

AUTHENTICATION: 8730255

DATE: 05-04-11

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:23 PM 05/04/2011
FILED 02:10 PM 05/04/2011
SRV 110491520 - 4381465 FILE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc. The original Certificate of Incorporation of the Corporation was amended and restated by filing with the Secretary of State of Delaware an Amended and Restated Certificate of Incorporation dated as of November 18, 2010.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation as heretofore amended, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 25,000,000 shares of common stock having a par value of $.01 per share ("Common Stock") of which 24,500,000 are designated as Voting Common Stock ("Voting Common Stock"), and 500,000 are designated as Non-Voting Common Stock ("Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting and conversion rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights.*

(i) *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Non-Voting Common Stock.* Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

(c) *Conversion of Non-Voting Common Stock.*

(i) Upon a transfer by any holder of any issued and outstanding shares of Non-Voting Common Stock (other than a subsidiary of the Corporation) to a person other than any Related Person of such holder, the shares of Non-Voting Common Stock so transferred shall automatically, without any action on part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon the consummation of such transfer. Upon surrender of the certificate or certificates representing the shares so transferred and converted the Corporation shall issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates representing the shares of Voting Common Stock into which such transferred shares of Non-Voting Common Stock have been converted.

(ii) The shares of Non-Voting Common Stock shall be convertible into shares of Voting Common Stock on a one-to-one basis at any time and from time to time at the option of the holder. Any such conversion shall be effected by the surrender to the Corporation of the certificate or certificates representing the Non-Voting Common Stock, together with written notice by the holder of such Non-Voting Common Stock, stating that such holder desires to convert the shares of Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of the Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice and certificates, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon such conversion, and the Corporation will deliver to the converting holder a certificate representing any Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

(d) Concurrently with the filing of this Second Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Voting Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Voting Common Stock.

<u>Limitations on Transfer, Ownership and Voting</u>

<u>FIFTH</u>: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. or the national securities exchange known as BATS Y-Exchange, Inc. (hereinafter, either such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices.*

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such

Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 4th day of May, 2011.

By: 
Authorized Officer

Name: Eric Swanson
Title: Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BLUE GLOBAL MARKETS HOLDINGS, INC.", CHANGING ITS NAME FROM "BLUE GLOBAL MARKETS HOLDINGS, INC." TO "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 10:44 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

5368481 8100

140116433

AUTHENTICATION: 1102324

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:44 AM 01/31/2014
FILED 10:44 AM 01/31/2014
SRV 140116433 - 5368481 FILE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BLUE GLOBAL MARKETS HOLDINGS, INC.

Pursuant to the provisions of § 242 and § 245 of the
General Corporation Law of the State of Delaware

FIRST: The present name of the corporation is Blue Global Markets Holdings, Inc. (the "**Corporation**"). The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was August 22, 2013 under the name BATS Global Markets Holdings, Inc.

SECOND: The Certificate of Incorporation of the Corporation is hereby amended in its entirety as set forth in the Amended and Restated Certificate of Incorporation attached as Exhibit A hereto.

THIRD: The Amended and Restated Certificate of Incorporation herein certified has been duly adopted by the sole stockholder in accordance with the provisions of § 228, 242, and 245 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate shall become effective as of upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 31st day of January, 2014.

BLUE GLOBAL MARKETS HOLDINGS, INC.

By: 
Name: Joe Ratterman
Title: President

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 75,000,000 shares of common stock having a par value of $.01 per share ("Common Stock") of which 55,000,000 are designated as Voting Common Stock ("Voting Common Stock"), 10,000,000 are designated as Class A Non-Voting Common Stock ("Class A Non-Voting Common Stock"), and 10,000,000 are designated as Class B Non-Voting Common Stock ("Class B Non-Voting Common Stock" and, together with the Class A Non-Voting Common Stock, "Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock, Class A Non-Voting Common Stock and Class B Non-Voting Common Stock are identical, other than in respect of voting and conversion rights as set forth herein, and, except as otherwise provided herein, for all purposes under this Certificate of Incorporation, the Voting Common Stock, Class A Non-Voting Common Stock and Class B Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights.*

(i) *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Class A Non-Voting Common Stock.* Except as otherwise required by law, shares of Class A Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Class A Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class A Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class A Non-Voting Common Stock at a meeting of the holders of Class A Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock or the Class B Non-Voting Common Stock) the preferences, rights or powers of the Class A Non-Voting Common Stock.

(iii) *Class B Non-Voting Common Stock.* Except as otherwise required by law, shares of Class B Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Class B Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class B Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Non-Voting Common Stock at a meeting of the holders of Class B Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock or the Class A Non-Voting Common Stock) the preferences, rights or powers of the Class B Non-Voting Common Stock.

(c) *Conversion of Class A Non-Voting Common Stock.*

(i) Upon a transfer by any holder of any issued and outstanding shares of Class A Non-Voting Common Stock to a person other than any Related Person of such holder or upon any other Non-Voting ISE Conversion Event (as defined in the Investor Rights Agreement), the shares of Class A Non-Voting Common Stock so transferred (or all shares in connection with a termination of the Investor Rights Agreement) shall automatically, without any action on the part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon the consummation of such transfer. Upon surrender of the certificate or certificates representing the shares so transferred and converted the Corporation shall issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates representing the shares of Voting Common Stock into which such transferred shares of Class A Non-Voting Common Stock have been converted.

(ii) The shares of Class A Non-Voting Common Stock shall be convertible into shares of Voting Common Stock on a one-to-one basis at any time and from time to time at the option of the holder. Any such conversion shall be effected by the surrender to the Corporation of the certificate or certificates representing the Class A Non-Voting Common Stock, together with written notice by the holder of such Class A Non-Voting Common Stock, stating that such holder desires to convert the shares of Class A Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of the Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice and certificates, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon such conversion, and the Corporation will deliver to the converting holder a certificate representing any Class A Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

(d) *Conversion of Class B Non-Voting Common Stock.*

(i) The shares of Class B Non-Voting Common Stock shall only be convertible, on a one-for-one basis, into shares of Voting Common Stock following a Qualified Transfer (as defined below). The term "Qualified Transfer" shall mean a sale or other transfer of Class B Non-Voting Common Stock by a holder of such shares: (a) in a widely distributed public offering registered pursuant to the Securities Act of 1933, as amended, (b) in a private sale or transfer in which the relevant transferee (together with its Affiliates and other transferees acting in concert with it) acquires no more than 2% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3) and determined by giving effect to any such permitted conversion of transferred shares of Class B Non-Voting Common Stock upon such transfer pursuant to this Article FOURTH) of the Corporation, (c) to a transferee that (together with its Affiliates and other transferees acting in concert with it) owns or controls more than 50% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3)) of the Corporation without regard to any transfer of shares from the transferring holder of shares of Class B Non-Voting Common Stock or (d) to the Corporation. As used in this subparagraph (d)(i) of this Article FOURTH, the term "Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") has the meaning set forth in 12 C.F.R. § 225.2(e)(1).

(ii) Following a Qualified Transfer, a holder of such transferred shares of Class B Non-Voting Common Stock may surrender to the Corporation the certificate or certificates representing the Class B Non-Voting Common Stock, and any evidence of the Qualified Transfer as the Corporation may reasonably request, together with written notice by the holder of such Class B Non-Voting Common Stock, stating that such holder desires to convert the shares of Class B Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice, certificates and evidence of a Qualified Transfer as it may reasonably request, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon conversion, and the Corporation will deliver to the converting holder a certificate representing any Class B Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Except as otherwise provided herein, such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the Bylaws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on or about the date hereof, (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in any national securities exchange registered under Section 6 of the Act with the Securities and Exchange Commission (the "Commission") that is a direct or indirect subsidiary of the Corporation (hereinafter, any such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article.* If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article.* If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the Bylaws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

Bylaws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal Bylaws of the Corporation. The Bylaws of the Corporation may also be amended or repealed, or new Bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's Bylaws must be made in accordance with procedures set out in the Bylaws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

AMENDED AND RESTATED

BYLAWS OF

BATS GLOBAL MARKETS, INC.

Dated as of January 31, 2014

Table Of Contents

AMENDED AND RESTATED
BYLAWS OF
BATS GLOBAL MARKETS, INC.

ARTICLE I
OFFICES

The initial registered office of the Corporation in the State of Delaware shall be located at 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware. The initial registered agent at such address shall be The Corporation Trust Company. The Corporation may have such other office or offices, either within or without the State of Delaware, as the Board of Directors may from time to time designate or as the purposes of the Corporation may require from time to time.

ARTICLE II
STOCKHOLDERS MEETINGS

Section 2.01. Place of Meetings. Meetings of the Stockholders of the Corporation shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors.

Section 2.02. Annual Meeting.

(a) The annual meeting of the Stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on the third Tuesday of January of each year or at such other time as may be designated from time to time by the Board of Directors.

(b) At an annual meeting of the Stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a Stockholder. For business to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a Stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the Stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the

Corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. A Stockholder's notice to the Secretary shall set forth as to each matter the Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the Stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the Stockholder, (iv) any material interest of the Stockholder in such business and (v) any other information that is required to be provided by the Stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a Stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a Stockholder proposal in the proxy statement and form of proxy for a Stockholder's meeting, Stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are nominated in accordance with the procedures set forth in this Section 2.02(c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of Stockholders by or at the direction of the Board of Directors or by any Stockholder of the Corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c) and Section 4.2 of that certain Investor Rights Agreement (the "Investor Agreement"), dated on or about the date hereof, as may be amended from time to time, for so long as such Investor Agreement is in effect (capitalized terms in the Investor Agreement shall have the meanings assigned to them in such Investor Agreement, a copy of which is attached to these Bylaws as Exhibit A). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation in accordance with the provisions of paragraph (b) of this Section 2.02. Such Stockholder's notice shall set forth (i) as to each person, if any, whom the Stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the Stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the Stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the

1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such Stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 2.02. At the request of the Board of Directors, any person nominated by a Stockholder for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in the Stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

Section 2.03. Special Meetings.

(a) Special meetings of the Stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors, shall fix.

(b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the Stockholders entitled to vote, in accordance with the provisions of Section 2.04 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this Section 2.03(b) shall be construed as limiting, fixing, or affecting the time when a meeting of Stockholders called by action of the Board of Directors may be held.

Section 2.04. Notice of Meetings. Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of Stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of Stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any Stockholder by his attendance thereat in person or by proxy, except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any Stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 2.05. Quorum. At all meetings of Stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of Stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The Stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the vote cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, excluding abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 2.06. Adjournment and Notice of Adjourned Meetings. Any meeting of Stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.

Section 2.07. Voting Rights. For the purpose of determining those Stockholders entitled to vote at any meeting of the Stockholders, except as otherwise provided by law or the Certificate of Incorporation, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 6.04 of these

Bylaws, shall be entitled to vote at any meeting of Stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a Stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 2.08. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the General Corporation Law of Delaware, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of subsection (c) shall be a majority or even split in interest.

Section 2.09. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any Stockholder who is present.

Section 2.10. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the Stockholders, or any action which may be taken at any annual or special meeting of the Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent shall bear the date of signature of each Stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner herein required, written consents signed by a sufficient number of Stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those Stockholders who have not consented in writing. If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of the State of Delaware if such action had been voted on by Stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of Stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware. Notwithstanding the foregoing, no such action by written consent may be taken following the closing of the initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), covering the offer and sale of Common Stock of the Corporation (the "Initial Public Offering").

Section 2.11. Organization.

(a) At every meeting of Stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the Stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of Stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to Stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of Stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE III
DIRECTORS

Section 3.01. Number and Term of Office. The Board of Directors of the Corporation shall consist of fifteen (15) members, or such other number of members as determined from time to time by resolution of the Board of Directors, unless otherwise provided in the Certificate of Incorporation. Directors need not be Stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the Stockholders called for that purpose in the manner provided in these Bylaws. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be a director of the Corporation.

Section 3.02. Powers. The powers of the Corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation. The Board of Directors shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 3.03. Vacancies. Unless otherwise provided in the Certificate of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by Stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 3.04. Resignation. Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 3.05. Removal. Subject to the rights of the holders of any series of Common Stock, the Board of Directors or any individual director may be removed from office at any time (i) with cause by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of voting stock of the Corporation, entitled to vote at an election of directors (the "Voting Stock") or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of the Voting Stock.

Section 3.06. Meetings.

(a) **Annual Meetings.** The annual meeting of the Board of Directors shall be held immediately before or after the annual meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) **Regular Meetings.** Unless otherwise specified by the Certificate of Incorporation, regular meetings of the Board of Directors shall be held at any place within or without the State of Delaware which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) **Special Meetings.** Unless otherwise specified by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer or any two of the directors.

(d) **Telephone Meetings.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Notice of Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.07. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 10.01 hereof, for which a quorum shall be one third of the exact number of directors fixed from time to time in accordance with the Certificate of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 3.08. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 3.09. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 3.10. Committees.

(a) **Executive Committee.** The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation.

(b) **Other Committees.** The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term.** Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings.** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 3.10 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 3.11. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or if the Chief Executive Officer is absent, the President, or if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

ARTICLE IV
OFFICERS

Section 4.01. Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 4.02. Tenure and Duties of Officers.

(a) **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be an officer of the Corporation.

(b) **Duties of Chairman of the Board of Directors.** The Chairman of the Board of Directors, when present, shall preside at all meetings of the Stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(c) **Duties of Chief Executive Officer.** The Chief Executive Officer shall preside at all meetings of the Stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the Corporation, the Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and affairs of the Corporation. The Chief Executive Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. In the absence or disability of the Chief Executive Officer, or if there is Chief Executive Officer, the President shall serve as the chief executive officer of the Corporation and shall have the powers and duties prescribed in this paragraph (c).

(d) **Duties of President.** The President shall be a senior executive officer of the Corporation and shall perform such duties and have such powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. In the absence or disability of the Chief Executive Officer, or if there is no Chief Executive Officer, the President shall serve as the chief executive officer of the Corporation and shall have the powers and duties prescribed in paragraph (c).

(e) **Duties of Vice Presidents.** The Vice Presidents shall perform duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(f) **Duties of Secretary.** The Secretary shall attend all meetings of the Stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the Stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(g) **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President and Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

Section 4.03. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4.04. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 4.05. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE V
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 5.01. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the Chief Executive Officer, the President, or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 5.02. Voting of Securities Owned by the Corporation. Unless otherwise instructed by the Board of Directors, the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, members, partners or equity holders of any corporation, limited liability company, partnership or any other entity (including BATS Global Markets Holdings, Inc. and Direct Edge Holdings LLC) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

ARTICLE VI
SHARES OF STOCK

Section 6.01. Form and Execution of Certificates. Certificates for the shares of stock of the Corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or Chief Executive Officer or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 6.02. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 6.03. Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such Stockholders in any manner not prohibited by the General Corporation Law of Delaware.

(c) The Corporation shall have the right by appropriate action to impose restrictions upon the transfer of any shares of its stock, or any interest therein, from time to time, so long as such restrictions are consistent with the provisions of the Certificate of Incorporation.

Section 6.04. Fixing Record Dates.

(a) In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of

Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) Prior to the Initial Public Offering, in order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any Stockholder of record seeking to have the Stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the Stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.05. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII
OTHER SECURITIES OF THE CORPORATION

All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 6.01), may be signed by the Chairman of the Board of Directors, the President or Chief Executive Officer or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE VIII
DIVIDENDS

Section 8.01. Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 8.02. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of

Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX
FISCAL YEAR

The fiscal year of the Corporation shall be the calendar year.

ARTICLE X
INDEMNIFICATION

Section 10.01. Indemnification of Directors, Officers, Employees And Other Agents. The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law.

(a) **Other Officers, Employees and Other Agents.** The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) **Expenses.** The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another Corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(c) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) **Non Exclusivity of Rights.** To the fullest extent permitted by the Corporation's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Corporation's Certificate of Incorporation.

(e) **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) **Insurance.** The Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(g) **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(h) **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(i) **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Bylaw or any applicable law.

(3) The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(4) References to a "director," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

Section 10.02. Corporation Not Liable. The Corporation shall not be liable for any loss or damage sustained by any current or former member of any national securities exchange registered with the Securities and Exchange Commission (the "Commission") under Section 6 of the 1934 Act that is a direct or indirect subsidiary of the Corporation (each, an "Exchange") growing out of the use or enjoyment by such current or former member of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, an Exchange.

ARTICLE XI
NOTICES

Section 11.01. Notices.

(a) **Notice to Stockholders.** Whenever, under any provisions of these Bylaws, notice is required to be given to any Stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the Corporation or its transfer agent.

(b) **Notice to Directors.** Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) **Affidavit of Mailing.** An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the Stockholder or Stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) **Time Notices Deemed Given.** All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(e) **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) **Failure to Receive Notice.** The period or limitation of time within which any Stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such Stockholder or such director to receive such notice.

(g) **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) **Notice to Person with Undeliverable Address.** Whenever notice is required to be given, under any provision of law or the Certificate of Incorporation or Bylaws of the Corporation, to any Stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

ARTICLE XII
AMENDMENTS

Subject to paragraph (h) of Section 10.01 of the Bylaws, or as set forth in the Certificate of Incorporation of the Corporation, the Bylaws of the Corporation may be amended or repealed, or new Bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation adopted by the Stockholders of seventy percent (70%) of the shares entitled to vote. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of the Bylaws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of each Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the 1934 Act and the rules promulgated under the 1934 Act by the Commission or otherwise, then the proposed changes to the Bylaws of the Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE XIII
LOANS TO OFFICERS

The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or other assistance may reasonably be expected to benefit the Corporation. Such loan may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

ARTICLE XIV
SRO FUNCTIONS OF EXCHANGES

Section 14.01. Non-Interference. For so long as the Corporation shall, directly or indirectly, control an Exchange (for purposes of this Article XIV, each Exchange generically referred to as the "Exchange"), the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the Board of Directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the 1934 Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 14.01.

Section 14.02. Confidentiality. All books and records of the Exchange reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records shall not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof, and shall be retained in confidence by the Corporation and the members of the Board of Directors, officers, employees and agents of the Corporation, and not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these Bylaws shall be interpreted so as to limit or impede the rights of the Commission or the Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or the Exchange.

Section 14.03. Books and Records, etc. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the 1934 Act. For so long as the Corporation shall control, directly or indirectly, the Exchange, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and the Exchange, provided that such books and records are related to the operation or administration of the Exchange.

Section 14.04. Compliance with Securities Laws; Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and the Exchange pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and the Exchange in respect of the Commission's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 14.04.

Section 14.05. Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the Commission, and the Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of the Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or the Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of the Exchange.

Section 14.06. Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors and employees, prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of this Article XIV, as applicable, with respect to their activities related to the Exchange.

EXHIBIT A

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this "Agreement") is made and entered into effective as of the 31 day of January, 2014, by and among BATS Global Markets, Inc. (f/k/a BATS Global Markets Holdings, Inc., a Delaware corporation (the "Company"), and all stockholders of the Company signatory hereto or who hereafter become a party to this Agreement (the "Stockholders").

WHEREAS, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of August 23, 2013, as amended, among the Company, BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), a Delaware corporation ("BATS"), Direct Edge Holdings LLC, a Delaware limited liability company ("Direct Edge"), Blue Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Blue Merger Sub"), and Delta Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company ("Delta Merger Sub"), (i) Blue Merger Sub merged with and into BATS, with BATS as the surviving corporation, (ii) Delta Merger Sub merged with and into Direct Edge, with Direct Edge as the surviving limited liability company, (iii) the stockholders of BATS exchanged their respective shares of BATS common stock for shares of the Company's Common Stock and (iv) the members of Direct Edge exchanged their respective units of limited liability company interest of Direct Edge for shares of the Company's Common Stock (the foregoing, collectively, the "Transaction");

WHEREAS, in connection with the acquisition of Common Stock by the parties hereto pursuant to the Transaction, the parties desire to enter into this Agreement to govern certain of their rights, duties and obligations after consummation of the transactions contemplated by the Merger Agreement and the other Transaction Documents (as defined in the Merger Agreement);

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereto hereby agree as follows:

Section 1. General Provisions.

1.1. Definitions. As used herein, the following terms shall have the following respective meanings:

"Affiliate" of a specified Person shall mean any other Person that controls, is controlled by or is under common control with such specified Person, including but not limited to, in the case of any Person that is an entity and not a natural person, any officer, director, stockholder or other owner (if holding equity in such entity having more than 1% of such entity's combined voting power or equity value), partner, member, trustee or holder of a similar role; provided that Lime Brokerage Holdings LLC, Mark Gorton, and John Martello shall be considered Affiliates of each other for purposes of this Agreement.

"Board" shall mean the Board of Directors of the Company.

"Charter" shall mean the Company's Certificate of Incorporation, as may be amended from time to time.

"Class A Non-Voting Common Stock" shall mean the Company's class A non-voting common stock, par value $0.01 per share.

"Class B Non-Voting Common Stock" shall mean the Company's class B non-voting common stock, par value $0.01 per share.

"Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"Common Stock" shall mean, collectively, Voting Common Stock and Non-Voting Common Stock.

"Common Holder" shall mean a Stockholder owning less than 5% of the outstanding Common Stock on a Fully Diluted Basis.

"Derivative Securities" shall mean any securities or rights convertible into, or exercisable or exchangeable for, Common Stock, including options and warrants.

"Encumbrance" shall mean any charge, claim, mortgage, servitude, easement, right of way, community or other marital property interest, covenant, equitable interest, license, lease or other possessory interest, lien, option, pledge, security interest, preference, priority, right of first refusal or similar restriction.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Founder" shall mean, together with its Affiliates, each of the following Stockholders: (i) Citigroup Financial Products, Inc.; (ii) Credit Suisse First Boston Next Fund, Inc.; (iii) DB Investment Partners, Inc.; (iv) GETCO Investments, LLC; (v) Instinet Holdings Incorporated; (vi) LabMorgan Investment Corporation; (vii) [Intentionally Omitted]; (viii) Lime Brokerage Holdings LLC; (ix) ML IBK Positions, Inc.; (x) Strategic Investments I, Inc.; (xi) Tradebot Ventures Fund I, LLC; (xii) WEDBUSH, Inc.; (xiii) The Goldman Sachs Group, Inc.; and (xiv) Citadel Securities LLC, provided that such Stockholder, together with its Affiliates, continues to own 1% or more of the outstanding Common Stock on a Fully Diluted Basis.

"Founder Director" shall have the meaning ascribed thereto in Section 4.1(b)(i).

"Fully Diluted Basis" shall be calculated on the basis of all outstanding shares of Common Stock, including shares of Restricted Stock, and assuming full conversion and exercise of all Derivative Securities; provided, however, that shares of Restricted Stock shall not be taken into account in calculating a "Fully Diluted Basis" for purposes of Section 3 hereof.

"Investor" shall mean a Founder, a Non-Founder or ISE Stockholder, as applicable.

"Instrument of Adherence" shall have the meaning ascribed thereto in Section 2.1.

"ISE Stockholder" shall mean International Securities Exchange Holdings, Inc., together with its Affiliates.

"New Equity Plan" shall mean the BATS Global Markets, Inc. 2014 Equity Incentive Plan, as may be amended from time to time, pursuant to which the Company is authorized to grant shares of Restricted Stock (as defined below) to select employees, officers, directors and consultants of the Company and its Affiliates.

"New Issuance" shall mean, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"Non-Founder" shall mean, together with its Affiliates, a Stockholder (other than a Founder or ISE Stockholder (except as provided in Section 2.2(i)) initially owning 5% or more of the outstanding Common Stock on a Fully Diluted Basis, provided that the Stockholder, together with its Affiliates, continues to own 3% or more of the outstanding Common Stock on a Fully Diluted Basis.

"Non-Founder Director" shall have the meaning ascribed thereto in Section 4.1(b)(ii).

"Non-ISE Non-Voting Stockholder" shall have the meaning ascribed thereto in Section 2.2(i).

"Non-Voting Common Stock" shall mean the Company's Class A Non-Voting Common Stock and the Company's Class B Non-Voting Common Stock.

"Non-Voting ISE Conversion Event" shall have the meaning ascribed thereto in Section 2.2(i).

"Offer Notice" shall have the meaning ascribed thereto in Section 5.1.

"Observer" shall have the meaning ascribed thereto in Section 4.2(c).

"Person" shall mean any individual, partnership, corporation, limited liability company, group, trust, foundation or other legal entity.

"Qualified Public Offering" shall mean an offering to the public of Voting Common Stock at a per share price of not less than $12 (as adjusted for stock splits, reverse stock splits, stock dividends and similar events from and after the date of this Agreement) and gross proceeds of not less than $50,000,000.

The terms "register," "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement, or, as the context may require, under the Exchange Act or applicable state securities laws.

"Registrable Securities" shall mean (i) shares of Common Stock owned or hereinafter acquired by the Stockholders, (ii) any shares of Common Stock issued or issuable upon conversion of any capital stock of the Company acquired by the Stockholders after the date hereof, and (iii) any shares of capital stock of the Company issued or issuable with respect to the securities referred to in clauses (i) or (ii) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization; excluding in all cases, however, any Registrable Securities sold by a Person in a registration in which the rights under Section 6 hereof are not assigned or any shares for which registration rights have terminated pursuant to Section 6.13 hereof; provided, however, that Restricted Stock shall not be considered Registrable Securities for purposes of this Agreement.

"Registration Expenses" shall mean the expenses so described in Section 6.8.

"Restricted Stock" shall mean shares of Common Stock that are granted pursuant to the New Equity Plan or any successor or replacement thereto and that are subject to a substantial risk of forfeiture and transfer restrictions or are otherwise substantially nonvested.

"Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Stock" shall mean (a) the presently issued and outstanding shares of Common Stock and any Derivative Securities (which Derivative Securities shall be deemed to be that number of outstanding shares of Common Stock for which they are exercisable), (b) any additional shares of capital stock of the Company hereafter issued and outstanding and (c) any shares of capital stock of the Company into which such shares may be converted or for which they may be exchanged or exercised.

"Transfer" shall have meaning ascribed thereto in Section 2.1.

"Voting Common Stock" shall mean the Company's voting common stock, par value $0.01 per share.

Section 2. Restrictions on Transfer.

2.1. Non-Complying Transfers Prohibited. No Stockholder shall sell, assign, transfer, exchange, devise, pledge, hypothecate, encumber or otherwise alienate or dispose of (each, a "Transfer") all or any Stock owned by such Stockholder or owned by him, her or it during the term of this Agreement, or any right or interest therein, whether voluntarily or involuntarily, by operation of law, court order, foreclosure, marital property division or otherwise, except in compliance with applicable federal and state securities laws and this Agreement. All Transfers in violation of this Agreement shall be void. In addition to any other legal or equitable remedies the Company or the non-transferring Stockholders may have, the Company and each of such other Stockholders may enforce his, her or its rights under this Agreement by action(s) for specific performance, to the extent permitted by law, or may obtain a temporary and/or permanent injunction restraining any such Transfer (no bond or other security shall be required in connection with such action). The Company shall refuse to recognize any purported transferee as a Stockholder and shall continue to treat the Stockholder as a Stockholder for all purposes, including without limitation for purposes of dividend and voting rights, until all applicable provisions of this Agreement have been complied with. The remedies provided herein are cumulative and not exclusive of any other remedies provided herein or by law. Each transferee of any Stock who or which is not already a Stockholder, in addition to complying with the terms and conditions for any Transfer of Stock, shall as a condition precedent to the effectiveness of such Transfer execute and deliver an instrument of adherence hereto in a form acceptable to the Company (an "Instrument of Adherence"), thereby becoming a party hereto and a Stockholder hereunder, an Instrument of Adherence in the forms of Exhibit I and II hereto being forms acceptable to the Company and, (x) with respect to a Transfer from an Investor, such party shall be deemed an Investor for all purposes hereunder, and (y) with respect to a Transfer from a Common Holder, such party shall be deemed a Common Holder for all purposes hereunder. All Transfers permitted or contemplated by this Agreement shall be further limited by and subject to the limitations on transfer set forth in the Charter.

2.2. Rights of First Refusal on Voluntary Transfers.

(a) Offer of Stock to the Company and the Investors. If at any time any Stockholder (the "Selling Stockholder") desires to Transfer all or any portion of his, her or its Common Stock pursuant to a bona fide offer from a third party (the "Proposed Transferee"), the Selling Stockholder shall, within five (5) business days after the Proposed Transferee has delivered such offer to the Selling Stockholder, submit a written notice to the Company and the other Stockholders, which notice shall contain an offer (the "Offer") to the Company and the Investors to Transfer the Stock proposed to be Transferred (the "Offered Shares") on terms and conditions, including price, not less favorable to the Company and the Investors than those on which the Selling Stockholder proposes to Transfer such Offered Shares to the Proposed Transferee. The Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares, the total number of shares of Stock owned by the Selling Stockholder, the terms and conditions, including price, of the proposed Transfer, and any other material facts relating to the proposed Transfer. The Offer shall further state that each of the Company and the Investors may acquire, in accordance with the provisions of this Section 2.2, all or any portion of the Offered Shares, for the price, including deferred payment terms (without having to comply with any other, non-monetary terms), set forth therein; provided that the rights of the Company and the Investors to acquire the Offered Shares shall be conditioned upon the Company's and/or the Investors' acquiring all of the Offered Shares, in accordance with the provisions of this Section 2.2, for the price and upon the other terms and conditions, including deferred payment, if applicable, set forth in the Offer.

(b) Right of First Refusal of the Company. If the Company (or any assignee of the Company) desires, or determines not, to acquire all or any portion of the Offered Shares, the Company (or its assignee) shall communicate in writing such determination relating to the Offered Shares to the Selling Stockholder and to the other Stockholders within twenty (20) days after the date of receipt of the Offer (the "Company Election"), which communication shall state the number of Offered Shares that the Company (or its assignee) desires to purchase, if applicable.

(c) Right of First Refusal of the Investors. If the Company (or its assignee) does not elect to purchase all or any portion of the Offered Shares, the Investors shall have the right to purchase up to that number of remaining Offered Shares. Each Investor desiring to purchase any remaining Offered Shares shall deliver written notice to the Selling Stockholder, the other Stockholders and the Company within ten (10) days of the date of receipt of the Company Election, which notice shall state the number of remaining Offered Shares such Investor desires to purchase. In the event the Investors indicated that they desire to purchase in excess of the remaining Offered Shares after the Company or its assignee has elected to acquire or declined to acquire the Offered Shares, then the amount of Offered Shares to be acquired by each Investor shall be allocated among such Investors based upon the percentage of the Common Stock held by each such Investor to the Common Stock held by all Investors who have elected to exercise their right to acquire the Offered Shares under this Section 2.2(c).

(d) Agreement to Purchase and Sell; Closing. In the event that the Company (or its assignee) and/or the Investors (together, the "Purchasers") elect to purchase, in the aggregate, all of the Offered Shares, then the written notice by the Company (or its assignee) pursuant to Section 2.2(b) and, if there are any remaining Offered Shares, by the Investors pursuant to Section 2.2(c), shall, when taken in conjunction with the Offer, each be deemed to constitute valid, legally binding and enforceable agreements for the sale by the Selling Stockholder to each of the Purchasers of the Offered Shares. Such sales shall be made at the offices of the Company not more than sixty (60) days following the date of receipt of the Offer by the Company and the other Stockholders (or such later date not to exceed sixty (60) additional days to obtain regulatory approvals) (the "First Refusal Closing Date"), or such other date or place agreed to by the Selling Stockholder and the Purchasers. Such sales shall be effected by the Selling Stockholder's delivery to the Purchasers of stock assignment(s) duly endorsed for Transfer of ownership of, and all certificates representing, the Offered Shares, free and clear of any Encumbrances, to the Purchasers against payment to the Selling Stockholder of the purchase price therefor by the Purchasers; provided that the Purchasers shall not be required to meet any non-monetary terms of the Offer, including, without limitation, delivery of other securities in exchange for the Offered Shares, but instead, shall be required to deliver to the Selling Stockholder cash in an amount equal to the fair market value of such securities, as determined by the Board in good faith.

(e) Transfer to Proposed Transferee. Subject to Section 3, but notwithstanding anything to the contrary in this Section 2.2, if the Company and the Investors do not elect to purchase all of the Offered Shares within the time periods required by Section 2.2(b) and 2.2(c), or if the closing of any such accepted offer does not occur by the First Refusal Closing Date (and the failure to close by such date is not due to the Selling Stockholder), the Selling Stockholder shall not be required to Transfer any Offered Shares to the Company or the Investors, the rights given under this Section 2.2 to the Company and the Investors shall be without further effect and the Selling Stockholder shall be free to Transfer the Offered Shares to the Proposed Transferee at any time within ninety (90) days after the date of receipt of the Offer by the Company and the other Stockholders; provided that any such Transfer shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those specified in the Offer. Any Offered Shares not Transferred within such period of ninety (90) days shall thereafter again become subject to the requirements of a prior offer pursuant to this Section 2.2.

(f) Permitted Transferees. The provisions of Section 2.1, this Section 2.2 and Section 3 shall not apply to (i) Transfers by any Stockholder to any member of such Stockholder's family or to any trust for the benefit of such Stockholder or any family member of such Stockholder; (ii) if the Stockholder is an individual, (X) Transfers by the Stockholder to his, her or its guardian or conservator; (Y) Transfers by the Stockholder in the event of his or her death, to his or her executor(s) or administrator(s) or to trustee(s) under his or her will, or otherwise by will or the laws of descent and distribution; and (Z) Transfers by the Stockholder to a corporation or limited liability company, 100% of the securities of which are solely owned by such Stockholder; (iii) if the Stockholder is a corporation, partnership, or limited liability company, Transfers by such Stockholder to its Affiliates, stockholders, partners or members, or to any other Person or entity that controls, is controlled by or is under common control with (as defined in the Securities Act) such Stockholder; or (iv) the Company's repurchase of capital stock of the Company from an employee, director or consultant pursuant to the terms of any stock restriction agreement or stock purchase agreement between the holder of such capital stock and the Company (collectively, "Permitted Transferees"); provided that, in any such event, the Stock so Transferred in the hands of each such Permitted Transferee shall remain subject to this Agreement. Upon execution of an Instrument of Adherence, the Permitted Transferee shall become a Stockholder, and the Company shall take all such action required to effectuate such transfer to a Permitted Transferee at the transferring Stockholder's cost and such transfer shall be deemed effective regardless of whether any such action has been taken by the Company. No Transfer of Stock to a Permitted Transferee shall be effective if the purpose of such Transfer shall have been to circumvent the provisions of this Agreement. As used in this Section 2.2(f), the word "family," with respect to a Person, shall include any spouse, lineal ancestor or descendant (whether natural or adopted), brother or sister of such Person and any spouse of any such lineal ancestor or descendant, brother or sister.

(g) Restricted Stock. Notwithstanding anything to the contrary contained herein, shares of Restricted Stock shall not be subject to Transfer under this Section 2.2 and shall not be included in Offered Shares; provided, however, that shares of Restricted Stock may be subject to Transfer pursuant to Sections 2.2(f)(i) and 2.2(f)(ii) so long as the Restricted Stock remains subject to a substantial risk of forfeiture in the hands of a Permitted Transferee as if, and to the extent that, the Restricted Stock would be subject to a substantial risk of forfeiture if it had remained in the hands of the Stockholder.

(h) ISE Stockholder Purchases. Notwithstanding anything to the contrary contained herein, if the ISE Stockholder purchases and acquires any Offered Shares pursuant to the rights of first refusal granted to the Investors pursuant to this Section 2, to the extent such Offered Shares are shares of Voting Common Stock or Class B Non-Voting Common Stock, such Offered Shares shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to shares of Class A Non-Voting Common Stock. In connection with such conversion, the transferor shall surrender such Offered Shares to the Company and the Company shall issue shares of Class A Non-Voting Common Stock to ISE Stockholder.

(i) Non-ISE Non-Voting Stockholder Purchases. Notwithstanding anything to the contrary contained herein, if any holder of Non-Voting Common Stock other than the ISE Stockholder (a "Non-ISE Non-Voting Stockholder") purchases and acquires any

Offered Shares pursuant to the rights of first refusal granted to the Investors pursuant to this Section 2, to the extent such Offered Shares are shares of Voting Common Stock or, in the case of a holder of Class B Non-Voting Common Stock, Class A Non-Voting Common Stock, such Offered Shares shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to shares of Non-Voting Common Stock (of the class and type held by such Non-ISE Non-Voting Stockholder or if such Non-ISE Non-Voting Stockholder holds both Class A Non-Voting Common Stock and Class B Non-Voting Common Stock, a combination of such classes of Non-Voting Common Stock as is proportionate to the classes of Non-Voting Common Stock held by such Non-ISE Non-Voting Stockholder). In connection with such conversion, the transferor shall surrender such Offered Shares to the Company and the Company shall issue shares of Non-Voting Common Stock (of the class and type to be received by such Non-ISE Non-Voting Stockholder) to such Non-ISE Non-Voting Stockholder.

(j) Non-Voting ISE Conversion Event. (i) Upon termination of this Agreement, (ii) if ISE Stockholder Transfers any shares of Class A Non-Voting Common Stock to a Person other than any Related Person (as defined in the Charter) of ISE Stockholder or (iii) if ISE Stockholder includes any shares of Class A Non-Voting Common Stock in any public offering of stock of the Company (each, a "Non-Voting ISE Conversion Event"), then such shares (or all shares if upon termination of this Agreement) of Class A Non-Voting Common Stock shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to the same number of shares of Voting Common Stock. In the case of a Transfer described in clause (ii) above, the transferee shall be eligible to be deemed a "Non-Founder" for purposes of this Agreement in accordance with the definition thereof. ISE Stockholder and the Company shall take all such action in connection with such conversion as contemplated by the Charter. ISE Stockholder agrees that the shares of Class A Non-Voting Common Stock held by ISE Stockholder shall only be convertible to shares of Voting Common Stock in the circumstances provided in this Section 2.2(j), and any other purported conversion of such shares shall be void.

Section 3. Participation in Sales.

(a) Take-Along Right. In the event that a Stockholder (the "Offeree") receives a bona fide offer from a third party or parties other than the Company, any other Stockholder, or a Permitted Transferee (the "Third-Party Buyer") to purchase Stock owned by the Offeree (the "Take-Along Shares"), for a specified price payable in cash or other consideration and on specified terms and conditions (the "Take-Along Offer"), and the Offeree proposes to Transfer the Take-Along Shares to the Third-Party Buyer pursuant to the Take-Along Offer, the Offeree shall not effect such Transfer unless, in the event the Company and the other Stockholders have not purchased all such Take-Along Shares pursuant to Section 2.2, each other Stockholder is first given the right to sell to the Third-Party Buyer, at the same price per share and on the same terms and conditions as stated in the Take-Along Offer or as otherwise agreed by the Offeree and the other Stockholders with the Third Party Buyer, up to the number of shares of Stock equal to the Take-Along Shares multiplied by a fraction, the numerator of which shall be the aggregate number of shares of Stock owned by such other Stockholder calculated on a Fully Diluted Basis and the denominator of which shall be the aggregate number of shares of Stock outstanding on a Fully Diluted Basis. Each Stockholder with a right to participate in a Take Along Offer is hereinafter referred to as a "Right Holder."

(b) Notices of Offer and Intent to Participate. If a Right Holder wishes to participate in any sale pursuant to Section 3(a), it shall notify the Offeree in writing of such intention and the number of shares of Stock it wishes to sell pursuant to this Section 3(b) within the period of ten (10) days referred to in Section 2.2(c) above. If the Offeree does not receive such notice from the Right Holder within such period, the Offeree shall be free to consummate the proposed transaction in compliance herewith without any obligation to include such Right Holder's Stock in such transaction.

(c) Sale of Take-Along Shares. The Offeree and any Right Holder that has provided timely notice in accordance with Section 3(b) above shall sell to the Third-Party Buyer all, or at the option of the Third-Party Buyer, any part of the Stock proposed to be sold by them at not less than the price and upon other terms and conditions, if any, not more favorable to the Third-Party Buyer than those stated in the Offer; provided, however, that any purchase of less than all of such Stock by the Third-Party Buyer shall be made from the Offeree and such Right Holders pro rata based upon the relative amount of the Stock that each of the Offeree and each Right Holder are entitled to sell pursuant to Section 3(a).

(d) Restricted Stock. Notwithstanding anything to the contrary contained herein, a Stockholder who only holds shares of Restricted Stock shall not be eligible to participate in any sales as described in this Section 3.

Section 4. Board of Directors.

4.1. Election of Directors. Each Stockholder shall take or cause to be taken such actions as may be required from time to time to establish and maintain:

(a) The number of persons comprising the Board shall be not more than fifteen (15), unless increased by resolution of the Board;

(b) The election to the Board of:

(i) for each Founder, together with its Affiliates, owning 3% or more of the outstanding Common Stock on a Fully Diluted Basis, one (1) individual to be designated by such Founder and its Affiliates (in each case, for so long as the Founder remains a Founder) (the "Founder Directors");

(ii) for each Non-Founder, together with its Affiliates, owning 10% or more of the outstanding Common Stock on a Fully Diluted Basis, one (1) individual to be designated by such Non-Founder and its Affiliates (in each case, for so long as the Non-Founder remains a Non-Founder and continues to own 7% or more of the outstanding Common Stock on a Fully Diluted Basis) (the "Non-Founder Directors"); and

(iii) that number of individuals designated by Stockholders holding Voting Common Stock necessary to fill any vacancies on the Board.

For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, ISE Stockholder shall not be entitled to designate any individuals to serve on the Board.

4.2. Appointment of Directors; Removal of Directors; Filling of Vacancies; Observers.

(a) A Stockholder having the right to designate a director pursuant to Section 4.1(b) shall designate a Person to serve on the Board by providing written notice to the Company within ninety (90) days of becoming eligible to designate a Person to serve on the Board. If a Stockholder fails to designate a Person to serve on the Board within this 90-day period, such Stockholder permanently forfeits the right to appoint a Person to serve on the Board, unless, solely in the case of a Founder, the Stockholder subsequently meets the ownership requirements of a Non-Founder set forth in Section 4.1(b)(ii), in which case (i) such Stockholder shall be re-classified by the Board as a Non-Founder, (ii) this Agreement shall be deemed amended as such without any further action by the Board or Stockholders, and (iii) the Non-Founder shall be entitled to designate a Person to serve on the Board within ninety (90) days of becoming a Non-Founder pursuant to this Section 4.2(a). Notwithstanding the foregoing, if any Stockholder has designated a Person to serve on the board of directors of BATS prior to the date of this Agreement and such Person has become a member of the Board by operation of the Merger Agreement, such Stockholder shall not be required to re-designate such Person to the Board upon the execution of this Agreement. If, however, a Stockholder seeks to replace the Person it designated to serve on the board of directors of BATS with a new Founder Director or Non-Founder Director, as applicable, in conjunction with the consummation of the transactions contemplated by the Merger Agreement and the execution of this Agreement, such Stockholder must make such designation in accordance with this Section 4.2(a).

(b) Each Stockholder shall take all action necessary to remove forthwith any director when (and only when) such removal is requested for any reason, with or without cause, by the Person(s) that designated such director for election. In the case of the death, resignation or removal as herein provided of a director, each Stockholder shall vote all Stock owned by him, her or it to elect another individual designated by the same Person(s) that designated the deceased, resigning or removed director if, at the time such vacancy occurs, such Person(s) shall have the right to designate a director pursuant to Section 4.1. If a director is removed in accordance with this Section 4.2(b), the Person(s) that designated such director shall designate a replacement director to serve on the Board within sixty (60) days of such removal by providing written notice to the Company. If a Stockholder fails to designate a replacement director to serve on the Board within this 60-day period, such Stockholder permanently forfeits the right to appoint a Person to serve on the Board, unless, solely in the case of a Founder, the Stockholder subsequently meets the ownership requirements of a Non-Founder set forth in Section 4.1(b)(ii), in which case (i) such Stockholder shall be re-classified by the Board as a Non-Founder, (ii) this Agreement shall be deemed amended as such without any further action by the Board or Stockholders, (iii) and the Non-Founder shall be entitled to designate a Person to serve on the Board in accordance with Section 4.2(a).

(c) Notwithstanding anything to the contrary in this Agreement, each Founder and Non-Founder will have the right to have one representative present during all meetings of the Board and any committee thereof (the "Observer"). The Observer will have the right to be present (either in person or by teleconference or video conference) and address the Board or any committee thereof at all meetings the Board or any committee thereof, and receive copies of all materials and correspondence delivered to the members of the Board or any committee thereof. For purposes of clarity, the Observer is not entitled to vote at any meeting of the Board or any committee thereof as a member of the Board or such committee. Each Founder and Non-Founder will cause its Observer to agree to abide by and be subject to the obligations imposed upon directors of the Company pursuant to Article XIV of the Company's bylaws.

4.3. Limitation on Certain Actions by the Company. Without the prior affirmative vote of the holders of at least 70% of the then outstanding shares of Voting Common Stock, the Company shall not:

(a) adopt or effect any plan of sale, merger, consolidation, dissolution, reorganization or recapitalization of the Company;

(b) offer to sell, offer to license, offer to pledge, offer to lease, offer to assign or offer to otherwise dispose, or sell, license, pledge, lease, assign or otherwise dispose, of all or substantially all of the assets of the Company;

(c) issue, sell, deliver or grant any right to purchase any Derivative Securities (except in accordance with Section 5.2(ii)) or any shares of capital stock, or any interest therein, of the Company, other than as contemplated by this Agreement; or

(d) amend or restate the Company's certificate of incorporation or bylaws.

4.4. [Intentionally Omitted].

4.5. Specific Enforcement. Each party hereto agrees that its obligations under this Section 4 are necessary and reasonable in order to protect the other parties to this Agreement, and each party expressly agrees and understands that monetary damages would inadequately compensate an injured party for the breach of this Section 4 by any party, that this Section 4 shall be specifically enforceable, and that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of this Section 4 shall be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

Section 5. Percentage Maintenance.

5.1. Notice of New Issuance. Subject to the terms and conditions of this Section 5 and applicable securities laws, if, at any time after the date hereof, the Company proposes to offer or sell or offers or sells any New Issuances, the Company shall first offer such New Issuances to each Stockholder; provided, however, such Stockholder shall have no right to purchase any such New Issuances if such Stockholder cannot demonstrate to the Company's reasonable satisfaction that such Stockholder is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities

Act. Each Stockholder shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate.

(a) The Company shall give notice (the "Offer Notice") to each Stockholder, stating (i) its bona fide intention to offer such New Issuances, (ii) the number of such New Issuances to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Issuances.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Stockholder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Issuances (i) with respect to holders of Voting Common Stock, in Voting Common Stock or such New Issuance convertible, exchangeable or exercisable into Voting Common Stock, (ii) in the case of the ISE Stockholder, Class A Non-Voting Common Stock or such New Issuance convertible, exchangeable or exercisable into Class A Non-Voting Common Stock, (iii) in the case of a Non-ISE Non-Voting Stockholder, the amount and type of Non-Voting Common Stock in proportion to the amount and type of Non-Voting Common Stock held by such Non-ISE Non-Voting Stockholder or such New Issuance convertible, exchangeable or exercisable into amounts and types of such Non-Voting Common Stock and (iv), in the case of holders of Restricted Stock, shares of Restricted Stock or such New Issuance convertible, exchangeable or exercisable into shares of Restricted Stock but in each case only in the proportions that the Common Stock and shares of Restricted Stock issued and held by such Stockholder bear to the total Common Stock of the Company then outstanding (on a Fully Diluted Basis). At the expiration of such twenty (20) day period, the Company shall promptly notify each Stockholder that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Stockholder") of any other Stockholder's failure to do likewise (each Stockholder who does not elect to purchase or acquire all available shares, a "Non-Electing Stockholder"). During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Stockholder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, in the form of Common Stock of the voting or non-voting class held by such Stockholder and, if applicable, shares of Restricted Stock up to that portion of the New Issuances not subscribed for by the Non-Electing Stockholders equal to the proportions that the Common Stock and shares of Restricted Stock issued and held by such Fully Exercising Stockholder bear to the Common Stock issued and held by all Fully Exercising Stockholders who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 5.1(b) shall occur within sixty (60) days of the date that the Offer Notice is given.

(c) If all New Issuances referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 5.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 5.1(b), offer and sell the remaining unsubscribed portion of such New Issuances to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Issuances within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Issuances shall not be offered unless first reoffered to the Stockholders in accordance with this Section 5.1.

(d) Any shares of Restricted Stock purchased or acquired pursuant to this Section 5.1 shall be governed by the New Equity Plan and applicable award agreements thereunder and shall vest at the same time and in the same proportions as the shares of Restricted Stock held by such Stockholder as of the date of the New Issuance.[1]

5.2. Exempt Issuances. The obligation to provide an Offer Notice and the right of first offer in this Section 5 shall not be applicable in the following instances: (i) a dividend or distribution payable pro rata to all holders of Common Stock; (ii) pursuant to the grant or exercise of options to purchase shares of Common Stock or the grant or vesting of shares of Restricted Stock (subject to ratable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event affecting such shares) issued to employees, officers, directors or consultants of the Company or any subsidiary thereof pursuant to the New Equity Plan (or any other compensation plan or arrangement previously approved by the Board); (iii) in connection with any acquisition (by merger or otherwise) by the Company or any subsidiary of the Company of all or substantially all of the assets or equity interests of any other entity; provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of outstanding Common Stock on a Fully Diluted Basis; (iv) in connection with joint ventures, strategic alliances, corporate partnerings, equipment lease financings or bank credit arrangements entered into for non-equity financing purposes provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of outstanding Common Stock on a Fully Diluted Basis; or (v) pursuant to a Qualified Public Offering covering the offer and sale of Common Stock.

5.3. Rights of New Purchasers. Any purchaser in a New Issuance who is not currently a Stockholder shall be required, as a condition to the purchase, to execute an Instrument of Adherence. Upon such execution of an Instrument of Adherence, such purchaser shall become a Stockholder. In the event that any Stockholder, whether through participation in a New Issuance or a transfer of previously issued Stock, becomes the owner of more than 5% of the issued and outstanding Stock (on a Fully Diluted Basis), then such Stockholder shall be deemed to be, and to have all the rights and obligations hereunder of, an "Investor" for purposes of this Agreement (provided, however, that any Stockholder which, when together with its Affiliates, owns more than 5% of the issued and outstanding Stock (on a Fully Diluted Basis) shall, together as a group, be considered an "Investor"), and the parties hereto agree to take all commercially reasonable action as is necessary to amend this Agreement to provide such rights to such Stockholder.

Section 6. Registration Rights.

[1] For example: If on June 1, 2013 (the date of a New Issuance), a Stockholder has an award of 150 shares of Restricted Stock which vests in equal annual installments of 33% each on January 1 of each of 2014 through 2016 and has a second award of 400 shares of Restricted Stock which vests in equal annual installments of 25% each on June 1 of each of 2014 through 2017, then the shares of Restricted Stock purchased or acquired as a result of the New Issuance shall vest as follows: 9.1% of the shares of Restricted Stock shall vest on January 1 of each of 2014 through 2016 and 18.2% of the shares of Restricted Stock shall vest on June 1 of each of 2014 through 2017.

6.1. <u>Restrictive Legend</u>. Each certificate representing Stock shall, except as otherwise provided in this Section 6, be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES LAWS, UNLESS THE HOLDER SHALL HAVE OBTAINED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.
>
> THE SALE, TRANSFER, ASSIGNMENT, PLEDGE OR ENCUMBRANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN INVESTOR RIGHTS AGREEMENT AMONG BATS GLOBAL MARKETS, INC. AND CERTAIN HOLDERS OF THE OUTSTANDING CAPITAL STOCK OF SUCH COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF SUCH COMPANY.

Upon request of a holder of such a certificate, the Company shall remove the foregoing legend from the certificate or issue to such holder a new certificate therefor free of any transfer legend, if there is an effective registration statement covering the securities represented by such certificate or, with such request, the Company shall have received either the opinion referred to in Section 6.3(i) below or the "no-action" letter referred to in Section 6.3(ii) below.

6.2. <u>Restricted Stock</u>. In addition, Restricted Stock shall also bear the following legend:

> BY ITS ACQUISITION HEREOF, THE HOLDER AGREES TO BE BOUND BY THE PROVISIONS OF THE RESTRICTED STOCK AWARD AGREEMENT DATED AS OF [ ], BY AND BETWEEN THE COMPANY AND THE HOLDER, INCLUDING PROVISIONS GOVERNING FORFEITURE.

On or following the vesting of any Restricted Stock, upon the request of the holder and the return of the original certificate(s) (if certificates representing the Restricted Stock were issued), the Company shall deliver to the holder a certificate evidencing the number of shares of such Restricted Stock without the legend described in Section 6.2; provided, however, that such newly issued certificate shall comply with Section 6.1.

6.3. Notice of Proposed Transfer. Prior to any proposed sale, pledge, hypothecation or other transfer of any Registrable Securities (other than under the circumstances described in Section 6.4 or 6.5 or to an Affiliate), the holder thereof shall give written notice to the Company of its intention to effect such sale, pledge, hypothecation or other transfer. Each such notice shall describe the manner of the proposed sale, pledge, hypothecation or other transfer and, if requested by the Company, shall be accompanied by either (i) an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed sale, pledge, hypothecation or other transfer may be effected without registration under the Securities Act, or (ii) a "no action" letter from the Commission to the effect that the distribution of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such stock shall be entitled to transfer such stock in accordance with the terms of its notice; provided, however, that no such opinion of counsel shall be required for a distribution to one or more partners (in the case of a transferor that is a partnership), stockholders (in the case of a transferor that is a corporation) or members (in the case of a transferor that is a limited liability company) of the transferor, in each case in respect of the beneficial interest of such partner, stockholder or member. Each certificate for Registrable Securities transferred as above provided shall bear the appropriate restrictive legend set forth in Section 6.1, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel or "no-action" letter referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act. Notwithstanding any other provision hereof, the restrictions provided for in this Section 6.3 shall not apply to securities which are not required to bear the legend prescribed by Section 6.1 in accordance with the provisions of that Section.

6.4. Required Registration.

(a) At any time after the date that is six (6) months after the closing of the Company's first underwritten public offering of its Common Stock under the Securities Act ("IPO"), any Investor may request that the Company register for sale under the Securities Act all or any portion of the shares of Registrable Securities held by such requesting holder or holders for sale in the manner specified in such notice; provided, however, that the anticipated gross proceeds of any offering and registration pursuant to this Section 6.4 shall be at least $10,000,000.

(b) Following receipt of any notice under this Section 6.4, the Company shall immediately notify all holders of Registrable Securities from whom notice has not been received and such holders shall then be entitled within thirty (30) days after receipt of such notice from the Company to request the Company to include in the requested registration all or any portion of their shares of Registrable Securities. The Company shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in the notice from requesting holders described in paragraph (a) above, the number of shares of Registrable Securities specified in such notice (and in all notices received by the Company from other holders within thirty (30) days after the receipt of such notice by such holders). The Company shall be obligated to register the Registrable Securities pursuant to this Section 6.4 on two (2) occasions only, and not more than once in any consecutive twelve (12) month period. Notwithstanding anything to the contrary contained herein, the Company shall not be required to effect a registration pursuant to this Section 6.4 during the period commencing sixty (60) days prior to the estimated filing date of, and ending on the date which is one hundred twenty (120) days after the effective date of a registration statement filed by the Company covering an underwritten public offering of the Common Stock under the Securities Act; provided that, the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and such estimate of the filing date is made in good faith.

(c) If the holder intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the Company as a part of their request made pursuant to this Section 6.4 and the Company shall include such information in the written notice referred to in paragraph (b) above. The right of any holder to registration pursuant to this Section 6.4 shall be conditioned upon such holder's agreeing to participate in such underwriting and to permit inclusion of such holder's Registrable Securities in the underwriting. If such method of disposition is an underwritten public offering, the holder shall designate the managing underwriter of such offering, which underwriter shall be reasonably acceptable to the Company. A holder may elect to include in such underwriting all or a part of the Registrable Securities it holds, subject to the limitations required by the managing underwriter as provided for in Section 6.4(d) below.

(d) Without the prior written consent of the Investors, the Company will not include in any registration under this Section 6.4 any securities other than (a) Registrable Securities, (b) shares of stock pursuant to Section 6.5 hereof, and (c) securities to be registered for offering and sale on behalf of the Company. If the managing underwriter(s) advise the Company in writing that in their opinion the number of shares of Registrable Securities and, if permitted hereunder, other securities in such offering, exceeds the number of shares of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Investor, the Company will include in such registration, prior to the inclusion of any securities which are not shares of Registrable Securities, the number of shares of Registrable Securities requested to be included that in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, subject to the following order of priority: (A) first, the securities requested to be included therein by the Investors, pro rata among the Investors on the basis of the number of shares of stock requested to be included in such registration; and (B) second, any other securities requested to be included in such registration by other Stockholders of the Company, pro rata among such stockholders on the basis of the number of shares of Stock requested to be included in such registration; and (C) third, the securities to be registered on behalf of the Company.

6.5. <u>Incidental Registration</u>. If the Company at any time (other than with respect to its IPO) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or any successor to such forms or another form not available for registering the Registrable Securities for sale to the public), each such time it will promptly give written notice to all holders of the Registrable Securities of its intention to do so after the initial filing but before effectiveness of the registration statement relating thereto. Upon the written request of any such holder, received by the Company within ten (10) days after the giving of any such notice by the Company, to register any or all of its Registrable Securities, the Company will use its best efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition by the holder (in accordance with its written request) of such Registrable Securities so registered. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Securities as a part of the written notice given pursuant to this Section 6.5. In such event the right of any holder of Registrable Securities to registration pursuant to this Section 6.5 shall be conditioned upon such holder's participation in such underwriting to the extent provided herein. All holders of Registrable Securities proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form and otherwise consistent with this Section 6 with the underwriter or underwriters selected for underwriting by the Company. Notwithstanding any other provision of this Section 6.5, if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in by the Investors, allocated pro rata among the Investors based on the number of shares owned by each such Investor, (iii) the Registrable Securities requested to be included in such registration by all other holders of Registrable Securities, allocated pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by such holder, and (iv) fourth, other securities requested to be included in such registration. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 6.5 without thereby incurring any liability to the holders of Registrable Securities. If any holder of Registrable Securities disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriters of the offering. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

6.6. Registration on Form S-3.

(a) If at any time (i) the holders of the Registrable Securities constituting at least twenty percent (20%) of the total Registrable Securities then outstanding request that the Company file a registration statement on Form S-3 or any successor form thereto for a public offering of all or any portion of the shares of Registrable Securities held by such requesting holder or holders, the reasonably anticipated aggregate price to the public of which would exceed $5,000,000 and (ii) the Company is a registrant entitled to use Form S-3 or any successor form thereto to register such shares, then the Company shall use its best efforts to register the offer and resale of the number of shares of Registrable Securities specified in such notice under the Securities Act on Form S-3 or any successor form thereto, for public sale in accordance with the method of disposition specified in such notice. Whenever the Company is required by this Section 6.6 to use its best efforts to effect the registration of Registrable Securities, each of the applicable procedures and requirements of Sections 6.3 and 6.4, including, but not limited to, the requirement that the Company notify all holders of Registrable Securities from whom notice has not been received and provide them with the opportunity to participate in the offering (provided, however, that holders shall have no more than fifteen (15) days to reply to the Company's notice in order to participate in the offering), shall apply to such registration.

(b) The Company shall use its best efforts to qualify for registration on Form S-3 or any successor form or forms and to that end the Company shall register (whether or not required by law to do so) the Common Stock under the Exchange Act in accordance with the provisions of that Act following the effective date of the first registration of any securities of the Company on Form S-1 or any comparable or successor form.

6.7. Registration Procedures. If and whenever the Company is required by the provisions of Section 6.4, 6.5 or 6.6 to use its best efforts to effect the registration of any Registrable Securities under the Securities Act, the Company will, as expeditiously as possible:

(a) Prepare and file with the Commission a registration statement with respect to such securities including executing an undertaking to file post-effective amendments and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby;

(b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified herein and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

(c) Furnish to each seller of Registrable Securities and to each underwriter such number of copies of the registration statement and each such amendment and supplement thereto (in each case including all exhibits) and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such registration statement;

(d) Use its commercially reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Registrable Securities or, in the case of an underwritten public offering, the managing underwriter reasonably shall request; provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, unless the Company is already subject to service in such jurisdiction;

(e) Use its commercially reasonable best efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

(f) Immediately notify each seller of Registrable Securities and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and all holders hereby agree that they shall not use any such prospectus or registration statement once so notified;

(g) If the offering is underwritten and at the request of any seller of Registrable Securities, use its commercially reasonable best efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters to such effect as reasonably may be requested by counsel for the underwriters, and delivers copies of such opinion to the sellers of Registrable Securities and (ii) a letter dated such date from the independent public accountants retained by the Company addressed to the underwriters stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five (5) business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

(h) Upon reasonable notice and at reasonable times during normal business hours, provide each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, reasonable access to all financial and other records, pertinent corporate documents and properties of the Company, as such parties may reasonably request, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(i) Cooperate with the selling holders of Registrable Securities and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriter may request at least two business days prior to any sale of Registrable Securities;

(j) Permit any holder of Registrable Securities which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included; and

(k) Cooperate with the holders requesting registration pursuant to this Section 6, the underwriters participating in the offering and their counsel in any due diligence investigation reasonably requested by the holders or the underwriters in connection therewith, and participate, to the extent reasonably requested by the managing underwriter for the offering or the holders, in efforts to sell the Registrable Securities under the offering (including without limitation, participating in "roadshow" meetings with prospective investors) that would be customary for underwritten primary offerings of a comparable amount of equity securities by the Company.

In connection with each registration pursuant to this Section 6, the holders of Registrable Securities will timely furnish to the Company in writing such information requested by the Company with respect to themselves and the proposed distribution by them as shall be deemed necessary in order to assure compliance with federal and applicable state securities laws and such Sellers shall provide the Company with appropriate representations with respect to the accuracy of such information and shall, in connection with any underwritten offering, become party to an underwriting agreement in connection therewith in form and substance reasonably acceptable to the underwriters and the Company.

6.8. Expenses.

(a) All expenses incurred by the Company in complying with Sections 6.4, 6.5 and 6.6, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, reasonable fees and disbursements of counsel to Sellers of Registrable Securities and fees of transfer agents and registrars, costs of any insurance which might be obtained by the Company with respect to the offering by the Company, excluding any Selling Expenses, are called "Registration Expenses." All underwriting discounts and selling commissions applicable to the sale of Registrable Securities are called "Selling Expenses."

(b) The Company will pay all Registration Expenses in connection with each registration statement under Section 6.4, 6.5 or 6.6. All Selling Expenses in connection with each registration statement under Section 6.4, 6.5 or 6.6 shall be borne by the participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

6.9. Indemnification and Contribution.

(a) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, the Company will indemnify, defend and hold harmless each holder of Registrable Securities, its officers, directors, members and partners, each underwriter of such Registrable Securities thereunder and each other person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such holder, officer, director, member, partner, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any prospectus, offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof) or (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application") and will reimburse each such seller, and such officer, director, member and partner, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with written information furnished by any such holder, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus.

(b) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, each seller of such Registrable Securities thereunder, severally and not jointly, will indemnify, defend and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each other seller of Registrable Securities, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, other seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any prospectus offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof), or any Blue Sky Application or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, other seller, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus. The liability of each seller hereunder shall be limited to the net proceeds received by such seller from the sale of such Registrable Securities. Not in limitation of the foregoing, it is understood and agreed that the indemnification obligations of any seller hereunder pursuant to any underwriting agreement entered into in connection herewith shall be limited to the obligations contained in this subparagraph (b).

(c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 6.9 and shall only relieve it from any liability which it may have to such indemnified party under this Section 6.9 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 6.9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded, based on a written opinion of counsel, that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or that the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or action, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or action; provided that no such consent shall be required for any settlement which provides a full release for such indemnified party and solely for the payment of money. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Securities exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 6.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 6.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 6.9; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such holder of Registrable Securities will be required to contribute any amount in excess of the net proceeds received from the sale of all such Registrable Securities offered by it pursuant to such registration statement and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e) The indemnities and obligations provided in this Section 6.9 shall survive the transfer of any Registrable Securities by such holder.

6.10. Changes in Common Stock. If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.

6.11. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, except as provided in paragraph (c) below, at all times after ninety (90) days after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act (or any successor rule);

(b) Use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) Furnish to each holder of Registrable Securities forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 (or any successor rule) and, at any time after it has become subject to such reporting requirements, of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Securities without registration.

6.12. "Market Stand-Off" Agreement. Each Stockholder agrees, if requested by the Company and an underwriter of Common Stock (or other securities) of the Company, (i) not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such holder or are thereafter acquired), or (ii) not to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, whether in privately negotiated or open market transactions, during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act, provided that:

(a) Such agreement only applies to the Company's first underwritten public offering of its Common Stock under the Securities Act; and

(b) Only so long as all holders of Registrable Securities, all officers and directors of the Company, all persons including shares in such offering and all holders of one percent (1%) or more of the outstanding shares of all classes of capital stock of the Company are bound by similar agreements.

The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period.

Notwithstanding anything to the contrary in this Section 6.12, none of the provisions or restrictions set forth in this Section 6.12 shall in any way limit any such holder or any Affiliate thereof from engaging in any brokerage, investment advisory, financial advisory, antiraid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of business by such holder or any of its Affiliates.

6.13. Miscellaneous.

(a) The rights granted to the Investors under this Section 6 with respect to Registrable Securities may be transferred to any Permitted Transferee of any Investor; provided that (i) such transferee agrees in writing to be bound by the provisions of this Agreement by signing an Instrument of Adherence and (ii) at the time of transfer the Company is given written notice of the name and address of the transferee and the number and type of Shares being transferred.

(b) The rights granted to the Investors under this Section 6 shall terminate on the earlier of: (i) the fourth anniversary of a Qualified Public Offering; or (ii) the date when all Registrable Securities may be sold to the public in accordance with Rule 144 under the Securities Act by a person that is not an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company where no conditions of Rule 144 are then applicable (other than the holding period requirement in paragraph (d)(1)(ii) of Rule 144 so long as such holding period requirement is satisfied at such time of determination).

(c) The Company shall not grant any other registration rights without the consent of the Investors.

Section 7. Covenants of the Company.

7.1. Financial Reports and Litigation Information.

(a) Financial Reports. The Company will maintain proper books of account and records in accordance with generally accepted accounting principles applied on a consistent basis. The Company will deliver the following to the Investors:

(i) Within forty five (45) days after the end of each month in each fiscal year (other than the last month in each fiscal year), a consolidated balance sheet of the Company and the statements of income and cash flows unaudited but prepared in accordance with generally accepted accounting principles, such balance sheet to be as of the end of such month and such statements of income and cash flows to be for such month and for the period from beginning of the fiscal year to the end of such month; provided that quarterly financial statements may be substituted for monthly financial statements if the Board unanimously consents to such substitution;

(ii) Within one hundred thirty-five (135) days after the end of each fiscal year of the Company, a balance sheet of the Company as of the end of such fiscal year and the related consolidated statements of income and cash flows for the fiscal year then ended, prepared in accordance with generally accepted accounting principles and reviewed by a firm of independent public accountants of recognized national or regional standing selected by the Board; and

(iii) On or before the first day of each fiscal year, the Company shall furnish to each Investor an annual budget (including projected monthly consolidated and consolidating income statements, balance sheets and statements of cash flow) for such fiscal year.

(b) Termination of Provisions. The obligations of the Company under this Section 7.1 shall terminate at such time as the Common Stock is registered under Section 12 of the Exchange Act.

7.2. Employee Equity Plans. The Company has reserved shares of Common Stock for issuance to eligible participants pursuant to the Company's New Equity Plan in an amount determined by the Board.

7.3. D&O Insurance. The Company shall use its commercially reasonable efforts to maintain directors and officers liability insurance in an amount acceptable to the Board.

7.4. Indemnification. The Company shall at all times provide for indemnification of the members of the Board to the full extent permitted by law.

7.5. Termination of Covenants. The covenants set forth in this Section 7 shall be of no further force or effect upon the closing of the Qualified Public Offering.

Section 8. Representations and Warranties.

8.1. Representations and Warranties of Corporate Stockholders. Each Stockholder that is a corporation hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Organization and Authority. Such Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. Such Stockholder has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. Such Stockholder has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or bylaws of such Stockholder or any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

8.2. Representations and Warranties of Individual Stockholders. Each Stockholder who is an individual hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his or her assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

8.3. Representations and Warranties of Other Stockholders. Each Stockholder that is a trust, partnership, foundation, limited liability company or similar entity hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

(c) Authority. The partner, member or manager of such Stockholder executing this Agreement has the power and authority to enter into this Agreement and such partner and Stockholder each have the power and authority to consummate the transactions on behalf of such Stockholder contemplated hereby.

8.4. Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder as follows:

(a) Organization and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. The Company has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. The Company has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or bylaws of the Company or any contract, commitment, indenture, lease or other agreement to which the Company is a party or by which it or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by the Company, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

Section 9. Additional Shares of Stock; Etc. In the event additional shares of Stock are issued by the Company to a Stockholder at any time during the term of this Agreement, either directly or upon the exercise or exchange of securities of the Company exercisable for or exchangeable into shares of Stock, the Company shall cause, and the Stockholders agree that, such additional shares of Stock, as a condition to such issuance, to become subject to the terms and provisions of this Agreement.

Section 10. Duration of Agreement; Compliance. The rights and obligations of each Stockholder under this Agreement shall terminate as to such Stockholder, to the extent not terminated earlier pursuant to another provision of this Agreement, upon a Qualified Public Offering; provided, however, that, notwithstanding the foregoing, the provisions of Section 6 shall survive and shall terminate in accordance with Section 6.13(b).

Section 11. Severability; Governing Law. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 12. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, transferees, legal representatives and heirs.

Section 13. Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopy or sent by nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below with respect to the Company or at such other address as may hereafter be designated in writing by such party to the other parties:

if to the Company, to:

BATS Global Markets, Inc.
8050 Marshall Dr., Suite 120
Lenexa, KS 66214
Telecopy: 913-815-7119
Attention: Eric Swanson, General Counsel

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Fax: 212-701-5937
Attention: Leonard Kreynin, Esq.

if to any Stockholder, at such Stockholder's address set forth on the books and records of the Company.

All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

Section 14. Modifications and Amendments. This Agreement may not be amended, modified or discharged orally, nor may any waivers or consents be given orally hereunder, and every such amendment, modification, waiver and consent shall be in writing and, except as otherwise provided in this Agreement, shall be signed by the Person against which enforcement thereof is sought. This Agreement may be amended or any waiver of any term or condition hereof consented to with the written consent of the Company and holders of at least a majority of the outstanding shares of Registrable Securities; provided, however, that, (i) this Section 14 and Section 4.1(b)(ii) may only be amended with the written consent of the Company and holders of at least a majority of the outstanding shares of Voting Common Stock, (ii) this Section 14 and Sections 2 through and including 7 may only be amended with the written consent of the Company and Investors holding a majority of aggregate number of shares of Voting Common Stock owned by all the Investors, and (iii) any amendment to any provision of this Agreement that materially adversely affects the rights of any Investor shall not be effective against such Investor unless and until consented to in writing by such Investor. Any amendment, termination or waiver effected in accordance with this Section 14 shall be binding on all parties hereto, regardless of whether such party has consented thereto.

Section 15. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

Section 16. Jurisdiction and Service of Process. Any legal dispute with respect to this Agreement shall be brought in the federal or state courts located in Wilmington, Delaware. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and acknowledges and agrees that venue therein is proper and not inconvenient. Each of the parties hereto irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, to the party at its address provided pursuant to and determined in accordance with Section 13 hereof.

Section 17. Enforcement. Each of the parties hereto acknowledges and agrees that the rights acquired by each party hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the other parties were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedy to which the parties hereto are entitled at law or in equity or pursuant hereto, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party and to enforce specifically the terms and provisions hereof in any federal or state court to which the parties have agreed hereunder to submit to jurisdiction.

Section 18. No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing among the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

Section 19. Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement shall survive (i) the execution and delivery hereof, and (ii) any investigations made by or on behalf of the parties, and shall remain in full force and effect following the execution and delivery of this Agreement. No claim shall be made by a party for any alleged misrepresentation or breach of warranty by any other party unless notice for such claim shall have been given to such other party in accordance with the notice provision hereof prior to the expiration of the survival period specified above with respect to such representation or warranty. All covenants of any party hereto shall survive the execution and delivery hereof for the period of time specified within such covenant, and if no period of time is therein specified, until this Agreement is terminated in accordance herewith.

Section 20. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

Section 21. Entire Agreement. This Agreement and the other writings referred to herein or delivered pursuant hereto contain the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings with respect thereto.

Section 22. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT I

FORM OF

INSTRUMENT OF ADHERENCE

The undersigned, ____________________, in order to become the owner or holder of ________ shares of common stock, par value $0.01 per share, of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Investor Rights Agreement dated as of _______________, 20__, (the "Investor Rights Agreement"), among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Investor Rights Agreement) under the terms of the Investor Rights Agreement. The shares of common stock shall be deemed Stock (as defined in the Investor Rights Agreement) and the undersigned shall be deemed a Stockholder for all purposes thereunder. This Instrument of Adherence shall take effect and shall become a part of said Investor Rights Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS, INC. AND STOCKHOLDER]

EXHIBIT II

FORM OF

INSTRUMENT OF ADHERENCE
(To be entered into in connection with the grant of Restricted Stock)

The undersigned, __________________, in order to become the owner or holder of _________ shares of common stock, par value $0.01 per share, of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Investor Rights Agreement dated as of __________, 20___, (the "Investor Rights Agreement"), among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Investor Rights Agreement) under the terms of the Investor Rights Agreement and the shares of common stock shall be deemed Stock (as defined in the Investor Rights Agreement). This Instrument of Adherence shall take effect and shall become a part of said Investor Rights Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company and the grant of shares pursuant to the undersigned's Restricted Stock Award Agreement dated as of __________, 20___ (the "Restricted Stock Agreement").

To the extent that all shares of common stock described herein are forfeited prior to becoming fully vested (as such vesting schedule is described in the Restricted Stock Agreement), this Instrument of Adherence shall be null and void.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS, INC. AND STOCKHOLDER]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS GLOBAL MARKETS HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2013, AT 3:34 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

5368481 8100

131016594

AUTHENTICATION: 0684772

DATE: 08-22-13

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:34 PM 08/22/2013
FILED 03:34 PM 08/22/2013
SRV 131016594 - 5368481 FILE

CERTIFICATE OF INCORPORATION

OF

BATS GLOBAL MARKETS HOLDINGS, INC.

FIRST: The name of the corporation is BATS Global Markets Holdings, Inc. (the "**Corporation**").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved

in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 22nd day of August, 2013.



Malik M. Khalil
Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"BLUE MERGER SUB INC.", A DELAWARE CORPORATION,

WITH AND INTO "BATS GLOBAL MARKETS, INC." UNDER THE NAME OF "BATS GLOBAL MARKETS HOLDINGS, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 9:38 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4381465 8100M

140115483

AUTHENTICATION: 1101217

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:38 AM 01/31/2014
FILED 09:38 AM 01/31/2014
SRV 140115483 - 4381465 FILE

CERTIFICATE OF MERGER

MERGING

BLUE MERGER SUB INC.

INTO

BATS GLOBAL MARKETS, INC.

Pursuant to the provisions of § 251 of the Delaware General Corporation Law

BATS Global Markets, Inc., a Delaware corporation (the "**Company**"), which desires to merge with Blue Merger Sub Inc., a Delaware corporation (the "**Merger Co.**"), hereby certifies that:

FIRST: The name and state of incorporation of each of the constituent corporations of the merger are as follows:

Name	State of Incorporation
Blue Merger Sub Inc.	Delaware
BATS Global Markets, Inc.	Delaware

SECOND: The Agreement and Plan of Merger dated as of August 23, 2013, as amended (the "**Merger Agreement**") among Direct Edge Holdings LLC, a Delaware limited liability company, BATS Global Markets Holdings, Inc., a Delaware corporation, Delta Merger Sub LLC, a Delaware limited liability company, Cole, Schotz, Meisel, Forman & Leonard, P.A., solely in its capacity as representative of the members of Direct Edge Holdings LLC and each of the constituent corporations has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with § 251 of the Delaware General Corporation Law (the "**DGCL**").

THIRD: The Company is the surviving corporation of the merger, and the name of the surviving corporation shall be "BATS Global Markets Holdings, Inc."

FOURTH: The merger shall be effective as of the time of the filing of this Certificate of Merger.

FIFTH: By reason of the merger herein certified, the Certificate of Incorporation of the Company is to be amended and restated in its entirety as set forth in Exhibit A hereto and shall be the Certificate of Incorporation of the surviving corporation until amended and changed pursuant to the provisions of the DGCL.

SIXTH: The executed Merger Agreement is on file at the office of the surviving corporation at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214.

SEVENTH: A copy of the Merger Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

#8521242963

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Merger this 31st day of January, 2014.

BATS GLOBAL MARKETS, INC.

By: 
Name: Joe Ratterman
Title: President & Chief Executive Officer

[*BATS Certificate of Merger Signature Page*]

#35312429v3

EXHIBIT A: Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS HOLDINGS, INC.

FIRST: The name of the corporation is: BATS Global Markets Holdings, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation (the "Board").

2. Nothing contained in this Certificate of Incorporation or the Bylaws of the Corporation shall be applicable where the application of such provision or provisions would interfere with the effectuation of any decisions relating to regulatory functions of each Exchange Subsidiary (including disciplinary matters) or the structure of the market that each Exchange Subsidiary regulates, or would interfere with the ability of each Exchange Subsidiary to carry out its responsibilities under the Securities Exchange Act of 1934 or to oversee the market that each Exchange Subsidiary regulates, which functions or responsibilities shall include the ability of the Exchange Subsidiary as a self-regulatory organization to prevent fraudulent and manipulative acts and practices; promote just and equitable principles of trade; foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; remove impediments to and perfect the mechanism of a free and open market and a national market system; and, in general, protect investors and the public interest. For purposes of this Certificate of Incorporation, "Exchange Subsidiary" shall mean any subsidiary of the Corporation that is registered with the Securities and Exchange Commission as a national securities exchange, as provided in Section 6 of the Securities Exchange Act of 1934 (the "Exchange Act").

3. Election of directors need not be by written ballot.

4. The Board is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation.

5. The Bylaws may also be amended, altered or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

6. Any member of the Board may be removed with or without cause by a majority vote of the stockholders.

SIXTH:

1. Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that any indemnity under this Article Sixth, other than as specifically set forth herein, shall be provided out of and to the extent of the Corporation's assets only and excluding any Regulatory Funds. For purposes of this Certificate of Incorporation, "Regulatory Funds" shall mean any fees, fines or penalties derived from the regulatory operations of an Exchange Subsidiary; provided that Regulatory Funds shall not include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of such Exchange Subsidiary, even if a portion of such revenues are used to pay costs associated with the regulatory operations of such Exchange Subsidiary.

2. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

SEVENTH:

1. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

2. The approval contemplated by this Article Seventh shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

3. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with, or filed with and approved by, the Securities and Exchange Commission (the "SEC") before the changes may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed changes to this Certificate of Incorporation shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

4. The sole stockholder of the Corporation is Blue Global Markets Holdings, Inc.

BYLAWS

OF

BATS GLOBAL MARKETS HOLDINGS, INC.

Dated as of January 31, 2014

TABLE OF CONTENTS

Page

ARTICLE I

ARTICLE II

ARTICLE III

ARTICLE I

STOCKHOLDERS

1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the board of directors (the "**Board of Directors**") of BATS Global Markets Holdings, Inc. (the "**Corporation**"), the chairman of the Board of Directors (the "**Chairman**"), the chief executive officer (the "**Chief Executive Officer**") or the president (the "**President**") or, if not so designated, at the principal office of the Corporation.

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman, the Chief Executive Officer or the President, and may not be called by any other person or persons. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 Voting List. The secretary of the Corporation (the "**Secretary**") shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 Quorum. Except as otherwise provided by law, the certificate of incorporation of the Corporation (the "**Certificate of Incorporation**") or these bylaws (these "**Bylaws**"), the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10 Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman , if any, or in the Chairman's absence by the vice chairman of the Board of Directors (the "Vice Chairman"), if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a vice president of the Corporation (a "Vice President"), or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 Action without Meeting.

(a) Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b) Electronic Transmission of Consents. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section 1.11, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c) Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE II

DIRECTORS

2.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 Number, Election and Qualification. The number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Directors need not be stockholders of the Corporation.

2.3 Chairman; Vice Chairman. The Board of Directors may appoint from its members a Chairman and a Vice Chairman, neither of whom need be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board of Directors appoints a Vice Chairman, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman or, in the Chairman's absence, the Vice Chairman , if any, shall preside at all meetings of the Board of Directors.

2.4 Tenure. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6 Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7 Removal. Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the Corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8 Vacancies. Unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.9 Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12 Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director's last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13 Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 Provisions Regarding the Election of Directors of Subsidiaries.

(a) Subject to this Section 2.15: (i) the Board of Directors may constitute any officer of the Corporation as the Corporation's proxy, with power of substitution, to vote the equity of any subsidiary of the Corporation and to exercise, on behalf of the Corporation, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents; (ii) in the absence of specific action by the Board of Directors, the Chief Executive Officer shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the equity of other entities, both domestic and foreign, held by the Corporation; and (iii) the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the stockholders of BATS Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Exchange, Inc. (as set forth in the Bylaws of BATS Exchange, Inc., the "**BZX Member Nominating Committee**"), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Exchange, Inc. member representative directors and nominees for the BZX Member Nominating Committee nominated in accordance with the Bylaws of BATS Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BZX Member Nominating Committee.

(c) At any meeting of the stockholders of BATS Y-Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Y-Exchange, Inc. (as set forth in the Bylaws of BATS Y-Exchange, Inc., the "**BYX Member Nominating Committee**"), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Y-Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Y-Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Y-Exchange, Inc. member representative directors and nominees for the BYX Member Nominating Committee nominated in accordance with the Bylaws of BATS Y-Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BYX Member Nominating Committee.

ARTICLE III

OFFICERS

3.1 Titles. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7 President; Chief Executive Officer. Unless the Board of Directors has designated another person as the Corporation's Chief Executive Officer, the President shall be the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents. In the absence of the Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the Corporation.

3.11 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 Stock Certificates; Uncertificated Shares.

(a) The shares of the Corporation may be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

(b) Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(c) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(d) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 Transfers. Shares of stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

4.4 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the Corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 Regulations; Limitations on Dividends.

(a) The issue, transfer, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

(b) The Corporation shall not make a dividend payment to any stockholder of the Corporation if, and to the extent, such dividend payment would violate the General Corporation Law of the State of Delaware or other applicable law.

ARTICLE V

GENERAL PROVISIONS

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 Voting of Securities. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the Corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this Corporation.

5.5 Evidence of Authority. A certificate by the Secretary or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.7 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.8 Books and Records.

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of such Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation, the stockholders of the Corporation, the Board of Directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. For purpose of these Bylaws, "**Exchange Subsidiary**" shall mean any subsidiary of the Corporation that is registered with the Securities and Exchange Commission (the "**SEC**") as a national securities exchange as provided in Section 6 of the Securities Exchange Act of 1934 (the "**Exchange Act**"). Notwithstanding the foregoing sentences, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or any Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, agents, employees or stockholders of the Corporation to disclose such information to the SEC or an Exchange Subsidiary.

(b) All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of such Exchange Subsidiary for the purpose of, and subject to oversight pursuant to, the Exchange Act. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, the Corporation's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary, provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE VI

AMENDMENTS

6.1 By the Board of Directors. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors.

6.2 By the Stockholders. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

6.3 Exceptions and Limitations. The approval contemplated by this Article VI shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

6.4 For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of these Bylaws shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with, or filed with and approved by, the SEC before the changes may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed changes to these Bylaws shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

ARTICLE VII

SRO FUNCTION

7.1 Preservation of Independence. For so long as the Corporation shall, directly or indirectly, control an Exchange Subsidiary, the Board of Directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.1.

7.2 Compliance with Securities Laws; Cooperation with the SEC. The Corporation shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall be deemed to agree (i) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (ii) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.2.

7.3 Consent to Jurisdiction. To the fullest extent permitted by law, the Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of an Exchange Subsidiary.

7.4 Consent to Applicability. The Corporation shall take reasonable steps necessary to cause its current officers, directors, employees and agents and prospective officers, directors, employees and agents prior to such person's employment, appointment or otherwise, to consent in writing to the applicability of Section 5.8 of these Bylaws and this Article VII with respect to activities related to an Exchange Subsidiary.

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:34 PM 06/05/2007
FILED 04:55 PM 06/05/2007
SRV 070675736 - 4364772 FILE

CERTIFICATE OF FORMATION

OF

DIRECT EDGE HOLDINGS LLC

This Certificate of Formation of Direct Edge Holdings LLC (the "LLC"), dated as of June 5, 2007, is being duly executed and filed by Steven J. Wright, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. 18-101, et seq.).

1. The name of the limited liability company formed hereby is Direct Edge Holdings LLC.

2. The address of the registered office of the LLC in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

3. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Direct Edge Holdings LLC as of the date first above written.

By: /s/ Steven J. Wright
Steven J. Wright
Authorized Person

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "DIRECT EDGE HOLDINGS LLC", FILED IN THIS OFFICE ON THE FIFTH DAY OF JUNE, A.D. 2007, AT 4:55 O'CLOCK P.M.


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor, Secretary of State

4364772 8100

070675736

AUTHENTICATION: 5733018

DATE: 06-06-07

Seventh Amended and Restated
Limited Liability Company Operating Agreement
of
Direct Edge Holdings LLC

This Seventh Amended and Restated Limited Liability Company Operating Agreement (this "**Agreement**") of Direct Edge Holdings LLC (the "**Company**"), dated as of January 31, 2014, is made by BATS Global Markets, Inc. (f/k/a BATS Global Markets Holdings, Inc.), a Delaware corporation, as the sole member of the Company (the "**Member**").

Recital

On August 23, 2013, the Company entered into an Agreement and Plan of Merger (the "**Merger Agreement**") among the Company, BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), a Delaware corporation ("**BATS**"), the Member, Blue Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Member ("**Blue Merger Sub**"), Delta Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Member ("**Delta Merger Sub**"), and Cole, Schotz, Meisel, Forman & Leonard, P.A., solely in its capacity as representative of the Former Members (as defined below), providing, among other things, first, for the merger of Blue Merger Sub with and into BATS, with BATS remaining as the surviving entity (the "**Blue Merger**"), and, second, the merger of Delta Merger Sub with and into the Company, with the Company remaining as the surviving entity (the "**Delta Merger**", and, together with the Blue Merger, the "**Mergers**"), such that BATS and the Company would each become a wholly-owned subsidiary of the Member following and as a result of the Mergers.

In connection with the Delta Merger, the units of ownership interest of the Company owned by each of the members of the Company (the "**Former Members**") as of immediately prior to the effective time of the Delta Merger (the "**Effective Time**") were converted into the right to receive from the Member an amount and type of the Member's common stock and cash consideration, if any, payable pursuant to the Merger Agreement, and each unit of ownership interest of Delta Merger Sub as of immediately prior to the Effective Time was converted into one unit of ownership interest of the Company.

The Member desires to amend and restate the Sixth Amended and Restated Limited Liability Company Agreement of the Company (the "**Sixth Amended Agreement**") in its entirety, which will be known as the Seventh Amended and Restated Limited Liability Company Operating Agreement, to reflect the transactions contemplated by the Merger Agreement, including the Delta Merger.

Agreement

The Member hereby continues the Company without dissolution, and amends and restates the Sixth Amended Agreement in its entirety as follows:

ARTICLE I
THE LIMITED LIABILITY COMPANY

Section 1.01. **Formation.**

The Member hereby: (a) ratifies the formation of the Company as a limited liability company under the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended and in effect from time to time, and any successor statute (the "**Act**"), the execution of the Certificate of Formation of the Company (the "**Certificate**") by Steven J. Wright as an "authorized person" of the Company within the meaning of the Act, and the filing of the Certificate with the office of the Secretary of State of the State of Delaware in conformity with the Act; and (b) agrees that the rights, duties and liabilities of the Member shall be as provided in the Act, except as otherwise provided herein.

Section 1.02. **Name.**

The name of the Company shall be "Direct Edge Holdings LLC" and its business shall be carried on in such name with such variations and changes as the Member shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

Section 1.03. **Business Purpose; Powers.**

(a) Subject to the provisions of this Agreement, the purpose of the Company is (i) to operate directly or indirectly one or more national securities exchanges, (ii) to operate directly or indirectly one or more facilities of a national securities exchange, (iii) to operate directly or indirectly one or more "self-regulatory organizations" (each, an "**SRO**") as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and (iv) to engage in any other business or activity in which a limited liability company organized under the laws of the State of Delaware may lawfully engage.

(b) In furtherance of the purposes set forth in Section 1.03(a), the Company will possess the power to do anything not prohibited by the Act, by other applicable law, or by this Agreement, including but not limited to the following powers: (i) to undertake any of the activities described in Section 1.03(a); (ii) to make, perform and enter into any contract, commitment, activity or agreement relating thereto; (iii) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account otherwise, checks payable or belonging to the Company from any other individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, government, governmental department or agency or political subdivision of any government (each, a "**Person**"), and to draw checks or other orders for the payment of money on any such account; (iv) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company; (v) to borrow funds, issue evidences of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company; (vi) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and affairs of the Company, and to pay such fees, expenses, salaries, wages and other compensation to such Persons; (vii) to bring, defend and compromise actions, in its own name, at law or in equity; and (viii) to take all actions and do all things necessary or advisable or incident to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

Section 1.04. **Maintenance of Separate Business.**

(a) The Company shall at all times:

(i) to the extent that any of the Company's offices are located in the offices of one of its Affiliates (as defined in Rule 12b-2 under the Exchange Act), pay fair market rent for its office space located therein;

(ii) maintain the Company's books, financial statements, accounting records and other limited liability company documents and records separate from those of any of its Affiliates or any other Person;

(iii) not commingle the Company's assets with those of any of its Affiliates or any other Person;

(iv) maintain the Company's account, bank accounts, and payroll separate from those of any of its Affiliates;

(v) act solely in its name and through its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person;

(vi) make investments directly or by brokers engaged and paid by the Company and its agents;

(vii) manage the Company's liabilities separately from those of any of its Affiliates, and pay its own liabilities, including all compensation to employees, consultants or agents and all operating expenses, from its own separate assets, except that an Affiliate of the Company may pay the organizational and administrative expenses of the Company; and

(viii) pay from the Company's assets all obligations and indebtedness of any kind incurred by the Company.

(b) The Company shall not:

(i) assume the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement; or

(ii) guarantee the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement.

(c) The Company shall abide by all Act formalities, including the maintenance of current records of the Company's affairs, and the Company shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indicates the separate existence of the Company.

(d) The Member and the officers of the Company shall make decisions with respect to the business and daily operations of the Company independent of and not as dictated by any of its Affiliates. Failure of the Company, or the Member or any of the officers of the Company acting on behalf of the Company, to comply with any of the foregoing covenants or any other covenant contained in this Agreement shall not affect the status of the Company as a separate legal entity or the limited liability of the Member.

Section 1.05. **Purchased Services.**

Except as approved by the Member (or pursuant to the Sixth Amended Agreement), all products and services to be obtained by the Company or any of its subsidiaries and all transactions conducted by the Company and its subsidiaries shall be evaluated by the Company's management with a view to best practices, and all such products and services and all such transactions shall, if obtained from or conducted with the Member or any Affiliate of the Member, be obtained or conducted only on an arm's length basis with terms that are not less favorable to the Company or any of its subsidiaries than those that the Company or any of its subsidiaries might otherwise be able to obtain from an unrelated Person.

Section 1.06. **Registered Office and Agent.**

The location of the registered office of the Company shall be 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware. The Company's registered agent at such address shall be The Corporation Trust Company.

Section 1.07. **Term.**

Subject to the provisions of Article VI below, the Company shall have perpetual existence.

ARTICLE II
THE MEMBER

Section 2.01. **The Member.**

The name and address of the Member are as follows:

BATS Global Markets, Inc.
8050 Marshall Drive
Lenexa, Kansas 66214

Section 2.02. **Actions by the Member; Meetings.**

The Member may approve a matter or take any action at a meeting or without a meeting by the written consent of the Member. Meetings of the Member may be called at any time by the Member.

Section 2.03. **Liability of the Member.**

All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member.

Section 2.04. **Power to Bind the Company.**

The Member (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

Section 2.05. **Admission of Members.**

New members shall be admitted only upon the approval of the Member and pursuant to an amendment to this Agreement, which shall not be effective until filed with and approved by the SEC under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise.

ARTICLE III
MANAGEMENT BY THE MEMBER

Section 3.01. **Member Management.**

The management of the Company is fully reserved to the Member, and the Company shall not have "managers" as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Member shall act through resolutions adopted in written consents. Decisions or actions taken by the Member in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

Section 3.02. **Officers; Employees, Agents and Consultants.**

(a) The Chief Executive Officer and the General Counsel shall each be appointed by the Member.

(b) The Chief Executive Officer shall appoint such other officers of the Company as he or she shall from time to time deem necessary and may assign any title to any such officer as he or she deems appropriate. Such officers shall have such terms of employment or service, shall receive such compensation and shall exercise such powers and perform such duties as the Member (or, if the Member delegates to the Chief Executive Officer, the Chief Executive Officer) shall from time to time determine. Any number of offices may be held by the same person.

(c) The Chief Executive Officer shall have the authority to remove any officer; provided that the Chief Executive Officer shall not have the authority to remove any members of senior level management of the Company specifically selected and appointed by the Member.

(d) No person subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) may serve as an officer of the Company.

(e) Subject to the Member's oversight and consent, the Chief Executive Officer shall be responsible for the day-to-day management of the business of the Company, and shall see that all orders and resolutions of the Member are carried into effect. The Chief Executive Officer shall have the authority to retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such employees, agents and consultants as the Chief Executive Officer deems appropriate.

(f) To the extent that any certificate is required to be filed with the Delaware Secretary of State, each of the Chief Executive Officer and General Counsel is designated as an "authorized person" of the Company within the meaning of the Act.

Section 3.03. **Officers as Agents; Duties of Officers.**

(a) The officers of the Company, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Member not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the officers of the Company taken in accordance with such powers shall bind the Company.

(b) Except to the extent otherwise provided herein, each officer of the Company shall have fiduciary duties identical to those of officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 3.04. **Subsidiaries.**

(a) Subject to this Section 3.04, the Member may constitute any officer of the Company as the Company's proxy, with power of substitution, to vote the equity of any subsidiary of the Company and to exercise, on behalf of the Company, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents. Subject to this Section 3.04, in the absence of specific action by the Member, the Chief Executive Officer shall have authority to represent the Company and to vote, on behalf of the Company, the equity of other Persons, both domestic and foreign, held by the Company. Subject to this Section 3.04, the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the equity holders of an Exchange Subsidiary held for the purpose of electing directors (other than the Chief Executive Officer of EDGA Exchange, Inc. ("**EDGA**") or EDGX Exchange, Inc. ("**EDGX**", and, together with EDGA, the "**Exchange Subsidiaries**", and each individually, an "**Exchange Subsidiary**"), as applicable) or members of the Nominating Committee or Member Nominating Committee of the Board of Directors of any such Exchange Subsidiary, as applicable, or in the event written consents are solicited or otherwise sought from the equity holders of an Exchange Subsidiary with respect thereto, the Company shall cause all outstanding equity of such Exchange Subsidiary owned directly or indirectly by the Company and entitled to vote with respect to such election to be voted in favor of the election of only those directors nominated by the Nominating Committee of such Exchange Subsidiary and those nominees for the Nominating Committee and those nominees for the Member Nominating Committee nominated in accordance with the governance documents of such Exchange Subsidiary, and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors nominated by the Nominating Committee of such Exchange Subsidiary, such members of the Nominating Committee of such Exchange Subsidiary and such members of the Member Nominating Committee of such Exchange Subsidiary.

(c) With respect to the Chief Executive Officer of each of EDGA and EDGX, the Company shall take all actions in its capacity as a direct or indirect stockholder of EDGA and EDGX to vote or consent with respect to the election of such Chief Executive Officer as a member of the Boards of Directors of EDGA and EDGX. With respect to Member Representative Directors (as defined in the governance documents for EDGA and EDGX), the Company shall take actions in its capacity as a direct or indirect stockholder of EDGA and EDGX, as applicable, to remove a Member Representative Director from the Board of Directors of EDGA or EDGX, as applicable, only for cause. If the Board of Directors of EDGA or EDGX determines that a director of EDGA or EDGX, as applicable, (i) no longer satisfies the classification for which the director was elected, (ii) would, if such director continued service in such capacity, violate the compositional requirements of the Board of Directors of EDGA or EDGX as set forth in its governance documents, or (iii) has become subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act), the Company shall take all actions in its capacity as a direct or indirect stockholder of EDGA and EDGX, as applicable, to remove such director from the Board of Directors of EDGA or EDGX, as applicable.

ARTICLE IV
CAPITAL STRUCTURE AND CONTRIBUTIONS

Section 4.01. Capital Structure.

The capital structure of the Company shall consist of one class of common interests (the "**Common Interests**"). All Common Interests shall be identical with each other in every respect. The Member shall own all of the Common Interests issued and outstanding.

Section 4.02. Capital Contributions.

A capital contributions account shall be maintained for the Member, to which contributions shall be credited and against which distributions of capital contributions shall be charged. From time to time, the Member may determine that the Company requires capital and may make capital contributions in an amount determined by the Member, and such contributions shall be credited to the Member's capital contributions account.

ARTICLE V

PROFITS, LOSSES AND DISTRIBUTIONS

Section 5.01. **Profits and Losses.**

A profit and loss account shall be maintained for the Member, to which profits shall be credited and against which losses and distributions of profits shall be charged. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Member. In each year, profits and losses shall be allocated entirely to the Member's profit and loss account.

Section 5.02. **Distributions.**

The Member shall determine profits available for distribution and the amount, if any, to be distributed to the Member, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Member. The distributions of profits of the Company shall be paid to the Member out of the Member's profit and loss account. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to the Member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

ARTICLE VI

DISSOLUTION

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events: (a) the Member votes for dissolution; or (b) a judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII

TRANSFER OF INTERESTS IN THE COMPANY

The Member may not sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests except pursuant to an amendment to this Agreement, which shall not be effective until filed with and approved by the SEC under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, as the case may be. After such amendment is effective, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a member of the Company.

ARTICLE VIII

EXCULPATION AND INDEMNIFICATION

Section 8.01. **Exculpation.**

Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, neither the Member, any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Member, the Company, nor any officer, employee, representative or agent of the Company (individually, a "**Covered Person**" and, collectively, the "**Covered Persons**") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement; provided that such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

<u>Section 8.02.</u> **No Duties.**

(a) Neither the Member nor any officer of the Company, other than the Chief Executive Officer, to the fullest extent permitted by applicable law, shall have any duty (fiduciary or otherwise) to the Company or to the Member otherwise existing at law or in equity.

(b) Notwithstanding anything to the contrary in this Agreement, to the extent that, at law or in equity, the Member or an officer of the Company does have duties (including fiduciary duties) or liabilities relating to the Company, the Member or any other Person, such Member or officer of the Company acting pursuant to this Agreement shall not be liable to the Company, the Member or any other Person for breach of fiduciary duty by reason of such Member or officer of the Company placing good faith reliance on the provisions of this Agreement. The Member hereby agrees that, to the extent the provisions of this Agreement restrict or eliminate duties (including fiduciary duties) or liabilities of the Member and the officers of the Company that may otherwise exist at law or in equity, such provisions replace such other duties and liabilities of such Member or officer to the Company, the Member or any other Person.

(c) The foregoing provisions of this Section 8.02 shall not limit in any way the duties or obligations of the Member or the officers of the Company under any of the provisions of Section 11.02 or Article X.

<u>Section 8.03.</u> **Indemnification.**

To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("**Claims**"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.03 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Member. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.03.

Section 8.04. **Amendments.**

Any repeal or modification of this Article VIII by the Member shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
CONFIDENTIALITY

Section 9.01. **Duty of Confidentiality.**

(a) The Member, during the period starting from the date on which such Member became a member of the Company through and ending on the date that is the one year anniversary of the date on which such Member shall have ceased to be a member of the Company, shall not, without the Company's prior written consent, disclose to any Person other than an Exempt Person (as defined below) of such Member any confidential, non-public information obtained from the Company or one of its Affiliates concerning any of the following (collectively, "**Confidential Information**"):

(i) any (a) inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reissues and re-examinations thereof; (b) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (c) trade secrets and other technical information (which may include ideas, research and development, know-how, formulae and other processes, business methods, customer lists and supplier lists), in each case that is owned or used by the Company or any of its subsidiaries;

(ii) any dealings between the Company or any of its subsidiaries, on the one hand, and any Person to whom the Company or any of its subsidiaries provides or receives services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation or any employee, director, officer, manager or member of the Company or any of its subsidiaries, on the other hand;

(iii) any financial information or results of operations of the Company or any of its subsidiaries; or

(iv) any business plans, pricing information, customer information or regulatory information of the Company or any of its subsidiaries.

For purposes of this Agreement, "**Exempt Person**" means, with respect to any Person, any Affiliate of such Person or any Representative of the Company, such Person or such Person's Affiliate, in each case, who (x) has a reasonable need to know the contents of the Confidential Information, (y) is informed of the confidential nature of the Confidential Information and (z) agrees to keep such information confidential in accordance with the terms of this Agreement and any other restrictions that the Member or any governmental or regulatory authority may determine is appropriate.

(b) Notwithstanding the foregoing, Confidential Information shall not include, with respect to any Person, any information that:

(i) is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by such Person or any of its Affiliates or any of their respective directors, officers, managers, employees, advisors or other representatives (collectively, "**Representatives**") in breach of this Article IX;

(ii) is disclosed by another Person not known by the recipient to be under a confidentiality agreement or obligation to the Company or any of its subsidiaries not to disclose such information; or

(iii) is independently developed by such Person or any of its Affiliates or any of their respective Representatives without derivation from, reference to or reliance upon any Confidential Information;

(c) Notwithstanding anything to the contrary in this Agreement:

(i) The Member may disclose any Confidential Information to the extent required by any applicable law, statute, rule or regulation or any request, order or subpoena issued by any court or other governmental entity or any SRO.

(ii) Nothing herein shall be interpreted to limit or impede the rights of the U.S. Securities and Exchange Commission (the "**SEC**") or any Exchange Subsidiary to access or examine any Confidential Information, or to limit or impede the ability of the Member or any of its Representatives to disclose to the SEC as the SEC may request, order or demand any Confidential Information, in each case pursuant to Section 11.02, Article X or the U.S. federal securities laws and rules and regulations thereunder.

Section 9.02. **Responsibility for Breach.**

The Member shall be responsible for any breach of this Article IX by any of its Representatives or Exempt Persons and agrees to use commercially reasonable efforts to cause its Representatives and Exempt Persons to treat all Confidential Information in the same manner as such Member would generally treat its own confidential, non-public information but no less than what a reasonably prudent person would treat its own confidential, non-public information.

ARTICLE X
SRO FUNCTION

Section 10.01. **Preservation of Independence.**

(a) For so long as the Company shall, directly or indirectly, control an Exchange Subsidiary, the Member and the officers, employees and agents of the Company shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act.

(b) To the fullest extent permitted by law, no present or past member of the Company, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any manager, officer, employee or agent of the Company under this Section 10.01.

Section 10.02. **Compliance with Securities Laws; Cooperation with the SEC.**

(a) The Company shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, employees and agents of the Company, by virtue of their acceptance of such position, shall be deemed to agree (x) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (y) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Company shall take reasonable steps necessary to cause its officers, employees and agents to so cooperate.

(b) To the fullest extent permitted by law, no present or past member of the Company, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any manager, officer, employee or agent of the Company under this Section 10.02.

Section 10.03. **Consent to Jurisdiction.**

(a) To the fullest extent permitted by law, the Company and its officers, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC and each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the U.S. federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency.

(b) The Company and its officers, employees and agents shall be deemed to agree that they will maintain an agent, in the United States, for the service of process of any claim arising out of, or relating to, the activities of an Exchange Subsidiary. In the case of the officers, employees and agents of the Company, the Company shall act as agent for service of process.

Section 10.04. **Consent to Applicability.**

The Company shall take reasonable steps necessary to cause its current officers, employees and agents and prospective officers, employees and agents, prior to the commencement of such Person's employment, appointment or other service, to consent in writing to the applicability of Section 11.02 and this Article X with respect to activities related to an Exchange Subsidiary.

ARTICLE XI
BOOKS AND RECORDS

Section 11.01. **General.**

(a) The Company shall maintain true and complete books of account and records, which shall be available during reasonable business hours for the inspection by the Member.

(b) The Company shall cause to be entered in appropriate books (to be kept at the Company's principal place of business, which must be in the United States) all transactions of or relating to the Company. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Member. The Member, for any purpose reasonably related to such Member's interest as a Member in the Company, shall have access to and the right, at such Member's sole cost and expense, to inspect and copy such books and records during normal business hours; provided that the Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in making such books and records available for inspection.

Section 11.02. **Books and Records Relating to the Self-Regulatory Function of the Exchange Subsidiaries.**

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of an Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company, the Member, and the officers, employees and agents of the Company, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or an Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of the Member or any officer, employee or agent of the Company to disclose such information to the SEC or an Exchange Subsidiary.

(b) To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, agents, and employees of the Company shall be deemed to be the books, records, premises, officers, agents and employees of such Exchange Subsidiary for the purposes of, and subject to oversight pursuant to, the Exchange Act. For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, the Company's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary; provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE XII
MISCELLANEOUS

Section 12.01. **Tax Treatment.**

Unless otherwise determined by the Member, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Member and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

Section 12.02. **Amendments.**

(a) Amendments to this Agreement and to the Certificate shall be approved in writing by the Member. An amendment shall become effective as of the date specified in the approval of the Member or if none is specified as of the date of such approval or as otherwise provided in the Act.

(b) For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of this Agreement shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, then the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

Section 12.03. **Severability.**

If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Member regarding this Agreement.

Otherwise, any, invalid or unenforceable provision shall be replaced by the Member with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

<u>Section 12.04.</u> **Governing Law.**

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

<u>Section 12.05.</u> **Limited Liability Company.**

The Member intends to form a limited liability company and does not intend to form a partnership under the laws of the State of Delaware or any other laws.

* * *

The undersigned has duly executed this Agreement as of the day first set forth above.

BATS GLOBAL MARKETS
HOLDINGS, INC.

By: 
Name: Joe Ratterman
Title: Chief Executive Offier

[Signature Page to Seventh Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC]

AMENDED AND RESTATED

BYLAWS

OF

DIRECT EDGE, INC.

Dated as of __________

TABLE OF CONTENTS

ARTICLE I

STOCKHOLDERS

1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the board of directors of Direct Edge, Inc. (the "**Board of Directors**"), the chairman of the Board of Directors (the "**Chairman**"), the chief executive officer (the "**Chief Executive Officer**") or the president (the "**President**") or, if not so designated, at the principal office of Direct Edge, Inc. (the "**Corporation**").

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman, the Chief Executive Officer or the President, and may not be called by any other person or persons. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 Voting List. The secretary of Direct Edge, Inc. (the "**Secretary**") shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 Quorum. Except as otherwise provided by law, the certificate of incorporation of the Corporation (the "**Certificate of Incorporation**") or these bylaws (these "**Bylaws**"), the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10 Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman, if any, or in the Chairman's absence by the vice chairman of the Board of Directors (the "**Vice Chairman**"), if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a vice president of Direct Edge, Inc. (a "**Vice President**"), or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 Action without Meeting.

(a) Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b) Electronic Transmission of Consents. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section 1.11, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c) Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE II

DIRECTORS

2.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 Number, Election and Qualification. The number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Directors need not be stockholders of the Corporation.

2.3 Chairman; Vice Chairman. The Board of Directors may appoint from its members a Chairman and a Vice Chairman, neither of whom need be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board of Directors appoints a Vice Chairman, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman or, in the Chairman's absence, the Vice Chairman, if any, shall preside at all meetings of the Board of Directors.

2.4 Tenure. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6 Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7 Removal. Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the Corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8 Vacancies. Unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.9 Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12 Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director's last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13 Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 Provisions Regarding the Election of Directors of Subsidiaries.

(a) Subject to this Section 2.15: (i) the Board of Directors may constitute any officer of the Corporation as the Corporation's proxy, with power of substitution, to vote the equity of any subsidiary of the Corporation and to exercise, on behalf of the Corporation, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents; (ii) in the absence of specific action by the Board of Directors, the Chief Executive Officer shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the equity of other entities, both domestic and foreign, held by the Corporation; and (iii) the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the equity holders of EDGA Exchange, Inc. ("**EDGA**"), EDGX Exchange, Inc. ("**EDGX**"), or any other subsidiary of the Corporation that is registered with the Securities and Exchange Commission (the "**SEC**") as a national securities exchange, as provided in Section 6 of the Securities Exchange Act of 1934 (each of EDGA, EDGX and such other subsidiary, an "**Exchange Subsidiary**") held for the purpose of electing directors (other than the chief executive officer of EDGA or EDGX, as applicable) or members of the Nominating Committee or Member Nominating Committee of such Exchange

Subsidiary, as applicable, or in the event written consents are solicited or otherwise sought from the equity holders of an Exchange Subsidiary with respect thereto, the Corporation shall cause all outstanding equity of such Exchange Subsidiary owned by the Corporation and entitled to vote with respect to such election to be voted in favor of the election of only those directors nominated by the Nominating Committee of such Exchange Subsidiary and those nominees for the Nominating Committee and those nominees for the Member Nominating Committee nominated in accordance with the governance documents of such Exchange Subsidiary, and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors nominated by the Nominating Committee of such Exchange Subsidiary, such members of the Nominating Committee of such Exchange Subsidiary and such members of the Member Nominating Committee of such Exchange Subsidiary.

(c) With respect to the chief executive officer of each of EDGA and EDGX, the Corporation shall take all actions in its capacity as a stockholder of EDGA and EDGX, as applicable, to vote or consent with respect to the election of such chief executive officer as a member of the board of directors of EDGA and EDGX, as applicable. With respect to a "Member Representative Director" (as defined in the governance documents for EDGA and EDGX, as applicable), the Corporation shall take all actions in its capacity as a stockholder of EDGA and EDGX, as applicable, to remove a Member Representative Director from the board of directors of EDGA or EDGX, as applicable, only for cause. With respect to a director of EDGA or EDGX that the board of directors of EDGA or EDGX, as applicable, determines that (i) such director no longer satisfies the classification for which the director was elected, (ii) the director's continued service as such would violate the compositional requirements of the board of directors of EDGA or EDGX as set forth in its governance documents, or (iii) the director becomes subject to statutory disqualification, the Corporation shall take all actions in its capacity as a stockholder of EDGA and EDGX, as applicable, to remove such director from the board of directors of EDGA or EDGX, as applicable.

ARTICLE III

OFFICERS

3.1 Titles. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7 President; Chief Executive Officer. Unless the Board of Directors has designated another person as the Corporation's Chief Executive Officer, the President shall be the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive

Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents. In the absence of the Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the Corporation.

3.11 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 Stock Certificates; Uncertificated Shares.

(a) The shares of the Corporation may be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

(b) Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(c) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(d) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 Transfers. Shares of stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

4.4 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the Corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 Regulations; Limitations on Dividends. The issue, transfer, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE V

GENERAL PROVISIONS

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 Voting of Securities. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the Corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this Corporation.

5.5 Evidence of Authority. A certificate by the Secretary or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.7 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.8 Books and Records.

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of such Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof shall be retained in confidence by the Corporation, the stockholders of the Corporation, the Board of Directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing herein shall be interpreted so as to limit or impede the rights of the Securities and Exchange Commission ("SEC") or any Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, agents, employees or stockholders of the Corporation to disclose such information to the SEC or an Exchange Subsidiary.

(b) To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of such Exchange Subsidiary for the purpose of, and subject to oversight pursuant to, the Securities Exchange Act of 1934 (the "**Exchange Act**"). For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, the Corporation's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary, provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE VI

AMENDMENTS

6.1 By the Board of Directors. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors.

6.2 By the Stockholders. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

6.3 Exceptions and Limitations. The approval contemplated by this Article VI shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

6.4 For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of these Bylaws shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, then the proposed changes to these Bylaws shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

ARTICLE VII

SRO FUNCTION

7.1 Preservation of Independence. For so long as the Corporation shall, directly or indirectly, control an Exchange Subsidiary, the Board of Directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.1.

7.2 Compliance with Securities Laws; Cooperation with the SEC. The Corporation shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall be deemed to agree (i) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (ii) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.2.

7.3 Consent to Jurisdiction. To the fullest extent permitted by law, the Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of an Exchange Subsidiary.

7.4 Consent to Applicability. The Corporation shall take reasonable steps necessary to cause its current officers, directors, employees and agents and prospective officers, directors, employees and agents prior to such person's employment, appointment or otherwise, to consent in writing to the applicability of Section 5.8 of these Bylaws and this Article VII with respect to activities related to an Exchange Subsidiary.

7.5 Restriction on Foreign Operations. None of (i) the Corporation, (ii) any "disregarded entity" owned by the Corporation, or (iii) any other entity treated for U.S. federal income tax purposes as a division of the Corporation shall ever have a permanent establishment or branch outside the United States or conduct business outside the United States in such a way that it is deemed to have a permanent establishment or a foreign branch, as that term is defined in Temporary Treasury Regulation § 1.367(a)-6T(g)(1). Accordingly, any entity described in (i) through (iii) above (each, a "Restricted Entity") shall not:

(a) maintain or conduct business through a fixed place of business outside the United States, including a place of management, a branch, or an office;

(b) maintain a separate set of books and records outside of the United States;

(c) hold a meeting (whether formal or informal) of the board or of any committee of the board (1) outside of the United States or (2) at which fewer than two members of the board or such committee, as the case may be, are not physically present at the place designated as the location for the board meeting;

(d) send an employee to work at a fixed location outside the United States for a period of time sufficient to constitute a branch or permanent establishment;

(e) conduct business (including the solicitation of customers, the negotiation of prices and other material terms and conditions, and the performance of other activities incidental to the origination or continuance of a transaction) outside the United States through a dependent agent or employee;

(f) enter into binding contracts outside the United States, or give an agent or employee the authority to enter into such contracts outside the United States; or

(g) own any real estate outside the United States, or own tangible personal property outside the United States.

For the purposes of clarity, the books and records of the Corporation shall, at all times, be maintained within the United States. Nothing in this Section 7.5 or elsewhere in these Bylaws shall be deemed to prohibit or restrict in any way any Restricted Entity from conducting business outside the United States through any direct or indirect subsidiary that is treated as a corporation for United States federal income tax purposes (an "Eligible Subsidiary"). If any Restricted Entity wishes to change the classification of an Eligible Subsidiary for U.S. federal tax purposes pursuant to Treas. Reg. § 301.7701-3, then it must first obtain the consent of the sole stockholder. The Corporation shall ensure that Restricted Entities subject to this Section 7.5 shall comply with the requirements of this Section 7.5.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DIRECT EDGE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 11:15 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
1776
DELAWARE
1970



Jeffrey W. Bullock, Secretary of State

4828217 8100

140116744

AUTHENTICATION: 1101694

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 01/31/2014
FILED 11:15 AM 01/31/2014
SRV 140116744 - 4828217 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

DIRECT EDGE, INC.

Direct Edge, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is Direct Edge, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on July 22, 2010 under the name Direct Edge, Inc.

That the Board of Directors (the "Board") duly adopted resolutions pursuant to Sections 242 and 245 of the General Corporation Law proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

FIRST: The name of the Corporation is: Direct Edge, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. Election of directors need not be by written ballot.

2. The Board is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation.

3. The Bylaws may also be amended, altered or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

4. Any member of the Board may be removed with or without cause by a majority vote of the stockholders.

SIXTH:

1. Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that any indemnity under this Article SIXTH, other than as specifically set forth herein, shall be provided out of and to the extent of the Corporation's assets only and excluding any Regulatory Funds. For purposes of this Certificate of Incorporation, "Regulatory Funds" shall mean any fees, fines or penalties derived from the regulatory operations of any subsidiary of the Corporation that is registered with the Securities and Exchange Commission as a national securities exchange, as provided in Section 6 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each such subsidiary, an "Exchange Subsidiary"); provided that Regulatory Funds shall not include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of such Exchange Subsidiary, even if a portion of such revenues are used to pay costs associated with the regulatory operations of such Exchange Subsidiary).

2. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

SEVENTH:

1. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

2. The approval contemplated by this Article SEVENTH shall not be required to the extent that; (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

3. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to any provision of this Certificate of Incorporation shall be effective, such amendment shall be submitted to the board of directors of each Exchange Subsidiary and if any such board shall determine that such amendment must be filed with, or filed with and approved by, the Securities and Exchange Commission (the "SEC") before the amendment may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed amendment to this Certificate of Incorporation shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

4. The sole stockholder of the Corporation shall be Direct Edge Holdings LLC.

* * *

The undersigned caused this Restated Certificate of Incorporation to be executed this 31st day of January, 2014.

Direct Edge, Inc.

By: /s/ William O'Brien
Name: William O'Brien
Title: Chief Executive Officer

[Signature Page to Restated Certificate of Incorporation of Direct Edge, Inc.]

THIRD AMENDED AND RESTATED
BYLAWS OF BATS EXCHANGE, INC.
(a Delaware corporation)

Article I
Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means BATS Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be BATS Global Markets Holdings, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

Article II
Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Article III
Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors), shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the

Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Article IV
STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

Article V
Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Article VI
Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

Article VII
Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Article VIII
Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company, or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article

VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

Article IX
Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Article X
Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

Article XI
Miscellaneous Provisions

Section 1. Fiscal Year Board.

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of BATS Global Markets, Inc. or BATS Global Markets Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of BATS Global Markets, Inc. or BATS Global Markets Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these By-Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

Supervisors - CRD	Licenses	Position	Authorized Trader ("AT") and Market Maker Authorized Trader ("MMAT")
Adam Nunes – 5246806	GP/GS/FN/PT/TP	President and CEO	Non AT/MMAT
Darren Mulholland – 2863560	GP/GS/PT/TP	Technology Supervisor	AT/MMAT
James Litwin - 4131223	GP/GS/OP/PT/CT	CCO	Non AT/MMAT
Jason Carroll – 5173598	GP/GS/PT/TP	Managing Director	AT/MMAT
Peter Naimoli - 5738497	GP/GS/PT/TP	Managing Director	AT/MMAT
Prashant Lal - 2917890	GP/GS/OP/PT/TP	Managing Director	AT/MMAT
Daniel Litchfield - 4921535	GP/GS/PT/TP	Head of Operations	AT/MMAT
Susan Buchanan (Morrissey) - 5733020	FN	FINOP	Non AT/MMAT
Registered Persons - CRD	**Licenses**	**Position**	**Authorized Trader ("AT") and Market Maker Authorized Trader ("MMAT")**
Anthony (Tony) Zhang - 5366249	GS/PT	Algorithm Development	AT/MMAT
Aoxi Li - 5942461	GS/PT	Algorithm Development	AT/MMAT
Benjamin Link - 5584556	GS/PT	Operations	AT/MMAT
Bangpeng Yao - 6240486	GS/PT	Algorithm Development	AT/MMAT
David Chen - 5988730	GS/PT	Algorithm Development	AT/MMAT
Danilo Scepanovic - 5988776	GS/PT	Algorithm Development	AT/MMAT
Elizabeth Denys - 5988670	GS/PT	Algorithm Development	AT/MMAT
Henry Corwin – 5738786	GS/PT	Algorithm Development	AT/MMAT
Jeffrey Brown - 5738453	GS/PT	Algorithm Development	AT/MMAT
Jichao Qian - 5167472	GS/PT	Algorithm Development	AT/MMAT
Jonathan Hirata - 5594666	GS/PT	Algorithm Development	AT/MMAT
Josh Wilson - 5918415	GS/PT	Operations	AT/MMAT
Justin Bae - 6108103	GS/PT	Algorithm Development	AT/MMAT
Kevin Lee - 6108093	GS/PT	Algorithm Development	AT/MMAT
Keyuan Xu - 4984048	GS/PT	Algorithm Development	AT/MMAT
Khanh Do Ba - 6108081	GS/PT	Algorithm Development	AT/MMAT
Max Chalfin - 5988616	GS/PT	Algorithm Development	AT/MMAT
Minyu Peng - 6237387	GS/PT	Algorithm Development	AT/MMAT
Oaz Nir - 5738790	GS/PT	Algorithm Development	AT/MMAT
Parker Meares - 5389871	GS/PT	Algorithm Development	AT/MMAT
Pranay Khurana - 5118559	GS/PT	Operations	AT/MMAT
Ravi Patel - 5785921	GS/PT	Algorithm Development	AT/MMAT
Richard DeSimone - 5740596	GS/PT	Algorithm Development	AT/MMAT
Shaun Hurley – 5532034	GS/PT	Operations	AT/MMAT
Suhas Daftuar – 5174375	GS/PT/GP/OP	Algorithm Development	AT/MMAT
Sumit Daftuar - 5173618	GS/PT	Algorithm Development	AT/MMAT
Timothy Stumbaugh - 6273926	GS/PT	Operations	AT/MMAT
Vahe Poladyan - 5542085	GS/PT	Algorithm Development	AT/MMAT

Xiaojin Xu - 6089113	GS/PT	Algorithm Development	AT/MMAT
Yangda Ou - 4972552	GS/PT	Algorithm Development	AT/MMAT

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS Y-EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JULY, A.D. 2009, AT 5:51 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4715533 8100

090742517

AUTHENTICATION: 7449959

DATE: 07-31-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:06 PM 07/30/2009
FILED 05:51 PM 07/30/2009
SRV 090742517 - 4715533 FILE

CERTIFICATE OF INCORPORATION
OF
BATS Y-EXCHANGE, INC.

First. The name of the corporation is BATS Y-Exchange, Inc.

Second. The initial registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Third. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

Fifth. The name and mailing address of the incorporator is:

Name	Mailing Address
Joe Ratterman	8050 Marshall Drive Suite 120 Lenexa, Kansas 66214

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 30th day of July, 2009.

INCORPORATOR:

/s/ Joe Ratterman
Joe Ratterman

THIRD AMENDED AND RESTATED BYLAWS OF BATS Y-EXCHANGE, INC.
(a Delaware corporation)

Article I
Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means BATS Y-Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be BATS Global Markets Holdings, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

Article II
Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Article III
Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors), shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the

Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Article IV
STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

Article V
Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Article VI
Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

Article VII
Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Article VIII
Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company, or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article

VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights*. To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights*. The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance*. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments*. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause*. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

Article IX
Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Article X
Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

Article XI
Miscellaneous Provisions

Section 1. Fiscal Year Board.

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of BATS Global Markets, Inc. or BATS Global Markets Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of BATS Global Markets, Inc. or BATS Global Markets Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these By-Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EDGA EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 11:15 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4662897 8100

140116706


SECRETARY OF STATE
1776
1976
DELAWARE



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 1101742

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 01/31/2014
FILED 11:15 AM 01/31/2014
SRV 140116706 - 4662897 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

EDGA EXCHANGE, INC.

EDGA Exchange, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law ("General Corporation Law"):

DOES HEREBY CERTIFY:

That the name of this corporation is EDGA Exchange, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 9, 2009 under the name EDGA Exchange, Inc.

That the Board of Directors duly adopted resolutions pursuant to Sections 242 and 245 of the General Corporation Law proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

FIRST: The name of the corporation is EDGA Exchange, Inc.

SECOND: The registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at that address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

* * *

The undersigned executed this Restated Certificate of Incorporation as of January 31, 2014.

EDGA Exchange, Inc.

/s/ William O'Brien

Name: William O'Brien

Title: Chief Executive Officer

THIRD AMENDED AND RESTATED
BYLAWS OF EDGA EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e)"Commission" means the Securities and Exchange Commission.

(f) "Company" means EDGA Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange

Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Direct Edge, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, 6th fl., Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided*, however, that any such vote must be cast for a person on the List of Candidates, and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; *provided*, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Stockholders

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; *provided*, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation

Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents*. The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses*. The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement*. Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights*. To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights*. The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance*. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments*. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Direct Edge, Inc., Direct Edge Holdings LLC or BATS Global Markets, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Direct Edge, Inc., Direct Edge Holdings LLC or BATS Global Markets, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JUNE, A.D. 2005, AT 5:46 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

3986650 8100

050505316

AUTHENTICATION: 3957625

DATE: 06-17-05

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Bats Trading, Inc.

- **Second:** Its registered office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington County of New Castle Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 100,000 shares (number of authorized shares) with a par value of $1.00 per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:

  Name Lawrence A. Swain

  Mailing Address 9225 Indian Creek Parkway, Suite 1100

  Overland Park, KS Zip Code 66210

- I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 16th day of June, A.D. 20 05.

BY: [signature]
(Incorporator)

NAME: Lawrence A. Swain
(type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:56 PM 06/16/2005
FILED 05:46 PM 06/16/2005
SRV 050505316 - 3986650 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF OCTOBER, A.D. 2005, AT 6:04 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

3986650 8100

050851173

AUTHENTICATION: 4234352

DATE: 10-19-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:30 PM 10/10/2005
FILED 06:04 PM 10/10/2005
SRV 050051173 - 3906650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action in Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 10, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 10th day of October, 2005.

By: [signature]
Authorized Officer

Title: President

Name: David R. Cummings

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2005, AT 10:56 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

3906650 8100

050856591

AUTHENTICATION: 4230665

DATE: 10-20-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:02 AM 10/20/2005
FILED 10:56 AM 10/20/2005
SRV 050856591 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action in Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share. Each issued and outstanding share of $1.00 par value stock shall be exchanged for 100 shares of $.01 par value stock.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 19, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19th day of October, 2005.

By: [signature]
Authorized Officer

Title: President

Name: David R. Cummings

1203891.1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JUNE, A.D. 2006, AT 3:57 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3906650 8100

060570539

AUTHENTICATION: 4825744

DATE: 06-14-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:44 PM 06/13/2006
FILED 03:57 PM 06/13/2006
SRV 060570539 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of DATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The amount of the total stock this corporation is authorized to issue is 20,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of June 1, 2006.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of June, 2006.

By: [signature]
Authorized Officer
Title: President
Name: David R. Cummings

{607191}

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF NOVEMBER, A.D. 2009, AT 11:37 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.




Jeffrey W. Bullock, Secretary of State

3906650 8100

091006922

AUTHENTICATION: 7632495

DATE: 11-10-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:40 AM 11/10/2009
FILED 11:37 AM 11/10/2009
SRV 091004922 - 3906650 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF BATS TRADING, INC.,

a Delaware Corporation

It is hereby certified that:

1. The name of the corporation (hereinafter, referred to as the "Corporation") is BATS Trading, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article Fourth thereof and by substituting in lieu of said Article the following new Article:

> FOURTH: Immediately after giving effect to the Reverse Stock Split (as defined below), the total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000) and each such share is $0.01 par value.
>
> On November 10, 2009 (the "Reverse Split Date"), each one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of outstanding stock of the corporation shall be and become, without further action by the corporation, one (1) share of stock of the corporation (the "Reverse Stock Split"). Each stock certificate outstanding immediately prior to the Reverse Split Date shall, without any action on the part of the holder, thereupon and thereafter, until surrendered as hereinafter provided, represent one (1) share of stock of the corporation for every one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of stock of the corporation stated thereon. The registered holder of such certificates may, on or after the Reverse Split Date, surrender such certificates to the corporation for cancellation and, upon such surrender, shall receive in exchange therefor, without charge, new certificate(s) registered in the name of such holder representing one (1) share of stock of the corporation for each one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of stock of the corporation which, prior to the Reverse Split Date, was represented by the certificate(s) representing shares of stock of the corporation.

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted and authorized by director's resolution and by the written consent without a meeting of stockholders entitled to vote in accordance with the provision of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of this 10th day of November, 2009.

BATS TRADING, INC.

/s/ Christopher Isaacson
Christopher Isaacson, President

THIRD AMENDED AND RESTATED BYLAWS

OF

BATS TRADING, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders shall be held on the 1st Monday in November of each year (unless that date shall be a non-business day or legal holiday, in which event the annual meeting of the stockholders shall be held the first business day immediately following such date) for the purposes of electing directors and for the transaction of such other business as may come before the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the corporation in the State of Delaware.

2.4. Notice of Meeting. Written notice stating the place, day and hour of the meeting of stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Directors, the President, the Secretary, or any other officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock record books of the corporation, with postage thereon prepaid.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of the time or place of an adjournment need be given if the time and place are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice if waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open for he examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum. Except as otherwise provided in the certificate of incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders unless the vote of a greater number or voting by classes is require by law or the certificates of incorporation. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in his absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by his duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares. Each outstanding share shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are enlarged, limited or denied by the certificate of incorporation.

2.12. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his name. Shares standing in the name of a fiduciary may be voted by him, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(e) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, his vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.13. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.14. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers and Number. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be one (1) or such other specific number as may be designated from time to time by resolution of the Board of Directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been qualified and elected, or until his prior death, resignation or removal. A director may be removed from office by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this by-law immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by telegram, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in his absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which he is a member at which action on any corporate matter is taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken by the Board of Directors at a meeting or by a resolution of any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, filed with the minutes of the proceedings, shall be signed by all of the directors then in office.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected or until his prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. He shall, when present, preside at all meetings of the stockholders and of the Board of Directors. He shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as he shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. He shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, he may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in his place and stead. In general he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which he is so appointed to be an assistant, or as to which he is so appointed to act, except as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of an on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if he is present, or in his absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in his absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by this corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.06.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged any such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of

Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares are presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

SEAL

7.1. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

ARTICLE VIII.

FISCAL YEAR

8.1. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

ARTICLE IX.

AMENDMENTS

9.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of not less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

9.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no by-law adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

9.3. Implied Amendments. Any action taken or authorized by the Board of Directors, which would be inconsistent with the bylaws then in effect but is taken or authorized by affirmative vote of not less than the number of directors required to amend the bylaws so that the bylaws would be consistent with such action, shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

ARTICLE X.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

10.1. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that the person, his or her testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor of the Corporation.

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CENTRALIZED ALGORITHMIC NETWORK LLC", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF APRIL, A.D. 2005, AT 5:21 O'CLOCK P.M.



Harriet Smith Windsor, Secretary of State

3957302 8100

050316400

AUTHENTICATION: 3822761

DATE: 04-19-05

CERTIFICATE OF FORMATION

OF

CENTRALIZED ALGORITHMIC NETWORK LLC

1. The name of the limited liability company is Centralized Algorithmic Network LLC.

2. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Centralized Algorithmic Network LLC on this 19th day of April, 2005.

CENTRALIZED ALGORITHMIC NETWORK LLC

By: [signature]
Name: [handwritten]
Title: Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:21 PM 04/19/2005
FILED 05:21 PM 04/19/2005
SRV 050316400 - 3957302 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CENTRALIZED ALGORITHMIC NETWORK LLC", CHANGING ITS NAME FROM "CENTRALIZED ALGORITHMIC NETWORK LLC" TO "NITEX LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF APRIL, A.D. 2005, AT 12:51 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3957302 8100

050347534

AUTHENTICATION: 3846517

DATE: 04-29-05

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

CENTRALIZED ALGORITHMIC NETWORK LLC

1. Name of Limited Liability Company: Centralized Algorithmic Network LLC.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

"1. The name of the limited liability company is NitcX LLC."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Formation of Centralized Algorithmic Network LLC this 28th day of April, 2005.



Steven J. Wright
Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:54 PM 04/29/2005
FILED 12:51 PM 04/29/2005
SRV 050347534 - 3957302 FILE

confidential
Greg Steinberg
Jan 23, 2014 11:16

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "NITEX LLC", CHANGING ITS NAME FROM "NITEX LLC" TO "DIRECT EDGE ECN LLC", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF AUGUST, A.D. 2005, AT 11:56 O'CLOCK A.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3957302 8100

050693568

AUTHENTICATION: 4109479

DATE: 08-23-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:14 PM 08/23/2005
FILED 11:56 AM 08/23/2005
SRV 050693568 - 3957302 FILE

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

NITEX LLC

1. Name of Limited Liability Company: NiteX LLC.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

   "1 The name of the limited liability company is Direct Edge ECN LLC."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Formation of NiteX LLC this 22nd day of August, 2005



Steven J. Wright
Authorized Person

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

DIRECT EDGE ECN LLC

THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") of Direct Edge ECN LLC (the "Company") dated as of this 8TH day of July, 2008, by Direct Edge Holdings LLC as the sole member of the Company (the "Member").

RECITAL

WHEREAS, on April 28, 2005, Knight/Trimark, Inc. ("Knight") entered into a Limited Liability Company Agreement (the "Initial Agreement") in accordance with the provisions of the Delaware Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business;

WHEREAS, on June 11, 2007, Knight transferred its 100% ownership interest in the Company to the Member and the Member amended and restated the Initial Agreement in its entirety to reflect the admission of the Member as the sole member in place of Knight (the "First Amended Agreement";

WHEREAS, on May 23, 2008, the Member amended and restated the First Amended Agreement in its entirety to comply with the requirements of the New York Stock Exchange, Inc. (the "NYSE") in connection with the Company's application thereto (the "Second Amended Agreement");

WHEREAS, the Member desires to amend and restate the Second Amended Agreement to make certain additional changes requested by the NYSE and the American Stock Exchange LLC ("AMEX") upon the terms and conditions set forth herein;

NOW, THEREFORE, the Member hereby continues the Company without dissolution and amends and restates the Second Amended Agreement in its entirety as follows:

ARTICLE I
The Limited Liability Company

1.1 *Formation*. Knight has previously formed the Company as a limited liability company pursuant to the provisions of the Act under the name of "Centralized Algorithmic Network LLC". A certificate of formation for the Company as described in Section 18-201 of the Act (the "Certificate of Formation") has been filed in the Office of the Secretary of State of the State of Delaware in conformity with the Act. A certificate of amendment to the Certificate of Formation as described in Section 18-202 of the Act has been filed in the Office of the Secretary of State of the State of Delaware in conformity with the Act changing the name of the entity from Centralized Algorithmic Network LLC to the name set forth in Section 1.2 of this Agreement.

1.2 *Name*. The name of the Company shall be "Direct Edge ECN LLC" and its business shall be carried on in such name with such variations and changes as the Member shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers*. The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent*. The location of the registered office of the Company shall be 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term*. Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Member

2.1 *The Member*. The name and address of the Member is as follows:

Name	Address
Direct Edge Holdings LLC	545 Washington Boulevard Jersey City, NJ 07310

2.2 *Actions by the Member; Meetings*. The Member may approve a matter or take any action at a meeting or without a meeting by the written consent of the Member. Meetings of the Member may be called at any time by the Member.

2.3 *Liability of the Member*. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member.

2.4 *Power to Bind the Company*. The Member (acting in its capacity as such) shall have the authority to bind the Company to any third party with, respect to any matter.

2.5 *Admission of Members*. New members shall be admitted only upon the approval of the Member.

ARTICLE III
Management by the Member

3.1 The management of the Company is fully reserved to the Member, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Member shall act through resolutions adopted in written consents. Decisions or actions taken by the Member in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons*. The Member shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Member deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure*. The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Member shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions*. A capital contributions account shall be maintained for the Member, to which contributions shall be credited and against which distributions of capital contributions shall be charged. From time to time, the Member may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Member, and such contributions shall be credited to the Member's capital contributions account.

4.3 *Limitation*. Notwithstanding any provision to the contrary contained herein, without the prior written approval of the NYSE, the capital contribution of the Member may not be withdrawn on less than six months written notice, given no sooner than six months after such contribution was first made. No capital contribution may be withdrawn nor may any unsecured loan or advance be made by the Company to the Member or to an employee of the Company at any time when such withdrawal, loan or advance would be prohibited by the provisions of any rule or regulation of the NYSE or the U.S. Securities and Exchange Commission to which the Company is subject, including, without limitation, the provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses*. A profit and loss account shall be maintained for the Member, to which profits shall be credited and against which losses and distributions of profits shall be charged. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Member. In each year, profits and losses shall be allocated entirely to the Member's profit and loss account.

5.2 *Distributions*. The Member shall determine profits available for distribution and the amount, if any, to be distributed to the Member, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Member. The distributions of profits of the Company shall be paid to the Member out of the Member's profit and loss account. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to the Member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

ARTICLE VI
Events of Dissolution

6.1 *Dissolution*. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Member votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18- 802 of the Act.

6.2 *Limitation*. Notwithstanding anything to the contrary herein contained, in the event of the termination of the Company on the expiration of the term of this Agreement, or any dissolution of the Company, the Member agrees that if withdrawal of its capital on any such termination would cause:

(a) the Company's "Aggregate Indebtedness" to exceed the percentages specified in Rules 326(a) and 326(b) of the Rules of the NYSE; or

(b) the Company's "Alternative Net Capital Requirement Percentage" under Rule 15c3-1 under the Exchange Act to fall below the percentages specified in Rules 326(a) and 326(b) of the NYSE during the six months immediately preceding the date of the termination;

such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the Member may deem necessary to ensure compliance with such Rules; and any such capital so retained by the Company after the date of termination shall continue to be subject to all debts and obligations of the Company.

6.3 *Retirement and Dissolution*. The Company shall provide, or cause its associated member (as described in the Constitution of AMEX) to provide, to AMEX prompt notice of the retirement of such associated member from the Company or of the dissolution of the Company.

ARTICLE VII
Transfer of Interests in the Company

The Member may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a member.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation*. Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Member, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Member, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification*. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Member. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments*. Any repeal or modification of this Article VIII by the Member shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
Miscellaneous

9.1 *Tax Treatment*. Unless otherwise determined by the Member, the Company shall, be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Member and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *Books and Records*. The Company shall maintain true and complete books of account and records, which shall be available during reasonable business hours for the inspection by the Member.

9.3 *Arbitration*. All disputes arising in connection with the business of the Company shall be resolved through arbitration in compliance with the rules and governing documents of the self-regulatory organizations of which it is a member, including Article VIII of the Constitution of AMEX.

9.4 *Amendments*. Amendments to this Agreement and to the Certificate of Formation shall be approved in. writing by the Member. An amendment shall become effective as of the date specified in the approval of the Member or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.5 *Severability*. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however*, that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Member regarding this Agreement. Otherwise, any, invalid or unenforceable provision shall be replaced by the Member with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.6 *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

9.7 *Limited Liability Company*. The Member intends to form a limited liability company and does not intend to form a partnership under the laws of the State of Delaware or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

DIRECT EDGE HOLDINGS, LLC
Sole Member



By:
Name: William O'Brien
Title: CEO

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OMICRON HOLDINGS CORP.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF FEBRUARY, A.D. 2011, AT 4:47 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4937045 8100

110125500

You may verify this certificate online at corp.delaware.gov/authver.shtml


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 8545312

DATE: 02-07-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:30 PM 02/07/2011
FILED 04:47 PM 02/07/2011
SRV 110129500 - 4937043 FILE

CERTIFICATE OF INCORPORATION

OF

OMICRON HOLDINGS CORP.

FIRST: The name of the corporation is Omicron Holdings Corp. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

FOURTH: (1) The total number of shares of stock which the Corporation shall have authority to issue is 2,000, consisting of 1,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), and 1,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").

(2) The Board of Directors is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

[illegible]

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person

[illegible]

granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 7th day of February, 2011.

Malik M. Khalil
Incorporator

BYLAWS

OF

OMICRON HOLDINGS CORP.

*****

ARTICLE 1
OFFICES

Section 1.01. *Registered Office.* The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books.* The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings.* All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings.* Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law"), an annual meeting of stockholders, commencing with the year 2012, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however,* that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings*. Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice*. (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum*. Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting.* (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent.* (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than two or more than nine. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends.* Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year.* The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OMICRON INTERMEDIATE HOLDINGS CORP.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF FEBRUARY, A.D. 2011, AT 12:51 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4936931 8100

110122760

You may verify this certificate online at corp.delaware.gov/authver.shtml

AUTHENTICATION: 0544365

DATE: 02-07-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:02 PM 02/07/2011
FILED 12:51 PM 02/07/2011
SRV 110122760 - 4936931 FILE

CERTIFICATE OF INCORPORATION

OF

OMICRON INTERMEDIATE HOLDINGS CORP.

FIRST: The name of the corporation is Omicron Intermediate Holdings Corp. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved

in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(2) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 7th day of February, 2011.

Malik M. Khalil
Incorporator

BYLAWS

OF

OMICRON INTERMEDIATE HOLDINGS CORP.

*****

ARTICLE 1
OFFICES

Section 1.01. *Registered Office.* The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books.* The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings.* All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings.* Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law"), an annual meeting of stockholders, commencing with the year 2012, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a

quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting.* (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent.* (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than two or more than nine. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more

Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person

were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for

determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends.* Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year.* The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OMICRON ACQUISITION CORP.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF FEBRUARY, A.D. 2011, AT 12:40 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4936927 8100

110122754

AUTHENTICATION: 8545172

DATE: 02-07-11

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:01 PM 02/07/2011
FILED 12:48 PM 02/07/2011
SRV 110122754 - 4936927 FILE

CERTIFICATE OF INCORPORATION

OF

OMICRON ACQUISITION CORP.

FIRST: The name of the corporation is Omicron Acquisition Corp. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved

in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

[illegible]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 7th day of February, 2011.

Malik M. Khalil
Incorporator

BYLAWS

OF

OMICRON ACQUISITION CORP.

* * * * *

ARTICLE 1
OFFICES

Section 1.01. *Registered Office.* The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books.* The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings.* All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings.* Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law"), an annual meeting of stockholders, commencing with the year 2012, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a

quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting*. (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent*. (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than two or more than nine. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more

Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person

were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for

were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for

determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends.* Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year.* The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.



CERTIFICATE OF INCORPORATION OF A PRIVATE LIMITED COMPANY

Company No. 6547680

The Registrar of Companies for England and Wales hereby certifies that

BATS TRADING LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, Cardiff, the 28th March 2008



THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House

— *for the record* —

The above information was communicated in non-legible form and authenticated by the Registrar of Companies under section 710A of the Companies Act 1985

The Companies Acts 1985 to 2006

Private Company Limited by Shares
Company Number: 6547680

MEMORANDUM AND ARTICLES OF ASSOCIATION

BATS Trading Limited

Incorporated the 28th March 2008

Speechly Bircham LLP
Solicitors
6 Andrew Street
London
EC4A 3LX
Tel: 020 7427 6400
Fax: 020 7427 6600

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

BATS Trading Limited

1. The Company's name is "BATS Trading Limited".

2. The Company's registered office is to be situated in England and Wales.

3.1. The object of the Company is to carry on business as a general commercial company.

OBMGEN

3.2 Without prejudice to the generality of the object and the powers of the Company derived from section 3A of the Act the Company has power to do all or any of the following things:-

3.2.1 To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

3.2.2 To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

3.2.3 To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

3.2.4 To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

3.2.5 To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

3.2.6 To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

3.2.7 To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

3.2.8 To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

3.2.9 To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

3.2.10 To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

3.2.11 To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

3.2.12 To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

3.2.13 To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

3.2.14 To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

3.2.15 To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

3.2.16 To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

3.2.17 To distribute among the members of the Company in kind any property of the Company of whatever nature.

3.2.18 To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

3.2.19 To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance including insurance for any director, officer or auditor against any liability in respect of any negligence, default, breach of duty or breach of trust (so far as permitted by law); and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such schemes to be established or maintained.

3.2.20 Subject to and in accordance with the provisions of the Act (if and so far as such provisions shall be applicable) to give, directly or indirectly, financial assistance for the acquisition of shares or other securities of the Company or of any other company or for the reduction or discharge of any liability incurred in respect of such acquisition.

3.2.21 To procure the Company to be registered or recognised in any part of the world.

3.2.22 To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

3.2.23 To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

3.2.24 AND so that:-

3.2.24.1 None of the provisions set forth in any sub-clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such provision, and none of such provisions shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other provision set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this clause, or by reference to or inference from the name of the Company.

3.2.24.2 The word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

3.2.24.3 In this clause the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

4. The liability of the members is limited.

5. The Company's share capital is £1,000,000 divided into 1,000,000 shares of £1 each.

I, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and I agree to take the number of shares shown opposite my name.

Name and address of subscriber	Number of shares taken by the subscriber
BATS Holdings, Inc The Corporation Trust Company 1200 Orange Street WILMINGTON 19801 Delaware USA	1
Total shares taken	One

Dated: 20th March 200[illegible].

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

BATS Trading Limited

1. PRELIMINARY

1.1 The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by The Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (SI 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (SI 2007 No. 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (SI 2007 No. 2826) so far as it relates to private companies limited by shares (such Table being hereinafter called "Table A") shall apply to the Company save in so far as they are excluded or varied hereby and such regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the Articles of Association of the Company.

1.2 In these Articles the expression "the Act" means the Companies Act 1985 and "the 2006 Act" means the Companies Act 2006, but so that any reference in these Articles to any provision of the Act or the 2006 Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

2. ALLOTMENT OF SHARES

2.1 Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the directors who may (subject to section 80 of the Act and to article 2.4 below) allot, grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

2.2 All shares which are not comprised in the authorised share capital with which the Company is incorporated and which the directors propose to issue shall first be offered to the members in proportion as nearly as may be to the number of the existing shares held by them respectively unless the Company in general meeting shall by special resolution otherwise direct. The offer shall be made by notice specifying the number of shares offered, and limiting a period (not being less than 14 days) within which the offer, if not accepted, will be deemed to be declined. After the expiration of that period, those shares so deemed to be declined shall be offered in the proportion aforesaid to the persons who have, within the said period, accepted all the shares offered to them; such further offer shall be made in like terms in the same manner and limited by a like period as the original offer. Any shares not accepted pursuant to such offer or further offer as aforesaid or not capable of being offered as aforesaid except by way of fractions and any shares released from the provisions of this article by any such special resolution as aforesaid shall be under the control of the directors, who may allot, grant options over or otherwise dispose of the same to such persons, on such terms, and in such manner as they think fit, provided that, in the case of shares not accepted as aforesaid, such shares shall not be disposed of on terms which are more favourable to the subscribers therefor than the terms on which they were offered to the members. The foregoing provisions of this article 2.2 shall have effect subject to section 80 of the Act.

2.3 In accordance with section 91(1) of the Act sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

2.4 The directors are generally and unconditionally authorised for the purposes of section 80 of the Act to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period. The authority hereby given may at any time (subject to the said section 80) be renewed, revoked or varied by ordinary resolution.

3. SHARES

3.1 The lien conferred by regulation 8 in Table A shall attach also to fully paid-up shares, and the Company shall also have a first and paramount lien on all shares, whether fully paid or not, standing registered in the name of any person indebted or under liability to the Company, whether he shall be the sole registered holder thereof or shall be one of two or more joint holders, for all moneys presently payable by him or his estate to the Company. Regulation 8 in Table A shall be modified accordingly.

3.2 The liability of any member in default in respect of a call shall be increased by the addition at the end of the first sentence of regulation 18 in Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment".

4. GENERAL MEETINGS AND RESOLUTIONS

4.1 Every notice convening a general meeting shall comply with the provisions of section 325(1) of the 2006 Act as to giving information to members in regard to their right to appoint proxies; and notices of and other communications relating to any general meeting which any member is entitled to receive shall be sent to the directors and to the auditors for the time being of the Company.

4.2.1 No business shall be transacted at any general meeting unless a quorum is present. Subject to article 4.2.2 below, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

4.2.2 If and for so long as the Company has only one member, that member present in person or by proxy or (if that member is a corporation) by a duly authorised representative shall be a quorum.

4.2.3 If a quorum is not present within half an hour from the time appointed for a general meeting the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the directors may determine; and if at the adjourned general meeting a quorum is not present within half an hour from the time appointed therefor such adjourned general meeting shall be dissolved.

4.2.4 Regulations 40 and 41 in Table A shall not apply to the Company.

4.3.1 If and for so long as the Company has only one member and that member takes any decision which is required to be taken in general meeting or by means of a written resolution, that decision shall be as valid and effectual as if agreed by the Company in general meeting, subject as provided in article 4.3.3 below.

4.3.2 Any decision taken by a sole member pursuant to article 4.3.1 above shall be recorded in writing and delivered by that member to the Company for entry in the Company's minute book.

4.3.3 Resolutions under section 168 of the 2006 Act for the removal of a director before the expiration of his period of office and under section 391 of the Act for the removal of an auditor before the expiration of his period of office shall only be considered by the Company in general meeting.

4.4 A member present at a meeting by proxy shall be entitled to speak at the meeting and shall be entitled to one vote on a show of hands. In any case where the same person is appointed proxy for more than one member he shall on a show of hands have as many votes as the number of members for whom he is proxy. A member present at a meeting by more than one proxy shall be entitled to speak at the meeting through each of the proxies but the proxies together shall be entitled to only one vote on a show of hands. In the event that the proxies do not reach agreement as to how their vote should be exercised on a show of hands, the voting power is treated as not exercised. Regulation 54 in Table A shall be modified accordingly.

4.5 Unless resolved by ordinary resolution that regulation 62 in Table A shall apply without modification, the appointment of a proxy and any authority under which the proxy is appointed or a copy of such authority certified notarially or in some other way approved by the directors may be deposited or received at the place specified in regulation 62 in Table A up to the commencement of the meeting or (in any case where a poll is taken otherwise than at the meeting) of the taking of the poll or may be handed to the chairman of the meeting prior to the commencement of the business of the meeting.

5. APPOINTMENT OF DIRECTORS

5.1.1 Regulation 64 in Table A shall not apply to the Company.

5.1.2 The maximum number and minimum number respectively of the directors may be determined from time to time by ordinary resolution. Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be one. Whenever the minimum number of directors is one, a sole director shall have authority to exercise all the powers and discretions by Table A and by these Articles expressed to be vested in the directors generally, and regulation 89 in Table A shall be modified accordingly.

5.2 Regulations 76 to 79 (inclusive) in Table A shall not apply to the Company.

5.3 No person shall be appointed a director at any general meeting unless either:-

(a) he is recommended by the directors; or

(b) not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a member qualified to vote at the general meeting has been given to the Company of the intention to propose that person for appointment, together with notice signed by that person of his willingness to be appointed.

5.4.1 Subject to article 5.3 above, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

5.4.2 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number determined in accordance with article 5.1.2 above as the maximum number of directors and for the time being in force.

5.5 In any case where as the result of death or deaths the Company has no members and no directors the personal representatives of the last member to have died shall have the right by notice in writing to appoint a person to be a director of the Company and such appointment shall be as effective as if made by the Company in general meeting pursuant to article 5.4.1 above. For the purpose of this article, where two or more members die in circumstances rendering it uncertain which of them survived the other or others, the members shall be deemed to have died in order of seniority, and accordingly the younger shall be deemed to have survived the older.

6. BORROWING POWERS

6.1 The directors may exercise all the powers of the Company to borrow money without limit as to amount and upon such terms and in such manner as they think fit, and subject (in the case of any security convertible into shares) to section 80 of the Act to grant any mortgage, charge or standard security over its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

7. ALTERNATE DIRECTORS

7.1 Unless otherwise determined by the Company in general meeting by ordinary resolution an alternate director shall not be entitled as such to receive any remuneration from the Company, save that he may be paid by the Company such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, and the first sentence of regulation 66 in Table A shall be modified accordingly.

7.2 A director, or any such other person as is mentioned in regulation 65 in Table A, may act as an alternate director to represent more than one director, and an alternate director shall be entitled at any meeting of the directors or of any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

8. GRATUITIES AND PENSIONS

8.1.1 The directors may exercise the powers of the Company conferred by its Memorandum of Association in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them or any of them by reason of the exercise of any such powers.

8.1.2 Regulation 87 in Table A shall not apply to the Company.

9. PROCEEDINGS OF DIRECTORS

9.1.1 A director may vote, at any meeting of the directors or of any committee of the directors, on any resolution, notwithstanding that it in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever, and if he shall vote on any such resolution his vote shall be counted; and in relation to any such resolution as aforesaid he shall (whether or not he shall vote on the same) be taken into account in calculating the quorum present at the meeting.

9.1.2 Each director shall comply with his obligations to disclose his interest in contracts under section 317 of the Act.

9.1.3 Regulations 94 to 97 (inclusive) in Table A shall not apply to the Company.

10. COMMUNICATION BY MEANS OF A WEBSITE

10.1 Subject to the provisions of the 2006 Act, a document or information may be sent or supplied by the Company to a person by being made available on a website.

11. THE SEAL

11.1 If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 in Table A relating to the sealing of share certificates shall apply only if the Company has a seal. Regulation 101 in Table A shall not apply to the Company.

11.2 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors.

12. PROTECTION FROM LIABILITY

12.1 For the purposes of this article a "Liability" is any liability incurred by a person in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or otherwise in connection with his duties, powers or office and "Associated Company" shall bear the meaning referred to in section 256 of the 2006 Act. Subject to the provisions of the 2006 Act and without prejudice to any protection from liability which may otherwise apply:

(a) the directors shall have power to purchase and maintain for any director of the Company, any director of an Associated Company, any auditor of the Company and any officer of the Company (not being a director or auditor of the Company), insurance against any Liability; and

(b) every director or auditor of the Company and every officer of the Company (not being a director or auditor of the Company) shall be indemnified out of the assets of the Company against any loss or liability incurred by him in defending any proceedings in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from any Liability.

12.2 Regulation 118 in Table A shall not apply to the Company.

13. TRANSFER OF SHARES

13.1 The directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of a share, whether or not it is a fully paid share, and the first sentence of regulation 24 in Table A shall not apply to the Company.

Name and address of subscriber

BATS Holdings, Inc
The Corporation Trust Company
1209 Orange Street
WILMINGTON 19801
Delaware
USA

Dated 20th March 2008.

The regulations of Table A to the Companies Act 1985 apply to the Company save in so far as they are excluded or varied by its Articles of Association.

Table A as it relates to a private company limited by shares, as prescribed by the Companies (Tables A to F) Regulations 1985 (S.I. 1985 No. 805), amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (S.I. 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (S.I. 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (S.I. 2007 No 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (S.I. 2007 No 2826), is reprinted below.

Table A THE COMPANIES ACT 1985
Regulations for Management of a Company Limited by Shares

INTERPRETATION

[illegible]

SHARE CAPITAL

[illegible]

SHARE CERTIFICATES

[illegible]

CALLS ON SHARES AND FORFEITURE

[illegible]

TRANSMISSION OF SHARES

[illegible]

ALTERATION OF SHARE CAPITAL

[illegible]

PURCHASE OF OWN SHARES

[illegible]

GENERAL MEETINGS

[illegible]

NOTICE OF GENERAL MEETINGS

[illegible]

PROCEEDINGS AT GENERAL MEETINGS

[illegible]

VOTES OF MEMBERS

[illegible]

NUMBER OF DIRECTORS

[illegible]

ALTERNATE DIRECTORS

[illegible]

[illegible]

POWERS OF DIRECTORS

[illegible]

DELEGATION OF DIRECTORS' POWERS

[illegible]

APPOINTMENT AND RETIREMENT OF DIRECTORS

[illegible]

DISQUALIFICATION AND REMOVAL OF DIRECTORS

[illegible]

REMUNERATION OF DIRECTORS

[illegible]

DIRECTORS' EXPENSES

[illegible]

DIRECTORS' APPOINTMENTS AND INTERESTS

[illegible]

DIRECTORS' GRATUITIES AND PENSIONS

[illegible]

PROCEEDINGS OF DIRECTORS

[illegible]

SECRETARY

[illegible]

MINUTES

[illegible]

THE SEAL

[illegible]

[illegible]

102. [illegible]

103. [illegible]

104. [illegible]

105. [illegible]

106. [illegible]

107. [illegible]

108. [illegible]

ACCOUNTS

109. [illegible]

CAPITALISATION OF PROFITS

110. The Company may [illegible]

(a) [illegible]

(b) [illegible]

(c) [illegible]

(d) [illegible]

NOTICES

111. [illegible]

112. The Company may [illegible]

113. [illegible]

114. [illegible]

115. [illegible]

116. [illegible]

117. [illegible]

118. [illegible]


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 1651728

The Registrar of Companies for England and Wales hereby certifies that

INSTINET CHI-X LIMITED

having by special resolution changed its name, is now incorporated under the name of

CHI-X EUROPE LIMITED

Given at Companies House, London, the 20th July 2007


REGISTRAR OF COMPANIES
FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House

— for the record —

THE COMPANIES ACTS 1985 TO 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

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CHI-X EUROPE LIMITED



Macfarlanes LLP
20 Cursitor Street
London EC4A 1LT

CONTENTS

THE COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

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CHI-X EUROPE LIMITED

(adopted by written resolution passed on 2012)

1 The Company's articles of association

1.1 The Company's articles of association (the "**articles**") comprise:

1.1.1 the model articles of association for private companies contained in Schedule 1 to The Companies (Model Articles) Regulations 2008 ("**Model Articles**") as in force at the date of adoption of these Articles, subject as expressly excluded or modified by (or to the extent inconsistent with) the following articles; and

1.1.2 the following articles ("**these Articles**");

to the exclusion of all previous articles, including any regulations formerly known as Table A and any provisions incorporated from the Company's memorandum of association.

1.2 In these Articles, reference to a numbered Model Article is to the article with that number in the Model Articles and reference to a numbered Article is to the article with that number in these Articles.

2 Definitions and Interpretation

2.1 In these Articles, terms defined in Model Article 1 have the same meanings when used in these Articles (except where the context otherwise requires) and the following words and expressions have the following meanings:

Act: the Companies Act 2006;

Conflict Situation: a situation in which a director has, or can have, a direct or indirect interest that conflicts, or may possibly conflict, with the interests of the Company, including in relation to the exploitation of any property, information or opportunity and regardless of whether the Company could take advantage of the property, information or opportunity itself, but excluding a situation which could not reasonably be regarded as likely to give rise to a conflict of interest;

Controlling Shareholder: the holder or holders, for the time being of more than one half in nominal value of the issued ordinary share capital of the Company (including, for the avoidance of doubt, any holder of the whole of the issued ordinary share capital of the Company); and

member: a shareholder.

2.2 Except as expressly provided otherwise in these Articles, or where expressly defined in Model Article 1, words or expressions contained in the Model Articles and in these Articles bear the same meaning as in the Act. The last paragraph of Model Article 1 (beginning "Unless the context otherwise requires") shall not apply.

2.3 In the Model Articles and in these Articles, except in Article 1.1 or as expressly provided otherwise in these Articles, any reference to any statute, statutory provision or subordinate legislation (**"Legislation"**) includes a reference to that Legislation as from time to time amended or re-enacted (whether with or without modification).

2.4 For the purposes of the articles, **"clear days"** in relation to a period of notice excludes the day on which the notice is treated as given and the day of the meeting or other matter for which the notice is given and Model Article 41(5) shall apply as if the following words were deleted: "(that is, excluding the date of the adjourned meeting and the day on which the notice is given)–".

3 Company name

The name of the Company may be changed by:

3.1 special resolution of the members; or

3.2 otherwise in accordance with the Act.

4 Unanimous decisions of directors

4.1 Model Article 8(2) shall apply as if the words "copies of which have been signed by each eligible director" were deleted and replaced with the words "of which each eligible director has signed one or more copies".

4.2 References in Model Article 8 to eligible directors mean directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting excluding, in respect of the authorisation of a Conflict Situation, the director subject to that Conflict Situation. Model Article 8(3) shall not apply.

5 Quorum for directors' meetings

5.1 The quorum for directors' meetings may be fixed from time to time by a decision of the directors but, except as set out in Articles 5.2 and 5.3, it must never be less than two, and unless otherwise fixed it is two. Model Article 11(2) shall not apply.

5.2 At any time when there is only one director in office, the quorum for directors' meetings will be that one director (without prejudice to the powers of the sole director to take decisions without a meeting, as provided in Model Article 7(2)).

6 Chairman

The directors participating at a meeting of directors may appoint one of their number to act as Chairman. The Chairman shall not have a casting vote. Model Articles 12 and 13 shall not apply.

7 Conflicts of interest - Directors' authorisation, voting and counting in the quorum

7.1 If a Conflict Situation arises, the directors may authorise it for the purposes of section 175(4)(b) of the Act by a resolution of the directors made in accordance with that section and these Articles. At the time of the authorisation, or at any time afterwards, the directors may impose any limitations or conditions or grant the authority subject to such terms which (in each case) they consider appropriate and reasonable in all the circumstances. Any authorisation may be revoked or varied at any time at the discretion of the directors.

7.2 For the purposes of any directors' meeting (or part of a meeting) at which it is proposed to authorise a Conflict Situation in respect of one or more directors, if there is only one director in office other than the director or directors subject to the Conflict Situation, the quorum for such meeting (or part of a meeting) shall be that one director.

7.3 Except as otherwise specified in these Articles or the Companies Acts, and subject to any limitations, conditions or terms attaching to any authorisation given by the directors for the purposes of section 175(4)(b) of the Act, a director may vote on, and be counted in the quorum in relation to, any resolution relating to a matter in which:

7.3.1 he is in a Conflict Situation; and

7.3.2 he has, or can have a conflict of interest arising in relation to an existing or a proposed transaction or arrangement with the Company.

7.4 Model Article 14 shall not apply.

8 Appointing and removing directors

The Controlling Shareholder shall have the right at any time and from time to time to appoint one or more persons to be a director or directors of the Company. Any such appointment shall be effected by notice in writing to the Company, or to a meeting of its directors, including a meeting which until such appointment would not be quorate, by the Controlling Shareholder and the Controlling Shareholder may in like manner at any time and from time to time remove from office any director (whether or not appointed by it pursuant to this Article).

9 Termination of director's appointment

In addition to the circumstances set out in Model Article 18, a person also ceases to be a director if he is removed from office pursuant to Article 8.

10 Directors' remuneration and other benefits

10.1 A director may undertake any services for the Company that the directors decide.

10.2 A director is entitled to such remuneration as the directors decide:

10.2.1 for his services to the Company as director; and

10.2.2 for any other services which he undertakes for the Company.

10.3 Subject to the articles, a director's remuneration may:

10.3.1 take any form; and

10.3.2 include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

10.4 Unless the directors decide otherwise, no director is accountable to the Company for any remuneration or other benefit which he receives as a director or other officer or employee of, or for services provided to, any of the Company's subsidiary undertakings or of any parent undertaking of the Company from time to time or of any other body corporate in which the Company or any such parent undertaking is interested, including subsidiary undertakings of the parent undertaking of the Company.

10.5 Model Article 19 shall not apply.

11 Share capital

11.1 The share capital of the Company at the date of adoption of these Articles comprises ordinary shares of £1 each

11.2 No shares in the capital of the Company shall be issued with rights as regards voting, or the payment of dividends, or the return of capital which rank in priority to the ordinary shares in the Company, or which carry any right of redemption at the option of the holder. Model Article 22 shall not apply.

12 Payment for shares

12.1 No share shall be issued other than for a subscription price decided by the directors (subject to the Act).

12.2 If so decided by the directors, the subscription price need not be paid in full at the time of issue of a share, but any amount not paid at the time of issue shall be paid:

12.2.1 subject as the directors may decide prior to issue, on demand by the directors; or

12.2.2 on demand by a liquidator of the Company.

12.3 The Company may, if so decided by the directors, make arrangements on the issue of shares for a difference between shareholders in the amounts and times of payment of calls on their shares.

12.4 Model Article 21 shall not apply.

13 Joint holders of shares

13.1 Where two or more persons are registered as the holders of any share, they shall be deemed to hold the share as joint tenants with benefit of survivorship except that:

13.1.1 the maximum number of persons who may be registered as joint holders of any share is four; and

13.1.2 the joint holders of any share shall be liable, severally as well as jointly, in respect of all payments which are to be made in respect of such share.

13.2 Any one of joint holders may give valid receipts or waivers in respect of any dividend, bonus, return of capital or other money payable in respect of a share on behalf of all the joint holders and Model Article 35 shall apply subject to this Article.

13.3 Only the person whose name stands first in the register as one of the joint holders of any share shall be entitled to delivery of the certificate relating to such share (if that share is held in certificated form), or to receive documents and information from the Company in respect of that share. Any document or information given or made available to such person shall be deemed to be given or made available to all the joint holders.

13.4 Any one of the joint holders of any share for the time being conferring a right to vote may vote in respect of the share, or may appoint a proxy or representative to vote in respect of the share, as if he were the sole holder, provided that:

13.4.1 if, at a meeting, more than one of the joint holders, or their proxy or representative, seeks to vote in respect of the share, only the vote cast by the holder (or the proxy or representative of the holder) whose name stands first among them in the register in respect of that share shall be counted; and

13.4.2 on a written resolution, agreement may be signified by any of the joint holders and, once given, such agreement shall have effect notwithstanding any objection by any other joint holder.

13.5 Anything to be agreed, specified or done by a holder of a share may, in the case of a share held by more than one holder, be validly agreed, specified or done by any one of the joint holders of such share, subject as expressly provided in the articles.

14 Issue of new shares

14.1 The Company has the power to allot and issue shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company pursuant to those rights.

14.2 At any time when there is a single Controlling Shareholder, the directors may only exercise the power of the Company to allot shares or to grant rights to subscribe for, or to convert any security into, shares in favour of that Controlling Shareholder or some other person expressly approved by the Controlling Shareholder in writing. The powers of the directors pursuant to section 550 of the Act shall be limited accordingly.

14.3 The provisions of sections 561 and 562 of the Act shall not apply to the Company.

15 Transfer of shares

15.1 The directors shall register any transfer of shares made with the express written consent of the Controlling Shareholder.

15.2 Subject to Article 15.1, the directors may, in their absolute discretion, refuse to register the transfer of any share, and if they do so, the instrument of transfer must be returned to the transferee with the notice of refusal unless they suspect that the proposed transfer may be fraudulent. Model Article 26(5) shall not apply.

16 Procedure for declaring dividends

16.1 Except as otherwise provided by the rights attached to any shares from time to time, all dividends shall be paid to the holders of shares in proportion to the numbers of shares on which the dividend is paid held by them respectively.

16.2 Model Article 30(4) shall apply as if the words "the terms on which shares are issued" were deleted and replaced with the words "the rights attached to shares".

17 No interest on distributions

Model Article 32(a) shall apply as if the words "the terms on which the share was issued" were deleted and replaced with the words "the rights attached to the share".

18 Attendance and quorum at general meetings

18.1 Model Article 37(4) shall apply with the word "persons" substituted for the word "members".

18.2 Section 318 of the Act shall apply to determine the quorum required at a general meeting of the Company.

18.3 For the avoidance of doubt, if a quorum ceases to be present at a general meeting, no further business shall be transacted whilst the quorum is not present, but without prejudice to business transacted whilst the quorum was present or once the quorum returns.

19 Voting rights

19.1 On any resolution, whether at a meeting, on a poll or by written resolution, each member shall be entitled to one vote for every share held by him (subject as provided in the articles in respect of joint holders).

20 Communications

20.1 Subject as expressly provided in the articles, the company communications provisions (as defined in the Act) shall apply to any document or information authorised or required to be sent or supplied by the Company to any member or director or other person, or by any member or director or other person to the Company or by any member or director or other person to any other member or director or other person in each case for the purposes of the articles as they do to documents or information authorised or required to be sent or supplied by or to a company pursuant to the Companies Acts, subject as follows.

20.1.1 the provisions of section 1168 of the Act (Hard copy and electronic form and related expressions) shall apply as if the words "and the articles" were inserted after the words "the Companies Acts" in sections 1168(1) and 1168(7); and

20.1.2 section 1147 of the Act (Deemed delivery of documents and information) shall apply as if:

20.1.2.1 in section 1147(2) the words "or by airmail (whether in hard copy or electronic form) to an address outside the United Kingdom" were inserted after the words "in the United Kingdom" and the words "48 hours after its was posted" were replaced with the words "on the second working day after the date of posting where sent from the United Kingdom to an address in the United Kingdom by first class pre-paid inland post and on the fourth working day after the date of posting where sent by airmail";

20.1.2.2 in section 1147(3) the words "48 hours after it was sent" were deleted and replaced with the words "when sent, notwithstanding that the Company may be aware of the failure in delivery of such document or information."; and

20.1.2.3 section 1147(5) were replaced with the following:

"Where the document or information is sent or supplied by hand (whether in hard copy or electronic form) and the Company is able to show that it was properly addressed and sent at the cost of the Company, it is deemed to have been received by the intended recipient when delivered to the relevant address."; and

20.1.3 proof that a document or information sent by electronic means was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the document or information was properly addressed as required by section 1147(3) of the Act and that the document or information was sent or supplied.

20.2 Notice of a meeting of directors may be given to a director orally, or in any manner in which he has indicated he is willing to receive such notice.

20.3 Model Article 48 shall not apply.

21 Company seals

Model Article 49(4)(b) shall not apply.

22 Indemnities, insurance and funding of defence proceedings

22.1 This Article 23 shall have effect, and any indemnity provided by or pursuant to it shall apply, only to the extent permitted by, and subject to the restrictions of, the Act. It does not allow for or provide (to any extent) an indemnity which is more extensive than is permitted by the Act and any such indemnity is limited accordingly. This Article 23 is also without prejudice to any indemnity to which any person may otherwise be entitled.

22.2 The Company may indemnify every person who is a director or other officer (other than an auditor) of the Company out of the assets of the Company from and against any loss, liability or expense incurred by him or them in relation to the Company.

22.3 The Company may indemnify any person who is a director of a company that is a trustee of an occupational pension scheme (as defined in section 235(6) of the Act) out of the assets of the Company from and against any loss, liability or expense incurred by him or them in connection with such company's activities as trustee of the scheme.

22.4 The directors may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a director or other officer of the Company or of any associated company (as defined in section 256 of the Act) of the Company or a trustee of any pension fund or employee benefits trust for the benefit of any employee of the Company or of any associated company.

22.5 The directors may, subject to the provisions of the Act, exercise the powers conferred on them by sections 205 and 206 of the Act to:

22.5.1 provide funds to meet expenditure incurred or to be incurred in defending any proceedings, investigation or action referred to in those sections or in connection with an application for relief referred to in section 205; or

22.5.2 take any action to enable such expenditure not to be incurred.

22.6 Model Articles 52 and 53 shall not apply.

23 Limited liability

The liability of the members of the Company is limited to the amount for the time being (if any) unpaid of the shares held by them.

Registered No. 01651728

The Companies Acts 1985 and 1989

PRIVATE COMPANY LIMITED BY SHARES

Memorandum of Association

(as amended by resolution in writing passed on 17 December 2007)

- of -

CHI-X EUROPE LIMITED

1 The name of the company is "CHI-X EUROPE LIMITED"*.

2 The registered office of the Company will be in England and Wales.

3** The objects for which the Company is established are:

3.1 (a) To carry on the business of a Broker Dealer as a Limited Corporate Member of The Stock Exchange and as ancillary thereto to do all or any of the things and matters hereinafter specified.

(b) To supply services, information and assistance to providers or users of information and order-processing networks useful in or in connection with the Company's business.

(c) To carry on any other trade or business which may be capable of being conveniently carried on in connection with the objects specified in sub-clause (a) hereof or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(d) To act as the holding and co-ordinating company of the group of companies of which the Company may from time to time be the holding company.

3.2 To form, promote, subsidise and assist companies, syndicates or other bodies of all kinds and to issue, place, underwrite or guarantee the subscription of, subscribe for, acquire or sell any shares, stocks, bonds, options, debentures, debenture stock or other capital or securities or obligations of any such companies, syndicates or other bodies, or to pay commission to and remunerate any person or company for services rendered in issuing, placing, underwriting, guaranteeing, subscribing, acquiring or selling as aforesaid.

3.3 To enter into, carry on and participate in financial transactions and operations of all kinds and to take any steps which may be considered expedient for carrying into effect such transactions and operations.

3.4 To invest or deal with any of the monies of the Company not immediately required for its operations in such manner with or without security and whether at home or abroad as the Company may think fit.

* Incorporated as de Zoete & Bevan (Financial Futures) Limited on 15 July 1982. Name changed to Thamesway Investment Services Limited on 8 September 1987, to Instinet Investment Services Limited on 1 January 1985, to Instinet Chi-X Limited on 21 March 2006 and to Chi-X Europe Limited on 20 July 2007.

** Clause 3 adopted by written resolution passed on 15 May 2006.

3.5 To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, reciprocal concessions or otherwise with any person, firm, company or other body of any kind for the purpose of carrying on business from which the Company would or might derive any benefit whether direct or indirect.

3.6 To purchase or otherwise acquire and undertake all or any part of the business, property, liabilities and transactions of any person, firm, company or other body of any kind, and to establish or promote or join in the establishment or promotion of any other company whose objects shall include the objects of the Company or the promotion of which shall be calculated to advance its interests and to acquire and hold any shares, securities or obligations of any such company.

3.7 To purchase or otherwise acquire any patents, *brevets d'invention*, licences, concessions, copyrights, trade marks, designs, rights of agency or distributorship and the like, conferring any exclusive or non-exclusive or limited right, or any secret or other information as to any state of affairs, individual, firm, company or other body, or invention, process development or the like which may seem to the Company capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, to use, exercise, develop, grant licences in respect of or otherwise turn to account any of the same and with a view to the working and development of the same to carry on any business whatsoever which the Company may think calculated directly or indirectly to achieve these objects and to apply for, registered or by other means protect, prolong and renew whether in the United Kingdom or elsewhere any of the same.

3.8 To purchase, take on lease or in exchange, hire or otherwise acquire and hold for any estate or interest and manage any lands, buildings, servitudes, easements, rights, privileges, concessions, machinery, plant, stock-in-trade and any heritable or moveable real or personal property of any kind.

3.9 To develop, work, improve, manage, lease, mortgage, charge, pledge, turn to account or otherwise deal with all or any part of the property of the Company, to surrender or accept surrender of any lease or tenancy or rights, and to sell the property, business or undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for cash or shares, debentures or securities of any other company.

3.10 To construct, erect, maintain, alter, replace or remove any buildings, works, offices, erections, plant, machinery, tools, or equipment as may seem desirable for any of the businesses or in the interests of the Company, and to manufacture, buy, sell and generally deal in any plant, tools, machinery, goods or things of any description which may be conveniently dealt with in connection with any of the Company's objects.

3.11 To manage and conduct the affairs of any companies, firms and persons carrying on business of any kind whatsoever, and in any part of the world.

3.12 To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and, if the Company thinks fit, charged upon all or any of the Company's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.

3.13 To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights present and future and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any monies whatsoever by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary (both as defined by section 736 of the Companies Act 1985) of the Company or of the Company's holding company or is controlled by the same person or persons as control the Company or is otherwise associated with the Company in its business.

3.14 To grant indemnities of every description and to undertake obligations of every description.

3.15 To make, draw, accept, indorse and negotiate bills of exchange or other negotiable instruments and to receive money on deposit or loan.

3.16 To pay all or any expenses incurred in connection with the formation and promotion and incorporation of the Company and to pay commission to and remunerate any person or company for services rendered in underwriting or placing, or assisting to underwrite or place, any of the shares in the Company's capital or any debentures or other security of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

3.17 To pay for any property or rights acquired by the Company or to remunerate any person, firm or company rendering services to the Company either in cash or in kind or fully paid-up shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another and generally on such terms as may be determined but so that any shares shall be issued only if they are fully paid or credited as fully paid on or before allotment.

3.18 To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company, either in cash, by instalments or otherwise, or in fully paid-up shares of any company or corporation, with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages or other securities or any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Company may determine.

3.19 To make loans or give credit on such terms as may seem expedient with or without security to such persons, firms, companies, syndicates or other bodies of all kinds and in such cases (and in the case of loans either of cash or of other assets) as the Company may think fit.

3.20 To distribute among the members in specie any property of the Company or any proceeds of sale, disposal or realisation of any property of the Company but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

3.21 To amalgamate with any other company whose objects are or include objects similar to those of the Company and on any terms whatsoever.

3.22 To procure the Company to be registered or recognised in any country or place abroad.

3.23 To obtain any order or Act of Parliament or of any authority or agency existing from time to time by virtue of statutory powers in this country or in any other State for enabling the Company to carry any of its objects into effect, or for effecting any modifications of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceeding or application which may seem calculated, directly or indirectly, to prejudice the Company's interests.

3.24 To enter into any arrangements with any government or with any authority or agency existing from time to time by virtue of statutory powers, as may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, orders, rights, privileges and concessions.

3.25 To appoint any person or persons, firm or firms, company or companies to be the attorney or agent of the Company and to act as agents, managers, secretaries, contractors or in similar capacity.

3.26 To establish and maintain or procure the establishment and maintenance of contributory or non-contributory pension or superannuation funds for the benefit of the persons referred to below, to grant emoluments, pensions, allowances, donations, gratuities and bonuses to such persons and to make payments for or towards insurance on the life or lives of such persons; to establish, subsidise, subscribe to or otherwise support any institution, association, society, club, other establishment or fund, the support of which may, in the opinion of the Company, be calculated directly or indirectly to benefit the Company or any such persons, or which may be connected with any place where the Company carries on business; to institute and maintain any profit-sharing scheme calculated to advance the interests of the Company or such persons; the said persons are any persons who are or were at any time in the employment or service of the Company or its predecessor in business or of any company which is or has been the holding company or a subsidiary (both as defined by section 736 Companies Act 1985) of the Company or of the Company's holding company or who are or were at any time directors or officers of the Company or of such other company as aforesaid, and the spouses, widows, widowers, families or dependents of any such persons.

3.27 To subscribe or guarantee money for or organise or assist any charitable, benevolent, public, general, political or useful object or for any exhibition or for any persons which or who may be considered likely directly or indirectly to further the objects of the Company or the interests of its shareholders.

3.28 To take, make, execute, enter into, commence, carry on, prosecute or defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements and schemes, and to do all other acts, matters and things which shall at any time appear conducive to or expedient for the advantage or protection of the Company.

3.29 To do all or any of the above things in any part of the world and either as principals, agents, contractors, trustees, or otherwise, and either alone or in conjunction with others.

3.30 To do all such acts or things as are incidental or conducive to the attainment of the above objects or any of them.

It is hereby declared that:

(a) the word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere, and whether now existing or hereafter to be formed; and

(b) the objects set forth in each sub-clause of this Clause shall not be restrictively construed but the widest interpretation shall be given thereto and they shall not, except where the context expressly so requires, be in any way limited or restricted by application of the *ejusdem generis* rule or by reference to or inference from any other object or objects set forth in such sub-clause or from the terms of any other sub-clause or by the name of the Company; none of such sub-clauses or the object or objects therein specified or the powers thereby conferred shall be deemed subsidiary or ancillary to the objects or powers mentioned in any other sub-clause, but the Company shall have full power to exercise all or any of the objects conferred by and provided in each of the said sub-clauses as if each sub-clause contained the objects of a separate company.

4 The liability of the members is limited.

5 The share capital of the Company is £43,697,442 divided into 11,697,442 Class A Shares, 30,000,000 Class B Shares and 2,000,000 Class C Shares of £1 each.***

*** Authorised share capital increased by written resolution passed on 17 December 2007.

We, the several persons whose name and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBCRIBERS	No. of Shares taken by each Subscriber
P. F. J. RENDELL 25, FINSBURY CIRCUS LONDON, EC2M 7EE. STOCKBROKER	ONE
D.C.CULHANE 25, FINSBURY CIRCUS LONDON, EC2M 7EE. STOCKBROKER	ONE

DATED this 25th day of May 1982

WITNESS to the above Signatures:-

George Herbert Davis,

25, Finsbury Circus,

London, EC2M 7EE.

Stockbroker

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:59 PM 09/17/2012
FILED 01:59 PM 09/17/2012
SRV 121038520 - 5216542 FILE

CERTIFICATE OF INCORPORATION

OF

BATS FX, INC.

FIRST: The name of the corporation is BATS FX, Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("Delaware Law") as the same exists or may hereafter be amended.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator of the Corporation is:

Name	Mailing Address
Greg Steinberg	BATS Exchange, Inc. 8050 Marshall Drive, Suite 120 Lenexa, Kansas 66214

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted under Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation on this 17th day of September, 2012.



Greg Steinberg
Incorporator

BYLAWS

OF

BATS FX, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders for the purposes of electing directors and for the transaction of such other business as may come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors.

2.4. Notice of Meeting. Written notice stating the place, if any, day and hour of the meeting of stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of an adjournment need be given if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice if waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open to the examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum; Voting. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the corporation held by such stockholder. Any share of capital stock held by the corporation shall have no voting rights. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, in all matters other than the election of directors, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in the President's absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by the stockholder's duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his or her name. Shares standing in the name of a fiduciary may be voted by the fiduciary, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his or her proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(e) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, the individual's vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.12. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.13. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers; Number; Election. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be one (1) or such other specific number as may be designated from time to time by resolution of the Board of Directors. Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his or her successor shall have been qualified and elected, or until his or her prior death, resignation or removal. Any director or the entire Board of Directors may be removed from office, with or without cause, at any time by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his or her written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by facsimile, e-mail or other electronic means, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in the President's absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which the director is a member at which action on any corporate matter is taken unless the director's dissent shall be entered in the minutes of the meeting or unless the director shall file a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission setting forth the action so taken, and the writing or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his or her successor shall have been duly elected or until his or her prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. The President shall, when present, preside at all meetings of the stockholders and of the Board of Directors. The President shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as the President shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. The President shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments, of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, the President may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in the President's place and stead. In general the President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his or her death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his or her authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of

Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his or her stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which such person is so appointed to be an assistant, or as to which such person is so appointed to act, excerpt as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of an on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if the President is present, or in the President's absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in the President's absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by its corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.6.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged by such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares are presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

GENERAL PROVISIONS

7.1. Seal. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

7.2. Fiscal Year. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

7.3. Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the corporation shall be signed, endorsed or accepted in the name of the corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

7.4. Dividends. Subject to applicable law and the certificate of incorporation, dividends upon the shares of capital stock of the corporation may be declared by the Board of Directors ay any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the corporation's capital stock, unless otherwise provided by applicable law or the certificate of incorporation.

ARTICLE VIII.

AMENDMENTS

8.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of net less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

8.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no bylaw adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BLUE MERGER SUB INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2013, AT 3:39 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE
1776
1976



Jeffrey W. Bullock, Secretary of State

5385749 8100

AUTHENTICATION: 0684783

131016615

DATE: 08-22-13

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:34 PM 08/22/2013
FILED 03:39 PM 08/22/2013
SRV 131016615 - 5385749 FILE

CERTIFICATE OF INCORPORATION

OF

BLUE MERGER SUB INC.

FIRST: The name of the corporation is Blue Merger Sub Inc. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved

in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 22nd day of August, 2013.



Malik M. Khalil
Incorporator

BYLAWS

OF

BLUE MERGER SUB INC.

*****

ARTICLE 1
OFFICES

Section 1.01. *Registered Office*. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices*. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books*. The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings*. All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings*. Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law"), an annual meeting of stockholders, commencing with the year 2014, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a

quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting.* (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent.* (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than one. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of one director. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to any of the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Vice Presidents, a Treasurer, or one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends.* Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year.* The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "DELTA MERGER SUB LLC", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2013, AT 3:44 O'CLOCK P.M.

5385750 8100

131016625





Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 0684790

DATE: 08-22-13

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:34 PM 08/22/2013
FILED 03:44 PM 08/22/2013
SRV 131016625 - 5385750 FILE

CERTIFICATE OF FORMATION

OF

DELTA MERGER SUB LLC

This Certificate of Formation of Delta Merger Sub LLC (the "**Company**") is being duly executed and filed by Malik M. Khalil, as an authorized person, to form a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act (6 *Del. C.* §18-201, *et seq.*).

FIRST: The name of the limited liability company formed hereby is Delta Merger Sub LLC.

SECOND: The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

THIRD: The name and address of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 22nd day of August, 2013.



Malik M. Khalil
Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT
OF
DELTA MERGER SUB LLC

This Limited Liability Company Agreement (this "**Agreement**") of Delta Merger Sub LLC is entered into by BATS Global Markets Holdings, Inc. ("**Parent**"), as the sole member (Parent and any other person who, at such time, is admitted to the Company (as defined below) as a member in accordance with the terms of this Agreement, being a "**Member**").

The Member, by execution of this Agreement, hereby forms a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (6 *Del.C.* §18-101, *et seq.*), as amended from time to time (the "**Act**"), and hereby agrees as follows:

1. *Name.* The name of the limited liability company formed hereby is Delta Merger Sub LLC (the "**Company**").

2. *Filing of Certificates.* The Member, as an authorized person, within the meaning of the Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates required or permitted by the Act to be filed in the Office of the Secretary of State of the State of Delaware and any other certificates, notices or documents required or permitted by law for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

3. *Purposes.* The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act.

4. *Powers.* In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have and may exercise all the powers now or hereafter conferred by Delaware law on limited liability companies formed under the Act. The Company shall have the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or for the protection and benefit of the Company, and shall have, without limitation, any and all of the powers that may be exercised on behalf of the Company by the Member.

5. *Principal Business Office.* The principal business office of the Company shall be located at such location as may hereafter be determined by the Member.

6. *Registered Office; Registered Agent.* The address of the registered office and the name and address of the registered agent of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

7. *Member*. The name and the mailing address of the Member are as follows:

Name	Address
BATS Global Markets Holdings, Inc.	8050 Marshall Dr., Suite 120 Lenexa, KS 66214

8. *Limited Liability*. Except as required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

9. *Capital Contributions*. The Member is deemed admitted as the member of the Company upon its execution and delivery of this Agreement. The Member may, but is not obligated to make any capital contribution to the Company.

10. *Allocation of Profits and Losses*. The Company's profits and losses shall be allocated solely to the Member.

11. *Distributions*. Subject to the limitations of Section 18-607 of the Act and any other applicable law, distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.

12. *Management*. In accordance with Section 18-402 of the Act, management of the Company shall be vested in the Member. The Member shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Delaware. The Member has the authority to bind the Company.

13. *Officers*. The Member may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "**Officers**") and assign titles (including, without limitation, President, Vice President, Secretary, and Treasurer) to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 13 may be revoked at any time by the Member. An Officer may be removed with or without cause by the Member.

14. *Other Business*. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with

others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

15. *Exculpation and Indemnification.* (a) To the fullest extent permitted by the laws of the State of Delaware and except in the case of bad faith, gross negligence or willful misconduct, no Member or Officer shall be liable to the Company or any other Member for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Member or Officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer by this Agreement.

(b) Except in the case of bad faith, gross negligence or willful misconduct, each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a Member or Officer, shall be indemnified and held harmless by the Company to the fullest extent permitted by the laws of the State of Delaware for directors and officers of corporations organized under the laws of the State of Delaware. Any indemnity under this Section 15 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof.

16. *Assignments.* The Member may at any time assign in whole or in part its limited liability company interest in the Company. If the Member transfers all of its interest in the Company pursuant to this Section 16, the transferee shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the transfer, and, immediately following such admission, the transferor Member shall cease to be a member of the Company.

17. *Resignation.* The Member may at any time resign from the Company. If the Member resigns pursuant to this Section 17, an additional Member shall be admitted to the Company, subject to Section 18 hereof, upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the resignation, and, immediately following such admission, the resigning Member shall cease to be a member of the Company.

18. *Admission of Additional Members.* One or more additional members of the Company may be admitted to the Company with the written consent of the Member.

19. *Dissolution.* (a) The Company shall dissolve and its affairs shall be wound up upon the first to occur of: (i) the written consent of the Member or (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

(b) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets or proceeds from the sale of the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act.

20. *Separability of Provisions.* If any provision of this Agreement or the application thereof is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable to any extent, the remainder of this Agreement and the application of such provisions shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

21. *Entire Agreement.* This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof.

22. *Governing Law.* This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles).

23. *Amendments.* This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Member.

24. *Sole Benefit of Member.* The provisions of this Agreement are intended solely to benefit the Member and, to the fullest extent permitted by applicable law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor shall be a third-party beneficiary of this Agreement), and the Member shall have no duty or obligation to any creditor of the Company to make any contributions or payments to the Company.

25. *Effectiveness.* This Agreement shall become effective when the Member shall have executed and delivered the Agreement to the Company.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the 22nd day of August, 2013.

BATS GLOBAL MARKETS HOLDINGS, INC.

By: 
Name: JOE RATTERMAN
Title: PRESIDENT

[*Signature Page to LLC Agreement*]

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. EDGX Exchange, Inc., an affiliate of EDGA Exchange, Inc., filed, at the same time as this filing, financial statements for the year ended December 31, 2013 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

2. For the financial statements of Direct Edge, Inc. the parent of EDGA Exchange Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

3. For the financial statements of Direct Edge Holdings LLC, the parent of Direct Edge, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

4. For the financial statements of Direct Edge ECN LLC d/b/a DE Route, an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

5. For the financial statements of BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

6. For the financial statements of BATS Trading, Inc., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

7. For the financial statements of BATS Exchange, Inc., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

8. For the financial statements of BATS Y-Exchange, Inc., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

9. For the financial statements of BATS FX, Inc., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

10. For the financial statements of Omicron Intermediate Holdings Corp., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

11. For the financial statements of Omicron Holdings Corp., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

12. For the financial statements of Omicron Acquisition Corp., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

13. For the financial statements of BATS Trading Limited, an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

14. For the financial statements of Chi-X Europe Limited, an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

Direct Edge ECN LLC
d/b/a DE Route

Financial Statements and
Supplementary Schedules Pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934
December 31, 2013
(Confidential treatment requested)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd.
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derick Shupe 913-815-7189
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen Badach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Edge ECN LLC d/b/a DE Route, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROWENA B BASALATAN
My Commission Expires
August 5, 2018

Signature

Chief Financial Officer

Title

Rowena B. Basalatan

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Direct Edge ECN LLC d/b/a DE Route
Index
December 31, 2013



Independent Auditor's Report

To the Member of
Direct Edge ECN LLC (d/b/a DE Route):

We have audited the accompanying financial statements of Direct Edge ECN LLC, (d/b/a DE Route) ("DE Route"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DE Route at December 31, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



pwc

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2014

Direct Edge ECN LLC d/b/a DE Route
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 5,886,103
Intercompany receivable	4,159,060
Other assets	253,034
Total assets	$ 10,298,197
Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 2,891,913
Intercompany payable	253,628
Total liabilities	3,145,541
Commitments and contingent liabilities (Note 3)	
Member's equity	
Total member's equity	7,152,656
Total liabilities and member's equity	$ 10,298,197

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC d/b/a DE Route
Statement of Operations
Year Ended December 31, 2013

Revenues	
Commissions and fees	$ 60,375,146
Other revenues	8,851
Total revenues	60,383,997
Expenses	
Execution, routing and clearance fees	54,014,590
General, administrative and other	4,128,336
Total expenses	58,142,926
Net income	$ 2,241,071

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC d/b/a DE Route
Statement of Changes in Member's Equity
Year Ended December 31, 2013

	Member's Equity
Balance, December 31, 2012	$ 12,911,585
Distribution to Parent	(8,000,000)
Net income	2,241,071
Balance, December 31, 2013	$ 7,152,656

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC d/b/a DE Route
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 2,241,071
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets	
Intercompany receivable	651,661
Other assets	(253,034)
Increase (decrease) in operating liabilities	
Payable to brokers and dealers	407,758
Intercompany payable	(26,194)
Net cash provided by operating activities	3,021,262
Cash flows from financing activities	
Distribution to Parent	(8,000,000)
Net cash used in financing activities	(8,000,000)
Decrease in cash and cash equivalents	(4,978,738)
Cash and cash equivalents	
Beginning of year	10,864,841
End of year	$ 5,886,103

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Direct Edge ECN, LLC d/b/a DE Route (the "Company"), a Delaware limited liability company, operates as a routing broker-dealer for its affiliate stock exchanges, EDGA Exchange Inc ("EDGA") and EDGX Exchange Inc ("EDGX"), collectively the "Exchanges", by sending orders to other market centers for execution in accordance with the Exchanges' member order instructions and requirements. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, Nasdaq Stock Market, New York Stock Exchange, EDGA and EDGX. The Company's sole member is Direct Edge Holdings, LLC (the "Parent").

On August 26, 2013, the Parent announced a definitive merger agreement with BATS Global Markets. As a result of the merger, the former members of the Parent will own 30% of the combined company to be created as a result of the merger. See Footnote 7, Subsequent Events, for further information

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent short-term investments with an original maturity of less than 90 days. The carrying amount of $3,697,370 approximates its fair value due to the short-term nature of these instruments.

Broker Dealer Activities
The Company records revenue earned from the Exchanges for routing orders to other liquidity destinations, and related expenses, including execution, clearance fees and activity remittance fees, on a trade date basis. Any amount receivable at December 31, 2013 is recorded as intercompany receivable.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

General, administrative and other
Included in general, administrative and other is a monthly charge by an affiliate of the Company, Direct Edge Inc ("DEI"), for certain allocated expenses paid by DEI. These expenses include communications, data processing and depreciation which are allocated based on volume of transactions. These expenses also include employee compensation and benefits, professional fees

and other expenses which are allocated based on expenses which specifically relate to the Company.

Income Taxes
The Company does not provide for income taxes in the accompanying financial statements. Under current federal, state and local tax laws, a limited liability company with only one member is disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Company has not made such an election, the Company is disregarded as an entity separate from its owner and is not subject to federal, state, or local income taxes.

3. Commitments and Contingent Liabilities

ASC 460-10, "Guarantees", requires the disclosure of the representations and warranties that the Company enters into which may provide general indemnifications to others. The Company, in its normal course of business, may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company's management expects the risk of loss to be remote.

The Company, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

4. Related Party Transactions

The Company holds an expense sharing agreement with DEI, where DEI charges the Company for overhead expenses including employee compensation and benefits, communication and data processing, depreciation, professional fees, and other.

During 2013, these expenses amounted to:

Communications and data processing	$ 2,950,626
Depreciation	644,211
Professional fees	306,252
Employee compensation and benefits	216,536
Other	10,711
	$ 4,128,336

At December 31, 2013, the amount payable to DEI of $253,628 is included within the intercompany payable balance.

The Company receives revenue from EDGA and from EDGX for routing services performed on behalf of EDGA and EDGX, respectively, based upon such routing and clearing fees. In addition, the Company is also required to pay route fees to EDGA for orders received from EDGX and routed to EDGA and required to pay route fees to EDGX for orders received from EDGA and routed to EDGX. During 2013, commissions and fees earned for routing services performed on behalf of EDGA and EDGX amounted to $33,251,720 and $16,051,452, respectively. During 2013, route fees accrued or paid to EDGA and EDGX amounted to $728,311 and $11,678,164, respectively. In addition, the Company has $8,230,487 of activity remittance fees earned from the Exchanges included in commissions and fees on the Statement of Operations. At December 31, 2013, $4,159,060 is receivable by the Company from EDGA and EDGX for routing services, route fees and activity remittance fees and is included in intercompany receivable on the Statement of Financial Condition.

The Company routes transactions to three member affiliates. These affiliates either rebate or charge fees to the Company for these transactions. During 2013, transaction fees paid or accrued amounted to $184,528 and rebates received or accrued amounted to $1,180,022.

5. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Exchanges. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

6. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2013, the Company had net capital of $2,740,562 which was $2,530,859 in excess of its required net capital of $209,703.

7. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, intercompany receivable and payable and payable to brokers and dealers.

The Company's Level 1 financial instruments represent cash and cash equivalents.

The Company's remaining financial instruments would be characterized as Level 2.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2014, which is the date the Financial Statements were issued and identified the following matter. On January 31, 2014, as discussed in Footnote 1, the Parent received approval from the Securities and Exchange Commission and completed the merger with BATS Global Markets.

Direct Edge ECN LLC d/b/a DE Route
Computation for Net Capital Under SEC Rule 15c3-1
December 31, 2013

Supplementary Schedule I

Computation of Net Capital	
Total member's equity	$ 7,152,656
Nonallowable assets and deductions and charges	
Nonallowable assets	
Intercompany receivable	4,159,060
Other assets	253,034
Tentative net capital	2,740,562
Net capital	$ 2,740,562
Computation of basic net capital requirement	
Aggregate Indebtedness	
Payable to brokers and dealers	$ 2,891,913
Intercompany payable	253,628
Total aggregate indebtedness	$ 3,145,541
Net capital requirement	
(the greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 209,703
Excess net capital	$ 2,530,859
Percentage of aggregate indebtedness to net capital	114.78%

The Company has claimed exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

Exchange Agreements in Progress

Agreement Type	Exchange(s)	Firm Name	Documents / Approval Needed	Notes	MS Rep
Membership	EDGA, EDGX	BMO Capital Markets Corp.	RIO Letters; Service Bureau Agreements; MPID Request Form; Current signed and notarized Form BD; Registration of Authorized Traders and Licensed Principals		TL
Membership	EDGA, EDGX	Chimera Securities, LLC	MPID Transfer of Ownership Form, Service Bureau Agreements (Lightspeed, Sterling, Takion); Registration of Authorized Traders and Licensed Principals		TL
Membership	BZX	Critical Trading, LLC	Current signed and notarized Form BD; Updated Income Statement, Balance Sheet and Net Capital Computation; Registration of Authorized Traders and Licensed Principals		AS
Membership	BZX	FOG Equities, LLC	Under review	Application received 06/20	TL
Membership	BZX, BYX, EDGA, EDGX	Mocho Trading, LLC	Under review	Applications received 06/18 and 06/19	AS
Membership	BZX / OPTIONS	TMT East, LLC	BATS Exchange Membership Application with all supplemental documentation; Attribution Addendum - verification of PITCH or Web attribution; Options Application - Options Member Letter of Guarantee; Options MM Registration Application - FOCUS Report and List Identifying all Accounts; Registration of Authorized Traders and Licensed Principals		TL
RMO	BYX	KCG Americas, LLC	Additional documentation to support the origination and characteristics of the firm's retail order flow		AS
RMO	BYX	PDQ ATS, Inc.	Additional documentation to support the origination and characteristics of the firm's retail order flow		TL
Sponsored Participant	BZX	Hainey Investments Limited	Detailed description from Sponsoring Member of how they will comply with the requirements of SEC Rule 15c3-5 (Risk Management Controls for Brokers or Dealers with Market Access)	Sponsored Participant of Electronic Transaction Clearing, Inc.	AS

Exchange Requests in Progress

Agreement Type	Exchange(s)	Firm Name	Documents / Approval Needed	Notes	MS Rep
Name Change	BZX, BYX, EDGA, EDGX	Mitsubishi UFJ Securities (USA), Inc.	Name change request letter (MUFG)	Name change notification received via WebCRD queue	AS
Name Change	BZX, BYX	Redburn Partners USA, LP	Name change request letter (Redburn (USA), LLC)	Name change notification received via WebCRD queue	TL
Merger	BZX, BYX, EDGA, EDGX	ConvergEx Execution Solutions, LLC / ConvergEx Prime Services, LLC		Anticipated close date - 08/01/2014	TL
Merger	BZX, BYX, EDGA, EDGX	SG Americas Securities, LLC / Newedge USA, LLC		Anticipated close date - 11/01/2014	TL

Exchange Agreements in Progress

Agreement Type	Exchange(s)	Firm Name	Documents / Approval Needed	Notes	MS Rep
Membership	EDGA, EDGX	BMO Capital Markets Corp.	RIO Letters; Service Bureau Agreements; MPID Request Form; Current signed and notarized Form BD; Registration of Authorized Traders and Licensed Principals		TL
Membership	EDGA, EDGX	Chimera Securities, LLC	MPID Transfer of Ownership Form, Service Bureau Agreements (Lightspeed, Sterling, Takion); Registration of Authorized Traders and Licensed Principals		TL
Membership	BZX	Critical Trading, LLC	Current signed and notarized Form BD; Updated Income Statement, Balance Sheet and Net Capital Computation; Registration of Authorized Traders and Licensed Principals		AS
Membership	BZX	FOG Equities, LLC	Under review	Application received 06/20	TL
Membership	BZX, BYX, EDGA, EDGX	Mocho Trading, LLC	Under review	Applications received 06/18 and 06/19	AS
Membership	BZX / OPTIONS	TMT East, LLC	BATS Exchange Membership Application with all supplemental documentation; Attribution Addendum - verification of PITCH or Web attribution; Options Application - Options Member Letter of Guarantee; Options MM Registration Application - FOCUS Report and List identifying all Accounts; Registration of Authorized Traders and Licensed Principals		TL
RMO	BYX	KCG Americas, LLC	Additional documentation to support the origination and characteristics of the firm's retail order flow		AS
RMO	BYX	PDQ ATS, Inc.	Additional documentation to support the origination and characteristics of the firm's retail order flow		TL
Sponsored Participant	BZX	Hainey Investments Limited	Detailed description from Sponsoring Member of how they will comply with the requirements of SEC Rule 15c3-5 (Risk Management Controls for Brokers or Dealers with Market Access)	Sponsored Participant of Electronic Transaction Clearing, Inc.	AS

Exchange Requests in Progress

Agreement Type	Exchange(s)	Firm Name	Documents / Approval Needed	Notes	MS Rep
Name Change	BZX, BYX, EDGA, EDGX	Mitsubishi UFJ Securities (USA), Inc.	Name change request letter (MUFG)	Name change notification received via WebCRD queue	AS
Name Change	BZX, BYX	Redburn Partners USA, LP	Name change request letter (Redburn (USA), LLC)	Name change notification received via WebCRD queue	TL
Merger	BZX, BYX, EDGA, EDGX	ConvergEx Execution Solutions, LLC / ConvergEx Prime Services, LLC		Anticipated close date - 08/01/2014	TL
Merger	BZX, BYX, EDGA, EDGX	SG Americas Securities, LLC / Newedge USA, LLC		Anticipated close date - 11/01/2014	TL

Direct Edge Holdings LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2013

Direct Edge Holdings LLC and Subsidiaries
Index
December 31, 2013

Page(s)



Independent Auditor's Report

To the Members of
Direct Edge Holdings LLC

We have audited the accompanying consolidated financial statements of Direct Edge Holdings LLC, which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statement of operations, consolidated changes in members' equity and cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Direct Edge Holdings LLC at December 31, 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 17, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2013

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	77,700
Receivables from brokers, dealers and clearing organizations		48,485
Fixed assets, at cost, less accumulated depreciation and amortization of $31,253		14,264
Goodwill		34,783
Deferred tax asset		36,546
Intangible assets		1,139
Other assets		3,655
Total assets	$	216,572
Liabilities and Members' Equity		
Liabilities		
Payable to brokers and dealers	$	2,892
Rebates payable		12,954
Activity remittance fees payable		35,151
Loans payable		6,000
Accrued compensation		10,472
Accrued expenses and other liabilities		7,013
Total liabilities	$	74,482
Commitments and contingent liabilities (Note 6)		
Members' equity		
Total members' equity		142,090
Total liabilities and members' equity	$	216,572

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Operations
Year Ended December 31, 2013

(Dollars in thousands)		
Revenues		
Commissions and fees	$	557,425
Market data		51,877
Connectivity and member fees		25,951
Other revenues		40
Total revenues	$	635,293
Expenses		
Rebates		366,108
Execution, routing and clearance fees		157,705
Communications and data processing		26,334
Employee compensation and benefits		31,799
Depreciation and amortization		6,861
Professional fees		15,067
Other		4,887
Total expenses	$	608,761
Net income before taxes	$	26,532
Income taxes		11,712
Net Income	$	14,820

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Changes in Members' Equity
Year Ended December 31, 2013

(Dollars in thousands)		
Balance, December 31, 2012 (as reported)	$	127,621
Adjustment to Members' Equity, January 1, 2012 (see note 9)		(1,859)
Balance, January 1, 2012 (as revised)	$	125,762
Additional paid in capital - stock options		1,508
Net income		14,820
Balance, December 31, 2013	$	142,090

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2013

(Dollars in thousands)		
Cash flows from operating activities		
Net income	$	14,820
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		6,861
Deferred tax asset		3,297
Stock Option amortization		1,508
(Increase) decrease in operating assets		
Receivable from brokers, dealers and clearing organizations		(1,760)
Other assets		3,055
Increase (decrease) in operating liabilities		
Rebates payable		(634)
Accrued compensation		3,637
Payable to brokers and dealers		408
Activity remittance fees payable		(724)
Accrued expenses and other liabilities		3,445
Net cash provided by operating activities	$	33,913
Cash flows from investing activities		
Purchases of fixed assets		(9,231)
Net cash used in investing activities	$	(9,231)
Cash flows from financing activities		
Loan payable		(19,000)
Net cash used in financing activities	$	(19,000)
Increase in cash and cash equivalents	$	5,682
Cash and cash equivalents		
Beginning of year	$	72,018
End of year	$	77,700

SUPPLEMENTAL DISCLOSURES

Cash payments for income taxes, net of refunds, were $2.3 million and for interest was $325 thousand for the year ended December 31, 2013.

The accompanying notes are an integral part of the consolidated financial statements.

1. Organization and Description of the Business

Direct Edge Holdings LLC, (the "Company"), a Delaware limited liability company, is the parent company of two wholly owned operating subsidiaries, Direct Edge ECN, LLC, d/b/a DE Route ("DER") and Direct Edge Inc ("DEI"). The Company has no business operations beyond its status as a holding company.

DEI is the parent company of two wholly owned subsidiaries, EDGA Exchange Inc ("EDGA") and EDGX Exchange Inc ("EDGX"), collectively the "Exchanges". EDGA and EDGX independently operate as national securities exchanges. DEI's operations are limited to facilitating connectivity and member services to both EDGA and EDGX.

DER operates as a routing broker-dealer for the Exchanges, by sending orders to other market centers for execution in accordance with the Exchanges' member order instructions and requirements. DER is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, Nasdaq Stock Market, New York Stock Exchange, EDGA and EDGX.

On August 26, 2013, the Company announced a definitive merger agreement with BATS Global Markets. As a result of the merger, the former members of the Company will own 30% of the combined company to be created as a result of the merger. See Footnote 14, Subsequent Events, for further information.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent short-term investments with an original maturity of less than 90 days and cash. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. As of December 31, 2013 the balance principally consist of short term investments and cash held of $75.5 million.

Broker Dealer and Exchange Activities
Commissions and fees earned and related expenses, including execution and clearance fees and rebates are recorded on a trade date basis. Fees include commissions and fees earned and trade expenses incurred by DER and the Exchanges. The Company pays Section 31 fees to the Securities and Exchange Commission for supervision and regulation of securities markets. This regulatory sales fee is in turn charged to the members of the Exchanges. Any amount receivable at December 31, 2013 is recorded as activity remittance fee receivable.

Market Data Revenue
As members of the Consolidated Tape Association and the Unlisted Trading Privileges plan, the Company earns market data revenue for displaying its quotes and reporting its trades. Revenue is

based on the Company's quote and trade reporting activity. Revenue is recorded for the period transaction data is provided on an accrual basis.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the consolidated Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and Amortization
Furniture and fixtures, computer hardware, software, equipment and intangible assets are being depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the improvements. In accordance with the provisions of subtopic 350 of the FASB Accounting Standards Codification for Intangibles-Goodwill and other ("ASC 350"), the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits incurred from the commencement of the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Goodwill and Intangible Assets
The Company applies the provisions of ASC 350, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Income Taxes
The Company is a Limited Liability Company, and as such, does not file consolidated federal income tax returns. The Company pays state income taxes in select states where business activities require such payments.

DEI is established as a corporation and files a consolidated federal income tax return. For state and local income tax returns, DEI follows state guidelines, filing either a consolidated return, or filing separate returns for DEI and each of its subsidiaries.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the DEI consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not realizable.

The Company has adopted guidance on accounting for uncertainty in income taxes. This guidance describes how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements to determine whether the tax positions meet the "more-likely-than-not" criteria to be sustained by the applicable tax authority. Tax benefits related to positions that do not meet the "more-likely-than-not" threshold would not be recognized in the current year.

The Company policy is to accrue interest and penalties associated with unrecognizable tax benefits in income tax expense in the Statement of Operations, and the corresponding liability in income taxes payable or income taxes receivable, net in the Statement of Financial Condition.

Stock-Based Compensation

Employees of the Company participate in a stock option plan (the "Stock Plan"). The purpose of the Stock Plan is to provide long-term incentive compensation, in the form of the Company's stock-related awards, to employees.

Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over a period of 5 years.

Certain employees of the Company also participate in a phantom stock unit plan ("PSUP"). The PSUP was created to provide a long term incentive to employees who started at an early stage of the Company. No grants have been made under this plan since June, 2010. Terms of the PSUP are such that payment for units granted occurs only upon a change in control, as defined by the plan. Given the contingent nature of the PSUP, expense related to the settlement of units will be recorded only upon a change in control.

In 2011 and 2012, subsequent and related to two extraordinary distributions to members, the Company established Restricted Cash Awards for PSUP unit holders under the terms and conditions of the Restricted Cash Award Agreements. Such awards established deferred cash payment to be paid to each PSUP unit holder pursuant to the terms and conditions of the Restricted Cash Award Agreements.

3. Receivables from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations primarily represents net commissions of $21.8 million, market data receivables of $12.6 million, regulatory sales fee receivable of $10.4 million, and connectivity and member fees receivable of $3.6 million.

4. Goodwill and Intangible Assets

At December 31, 2013, the Company had goodwill of $34.8 million. Goodwill of $11.0 million resulted from the purchase of DER by its initial investor and $23.8 million resulted from the purchase of the ISE on December 23, 2008.

At December 31, 2013, the Company had intangible assets with definitive lives of $1.1 million, net of $336 thousand of amortization. The net intangible assets resulted from the purchase of memberships to the Consolidated Tape Association and Unlisted Trading Privileges plan.

Under ASC 350, goodwill and intangible assets with indefinite lives are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. During 2013, the Company tested the goodwill and intangible assets for impairment based on its assessment of fair value of the reporting unit in comparison to its book value and concluded that there was no impairment.

5. Fixed Assets

(Dollars in thousands)
Fixed assets comprise the following:

Computer software	$	22,999
Computer hardware		13,423
Equipment		1,397
Leasehold improvements		6,255
Furniture and fixtures		1,443
	$	45,517
Less: Accumulated depreciation and amortization		(31,253)
Tota fixed assets	$	14,264

6. Commitments and Contingent Liabilities

The Company and its subsidiaries, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

DEI has an obligation under a sublease agreement for office space with Knight Capital Group ("KCG") extended to 2021 with certain rental increases included within the agreement. Aggregate annual rent for office space at December 31, 2013 is listed below:

(Dollars in thousands)		
2014	$	1,078
2015		1,078
2016		1,097
2017		1,191
2018		1,191
2019 and later years		2,581
	$	8,216

Occupancy expense for 2013 was $1.3 million and is included in other expenses on the Statement of Operations.

The Company has an obligation under a lease agreement for certain hardware extended to 2013. Aggregate annual lease expense for the hardware at December 31, 2013 is listed below:

(Dollars in thousands)		
2014	$	5,279
2015		3,409
2016		2,089
2017		642
	$	11,419

Expenses relating to lease agreements for hardware for 2013 were $6.0 million and included within communication and data processing on the Statement of Operations.

7. Loans and Credit

In December 2012, DEI entered into a credit agreement with the Bank of Montreal. The agreement provides DEI a revolving credit line of up to $50.0 million until December 7, 2015, the date of termination. The Company is a guarantor of this agreement. Terms include the ability for DEI to choose amongst interest rate options, which each have varying repayment and other terms. In addition to the interest assessed on the borrowed amount, an additional fee will be assessed on the unused portion of the $50.0 million available as well as a non-refundable upfront fee of 0.5% on the amount of Commitment at the closing date, regardless of whether any credit is use. Under the conditions of the agreement, the Company must maintain a leverage ratio of under 2:1 and a fixed charge covered ratio of at least 1.3:1. During 2013, interest expense related to the revolver, included in the other expense line on the Statement of Operations, was $355 thousand and is contained in the other expense line on the Statement of Operations. At December 31, 2013, the Company had $6.0 million in loans outstanding, the leverage ratio was .2:1 and the fixed charge ratio was 3:1.

8. Employee Benefit Plans

Employees of DEI are eligible to participate in a 401(k) profit sharing plan (the "Plan"). In July of 2009, the Company became its sole administrator. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each participant, up to certain limits. For 2013, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Plan was approximately $752 thousand.

In August 2010, the Company created a Stock Option Plan, in which employees receive stock units as a portion of their total compensation. Awards vest, with certain restrictions on exercisability, over the earlier of three years or upon a change in control. Subject to vesting, awards are exercisable on the earliest of a change in control, an IPO or five years from the grant date. Awards are no longer exercisable ten years from the grant date, and are canceled if employment is terminated before the end of the relevant vesting period.

The Company measures compensation cost related to the option awards based on the estimated fair value of the Company at the date of grant and utilizing assumptions such as the risk free rate and expected life of the option of 6.75 years to determine the grant price per option. For 2013, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Stock Option Plan was $1.5 million. The following table summarizes share activity during 2013:

	No. of Options	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2012	485,365	$ 16.73
Granted	-	-
Exercised	-	-
Surrendered	(9,941)	17.14
Outstanding at December 31, 2013	475,424	$ 16.72

There is $2.8 million of unamortized compensation related to the unvested awards outstanding at December 31, 2013. The cost of these unvested awards is expected to be recognized over the weighted average remaining life of 1.8 years.

9. Income Taxes

The Company is a multiple-member limited liability company that is treated as a partnership for federal income tax purposes and, accordingly, is not subject to federal and state corporate income taxes. The domestic corporate subsidiaries of the Company, DEI and the Exchanges, are subject to federal, state and local income taxes and will be included in the filing of a consolidated federal income tax return with combined and separate state and local income tax returns being filed.

The Company's provision for income taxes consists of the following:

(Dollars in thousands)	
Current	
Federal	$ 5,947
State	2,468
Total Current Tax	$ 8,415
Deferred	
Federal	$ 2,670
State	627
Total Deferred Tax	$ 3,297
Provision for Income Tax	$ 11,712

The difference between the Company's consolidated effective tax rate of 44% and the U.S. federal statutory tax rate of 35% is primarily due to state and local income taxes net of federal benefit, non-deductible transactions costs and income earned at the partnership level that is not subject to income tax.

DEI has an effective tax rate of 49% and DEH, including DER, has an effective tax rate of 0%.

The Company's deferred tax assets/(liabilities) included in Deferred tax assets on the Statement of Financial Condition are as follows:

(Dollars in thousands)		
Deferred Tax Assets		
Goodwill	$	39,014
Stock Compensation		2,224
Other		1,377
Total Deferred Tax Assets	$	42,615
Deferred Tax Liabilities		
Goodwill	$	(2,569)
Internally developed software		(1,628)
Fixed Assets		(1,872)
Total Deferred Tax Liabilities	$	(6,069)
Net Deferred Tax Asset	$	36,546

Based on its recent history of cumulative earnings, the Company believes that its net deferred tax assets are more likely than not realizable and accordingly has not recorded a valuation allowance. During 2013, the Company revised the members' equity beginning balance to properly reflect the deferred tax balance related to fixed assets. This error was not material to previously issued financial statements.

As for liabilities for uncertain tax positions, the Company had no liabilities at the beginning of 2013 and no liabilities for uncertain tax liabilities at year-end. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company has open tax years for U.S. federal income tax and various state filings for calendar tax years ending 2010 and forward. DEI is currently under examination by the New York State tax authorities for their corporate tax returns for the years ended 2010 through 2012.

10. Related Party Transactions

On July 23, 2007, the Company entered into a Transition Services Agreement ("TSA") with KCG. Under the terms of the agreement, KCG would provide certain technological and administrative services, in addition to facility overhead, to the Company as it transitioned from a wholly-owned subsidiary to a majority-owned subsidiary. The contract remained in effect as the Company transitioned from a majority-owned subsidiary to an independent company. In 2013, expense related to the TSA amounted to $204 thousand which is included in the relevant line items on the consolidated Statement of Operations. In addition to the TSA, the Company holds a sublease agreement for office space with Knight Equity Markets, an affiliate of KCG, which amounted to $1.1 million during 2013 and is included within other expenses on the consolidated Statement of Operations.

Prior to the merger with the ISE LLC, the Company entered into a "Regulatory Services Agreement." The agreement commenced with the close of the acquisition of the ISE by the Company and was terminated in August 2013. Under the terms of the agreement, the ISE LLC would provide certain regulatory oversight services to the ISE Stock Exchange. In November 2010, the Company entered into a "Mutual Services Agreement," under which the ISE and the Company charge each other for mutually provided technological services. During 2013, expense related to the Regulatory Services agreement and Mutual Services Agreement was $521 thousand, and $1.7 million respectively. The Company charged the ISE $650 thousand in relation to the Mutual Services Agreement.

During 2013, three members of the Company were also members of the Exchanges. During 2013, commissions earned, net of rebates paid or accrued to those members, amounted to $28.9 million and membership and connectivity fees amounted to $5.0 million.

The Company routes transactions to three member affiliates. These affiliates either rebate or charge fees to the Company for these transactions. During 2013 rebates received or accrued, net of transaction fees paid or accrued amounted to $989 thousand.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

DER clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of DER's credit exposures are concentrated with the clearing broker and the Exchanges. Additionally, pursuant to the terms and conditions between DER and the clearing broker, the clearing broker has the right to charge DER for losses that result from a counterparty's failure to fulfill its obligations. DER has the ability to pursue collection from or performance of the counterparty. DER's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge DER has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

12. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, receivable and payable to brokers and dealers, rebates payable, activity remittance fees payable, accrued compensation expenses and other liabilities and long-term debt.

The Company's Level 1 financial instruments represent cash and cash equivalents.

The Company's remaining financial instruments would be characterized as Level 2.

13. Net Capital Requirements

DER is a member of FINRA and is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the SEC, which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2013, Direct Edge had net capital of $2.7 million which was $2.5 million in excess of the amount required of $210 thousand. The percentage of aggregate indebtedness to net capital was 114.78%.

DER is exempt from the SEC Rule 15c3-3 under Paragraph (k)(2)(ii) because all transactions are cleared through another broker-dealer on a fully disclosed basis.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through March 17, 2014, which is the date the consolidated Financial Statements were issued and identified the following matters. On January 31, 2014 the Company received approval from the Securities and Exchange Commission and completed the merger with BATS Global Markets. As a result of the transaction, all outstanding options granted under the Stock Plan, all units granted under the PSUP and all restricted cash awards associated with the PSUP were fully vested and exercised. The expense associated with the exercising of the Stock Plan options, the PSUP units and the restricted cash awards was $2.8 million, $20.2 million and $2.9 million, respectively. Additionally, the credit agreement with the Bank of Montreal, see footnote 7, was terminated.

Exchange Agreements Pending Termination

Agreement Type	Exchange(s)	Firm Name	WebCRD #	Method of Notification	Outstanding Conditions	Termination Date	MS Rep
Membership	BZX, BYX	Ascendiant Capital Markets, LLC	152912	BDW - partial	Regulatory exam (CBOE) and surveillance investigations		TL
Membership	EDGX	Belvedere Trading, LLC	132605	Letter	Invoices - membership fees		TL
Membership	BZX	Custom Equity Research, Inc. dba Summer Street Research Partners	127142	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Cuttone & Co., Inc.	33038	BDW - partial	None	6/23/2014	AS
Membership	BZX	Delaney Equity Group, LLC	142285	BDW - partial	Regulatory exam (CBOE)		AS
Membership	BZX	First New York Securities, LLC	16362	BDW - partial	Invocies and regulatory exam (CBOE)		TL
Membership	BZX	Gilder Gagnon Howe & Co.	2002	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Global American Investments, Inc.	41802	Revocation of Clearing Letter of Guarantee (Apex)	Surveillance investigations		AS
Membership	BZX	Grace Financial Group, LLC	104133	BDW - partial	Surveillance investigations		AS
Membership	EDGA, EDGX	Hold Brothers Capital, LLC	151864	BDW - partial	Invoices - membership fees		TL
Membership	BZX, BYX	Keybanc Capital Markets, Inc.	566	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX, EDGA, EDGX	Legend Securities, Inc.	44952	Revocation of Clearing Letter of Guarantee (Apex)	None	6/23/2014	AS
Membership	BZX, BYX	Merriman Capital, Inc.	18296	BDW - partial	None	7/11/2014	TL
Membership	BZX, BYX	MPS Global Securities, LLC	148689	BDW - partial	Regulatory exam (CBOE)		TL
Membership	BZX, Options	NASDAQ Options Services, LLC	104295	BDW - partial	Surveillance investigations		TL
Membership	BYX	Pinnacle Capital Markets, LLC	119606	Revocation of Clearing Letter of Guarantee (Apex)	Surveillance investigations		AS
Membership	BZX, BYX	Pragma Securities, LLC	136453	Letter	Regulatory exam (FINRA) and surveillance investigations		TL
Membership	BZX	Rafferty Capital Markets, LLC	23682	BDW - partial	Regulatory exam (CBOE)		TL
Membership	EDGX	Seven Points Capital, LLC	144211	BDW - partial	Invoices - membership / transaction fees		TL
Membership	BZX	SJ Levinson & Sons, LLC	143867	BDW - partial	Regulatory exam (CBOE)		TL
Membership	EDGX	SQT Trading, LLC	164446	BDW - partial	Invoices - membership / transaction fees		TL
Membership	BZX, BYX	State Street Global Markets, LLC	30107	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Stock USA Executions Services, Inc.	107403	BDW - partial	Invocies and surveillance investigations		AS

Exchange Agreements Pending Termination

Agreement Type	Exchange(s)	Firm Name	WebCRD #	Method of Notification	Outstanding Conditions	Termination Date	MS Rep
Membership	BZX, BYX	Ascendiant Capital Markets, LLC	152912	BDW - partial	Regulatory exam (CBOE) and surveillance investigations		TL
Membership	EDGX	Belvedere Trading, LLC	132605	Letter	Invoices - membership fees		TL
Membership	BZX	Custom Equity Research, Inc. dba Summer Street Research Partners	127142	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Cuttone & Co., Inc.	33038	BDW - partial	None	6/23/2014	AS
Membership	BZX	Delaney Equity Group, LLC	142285	BDW - partial	Regulatory exam (CBOE)		AS
Membership	BZX	First New York Securities, LLC	16362	BDW - partial	Invoices and regulatory exam (CBOE)		TL
Membership	BZX	Gilder Gagnon Howe & Co.	2002	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Global American Investments, Inc.	41802	Revocation of Clearing Letter of Guarantee (Apex)	Surveillance investigations		AS
Membership	BZX	Grace Financial Group, LLC	104133	BDW - partial	Surveillance investigations		AS
Membership	EDGA, EDGX	Hold Brothers Capital, LLC	151864	BDW - partial	Invoices - membership fees		TL
Membership	BZX, BYX	Keybanc Capital Markets, Inc.	566	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX, EDGA, EDGX	Legend Securities, Inc.	44952	Revocation of Clearing Letter of Guarantee (Apex)	None	6/23/2014	AS
Membership	BZX, BYX	Merriman Capital, Inc.	18296	BDW - partial	None	7/11/2014	TL
Membership	BZX, BYX	MPS Global Securities, LLC	148689	BDW - partial	Regulatory exam (CBOE)		TL
Membership	BZX, Options	NASDAQ Options Services, LLC	104295	BDW - partial	Surveillance investigations		TL
Membership	BYX	Pinnacle Capital Markets, LLC	119606	Revocation of Clearing Letter of Guarantee (Apex)	Surveillance investigations		AS
Membership	BZX, BYX	Pragma Securities, LLC	136453	Letter	Regulatory exam (FINRA) and surveillance investigations		TL
Membership	BZX	Rafferty Capital Markets, LLC	23682	BDW - partial	Regulatory exam (CBOE)		TL
Membership	EDGX	Seven Points Capital, LLC	144211	BDW - partial	Invoices - membership / transaction fees		TL
Membership	BZX	SJ Levinson & Sons, LLC	143867	BDW - partial	Regulatory exam (CBOE)		TL
Membership	EDGX	SQT Trading, LLC	164446	BDW - partial	Invoices - membership / transaction fees		TL
Membership	BZX, BYX	State Street Global Markets, LLC	30107	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Stock USA Executions Services, Inc.	107403	BDW - partial	Invoices and surveillance investigations		AS

Data Agreements in Progress

Firm Name	Documents / Approval Needed	Notes	MS Rep
Group Forsee, Inc.	The firm needs to return a revised System Description.	Pending subscription for BZX TOP (internal) via Xignite	AS
Sentieo, Inc.	The firm's data Vendor (Pico) needs to return an amended Data Feed Order Form and System Description requesting a subscription for BZX TOP	Pending subscription for BZX TOP (external) via Pico	AS

Data Requests in Progress

Firm Name	Documents / Approval Needed	Notes	MS Rep
Essex Radez, LLC / SpiderRock Gateway Technologies, LLC	Connectivity assignment letters		AS

Data Agreements in Progress

Firm Name	Documents / Approval Needed	Notes	MS Rep
Group Forsee, Inc.	The firm needs to return a revised System Description.	Pending subscription for BZX TOP (internal) via Xignite	AS
Sentieo, Inc.	The firm's data Vendor (Pico) needs to return an amended Data Feed Order Form and System Description requesting a subscription for BZX TOP	Pending subscription for BZX TOP (external) via Pico	AS

Data Requests in Progress

Firm Name	Documents / Approval Needed	Notes	MS Rep
Essex Radez, LLC / SpiderRock Gateway Technologies, LLC	Connectivity assignment letters		AS

Data Agreements Pending Termination

Firm Name	Method of Notification	Notes	Termination Date	MS Rep
Singletick, LLC	Initiated by BATS - termination of service via Vendor	Received Z and Y PITCH via Instinet	6/23/2014	TL
Stevens Capital Management, LP	Initiated by BATS - termination of service via Vendor	Received Z PITCH via Bloomberg	8/4/2014	AS

Data Agreements Pending Termination

Firm Name	Method of Notification	Notes	Termination Date	MS Rep
Singletick, LLC	Initiated by BATS - termination of service via Vendor	Received Z and Y PITCH via Instinet	6/23/2014	TL
Stevens Capital Management, LP	Initiated by BATS - termination of service via Vendor	Received Z PITCH via Bloomberg	8/4/2014	AS

Direct Edge Holdings

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$3,459,783.11	$3,493,613.75	$3,493,985.71	$3,494,359.33	$2,997,663.27	$3,005,446.55	$3,052,343.09	$3,052,610.76	$3,043,593.41	$3,019,957.63	$3,203,159.17	$3,481,743.40	$12,094,458.08
Commissions and Fees Receivabl	617,833.00	617,833.00	617,833.00	617,833.00	1,114,863.00	1,114,863.00	1,125,863.00	1,125,863.00	1,125,863.00	1,143,863.00	685,062.00	259,097.00	222,033.00
Goodwill, Less Accumulated Amor	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00
Intercompany Rec/(Pay)	33,440.00				7,477.16	57,859.00		(3,317.21)	60,058.00	182,893.41	278,339.52	642,090.00	87,084.00
Total Assets	27,941,041.11	27,941,451.75	27,941,823.71	27,942,197.33	27,950,003.43	28,008,168.55	28,008,206.09	27,999,156.55	28,059,514.41	28,176,714.24	28,198,560.69	28,212,938.40	36,213,535.08
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and C	9,935.73												
Accrued Compensation and Other	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21						
Total Liabilities	19,252.94	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21						
Stockholders' Equity													
Additional Paid-In Capital	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	43,538,262.04
Retained Earnings	(7,816,473.87)	(7,606,127.50)	(7,605,755.54)	(7,605,381.92)	(7,597,575.82)	(7,539,410.70)	(7,539,373.16)	(7,539,105.49)	(7,478,747.63)	(7,361,547.80)	(7,341,701.35)	(7,325,323.64)	(7,324,676.99)
Total Stockholder's Equity	27,921,788.17	27,932,134.54	27,932,506.50	27,932,880.12	27,940,686.22	27,998,851.34	27,998,888.88	27,999,156.55	28,059,514.41	28,176,714.24	28,198,560.69	28,212,938.40	36,213,535.08
Total Liabilities and Stockholders	27,941,041.11	27,941,451.75	27,941,823.71	27,942,197.33	27,950,003.43	28,008,168.55	28,008,206.09	27,999,156.55	28,059,514.41	28,176,714.24	28,198,560.69	28,212,938.40	36,213,535.08

Direct Edge Holdings

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 Cash - JPM MMDA	358,238.86	391,694.51	391,709.65	391,726.41	894,742.43	902,287.69	949,154.43	949,195.03	939,918.40	916,014.68	1,098,948.23	1,377,287.75	9,989,749.76
1003-000-00 Cash - ML BTMM	3,101,524.25	3,101,919.24	3,102,276.06	3,102,632.92	2,102,920.84	2,103,158.86	2,103,188.66	2,103,415.73	2,103,675.01	2,103,942.95	2,104,210.94	2,104,451.65	2,104,738.32
Total Cash and Cash Equivalent	3,459,783.11	3,493,613.75	3,493,985.71	3,494,359.33	2,997,663.27	3,005,446.55	3,052,343.09	3,052,610.76	3,043,593.41	3,019,957.63	3,203,159.17	3,481,743.40	12,094,458.08
Commissions and Fees Receivable:													
1100-000-00 Due from Partners	617,833.00	617,833.00	617,833.00	617,833.00	1,114,863.00	1,114,863.00	1,125,863.00	1,125,863.00	1,125,863.00	1,143,863.00	685,062.00	259,097.00	222,033.00
Total Commissions and Fees Re	617,833.00	617,833.00	617,833.00	617,833.00	1,114,863.00	1,114,863.00	1,125,863.00	1,125,863.00	1,125,863.00	1,143,863.00	685,062.00	259,097.00	222,033.00
Goodwill, Less Accumulated Amortization:													
1600-000-00 Goodwill	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00
Total Goodwill, Less Accumulate	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00
Intercompany Rec/(Pay):													
1424-000-00 Intercompany DEI	33,440.00				7,477.16	57,859.00		(3,317.21)	60,058.00	182,893.41	278,339.52	642,090.00	87,084.00
Total Intercompany Rec/(Pay)	33,440.00				7,477.16	57,859.00		(3,317.21)	60,058.00	182,893.41	278,339.52	642,090.00	87,084.00
Total Assets	27,941,041.11	27,941,451.75	27,941,823.71	27,942,197.33	27,950,003.43	28,008,168.55	28,008,206.09	27,999,156.55	28,059,514.41	28,176,714.24	28,198,560.69	28,212,938.40	36,213,535.08
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations:													
2200-000-00 Route Fees Payable	9,935.73												
Total Payable to Brokers, Dealer	9,935.73												
Accrued Compensation and Other Accrued Expenses:													
2502-000-00 Other Accrued Liabilit	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21						
Total Accrued Compensation an	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21						
Total Liabilities	19,252.94	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21						
Stockholders' Equity													
Additional Paid-In Capital:													
3000-000-00 Additional Paid-In Cap	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	43,538,262.04
Total Additional Paid-In Capital	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	43,538,262.04
Retained Earnings:													
3100-000-00 Retained Earnings	(7,920,455.50)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)
4030-000-00 Market Data Revenue	261,625.31	9,935.73	9,935.73	9,935.73	17,412.69	75,271.82	75,271.89	75,271.49	135,329.69	252,223.30	271,761.42	287,826.82	287,826.82
4050-000-00 Interest Revenue	42,447.72	410.54	783.60	1,158.21	1,485.16	1,791.23	1,924.82	2,096.49	2,396.35	2,702.77	3,010.70	3,261.41	3,510.09
9004-000-00 Misc Expense	(55.00)												
Total Retained Earnings	(7,616,473.87)	(7,606,127.50)	(7,605,755.54)	(7,605,381.92)	(7,597,575.82)	(7,539,410.70)	(7,539,373.16)	(7,539,105.49)	(7,478,747.63)	(7,361,547.80)	(7,341,701.35)	(7,325,325.64)	(7,324,676.99)
Total Stockholder's Equity	27,921,788.17	27,932,134.54	27,932,506.50	27,932,880.12	27,940,686.22	27,998,851.34	27,998,888.88	27,999,156.55	28,059,514.41	28,176,714.24	28,198,560.69	28,212,938.40	36,213,535.08
Total Liabilities and Stockholders	27,941,041.11	27,941,451.75	27,941,823.71	27,942,197.33	27,950,003.43	28,008,168.55	28,008,206.09	27,999,156.55	28,059,514.41	28,176,714.24	28,198,560.69	28,212,938.40	36,213,535.08

Direct Edge Holdings

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Market Data	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		$287,886.82
Total Revenues	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Cost of Revenues													
Gross Margins	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Gross Margins as a % of Revenues	100.00%			100.00%	100.00%			100.00%	100.00%	100.00%	100.00%		700.00%
Fixed Expenses													
Pre-Tax Income	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Net Interest	(410.64)	(371.96)	(373.62)	(328.94)	(306.12)	(37.54)	(267.67)	(299.86)	(306.42)	(307.93)	(250.71)	(648.68)	(3,910.09)
Pre-Tax Income	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91
Net Income/(Loss)	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91

Direct Edge Holdings

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Market Data:													
4030-000-00 Market Data Revenue	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Total Market Data	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Total Revenues	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Cost of Revenues													
Gross Margins	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Gross Margins as a % of Revenues	100.00%			100.00%	100.00%			100.00%	100.00%	100.00%	100.00%		700.00%
Fixed Expenses													
Pre-Tax Income	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Net Interest:													
4050-000-00 Interest Revenue	(410.64)	(371.96)	(373.62)	(328.94)	(306.12)	(37.54)	(267.67)	(299.86)	(306.42)	(307.93)	(250.71)	(648.68)	(3,910.09)
Total Net Interest	(410.64)	(371.96)	(373.62)	(328.94)	(306.12)	(37.54)	(267.67)	(299.86)	(306.42)	(307.93)	(250.71)	(648.68)	(3,910.09)
Pre-Tax Income	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91
Net Income/(Loss)	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$12,342,944.05	$4,300,855.90	$11,980,258.31	$8,613,261.79	$3,922,536.20	$10,169,604.11	$13,919,937.97	$10,900,145.52	$14,363,716.17	$20,620,527.16	$25,731,845.80	$27,641,479.11	$29,364,065.63
Commissions and Fees Receivabl	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
Fixed Assets and Leasehold Imprc	11,795,967.93	11,565,954.31	11,479,581.58	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
Goodwill, Less Accumulated Amor	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Intangible Assets, Less Accumulat	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
Intercompany Rec/(Pay)	8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,845.82	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	6,270,309.02	5,980,123.43
Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Current Tax Rec/(Pay)	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.88
Other Assets	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
Total Assets	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations									26.70				
Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Accrued Compensation and Other	7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
Total Liabilities	32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49
Stockholders' Equity													
Additional Paid-In-Capital	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Retained Earnings	11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
Total Stockholder's Equity	59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,548.67	75,476,720.06	76,353,281.39	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
Total Liabilities and Stockholders	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 DEI JPM Operating Account								5.00					
1002-000-00 Cash - JPM Operating	11,587,824.74	3,288,261.87	11,686,242.58	8,319,476.50	3,628,915.51	9,876,147.70	13,626,818.12	10,607,012.12	14,070,750.41	20,327,719.07	25,435,639.10	27,356,770.93	28,798,996.80
1003-000-00 Cash - JPM Payroll	755,119.31	1,012,594.03	294,015.73	293,785.29	293,620.69	293,456.41	293,119.85	293,128.40	292,965.76	292,808.09	296,206.70	284,708.18	565,068.83
Total Cash and Cash Equivalent	12,342,944.05	4,300,855.90	11,980,258.31	8,613,261.79	3,922,536.20	10,169,604.11	13,919,937.97	10,900,145.52	14,363,716.17	20,620,527.16	25,731,845.80	27,641,479.11	29,364,065.63
Commissions and Fees Receivable:													
1130-000-00 AR - Allowance for Dou	(341,374.25)	(299,122.02)	(224,288.95)	(177,397.32)	(226,263.47)	(256,122.13)	(281,122.13)	(288,125.86)	(332,268.95)	(346,666.96)	(427,542.47)	(267,454.59)	(138,203.83)
1141-000-00 AR - Connectivity Fees	2,525,706.80	2,822,870.90	3,181,081.45	3,247,918.14	2,773,027.67	2,777,685.39	3,102,133.57	3,222,153.01	2,392,957.45	3,430,712.15	3,379,383.82	3,891,355.88	3,585,343.48
1150-000-00 Due from ISE LLC	135,330.26	67,590.13	141,955.06	204,341.06	67,590.13	146,490.13	219,752.73	291,141.73	362,530.73	86,815.71	61,368.40	70,414.27	28,800.00
1199-000-00 Miscellaneous Receiva	3,874.51	3,874.51	37,270.69	(75,992.84)	3,874.51	3,874.51	3,874.51	3,874.51	(407.25)	49,592.76	49,592.76	49,592.76	49,453.86
4013-000-00 Comissions Clearing	(4,858.75)	(4,858.71)	(4,858.71)	(4,858.71)	(4,858.71)								
Total Commissions and Fees Re	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
Fixed Assets and Leasehold Improvements Less Depreciation:													
1500-000-00 Hardware	7,457,568.85	7,480,131.03	7,642,532.47	7,978,262.78	8,036,858.19	8,139,628.15	8,169,767.75	8,733,512.09	9,191,246.12	10,471,934.26	10,493,918.26	10,513,061.61	10,532,363.76
1502-000-00 Software	7,437,476.74	7,437,476.74	7,445,476.74	7,468,972.95	7,603,342.95	7,613,856.75	7,613,856.75	8,255,943.61	8,255,943.61	8,255,943.61	8,255,943.61	8,378,051.60	8,378,051.60
1503-000-00 Network Equipment	907,919.57	907,919.57	907,919.57	907,919.57	947,996.43	947,996.43	947,996.43	947,996.43	1,035,396.93	1,029,996.93	1,029,996.93	1,029,996.93	1,029,996.93
1504-000-00 Telephone Equipment	177,181.32	253,320.07	253,320.07	264,629.87	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	355,108.22	366,705.56	366,705.56
1505-000-00 Leasehold Improvemer	5,112,151.42	5,112,865.42	5,119,397.42	5,119,397.42	5,198,913.83	5,261,802.99	5,278,219.69	5,494,960.25	5,673,175.16	5,870,141.18	6,143,871.37	6,218,451.56	6,254,567.81
1506-000-00 Furniture and Fixtures	1,245,670.21	1,245,670.21	1,245,670.21	1,246,871.75	1,248,057.61	1,249,278.75	1,366,136.99	1,377,062.35	1,389,988.54	1,394,904.57	1,394,904.57	1,394,904.57	1,444,445.57
1507-000-00 Internally Developed S	12,042,738.40	12,233,125.73	12,423,513.06	12,655,563.40	12,859,838.40	13,064,113.40	13,330,234.23	13,555,124.50	13,780,014.77	13,931,264.29	14,164,801.79	14,398,340.20	14,621,152.70
1549-000-00 Fixed Asset Clearing	(89.19)	0.81	0.81	0.81	0.81	0.81	0.81	0.81			(10,992.00)		
1550-000-00 A/Depr - Hardware	(3,700,639.19)	(3,885,084.04)	(4,047,311.79)	(4,234,625.64)	(4,416,473.17)	(4,599,859.48)	(4,777,026.16)	(4,972,691.07)	(5,180,268.98)	(5,411,234.52)	(5,646,834.24)	(5,880,559.52)	(6,125,902.34)
1551-000-00 A/Depr - Datacenter Ha	(1,895,098.20)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,923,303.93)	(1,927,700.71)	(1,949,596.55)	(1,976,949.10)
1552-000-00 A/Depr - Software	(6,383,325.17)	(6,447,304.75)	(6,496,190.38)	(6,550,161.20)	(6,605,553.81)	(6,663,090.22)	(6,718,296.17)	(6,793,503.55)	(6,868,512.73)	(6,939,237.95)	(7,013,112.15)	(7,085,511.94)	(7,156,203.69)
1553-000-00 A/Depr - Network Equip	(884,349.03)	(892,513.11)	(899,887.12)	(908,051.20)	(909,148.20)	(910,281.76)	(911,378.76)	(912,512.32)	(916,117.98)	(914,075.70)	(917,681.36)	(921,170.71)	(924,776.33)
1554-000-00 A/Depr - Telephone Eq	(145,377.31)	(149,677.85)	(153,562.21)	(158,054.76)	(163,052.73)	(168,217.30)	(173,215.27)	(178,379.85)	(181,522.82)	(184,516.06)	(188,523.06)	(192,591.28)	(196,232.43)
1555-000-00 A/Depr - Leasehold Im	(2,226,888.02)	(2,292,320.10)	(2,351,481.40)	(2,415,981.39)	(2,482,444.88)	(2,551,128.91)	(2,617,779.35)	(2,690,745.81)	(2,766,092.34)	(3,017,683.76)	(3,103,586.82)	(3,186,312.14)	(3,226,459.21)
1556-000-00 A/Depr - Furniture and	(555,732.47)	(569,915.62)	(582,726.19)	(596,921.95)	(610,673.69)	(624,898.65)	(640,035.76)	(655,809.91)	(671,740.77)	(686,795.90)	(756,124.32)	(772,491.53)	(790,004.77)
1557-000-00 A/Depr - Internally Dev	(8,670,275.72)	(8,846,720.95)	(9,006,090.84)	(9,185,774.62)	(9,361,629.89)	(9,542,313.66)	(9,723,295.02)	(9,910,309.08)	(10,097,323.15)	(10,280,464.40)	(10,472,291.54)	(10,657,930.76)	(10,856,909.97)
1501-000-00 Datacenter Hardware	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,923,445.41	2,078,892.58	2,723,372.63	2,890,481.67
Total Fixed Assets and Leasehol	11,795,967.93	11,565,954.21	11,479,561.58	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
Goodwill, Less Accumulated Amortization:													
1600-000-00 Goodwill	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Total Goodwill, Less Accumulate	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Intangible Assets, Less Accumulated Amortization:													
1620-000-00 Intangible Asset - EDG	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00
1625-000-00 Accumulated Amort - E	(5,447.07)	(5,634.90)	(5,822.73)	(6,010.56)	(6,198.39)	(6,386.22)	(6,574.05)	(6,761.88)	(6,949.71)	(7,137.54)	(7,325.37)	(7,513.20)	(7,701.03)
1626-000-00 Accumulated Amort ED	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
1630-000-00 Intangible Asset - EDG	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00
1631-000-00 Intangible Asset - EDG	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00
1635-000-00 Accumulated Amort ED	(5,058.18)	(5,232.60)	(5,407.02)	(5,581.44)	(5,755.86)	(5,930.28)	(6,104.70)	(6,279.12)	(6,453.54)	(6,627.96)	(6,802.38)	(6,976.80)	(7,151.22)
1636-000-00 Accumulated Amort ED	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
1621-000-00 Intangible Asset - EDG	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00
Total Intangible Assets, Less Acc	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
Intercompany Rec/(Pay):													
1400-000-00 Intercompany - DE Rec	279,822.36	384,708.50	359,203.65	339,001.22	335,168.06	346,170.13	299,847.65	342,385.90	357,179.81	353,084.63	351,631.62	395,589.00	253,628.00
1403-000-00 Intercompany EDGA	3,777,457.29	2,678,015.31	2,759,327.96	5,404,093.81	8,236,437.08	5,669,788.30	2,705,182.29	3,201,841.15	3,268,780.13	3,151,192.81	3,007,924.88	2,627,928.41	2,955,703.32
1404-000-00 Intercompany EDGX	4,838,942.25	8,179,310.93	3,226,758.59	6,417,249.92	9,769,151.12	3,638,571.52	3,446,615.88	7,400,296.28	8,050,851.34	4,004,910.75	3,855,507.42	3,888,881.61	2,837,856.11
1401-000-00 Intercompany - DE Hol	(33,440.00)				(7,477.16)	(57,859.00)		9,317.21	(60,058.00)	(182,693.41)	(278,339.52)	(642,090.00)	(67,064.00)
Total Intercompany Rec/(Pay)	8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	6,270,309.02	5,980,123.43

Deferred Tax Asset:													
1310-000-00 Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Total Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Current Tax Rec/(Pay):													
1302-000-00 UEZ NJ Sales Tax Rec	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
Total Current Tax Rec/(Pay)	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
Other Assets:													
1300-000-00 Prepaid Expenses	3,016,741.54	3,108,390.09	2,795,828.59	2,835,531.24	2,053,766.15	4,570,152.82	4,246,571.98	4,376,467.28	4,066,814.82	3,175,478.12	2,955,322.79	3,023,199.58	3,011,753.94
1303-000-00 Deposits	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00			
1304-000-00 Exchange Membership	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20			
1301-000-00 Prepaid Insurance	297,949.97	265,953.58	233,957.19	201,960.80	169,964.41	137,968.02	105,971.63	73,975.24	41,978.85	9,982.46	403,898.00	370,239.83	336,581.66
Total Other Assets	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
Total Assets	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,668.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations:													
2200-000-00 Accrued Route Fees									26.70				
Total Payable to Brokers, Dealers, and Clearing Organizations									26.70				
Rebates Payable:													
2100-000-00 Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Total Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Loans Payable:													
2350-000-00 Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Total Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Accrued Compensation and Other Accrued Expenses:													
2400-000-00 Accrued Payroll Expen	2,780.77	3,938.27	5,375.77	6,538.29	(1,987.96)	(587.96)	812.04	(3,507.21)	(3,494.72)	(1,914.74)	3,187.18	31.98	2,829.56
2402-000-00 T&E Clearing Account				0.40	0.40	(0.60)	(0.61)	(0.61)				0.20	
2404-000-00 FSA		(1,768.52)	(5,062.68)	(5,371.19)	(6,805.22)	(12,926.41)	(26,802.19)	(30,025.43)	(27,006.32)	(27,643.97)	(34,613.98)	(43,440.09)	
2405-000-00 Bonus Accrual	6,832,000.03	730,842.20	1,743,842.20	2,717,842.20	3,553,513.04	4,460,513.04	5,265,513.04	6,006,513.04	6,821,513.04	7,621,513.04	8,299,440.35	9,109,440.35	10,469,159.66
2500-000-00 Accounts Payable	28,366.66	375,351.06	28,366.66	28,366.66	112,966.10						65,192.57		
2501-000-00 Accrued Audit and Tax	352,235.90	415,278.35	550,237.15	380,406.25	408,966.41	458,423.38	237,736.66	675,939.69	988,340.35	466,120.00	372,904.97	459,684.97	311,326.78
2502-000-00 Other Accrued Expens	60,540.61	219,902.64	273,494.14	263,161.39	290,840.70	38,090.38	84,513.19	103,488.69	67,427.16	83,913.65	125,033.70	160,917.68	124,542.62
2503-000-00 Payable to Knight	422.65	422.65	422.65	37.28	6,607.50								
2504-000-00 Accrued Rent	0.01	(2,015.99)	(2,015.99)	(20,735.89)	(24,812.79)								
2505-000-00 Accrued Lease Expens	(0.01)	(0.01)	(9,440.04)	28,320.08	37,760.11	47,200.14	56,640.17	66,080.20	75,520.23	84,960.26	94,400.29	103,840.32	113,280.35
2506-000-00 Accrued Data Comm	1,024,698.96	684,718.14	1,053,343.80	1,111,485.08	779,029.11	834,921.13	785,355.95	1,620,544.92	746,399.34	840,047.35	1,054,400.00	812,732.77	680,798.62
2507-000-00 Accrued Legal Fees	179,617.22	171,974.90	109,793.11	74,654.45	68,398.80	80,268.61	114,762.71	480,772.42	1,475,338.39	1,440,023.33	1,060,158.57	696,680.38	49,038.61
2508-000-00 Sales Tax Payable	20,626.68	37,669.94	(73,809.16)	(88,370.26)	(90,324.88)	(77,958.10)	(75,260.46)	(75,519.65)	(69,192.80)	(66,943.30)	(66,696.74)	(64,895.34)	(66,562.59)
2509-000-00 Deferred Rent Expense	571,670.88	572,507.86	573,344.86	574,181.86	575,018.86	575,855.86	576,692.86	577,529.86	578,366.86	579,203.86	580,040.86	580,877.86	581,714.86
2510-000-00 Accrued Tax Expense	(2,663,258.79)	(1,814,409.79)	(693,882.45)	70,899.55	874,245.55	1,824,724.55	820,806.55	1,542,127.55	2,102,216.55	2,854,768.76	5,564,104.76	6,398,159.76	3,478,370.07
2511-000-00 Accrued Regulatory Fe	720,954.50	688,244.75	644,957.75	915,812.75	852,108.00	552,279.75	657,325.50	840,548.50	602,799.00	702,846.00	786,846.00	604,000.00	829,439.00
2512-000-00 Accrued Project Delta Expenses													363,300.47
2550-000-00 Deferred Connectivity F	588,500.03	542,877.67	493,525.15	445,551.21	399,996.13	353,225.78	302,764.95	253,812.06	206,078.21	155,772.94	103,848.62	51,924.30	547,999.98
2401-000-00 Payroll Clearing Accou	0.19	0.19	0.18	(0.22)	(0.22)	0.75	2,670.15		(0.01)			1,250.02	
Total Accrued Compensation and	7,719,156.27	2,635,534.31	4,692,493.10	6,502,778.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
Total Liabilities	32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49

Stockholders' Equity

Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Total Additional Paid-In-Capital	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Retained Earnings:													
3100-000-00 Retained Earnings	817,657.06	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69
4040-000-00 Bad Debt Expense	(170,000.00)	(15,000.00)	(30,000.00)	(65,000.00)	(115,000.00)	(140,000.00)	(165,000.00)	(180,000.00)	(225,000.00)	(240,000.00)	(255,000.00)	(97,027.73)	(1,287,236.39)
4060-000-00 Connectivity Revenue	19,902,963.51	1,901,600.44	3,857,163.33	5,807,297.02	7,755,486.33	9,870,391.98	12,001,185.31	14,363,194.99	16,722,752.73	19,079,082.05	21,361,474.19	23,649,378.51	25,950,740.93
4070-000-00 Other Income	20,515.85								312.74	312.74	3,872.74	5,210.14	5,210.14
4080-000-00 Gain on Sale of Asset	16,500.00												
5030-000-00 Rebate Expense						(14,605.26)	(18,355.26)	(22,105.26)	(25,855.26)	(29,605.26)	(29,082.79)	(32,832.79)	(36,582.79)
6000-000-00 Allocated Comp and Bi	28,993,740.38	2,588,398.04	5,356,668.62	8,044,506.22	10,627,013.54	13,271,222.26	15,809,668.90	18,403,896.54	20,945,593.34	23,527,979.00	26,035,048.88	28,485,515.88	31,498,930.46
6000-252-00 Salary Expense - Sales	(1,802,982.15)	(166,336.45)	(336,355.29)	(504,691.18)	(664,297.88)	(825,719.59)	(986,306.28)	(1,146,402.98)	(1,305,564.68)	(1,466,534.80)	(1,626,432.30)	(1,787,560.62)	(1,948,457.32)
6000-609-00 Salary Expense - Oper	(2,059,779.06)	(174,083.40)	(352,291.78)	(532,541.83)	(717,033.55)	(909,748.55)	(1,111,323.61)	(1,313,172.67)	(1,515,573.73)	(1,709,998.79)	(1,912,442.69)	(2,113,742.75)	(2,315,905.33)
6000-701-00 Salary Expense Accou	(794,719.98)	(83,750.02)	(165,929.37)	(243,846.05)	(321,762.73)	(404,749.68)	(486,256.03)	(564,172.71)	(642,089.39)	(720,006.07)	(793,403.39)	(859,854.72)	(937,771.40)
6000-713-00 Salary Expense - Admi	(1,280,552.06)	(124,166.69)	(248,365.82)	(372,532.50)	(496,699.18)	(620,865.86)	(745,032.54)	(869,199.22)	(993,365.90)	(1,117,532.58)	(1,241,699.26)	(1,365,865.94)	(1,490,032.62)
6000-750-00 Salary Expense - Com	(1,984,166.87)	(169,415.03)	(336,790.05)	(504,465.07)	(672,908.84)	(860,440.97)	(1,061,849.33)	(1,267,292.07)	(1,474,874.42)	(1,676,576.53)	(1,880,397.39)	(2,082,631.37)	(2,273,573.50)
6000-820-00 Salary Expense - IT	(8,928,252.10)	(804,628.04)	(1,620,253.97)	(2,417,771.20)	(3,213,711.97)	(4,029,897.47)	(4,848,125.70)	(5,665,636.19)	(6,494,984.68)	(7,318,685.02)	(8,142,981.53)	(8,941,531.28)	(9,753,055.77)
6004-820-00 Internal Software Capit	1,744,281.50	144,854.00	289,708.00	464,583.33	619,444.43	774,305.53	1,010,833.33	1,192,916.66	1,374,999.99	1,461,499.99	1,644,916.66	1,828,333.33	1,995,312.50
6005-820-00 Internal Software Capit	573,612.17	45,533.33	91,066.66	148,241.67	197,655.57	247,069.47	276,662.50	319,469.44	362,276.38	427,024.99	477,145.82	527,266.65	583,099.98
6010-713-00 Bonus Expense - Admi	(6,515,240.34)	(699,998.97)	(1,649,998.97)	(2,599,998.97)	(3,449,998.97)	(4,299,998.97)	(5,084,998.97)	(5,869,998.97)	(6,634,998.97)	(7,384,998.97)	(8,144,998.97)	(8,904,998.97)	(10,180,314.90)
6011-000-00 Tax/Bene on Bonus	(471,218.12)	(18,000.00)	(81,000.00)	(142,000.00)	(194,000.00)	(251,000.00)	(301,000.00)	(346,000.00)	(396,000.00)	(446,000.00)	(496,000.00)	(546,000.00)	(630,403.38)
6050-252-00 Employer Tax - Sales	(91,667.74)	(19,233.94)	(28,781.83)	(40,669.21)	(50,312.47)	(56,611.80)	(64,850.39)	(71,488.88)	(76,509.07)	(81,625.04)	(88,204.30)	(92,052.27)	(95,898.56)
6050-609-00 Employer Tax - Operati	(128,108.61)	(20,062.56)	(35,023.46)	(48,547.69)	(59,667.01)	(70,885.69)	(82,321.51)	(93,510.86)	(104,706.16)	(114,372.73)	(123,748.53)	(132,214.78)	(139,624.45)
6050-701-00 Employer Tax - Accour	(48,536.55)	(9,686.60)	(15,909.49)	(21,156.84)	(25,696.85)	(30,162.28)	(34,071.85)	(37,706.11)	(41,341.84)	(44,976.10)	(48,391.32)	(51,553.28)	(54,351.47)
6050-713-00 Employer Tax - Admini	(71,929.35)	(13,181.71)	(18,036.76)	(22,883.01)	(27,490.45)	(32,094.97)	(36,479.82)	(40,076.84)	(43,673.70)	(46,784.42)	(49,084.42)	(51,384.41)	(53,680.85)
6050-750-00 Employer Tax - Compli	(116,980.34)	(19,343.34)	(29,165.55)	(38,452.70)	(46,665.94)	(56,096.89)	(66,055.66)	(74,885.33)	(82,958.52)	(90,507.74)	(97,483.26)	(104,195.36)	(109,075.31)
6050-820-00 Employer Tax - IT	(535,894.30)	(99,301.99)	(162,445.94)	(218,251.98)	(270,640.55)	(322,342.60)	(371,707.00)	(417,606.63)	(461,858.80)	(500,819.43)	(532,339.28)	(557,899.29)	(581,528.53)
6060-252-00 401k Match - Sales	(55,368.01)	(23,084.04)	(27,838.22)	(32,809.06)	(37,492.40)	(42,175.74)	(46,859.08)	(52,292.42)	(58,375.76)	(64,709.10)	(68,921.29)	(73,237.33)	(77,062.47)
6060-609-00 401k Match - Operatior	(95,569.16)	(26,351.50)	(34,686.00)	(43,159.50)	(51,904.00)	(61,624.00)	(71,044.00)	(80,013.50)	(89,016.00)	(96,890.50)	(105,160.12)	(112,646.62)	(119,428.62)
6060-701-00 401k Match - Accountir	(28,081.72)	(6,647.00)	(9,497.00)	(12,547.00)	(15,597.00)	(18,647.00)	(21,697.00)	(23,247.00)	(24,422.00)	(25,222.00)	(26,022.00)	(26,609.50)	(26,984.50)
6060-713-00 401k Match - Administr	(43,671.17)	(7,152.50)	(13,925.29)	(20,696.13)	(25,216.97)	(29,175.31)	(33,133.65)	(37,091.99)	(40,050.33)	(42,275.38)	(44,333.72)	(45,492.06)	(50,743.69)
6060-750-00 401k Match - Complian	(35,779.09)	(10,746.34)	(16,663.00)	(22,713.00)	(28,763.00)	(34,813.00)	(40,863.00)	(46,929.50)	(53,012.50)	(57,737.50)	(60,851.28)	(63,976.28)	(67,163.00)
6060-820-00 401k Match - IT	(323,606.87)	(75,871.35)	(108,957.85)	(143,208.82)	(177,526.87)	(211,481.75)	(244,527.55)	(276,386.53)	(306,776.82)	(333,818.33)	(357,891.97)	(379,899.23)	(410,593.21)
6070-000-00 Employee Insurance	(1,241,781.41)	(102,742.87)	(235,526.60)	(357,492.84)	(474,830.27)	(597,168.51)	(726,765.11)	(878,178.09)	(1,002,725.28)	(1,129,269.69)	(1,265,681.77)	(1,402,127.62)	(1,523,155.48)
6075-000-00 Tuition Reimbursement Expense				(1,895.59)	(1,895.59)	(1,895.59)	(1,895.59)	(9,092.08)	(3,992.08)	(20,162.18)	(30,641.48)	(30,641.48)	(30,641.48)
6080-000-00 Stock Option Expense	(1,555,682.00)	(130,000.00)	(260,000.00)	(390,000.00)	(520,000.00)	(650,000.00)	(780,000.00)	(910,000.00)	(1,030,000.00)	(1,150,000.00)	(1,270,000.00)	(1,390,000.00)	(1,507,897.00)
6090-000-00 Phantom Stock Unit Ex	(3,402,067.00)												
7000-000-00 Allocated Bus Dev	1,417,951.14	141,329.86	288,341.14	382,227.74	453,562.58	549,898.28	715,211.14	836,582.24	924,972.62	1,023,535.32	1,182,284.42	1,321,842.42	1,426,596.14
7010-252-00 Sales T&E - Hotel	(27,193.14)		(4,663.97)	(6,532.76)	(9,381.78)	(11,246.66)	(14,857.40)	(18,601.36)	(20,136.47)	(22,863.71)	(28,790.19)	(33,718.32)	(35,105.74)
7011-252-00 Sales T&E - Airfare/Tra	(99,804.55)	(1,401.20)	(5,561.02)	(10,598.97)	(14,185.51)	(18,624.96)	(24,604.61)	(33,074.25)	(38,488.21)	(43,597.49)	(48,683.59)	(61,176.19)	(66,661.55)
7012-252-00 Sales T&E - Car Servic	(72,551.90)	(7,370.86)	(9,355.80)	(18,811.62)	(19,850.07)	(20,819.20)	(32,434.24)	(42,200.92)	(50,075.44)	(52,066.39)	(60,297.35)	(61,807.16)	(74,649.70)
7013-252-00 Sales T&E - Parking	(2,373.92)		(49.75)	(179.75)	(432.75)	(712.75)	(829.75)	(1,299.75)	(1,401.75)	(1,543.75)	(1,572.75)	(1,910.27)	(2,234.27)
7014-252-00 Sales T&E - Client Ent	(50,665.88)		(2,272.00)	(2,272.00)	(12,959.29)	(20,959.29)	(30,502.09)	(58,008.81)	(67,252.38)	(69,160.88)	(70,698.18)	(70,980.44)	(70,980.44)
7015-252-00 Sales T&E - Client Ent	(68,374.55)	(5,020.68)	(14,474.89)	(21,692.48)	(28,813.20)	(36,834.53)	(44,116.33)	(51,087.54)	(55,910.72)	(63,127.80)	(70,931.18)	(82,763.18)	(89,992.76)
7016-252-00 Sales T&E - Ticket Pre	6,816.60												
7017-252-00 Sales T&E - Business I	(8,617.69)		(2,015.00)	(2,015.00)	(5,084.00)	(7,108.00)	(7,907.00)	(8,468.75)	(9,843.43)	(16,077.61)	(16,077.61)	(25,137.61)	(36,258.36)
7030-000-00 Charity Events and Dor	(67,000.00)									(15,000.00)	(15,000.00)	(15,000.00)	(15,000.00)
7040-000-00 Market/Product Resear	12,186.41						(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)
7040-055-00 Market Research - Bra:	(125,000.00)	(10,000.00)	(20,000.00)	(30,000.00)	(40,000.00)	(50,000.00)	(60,000.00)	(70,000.00)	(61,690.78)	(71,690.78)	(81,690.78)	(86,690.78)	(85,024.78)
7100-000-00 Advertising	(66,525.00)											(6,800.00)	(6,800.00)
7100-055-00 Marketing/PR Brazil	(127,783.93)	(8,000.00)	(37,187.50)	(24,000.00)	(32,000.00)	(40,000.00)	(48,000.00)	(56,000.00)	(64,000.00)	(72,000.00)	(80,000.00)	(88,675.00)	(96,675.00)
7101-000-00 Promotional	(185,106.78)	(39,612.57)	(49,579.54)	(53,784.27)	(55,920.81)	(72,217.53)	(77,533.80)	(86,028.79)	(96,914.73)	(104,501.02)	(128,062.40)	(130,929.35)	(144,890.60)
7102-000-00 Sponsorship	(242,141.25)	(49,000.00)	(89,500.00)	(115,500.00)	(124,000.00)	(146,000.00)	(192,500.00)	(210,500.00)	(211,810.00)	(217,851.67)	(275,935.00)	(324,018.33)	(354,801.66)
7103-000-00 Public Relations	(200,868.64)	(10,586.24)	(34,676.48)	(45,264.55)	(57,094.65)	(68,754.60)	(100,913.71)	(114,342.31)	(130,704.95)	(142,513.40)	(153,965.40)	(170,359.90)	(180,532.40)
7104-000-00 Marketing Materials	(31,159.69)	(3,040.58)	(6,583.14)	(17,515.48)	(19,223.81)	(23,820.14)	(26,180.58)	(30,097.84)	(34,042.18)	(48,817.23)	(59,436.00)	(63,044.99)	(67,434.51)
7105-000-00 Website	(25,052.50)	(6,997.50)	(9,345.00)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(56,268.75)	(56,268.75)	(62,418.75)	(65,868.75)	(65,868.75)
7106-252-00 T&E - Marketing	(35,734.68)	(298.22)	(3,077.04)	(3,479.50)	(4,035.46)	(4,219.35)	(4,250.35)	(6,290.64)	(6,432.79)	(6,454.79)	(8,725.18)	(12,962.51)	(13,885.62)
7500-000-00 Allocated Professional	11,338,254.63	904,053.03	1,781,549.32	2,485,781.33	3,531,730.32	4,655,558.93	5,584,076.48	7,446,505.31	9,550,972.52	11,219,922.39	12,598,578.66	13,816,441.66	15,067,439.64
7510-000-00 Audit and Tax Fees	(1,782,796.90)	(128,627.25)	(251,226.05)	(382,496.65)	(569,855.66)	(797,355.66)	(899,334.52)	(1,016,834.52)	(663,000.93)	(842,894.71)	(940,891.41)	(1,102,490.91)	(1,235,990.91)
7520-000-00 Legal Fees	(1,346,058.27)	(25,967.09)	(54,879.67)	(63,415.74)	(132,004.99)	(172,017.04)	(236,971.26)	(631,971.26)	(277,752.49)	(338,004.39)	(435,618.86)	(454,022.85)	(484,022.85)
7520-055-00 Legal - Brazil	(316,417.39)	(17,000.00)	(24,000.00)	(37,000.00)	(39,226.53)	(45,226.53)	(61,107.70)	(91,107.70)	(120,999.18)	(142,710.54)	(120,560.73)	(161,215.26)	(169,792.87)
7530-000-00 Regulatory Fees	(3,090,022.91)	(265,000.17)	(500,686.34)	(754,061.51)	(1,085,676.66)	(1,502,541.23)	(1,854,739.80)	(2,184,894.37)	(2,569,115.94)	(2,890,498.51)	(3,198,271.09)	(3,511,048.65)	(3,985,347.16)
7540-000-00 Recruiting Fees	(389,000.00)	(50,000.00)	(120,000.00)	(146,507.80)	(134,438.87)	(194,438.87)	(254,438.87)	(316,938.87)	(393,784.28)	(413,784.28)	(413,784.28)	(413,784.28)	(449,034.28)
7550-000-00 Consulting - IT	(1,970,862.00)	(160,583.33)	(429,017.43)	(615,434.10)	(937,241.88)	(1,209,329.17)	(1,420,745.83)	(1,733,712.71)	(1,960,133.55)	(2,181,883.55)	(2,357,669.40)	(2,568,075.20)	(2,824,022.28)
7551-000-00 Consulting - Finance ai	(82,034.02)	(68,779.00)	(120,018.00)	(136,582.00)	(165,514.82)	(192,753.72)	(235,720.30)	(752,200.00)	(788,579.02)	(826,117.92)	(848,915.05)	(873,493.96)	(903,448.31)
7552-000-00 Consulting Legal/Comc	(592,080.70)	(45,000.00)	(103,125.13)	(130,125.13)	(150,321.44)	(198,575.73)	(219,510.48)	(241,767.48)	(210,793.00)	(225,606.59)	(230,573.97)	(290,922.73)	(321,359.11)
7553-055-00 Consulting - Brazil	(307,323.56)	(55,366.66)	(55,366.66)	(55,366.66)	(55,366.66)	(27,000.00)	(27,000.00)	(27,000.00)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)
7554-000-00 Strategic Initiatives	(610,528.48)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(2,020,977.71)	(2,701,091.59)	(3,262,908.00)	(3,571,959.49)	(3,734,720.28)
7560-000-00 Payroll Processing Fee	(60,570.66)	(11,878.38)	(13,884.68)	(17,113.58)	(23,122.68)	(27,151.86)	(32,876.32)	(34,542.57)	(37,540.02)	(40,540.58)	(49,228.37)	(52,777.48)	(55,318.32)
7570-000-00 Board Member Compei	(890,559.70)	(75,671.98)	(109,166.00)	(147,499.00)	(238,780.98)	(290,989.98)	(341,452.26)	(415,356.70)	(486,995.63)	(595,488.96)	(718,856.75)	(795,350.08)	(883,082.45)
8000-000-00 Telephone	(260,478.42)	(24,738.02)	(48,497.98)	(73,392.05)	(98,073.65)	(125,161.58)	(151,237.04)	(177,198.34)	(201,443.21)	(228,078.68)	(253,683.92)	(279,069.30)	(305,173.06)

8001-000-00 Communications	(102,101.47)	(8,764.19)	(16,034.24)	(23,718.78)	(30,069.05)	(35,116.99)	(41,618.18)	(48,176.17)	(57,218.90)	(64,941.83)	(71,758.55)	(77,140.37)	(84,300.20)
8002-000-00 Market Data Fees	(804,730.50)	(66,312.55)	(132,625.10)	(213,345.51)	(277,470.51)	(361,690.70)	(445,864.58)	(526,289.71)	(634,654.52)	(717,404.53)	(825,059.99)	(915,050.98)	(1,026,666.65)
8003-000-00 Connectivity Line	(4,374,699.69)	(378,570.18)	(703,678.34)	(1,084,445.52)	(1,593,246.47)	(2,053,180.48)	(2,450,473.75)	(2,890,552.76)	(3,363,305.16)	(3,889,869.94)	(4,342,603.57)	(4,955,264.07)	(5,389,428.87)
8004-000-00 Data Center Facilities		(608,645.36)	(1,500,987.19)	(2,236,589.03)	(2,980,862.63)	(3,725,078.48)	(4,471,374.38)	(5,215,822.35)	(5,970,698.58)	(6,722,261.44)	(7,472,906.49)	(8,090,324.48)	(8,701,330.74)
8005-000-00 Office Facilities		(3,217.08)	(34,419.74)	(47,563.05)	(70,137.72)	(93,427.69)	(116,443.99)	(136,305.26)	(153,924.81)	(178,988.67)	(204,698.69)	(227,349.68)	(254,382.42)
8006-000-00 Computer Hardware	(7,752,428.57)	(609,546.09)	(1,213,168.37)	(77,701.27)	(88,483.17)	(112,046.68)	(122,827.33)	(139,831.39)	(149,105.83)	(168,633.50)	(189,218.08)	(200,005.39)	(223,186.06)
8007-000-00 Computer HW Maint/Si	(821,637.28)	(32,746.36)	(44,443.18)	(128,387.02)	(164,817.80)	(210,402.23)	(254,216.90)	(297,463.18)	(343,500.17)	(372,747.09)	(418,465.42)	(514,992.11)	(592,843.50)
8008-000-00 Software	(1,659,633.99)	(152,592.99)	(312,469.58)	(452,064.91)	(596,853.07)	(776,467.69)	(954,919.76)	(1,145,206.14)	(1,290,923.42)	(1,443,620.86)	(1,627,079.35)	(1,818,427.11)	(2,023,924.38)
8009-000-00 SW Maint/Sup	(8,793,311.91)	(269,293.18)	(224,691.95)	(339,590.51)	(409,596.52)	(512,199.10)	(611,038.69)	(709,787.74)	(826,562.14)	(950,843.33)	(1,040,796.27)	(1,109,842.95)	(1,189,954.63)
8010-000-00 Allocated Communicati	23,369,021.54	2,054,426.00	4,032,776.09	6,045,372.39	8,142,873.05	10,321,781.16	12,394,298.19	14,540,795.10	16,877,974.68	18,834,610.28	20,954,209.83	23,129,088.83	25,134,247.52
8011-000-00 Production Security Monitoring			(1,760.42)	(8,146.02)	(18,395.85)	(28,645.68)	(35,031.28)	(41,416.88)	(51,092.48)	(58,478.04)	(65,910.20)	(73,242.35)	(80,774.51)
8012-000-00 Hardware Lease Expense				(1,860,428.72)	(2,214,866.60)	(2,788,363.85)	(3,339,252.32)	(3,912,745.18)	(4,435,545.47)	(4,938,742.40)	(5,441,939.33)	(5,968,279.94)	(6,462,282.50)
8500-000-00 Depr - Hardware	(1,828,153.35)	(184,444.85)	(346,672.60)	(533,986.45)	(715,833.98)	(899,220.29)	(1,076,386.97)	(1,272,051.88)	(1,479,629.79)	(1,734,525.98)	(1,970,125.70)	(2,193,445.63)	(2,438,788.45)
8501-000-00 Depr - Datacenter Harc	(149,508.63)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	18,203.96	13,807.18	(8,098.66)	(35,441.21)
8502-000-00 Depr - Software	(900,994.12)	(63,979.58)	(112,865.21)	(166,836.03)	(222,229.64)	(279,765.05)	(334,971.00)	(410,178.38)	(485,187.56)	(553,413.95)	(627,288.15)	(699,687.94)	(770,379.69)
8503-000-00 Depr - Network Equipm	(116,120.70)	(8,164.08)	(15,538.09)	(23,702.17)	(24,799.17)	(25,932.73)	(27,029.73)	(28,163.29)	(31,768.95)	(35,126.67)	(38,732.33)	(42,221.68)	(45,827.30)
8504-000-00 Depr - Telephone Equi	(35,414.19)	(4,300.54)	(8,184.90)	(12,677.45)	(17,675.42)	(22,839.99)	(27,837.96)	(33,002.54)	(36,145.51)	(39,138.75)	(43,145.75)	(47,213.97)	(50,855.12)
8505-000-00 Depr - Leasehold Impr	(756,051.80)	(65,432.08)	(124,593.38)	(190,093.37)	(255,556.86)	(324,240.89)	(390,891.33)	(463,857.79)	(539,204.32)	(788,869.74)	(874,772.80)	(957,498.12)	(997,645.19)
8506-000-00 Depr - Furniture and Fi	(167,595.41)	(14,183.15)	(26,993.71)	(41,189.48)	(54,941.22)	(69,165.18)	(84,303.20)	(100,077.44)	(116,008.30)	(131,063.43)	(200,391.85)	(216,759.06)	(234,272.30)
8507-000-00 Depr - Internally Devel	(1,957,131.40)	(176,445.23)	(325,815.12)	(516,498.90)	(691,354.17)	(872,037.94)	(1,053,019.30)	(1,240,033.36)	(1,427,047.43)	(1,612,686.60)	(1,804,513.74)	(1,990,152.96)	(2,189,132.17)
8510-000-00 Allocated Depreciation	6,009,287.92	528,097.81	990,003.24	1,512,516.00	2,018,113.54	2,537,119.08	3,046,547.52	3,607,664.54	4,183,483.65	4,950,348.51	5,627,082.43	6,245,179.43	6,860,644.59
8590-000-00 Amortization EDGA UT	(2,253.96)	(187.83)	(375.66)	(563.49)	(751.32)	(939.15)	(1,126.98)	(1,314.81)	(1,502.64)	(1,690.47)	(1,878.30)	(2,066.13)	(2,253.96)
8591-000-00 Amortization EDGA CT	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
8592-000-00 Amortization EDGX UT	(2,093.04)	(174.42)	(348.84)	(523.26)	(697.68)	(872.10)	(1,046.52)	(1,220.94)	(1,395.36)	(1,569.78)	(1,744.20)	(1,918.62)	(2,093.04)
8593-000-00 Amortization EDGX CT	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
9000-000-00 Allocated Other	1,666,818.54	135,786.50	234,945.14	356,271.98	470,934.20	595,796.44	721,278.78	824,127.20	989,582.42	1,116,244.32	1,299,122.50	1,500,136.50	1,750,416.62
9001-000-00 Company Holiday Party	(30,000.00)				(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(16,925.13)	(57,000.91)
9002-000-00 Bank Fees	(545.97)	(104.81)	(298.33)	(955.35)	(1,311.23)	(1,815.05)	(2,218.62)	(2,477.07)	(2,646.63)	(2,958.53)	(3,126.91)	(3,284.35)	(3,442.53)
9004-000-00 Misc Expense	(193,260.19)	(3,316.25)	(11,176.39)	(13,140.22)	(14,534.53)	(67,734.23)	(78,281.55)	(71,476.57)	(83,347.24)	(91,837.73)	(129,927.53)	(128,440.79)	(187,790.78)
9005-000-00 General Insurance Exp	(375,771.79)	(43,881.22)	(75,877.61)	(107,874.00)	(139,870.39)	(171,866.78)	(203,863.17)	(235,859.56)	(267,855.95)	(299,852.34)	(310,054.80)	(343,712.97)	(377,371.14)
9006-000-00 Office Expense	(187,954.66)	(10,862.20)	(16,173.97)	(25,673.94)	(42,271.09)	(49,113.07)	(53,003.87)	(57,949.43)	(63,124.85)	(73,370.98)	(92,752.49)	(126,319.26)	(138,512.77)
9007-000-00 Postage & Freight	(28,942.45)	(3,296.27)	(4,813.04)	(6,790.66)	(9,254.46)	(10,750.71)	(11,769.89)	(12,506.31)	(13,476.47)	(16,034.33)	(18,546.82)	(20,270.31)	(26,609.24)
9010-000-00 Training - Corporate				(5,377.50)	(7,900.60)	(19,390.35)	(23,295.10)	(26,825.85)	(30,225.60)	(32,416.18)	(48,345.93)	(62,035.68)	(75,528.08)
9010-252-00 Training - Sales	(11,308.40)									(1,500.00)	18,300.00	18,300.00	18,300.00
9010-609-00 Training - Operations	(19,306.08)	(225.00)	(2,783.38)	(8,033.38)	(11,813.38)	(11,813.38)	(17,753.88)	(19,166.88)	(19,166.88)	(21,656.88)	(40,840.61)	(48,025.61)	(48,025.61)
9010-701-00 Training - Accounting/F	(15,131.00)					(115.30)	(115.30)	(615.30)	(615.30)	(615.30)	(2,387.30)	(2,387.30)	(2,387.30)
9010-713-00 Training - Administratio	(68,695.84)	(6,726.09)	(8,030.84)	(6,121.34)	(6,121.34)	(6,121.34)	(6,221.34)	(9,157.96)	(9,157.96)	(9,406.96)	(9,406.96)	(9,406.96)	(11,044.80)
9010-750-00 Training - Compliance/L	(18,406.90)	(553.33)	(4,327.25)	(5,304.99)	(5,763.32)	(6,221.65)	(6,670.98)	(8,388.31)	(10,746.94)	(11,752.73)	(10,780.80)	(21,517.80)	(34,022.49)
9010-820-00 Training - IT	(221,177.11)	(5,925.23)	(13,516.90)	(19,736.90)	(22,235.90)	(32,369.15)	(44,960.64)	(60,043.18)	(68,063.28)	(81,903.29)	(85,755.19)	(94,428.19)	(102,613.19)
9011-055-00 T&E - Strategy	(130,929.68)	(9,983.36)	(10,393.36)	(24,865.18)	(29,751.18)	(29,809.14)	(30,343.23)	(30,458.47)	(32,286.09)	(32,353.14)	(60,630.08)	(62,940.51)	(63,033.61)
9011-252-00 T&E - Sales	(10,387.07)	(73.00)	(292.14)	(786.27)	(1,822.79)	(2,269.87)	(3,167.86)	(4,489.77)	(4,968.26)	(5,929.39)	(7,621.93)	(9,149.34)	(10,550.55)
9011-609-00 T&E - Operations	(34,210.46)	(3,642.71)	(6,422.86)	(7,590.24)	(7,911.77)	(13,371.61)	(18,285.85)	(20,766.29)	(22,492.69)	(27,849.59)	(32,277.69)	(33,751.94)	(40,536.20)
9011-701-00 T&E - Accounting/Finar	(7,156.78)	(543.85)	(543.86)	(568.54)	(763.54)	(872.84)	(872.84)	(1,157.93)	(4,866.05)	(4,743.06)	(5,652.06)	(5,858.79)	(5,858.79)
9011-713-00 T&E - Administration	(31,779.97)	(3,453.40)	(5,557.20)	(10,566.86)	(12,763.97)	(15,005.30)	(23,439.54)	(26,273.12)	(30,808.26)	(33,322.83)	(47,169.01)	(77,601.40)	(84,767.78)
9011-750-00 T&E - Compliance/Leg	(29,935.71)	(2,117.82)	(3,902.16)	(6,942.26)	(12,078.56)	(17,097.20)	(20,972.86)	(24,327.00)	(30,748.79)	(32,540.23)	(34,097.75)	(46,384.98)	(52,504.60)
9011-820-00 T&E - IT	(85,427.40)	(3,208.34)	(6,983.10)	(17,988.99)	(31,537.76)	(50,237.26)	(64,021.96)	(70,161.51)	(79,527.80)	(87,914.72)	(100,409.21)	(107,309.16)	(121,202.43)
9012-000-00 Good Deeds Charitable	(60,000.00)	(6,250.00)	(12,500.00)	(18,750.00)	(25,000.00)	(31,250.00)	(37,500.00)	(43,750.00)	(50,000.00)	(56,250.00)	(62,500.00)	(68,750.00)	(75,000.00)
9013-000-00 Dues, Subscriptions, P	(98,137.83)	(31,623.60)	(51,352.74)	(69,205.35)	(86,303.25)	(56,647.07)	(72,586.56)	(96,341.55)	(113,702.24)	(135,110.96)	(158,214.27)	(174,936.55)	(195,013.82)
9014-000-00 Taxes Other	(850.00)												
9016-000-00 Other Charitable Contri	(7,500.00)								(50,000.00)	(55,000.00)	(55,000.00)	(55,000.00)	(55,000.00)
9100-000-00 State Income Taxe	(376,641.00)												
9110-000-00 Federal Income Tax	(7,404,926.00)	(817,442.00)	(1,905,560.00)	(2,999,342.00)	(4,062,688.00)	(5,013,167.00)	(6,216,149.00)	(6,928,152.79)	(7,445,866.79)	(8,180,419.00)	(8,928,660.00)	(8,751,443.00)	(13,570,933.00)
9500-000-00 Rent Expense	0.01					0.01	0.01	0.01	0.01	0.01	0.01	0.03	
9600-000-00 Interest Expense		(50,000.00)	(80,000.00)	(115,000.00)	(145,220.96)	(172,870.96)	(200,370.96)	(225,589.64)	(249,541.80)	(290,646.06)	(330,646.06)	(365,646.06)	(355,278.97)
Total Retained Earnings	11,206,070.69	12,200,230.18	12,697,675.07	13,559,028.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
Total Stockholder's Equity	59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,546.67	75,476,720.06	76,353,281.39	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
Total Liabilities and Stockholders	92,641,126.51	87,081,664.04	89,966,087.72	92,567,706.10	92,707,868.31	92,825,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$12,342,944.05	$4,300,855.90	$11,980,258.31	$8,613,261.79	$3,922,536.20	$10,169,604.11	$13,919,937.97	$10,900,145.52	$14,363,716.17	$20,620,527.16	$25,731,845.80	$27,641,479.11	$29,364,065.63
Commissions and Fees Receivabl	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
Fixed Assets and Leasehold Imprc	11,795,967.93	11,565,954.31	11,479,561.59	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
Goodwill, Less Accumulated Amor	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Intangible Assets, Less Accumulat	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
Intercompany Rec/(Pay)	8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	6,270,309.02	5,980,123.43
Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Current Tax Rec/(Pay)	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
Other Assets	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
Total Assets	92,641,126.51	87,081,684.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations									26.70				
Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Accrued Compensation and Other	7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
Total Liabilities	32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49
Stockholders' Equity													
Additional Paid-in-Capital	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Retained Earnings	11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
Total Stockholder's Equity	59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,548.67	75,476,720.06	76,353,281.39	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
Total Liabilities and Stockholders	92,641,126.51	87,081,684.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets:													
Cash and Cash Equivalents:													
1001-000-00 DEI JPM Operating Account								5.00					
1002-000-00 Cash - JPM Operating	11,587,624.74	3,288,261.87	11,686,242.58	8,319,476.50	3,628,915.51	9,876,147.70	13,626,818.12	10,607,012.12	14,070,750.41	20,327,719.07	25,435,639.10	27,356,770.93	28,798,996.80
1003-000-00 Cash - JPM Payroll	755,119.31	1,012,594.03	294,015.73	293,785.29	293,620.69	293,456.41	293,119.85	293,128.40	292,965.76	292,808.09	296,206.70	284,708.18	565,068.83
Total Cash and Cash Equivalent	12,342,944.05	4,300,855.90	11,980,258.31	8,613,261.79	3,922,536.20	10,169,604.11	13,919,937.97	10,900,145.52	14,363,716.17	20,620,527.16	25,731,845.80	27,641,479.11	29,364,065.63
Commissions and Fees Receivable:													
1130-000-00 AR - Allowance for Dou	(341,374.25)	(299,122.02)	(224,258.95)	(177,397.32)	(226,263.47)	(256,122.13)	(281,122.13)	(288,125.86)	(332,268.95)	(346,666.96)	(427,542.47)	(267,454.59)	(138,203.83)
1141-000-00 AR - Connectivity Fees	2,525,706.80	2,822,870.90	3,181,081.45	3,247,918.14	2,773,027.67	2,777,685.39	3,102,133.57	3,222,153.01	2,392,957.45	3,430,712.15	3,379,383.82	3,891,355.88	3,585,343.48
1150-000-00 Due from ISE LLC	135,330.26	67,590.13	141,955.06	204,341.06	67,590.13	146,490.13	219,752.73	291,141.73	362,530.73	86,815.71	61,368.40	70,414.27	28,800.00
1199-000-00 Miscellaneous Receiva	3,874.51	3,874.51	37,270.69	(75,992.84)	3,874.51	3,874.51	3,874.51	3,874.51	(407.25)	49,592.76	49,592.76	49,592.76	49,453.86
4013-000-00 Corridssions Clearing	(4,858.75)	(4,858.71)	(4,858.71)	(4,858.71)	(4,858.71)								
Total Commissions and Fees Re	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
Fixed Assets and Leasehold Improvements Less Depreciation:													
1500-000-00 Hardware	7,457,568.85	7,480,131.03	7,642,532.47	7,978,262.78	8,036,858.19	8,139,628.15	8,169,767.75	8,733,512.09	9,191,246.12	10,471,934.26	10,493,918.28	10,513,061.61	10,532,363.76
1502-000-00 Software	7,437,476.74	7,437,476.74	7,445,476.74	7,468,972.95	7,603,342.95	7,613,856.75	7,613,856.75	8,255,943.61	8,255,943.61	8,255,943.61	8,255,943.61	8,378,051.60	8,378,051.60
1503-000-00 Network Equipment	907,919.57	907,919.57	907,919.57	907,919.57	947,996.43	947,996.43	947,996.43	947,996.43	1,035,396.93	1,029,996.93	1,029,996.93	1,029,996.93	1,029,996.93
1504-000-00 Telephone Equipment	177,181.32	253,320.07	253,320.07	264,629.87	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	355,108.22	366,705.56	366,705.56
1505-000-00 Leasehold Improvemer	5,112,151.42	5,112,865.42	5,119,397.42	5,119,397.42	5,198,913.83	5,261,802.99	5,278,219.69	5,494,960.25	5,673,175.16	5,870,141.18	6,143,871.37	6,218,451.56	6,254,587.81
1506-000-00 Furniture and Fixtures	1,245,670.21	1,245,670.21	1,245,670.21	1,246,871.75	1,248,057.61	1,249,278.75	1,366,136.99	1,377,062.35	1,389,988.54	1,394,904.57	1,394,904.57	1,394,904.57	1,444,445.57
1507-000-00 Internally Developed S	12,042,738.40	12,233,125.73	12,423,513.06	12,655,563.40	12,859,838.40	13,064,113.40	13,330,234.23	13,555,124.50	13,780,014.77	13,931,264.29	14,164,801.79	14,398,340.20	14,621,152.70
1549-000-00 Fixed Asset Clearing	(89.19)	0.81	0.81	0.81	0.81	0.81	0.81	0.81			(10,992.00)		
1550-000-00 A/Depr - Hardware	(3,700,639.19)	(3,885,094.04)	(4,047,311.79)	(4,234,625.64)	(4,416,473.17)	(4,599,859.48)	(4,777,026.16)	(4,972,691.07)	(5,180,268.98)	(5,411,234.52)	(5,646,634.24)	(5,880,559.52)	(6,125,902.34)
1551-000-00 A/Depr - Datacenter Ha	(1,895,098.20)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,923,303.93)	(1,927,700.71)	(1,949,596.55)	(1,976,949.10)
1552-000-00 A/Depr - Software	(6,383,325.17)	(6,447,304.75)	(6,496,190.38)	(6,550,161.20)	(6,605,553.81)	(6,663,090.22)	(6,718,296.17)	(6,793,503.55)	(6,868,512.73)	(6,939,237.95)	(7,013,112.15)	(7,085,511.94)	(7,156,203.69)
1553-000-00 A/Depr - Network Equip	(884,349.03)	(892,513.11)	(899,887.12)	(908,051.20)	(909,148.20)	(910,281.76)	(911,378.76)	(912,512.32)	(916,117.98)	(914,075.70)	(917,681.36)	(921,170.71)	(924,776.33)
1554-000-00 A/Depr - Telephone Eq	(145,377.31)	(149,677.85)	(153,562.21)	(158,054.76)	(163,052.73)	(168,217.30)	(173,215.27)	(178,379.85)	(181,522.82)	(184,516.06)	(188,523.06)	(192,591.28)	(196,232.43)
1555-000-00 A/Depr - Leasehold Imp	(2,226,888.02)	(2,292,320.10)	(2,351,481.40)	(2,416,981.39)	(2,482,444.88)	(2,551,128.91)	(2,617,779.35)	(2,690,745.81)	(2,766,092.24)	(3,017,683.76)	(3,103,586.82)	(3,186,312.14)	(3,226,459.21)
1556-000-00 A/Depr - Furniture and	(555,732.47)	(569,815.62)	(582,726.18)	(596,921.95)	(610,673.69)	(624,898.65)	(640,035.76)	(655,809.91)	(671,740.77)	(686,795.90)	(756,124.32)	(772,491.53)	(790,004.77)
1557-000-00 A/Depr - Internally Dev	(8,670,275.72)	(8,846,720.95)	(9,006,090.84)	(9,186,774.62)	(9,361,629.89)	(9,542,313.66)	(9,723,295.02)	(9,910,309.08)	(10,097,323.15)	(10,280,464.40)	(10,472,291.54)	(10,657,930.76)	(10,856,909.97)
1501-000-00 Datacenter Hardware	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,923,445.41	2,078,892.58	2,723,372.63	2,890,491.67
Total Fixed Assets and Leasehol	11,795,967.93	11,565,954.31	11,479,561.58	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
Goodwill, Less Accumulated Amortization:													
1600-000-00 Goodwill	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Total Goodwill, Less Accumulate	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Intangible Assets, Less Accumulated Amortization:													
1620-000-00 Intangible Asset - EDG	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00
1625-000-00 Accumulated Amort - E	(5,447.07)	(5,634.90)	(5,822.73)	(6,010.56)	(6,198.39)	(6,386.22)	(6,574.05)	(6,761.88)	(6,949.71)	(7,137.54)	(7,325.37)	(7,513.20)	(7,701.03)
1626-000-00 Accumulated Amort ED	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
1630-000-00 Intangible Asset - EDG	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00
1631-000-00 Intangible Asset - EDG	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00
1635-000-00 Accumulated Amort ED	(5,058.18)	(5,232.60)	(5,407.02)	(5,581.44)	(5,755.86)	(5,930.28)	(6,104.70)	(6,279.12)	(6,453.54)	(6,627.96)	(6,802.38)	(6,976.80)	(7,151.22)
1636-000-00 Accumulated Amort ED	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
1621-000-00 Intangible Asset - EDG	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00
Total Intangible Assets, Less Ac	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
Intercompany Rec/(Pay):													
1400-000-00 Intercompany - DE Ro	279,822.36	384,708.50	359,203.65	339,001.22	335,168.06	346,170.13	299,847.65	342,385.90	357,179.81	353,084.63	351,831.62	395,589.00	253,628.00
1403-000-00 Intercompany EDGA	3,777,457.29	2,678,015.31	2,759,327.96	5,404,093.81	8,236,437.08	5,669,788.30	2,705,182.29	3,201,841.15	3,268,780.13	3,151,192.81	3,007,924.88	2,827,928.41	2,955,703.32
1404-000-00 Intercompany EDGX	4,838,942.25	8,179,310.93	3,226,758.59	6,417,249.92	9,769,151.12	3,638,571.52	3,446,615.88	7,400,296.28	8,050,851.34	4,004,910.75	3,855,507.42	3,888,881.61	2,837,856.11
1401-000-00 Intercompany - DE Hol	(33,440.00)				(7,477.16)	(57,859.00)		9,317.21	(60,058.00)	(182,893.41)	(278,339.52)	(642,090.00)	(67,064.00)
Total Intercompany Rec/(Pay)	8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	6,270,309.02	5,980,123.43

Deferred Tax Asset:													
1310-000-00 Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Total Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Current Tax Rec/(Pay):													
1302-000-00 UEZ NJ Sales Tax Rec	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
Total Current Tax Rec/(Pay)	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
Other Assets:													
1300-000-00 Prepaid Expenses	3,016,741.54	3,108,390.09	2,795,828.59	2,835,531.24	2,053,766.15	4,570,152.82	4,246,571.98	4,376,467.28	4,066,814.82	3,175,478.12	2,955,322.79	3,023,199.58	3,011,753.94
1303-000-00 Deposits	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00			
1304-000-00 Exchange Membership	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20			
1301-000-00 Prepaid Insurance	297,949.97	265,953.58	233,957.19	201,960.80	169,964.41	137,968.02	105,971.63	73,975.24	41,978.85	9,982.45	403,898.00	370,239.83	336,581.66
Total Other Assets	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
Total Assets	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations:													
2200-000-00 Accrued Route Fees									26.70				
Total Payable to Brokers, Dealers, and Clearing Organizations									26.70				
Rebates Payable:													
2100-000-00 Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Total Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Loans Payable:													
2350-000-00 Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Total Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Accrued Compensation and Other Accrued Expenses:													
2400-000-00 Accrued Payroll Expen	2,780.77	3,938.27	5,375.77	6,538.29	(1,987.96)	(587.96)	812.04	(3,507.21)	(3,494.72)	(1,914.74)	3,187.18	31.86	2,829.56
2402-000-00 T&E Clearing Account				0.40	0.40	(0.60)	(0.61)	(0.61)				0.20	
2404-000-00 FSA		(1,768.52)	(5,062.68)	(5,371.19)	(6,805.22)	(12,826.41)	(26,802.19)	(30,025.43)	(27,006.32)	(27,643.97)	(34,613.98)	(43,440.09)	
2405-000-00 Bonus Accrual	6,832,000.03	730,842.20	1,743,842.20	2,717,842.20	3,553,513.04	4,460,513.04	5,265,513.04	6,006,513.04	6,821,513.04	7,621,513.04	8,299,440.35	9,109,440.35	10,469,159.66
2500-000-00 Accounts Payable	28,366.66	375,351.06	28,366.66	28,366.66	112,966.10						65,192.57		
2501-000-00 Accrued Audit and Tax	352,235.90	415,278.35	550,237.15	380,406.25	406,966.41	458,423.36	237,736.86	675,939.69	988,340.35	466,120.00	372,904.97	459,684.97	311,326.76
2502-000-00 Other Accrued Expens	60,540.61	219,902.64	273,494.14	263,161.39	290,640.70	38,090.38	84,513.19	103,488.69	67,427.16	83,913.66	125,033.70	160,917.68	124,542.62
2503-000-00 Payable to Knight	422.65	422.65	422.65	37.28	6,607.50								
2504-000-00 Accrued Rent	0.01	(2,015.99)	(2,015.99)	(20,735.99)	(24,812.79)								
2505-000-00 Accrued Lease Expens	(0.01)	(0.01)	(9,440.04)	28,320.08	37,760.11	47,200.14	56,640.17	66,080.20	75,520.23	84,960.26	94,400.29	103,840.32	113,280.35
2506-000-00 Accrued Data Comm.	1,024,698.96	684,718.14	1,053,343.80	1,111,485.08	779,029.11	834,921.13	785,355.95	1,620,544.92	746,399.34	840,047.35	1,054,400.00	812,732.77	680,798.62
2507-000-00 Accrued Legal Fees	179,617.22	171,874.90	109,793.11	74,654.45	68,398.80	80,268.61	114,762.71	480,772.42	1,475,338.39	1,440,023.33	1,060,158.57	696,680.38	49,038.61
2508-000-00 Sales Tax Payable	20,626.68	37,669.94	(73,809.16)	(88,370.26)	(90,324.88)	(77,958.10)	(75,260.46)	(75,519.65)	(69,192.80)	(66,943.30)	(66,696.74)	(64,895.34)	(66,562.59)
2509-000-00 Deferred Rent Expense	571,670.86	572,507.86	573,344.86	574,121.86	575,018.86	575,855.86	576,692.86	577,529.86	578,366.86	579,203.86	580,040.86	580,877.86	581,714.86
2510-000-00 Accrued Tax Expense	(2,663,258.79)	(1,814,409.79)	(693,882.45)	70,899.55	874,245.55	1,824,724.55	820,806.55	1,542,127.55	2,102,216.55	2,854,768.76	5,564,104.76	6,398,159.76	3,478,370.07
2511-000-00 Accrued Regulatory Fe	720,954.50	698,244.75	644,957.75	915,812.75	852,108.00	552,279.75	657,325.50	840,548.50	602,799.00	702,846.00	785,846.00	604,000.00	829,439.00
2512-000-00 Accrued Project Delta Expenses													383,300.47
2550-000-00 Deferred Connectivity I	588,500.03	542,877.67	493,525.15	445,551.21	399,996.13	353,225.78	302,764.95	253,812.06	206,078.21	155,772.94	103,848.62	51,924.30	547,999.98
2401-000-00 Payroll Clearing Accou	0.19	0.19	0.18	(0.22)	(0.22)	0.75	2,670.15		(0.01)			1,250.02	
Total Accrued Compensation an	7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
Total Liabilities	32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49

Stockholders' Equity

Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Total Additional Paid-In-Capital	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Retained Earnings:													
3100-000-00 Retained Earnings	817,657.06	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69
4040-000-00 Bad Debt Expense	(170,000.00)	(15,000.00)	(30,000.00)	(65,000.00)	(115,000.00)	(140,000.00)	(165,000.00)	(180,000.00)	(225,000.00)	(240,000.00)	(255,000.00)	(97,027.73)	(1,287,236.39)
4060-000-00 Connectivity Revenue	19,902,963.51	1,901,600.44	3,857,163.33	5,807,297.02	7,755,486.33	9,870,391.98	12,001,185.31	14,383,194.99	16,722,752.73	19,079,082.05	21,361,474.19	23,649,378.51	25,950,740.93
4070-000-00 Other Income	20,515.85								312.74	312.74	3,872.74	5,210.14	5,210.14
4080-000-00 Gain on Sale of Asset	16,500.00												
5030-000-00 Rebate Expense						(14,605.26)	(18,355.26)	(22,105.26)	(25,855.26)	(29,605.26)	(29,082.79)	(32,832.79)	(36,582.79)
6000-000-00 Allocated Comp and Be	28,993,740.38	2,588,398.04	5,356,668.62	8,044,506.22	10,627,013.54	13,271,222.26	15,809,668.90	18,403,896.54	20,945,593.34	23,527,979.00	26,035,048.88	28,485,515.88	31,498,930.46
6000-252-00 Salary Expense - Sales	(1,802,982.15)	(166,336.45)	(336,355.29)	(504,691.18)	(664,297.88)	(825,719.58)	(986,306.28)	(1,146,402.98)	(1,305,564.68)	(1,466,534.80)	(1,626,432.30)	(1,787,560.62)	(1,948,457.32)
6000-609-00 Salary Expense - Oper	(2,059,779.06)	(174,083.40)	(352,291.78)	(532,541.83)	(717,033.55)	(909,748.55)	(1,111,323.61)	(1,313,173.67)	(1,515,573.73)	(1,709,998.79)	(1,912,442.69)	(2,113,742.75)	(2,315,935.33)
6000-701-00 Salary Expense Accou	(794,719.98)	(83,750.02)	(165,929.37)	(243,846.05)	(321,762.73)	(404,749.68)	(486,256.03)	(564,172.71)	(642,039.39)	(720,006.07)	(793,403.39)	(859,854.72)	(937,771.40)
6000-713-00 Salary Expense - Admi	(1,280,552.06)	(124,166.69)	(248,365.82)	(372,532.50)	(496,699.18)	(620,865.86)	(745,032.54)	(869,199.22)	(993,365.90)	(1,117,532.58)	(1,241,699.26)	(1,365,865.94)	(1,490,032.62)
6000-750-00 Salary Expense - Com	(1,984,166.87)	(169,415.03)	(336,790.05)	(504,465.07)	(672,908.84)	(860,440.97)	(1,061,849.33)	(1,267,292.07)	(1,474,874.42)	(1,678,576.53)	(1,880,397.39)	(2,082,631.37)	(2,273,573.60)
6000-820-00 Salary Expense - IT	(8,928,252.10)	(804,628.04)	(1,620,253.97)	(2,417,771.20)	(3,213,711.97)	(4,029,897.47)	(4,848,125.70)	(5,665,636.19)	(6,494,984.68)	(7,318,685.02)	(8,142,981.53)	(8,941,531.28)	(9,753,055.77)
6004-820-00 Internal Software Capit	1,744,281.50	144,854.00	289,708.00	464,583.33	619,444.43	774,305.53	1,010,833.33	1,192,916.66	1,374,999.99	1,461,499.99	1,644,916.66	1,828,333.33	1,995,312.50
6005-820-00 Internal Software Capit	573,612.17	45,533.33	91,066.66	148,241.67	197,655.57	247,069.47	276,662.50	319,469.44	362,276.38	427,024.99	477,145.82	527,266.65	583,099.98
6010-713-00 Bonus Expense - Admi	(6,515,240.34)	(699,998.97)	(1,649,998.97)	(2,599,998.07)	(3,449,998.97)	(4,299,998.97)	(5,084,998.97)	(5,869,998.97)	(6,634,998.97)	(7,384,998.97)	(8,144,998.97)	(8,904,998.97)	(10,180,314.90)
6011-000-00 Tax/Bene on Bonus	(471,218.12)	(18,000.00)	(81,000.00)	(142,000.00)	(194,000.00)	(251,000.00)	(301,000.00)	(346,000.00)	(396,000.00)	(446,000.00)	(496,000.00)	(546,000.00)	(630,403.38)
6050-252-00 Employer Tax - Sales	(91,667.74)	(19,233.94)	(28,781.83)	(40,669.21)	(50,312.47)	(56,611.80)	(64,850.39)	(71,488.88)	(76,509.07)	(81,625.04)	(88,204.30)	(92,052.27)	(95,898.56)
6050-609-00 Employer Tax - Operati	(129,108.61)	(20,062.56)	(35,023.46)	(48,547.69)	(59,667.01)	(70,885.69)	(82,321.51)	(93,510.86)	(104,706.16)	(114,372.73)	(123,748.53)	(132,214.78)	(139,624.45)
6050-701-00 Employer Tax - Accour	(48,536.55)	(9,686.60)	(15,909.49)	(21,156.84)	(25,596.85)	(30,162.28)	(34,071.85)	(37,706.11)	(41,341.84)	(44,976.10)	(48,391.32)	(51,553.26)	(54,351.47)
6050-713-00 Employer Tax - Admini	(71,929.35)	(13,131.71)	(18,036.76)	(22,883.01)	(27,490.45)	(32,094.97)	(36,479.82)	(40,076.84)	(43,673.70)	(46,784.42)	(49,084.42)	(51,384.41)	(53,680.85)
6050-750-00 Employer Tax - Compli	(115,980.34)	(19,343.34)	(29,165.55)	(38,452.70)	(46,665.94)	(56,096.89)	(66,055.66)	(74,885.33)	(82,958.52)	(90,507.74)	(97,483.26)	(104,195.36)	(109,075.31)
6050-820-00 Employer Tax - IT	(535,894.30)	(99,201.99)	(162,445.94)	(218,251.98)	(270,640.55)	(322,342.60)	(371,707.00)	(417,606.63)	(461,856.80)	(500,819.43)	(532,339.28)	(557,899.29)	(581,528.53)
6060-252-00 401k Match - Sales	(55,368.01)	(23,084.04)	(27,838.22)	(32,809.06)	(37,492.40)	(42,175.74)	(46,859.08)	(52,292.42)	(58,375.76)	(64,709.10)	(68,021.29)	(73,237.33)	(77,062.47)
6060-609-00 401k Match - Operatior	(95,569.16)	(26,351.50)	(34,686.00)	(43,159.50)	(51,904.00)	(61,624.00)	(71,044.00)	(80,013.50)	(89,016.00)	(96,890.50)	(105,160.12)	(112,646.62)	(119,428.62)
6060-701-00 401k Match - Accountir	(28,081.72)	(6,647.00)	(9,497.00)	(12,547.00)	(15,597.00)	(18,647.00)	(21,697.00)	(23,247.00)	(24,422.00)	(25,222.00)	(26,022.00)	(26,609.50)	(26,984.50)
6060-713-00 401k Match - Administr	(43,671.17)	(7,152.50)	(13,925.29)	(20,696.13)	(25,216.97)	(29,175.31)	(33,133.65)	(37,091.99)	(40,050.33)	(42,275.38)	(44,333.72)	(45,492.06)	(50,743.69)
6060-750-00 401k Match - Complian	(35,779.09)	(10,746.34)	(16,663.00)	(22,713.00)	(28,763.00)	(34,813.00)	(40,863.00)	(46,929.50)	(53,012.50)	(57,737.50)	(60,851.28)	(63,976.28)	(67,163.00)
6060-820-00 401k Match - IT	(323,606.87)	(75,871.35)	(108,957.85)	(143,208.82)	(177,526.87)	(211,481.75)	(244,527.55)	(276,386.53)	(306,776.82)	(333,818.33)	(357,891.97)	(379,899.23)	(410,593.21)
6070-000-00 Employee Insurance	(1,241,781.41)	(102,742.87)	(235,526.60)	(357,492.84)	(474,830.27)	(597,168.51)	(726,765.11)	(878,178.09)	(1,002,725.28)	(1,129,269.69)	(1,265,681.77)	(1,402,127.63)	(1,523,155.48)
6075-000-00 Tuition Reimbursement Expense				(1,895.59)	(1,895.59)	(1,895.59)	(1,895.59)	(9,992.08)	(9,992.08)	(20,162.18)	(30,641.48)	(30,641.48)	(30,641.48)
6080-000-00 Stock Option Expense	(1,555,682.00)	(130,000.00)	(260,000.00)	(390,000.00)	(520,000.00)	(650,000.00)	(780,000.00)	(910,000.00)	(1,030,000.00)	(1,150,000.00)	(1,270,000.00)	(1,390,000.00)	(1,507,897.00)
6090-000-00 Phantom Stock Unit Ex	(3,402,067.00)												
7000-000-00 Allocated Bus Dev	1,417,951.14	141,329.86	288,341.14	382,227.74	453,562.58	549,898.28	715,211.14	836,582.24	924,972.62	1,023,535.32	1,182,284.42	1,321,842.42	1,426,596.14
7010-252-00 Sales T&E - Hotel	(27,193.14)		(4,663.97)	(6,532.76)	(9,381.76)	(11,246.66)	(14,857.40)	(18,601.36)	(20,136.47)	(22,863.71)	(28,790.19)	(33,718.32)	(35,105.74)
7011-252-00 Sales T&E - Airfare/Tra	(99,804.55)	(1,401.20)	(5,561.02)	(10,598.97)	(14,185.51)	(16,624.96)	(24,604.61)	(33,074.25)	(38,488.21)	(43,597.49)	(48,683.59)	(61,176.19)	(66,661.55)
7012-252-00 Sales T&E - Car Servic	(72,551.90)	(7,370.86)	(9,355.80)	(18,811.62)	(19,850.07)	(20,819.20)	(32,434.24)	(42,200.92)	(50,075.44)	(52,066.39)	(60,297.35)	(61,807.18)	(74,649.70)
7013-252-00 Sales T&E - Parking	(2,373.92)		(49.75)	(179.75)	(432.75)	(712.75)	(829.75)	(1,299.75)	(1,401.75)	(1,543.75)	(1,572.75)	(1,910.27)	(2,234.27)
7014-252-00 Sales T&E - Client Ent	(50,665.83)		(2,272.00)	(2,272.00)	(12,959.29)	(20,959.29)	(30,502.09)	(58,008.81)	(67,252.38)	(69,160.88)	(70,698.18)	(70,980.44)	(70,980.44)
7015-252-00 Sales T&E - Client Ent	(68,374.55)	(5,020.68)	(14,474.89)	(21,692.48)	(28,813.20)	(36,834.53)	(44,116.33)	(51,087.54)	(55,910.72)	(63,127.80)	(70,931.18)	(82,763.18)	(89,992.76)
7016-252-00 Sales T&E - Ticket Pre	6,816.60												
7017-252-00 Sales T&E - Business I	(8,617.69)		(2,015.00)	(2,015.00)	(5,084.00)	(7,108.00)	(7,907.00)	(8,468.75)	(9,842.43)	(16,077.61)	(16,077.61)	(25,137.61)	(36,258.36)
7030-000-00 Charity Events and Dor	(67,000.00)									(15,000.00)	(15,000.00)	(15,000.00)	(15,000.00)
7040-000-00 Market/Product Resear	12,186.41						(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)
7040-055-00 Market Research - Bra	(125,000.00)	(10,000.00)	(20,000.00)	(30,000.00)	(40,000.00)	(50,000.00)	(60,000.00)	(70,000.00)	(61,690.78)	(71,690.78)	(81,690.78)	(86,690.78)	(85,024.78)
7100-000-00 Advertising	(66,525.00)											(6,800.00)	(6,800.00)
7100-055-00 Marketing/PR Brazil	(127,783.93)	(8,000.00)	(37,187.50)	(24,000.00)	(32,000.00)	(40,000.00)	(48,000.00)	(56,000.00)	(64,000.00)	(72,000.00)	(80,000.00)	(88,675.00)	(96,675.00)
7101-000-00 Promotional	(186,106.78)	(39,612.57)	(49,579.54)	(53,784.27)	(55,920.81)	(72,217.53)	(77,533.80)	(86,028.79)	(96,914.73)	(104,501.02)	(128,062.40)	(130,929.35)	(144,890.60)
7102-000-00 Sponsorship	(242,141.25)	(49,000.00)	(89,500.00)	(115,500.00)	(124,000.00)	(146,000.00)	(192,500.00)	(210,500.00)	(211,810.00)	(217,851.67)	(275,935.00)	(324,018.33)	(354,601.66)
7103-000-00 Public Relations	(200,858.64)	(10,588.24)	(34,676.48)	(45,264.65)	(57,094.65)	(68,754.60)	(100,913.71)	(114,342.31)	(130,704.95)	(142,513.40)	(153,965.40)	(170,359.90)	(180,532.40)
7104-000-00 Marketing Materials	(31,159.69)	(3,040.58)	(6,583.14)	(17,515.48)	(19,223.81)	(23,820.14)	(26,180.58)	(30,097.84)	(34,042.18)	(48,817.23)	(59,436.00)	(63,044.99)	(67,434.51)
7105-000-00 Website	(25,052.50)	(8,997.50)	(9,345.00)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(56,268.75)	(56,268.75)	(62,418.75)	(65,868.75)	(65,868.75)
7106-252-00 T&E - Marketing	(35,734.68)	(298.22)	(3,077.04)	(3,479.50)	(4,035.46)	(4,219.35)	(4,250.35)	(6,290.64)	(6,432.79)	(6,454.79)	(8,725.18)	(12,962.51)	(13,885.62)
7500-000-00 Allocated Professional	11,338,254.63	904,053.03	1,781,549.32	2,485,781.33	3,531,730.32	4,655,558.93	5,584,076.48	7,446,505.31	9,550,972.52	11,219,922.39	12,598,578.66	13,816,441.66	15,067,439.64
7510-000-00 Audit and Tax Fees	(1,782,796.90)	(128,627.25)	(251,226.05)	(382,496.65)	(569,855.66)	(797,355.66)	(899,334.52)	(1,016,834.52)	(663,000.93)	(842,894.71)	(940,891.41)	(1,102,490.91)	(1,235,990.91)
7520-000-00 Legal Fees	(1,346,058.27)	(25,967.09)	(54,879.67)	(63,415.74)	(132,004.99)	(172,017.04)	(236,971.26)	(631,971.26)	(277,752.49)	(338,004.39)	(435,618.86)	(454,022.85)	(484,022.85)
7520-055-00 Legal - Brazil	(316,417.39)	(17,000.00)	(24,000.00)	(37,000.00)	(39,226.53)	(45,226.53)	(61,107.70)	(91,107.70)	(120,999.18)	(142,710.54)	(120,560.73)	(161,215.26)	(168,792.87)
7530-000-00 Regulatory Fees	(3,090,022.91)	(265,000.17)	(500,686.34)	(754,061.51)	(1,085,676.66)	(1,502,541.23)	(1,854,739.80)	(2,184,894.37)	(2,569,115.94)	(2,890,498.51)	(3,198,271.08)	(3,511,048.65)	(3,985,347.16)
7540-000-00 Recruiting Fees	(389,000.00)	(50,000.00)	(120,000.00)	(146,507.80)	(194,428.87)	(194,438.87)	(254,438.87)	(316,938.87)	(393,784.28)	(413,784.28)	(413,784.28)	(413,784.28)	(449,034.28)
7550-000-00 Consulting - IT	(1,870,862.00)	(160,583.33)	(429,017.43)	(615,434.10)	(937,241.88)	(1,209,329.17)	(1,420,745.83)	(1,733,712.71)	(1,960,133.55)	(2,181,883.55)	(2,357,669.40)	(2,583,075.20)	(2,824,022.28)
7551-000-00 Consulting - Finance ai	(82,034.02)	(68,779.00)	(120,018.00)	(136,582.00)	(165,514.82)	(192,753.72)	(235,720.30)	(752,200.00)	(788,579.02)	(826,117.92)	(848,915.05)	(873,493.96)	(903,448.31)
7552-000-00 Consulting Legal/Comp	(592,080.70)	(45,000.00)	(103,125.13)	(130,125.13)	(150,321.44)	(196,575.73)	(219,510.48)	(241,767.48)	(210,793.00)	(225,606.59)	(230,573.97)	(290,922.73)	(321,359.11)
7553-055-00 Consulting - Brazil	(307,323.56)	(55,366.66)	(55,366.66)	(55,366.66)	(55,366.66)	(27,000.00)	(27,000.00)	(27,000.00)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)
7554-000-00 Strategic Initiatives	(610,528.48)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(2,020,977.71)	(2,701,091.59)	(3,262,908.00)	(3,571,959.49)	(3,734,720.28)
7560-000-00 Payroll Processing Fee	(60,570.66)	(11,878.38)	(13,884.88)	(17,113.58)	(23,122.68)	(27,151.86)	(32,876.32)	(34,542.57)	(37,540.02)	(40,540.58)	(49,228.37)	(52,777.48)	(55,318.32)
7570-000-00 Board Member Compo	(890,559.70)	(75,671.98)	(109,166.00)	(147,499.00)	(238,780.98)	(290,989.98)	(341,452.26)	(415,356.70)	(486,995.63)	(595,488.96)	(719,856.75)	(795,350.08)	(893,082.45)
8000-000-00 Telephone	(260,478.42)	(24,738.02)	(48,497.98)	(73,392.05)	(98,073.65)	(125,161.58)	(151,237.04)	(177,198.34)	(201,443.21)	(228,078.68)	(252,682.92)	(279,069.30)	(305,173.06)

8001-000-00 Communications	(102,101.47)	(8,764.19)	(16,034.24)	(23,718.78)	(30,069.05)	(35,116.99)	(41,618.18)	(48,176.17)	(57,218.90)	(64,941.83)	(71,758.55)	(77,140.37)	(84,300.20)
8002-000-00 Market Data Fees	(804,730.50)	(66,312.55)	(132,625.10)	(213,345.51)	(277,470.51)	(361,690.70)	(445,864.58)	(526,289.71)	(634,654.52)	(717,404.53)	(825,059.99)	(915,050.98)	(1,026,666.65)
8003-000-00 Connectivity Line	(4,374,699.69)	(378,570.18)	(703,678.34)	(1,084,445.52)	(1,593,246.47)	(2,053,180.49)	(2,450,473.75)	(2,890,552.76)	(3,263,305.16)	(3,889,869.94)	(4,342,693.57)	(4,955,264.07)	(5,389,428.87)
8004-000-00 Data Center Facilities		(608,645.36)	(1,500,987.19)	(2,236,589.03)	(2,980,862.63)	(3,725,078.48)	(4,471,374.38)	(5,215,822.35)	(5,970,698.58)	(6,722,261.44)	(7,472,906.49)	(8,090,324.48)	(8,701,330.74)
8005-000-00 Office Facilities		(3,217.08)	(34,419.74)	(47,563.05)	(70,137.72)	(93,427.69)	(116,443.99)	(138,305.26)	(153,924.81)	(178,988.67)	(204,698.69)	(227,340.68)	(254,382.42)
8006-000-00 Computer Hardware	(7,752,428.57)	(609,546.09)	(1,213,168.37)	(77,701.27)	(88,483.17)	(112,046.68)	(122,827.33)	(139,831.39)	(149,105.83)	(168,633.50)	(189,218.08)	(200,005.39)	(223,186.06)
8007-000-00 Computer HW Maint/S	(821,637.28)	(32,746.36)	(44,443.18)	(128,387.02)	(164,817.80)	(210,402.23)	(254,216.90)	(297,463.18)	(343,500.17)	(372,747.09)	(418,465.42)	(514,992.11)	(592,843.50)
8008-000-00 Software	(1,659,633.99)	(152,592.99)	(312,469.58)	(452,064.91)	(596,853.07)	(776,467.69)	(954,919.76)	(1,145,206.14)	(1,290,923.42)	(1,443,620.86)	(1,627,079.35)	(1,818,427.11)	(2,023,924.38)
8009-000-00 SW Maint/Sup	(8,793,311.91)	(269,293.18)	(224,691.95)	(339,590.51)	(409,596.52)	(512,199.10)	(611,038.69)	(709,787.74)	(826,562.14)	(950,843.33)	(1,040,796.27)	(1,109,842.95)	(1,189,954.63)
8010-000-00 Allocated Communicati	23,369,021.54	2,054,426.00	4,032,776.09	6,045,372.39	8,142,873.05	10,321,781.16	12,394,298.19	14,540,795.10	16,677,974.68	18,834,610.28	20,954,209.83	23,129,088.83	25,134,247.52
8011-000-00 Production Security Monitoring			(1,760.42)	(8,146.02)	(18,395.85)	(28,645.65)	(35,031.28)	(41,416.88)	(51,092.48)	(58,478.04)	(65,910.20)	(73,342.35)	(80,774.51)
8012-000-00 Hardware Lease Expense				(1,660,428.72)	(2,214,866.60)	(2,788,363.85)	(3,339,252.32)	(3,912,745.18)	(4,435,545.47)	(4,938,742.40)	(5,441,939.33)	(5,968,279.94)	(6,462,282.50)
8500-000-00 Depr - Hardware	(1,828,152.35)	(184,444.85)	(346,672.60)	(533,986.45)	(715,833.98)	(899,220.29)	(1,076,386.97)	(1,272,051.88)	(1,479,529.79)	(1,734,525.88)	(1,970,125.70)	(2,193,445.63)	(2,438,788.45)
8501-000-00 Depr - Datacenter Harc	(149,503.53)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	18,203.96	13,807.18	(8,088.66)	(35,441.21)
8502-000-00 Depr - Software	(900,994.12)	(63,979.58)	(112,865.21)	(166,836.03)	(222,228.64)	(279,765.05)	(334,971.00)	(410,178.38)	(485,187.56)	(553,413.95)	(627,288.15)	(699,687.94)	(770,379.69)
8503-000-00 Depr - Network Equipr	(116,120.70)	(8,164.08)	(15,538.09)	(23,702.17)	(24,788.17)	(25,932.72)	(27,029.73)	(28,163.29)	(31,768.95)	(35,126.67)	(38,732.33)	(42,221.68)	(45,827.30)
8504-000-00 Depr - Telephone Equi	(35,414.19)	(4,300.54)	(8,184.90)	(12,677.45)	(17,675.42)	(22,838.99)	(27,837.96)	(33,002.54)	(36,145.51)	(39,138.75)	(43,145.75)	(47,213.97)	(50,855.12)
8505-000-00 Depr - Leasehold Impr	(756,051.80)	(65,432.08)	(124,593.38)	(190,093.37)	(255,556.86)	(324,240.89)	(390,891.33)	(463,857.79)	(539,204.32)	(788,869.74)	(874,772.80)	(957,498.12)	(997,645.19)
8506-000-00 Depr - Furniture and Fi	(167,595.41)	(14,183.15)	(26,993.71)	(41,189.48)	(54,941.22)	(68,156.18)	(84,303.29)	(100,077.44)	(116,008.30)	(131,063.43)	(200,391.85)	(216,759.06)	(234,272.30)
8507-000-00 Depr - Internally Devel	(1,957,131.40)	(176,445.23)	(335,815.12)	(516,498.90)	(691,354.17)	(872,037.94)	(1,053,019.30)	(1,240,033.36)	(1,427,047.43)	(1,612,686.60)	(1,804,513.74)	(1,990,152.96)	(2,189,132.17)
8510-000-00 Allocated Depreciation	6,009,267.92	528,097.81	990,003.24	1,512,516.00	2,018,113.54	2,537,118.08	3,046,547.52	3,607,664.54	4,183,483.65	4,950,348.51	5,627,082.43	6,245,179.43	6,860,644.59
8590-000-00 Amortization EDGA UT	(2,253.96)	(187.83)	(375.66)	(563.49)	(751.32)	(939.15)	(1,126.98)	(1,314.81)	(1,502.64)	(1,690.47)	(1,878.30)	(2,066.13)	(2,253.96)
8591-000-00 Amortization EDGA CT	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
8592-000-00 Amortization EDGX UT	(2,093.04)	(174.42)	(348.84)	(523.26)	(697.68)	(872.10)	(1,046.52)	(1,220.94)	(1,395.36)	(1,569.78)	(1,744.20)	(1,918.62)	(2,093.04)
8593-000-00 Amortization EDGX CT	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
9000-000-00 Allocated Other	1,666,818.54	135,786.50	234,945.14	356,271.98	470,934.20	595,796.44	721,278.78	824,127.20	989,562.42	1,116,244.32	1,299,122.50	1,500,136.50	1,750,416.62
9001-000-00 Company Holiday Party	(30,000.00)				(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(16,925.13)	(57,000.91)
9002-000-00 Bank Fees	(545.97)	(104.81)	(298.33)	(855.35)	(1,311.23)	(1,815.05)	(2,218.62)	(2,477.07)	(2,646.63)	(2,958.53)	(3,126.91)	(3,284.35)	(3,442.53)
9004-000-00 Misc Expense	(193,260.19)	(3,315.25)	(11,176.39)	(13,140.22)	(14,534.53)	(67,724.23)	(78,281.55)	(71,476.57)	(83,347.24)	(91,837.73)	(129,927.53)	(128,440.79)	(187,790.78)
9005-000-00 General Insurance Exp	(375,771.79)	(43,881.22)	(75,877.61)	(107,874.00)	(139,870.39)	(171,866.78)	(203,863.17)	(235,859.56)	(267,855.95)	(299,852.34)	(310,054.80)	(343,712.97)	(377,371.14)
9006-000-00 Office Expense	(187,954.66)	(10,852.20)	(16,173.97)	(25,673.94)	(42,271.09)	(49,113.07)	(53,003.37)	(57,949.43)	(63,134.85)	(73,370.98)	(92,752.49)	(126,319.26)	(138,512.77)
9007-000-00 Postage & Freight	(28,942.45)	(3,256.27)	(4,813.04)	(6,790.66)	(9,254.46)	(10,750.71)	(11,769.89)	(12,506.31)	(13,476.47)	(16,034.33)	(18,546.82)	(20,270.31)	(26,609.24)
9010-000-00 Training - Corporate				(5,377.50)	(7,900.60)	(19,390.35)	(23,295.10)	(26,825.85)	(30,225.60)	(32,416.18)	(48,345.93)	(62,035.68)	(75,528.08)
9010-252-00 Training - Sales	(11,308.40)									(1,500.00)	18,300.00	18,300.00	18,300.00
9010-609-00 Training - Operations	(19,306.08)	(225.00)	(2,783.38)	(8,033.39)	(11,813.38)	(11,813.38)	(17,753.88)	(19,166.88)	(19,166.88)	(21,656.88)	(40,840.61)	(48,025.61)	(48,025.61)
9010-701-00 Training - Accounting/F	(15,131.00)					(115.30)	(115.30)	(615.30)	(615.30)	(615.30)	(2,387.30)	(2,387.30)	(2,387.30)
9010-713-00 Training - Administratio	(68,695.84)	(6,726.09)	(8,030.84)	(6,121.34)	(6,121.34)	(6,121.34)	(6,221.34)	(9,157.96)	(9,157.96)	(9,406.95)	(9,406.96)	(9,406.96)	(11,044.80)
9010-750-00 Training - Compliance/I	(18,408.90)	(553.33)	(4,327.25)	(5,304.99)	(5,763.32)	(6,221.65)	(6,679.98)	(8,388.31)	(10,746.94)	(11,752.73)	(10,780.80)	(21,517.80)	(34,922.49)
9010-820-00 Training - IT	(221,177.11)	(5,925.23)	(13,516.90)	(19,736.90)	(22,235.90)	(32,369.15)	(44,060.64)	(60,043.18)	(68,063.28)	(81,903.29)	(85,755.19)	(94,428.19)	(102,613.19)
9011-055-00 T&E - Strategy	(130,929.58)	(9,983.36)	(10,393.36)	(24,865.18)	(29,751.18)	(29,809.14)	(30,343.23)	(30,458.47)	(32,286.09)	(32,353.14)	(60,630.08)	(62,940.51)	(63,033.61)
9011-252-00 T&E - Sales	(10,387.07)	(73.00)	(292.14)	(786.27)	(1,822.79)	(2,269.87)	(3,167.86)	(4,489.77)	(4,968.26)	(5,929.39)	(7,621.93)	(9,149.34)	(10,550.55)
9011-609-00 T&E - Operations	(34,210.46)	(3,642.71)	(6,422.86)	(7,590.24)	(7,911.77)	(13,371.61)	(18,285.85)	(20,766.29)	(22,492.69)	(27,849.59)	(32,277.69)	(33,751.94)	(40,536.20)
9011-701-00 T&E - Accounting/Final	(7,158.78)	(543.86)	(543.86)	(568.54)	(763.54)	(872.84)	(872.84)	(1,157.93)	(4,666.05)	(4,743.06)	(5,652.06)	(5,858.79)	(5,858.79)
9011-713-00 T&E - Administration	(31,779.97)	(3,453.40)	(5,557.20)	(10,566.86)	(12,763.97)	(15,005.30)	(23,439.54)	(26,273.12)	(30,808.26)	(33,322.83)	(47,169.01)	(77,601.40)	(84,767.78)
9011-750-00 T&E - Compliance/Leg	(29,935.71)	(2,117.82)	(3,902.16)	(6,942.26)	(12,078.56)	(17,097.20)	(20,972.96)	(24,337.00)	(30,748.79)	(32,540.23)	(34,097.75)	(48,384.98)	(52,504.60)
9011-820-00 T&E - IT	(85,427.40)	(3,208.34)	(6,993.10)	(17,988.99)	(31,537.76)	(50,237.26)	(64,021.96)	(70,161.51)	(79,527.80)	(87,914.72)	(100,409.21)	(107,309.16)	(121,202.43)
9012-000-00 Good Deeds Charitable	(60,000.00)	(6,250.00)	(12,500.00)	(18,750.00)	(25,000.00)	(31,250.00)	(37,500.00)	(43,750.00)	(50,000.00)	(56,250.00)	(62,500.00)	(68,750.00)	(75,000.00)
9013-000-00 Dues, Subscriptions, P	(98,137.83)	(31,623.60)	(51,352.74)	(69,205.35)	(86,303.25)	(56,647.07)	(72,586.56)	(96,341.55)	(113,702.24)	(135,110.96)	(158,214.27)	(174,936.55)	(195,013.82)
9014-000-00 Taxes Other	(850.00)												
9016-000-00 Other Charitable Contri	(7,500.00)								(50,000.00)	(55,000.00)	(55,000.00)	(55,000.00)	(55,000.00)
9100-000-00 State Income Taxe	(376,641.00)												
9110-000-00 Federal Income Tax	(7,404,926.00)	(817,442.00)	(1,905,560.00)	(2,999,342.00)	(4,062,688.00)	(5,013,167.00)	(6,216,149.00)	(6,928,152.79)	(7,445,866.79)	(8,180,419.00)	(8,928,660.00)	(9,751,443.00)	(13,570,933.00)
9500-000-00 Rent Expense	0.01					0.01	0.01	0.01	0.01	0.01	0.01	0.03	
9600-000-00 Interest Expense		(50,000.00)	(80,000.00)	(115,000.00)	(145,220.96)	(172,870.96)	(200,370.96)	(225,589.64)	(249,541.89)	(290,646.06)	(330,646.08)	(365,646.06)	(355,278.97)
Total Retained Earnings	11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
Total Stockholder's Equity	59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,548.67	75,476,720.05	76,353,281.39	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
Total Liabilities and Stockholders	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,845.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge ECN

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013
Assets							
Cash and Cash Equivalents	$10,864,840.77	$11,131,078.71	$11,462,330.07	$11,750,743.09	$11,803,277.24	$11,944,234.83	$12,669,431.74
Commissions and Fees Receivable						58,459.92	(8,014.63)
Securities Owned, at Market Value						13,952.00	
Intercompany Rec/(Pay)	4,530,898.81	5,169,376.82	4,626,942.88	3,973,981.20	4,441,618.04	4,628,269.95	3,794,132.69
Other Assets	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Total Assets	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81
Liabilities and Stockholders' Equity							
Liabilities							
Payable to Brokers, Dealers, and C	2,484,154.37	3,141,727.32	2,714,647.01	2,189,411.66	2,536,575.05	2,711,954.72	2,310,506.94
Rebates Payable	0.02	0.02	0.02	0.02	0.02	0.02	0.02
Accrued Compensation and Other	0.70	0.70	0.70	0.70	0.70	0.70	0.70
Total Liabilities	2,484,155.09	3,141,728.04	2,714,647.73	2,189,412.38	2,536,575.77	2,711,955.44	2,310,507.66
Stockholders' Equity							
Additional Paid-In-Capital	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)
Retained Earnings	38,152,024.26	38,399,167.26	38,615,064.99	38,775,751.68	38,948,759.28	39,171,401.03	39,385,481.91
Total Stockholder's Equity	12,911,584.50	13,158,727.50	13,374,625.23	13,535,311.92	13,708,319.52	13,930,981.27	14,145,042.15
Total Liabilities and Stockholders	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81

	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets						
Cash and Cash Equivalents	$12,816,926.80	$13,122,957.83	$13,502,476.29	$13,308,174.82	$13,564,096.29	$5,886,102.97
Commissions and Fees Receivable						253,034.00
Securities Owned, at Market Value						
Intercompany Rec/(Pay)	3,993,627.56	3,823,339.40	3,378,057.13	4,365,668.24	3,983,555.14	3,905,432.09
Other Assets	0.01					
Total Assets	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06
Liabilities and Stockholders' Equity						
Liabilities						
Payable to Brokers, Dealers, and C	2,482,501.38	2,465,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Rebates Payable	0.02					
Accrued Compensation and Other	0.70					
Total Liabilities	2,482,502.10	2,465,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Stockholders' Equity						
Additional Paid-In-Capital	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(33,240,439.76)
Retained Earnings	39,568,492.03	39,721,427.06	39,837,306.50	40,053,346.03	40,153,066.37	40,393,095.43
Total Stockholder's Equity	14,328,052.27	14,480,987.30	14,596,866.74	14,812,906.27	14,912,626.61	7,152,655.67
Total Liabilities and Stockholders	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06

Direct Edge ECN

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 Cash - BoNY Operatinc	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)					
1002-000-00 Cash - JPM Operating	8,980,303.67	7,973,508.34	10,326,047.40	8,898,150.47	7,294,626.18	7,474,326.12	6,607,717.79	8,271,801.07	9,078,193.01	10,736,581.40	10,622,589.02	10,951,020.03	3,104,666.51
1003-000-00 Cash - BoNY Payroll	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02					
1004-000-00 Cash - Merrill STMM	592,144.93	592,190.35	592,258.48	592,326.62	592,403.93	592,479.39	592,479.39	592,330.85	592,403.86	592,479.31	592,554.78	592,625.38	592,703.29
1010-000-00 Merrill Commissions 3F	(477,129.86)	(626,878.90)	(129,040.87)	(91,188.85)	(98,570.99)	(102,081.85)	(206,776.30)	(95,333.53)	(102,932.78)	(91,686.32)	(90,934.70)	(119,934.38)	(27,489.94)
1011-000-00 Merrill Commissions 3F	(825,522.17)	(985,387.63)	(146,352.40)	(158,166.95)	(52,102.81)	(56,948.16)	(211,965.86)	(150,207.78)	(142,952.52)	(132,310.20)	(130,850.99)	(138,335.94)	(108,959.80)
1012-000-00 Merrill Trading Account	2,595,044.33	4,177,646.68	819,417.59	2,519,621.93	4,066,921.06	4,036,459.46	5,887,976.85	4,198,336.32	3,698,246.26	2,397,412.10	2,314,826.71	2,278,721.20	2,325,182.91
1019-000-00 Due from Merrill	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)					
Total Cash and Cash Equivalent	10,864,840.77	11,131,078.71	11,462,330.07	11,750,743.09	11,803,277.24	11,944,234.83	12,669,431.74	12,816,926.80	13,122,957.83	13,502,476.29	13,308,174.82	13,564,096.29	5,886,102.97
Commissions and Fees Receivable:													
1120-000-00 Activity Remittance Clearing Account						56,459.92	(8,014.63)						
1130-000-00 AR - Allowance for Dou	(393,604.94)	(393,604.94)	(393,604.94)										
1141-000-00 AR - ECN Commission	393,604.94	393,604.94	393,604.94										253,034.00
1142-000-00 Rebate Receivable													
Total Commissions and Fees Receivable						56,459.92	(8,014.63)						253,034.00
Securities Owned, at Market Value:													
1200-000-00 Securities Owned at Market Value						13,952.00							
Total Securities Owned, at Market Value						13,952.00							
Intercompany Rec/(Pay):													
1402-000-00 Intercompany - EDGA	3,942,132.47	4,607,889.05	4,437,531.23	3,723,528.65	4,024,659.53	3,908,342.63	3,217,769.56	3,484,145.40	3,354,563.07	3,038,602.58	3,814,527.87	3,434,745.42	3,498,360.89
1404-000-00 Intercompany - DEI	(279,822.36)	(384,708.50)	(359,202.65)	(339,001.22)	(335,168.06)	(346,170.13)	(299,847.65)	(342,385.90)	(357,179.81)	(353,084.63)	(351,631.62)	(395,589.00)	(253,628.00)
1403-000-00 Intercompany - EDGX	868,588.70	746,196.27	548,615.30	589,453.77	752,126.57	1,066,097.45	876,210.78	851,868.06	825,956.14	692,539.18	902,771.99	944,398.72	660,899.20
Total Intercompany Rec/(Pay)	4,530,898.81	5,169,376.82	4,626,942.88	3,973,981.20	4,441,618.04	4,628,269.95	3,794,132.69	3,993,627.56	3,823,339.40	3,378,057.13	4,365,668.24	3,983,555.14	3,905,432.09
Other Assets:													
1300-000-00 Prepaid Expenses	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01					
Total Other Assets	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01					
Total Assets	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations:													
2200-000-00 Accrued Route Fees	2,158,990.43	2,892,905.07	2,479,816.38	1,979,285.08	2,319,894.01	2,497,865.42	2,104,262.93	2,263,726.78	2,272,938.70	2,081,043.46	2,645,740.94	2,445,949.90	2,632,037.19
2301-000-00 Accrued NSCC Fees	130,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	130,000.00
2302-000-00 Accrued SEC Fees	111,434.26	100,092.57	86,100.49	61,396.44	67,950.90	65,359.16	57,513.87	68,774.60	42,371.23	52,623.22	65,195.85	39,074.92	44,876.20
2300-000-00 Accrued Clearing Fees	83,729.68	83,729.68	83,730.14	83,730.14	83,730.14	83,730.14	83,730.14	85,000.00	85,000.00	85,000.00	85,000.00	85,000.00	85,000.00
Total Payable to Brokers, Dealer	2,484,154.37	3,141,727.32	2,714,647.01	2,189,411.66	2,536,575.05	2,711,954.72	2,310,506.94	2,482,501.38	2,465,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Rebates Payable:													
2100-000-00 Rebates Payable	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02					
Total Rebates Payable	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02					
Accrued Compensation and Other Accrued Expenses:													

2401-000-00 Payroll Clearing Accou	0.56	0.56	0.56	0.56	0.56	0.56	0.56	0.56					
2402-000-00 T&E Clearing Account	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14					
Total Accrued Compensation an	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70					
Total Liabilities	2,484,155.09	3,141,728.04	2,714,647.73	2,189,412.38	2,536,575.77	2,711,955.44	2,310,507.66	2,482,502.10	2,465,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Stockholders' Equity													
Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(33,240,439.76)
Total Additional Paid-In-Capital	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(33,240,439.76)
Retained Earnings:													
3100-000-00 Retained Earnings	28,661,499.62	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16
4001-000-00 DE Route Revenue - E	37,340,758.58	3,516,331.00	6,755,186.00	9,487,297.00	12,257,286.00	15,046,706.00	17,496,241.00	20,158,996.00	22,713,817.00	25,067,515.00	28,000,153.00	30,547,173.00	33,251,720.00
4002-000-00 DE Route Revenue - E	15,215,698.83	1,533,664.00	2,701,871.00	3,909,706.00	5,201,620.00	6,754,132.00	8,229,144.00	9,614,680.00	10,959,818.00	12,190,134.00	13,689,214.00	14,918,033.00	16,051,452.00
4003-000-00 Rebate Revenue													2,841,487.00
4050-000-00 Interest Revenue	25,747.33	842.81	1,488.31	2,308.48	3,112.39	3,764.13	4,307.24	5,018.51	5,726.22	6,547.75	7,467.09	8,324.73	8,851.27
5010-000-00 Ticket Charges - EDGA	(886,760.50)	(42,500.00)	(85,000.00)	(127,500.00)	(170,000.00)	(212,500.00)	(255,000.00)	(298,134.93)	(340,634.93)	(383,134.93)	(425,634.03)	(468,134.93)	(510,634.93)
5011-000-00 Ticket Charges - EDGX	(913,740.23)	(103,732.13)	(212,670.72)	(318,076.70)	(417,670.78)	(519,411.62)	(627,889.32)	(728,154.90)	(830,246.85)	(931,465.52)	(1,025,888.73)	(1,122,119.09)	(1,229,619.09)
5020-000-00 Routing Fees	(1,067,041.03)	(87,407.58)	(132,903.05)	(202,211.16)	(276,607.53)	(348,653.51)	(414,006.79)	(612,998.02)	(719,368.29)	(774,811.45)	(948,304.45)	(929,884.22)	(942,406.00)
5021-000-00 EDGA Exchange Rout	(30,985,757.77)	(2,958,546.93)	(5,686,426.90)	(7,964,738.02)	(10,275,771.00)	(12,594,685.63)	(14,604,689.14)	(16,751,727.47)	(18,848,516.00)	(20,794,333.66)	(23,249,706.08)	(25,353,179.12)	(29,729,891.87)
5022-000-00 EDGX Route Fees	(11,855,288.99)	(1,226,027.85)	(2,132,698.17)	(3,077,637.41)	(4,103,580.68)	(5,341,343.19)	(6,525,370.53)	(7,558,420.97)	(8,600,342.70)	(9,570,343.26)	(10,768,608.97)	(11,725,346.55)	(13,371,551.28)
6000-000-00 Allocated Comp and B	(192,500.00)	(25,000.00)	(50,000.00)	(75,000.00)	(100,000.00)	(125,000.00)	(150,000.00)	(175,000.00)	(200,000.00)	(225,000.00)	(250,000.00)	(275,000.00)	(216,536.00)
7500-000-00 Allocated Professional	(359,483.63)	(27,833.33)	(55,666.66)	(83,499.99)	(111,333.32)	(139,166.65)	(166,999.98)	(194,833.31)	(222,666.64)	(250,499.97)	(278,333.30)	(306,166.30)	(306,252.30)
8010-000-00 Allocated Comm and C	(3,369,325.62)	(273,774.72)	(531,013.43)	(766,790.91)	(1,002,660.95)	(1,248,333.65)	(1,454,183.26)	(1,692,724.69)	(1,941,899.71)	(2,186,495.39)	(2,427,406.79)	(2,705,392.79)	(2,950,625.79)
8510-000-00 Allocated Depreciation	(714,929.24)	(58,100.45)	(107,232.06)	(157,622.47)	(204,087.16)	(251,751.26)	(292,915.97)	(343,927.11)	(399,098.57)	(454,780.89)	(512,667.78)	(577,437.78)	(644,210.78)
9002-000-00 Bank Fees	(7,494.19)	(771.82)	(1,693.50)	(2,507.40)	(3,571.95)	(4,379.85)	(5,179.60)	(6,305.34)	(7,183.57)	(8,050.28)	(8,962.28)	(9,828.83)	(10,712.05)
9004-000-00 Misc Expense									0.84	0.84	0.99	0.99	0.99
3200-000-00 Dividends	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10
Total Retained Earnings	38,152,024.26	38,399,167.26	38,615,064.99	38,775,751.68	38,948,759.28	39,171,401.03	39,385,481.91	39,568,492.03	39,721,427.06	39,837,306.50	40,053,346.03	40,153,066.37	40,393,095.43
Total Stockholder's Equity	12,911,584.50	13,158,727.50	13,374,625.23	13,535,311.92	13,708,319.52	13,930,961.27	14,145,042.15	14,328,052.27	14,480,987.30	14,596,866.74	14,812,906.27	14,912,626.61	7,152,655.67
Total Liabilities and Stockholders	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06

Direct Edge ECN

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues:													
Commission Revenue	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	$52,144,659.00
Total Revenues	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	52,144,659.00
Cost of Revenues:													
Routing Fees	4,271,982.36	3,680,045.76	3,292,558.47	3,411,372.62	3,628,723.12	3,259,384.13	3,379,080.00	3,245,082.53	2,971,259.38	3,727,131.13	3,141,790.39	6,035,439.26	44,043,849.15
Clearing	146,232.13	151,638.59	147,705.98	142,094.08	144,240.84	150,977.70	143,400.51	144,591.95	143,718.67	136,923.21	138,730.36	150,000.00	1,740,254.02
Total Cost of Revenues	4,418,214.49	3,831,684.35	3,440,264.45	3,553,466.70	3,772,963.96	3,410,361.83	3,522,480.51	3,389,674.48	3,114,978.05	3,864,054.34	3,280,520.75	6,185,439.26	45,784,103.17
Gross Margins	631,780.51	575,377.65	499,681.55	508,436.30	568,968.04	514,185.17	525,810.49	510,284.52	469,035.95	567,663.66	495,318.25	494,013.74	6,360,555.83
Gross Margins as a % of Revenues	12.51%	13.06%	12.68%	12.52%	13.10%	13.10%	12.99%	13.08%	13.09%	12.81%	13.12%	7.40%	149.45%
Fixed Expenses:													
Compensation and Benefits	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	(58,464.00)	216,536.00
Communications & Data Processing	273,774.72	257,238.71	235,777.48	235,870.04	245,672.70	205,849.61	238,541.43	249,175.02	244,595.68	240,911.40	277,986.00	245,233.00	2,950,625.79
Depreciation and Amortization	58,100.45	49,131.61	50,390.41	48,464.69	47,664.10	41,164.71	51,011.14	55,171.46	55,682.32	57,886.89	64,770.00	66,773.00	644,210.78
Professional Fees	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.00	86.00	306,252.30
Other Expenses	771.82	921.77	813.81	1,064.55	807.90	799.75	1,125.74	877.39	866.71	911.85	866.55	883.22	10,711.06
Total Fixed Expenses	385,480.32	360,125.42	339,815.03	336,232.61	346,978.03	300,647.40	343,511.64	358,057.20	353,978.04	352,543.47	396,455.55	254,511.22	4,128,335.93
Pre-Tax Income	246,300.19	215,252.23	159,866.52	172,203.69	221,990.01	213,537.77	182,298.85	152,227.32	115,057.91	215,120.19	98,862.70	239,502.52	2,232,219.90
Net Interest	(842.81)	(645.50)	(820.17)	(803.91)	(651.74)	(543.11)	(711.27)	(707.71)	(821.53)	(919.34)	(857.64)	(526.54)	(8,851.27)
Pre-Tax Income	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17
Net Income/(Loss)	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17

Direct Edge ECN

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue:													
4001-000-00 DE Route Revenue - E	3,516,331.00	3,238,855.00	2,732,111.00	2,769,989.00	2,789,420.00	2,449,535.00	2,662,755.00	2,554,821.00	2,353,698.00	2,932,638.00	2,547,020.00	2,704,547.00	33,251,720.00
4002-000-00 DE Route Revenue - E	1,533,664.00	1,168,207.00	1,207,835.00	1,291,914.00	1,552,512.00	1,475,012.00	1,385,536.00	1,345,138.00	1,230,316.00	1,499,080.00	1,228,819.00	1,133,419.00	16,051,452.00
4003-000-00 Rebate Revenue												2,841,487.00	2,841,487.00
Total Commission Revenue	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	52,144,659.00
Total Revenues	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	52,144,659.00
Cost of Revenues													
Routing Fees:													
5020-000-00 Routing Fees	87,407.58	45,495.47	69,308.11	74,396.37	72,045.98	65,353.28	198,991.23	106,370.27	55,443.16	73,493.00	81,579.77	12,521.78	942,406.00
5021-000-00 EDGA Exchange Rout	2,958,546.93	2,727,879.97	2,278,311.12	2,311,032.98	2,318,914.63	2,010,003.51	2,147,038.33	2,096,790.53	1,945,815.66	2,455,372.42	2,103,473.04	4,376,712.75	29,729,891.87
5022-000-00 EDGX Route Fees	1,226,027.85	906,670.32	944,939.24	1,025,943.27	1,237,762.51	1,184,027.34	1,033,050.44	1,041,921.73	970,000.56	1,198,265.71	956,737.58	1,646,204.73	13,371,551.28
Total Routing Fees	4,271,982.36	3,680,045.76	3,292,558.47	3,411,372.62	3,628,723.12	3,259,384.13	3,379,080.00	3,245,082.53	2,971,259.38	3,727,131.13	3,141,790.39	6,035,439.26	44,043,849.15
Clearing:													
5010-000-00 Ticket Charges - EDGA	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	43,134.93	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	510,634.93
5011-000-00 Ticket Charges - EDGX	103,732.13	109,138.59	105,205.98	99,594.08	101,740.84	108,477.70	100,265.58	102,091.95	101,218.67	94,423.21	96,230.36	107,500.00	1,229,619.09
Total Clearing	146,232.13	151,638.59	147,705.98	142,094.08	144,240.84	150,977.70	143,400.51	144,591.95	143,718.67	136,923.21	138,730.36	150,000.00	1,740,254.02
Total Cost of Revenues	4,418,214.49	3,831,684.35	3,440,264.45	3,553,466.70	3,772,963.96	3,410,361.83	3,522,480.51	3,389,674.48	3,114,978.05	3,864,054.34	3,280,520.75	6,185,439.26	45,784,103.17
Gross Margins	631,780.51	575,377.65	499,681.55	508,436.30	568,968.04	514,185.17	525,810.49	510,284.52	469,035.95	567,663.66	495,318.25	494,013.74	6,360,555.83
Gross Margins as a % of Revenues	12.51%	13.06%	12.68%	12.52%	13.10%	13.10%	12.99%	13.08%	13.09%	12.81%	13.12%	7.40%	149.45%
Fixed Expenses													
Compensation and Benefits:													
6000-000-00 Allocated Comp and B	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	(58,464.00)	216,536.00
Total Compensation and Benefits	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	(58,464.00)	216,536.00
Communications & Data Processing:													
8010-000-00 Allocated Comm and D	273,774.72	257,238.71	235,777.48	235,870.04	245,672.70	205,849.61	238,541.43	249,175.02	244,595.68	240,911.40	277,986.00	245,233.00	2,950,625.79
Total Communications & Data Proc	273,774.72	257,238.71	235,777.48	235,870.04	245,672.70	205,849.61	238,541.43	249,175.02	244,595.68	240,911.40	277,986.00	245,233.00	2,950,625.79
Depreciation and Amortization:													
8510-000-00 Allocated Depreciation	58,100.45	49,131.61	50,390.41	46,464.69	47,664.10	41,164.71	51,011.14	55,171.46	55,682.32	57,886.89	64,770.00	66,773.00	644,210.78
Total Depreciation and Amortization	58,100.45	49,131.61	50,390.41	46,464.69	47,664.10	41,184.71	51,011.14	55,171.46	55,682.32	57,886.89	64,770.00	66,773.00	644,210.78
Professional Fees:													
7500-000-00 Allocated Professional	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.00	86.00	306,252.30
Total Professional Fees	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.00	86.00	306,252.30
Other Expenses:													
9002-000-00 Bank Fees	771.82	921.77	813.61	1,064.55	807.90	799.75	1,125.74	878.23	866.71	912.00	866.55	883.22	10,712.05
9004-000-00 Misc Expense								(0.84)		(0.15)			(0.99)
Total Other Expenses	771.82	921.77	813.81	1,064.55	807.90	799.75	1,125.74	877.39	366.71	911.85	866.55	883.22	10,711.06

Total Fixed Expenses	385,480.32	360,125.42	339,815.03	336,232.61	346,978.03	300,647.40	343,511.64	358,057.20	353,978.04	352,543.47	396,455.55	254,511.22	4,128,335.93
Pre-Tax Income	246,300.19	215,252.23	159,866.52	172,203.69	221,990.01	213,537.77	182,298.85	152,227.32	115,057.91	215,120.19	98,862.70	239,502.52	2,232,219.90
Net Interest:													
4050-000-00 Interest Revenue	(842.81)	(645.50)	(820.17)	(803.91)	(651.74)	(543.11)	(711.27)	(707.71)	(821.53)	(919.34)	(857.64)	(526.54)	(8,851.27)
Total Net Interest	(842.81)	(645.50)	(820.17)	(803.91)	(651.74)	(543.11)	(711.27)	(707.71)	(821.53)	(919.34)	(857.64)	(526.54)	(8,851.27)
Pre-Tax Income	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17
Net Income/(Loss)	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17

EDGA Inc.

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue	6,624,651.65	6,830,196.74	6,155,362.89	6,578,118.58	6,335,715.15	6,194,240.15	5,774,412.96	4,978,301.60	4,694,421.80	5,397,420.32	4,746,569.73	4,831,576.29	$69,140,987.86
Market Data	832,364.17	1,074,337.35	1,113,567.23	1,012,267.09	1,009,936.53	1,079,108.45	1,026,007.21	933,487.35	990,358.26	786,488.99	757,736.65	880,512.00	11,496,171.28
Other Income								5,000.00				12,500.00	17,500.00
Total Revenues	7,457,015.82	7,904,534.09	7,268,930.12	7,590,385.67	7,345,651.68	7,273,348.60	6,800,420.17	5,916,788.95	5,684,780.06	6,183,909.31	5,504,306.38	5,724,588.29	80,654,659.14
Cost of Revenues													
Routing Fees	3,434,441.00	3,153,937.00	2,649,394.00	2,690,416.00	2,708,645.00	2,364,987.00	2,583,162.00	2,473,850.00	2,273,216.00	2,855,961.00	2,469,331.00	2,620,547.00	32,277,887.00
Clearing	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Rebates	1,419,076.29	1,760,745.70	1,797,798.14	1,897,946.03	1,715,502.71	1,370,392.86	1,161,863.23	679,135.41	659,510.61	727,064.57	577,367.93	575,442.58	14,341,845.86
Other Expense				1,668.56		329.44			168.00				2,166.00
Total Cost of Revenues	4,935,407.29	4,999,600.70	4,529,909.14	4,669,603.59	4,504,922.71	3,820,257.10	3,824,618.23	3,233,956.41	3,013,376.61	3,659,702.57	3,124,387.93	3,279,989.58	47,585,731.86
Gross Margins	2,521,608.53	2,904,933.39	2,739,020.98	2,920,782.08	2,840,728.97	3,453,091.50	2,975,801.94	2,682,832.54	2,671,403.45	2,524,206.74	2,379,918.45	2,444,598.71	33,058,927.28
Gross Margins as a % of Revenues	33.82%	36.75%	37.68%	38.48%	38.67%	47.48%	43.76%	45.34%	46.99%	40.82%	43.24%	42.70%	495.73%
Fixed Expenses													
Compensation and Benefits	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Communications & Data Processing	599,300.05	701,579.12	692,423.46	713,783.36	631,261.72	624,390.95	644,086.82	604,958.33	608,309.61	570,879.51	599,311.00	540,633.00	7,530,916.93
Depreciation and Amortization	173,243.96	176,029.70	194,181.72	186,819.41	170,613.46	172,357.83	188,790.69	185,260.61	276,441.55	220,894.49	195,322.00	181,959.00	2,321,914.42
Occupancy and Equipment Rentals	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Professional Fees	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	675,411.47	595,015.00	625,456.00	7,380,593.68
Business Development	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Other Expenses	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.58	63,340.95	91,439.09	100,733.57	125,237.85	875,532.64
Total Fixed Expenses	2,681,841.54	2,848,091.03	2,714,760.52	2,832,343.27	2,837,445.03	2,705,182.29	3,201,861.32	3,269,297.13	3,151,186.96	2,941,520.70	2,828,154.57	3,118,778.85	35,130,463.21
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Net Income/(Loss)	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)

EDGA Inc.

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue:													
4010-000-00 Matched Revenue - EC	2,811,063.00	3,298,239.60	3,088,682.31	3,439,719.62	3,190,363.29	3,441,378.74	3,028,163.08	2,270,537.13	2,170,980.82	2,470,653.36	1,962,216.97	2,005,211.65	33,177,209.57
4020-000-00 Routed Revenue - EDC	3,812,228.05	3,530,199.69	3,054,617.47	3,136,514.15	3,139,515.24	2,749,099.27	2,741,764.28	2,705,672.92	2,523,131.79	2,926,642.22	2,773,152.61	2,806,879.90	35,899,417.59
4025-000-00 Late Fee Revenue	1,360.60	1,757.45	12,063.11	1,884.81	5,836.62	3,762.14	4,485.60	2,091.55	309.19	124.74	11,200.15	19,484.74	64,360.70
Total Commission Revenue	6,624,651.65	6,830,196.74	6,155,362.89	6,578,118.58	6,335,715.15	6,194,240.15	5,774,412.96	4,978,301.60	4,694,421.80	5,397,420.32	4,746,569.73	4,831,576.29	69,140,987.86
Market Data:													
4030-000-00 Market Data Revenue	832,364.17	1,074,337.35	1,113,567.23	1,012,267.09	1,009,936.53	1,079,108.45	1,026,007.21	933,487.35	990,358.26	786,488.99	757,736.65	880,512.00	11,496,171.28
Total Market Data	832,364.17	1,074,337.35	1,113,567.23	1,012,267.09	1,009,936.53	1,079,108.45	1,026,007.21	933,487.35	990,358.26	786,488.99	757,736.65	880,512.00	11,496,171.28
Other Income:													
4070-000-00 Other Income								5,000.00				12,500.00	17,500.00
Total Other Income								5,000.00				12,500.00	17,500.00
Total Revenues	7,457,015.82	7,904,534.09	7,268,930.12	7,590,385.67	7,345,651.68	7,273,348.60	6,800,420.17	5,916,788.95	5,684,780.06	6,183,909.31	5,504,306.38	5,724,588.29	80,654,659.14
Cost of Revenues													
Routing Fees:													
5020-000-00 Routing Fees	3,434,441.00	3,153,937.00	2,649,394.00	2,690,416.00	2,708,645.00	2,364,987.00	2,583,162.00	2,473,850.00	2,273,216.00	2,855,961.00	2,469,331.00	2,620,547.00	32,277,887.00
Total Routing Fees	3,434,441.00	3,153,937.00	2,649,394.00	2,690,416.00	2,708,645.00	2,364,987.00	2,583,162.00	2,473,850.00	2,273,216.00	2,855,961.00	2,469,331.00	2,620,547.00	32,277,887.00
Clearing:													
5010-000-00 Clearing Fees	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Total Clearing	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Rebates:													
5030-000-00 Rebate Expense	1,419,076.29	1,760,745.70	1,797,798.14	1,897,846.03	1,715,502.71	1,370,392.66	1,161,863.23	679,135.41	659,510.61	727,064.57	577,367.93	575,442.58	14,341,845.86
Total Rebates	1,419,076.29	1,760,745.70	1,797,798.14	1,897,846.03	1,715,502.71	1,370,392.66	1,161,863.23	679,135.41	659,510.61	727,064.57	577,367.93	575,442.58	14,341,845.86
Other Expense:													
5050-000-00 EDGA Trading PL				1,668.56		329.44			168.00				2,166.00
Total Other Expense				1,668.56		329.44			168.00				2,166.00
Total Cost of Revenues	4,935,407.29	4,999,600.70	4,529,909.14	4,669,603.59	4,504,922.71	3,820,257.10	3,824,618.23	3,233,956.41	3,013,376.61	3,659,702.57	3,124,387.93	3,279,989.58	47,595,731.86
Gross Margins	2,521,608.53	2,904,933.39	2,739,020.98	2,920,782.08	2,840,728.97	3,453,091.50	2,975,801.94	2,682,832.54	2,671,403.45	2,524,206.74	2,379,918.45	2,444,598.71	33,058,927.28
Gross Margins as a % of Revenues	33.82%	36.75%	37.68%	38.48%	38.67%	47.48%	43.76%	45.34%	46.99%	40.82%	43.24%	42.70%	495.73%
Fixed Expenses													
Compensation and Benefits:													
6000-000-00 Allocated Comp and Be	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Total Compensation and Benefits	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Communications & Data Processing:													
8010-000-00 Allocated Communicati	599,300.05	701,579.12	692,423.46	713,763.36	631,261.72	624,390.95	644,086.82	604,958.33	608,309.61	570,879.51	599,311.00	540,633.00	7,530,916.93

Total Communications & Data Proc	599,300.05	701,579.12	692,423.46	713,783.36	631,261.72	624,390.95	644,086.82	604,958.33	608,309.61	570,879.51	599,311.00	540,633.00	7,530,916.93
Depreciation and Amortization:													
8510-000-00 Allocated Depreciation	173,243.96	176,029.70	194,181.72	186,819.41	170,613.46	172,357.83	188,790.69	185,260.61	276,441.55	220,894.49	195,322.00	181,959.00	2,321,914.42
Total Depreciation and Amortization	173,243.96	176,029.70	194,181.72	186,819.41	170,613.46	172,357.83	188,790.69	185,260.61	276,441.55	220,894.49	195,322.00	181,959.00	2,321,914.42
Occupancy and Equipment Rentals:													
9500-000-00 Occupancy	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Total Occupancy and Equipment Re	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Professional Fees:													
7500-000-00 Allocated Professional	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	675,411.47	595,015.00	625,456.00	7,380,593.68
Total Professional Fees	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	675,411.47	595,015.00	625,456.00	7,380,593.68
Business Development:													
7000-000-00 Allocated Business Dev	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Total Business Development	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Other Expenses:													
9000-000-00 Allocated Other Expen	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.61	63,340.95	91,439.09	100,507.00	125,140.00	875,208.25
9004-000-00 Miscellaneous Expense								(0.03)					(0.03)
9002-000-00 Bank Fees											226.57	97.85	324.42
Total Other Expenses	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.58	63,340.95	91,439.09	100,733.57	125,237.85	875,532.64
Total Fixed Expenses	2,681,841.54	2,848,091.03	2,714,760.52	2,832,843.27	2,837,445.03	2,705,182.29	3,201,861.32	3,269,297.13	3,151,186.96	2,941,520.70	2,828,154.57	3,118,778.85	35,130,463.21
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Net Income/(Loss)	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)

EDGX Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$27,760,548.26	$28,977,513.50	$39,221,655.79	$20,613,031.15	$27,953,570.44	$38,059,263.33	$42,560,591.22	$50,171,742.07	$60,803,563.17	$3,913,307.78	$6,548,874.66	$15,770,830.69	$24,231,728.60
Commissions and Fees Receivabl	33,259,935.87	40,928,211.15	29,412,361.45	32,350,262.80	38,059,656.60	35,587,225.19	38,136,844.44	38,411,609.08	34,409,320.50	33,174,444.58	41,187,457.03	34,731,014.18	31,707,396.59
Intercompany Rec/(Pay)	(5,707,530.97)	(8,925,507.22)	(3,775,373.91)	(7,006,703.71)	(10,521,277.71)	(4,704,668.99)	(4,322,826.66)	(8,252,164.34)	(8,876,807.48)	(4,692,449.93)	(4,758,280.33)	(4,633,280.33)	(3,498,555.31)
Current Tax Rec/(Pay)													
Total Assets	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,609.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88
Liabilities and Stockholders' Equity													
Liabilities													
Accrued Activity Remittance Fees	27,962,504.01	35,586,992.74	42,304,094.14	22,516,440.33	30,734,234.55	39,793,115.99	47,316,945.01	53,855,085.36	60,054,351.11	6,721,440.48	14,513,073.61	20,578,341.35	26,819,971.11
Rebates Payable	13,388,585.25	15,560,119.71	11,968,797.98	12,030,231.92	12,644,145.11	16,694,042.46	16,426,048.20	14,091,836.93	14,241,996.96	13,612,651.86	16,323,638.30	13,029,765.66	12,866,262.65
Accrued Compensation and Other	1,297.66	0.01	0.01	0.01	0.01								
Total Liabilities	41,352,386.92	51,147,112.46	54,272,892.13	34,546,672.26	43,378,379.67	56,487,158.45	63,742,993.21	67,946,922.29	74,296,348.07	20,334,092.34	30,836,711.91	33,608,107.01	39,686,233.76
Stockholders' Equity													
Additional Paid-In-Capital	3,001,010.01	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)
Retained Earnings	10,959,556.23	11,332,094.96	12,084,741.19	12,908,907.97	13,612,559.65	13,953,651.07	14,130,605.78	13,883,254.51	13,538,718.11	13,560,200.08	13,640,329.44	13,759,447.52	14,253,326.11
Total Stockholder's Equity	13,960,566.24	9,833,104.97	10,585,751.20	11,409,917.98	12,113,569.66	12,454,661.08	12,631,615.79	12,384,264.52	12,039,728.12	12,061,210.09	12,141,339.45	12,260,457.53	12,754,336.12
Total Liabilities and Stockholders	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,609.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88

EDGX Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 EDGX JPM Operating	27,760,548.26	28,977,513.50	39,221,655.79	20,613,031.15	27,953,570.44	38,059,263.33	42,560,591.22	50,171,742.07	60,803,563.17	3,913,307.78	6,548,874.66	15,770,830.69	24,231,728.60
Total Cash and Cash Equivalent	27,760,548.26	28,977,513.50	39,221,655.79	20,613,031.15	27,953,570.44	38,059,263.33	42,560,591.22	50,171,742.07	60,803,563.17	3,913,307.78	6,548,874.66	15,770,830.69	24,231,728.60
Commissions and Fees Receivable:													
1120-000-00 Activity Remittance Clearing Account		(0.01)							(0.02)				
1125-000-00 AR - Activity Remittanc	8,707,877.45	9,250,247.92	8,401,980.47	8,778,353.35	9,735,155.95	10,671,219.97	9,010,193.75	8,016,248.97	7,584,929.99	7,100,828.44	9,113,677.76	7,560,130.98	7,357,345.36
1130-000-00 AR - Allowance for Doubtful				9.91	12.73	5.24	1.40		(0.55)	0.01	0.02		
1140-000-00 AR - Market Data Rece	9,343,651.83	12,639,831.79	6,341,334.96	9,621,752.65	12,535,976.74	6,528,153.23	10,118,612.41	13,388,826.97	10,300,992.56	9,961,656.28	13,162,359.92	6,448,268.85	10,122,368.61
1141-000-00 AR - Commissions Rec	15,208,410.34	19,038,136.24	14,669,051.57	13,950,153.11	15,788,519.21	18,387,846.75	19,008,036.88	17,006,533.14	16,518,398.52	16,111,959.85	18,911,441.48	20,722,614.35	14,227,682.62
1199-000-00 Miscellaneous Receivable									5,000.00				
4013-000-00 Commissions Clearing	(3.75)	(4.79)	(5.55)	(6.22)	(7.03)						(22.15)		
Total Commissions and Fees Re	33,259,935.87	40,928,211.15	29,412,361.45	32,350,262.80	38,059,656.60	35,587,225.19	38,136,844.44	38,411,609.08	34,409,320.50	33,174,444.58	41,187,457.03	34,731,014.18	31,707,396.59
Intercompany Rec/(Pay):													
1400-000-00 Intercompany DE Rout	(868,588.72)	(746,196.29)	(548,615.32)	(589,453.79)	(752,126.59)	(1,066,097.47)	(876,210.78)	(851,868.06)	(825,956.14)	(692,539.18)	(902,771.99)	(944,398.72)	(660,699.20)
1403-000-00 Intercompany - EDGA										5,000.00			
1402-000-00 Intercompany DEI	(4,838,942.25)	(8,179,310.93)	(3,226,758.59)	(6,417,249.92)	(9,769,151.12)	(3,638,571.52)	(3,446,615.88)	(7,400,296.28)	(8,050,851.34)	(4,004,910.75)	(3,855,508.34)	(3,688,881.61)	(2,837,856.11)
Total Intercompany Rec/(Pay)	(5,707,530.97)	(8,925,507.22)	(3,775,373.91)	(7,006,703.71)	(10,521,277.71)	(4,704,668.99)	(4,322,826.66)	(8,252,164.34)	(8,876,807.48)	(4,692,449.93)	(4,758,280.33)	(4,633,280.33)	(3,498,555.31)
Current Tax Rec/(Pay)													
Total Assets	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,609.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88
Liabilities and Stockholders' Equity													
Liabilities													
Accrued Activity Remittance Fees:													
2300-000-00 Accrued Activity Remit	27,962,504.01	35,586,992.74	42,304,094.14	22,516,440.33	30,734,234.55	39,793,115.99	47,316,945.01	53,855,085.36	60,054,351.11	6,721,440.48	14,513,073.61	20,578,341.35	26,819,971.11
Total Accrued Activity Remittanc	27,962,504.01	35,586,992.74	42,304,094.14	22,516,440.33	30,734,234.55	39,793,115.99	47,316,945.01	53,855,085.36	60,054,351.11	6,721,440.48	14,513,073.61	20,578,341.35	26,819,971.11
Rebates Payable:													
2100-000-00 Rebates Payable	13,388,585.25	15,560,119.71	11,968,797.98	12,030,231.92	12,644,145.11	16,694,042.46	16,426,048.20	14,091,836.93	14,241,996.96	13,612,651.86	16,323,638.30	13,029,765.66	12,866,262.65
Total Rebates Payable	13,388,585.25	15,560,119.71	11,968,797.98	12,030,231.92	12,644,145.11	16,694,042.46	16,426,048.20	14,091,836.93	14,241,996.96	13,612,651.86	16,323,638.30	13,029,765.66	12,866,262.65
Accrued Compensation and Other Accrued Expenses:													
2500-000-00 Accounts Payable	1,297.66	0.01	0.01	0.01	0.01								
Total Accrued Compensation an	1,297.66	0.01	0.01	0.01	0.01								
Total Liabilities	41,352,386.92	51,147,112.46	54,272,892.13	34,546,672.26	43,378,379.67	56,487,158.45	63,742,993.21	67,946,922.29	74,296,348.07	20,334,092.34	30,836,711.91	33,608,107.01	39,686,233.76
Stockholders' Equity													
Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	3,001,010.01	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)
Total Additional Paid-In-Capital	3,001,010.01	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)

Retained Earnings:													
3100-000-00 Retained Earnings	10,079,210.14	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23
4011-000-00 Matched Revenue - EC	318,634,145.49	30,367,067.69	55,582,395.95	82,359,000.20	111,719,289.35	147,262,331.54	182,313,951.28	212,614,297.17	241,783,942.38	269,420,063.93	303,352,698.85	330,569,180.25	358,320,460.96
4021-000-00 Routed Revenue - EDC	16,143,692.75	1,570,188.19	2,877,546.77	4,251,687.81	5,616,985.12	7,147,538.12	8,553,359.57	9,741,047.12	10,958,666.11	12,167,191.66	13,757,846.94	15,085,389.38	16,424,589.77
4025-000-00 Late Fee Revenue	54,931.67	5,539.62	13,389.24	18,782.04	24,060.42	31,553.29	37,822.50	49,591.90	57,349.44	57,621.86	58,818.88	60,191.30	63,698.25
4030-000-00 Market Data Revenue	35,992,852.70	3,296,179.96	6,374,297.13	9,654,714.82	12,577,131.42	16,297,450.81	19,887,910.09	23,267,057.91	26,610,115.50	30,147,285.77	33,347,989.41	36,362,133.34	40,093,248.76
4070-000-00 Other Income									5,000.00	5,000.00	5,000.00	5,000.00	5,000.00
5011-000-00 Clearing Fees	(1,030,018.03)	(81,890.00)	(166,808.00)	(249,525.00)	(329,098.00)	(409,873.00)	(494,421.00)	(574,014.00)	(654,985.00)	(735,467.00)	(812,144.00)	(889,833.00)	(973,833.00)
5020-000-00 Routing Fees	(14,185,680.80)	(1,451,774.00)	(2,535,063.00)	(3,660,181.00)	(4,872,522.00)	(6,344,259.00)	(7,734,722.98)	(9,040,665.98)	(10,304,832.98)	(11,454,666.98)	(12,877,069.98)	(14,028,199.98)	(15,077,618.98)
5031-000-00 Rebate Expense	(316,177,770.32)	(29,945,370.57)	(54,406,412.38)	(80,619,176.24)	(108,924,990.80)	(144,193,700.01)	(179,149,287.02)	(208,931,684.10)	(237,575,795.34)	(264,701,180.06)	(297,991,653.66)	(324,513,483.75)	(351,729,177.20)
5050-000-00 Trading Errors	(107,507.79)			(1,298.81)	(1,298.81)	(2,122.21)	(2,122.21)	(6,323.40)	(7,178.40)	(7,178.40)	(7,178.40)	(8,070.44)	(8,070.44)
6000-000-00 Allocated Compensatio	(14,400,620.20)	(1,281,699.02)	(2,653,334.31)	(3,984,753.11)	(5,263,506.77)	(6,573,111.13)	(7,829,834.45)	(9,114,448.27)	(10,372,796.67)	(11,651,489.50)	(12,892,524.44)	(14,105,258.44)	(15,641,198.44)
7000-000-00 Allocated Business De	(708,975.57)	(70,684.93)	(144,170.57)	(191,113.87)	(226,781.29)	(274,949.14)	(357,605.57)	(418,291.12)	(462,486.31)	(511,767.66)	(591,142.21)	(650,921.21)	(713,298.21)
7500-000-00 Allocated Professional	(5,489,385.50)	(438,109.85)	(862,841.33)	(1,201,140.67)	(1,710,198.50)	(2,258,196.14)	(2,708,538.25)	(3,625,836.00)	(4,664,152.94)	(5,484,711.21)	(6,160,122.68)	(6,755,137.68)	(7,380,593.68)
8010-000-00 Allocated Communicati	(12,600,221.58)	(1,181,351.23)	(2,200,883.49)	(3,285,278.85)	(4,433,126.11)	(5,735,099.80)	(6,977,376.27)	(8,241,244.93)	(9,524,291.16)	(10,828,021.47)	(12,135,830.11)	(13,433,411.11)	(14,652,704.11)
8510-000-00 Allocated Depreciation	(3,205,011.83)	(296,753.40)	(533,497.52)	(811,438.15)	(1,083,751.59)	(1,384,479.57)	(1,680,385.47)	(2,001,700.66)	(2,337,087.70)	(2,771,828.69)	(3,169,781.23)	(3,527,786.23)	(3,894,520.23)
9000-000-00 Allocated Other Expen	(833,409.72)	(67,893.25)	(117,472.57)	(178,135.99)	(235,467.10)	(297,898.22)	(360,639.39)	(412,063.60)	(494,781.21)	(558,122.16)	(649,561.25)	(750,068.25)	(875,204.68)
9100-000-00 State Income Tax	(570,203.00)												
9500-000-00 Occupancy	(606,740.06)	(50,930.48)	(101,860.96)	(152,791.44)	(203,721.92)	(271,090.80)	(327,061.28)	(382,023.76)	(437,523.84)	(492,086.24)	(554,572.89)	(609,832.89)	(667,008.89)
9600-000-00 Interest Expense	(29,732.32)												
Total Retained Earnings	10,959,556.23	11,332,094.96	12,084,741.19	12,908,907.97	13,612,559.65	13,953,651.07	14,130,605.78	13,883,254.51	13,538,718.11	13,560,200.08	13,640,329.44	13,759,447.52	14,253,326.11
Total Stockholder's Equity	13,960,566.24	9,833,104.97	10,585,751.20	11,409,917.98	12,113,569.66	12,454,661.08	12,631,615.79	12,384,264.52	12,039,728.12	12,061,210.09	12,141,339.45	12,260,457.53	12,754,336.12
Total Liabilities and Stockholders	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,600.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2013 and 2012

(With Independent Auditors' Report Thereon)

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
BATS Global Markets, Inc.:

We have audited the accompanying consolidated financial statements of BATS Global Markets, Inc. and its subsidiaries (the Company), which comprise the consolidated statements of financial condition as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2014

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2013 and 2012

(In thousands, except share data)

Assets	**2013**	**2012**
Current assets:		
Cash and cash equivalents	$ 87,217	$ 82,514
Financial investments:		
Trading investments, at fair value	7,004	7,497
Available-for-sale investments, at fair value	18,198	22,295
Accounts receivable, net, including $18,626 and $14,574 from related parties at December 31, 2013 and 2012, respectively	53,854	60,748
Income taxes receivable	670	654
Other receivables	1,682	1,804
Prepaid expenses	3,605	4,874
Total current assets	172,230	180,386
Property and equipment, net	11,577	16,997
Goodwill	197,937	194,294
Intangible assets, net	48,995	57,596
Debt issuance costs, net	4,646	4,997
Deferred income taxes, net	9,242	13,339
Investment in EuroCCP	10,337	—
Other assets	1,979	1,961
Total assets	$ 456,943	$ 469,570
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses, including $4,054 and $4,995 to related parties at December 31, 2013 and 2012, respectively	$ 25,044	$ 26,635
Section 31 fees payable	36,768	51,290
Current portion of long-term debt	17,422	48,776
Contingent consideration liability	—	3,780
Deferred income taxes	261	406
Total current liabilities	79,495	130,887
Long-term debt, less current portion	228,602	238,843
Unrecognized tax benefits	6,732	9,699
Other liabilities	2,098	2,483
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value. 24,500,000 voting and 500,000 non-voting shares authorized; 23,685,026 voting and 189,500 non-voting shares issued at December 31, 2013; 23,556,670 voting and 189,500 non-voting shares issued at December 31, 2012	239	236
Common stock in treasury, at cost 1,075,176 and 1,001,723 voting shares at December 31, 2013 and 2012, respectively	(42,651)	(40,322)
Additional paid-in capital	128,604	125,601
Retained earnings (deficit)	44,287	(2,551)
Accumulated other comprehensive income, net	9,537	4,694
Total stockholders' equity	140,016	87,658
Total liabilities and stockholders' equity	$ 456,943	$ 469,570

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2013, 2012 and 2011

(In thousands, except share and per share data)

	2013	2012	2011
Revenues:			
Transaction fees, including $293,893, $303,876 and $207,753 from related parties for the years ended December 31, 2013, 2012 and 2011, respectively	$ 612,806	$ 645,310	$ 695,357
Market data fees	59,357	60,253	55,593
Regulatory transaction fees, including $81,365, $94,326 and $64,360 from related parties for the years ended December 31, 2013, 2012 and 2011, respectively	127,414	148,092	156,480
Port fees	39,104	30,188	19,028
Other	2,815	861	171
Total revenues	841,496	884,704	926,629
Cost of revenues:			
Liquidity payments, including $252,754, $268,386 and $223,489 to related parties for the years ended December 31, 2013, 2012 and 2011, respectively	474,688	508,169	566,103
Routing and clearing, including $3,373, $23,319 and $26,828 to related parties for the years ended December 31, 2013, 2012 and 2011, respectively	42,476	51,271	75,985
Section 31 fees	127,414	148,092	156,480
Other	87	219	77
Total cost of revenues	644,665	707,751	798,645
Revenues less cost of revenues	196,831	176,953	127,984
Operating expenses:			
Compensation and benefits	41,457	48,412	42,947
Depreciation and amortization	15,169	17,041	8,393
Systems and data communication	9,612	11,899	10,053
Occupancy	1,833	2,344	1,506
Professional and contract services	8,125	9,224	10,290
Regulatory costs	5,377	5,685	5,477
Changes in fair value of contingent consideration liability	—	12,400	300
Impairment of assets	3,478	167	—
General and administrative	10,002	10,465	10,733
Total operating expenses	95,053	117,637	89,699
Operating income	101,778	59,316	38,285
Non-operating (expenses) income:			
Interest and investment (expense) income	(25,825)	(646)	174
Other expense	(290)	(563)	(116)
Income before income tax provision	75,663	58,107	38,343
Income tax provision	28,825	26,533	14,795
Net income	$ 46,838	$ 31,574	$ 23,548
Basic earnings per share	$ 2.07	$ 1.40	$ 1.29
Diluted earnings per share	$ 2.06	$ 1.39	$ 1.26
Cash dividend declared per common stock	$ —	$ 17.62	$ —
Basic weighted average shares outstanding	22,641,629	22,508,811	18,229,825
Diluted weighted average shares outstanding	22,738,747	22,746,146	18,745,279

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2013, 2012 and 2011

(In thousands)

	2013	2012	2011
Net income	$ 46,838	$ 31,574	$ 23,548
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	6,564	12,897	(2,076)
Unrealized holding gains (losses) on available-for-sale investments recognized	29	(474)	(206)
Less: Reclassification adjustments for gains (losses) included in interest and investment income	(32)	683	—
Other comprehensive income (loss), before tax	6,561	13,106	(2,282)
Income tax (provision) benefit related to components of other comprehensive income (loss)	(1,718)	(4,786)	805
Other comprehensive income (loss), net of tax	4,843	8,320	(1,477)
Comprehensive income	$ 51,681	$ 39,894	$ 22,071

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2013, 2012 and 2011

(In thousands, except share data)

	Common stock			Common stock in treasury	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive (loss) income, net	Total stockholders' equity
	Voting shares outstanding	Non-voting shares outstanding	Par value					
Balance at December 31, 2010	17,836,213	—	$ 179	$ (3,505)	$ 175,752	$ 28,383	$ (2,149)	$ 198,660
Common stock issued under employee stock plans	176,176	—	3	(8,057)	5,700	—	—	(2,354)
Stock-based compensation	—	—	—	—	5,313	—	—	5,313
Excess tax benefits from stock-based compensation	—	—	—	—	3,287	—	—	3,287
Acquisition of Chi-X Europe Limited	4,177,853	189,500	44	—	219,547	—	—	219,591
Other comprehensive loss, net of tax	—	—	—	—	—	—	(1,477)	(1,477)
Net income	—	—	—	—	—	23,548	—	23,548
Balance at December 31, 2011	22,190,242	189,500	226	(11,562)	409,599	51,931	(3,626)	446,568
Common stock issued under employee stock plans	364,705	—	10	(28,760)	21,209	—	—	(7,541)
Stock-based compensation	—	—	—	—	5,632	—	—	5,632
Excess tax benefits from stock-based compensation	—	—	—	—	3,332	—	—	3,332
Distribution	—	—	—	—	(314,171)	(86,056)	—	(400,227)
Other comprehensive income, net of tax	—	—	—	—	—	—	8,320	8,320
Net income	—	—	—	—	—	31,574	—	31,574
Balance at December 31, 2012	22,554,947	189,500	236	(40,322)	125,601	(2,551)	4,694	87,658
Common stock issued under employee stock plans	98,128	—	3	(954)	731	—	—	(220)
Share repurchases	(43,225)	—	—	(1,375)	—	—	—	(1,375)
Stock-based compensation	—	—	—	—	2,237	—	—	2,237
Excess tax expense from stock-based compensation	—	—	—	—	35	—	—	35
Other comprehensive income, net of tax	—	—	—	—	—	—	4,843	4,843
Net income	—	—	—	—	—	46,838	—	46,838
Balance at December 31, 2013	22,609,850	189,500	$ 239	$ (42,651)	$ 128,604	$ 44,287	$ 9,537	$ 140,016

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013, 2012 and 2011

(In thousands)

	2013	2012	2011
Cash flows from operating activities:			
Net income	$ 46,838	$ 31,574	$ 23,548
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,169	17,041	8,393
Amortization of debt issuance cost and debt discount	5,935	191	—
Change in fair value of contingent consideration	—	12,400	300
Provision for uncollectable accounts receivable	55	187	373
Deferred income taxes	3,952	(1,001)	(5,768)
Stock-based compensation	2,237	5,632	5,313
Realized gain on investments owned	(26)	—	—
Loss (gain) on disposal of property and equipment	220	393	(32)
Changes in assets and liabilities:			
Receivables, including $4,052, $1,885 and $884 from related parties for the years ended December, 31, 2013, 2012 and 2011, respectively	7,107	(5,202)	7,313
Trading financial investments, net	493	23,536	(21,034)
Prepaid and other assets	1,274	(3,234)	922
Accounts payable and accrued expenses, including $941, $4,510 and $3,119 to related parties for the years ended December 31, 2013, 2012 and 2011, respectively	(1,693)	(13,666)	7,770
Section 31 fees payable	(14,523)	(3,836)	21,399
Payment of contingent consideration related to Chi-X Europe acquisition	(3,780)	(8,920)	—
Other liabilities	(139)	9,974	(308)
Net cash provided by operating activities	63,119	65,069	48,189
Cash flows from investing activities:			
Acquisition, net of cash acquired	—	—	13,402
Purchases of available-for-sale financial investments	(88,477)	(162,806)	(308,106)
Proceeds from maturities of available-for-sale financial investments	92,600	260,887	204,400
Proceeds from short term investments	—	3,115	—
Purchase of intangible asset	—	217	—
Investment in EuroCCP	(10,337)	—	—
Proceeds from disposal of property and equipment	—	33	78
Purchases of property and equipment	(3,597)	(6,900)	(9,553)
Net cash (used in) provided by investing activities	(9,811)	94,546	(99,779)
Cash flows from financing activities:			
Distributions paid	(145)	(398,924)	—
Payment of long term debt	(45,000)	—	—
Proceeds from long-term debt	—	300,000	—
Payment of contingent liability related to Chi-X Europe acquisition	—	(52,300)	—
Debt issuance costs and debt discount	—	(19,561)	—
Proceeds from the exercise of stock-based compensation	—	424	1,234
Excess tax benefits from stock-based compensation	35	3,336	3,287
Purchases of treasury stock	(1,592)	(7,975)	(3,588)
Net cash (used in) provided by financing activities	(46,702)	(175,000)	933
Effect of foreign currency exchange rate changes on cash	(1,903)	(1,460)	(14)
Increase (decrease) in cash and cash equivalents	4,703	(16,845)	(50,671)
Cash and cash equivalents:			
Beginning of year	82,514	99,359	150,030
End of year	$ 87,217	$ 82,514	$ 99,359
Supplemental disclosure of cash paid:			
Cash paid for income taxes, net of refunds	$ 28,908	$ 20,523	$ 10,859
Supplemental disclosure of noncash transactions:			
Forfeiture of common stock for payment of exercise of stock options	$ 767	$ 20,785	$ 4,469
Dividend payable on unvested restricted stock	—	1,303	—
Supplemental disclosure of noncash investing activities:			
Short-term investments acquired	$ —	$ —	$ 3,111
Property and equipment acquired	—	—	5,212
Goodwill acquired	—	—	187,130
Intangible assets acquired	—	—	62,300
Other assets acquired	—	—	13,233
Fair value of contingent liability at acquisition date	—	—	52,300
Liabilities assumed	—	—	9,386
Issuance of common stock related to acquisition	—	—	219,591

See accompanying notes to consolidated financial statements.

(1) Nature of Operations

BATS Global Markets, Inc. and its consolidated subsidiaries (the Company or BATS) is an innovative global financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States (U.S.) and Europe and listed equity options in the U.S. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York and London, United Kingdom (U.K.).

In the United States, the Company operates two national securities exchanges, BATS Exchange, Inc. (BZX) and BATS Y-Exchange, Inc. (BYX). Both trade listed cash equity securities and exchange-traded products, such as exchange-traded funds (ETFs), but each target different market segments by offering different pricing alternatives. BZX also operates a market for trading listed equity options and the Company also lists ETFs on BZX. The Company also operates a broker-dealer, BATS Trading, Inc. (Trading) that provides routed transaction services for listed cash equities and option contracts. In Europe, the Company's Recognised Investment Exchange (RIE), BATS Trading Limited (BTL), offers trading in listed cash equity securities from within 25 European indices, in addition to ETFs, exchange-traded commodities and international depositary receipts. Chi-X Europe Limited (Chi-X Europe) provides routed transaction services for listed cash equities within the European market. BTL and Chi-X Europe combined are referred to as BATS Chi-X Europe. During the fourth quarter 2013, the Company also began listing ETFs on BTL.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Basis of Presentation

The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of BATS Global Markets, Inc. and its wholly owned subsidiaries and all significant intercompany accounts and transactions have been eliminated. Results from operations in fiscal year 2011 related to Chi-X Europe are reflected from the effective date of the acquisition. See note 3 for additional information.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the receivable for market data fees, the valuation of goodwill and unrecognized tax benefits.

(d) ***Cash and Cash Equivalents***

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is minimal. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e) ***Financial Investments***

Financial investments are classified as trading or available-for-sale.

Trading financial investments represent financial investments held by the broker-dealer subsidiary that retain the industry-specific accounting classification required for broker-dealers. These investments are recorded at fair value with unrealized gains and losses reflected in the consolidated statements of income.

Available-for-sale financial investments are comprised of the financial investments not held by the broker-dealer subsidiary. Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive income in the accompanying consolidated statements of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment (expense) income in the accompanying consolidated statements of income.

A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(f) ***Accounts Receivable, Net***

Accounts receivable are carried at cost. Interest is recorded on receivables once they exceed 60 days past due. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific customer's inability to meet its financial obligations is known (e.g., bankruptcy filings), the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 6 for allowance for doubtful account activity.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

The Company accounts for software development costs under ASC Topic 350, *Intangibles – Goodwill and Other*. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(h) Goodwill and Intangible Assets, Net

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company's reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company is required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed during the fourth quarter using December 1st carrying values, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test in the fourth quarter of 2013 and determined that no impairment existed.

Intangible assets, net, primarily include acquired trademarks and trade names, customer relationships, strategic alliance agreements, and licenses and registrations. Intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the intangible assets.

Intangible assets deemed to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually, usually concurrently with goodwill. Impairment exists if the fair value of the asset is less than the carrying amount, and in that case, an impairment loss is recorded. The Company has performed the required intangible assets impairment tests and the determined that the strategic alliance intangible asset is impaired as of December 31, 2013. The value of the asset was written off to impairment of assets in the consolidated statements of income.

Impairment of assets recognized in 2012 has been reclassified from other expense to impairment of assets to conform with current year presentation.

(i) ***Foreign Currency***

The financial statements of foreign subsidiaries where the functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive income. Foreign currency gains and losses are recorded as other expense in the consolidated statements of income.

(j) ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.

(k) ***Revenue Recognition***

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model on BZX and the Company's RIE, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of "taker" fees and routing fee revenues charged on securities that are routed to another market center. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Under the Company's "taker-maker" pricing model on BYX, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from proprietary market data products and U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA). Fees, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Fees from OPRA are estimated and recognized on a monthly basis and received approximately 30 days after quarter end. During 2012 and 2013, the Company began charging data subscribers for proprietary market data in its European Equities and U.S. Equities segment, respectively. The market data fees are recognized on a monthly basis.

Market data product revenue recognized in 2011 has been reclassified from other revenue to market data fees to conform with current year presentation.

Regulatory Transaction and Section 31 Fees

BZX and BYX, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by BZX and BYX. BZX and BYX, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statements of income. BZX and BYX collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the consolidated statements of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable to the SEC in the consolidated statements of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to BZX and BYX in the U.S. and BTL in Europe. Port fees are recognized on a monthly basis.

Concentrations of Revenue and Liquidity Payments

For the year ended December 31, 2013 one member accounted for 10% of the Company's transaction fees. For the years ended December 31, 2012 and 2011, no members accounted for more than 10% of the Company's transaction fees. For the years ended December 31, 2013, 2012 and

2011, approximately 12%, 10% and 13%, respectively, of total liquidity payments each year were paid to one member, substantially all of which is recorded in the U.S. Equities segment. No other members accounted for more than 10% of the Company's liquidity payments during the years ended December 31, 2013, 2012 and 2011.

No member is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

(l) Earnings Per Share

The Company presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares and dilutive common share equivalents outstanding.

(m) Stock-Based Compensation

The Company grants stock-based compensation to its employees through awards of stock options and restricted stock. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant-date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

The amount of stock-based compensation expense related to awards of restricted stock is based on the fair value of BATS Global Markets, Inc. common stock at the date of grant.

The amount of future stock-based compensation expense related to awards of stock options is based on the Black-Scholes valuation model. Assumptions used to estimate the grant-date fair value of stock options are determined as follows:

- Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information;
- Expected volatility of award grants made under the Company's plan is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are not available for the entire expected term;
- Expected dividend rate is determined based on expected dividends to be declared;
- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and
- Forfeitures are based on the history of cancellations of awards granted and management's analysis of potential forfeitures.

(n) ***Business Combinations***

The Company accounts for business combinations in accordance with ASC Topic 805, *Business Combinations*, which requires identifiable assets, liabilities and goodwill acquired in a business combination to be recorded at fair value at the acquisition date. Additionally, ASC Topic 805 requires transaction-related costs to be expensed in the period incurred.

(o) ***Debt Issuance Costs***

The Company accounts for debt issuance cost in accordance with ASC Topic 470, *Debt*, which requires that all costs incurred to issue debt be capitalized and amortized over the life of the loan using the interest method.

(p) ***Equity Method Investment***

In general, the equity method of accounting is used when the Company owns 20% to 50% of the outstanding voting stock of a company and when it is able to exercise significant influence over the operating and financial policies of a company. The Company has an investment where it has significant influence and as such accounts for the investments under the equity method of accounting. The Company records the pro-rata share of earnings or losses each period and records any dividends received as a reduction in the investment balance. The equity method investment is evaluated for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and the decline in value is considered to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment.

(3) Chi-X Europe Acquisition

On November 30, 2011 (the Acquisition Date) the Company acquired 100% of the outstanding common shares of Chi-X Europe. The results of Chi-X Europe's operations have been included in the consolidated financial statements since the Acquisition Date.

The acquisition-date fair value of the consideration transferred totaled $304.1 million, which consisted of the following (in thousands):

Fair value of consideration transferred:		
Cash	$	32,256
Fair value of share outlay		219,591
Contingent consideration		52,300
Total purchase price	$	304,147

The Company issued 4,367,353 shares of common stock valued at $50.28 per share. The fair value was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry. Included in the acquisition was a contingent cash payment. The fair value of the contingent consideration at the Acquisition Date was $52.3 million and changes in the fair value are recorded in operating expenses in the consolidated statements of income. This value was estimated using a probability-weighted discounted cash flow method and represents a Level 3 measurement as defined in ASC Topic 820. The key assumptions used in this methodology were a discount rate of 4.6% and a probability assignment to each of nine market share scenarios.

During the fourth quarter 2012, the contingent cash payment of $65 million was earned, of which $61.2 million was paid through December 31, 2012. The remaining payment was made in the first quarter 2013.

The following is a reconciliation of the beginning and ending balance of the contingent consideration for Chi-X Europe (in thousands):

Balance at December 31, 2011	$	52,600
Change in fair value		12,400
Amount paid to former Chi-X Europe shareholders		(61,220)
Balance at December 31, 2012		3,780
Change in fair value		
Amount paid to former Chi-X Europe shareholders		(3,780)
Balance at December 31, 2013	$	—

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Acquisition Date (in thousands):

Cash and cash equivalents	$	45,658
Other current assets		12,952
Property and equipment		5,212
Identifiable intangible assets		62,300
Goodwill		187,130
Other assets		281
Liabilities		(9,386)
	$	304,147

Of the intangible assets recognized, $10.8 million was assigned to licenses and registrations and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life		Balance at acquisition date (in thousands)
Customer relationships	20 years	$	45,100
Strategic alliance agreement	4.25 years		5,800
Trademarks/trade names	1 year		600

The goodwill acquired was assigned to the European Equities segment, as further described in note 13. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of BTL and Chi-X Europe. Approximately $140 million of goodwill was deductible for tax purposes.

The fair value of accounts receivable acquired was $3.0 million. The gross amount of accounts receivable was $3.1 million, of which $0.1 million was deemed to be uncollectable.

The Company recognized $19.3 million and $11.4 million of acquisition-related costs expensed during the years ended December 31, 2012 and 2011, respectively. These costs are included in compensation and benefits, professional and contract services, and changes in fair value of contingent consideration liability in the consolidated statements of income.

The amounts of revenue and operating loss of Chi-X Europe included in the Company's consolidated statements of income from the Acquisition Date to the period ending December 31, 2011 are as follows (in thousands):

Revenue	$	5,021
Operating loss		(7,009)

The following unaudited pro forma financial information presents the combined results of the Company and Chi-X Europe had the acquisition date been January 1, 2011 (in thousands):

		Fiscal Year ended December 31, 2011
Revenue	$	999,490
Operating income		40,897
Net income		24,295
Earnings per share:		
Basic	$	1.09
Diluted		1.07

The supplemental 2011 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2011. The supplemental 2011 pro forma financial information includes pro forma adjustments of $18.8 million for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(4) Restructuring

Prior to the Acquisition Date, Chi-X Europe entered into retention agreements with its employees paid in the first quarter 2012. Subsequent to the acquisition of Chi-X Europe, the Company determined that certain Chi-X Europe employees' positions were redundant. As such, the Company communicated employee termination benefits to these Chi-X Europe employees which included maintaining the terms of the retention agreement. Certain employees were terminated in 2011, while others were terminated in the second quarter of 2012.

In 2011, the Company recorded $4.6 million of termination benefits in compensation and benefits within the consolidated statement of income. At December 31, 2012, all termination benefits had been fully paid.

(5) Investments

Financial Investments

The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows (in thousands):

	December 31, 2013			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 18,197	$ 1	$ —	$ 18,198
Total financial investments	$ 18,197	$ 1	$ —	$ 18,198

	December 31, 2012			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 22,292	$ 3	$ —	$ 22,295
Total financial investments	$ 22,292	$ 3	$ —	$ 22,295

Equity Method Investment

In the fourth quarter 2013, the Company acquired a 25% ownership interest in the European Multilateral Clearing Facility, N.V. (EMCF) for $10.3 million. In January 2014, EMCF changed its name to European Central Counterparty N.V. (EuroCCP). This investment is recorded as an equity method investment, as the Company shares in the proportionate results of the entity and has significant influence over the entity, but does not control the entity.

(6) Allowance for Doubtful Accounts

Allowance for doubtful accounts consisted of the following for the years ended December 31, 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
Balance at beginning of period	$ 406	$ 352	$ 206
Additions:			
Charges to income, included in general and administrative expense	55	187	373
Deductions:			
Recoveries of amounts previously written-off	—	—	(2)
Charges for which reserves were provided	(113)	(133)	(225)
Balance at end of period	$ 348	$ 406	$ 352

(7) Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Computer equipment and software	$ 39,176	$ 38,107
Office furniture and fixtures	1,239	1,159
Leasehold improvements	5,332	4,892
Total property and equipment	45,747	44,158
Less accumulated depreciation	(34,170)	(27,161)
Property and equipment, net	$ 11,577	$ 16,997

Depreciation expense was $9.2 million, $10.3 million and $8.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

(8) Goodwill and Intangible Assets, Net

The following table presents the details of the goodwill and intangible assets (in thousands):

	Intangible assets	Goodwill
Balance at December 31, 2011	$ 61,336	$ 185,549
Acquisition of intangible asset	217	—
Amortization	(6,719)	—
Changes in foreign currency exchange rates	2,762	8,745
Balance as of December 31, 2012	57,596	194,294
Impairment of intangible asset	(3,478)	—
Amortization	(5,967)	—
Changes in foreign currency exchange rates	844	3,643
Balance as of December 31, 2013	$ 48,995	$ 197,937

For the years ended December 31, 2013 and 2012, amortization expense was $6.0 million and $6.7 million respectively. The estimated future amortization expense is $5.0 million for 2014, $7.5 million for 2015, $5.8 million for 2016, $4.6 million for 2017 and $3.6 million for 2018.

The following table presents the categories of intangible assets, all of which is attributed to the European Equities segment, except for domain names, which are recorded in Corporate Items and Eliminations (in thousands):

	December 31, 2013	December 31, 2012
Trademarks and trade names	$ 636	$ 623
Customer relationships	47,798	46,827
Strategic alliance agreements	—	6,022
Trading registrations and licenses	11,446	11,213
Domain names	217	217
Accumulated amortization	(11,102)	(7,306)
	$ 48,995	$ 57,596

In the fourth quarter 2013, the Company recorded an intangible asset impairment charge totaling $3.5 million related to the strategic alliance agreements acquired through the 2011 acquisition of Chi-X Europe. The Company has determined the carrying amount of the intangible is not recoverable and exceeded its fair value. The fair value of the strategic alliance was determined using the estimated cash flows from the strategic alliance. This charge was recorded in impairment of assets in the consolidated statements of income and attributed to the European Equities segment.

(9) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Accounts payable	$ 12,681	$ 14,356
Deferred rent	278	123
Dividends payable	312	367
Unrecognized tax benefits	—	470
Accrued expenses	11,773	11,319
Accounts payable and accrued expenses	$ 25,044	$ 26,635

(10) Debt

On December 19, 2012, the Company entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million (the '2012 Loan'). The proceeds received from the term loan were used by the Company to pay a $298.9 million dividend, or $13.20 per share, to all shareholders of BATS Global Markets, Inc. common stock during the fourth quarter 2012. The term of the loan is six years ending on December 19, 2018 with a variable interest rate based on 1-month London Interbank Offered Rate (LIBOR) (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans have similar interest rates and a three-year term, ending on December 19, 2015. Principal payments on outstanding balances are made on a quarterly basis. The Company incurred $7.1 million of debt issuance costs, which was capitalized and is being amortized over the term of the loans.

As of December 31, 2013 and 2012, the Company's long-term debt consisted of the following (in thousands):

	December 31, 2013	December 31, 2012
Term loan	$ 255,000	$ 300,000
Less: debt discount	(8,976)	(12,381)
Revolving loan	—	—
Total debt	246,024	287,619
Less: current portion	(17,422)	(48,776)
Total long-term debt	$ 228,602	$ 238,843

The unamortized debt discount will be amortized as part of interest and investment expense through December 19, 2018, the maturity date of the term loan. The effective interest rate on the term loan was 7.3% for both the years ended December 31, 2013 and 2012.

The credit agreement for the 2012 Loan contains customary affirmative and negative covenants, events of default and a financial covenant to not exceed a maximum leverage ratio measured each quarter through the term of the loan, all as defined in the credit agreement. As of December 31, 2013 and 2012, the Company was in compliance with all covenants of the credit arrangements.

`The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets of the Company and certain subsidiaries as collateral.

As of December 31, 2013, aggregate minimum annual maturities of long-term debt were $45 million in 2014, 2015, 2016 and 2017. However, with the subsequent refinancing (see Note 22), the refinanced aggregate minimum annual maturities of long-term debt are $17.6 million in 2014 and $23.5 million in 2015, 2016, 2017, 2018 and 2019.

Interest expense recognized on the term loan and revolving loans for the year ended December 31, 2013 and 2012 is as follows (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2012
Components of interest expense:		
Contractual interest	$ 20,019	$ 707
Amortization of debt discount	3,405	119
Amortization of debt issuance cost	2,548	85
Interest expense	$ 25,972	$ 911

(11) Accumulated Other Comprehensive Income

The following represents the changes in accumulated other comprehensive income by component, before tax:

	Foreign currency translation adjustment	Unrealized holding (losses) gains on available-for-sale investments	Accumulated other comprehensive (loss) income
Balance at December 31, 2011	$ (3,420)	$ (206)	$ (3,626)
Other comprehensive income for the twelve months ending December 31, 2012	12,897	209	13,106
Tax effect on other comprehensive income	(4,786)	—	(4,786)
Balance at December 31, 2012	4,691	3	4,694
Other comprehensive income for the twelve months ending December 31, 2013	6,564	(3)	6,561
Tax effect on other comprehensive income	(1,718)	—	(1,718)
Balance at December 31, 2013	$ 9,537	$ —	$ 9,537

(12) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Financial investments classified as trading and available-for-sale consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013 and 2012 (in thousands):

	December 31, 2013			
	Total	Level 1	Level 2	Level 3
Assets:				
Trading financial investments:				
U.S. Treasury securities	$ 7,004	$ 7,004	$ —	$ —
Available-for-sale financial investments:				
U.S. Treasury securities	18,198	18,198	—	—
Total assets	$ 25,202	$ 25,202	$ —	$ —

	December 31, 2012			
	Total	Level 1	Level 2	Level 3
Assets:				
Trading financial investments:				
U.S. Treasury securities	$ 7,497	$ 7,497	$ —	$ —
Available-for-sale financial investments:				
U.S. Treasury securities	22,295	22,295	—	—
Total assets	$ 29,792	$ 29,792	$ —	$ —

The carrying amount of long-term debt approximates its fair value based on quoted LIBOR at both December 31, 2013 and 2012 and is considered a Level 2 measurement.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, notes receivable, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature and are considered Level 2 measurements.

The carrying amount of the strategic alliance intangible at December 31, 2013 is based on the estimated cash flows from the strategic alliance which is a significant unobservable input, and is considered a Level 3 measurement valued at zero dollars.

The carrying amount of the EuroCCP investment at December 31, 2013 approximates fair value that is based on the estimated cash flows from the EuroCCP entity, a significant unobservable input, and is also considered a Level 3 measurement.

Also, the process to evaluate the impairment of goodwill involves calculations to determine the fair value of each reporting unit on a stand-alone basis. A combination of formulas using current market multiples and cash flow scenarios is used to estimate the fair value of each reporting unit. That fair value is compared to the carrying amount of the reporting unit, including its recorded goodwill. Impairment is considered to have occurred if the fair value of the reporting unit is lower than the carrying amount of the reporting unit. These measurements are classified as Level 3.

(13) Segment Reporting

The Company operates under three reportable segments: U.S. Equities, European Equities and U.S. Options. The Company evaluates segment performance primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

- The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on BZX and BYX. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading. It also includes the listings business where ETFs are listed on BZX.
- The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the RIE,

BTL. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Chi-X Europe, as well as the listings business where ETFs can be listed on BTL. The Company acquired Chi-X Europe on November 30, 2011. See note 3 for additional information.

- The U.S. Options segment includes the listed equity options transaction services that occur on BZX. This segment began trading listed equity options in February 2010. It also includes the listed equity options routed transaction services that occur on Trading.

Summarized financial data of the Company's reportable segments was as follows (in thousands):

	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
2013:					
Revenues	$ 662,798	$ 86,415	$ 92,283	$ —	$ 841,496
Revenues less cost of revenues	123,940	57,578	15,313	—	196,831
Depreciation and amortization	4,359	9,882	928	—	15,169
Operating income (loss)	77,398	17,440	8,469	(1,529)	101,778
Total assets	215,784	297,196	6,845	(62,882)	456,943
Goodwill	—	197,937	—	—	197,937
Intangible assets, net	—	48,778	—	217	48,995
Debt	—	—	—	246,024	246,024
Purchases of property and equipment	3,262	187	148	—	3,597
2012:					
Revenues	$ 723,220	$ 82,829	$ 78,655	$ —	$ 884,704
Revenues less cost of revenues	127,136	35,771	14,046	—	176,953
Depreciation and amortization	4,406	11,478	1,157	—	17,041
Operating income (loss)	83,076	(25,174)	7,705	(6,291)	59,316
Total assets	170,579	292,936	9,002	(2,947)	469,570
Goodwill	—	194,294	—	—	194,294
Intangible assets, net	—	57,379	—	217	57,596
Contingent consideration liability	—	3,780	—	—	3,780
Debt	—	—	—	287,619	287,619
Purchases of property and equipment	4,518	310	1,651	421	6,900
2011:					
Revenues	$ 840,801	$ 28,389	$ 57,439	$ —	$ 926,629
Revenues less cost of revenues	115,352	10,656	1,976	—	127,984
Depreciation and amortization	4,729	2,792	872	—	8,393
Operating income (loss)	69,720	(24,448)	(4,409)	(2,578)	38,285
Total assets	267,800	325,524	4,861	(3,282)	594,903
Goodwill	—	185,549	—	—	185,549
Intangible assets, net	—	61,336	—	—	61,336
Contingent consideration liability	—	52,600	—	—	52,600
Purchases of property and equipment	2,438	6,441	674	—	9,553

Geographic Data

The following table presents revenues and long-lived assets, net by geographic area for 2013, 2012 and 2011 (in thousands). Revenues are classified based upon the location of the trading venue. Long-lived assets information is based on the physical location of the assets.

	Total revenues	Long-lived assets
2013:		
United States	$ 755,081	$ 8,146
United Kingdom	86,415	250,363
Total	$ 841,496	$ 258,509
2012:		
United States	$ 801,876	$ 9,904
United Kingdom	82,828	258,983
Total	$ 884,704	$ 268,887
2011:		
United States	$ 898,240	$ 8,634
United Kingdom	28,389	257,832
Total	$ 926,629	$ 266,466

(14) Employee Benefit Plan

The Company offers a SIMPLE Individual Retirement Account for the benefit of all U.S. employees. The Company matches participating employee contributions of up to three percent of salary. All U.S. employees are eligible to participate. The Company's contribution amounted to $0.5 million for the year ended December 31, 2013 and $0.4 million for the years ended December 31, 2012 and 2011. This expense is included in compensation and benefits in the consolidated statements of income.

BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company's contribution amounted to $0.4 million for the years ended December 31, 2013 and 2012 and $0.3 million for the year ended December 31, 2011. This expense is included in compensation and benefits in the consolidated statements of income.

Chi-X Europe operated a defined contribution plan known as the Personal Pension Plan (the Plan). All employees of Chi-X Europe were eligible to participate in 2012 and 2011. The cost of contributions payable by the Company with regards to the Plan for the year are expensed as incurred. For the years ended December 31, 2012 and 2011 the Company contributed $0.3 million and $0.1 million, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

(15) Related Party Transactions

Certain affiliates of stockholders of BATS conduct trading activity through the Company. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

The Company maintains brokerage accounts with a stockholder. As of December 31, 2013 and 2012, $59.2 million and $67.9 million, respectively, in cash and cash equivalents and financial investments were held in such accounts.

(16) Regulatory Capital

As a broker-dealer registered with the SEC, Trading is subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading computes its net capital requirements under the basic method provided for in Rule 15c3-1, which, as of December 31, 2013 and 2012, requires Trading to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2013 and 2012, Trading had net capital of $6.4 million and $6.2 million, respectively, which was $6.1 million and $5.9 million, respectively, in excess of its required net capital of $0.3 million for both years.

As entities regulated by the Financial Conduct Authority (FCA), BTL and Chi-X Europe are both subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its CRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This CRR was $16.6 million at December 31, 2013. In prior years BTL was a Banks, Investment firms, PRUdential (BIPRU) 730k firm as defined by the Markets in Financial Instruments Directive of the FCA. At December 31, 2012 BTL computed its CRR as the greater of the base requirement of $9.4 million or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2013 and 2012, BTL had capital in excess of its required CRR of $12.9 million and $7.3 million, respectively.

As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at December 31, 2013 and $0.6 million at December 31, 2012, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2013, Chi-X Europe had capital in excess of its required CRR of $1.4 million. At December 31, 2012, Chi-X Europe had capital in excess of its required CRR of $2.7 million.

(17) Stock-Based Compensation

The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $2.2 million, $5.6 million and $5.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

Stock Options

The Company has two stock option plans pursuant to which stock options have been granted: the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan (2008 Plan) and the BATS Global Markets, Inc. 2009 Stock Option Plan (2009 Plan). Options granted under these plans generally vest over four years. Options granted under the 2008 Plan have a five-year contractual term, while options granted under the 2009 Plan have a ten-year contractual term. Pursuant to the 2009 Stock Option Plan and the 2008 Stock Option Plan, the Company authorized grants of options to its full-time employees to purchase up to 2,195,417 shares of the Company's stock. Such shares must be previously unissued or reacquired shares.

In connection with the Company's failed attempt of an initial public offering (IPO) during 2012, the Company's registration statement on Form S-1 was declared effective by the SEC. As a result of the registration statement being declared effective and pursuant to the 2008 Plan and 2009 Plan, all remaining outstanding unvested stock options would become fully vested one year after the effectiveness of the Company's registration statement. The Company recorded $0.4 million and $1.5 million in stock-based compensation expense for the years ended December 31, 2013, and December 31, 2012, respectively, as a result of the vesting acceleration of outstanding unvested stock options.

During 2012, the Company modified the exercise prices of outstanding stock options as a result of the extraordinary dividends paid during 2012 pursuant to the anti-dilutive provisions of the 2008 Plan and 2009 Plan. The exercise prices were decreased by $3.31 and $9.96 for the dividends paid in August 2012 and December 2012, respectively.

Summary stock option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2010	2,005,750	$ 26.53	3.2	$ 30,093,033
Exercised	(343,000)	16.63		10,864,163
Forfeited	(58,250)	38.71		
Outstanding, December 31, 2011	1,604,500	28.20	3.1	37,030,383
Exercised	(1,030,655)	20.59		17,949,059
Forfeited	(37,220)	44.40		
Outstanding, December 31, 2012	536,625	$ 27.62	6.7	$ 1,652,529
Exercised	(39,750)	28.51		517,628
Forfeited	(7,500)	31.93		
Outstanding, December 31, 2013	489,375	$ 28.30	5.8	$ 2,825,771
Exercisable at December 31, 2013	489,375	$ 28.30	5.8	$ 2,825,771

Summary of the status of nonvested options is presented below:

Nonvested shares	Shares		Weighted average grant-date fair value
December 31, 2010 – Nonvested	998,500	$	18.03
Vested	(446,188)		14.01
Forfeited	(58,250)		38.71
December 31, 2011 – Nonvested	494,062		21.16
Vested	(236,030)		18.28
Forfeited	(37,220)		40.23
December 31, 2012 – Nonvested	220,812		24.25
Vested	(213,312)		23.29
Forfeited	(7,500)		25.65
December 31, 2013 – Nonvested	—	$	—

Cash proceeds received from 20,850 and 82,250 options exercised for the years ended December 31, 2012 and 2011, respectively, was $0.4 million and $1.2 million, respectively. During 2013, 2012 and 2011, the Company purchased 30,228, 756,779 and 166,824 treasury shares for $1.0 million, $28.8 million and $8.1 million, respectively, as the result of 39,750, 1,009,805 and 260,750 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise. Excess tax benefits from stock option exercises recognized during the years ended December 31, 2013, 2012 and 2011 was $0.1 million, $3.3 million and $3.3 million, respectively.

Restricted Stock

In 2012, the Company established the Amended and Restated BATS Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan) under which the Company grants restricted stock to certain employees and directors. Restricted stock granted under the plan has a ten-year contractual term. Pursuant to the 2012 Plan, the Company is authorized to grant restricted stock up to 525,000 shares.

Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2011	—	$ —
Granted	90,829	37.53
Vested	—	—
Nonvested stock at December 31, 2012	90,829	37.53
Granted	88,606	33.94
Vested	(25,061)	37.58
Nonvested stock at December 31, 2013	154,374	$ 35.46

The total unrecognized compensation expense related to nonvested restricted stock is approximately $5.2 million, which will be recognized over a weighted average remaining period of 3.4 years.

During 2013, the Company purchased 6,689 treasury shares for $0.2 million as the result of 25,061 shares of restricted stock vesting to satisfy the employee income tax withholdings upon exercise.

During 2013, the Company also paid $0.4 million for dividends previously declared upon vesting of restricted stock.

Share Repurchase Program

During 2012, the Company approved a Share Repurchase Program (the SRP). The SRP was effective for a one-year period ending on December 31, 2013. During 2013, the Company repurchased 36,536 shares into treasury for $1.2 million.

(18) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Deferred tax assets:		
Stock-based compensation	$ 5,370	$ 4,904
Goodwill and other intangibles	5,391	8,136
Bad debts	137	159
Other assets	1,034	680
Property and equipment	3,895	2,745
Intangible start-up costs	235	457
Unrecognized tax benefits	2,353	3,178
Net operating losses and credit carryforwards	5,570	13,494
Transaction costs	462	—
Gross deferred tax assets	24,447	33,753
Less deferred tax asset valuation allowance	(16)	(16,941)
Total deferred tax assets	24,431	16,812
Deferred tax liabilities:		
Prepaid expenses	915	713
Foreign branch losses	9,672	—
Foreign currency translation gain	4,863	3,166
Total deferred tax liabilities	15,450	3,879
Net deferred tax assets	$ 8,981	$ 12,933

The deferred tax asset associated with net operating losses is $5.6 million. The net operating losses have no expiration.

The provision for income taxes for the years ended December 31, 2013, 2012 and 2011 consists of the following (in thousands):

	2013	2012	2011
Current tax expense:			
Federal	$ 23,540	$ 18,807	$ 18,849
State	2,540	13,475	909
Total current tax expense	26,080	32,282	19,758
Deferred income tax benefit:			
Federal, state and foreign	2,745	(5,749)	(4,963)
Total deferred income tax expense (benefit)	2,745	(5,749)	(4,963)
Income tax provision	$ 28,825	$ 26,533	$ 14,795

For the years ended December 31, 2013, 2012 and 2011, income from continuing operations before taxes consists of the following:

	2013	2012	2011
U.S. Operations	$ 58,461	$ 83,620	$ 55,566
Foreign operations	17,202	(25,513)	(17,223)
	$ 75,663	$ 58,107	$ 38,343

Income tax expense attributable to income from continuing operations consists of:

	Current	Deferred	Total
Year ended December 31, 2013:			
U.S. federal	$ 23,540	$ 12,051	$ 35,591
State and local	2,540	366	2,906
Foreign jurisdictions	—	(9,672)	(9,672)
	$ 26,080	$ 2,745	$ 28,825
Year ended December 31, 2012:			
U.S. federal	$ 18,807	$ (5,308)	$ 13,499
State and local	13,475	(441)	13,034
Foreign jurisdictions	—	—	0
	$ 32,282	$ (5,749)	$ 26,533
Year ended December 31, 2011:			
U.S. federal	$ 18,849	$ (5,462)	$ 13,387
State and local	909	499	1,408
Foreign jurisdictions	—	—	—
	$ 19,758	$ (4,963)	$ 14,795

In 2013, $0.1 million and in 2012 and 2011, $3.3 million of income tax benefits primarily related to stock-based compensation was recorded as additional paid-in-capital in the Consolidated Statements of Financial Condition. Also in 2013, 2012 and 2011, $1.7 million, $4.8 million, and ($0.8 million), respectively of income tax expense (benefit) was recorded as other comprehensive income in the Consolidated Statements of Financial Condition.

The Company has elected to treat BTL and Chi-X Europe as flow-through entities for U.S. federal income tax purposes. As a result, the activities for BTL and Chi-X Europe are treated as branches of the Company, and taxable income or loss reported by BTL and Chi-X Europe are included in the U.S. federal income tax return of the Company. The Company assessed the realizability of its U.K. deferred tax assets and released its valuation allowance in 2013. The Company recorded a corresponding U.S. deferred tax liability for the U.K. deferred tax assets. It is not anticipated that the U.K. tax liability will be offset by U.S. foreign tax credits due to the Company's overall foreign loss position. Pursuant to U.K. tax law, net operating losses do not expire as long as the trade or business that generated the losses remains in existence.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the years ended December 31, 2013, 2012 and 2011 due to the following (in thousands):

	2013		2012		2011	
Computed "expected" tax provision	$ 26,482	35.0%	$ 20,337	35.0%	$ 13,420	35.0%
Increase (decrease) in income tax resulting from:						
Nondeductible expenses	1,475	1.9	(962)	(1.7)	903	2.4
Section 199 benefit	(1,543)	(2.0)	(1,439)	(2.5)	(1,315)	(3.4)
State income taxes	4,359	5.8	9,089	15.7	1,130	2.9
Release of uncertain tax positions	(3,746)	(5.0)	—	—	—	—
Other	1,798	2.4	(492)	(0.8)	657	1.7
Income tax provision	$ 28,825	38.1%	$ 26,533	45.7%	$ 14,795	38.6%

Nondeductible expenses in 2012 include a deduction of $1.0 million for previously capitalized stock issuance costs which became deductible upon the abandonment of the Company's IPO.

The effective tax rate for 2013 was 38.1% compared to 45.7% in 2012 and 38.6% in 2011. The effective tax rate increased from 2011 to 2012 primarily due to increases in unrecognized tax benefits related to state tax filing positions. The effective tax rate decreased from 2012 to 2013 due to the current year recognition of previously unrecognized state tax benefits.

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

In the current year, the Company released its valuation allowance associated with its U.K. net deferred tax assets. A reconciliation of the U.K. valuation allowance for the years ended December 31, 2013, 2012 and 2011 is as follows (in thousands):

	Balance beginning of period	Valuation allowance acquired	(Credited) charged to income	Changes to accumulated other comprehensive (loss) income	Releases	Balance end of period
December 31, 2013	$ 16,941	$ —	$ (6,974)	$ (486)	$ (9,481)	$ —
December 31, 2012	16,492	—	(496)	945	—	16,941
December 31, 2011	7,725	6,093	2,777	(103)	—	16,492

The valuation allowance reflects U.K. corporate income tax rate changes enacted in 2013 reducing the rate from 24% to 23% from April 1, 2013 to March 31, 2014 and to 21% beginning April 1, 2014. The effect is credited to income for the year ended December 31, 2013.

A reconciliation of the unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011 is as follows (in thousands):

	Year ended December 31		
	2013	2012	2011
Balance at beginning of year	$ 9,079	$ 1,918	$ 202
Additions for current year tax positions	1,862	3,000	678
Additions for prior year tax positions	41	5,157	1,038
Reductions for prior year tax positions	(4,593)	(996)	—
Reductions related to expirations of statute of limitations	(305)	—	—
Settlements	—	—	—
Balance at end of year	$ 6,084	$ 9,079	$ 1,918

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $0.3 million within the next twelve months due to expiring statutes of limitation.

At December 31, 2013 and 2012, the Company had $4.0 million and $5.6 million, respectively, of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.6 million and $1.4 million related to uncertain tax positions at December 31, 2013 and 2012. Total interest and penalties decreased by $0.8 million during 2013 and increased by $1.2 million in 2012.

The Company files a U.S. federal income tax return and tax returns in various jurisdictions, including a U.K. income tax return for its U.K. operations. The Company's open tax years are 2010 through 2013.

On September 13, 2013, Treasury and the Internal Revenue Service issued final regulations regarding the deduction and capitalization of expenditures related to tangible property. The final regulations under Internal Revenue Code Sections 162, 167 and 263(a) apply to amounts paid to acquire, produce, or improve tangible property as well as dispositions of such property and are generally effective for tax years beginning on or after January 1, 2014. We have evaluated these regulations and determined they will not have a material impact on our consolidated results of operations, cash flows or financial position.

(19) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2013	2012	2011
Numerator:			
Net income	$ 46,838	$ 31,574	$ 23,548
Denominator:			
Weighted average common shares outstanding for basic earnings per share	22,642	22,509	18,230
Weighted average effect of dilutive securities:			
Stock options and restricted stock	97	237	515
Denominator for diluted earnings per share	22,739	22,746	18,745
Basic and diluted earnings per share:			
Basic earnings per share	$ 2.07	$ 1.40	$ 1.29
Diluted earnings per share	$ 2.06	$ 1.39	$ 1.26

Stock options and restricted stock to purchase 46,188, 102,862 and 150,162 shares at December 31, 2013, 2012 and 2011, respectively, were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method.

(20) Commitments, Contingencies and Guarantees

Operating Leases

During 2008, the Company entered into four noncancelable operating lease agreements: office space for its corporate headquarters for 5 years with two 5 year renewal options, as amended in 2009; office space for its BTL headquarters for 10 years with a break-up clause after 5 years; office space for its New York office for 5 years; and a U.S. disaster recovery space for 5 years. In connection with these leases, the Company received reimbursement for leasehold improvements of $1.1 million. This reimbursement is a lease incentive which has been recognized as a liability and is being amortized on a straight-line basis over the respective lease terms as a reduction in occupancy expense. The leasehold improvements are included in property and equipment, net and are being amortized over the shorter of the estimated useful life of the improvements and the respective lease terms. In June 2012, BTL exercised the break-up clause with its lease and moved its corporate office to the Chi-X Europe facilities.

In November 2012, the Company entered into a lease agreement with a data center provider for the primary data center in Slough, U.K. This lease is for 41 months. In December 2011, the Company also entered into new lease agreements with the data center provider for the primary data center in Weehawken, New Jersey and the back-up data center site in Chicago, Illinois. These leases are for 30 months and 34 months respectively.

In October 2012 and amended in November 2013, the Company entered into a 10 year lease agreement for office space in New York, with the one-time option to cancel the lease after 5 years.

In November 2013, the Company extended its lease at the U.S. disaster recovery space for an additional 5 years.

In December 2013, the Company entered into new five-year lease agreements with a new data center provider in Secaucus, New Jersey.

Future annual minimum lease commitments under these operating leases as of December 31, 2013, are as follows (in thousands):

2014	$	3,115
2015		2,231
2016		2,120
2017		2,122
2018		1,930
Thereafter		4,373
Total	$	15,891

Rent expense was $1.8 million, $2.3 million and $1.5 million, for the years ended December 31, 2013, 2012 and 2011, respectively, which is recorded in occupancy expense in the accompanying consolidated statements of income.

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial condition, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

In complaints filed on July 22, 2009, May 11, 2010 and August 17, 2010 in the U.S. District Court for the Eastern District of Texas, Realtime Data, LLC d/b/a/ IXO (Realtime) claimed that the Company, along with certain other financial instrument exchanges, investment and commercial banking companies and financial data providers, infringed six Realtime patents by using, selling or offering for sale financial data compression products or services. The complaint sought declaratory and injunctive relief or, in the alternative, a compulsory ongoing licensing fee, as well as unspecified damages for past and future infringement, attorneys' fees, costs and expenses. The allegations relate to data products for which the Company does not directly charge any fees. Specifically, it is alleged that the Company violated several of Realtime's patents through its use of the FAST protocol as it relates to BATS FAST PITCH, OPRA instrumentalities, and SIAC instrumentalities. On September 21, 2011, the case was transferred to the U.S. District Court for the Southern District of New York. The Court issued a final order dismissing the case on November 9, 2012. Realtime's appeal of the Court's decision to dismiss the case has been fully briefed and oral arguments were held on December 4, 2013. On January 27, 2014, the U.S. Court of Appeals for the Federal Circuit affirmed the entirety of the decision issued by the Court. Outside counsel has indicated that the likelihood that this case will be accepted for any further review is extremely low. The

Company believes these allegations are without merit and intends to vigorously defend this litigation. At this time, the Company believes an unfavorable outcome is not probable and is unable to estimate a range of loss, if any, as the damages sought in the allegations have not been quantified or substantiated. The Company does not believe losses, if any, would have a material effect on its results of operations or financial position taken as a whole.

In a complaint filed on June 14, 2013 in the U.S. District Court for the District of Delaware, Relay IP, Inc. (Relay IP) claimed that the Company infringed a Relay IP patent through the Company's distribution of data using a multicast routing method known as the Protocol Independent Multicast-Sparse Mode standard, also known as the PIM-SM standard. Relay IP has also filed similar complaints against certain other financial instrument exchanges, financial data providers, telecommunications companies, and hardware manufacturers. Cisco Systems, Inc. (Cisco), a named defendant in a similar complaint and a manufacturer of hardware on which the PIM-SM standard is implemented, has filed a motion to intervene and stay in which Cisco requests that the court stay litigation between its customers (which includes the Company) and Relay IP in favor of an action between Cisco and Relay IP. Relay IP has opposed this motion. Outside counsel believes that there is a possibility that the motion will be granted, but is not able to predict the court's decision at this time. Relay IP's complaint against the Company seeks declaratory judgment, unspecified damages, including enhanced damages, costs, and pre- and post-judgment interest, and any other relief deemed just and proper. Specifically, it is alleged that the Company violated a patent owned by Relay IP through its use of the PIM-SM standard as it relates to the distribution of Multicast PITCH and BATS Multicast Latency Feed. The Company began charging fees for Multicast PITCH on July 1, 2013, and does not directly charge any fees for BATS Multicast Latency Feed. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that it has not infringed any valid patent and intends to vigorously defend this litigation.

In a complaint filed on January 23, 2014 in the U.S. District Court for the District of Kansas, Leveraged Innovations LLC (LI) claimed that the Company infringed several LI patents by allowing the exchange of shares of leveraged exchange traded funds (Leveraged ETFs) through both BZX and BYX. LI claims to own several patents directed to computerized methods for creating and exchanging Leveraged ETFs. LI's complaint against the Company seeks declaratory judgment, damages (including royalties and prejudgment interest), attorneys' fees and costs, injunctive relief, and any other relief provided under the law or deemed just and proper by the court. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that it has not infringed any valid patent and intends to vigorously defend this litigation.

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, and Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority (FINRA).

In February 2012, the Company received a written request from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of the Company's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. The Company received a supplemental information request in August 2012 requesting additional information regarding the Company's corporate history, relationships with shareholders and members, and additional questions regarding the development of order types. The Company is cooperating with the staff and all requested information has been provided to date.

In addition, on March 23, 2012, an internal systems problem caused a matching engine failure on the BZX Exchange that ultimately resulted in the need for BATS Global Markets to cancel its IPO. On March 28, 2012, the Company's management met with SEC Commissioners and staff in Washington, DC to discuss the matter. Subsequent to that meeting, the Company was informed by the SEC's Division of Enforcement that it was opening an investigation into the matter. As part of its investigation, the Company received a written information request from the SEC's Division of Enforcement seeking documents related to the IPO, which documents have been produced. The Company is cooperating with the staff. In addition, the Boards of Directors of BATS Global Markets, BZX and BYX have concluded an external review of the events leading up to the failed IPO. The Company and the professionals retained by the Company to conduct the review presented the results of that review to SEC staff in November 2012. The SEC subsequently scheduled testimony with four Company executives for February 2013. The Company continues to cooperate with the SEC on this matter. The Company will defend itself vigorously should the SEC staff recommend that an enforcement action be instituted, or should the SEC determine to institute such action.

On April 10, 2012, members of the Company's management met with representatives from the SEC's Division of Enforcement in Washington, DC to discuss the Company's trading systems and the manner in which orders are processed and executed on our markets. The meeting was a result of an open SEC Enforcement investigation related to high frequency trading. The Company is cooperating with and has provided various information to the staff in connection with this investigation.

If the Company is found to be out of compliance with obligations under the federal securities laws, the Company could be subject to judicial or administrative proceedings that may result in substantial penalties. Any such liability or penalties could have a material adverse effect on the Company's business. At this time, the Company believes it is too early to determine the probability of assertion of a claim or the probability of an unfavorable outcome if any claim is asserted in connection with the investigations described above and the Company is unable to estimate a range of loss, if any.

Guarantees

The Company uses Wedbush Securities and Morgan Stanley to clear its routed cash equities transactions. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

(21) Quarterly Data (Unaudited) (in Thousands, except per share data)

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2013
Total revenue	$ 218,941	$ 230,468	$ 195,036	$ 197,051	$ 841,496
Operating expenses	22,196	21,774	25,027	26,056	95,053
Operating income	27,709	28,139	25,705	20,225	101,778
Net income	$ 15,995	$ 12,251	$ 9,928	$ 8,664	$ 46,838
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.71	$ 0.54	$ 0.44	$ 0.38	$ 2.07
Diluted earnings per share	$ 0.70	$ 0.54	$ 0.44	$ 0.38	$ 2.06

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2012
Total revenue	$ 214,393	$ 230,735	$ 217,036	$ 222,540	$ 884,704
Operating expenses	32,753	27,665	24,962	32,257	117,637
Operating income	10,924	15,478	18,927	13,987	59,316
Net income	$ 7,506	$ 10,173	$ 11,528	$ 2,367	$ 31,574
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.34	$ 0.45	$ 0.51	$ 0.10	$ 1.40
Diluted earnings per share	$ 0.33	$ 0.45	$ 0.51	$ 0.10	$ 1.39

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2011
Total revenue	$ 209,224	$ 200,836	$ 281,951	$ 234,618	$ 926,629
Operating expenses	19,668	19,719	18,539	31,773	89,699
Operating income	4,757	5,637	19,952	7,939	38,285
Net income	$ 2,681	$ 2,850	$ 12,005	$ 6,012	$ 23,548
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.15	$ 0.16	$ 0.67	$ 0.31	$ 1.29
Diluted earnings per share	$ 0.15	$ 0.15	$ 0.65	$ 0.30	$ 1.26

(22) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2013 through February 25, 2014 the date the consolidated financial statements were issued.

On January 31, 2014, the Company completed the acquisition of 100% of the outstanding common stock of Direct Edge Holding LLC in exchange for 9.8 million shares of common stock of the Company.

Upon consummation of the acquisition of Direct Edge Holding LLC, the Company also entered into (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million. The proceeds received from the term loan were used by the Company to finance the acquisition, repay the debt outstanding at December 31, 2013, pay an extraordinary dividend to shareholders, and other corporate purposes. The term of the loan is six years ending on January 31, 2020 with variable interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 425 basis points (400 if leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of 0.5% and a three-year term, ending on January 31, 2017. Principal payments on outstanding balances are made on a quarterly basis. In connection with payment of the debt outstanding at December 31, 2013, the associated original issuance discount and debt issuance costs were extinguished resulting in a loss of $13.8 million.

There have been no other subsequent events that have occurred during such period that would require disclosure in the consolidated financial statements or would be required to be recognized in the consolidated financial statements as of and for the year ended December 31, 2013.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Supplementary Information

The Board of Directors
BATS Global Markets, Inc.:

We have audited the consolidated financial statements of BATS Global Markets, Inc. and its subsidiaries (the Company) as of and for the year ended December 31, 2013, and have issued our report thereon dated February 25, 2014 which contained an unmodified opinion on those consolidated financial statements. Our audit was performed for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating financial statements are presented for the purposes of additional analysis and are not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

KPMG LLP

February 25, 2014

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Financial Condition

(in thousands)

December 31, 2013

Assets	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Reclassifications/ eliminations	Consolidated
Current assets:											
Cash and cash equivalents	$ 6,435	$ 3,351	$ 4,345	$ 35,815	$ —	$ 26,786	$ 1,384	$ —	$ —	$ 9,101	$ 87,217
Financial investments					—						
Trading investments, at fair value	—	7,004	—	—	—	—	—	—	—	—	7,004
Available-for-sale investments, at fair value	—	—	5,200	22,099	—	—	—	—	—	(9,101)	18,198
Accounts receivable, net	732	—	6,858	39,776	—	6,488	—	—	—	—	53,854
Income taxes receivable	—	854	—	5,888	—	—	—	—	11,418	(17,490)	670
Other receivables	520	22	—	867	—	273	—	—	—	—	1,682
Due from affiliates	—	3,724	12,057	59,922	417	—	71	—	986	(77,177)	—
Deferred income taxes, net	—	—	—	—	—	—	—	—	—	—	—
Prepaid expenses	323	6	185	1,531	—	1,206	—	—	—	354	3,605
Total current assets	8,010	14,961	28,645	165,898	417	34,753	1,455	—	12,404	(94,313)	172,230
Property and equipment, net	—	—	1,946	5,983	—	3,648	—	—	—	—	11,577
Goodwill	—	—	—	—	—	—	197,937	—	—	—	197,937
Intangible assets, net	217	—	—	—	—	—	48,778	—	—	—	48,995
Debt issuance costs, net	5,000	—	—	—	—	—	—	—	—	(354)	4,646
Deferred income taxes, net	343	2,419	(37)	4,638	—	—	—	—	1,879	—	9,242
Other assets	63	15	—	1,609	—	292	—	—	—	—	1,979
Investment in EuroCCP	—	—	—	—	—	10,337	—	—	—	—	10,337
Investment in BATS Trading, Inc.	7,075	—	—	—	—	—	—	—	—	(7,075)	—
Investment in BATS Y-Exchange, Inc.	17,131	—	—	—	—	—	—	—	—	(17,131)	—
Investment in BATS Exchange, Inc.	122,736	—	—	—	—	—	—	—	—	(122,736)	—
Investment in BATS Trading Limited	—	—	—	—	—	—	—	—	292,450	(292,450)	—
Investment in BATS FX, Inc.	(266)	—	—	—	—	—	—	—	—	266	—
Investment in Chi-X Europe, Ltd.	—	—	—	—	—	248,166	—	—	—	(248,166)	—
Investment in Omicron Holdings	306,490	—	—	—	—	—	—	—	—	(306,490)	—
Investment in Omicron Acquisition Corp	—	—	—	—	—	—	—	306,490	—	(306,490)	—
Total assets	$ 466,799	$ 17,395	$ 30,554	$ 178,128	$ 417	$ 297,196	$ 248,170	$ 306,490	$ 306,733	$ (1,394,939)	$ 456,943
Liabilities and Stockholders' Equity											
Current liabilities:											
Accounts payable and accrued expenses	$ 15,055	$ 3,586	$ 3,029	$ 17,430	$ 144	$ 3,286	$ 4	$ —	$ —	$ (17,490)	$ 25,044
Due to affiliates	65,374	6,732	3,540	—	539	992	—	—	—	(77,177)	—
Section 31 fees payable	—	—	6,834	29,934	—	—	—	—	—	—	36,768
Current portion of long-term debt	45,000	—	—	—	—	—	—	—	—	(27,578)	17,422
Contingent consideration liability	—	—	—	—	—	—	—	—	—	—	—
Deferred income taxes	(342)	2	20	338	—	—	—	—	243	—	261
Total current liabilities	125,087	10,320	13,423	47,702	683	4,278	4	—	243	(122,245)	79,495
Long-term debt, less current portion	201,024	—	—	—	—	—	—	—	—	27,578	228,602
Unrecognized tax benefits	—	—	—	6,732	—	—	—	—	—	—	6,732
Other liabilities	672	—	—	958	—	468	—	—	—	—	2,098
Stockholders' equity:											
Common stock	239	—	—	—	—	—	55,450	—	—	(55,450)	239
Common stock in treasury	(42,651)	—	—	—	—	—	—	—	—	—	(42,651)
Additional paid-in capital	128,604	9,501	7,297	74,343	71	327,087	215,882	303,095	303,130	(1,240,406)	128,604
Retained (deficit) earnings	44,287	(2,426)	9,834	48,392	(337)	(49,918)	(38,850)	(7,839)	(7,874)	49,018	44,287
Accumulated other comprehensive income, net	9,537	—	—	1	—	15,281	15,684	11,234	11,234	(53,434)	9,537
Total stockholders' equity	140,016	7,075	17,131	122,736	(266)	292,450	248,166	306,490	306,490	(1,300,272)	140,016
Total liabilities and stockholders' equity	$ 466,799	$ 17,395	$ 30,554	$ 178,128	$ 417	$ 297,196	$ 248,170	$ 306,490	$ 306,733	$ (1,394,939)	$ 456,943

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Financial Condition

(in thousands)

December 31, 2012

Assets	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Reclassifications/ eliminations	Consolidated
Current assets:											
Cash and cash equivalents	$ 336	$ 3,505	$ 11,788	$ 37,950	$ 467	$ 20,699	$ 3,799	$ —	$ 3,970	$ —	$ 82,514
Financial investments											
Trading investments, at fair value	—	7,497	—	—	—	—	—	—	—	—	7,497
Available-for-sale investments, at fair value	—	—	3,099	19,196	—	—	—	—	—	—	22,295
Accounts receivable, net	—	—	10,266	45,957	—	4,524	1	—	—	—	60,748
Income taxes receivable	—	867	—	—	136	—	—	—	14,979	(15,328)	654
Other receivables	—	33	5	1,117	—	649	—	—	—	—	1,804
Due from affiliates	—	4,504	2,199	11,451	—	1,683	1,426	—	1,972	(23,235)	—
Deferred income taxes, net	—	181	41	141	—	—	—	—	3,895	(4,258)	—
Prepaid expenses	2,337	6	55	1,886	10	580	—	—	—	—	4,874
Total current assets	2,673	16,593	27,453	117,698	613	28,135	5,226	—	24,816	(42,821)	180,386
Property and equipment, net	—	—	1,971	7,295	421	7,128	182	—	—	—	16,997
Goodwill	—	—	—	—	—	—	194,294	—	—	—	194,294
Intangible assets, net	217	—	—	—	—	—	57,379	—	—	—	57,596
Debt issuance costs, net	4,997	—	—	—	—	—	—	—	—	—	4,997
Deferred income taxes, net	10,685	3,187	69	3,954	197	—	—	—	1,794	(6,547)	13,339
Note receivable	—	—	—	1,000	—	—	—	—	—	—	1,000
Other assets	62	4	—	357	—	538	—	—	—	—	961
Investment in BATS Trading, Inc.	5,453	—	—	—	—	—	—	—	—	(5,453)	—
Investment in BATS Y-Exchange, Inc.	7,837	—	—	—	—	—	—	—	—	(7,837)	—
Investment in BATS Exchange, Inc.	74,868	—	—	—	—	—	—	—	—	(74,868)	—
Investment in BATS Trading Limited	—	—	—	—	—	—	—	—	283,805	(283,805)	—
Investment in BATS FX, Inc.	(253)	—	—	—	—	—	—	—	—	253	—
Investment in Chi-X Europe, Ltd.	—	—	—	—	—	257,135	—	—	—	(257,135)	—
Investment in Omicron Holdings	304,675	—	—	—	—	—	—	—	—	(304,675)	—
Investment in Omicron Intermediate Holdings	—	—	—	—	—	—	—	—	—	—	—
Investment in Omicron Acquisition Corp	—	—	—	—	—	—	—	304,675	—	(304,675)	—
Total assets	$ 411,214	$ 19,784	$ 29,493	$ 130,304	$ 1,231	$ 292,936	$ 257,081	$ 304,675	$ 310,415	$ (1,287,563)	$ 469,570
Liabilities and Stockholders' Equity											
Current liabilities:											
Accounts payable and accrued expenses	$ 16,231	$ 4,584	$ 5,505	$ 10,231	$ 547	$ 4,919	$ (54)	$ —	$ —	$ (15,328)	$ 26,635
Due to affiliates	10,152	—	4,200	4,511	934	3,411	—	—	27	(23,235)	—
Section 31 fees payable	—	—	11,712	39,578	—	—	—	—	—	—	51,290
Current portion of long-term debt	48,776	—	—	—	—	—	—	—	—	—	48,776
Contingent consideration liability	—	—	—	—	—	—	—	—	3,780	—	3,780
Deferred income taxes	2,318	48	—	369	3	—	—	—	1,926	(4,258)	406
Total current liabilities	77,477	4,632	21,417	54,689	1,484	8,330	(54)	—	5,733	(42,821)	130,887
Long-term debt, less current portion	238,843	—	—	—	—	—	—	—	—	—	238,843
Unrecognized tax benefits	—	9,699	—	—	—	—	—	—	—	—	9,699
Other liabilities	935	—	—	747	—	801	—	—	—	—	2,483
Deferred income taxes	6,301	—	239	—	—	—	—	—	7	(6,547)	—
Stockholders' equity:											
Common stock	236	—	—	—	—	—	55,452	—	—	(55,452)	236
Common stock in treasury	(40,322)	—	—	—	—	—	—	—	—	—	(40,322)
Additional paid-in capital	125,601	10,701	7,139	72,631	71	342,202	215,880	316,690	317,471	(1,282,785)	125,601
Retained (deficit) earnings	(2,551)	(5,248)	698	2,235	(324)	(67,123)	(25,035)	(16,675)	(17,459)	128,931	(2,551)
Accumulated other comprehensive income, net	4,694	—	—	2	—	8,726	10,838	4,660	4,663	(28,889)	4,694
Total stockholders' equity	87,658	5,453	7,837	74,868	(253)	283,805	257,135	304,675	304,675	(1,238,195)	87,658
Total liabilities and stockholders' equity	$ 411,214	$ 19,784	$ 29,493	$ 130,304	$ 1,231	$ 292,936	$ 257,081	$ 304,675	$ 310,415	$ (1,287,563)	$ 469,570

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2013

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX, Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Eliminations	Consolidated
Revenues:											
Transaction fees	$ —	$ 50,638	$ 16,377	$ 478,568	$ —	$ 71,486	$ 42	$ —	$ —	$ (4,305)	$ 612,806
Market data fees	—	—	9,139	42,996	—	7,222	—	—	—	—	59,357
Regulatory transaction fees	—	—	22,339	105,075	—	—	—	—	—	—	127,414
Port fees	—	—	6,692	24,947	—	7,573	2	—	—	(110)	39,104
Other	—	—	63	2,663	—	80	9	—	—	—	2,815
Total revenues	—	50,638	54,610	654,249	—	86,361	53	—	—	(4,415)	841,496
Cost of revenues:											
Liquidity payments	—	—	9,738	436,174	—	28,787	—	—	—	(11)	474,688
Routing and clearing	—	46,719	—	—	—	14	36	—	—	(4,293)	42,476
Section 31 fees	—	—	22,339	105,075	—	—	—	—	—	—	127,414
Other	—	87	—	—	—	—	—	—	—	—	87
Total cost of revenues	—	46,806	32,077	541,249	—	28,801	36	—	—	(4,304)	644,665
Revenues less cost of revenues	—	3,832	22,533	113,000	—	57,560	17	—	—	(111)	196,831
Operating expenses:											
Compensation and benefits	111	447	3,803	20,661	—	16,051	384	—	—	—	41,457
Depreciation and amortization	—	—	1,183	4,104	—	3,731	6,151	—	—		15,169
Systems and data communication	—	1,109	987	3,976	—	3,650	—	—	—	(110)	9,612
Occupancy	—	60	184	965	—	624	—	—	—	—	1,833
Professional and contract services	4,576	228	225	1,525	13	1,558	—	—	—	—	8,125
Regulatory costs	—	—	745	3,725	—	907	—	—	—	—	5,377
Impairment of assets	—	—	—	—	—	—	3,478	—	—	—	3,478
General and administrative	1,181	489	882	3,819	6	3,625	—	—	—	—	10,002
Total operating expenses	5,868	2,333	8,009	38,775	19	30,146	10,013	—	—	(110)	95,053
Operating (loss) income	(5,868)	1,499	14,524	74,225	(19)	27,414	(9,996)	—	—	(1)	101,778
Interest and investment (expense) income	(25,973)	8	8	51	—	77	—	—	3	1	(25,825)
Other income (expense)	—	1	—	6	—	(293)	—	—	(4)	—	(290)
(Loss) income before income tax (benefit) provision	(31,841)	1,508	14,532	74,282	(19)	27,198	(9,996)	—	(1)	—	75,663
Income tax (benefit) provision	(8,791)	(1,315)	5,396	28,120	(6)	—	—	—	5,421	—	28,825
Equity in net income of BATS Trading, Inc.	2,823	—	—	—	—	—	—	—	—	(2,823)	—
Equity in net income of BATS Y-Exchange, Inc.	9,136	—	—	—	—	—	—	—	—	(9,136)	—
Equity in net income of BATS Exchange, Inc.	46,162	—	—	—	—	—	—	—	—	(46,162)	—
Equity in net loss of BATS FX, Inc.	(13)	—	—	—	—	—	—	—	—	13	—
Equity in net income of BATS Trading Limited	—	—	—	—	—	—	—	—	17,202	(17,202)	—
Equity in net loss of Chi-X Europe, Ltd	—	—	—	—	—	(9,996)	—	—	—	9,996	—
Equity in net income of Omicron Holdings, Inc	11,780	—	—	—	—	—	—	—	—	(11,780)	—
Equity in net income of Omicron Acquisition Corp	—	—	—	—	—	—	—	11,780	—	(11,780)	—
Net income (loss)	$ 46,838	$ 2,823	$ 9,136	$ 46,162	$ (13)	$ 17,202	$ (9,996)	$ 11,780	$ 11,780	$ (88,874)	$ 46,838

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2012

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX, Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Eliminations	Consolidated
Revenues:											
Transaction fees	$ —	$ 59,630	$ 17,520	$ 497,660	$ —	$ 51,676	$ 23,724	$ —	$ —	$ (4,900)	$ 645,310
Market data fees	—	—	12,654	44,644	—	2,573	382	—	—	—	60,253
Regulatory transaction fees	—	—	31,482	116,610	—	—	—	—	—	—	148,092
Other	—	—	3,053	23,578	—	3,848	625	—	—	(55)	31,049
Total revenues	—	59,630	64,709	682,492	—	58,097	24,731	—	—	(4,955)	884,704
Cost of revenues:											
Liquidity payments	—	—	10,085	451,427	—	32,059	14,998	—	—	(400)	508,169
Routing and clearing	—	55,771	—	—	—	—	—	—	—	(4,500)	51,271
Section 31 fees	—	—	31,482	116,610	—	—	—	—	—	—	148,092
Other	130	79	—	10	—	—	—	—	—	—	219
Total cost of revenues	130	55,850	41,567	568,047	—	32,059	14,998	—	—	(4,900)	707,751
Revenues less cost of revenues	(130)	3,780	23,142	114,445	—	26,038	9,733	—	—	(55)	176,953
Operating expenses:											
Compensation and benefits	60	376	4,048	19,422	346	15,920	8,240	—	—	—	48,412
Depreciation and amortization	—	111	860	4,591	—	4,098	7,381	—	—	—	17,041
Systems and data communication	—	890	1,065	4,726	—	3,805	1,468	—	—	(55)	11,899
Occupancy	—	49	193	735	12	1,107	248	—	—	—	2,344
Professional and contract services	4,356	290	481	2,966	20	1,050	61	—	—	—	9,224
Regulatory costs	—	—	868	4,143	—	627	47	—	—	—	5,685
Changes in fair value of contingent consideration liability	—	—	—	—	—	—	12,400	—	—	—	12,400
General and administrative	1,395	478	829	3,465	139	3,814	512	—	—	—	10,632
Total operating expenses	5,811	2,194	8,344	40,048	517	30,421	30,357	—	—	(55)	117,637
Operating (loss) income	(5,941)	1,586	14,798	74,397	(517)	(4,383)	(20,624)	—	—	—	59,316
Interest and investment (expense) income	(911)	21	14	113	—	34	83	—	—	—	(646)
Other income (expense)	—	7	—	53	—	(653)	30	—	—	—	(563)
(Loss) income before income tax (benefit) provision	(6,852)	1,614	14,812	74,563	(517)	(5,002)	(20,511)	—	—	—	58,107
Income tax (benefit) provision	(3,594)	5,998	5,555	27,606	(193)	—	—	—	(8,839)	—	26,533
Equity in net loss of BATS Trading, Inc.	(4,384)	—	—	—	—	—	—	—	—	4,384	—
Equity in net income of BATS Y-Exchange, Inc.	9,257	—	—	—	—	—	—	—	—	(9,257)	—
Equity in net income of BATS Exchange, Inc.	46,957	—	—	—	—	—	—	—	—	(46,957)	—
Equity in net loss of BATS FX, Inc.	(324)	—	—	—	—	—	—	—	—	324	—
Equity in net loss of BATS Trading Limited	—	—	—	—	—	—	—	—	(25,513)	25,513	—
Equity in net loss of Chi-X Europe, Ltd	—	—	—	—	—	(20,511)	—	—	—	20,511	—
Equity in net loss of Omicron Holdings, Inc	(16,674)	—	—	—	—	—	—	—	—	16,674	—
Equity in net loss of Omicron Intermediate Holdings, Inc	—	—	—	—	—	—	—	—	—	—	—
Equity in net loss of Omicron Acquisition Corp	—	—	—	—	—	—	—	(16,674)	—	16,674	—
Net income (loss)	$ 31,574	$ (4,384)	$ 9,257	$ 46,957	$ (324)	$ (25,513)	$ (20,511)	$ (16,674)	$ (16,674)	$ 27,866	$ 31,574

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2011

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Intermediate Holdings	Omicron Acquisition Corporation	Eliminations	Consolidated
Revenues:											
Transaction fees	$ —	$ 79,772	$ 10,666	$ 579,824	$ 22,968	$ 4,773	$ —	$ —	$ —	$ (2,646)	$ 695,357
Market data fees	—	—	9,613	45,980	—	—	—	—	—	—	55,593
Regulatory transaction fees	—	—	24,556	131,924	—	—	—	—	—	—	156,480
Other	—	—	—	18,570	399	249	—	—	—	(19)	19,199
Total revenues	—	79,772	44,835	776,298	23,367	5,022	—	—	—	(2,665)	926,629
Cost of revenues:											
Liquidity payments	—	—	11,144	541,493	13,066	3,046	—	—	—	(2,646)	566,103
Routing and clearing	—	74,364	—	—	1,621	—	—	—	—	—	75,985
Section 31 fees	—	—	24,556	131,924	—	—	—	—	—	—	156,480
Other	—	65	—	12	—	—	—	—	—	—	77
Total cost of revenues	—	74,429	35,700	673,429	14,687	3,046	—	—	—	(2,646)	798,645
Revenues less cost of revenues	—	5,343	9,135	102,869	8,680	1,976	—	—	—	(19)	127,984
Operating expenses:											
Compensation and benefits	—	422	3,409	21,857	10,114	7,145	—	—	—	—	42,947
Depreciation and amortization	—	—	644	4,859	2,128	663	—	—	—	99	8,393
Systems and data communication	—	798	1,325	4,952	2,623	473	—	—	—	(118)	10,053
Occupancy	—	41	160	781	475	49	—	—	—	—	1,506
Professional and contract services	7,733	301	88	1,576	469	123	—	—	—	—	10,290
Regulatory costs	—	—	598	4,753	111	15	—	—	—	—	5,477
Change in fair value of contingent consideration liability	—	—	—	—	—	300	—	—	—	—	300
General and administrative	975	1,115	714	3,662	2,835	217	—	—	1,215	—	10,733
Total operating expenses	8,708	2,677	6,938	42,440	18,755	8,985	—	—	1,215	(19)	89,699
Operating (loss) income	(8,708)	2,666	2,197	60,429	(10,075)	(7,009)	—	—	(1,215)	—	38,285
Interest and investment income	—	34	6	97	15	22	—	—	—	—	174
Other (expense) income	(6)	(10)	—	76	(132)	(44)	—	—	—	—	(116)
(Loss) Income before income tax (benefit) provision	(8,714)	2,690	2,203	60,602	(10,192)	(7,031)	—	—	(1,215)	—	38,343
Income tax provision (benefit)	(5,668)	2,126	829	20,441	—	(2,500)	—	—	(433)	—	14,795
Equity in net income of BATS Trading, Inc.	564	—	—	—	—	—	—	—	—	(564)	—
Equity in net income of BATS Y-Exchange, Inc.	1,374	—	—	—	—	—	—	—	—	(1,374)	—
Equity in net income of BATS Exchange, Inc.	40,161	—	—	—	—	—	—	—	—	(40,161)	—
Equity in net loss of BATS Trading Limited	(10,192)	—	—	—	—	—	—	—	—	10,192	—
Equity in net loss of Chi-X Europe, Ltd	(1,495)	—	—	—	—	—	—	—	(3,036)	4,531	—
Equity in net loss of Omicron Holdings, Inc	(2,998)	—	—	—	—	—	—	(820)	—	3,818	—
Equity in net loss of Omicron Intermediate Holdings, Inc	(820)	—	—	—	—	—	—	—	—	820	—
Equity in net loss of Omicron Acquisition Corp	—	—	—	—	—	—	(3,818)	—	—	3,818	—
Net income (loss)	$ 23,548	$ 564	$ 1,374	$ 40,161	$ (10,192)	$ (4,531)	$ (3,818)	$ (820)	$ (3,818)	$ (18,920)	$ 23,548

See accompanying independent auditors' report.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Attached please find audited financial statements of Direct Edge Holdings LLC and Subsidiaries. This information has been updated to provide consolidated and combined financial statements and supplementary information for December 31, 2013. The financial statements of EDGX Exchange, Inc., a wholly-owned subsidiary of Direct Edge Holdings LLC are included in the audit report.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

EDGX Exchange, Inc. ("EDGX") is wholly-owned by Direct Edge, Inc. ("Direct Edge"). Direct Edge is the sole stockholder of EDGX and acquired its interest in the Exchange on July 22, 2010. Direct Edge is wholly-owned by Direct Edge Holdings LLC. BATS Global Markets, Inc. ("BATS Global Markets") is the sole stockholder of Direct Edge Holdings LLC and acquired its interest in Direct Edge Holdings LLC on January 31, 2014. BATS Global Markets exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	Date Approved by EDGA	Date Approved by EDGX	Address 1	Address 2	City	State	Postal Code	Phone Number	Type of User	Primary Activities
ABN AMRO Clearing Chicago LLC	5/25/2010	5/27/2010	175 W. Jackson Blvd	4th Floor	Chicago	IL	60604	312-604-8020	Member	Market Maker
Agency Trading Group, Inc.	Terminated	5/27/2010	235 East Lake Street		Wayzata	MN	55391	952-345-8911	Member	Agency
Albert Fried & Company, LLC	5/18/2010	5/18/2010	45 Broadway	24th Floor	New York	NY	10006	212-422-7299	Member	Agency
Allston Trading LLC	5/25/2010	5/27/2010	440 S. LaSalle Street	Suite 1200	Chicago	IL	60605	312-663-7249	Member	Proprietary
Alternet Securities, Inc.	5/25/2010	5/25/2010	380 Madison Ave	4th Floor	New York	NY	10017	212-444-6176	Member	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	1700 Pacific Avenue		Dallas	TX	75201	214-765-542	Member	Clearing Firm
Archipelago Securities, LLC	5/25/2010	5/27/2010	100 S. Wacker Dr.	Suite 1800	Chicago	IL	60606	312-442-7671	Member	Exchange
ATM Execution, LLC	3/21/2012	3/21/2012	599 Lexington Avenue	21st Floor	New York	NY	10022	646-562-1701	Member	Market Maker
Automated Trading Desk Financial Services, LLC	5/25/2010	5/27/2010	12 East Wall Street		Mt Pleasant	SC	29464	843-789-2112	Member	Proprietary
Barclays Capital, Inc.	5/14/2010	5/14/2010	745 7th Avenue		New York	NY	10019	212-412-2748	Member	Institutional
BATS Trading, Inc.	5/14/2010	5/14/2010	8050 Marshal Drive	Suite 120	Lenexa	KS	66214	913-815-7113	Member	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	5/25/2010	5/27/2010	40 Wall Street	40th Floor	New York	NY	10005	212-480-1400	Member	Agency
Belvedere Trading, LLC	11/29/2011	Term Requested	10 S. Riverside Plaza	Suite 2100	Chicago	IL	60606	312-262-3420	Member	Proprietary
Bloomberg Tradebook, LLC	5/14/2010	5/14/2010	120 Park Ave		New York	NY	10017	212-617-3917	Member	Agency
Blue Fire Capital, LLC	5/25/2010	5/27/2010	311 S. Wacker Drive	Suite 2000	Chicago	IL	60606	312-242-0500	Member	Proprietary
Bluefin Trading, LLC	8/13/2013	9/27/2013	3 Park Avenue	37th Floor	New York	NY	10016	646-963-2717	Member	Agency
BNP Paribas Securities, Corp.	5/25/2010	5/27/2010	787 Seventh Avenue		New York	NY	10019	212-850-5170	Member	Proprietary
BTIG, LLC	5/25/2010	5/27/2010	450 Sansome Street		San Francisco	CA	94111	415-248-2204	Member	Market Maker
C & C Trading, LLC	5/25/2010	5/27/2010	120 Broadway	20th Floor	New York	NY	10271	212-433-5470	Member	Proprietary
Canaccord Genuity, Inc.	6/10/2010	6/10/2010	99 High Street		Boston	MA	02110	617-371-3900	Member	Market Maker
Cantor Fitzgerald & Co.	5/25/2010	5/27/2010	110 East 59th Street	15th Floor	New York	NY	10022	212-829-4763	Member	Institutional / Agency
Capital Institutional Services, Inc.	5/25/2010	5/27/2010	1601 Elm Street	Suite 3900	Dallas	TX	75201	214-978-4761	Member	Agency
CastleOak Securities, LP	5/14/2010	5/14/2010	110 E. 59th Street	2nd Floor	New York	NY	10022	212-829-4776	Member	Agency
Chimera Securities, LLC	6/25/2014	6/25/2014	225 Park Avenue South	17th Floor	New York	NY	10003	646-597-6146	Member	Proprietary
Chopper Securities, LLC	5/11/2011	5/11/2011	141 W. Jackson	Suite 2201A	Chicago	IL	60604	312-628-3530	Member	Proprietary
Citadel Securities, LLC	5/14/2010	5/14/2010	131 South Dearborn Street	32nd Floor	Chicago	IL	60603	312-395-3307	Member	Market Maker
Citigroup Global Markets, Inc.	5/25/2010	5/27/2010	390-388 Greenwich Street		New York	NY	10013	212-723-9247	Member	Full Service
Clearpool Exeuction Services, LLC	6/16/2014	6/16/2014	17 State Street	38th Floor	New York	NY	10004	212-531-8532	Member	Public Customer Business
CLSA Americas, LLC	5/21/2013	5/21/2013	1301 Avenue of the Americas		New York	NY	10019	212-408-5719	Member	Agency
CMT Trading LLC	3/5/2014	3/5/2014	500 W. Monroe Street	Suite 2630	Chicago	IL	60661	312-612-6930	Member	Proprietary
Convergex Execution Solutions, LLC	5/25/2010	5/27/2010	1633 Broadway	48th Floor	New York	NY	10019	212-468-7746	Member	Full Service
Convergex Prime Services, LLC	5/26/2010	5/27/2010	11175 Cicero Drive	200 Milton Park, Suite 575	Alpharetta	GA	30022	678-405-4200	Member	Agency
Cowen & Company	5/14/2010	5/14/2010	1221 Avenue of the Americas		New York	NY	10020	212-201-4855	Member	Market Maker
Credit Suisse Securities (USA), LLC	5/25/2010	5/27/2010	11 Madison Avenue	3rd Floor	New York	NY	10010	212-538-1059	Member	Full Service
Cuttone & Co., Inc.	5/25/2010	5/27/2010	111 Broadway	10th Floor	New York	NY	10006	646-943-5451	Member	Market Maker
Dart Executions, LLC	5/25/2010	5/27/2010	230 S. Lasalle Street	Suite 400	Chicago	IL	60604	312-244-5408	Member	Proprietary
DE Route	6/10/2010	6/10/2010	545 Washington Blvd.	6th Floor	Jersey City	NJ	07310	201-942-8228	Member	Exchange
Deutsche Bank Securities, Inc.	5/21/2010	5/21/2010	60 Wall Street		New York	NY	10005	212-250-5762	Member	Full Service
DRW Securities, LLC	5/25/2010	5/27/2010	540 West Madison Street	Suite 2500	Chicago	IL	60661	312-542-1000	Member	Proprietary / Market Maker
E*TRADE Securities, LLC	Non-Member	6/10/2010	1271 Avenue of the Americas	14th Floor	New York	NY	10020	703-236-8656	Member	Agency
Electronic Brokerage Systems, LLC	6/9/2010	6/9/2010	141. W. Jackson Street	Suite 3510	Chicago	IL	60604	312-986-6262	Member	Market Maker
Electronic Transaction Clearing, Inc.	5/25/2010	5/27/2010	660 S. Figueroa Street	Suite 1450	Los Angeles	CA	90017	213-401-1563	Member	Market Maker
Essex Radez, LLC	5/10/2010	5/14/2010	440 S. Lasalle Street	Suite 2101	Chicago	IL	60605	312-212-1815 Ext: 202	Member	Service Bureau
First New York Securities, LLC	6/10/2010	6/10/2010	90 Park Avenue	5th Floor	New York	NY	10016	212-848-0875	Member	Proprietary
Flow Traders U.S. LLC	2/28/2014	2/28/2014	1140 Avenue of the Americas	4th Floor	New York	NY	10036	914-479-9944	Member	Proprietary
G1 Execution Services, LLC	5/18/2010	5/18/2010	440 S. Lasalle Street	Suite 3030	Chicago	IL	60605	312-294-7782	Member	Market Maker
Global American Investments, Inc.	3/5/2012	3/5/2012	20277 Valley Blvd.	Suite A10	Walnut	CA	91789-2657	909-393-8899	Member	Retail
Goldman Sachs Execution & Clearing LP	5/14/2010	5/14/2010	440 S. LaSalle Street	Suite 1654	Chicago	IL	60605	212-357-8548	Member	Full Service
Goldman, Sachs & Co.	5/14/2010	5/14/2010	85 Broad Street		New York	NY	10004	212-357-8547	Member	Full Service
GTS Securities, LLC	6/2/2014	6/2/2014	545 Madison Avenue	15th Floor	New York	NY	10022	212-715-5919	Member	Public Customer Business/Market Maker
Hap Trading, LLC	6/2/2010	6/2/2010	33 Whitehall Street	6th Floor	New York	NY	10004	212-380-5186	Member	Proprietary
Hardcastle Trading USA, LLC	5/25/2010	5/27/2010	755 Secaucus Road	Suite F1110	Secacaus	NJ	07094	443-541-8400	Member	Proprietary
HRT Financial LLC	5/18/2010	5/18/2010	32 Old Slip	30th Floor	New York	NY	10005	212-239-1929	Member	Proprietary
ICAP Corporates, LLC	3/28/2013	N/A	Harborside Financial Center, 1100 Plaza 5	12th Floor	Jersey City	NJ	07311	212-341-9950	Member	Agency
IEX Services, LLC	9/24/2013	9/24/2013	7 World Trade CTR	30th Floor	New York	NY	10007	646-568-2324	Member	ATS

IMC Financial Markets	5/25/2010	5/27/2010	233 South Wacker Street	Suite 4300	Chicago	IL	60606	312-244-3313	Member	Proprietary
Imperial Capital, LLC	5/25/2010	5/27/2010	2000 Avenue of the Stars	Suite 900-S	Los Angeles	CA	90067	310-246-3644	Member	Market Maker
Instinet, LLC	5/14/2010	5/14/2010	3 Times Square	7th Floor	New York	NY	10036	212-310-7763	Member	Agency
Interactive Brokers, LLC	5/25/2010	5/27/2010	One Penwick Plaza	2nd Floor	Greenwich	CT	06830	203-618-5882	Member	Full Service
ITAU BBA USA Securities, Inc.	Non-Member	4/5/2012	767 Fifth Avenue		New York	NY	10153	212-710-6735	Member	Agency
ITG, Inc.	2/25/2010	5/27/2010	One Liberty Plaza, 165 Broadway		New York	NY	10006	212-444-6342	Member	Agency
J.P. Morgan Securities, LLC	5/14/2010	5/14/2010	383 Madison Avenue		New York	NY	10179	201-595-8471	Member	Agency / Proprietary
Jane Street Capital, LLC	5/14/2010	5/14/2010	One New York Plaza	33rd Floor	New York	NY	10004	212-651-6032	Member	Full Service
Jefferies Execution Services, Inc.	5/25/2010	5/27/2010	521 Madison Avenue	11th Floor	New York	NY	10022	212-248-2450	Member	Full Service
Jefferies, LLC	5/25/2010	5/27/2010	520 Madison Avenue	11th Floor	New York	NY	10022	212-248-2449	Member	Full Service
Jump Trading, LLC	5/14/2010	5/14/2010	600 W. Chicago	#825	Chicago	IL	60654	312-205-8721	Member	Proprietary
KCG Americas LLC	1/3/2011	1/3/2011	545 Washington Blvd.	2nd Floor	Jersey City	NJ	07310	201-356-1390	Member	Agency
Keefe, Bruyette & Woods, Inc.	6/8/2010	6/8/2010	787 Seventh Avenue	4th Floor	New York	NY	10019	212-887-6770	Member	Agency
Kepler Capital Markets, Inc.	7/17/2013	7/17/2013	600 Lexington Avenue	28th Floor	New York	NY	10022	212-710-7625	Member	Agency
L&R Trading, LLC	8/12/2013	8/12/2013	120 Broadway	Suite 2040	New York	NY	10271	212-433-7262	Member	Market Maker
Lampert Capital Markets Inc.	2/26/2014	2/26/2014	477 Madison Ave	Suite 230	New York	NY	10022	646-833-4926	Member	Institutional / Agency
Latour Trading LLC	5/26/2010	5/27/2010	377 Broadway	10th Floor	New York	NY	10013	917-388-8619	Member	Proprietary
Lavaflow, Inc.	5/26/2010	5/27/2010	388 Greenwich Street	29th Floor	New York	NY	10013	212-723-9247	Member	Agency
Lazard Capital Markets, LLC	5/14/2010	5/14/2010	30 Rockefella Plaza	60th Floor	New York	NY	10020	212-632-1594	Member	Institutional
Leerink Partners LLC	5/26/2010	5/27/2010	One Federal Street	37th Floor	Boston	MA	02110	617-918-4017	Member	Agency
LEK Securities Corporation	5/26/2010	5/27/2010	165 Broadway	52nd Floor	New York	NY	10006	212-509-2300	Member	Agency
Lightspeed Trading, LLC	5/19/2010	5/19/2010	500 North Broadway	Suite 142	Jericho	NY	11753	516-942-2459	Member	Proprietary
Lime Brokerage, LLC	5/26/2010	5/27/2010	625 Broadway	12th Floor	New York	NY	10013	212-219-6080	Member	Agency
Macquarie Capital (USA), Inc.	5/26/2010	5/27/2010	125 West 55th Street	Level 22	New York	NY	10019	212-231-8095	Member	Agency
Merrill Lynch Professional Clearing Corp.	5/14/2010	5/14/2010	222 Broadway - 6th Floor	NY3-222-06--17	New York	NY	10038	646-7431276	Member	Full Service
Merrill Lynch, Pierce, Fenner & Smith, Inc.	5/14/2010	5/14/2010	One Bryant Park	6th Floor	New York	NY	10036	904-218-4124	Member	Clearing Firm
Mismi, Inc.	11/21/2011	5/27/2010	810 7th Avenue	Suite 2200	New York	NY	10019	646-839-6105	Member	ATS
Mitsubishi UFJ Securities (USA), Inc.	5/26/2010	5/27/2010	1633 Broadway	29th Floor	New York	NY	10019	212-405-7180	Member	Institutional / Agency
MKM Partners, LLC	5/14/2010	5/14/2010	300 First Stamford Place	4th Floor East	Stamford	CT	06902	203-987-4005	Member	Agency
Monadnock Capital Management, LP	5/26/2010	5/27/2010	1900 Market Street	Suite 616	Philadelphia	PA	19103	215-405-7280	Member	Proprietary / Market Maker
Morgan Stanley & Co., LLC	5/14/2010	5/14/2010	1 New York Plaza		New York	NY	10004	443-627-6477	Member	Full Service
Nasdaq Execution Services, LLC	5/26/2010	5/27/2010	One Liberty Plaza	1650 Broadway	New York	NY	10006	212-401-8982	Member	Exchange
National Financial Services, LLC	5/26/2010	5/27/2010	200 Seaport Blvd	Mail Zone Z1N	Boston	MA	02210	617-392-8447	Member	Retail / Agency
Newedge USA, LLC	5/26/2010	5/27/2010	630 5th Avenue	Suite 500	New York	NY	10111	646-557-8458	Member	Full Service
Nomura Securities International, Inc.	5/26/2010	5/27/2010	2 World Financial Center	Bldg. B, 6th Floor	New York	NY	10281	212-667-1416	Member	Institutional
Northern Trust Securities, Inc.	5/26/2010	5/27/2010	50 South LaSalle Street		Chicago	IL	60603	312-444-5140	Member	Market Maker
OBD Securities LLC	2/9/2012	2/9/2012	150 N. Michigan Avenue	Suite 3700	Chicago	IL	60601	312-768-1629	Member	Proprietary
Old Mission Capital, LLC	4/25/2012	4/25/2012	601 S. LaSalle Street	3rd Floor	Chicago	IL	60605	646-279-5016	Member	Proprietary
Oppenheimer & Co., Inc.	5/14/2010	5/14/2010	300 Madison Ave	5th Floor	New York	NY	10017	212-667-7307	Member	Agency
PDQ ATS, Inc.	5/26/2010	5/27/2010	2624 Patriot Blvd		Glenview	IL	60026	224-521-2494	Member	ATS
Pershing, LLC	5/26/2010	5/27/2010	One Pershing Plaza		Jersey City	NJ	07399	201-413-2130	Member	Agency
Pico Quantitative Trading, LLC	6/10/2010	6/10/2010	120 Broadway	Suite 2010-01	New York	NY	10271	917-714-5376	Member	Agency
Pictet Overseas, Inc.	5/26/2010	5/27/2010	1000 de la Gauchetiere Ouest	Bureau 3100	Montreal	Quebec	H3B 4W5	514-350-6263	Member	Agency
Piper Jaffray & Co.	5/14/2010	5/14/2010	800 Nicollet Mall		Minneapolis	MN	55402	612-303-6359	Member	Market Maker
Potamus Trading, LLC	4/11/2013	4/11/2013	2 Seaport Lane	5th Floor	Boston	MA	02210	617-855-8722	Member	Proprietary / Market Maker
Quantex Clearing, LLC	5/17/2011	5/17/2011	30 Montgomery Street		Jersey City	NJ	07302	646-214-5600	Member	Clearing Firm
Quantlab Securities, LP	5/26/2010	5/27/2010	4200 Montrose Blvd	Suite 200	Houston	TX	77006	713-333-5445	Member	Proprietary
R. W. Pressprich & Co., Inc.	6/2/2010	6/2/2010	452 Fifth Ave	12th Floor	New York	NY	10018	212-832-6283	Member	Agency
RBC Capital Markets, LLC	5/14/2010	5/14/2010	60 S. Sixth Street		Minneapolis	MN	55402	212-858-7118	Member	Market Maker
RGM Securities, LLC	5/26/2010	5/27/2010	221 West 6th Street	Suite 2030	Austin	TX	78701	512-807-5302	Member	Proprietary
River Cross Securities, LLLP	6/10/2010	Terminated	401 City Avenue	Suite 220	Philadelphia	PA	19004	484-562-1253	Member	ATS
Ronin Capital, LLC	6/8/2012	6/8/2012	350 North Orleans Street	Suite 2N	Chicago	IL	60654	312-244-5201	Member	Proprietary / Market Maker
Rosenblatt Securities, Inc.	5/26/2010	5/27/2010	20 Broad Street	Suite 2602	New York	NY	10005	212-607-3120	Member	Agency
Safra Securities Corporation	5/26/2010	5/27/2010	546 Fifth Avenue		New York	NY	10010	212-704-5524	Member	Market Maker
Sanford C. Bernstein & Co., LLC	5/26/2010	5/27/2010	One North Lexington Ave	17th Floor	White Plains	NY	10601	212-969-6997	Member	Agency
Scotia Capital (USA), Inc.	5/26/2010	5/27/2010	165 Broadway	25th Floor	New York	NY	10006	212-225-6725	Member	Institutional
Scottrade, Inc.	5/26/2010	5/27/2010	12800 Corporate Hill Drive		St. Louis	MO	63131	314-965-1555 EXT: 1196	Member	Retail

Sea Port Group Securities LLC	4/1/2013	N/A	360 Madison Avenue		New York	NY	10017	212-616-7771	Member	Agency
Seven Points Capital, LLC	5/14/2010	Term Requested	825 Third Avenue	2nd Floor	New York	NY	10022	212-760-0760	Member	Agency
SG Americas Securities, LLC	5/14/2010	5/14/2010	480 Washington Blvd.	21st. Floor	Jersey City	NJ	07310	212-278-6412	Member	Proprietary
Southwest Securities, Inc.	Non-Member	5/21/2013	1201 Elm Street	Suite 3500	Dallas	TX	75270-2180	214-859-1721	Member	Clearing Firm
Spot Trading L.L.C.	1/25/2013	1/25/2013	440 S. LaSalle Street	Suite 2800	Chicago	IL	60605	312-362-4695	Member	Proprietary
Stifel, Nicolaus & Company, Incorporated	6/2/2010	6/2/2010	501 North Broadway		St. Louis	MO	63102	314-342-2100	Member	Agency
Stock USA Execution Services, Inc.	5/26/2010	5/27/2010	1717 Route 6	Suite 102	Carmel	NY	10512	800-874-3039	Member	Agency
Sun Trading, LLC	5/26/2010	5/27/2010	100 S. Wacker	Suite 300	Chicago	IL	60606	312-229-9636	Member	Proprietary
SunGard Brokerage & Securities Services LLC	5/6/2010	5/6/2010	545 Washington Blvd.	7th Floor	Jersey City	NJ	07310	312-356-1400	Member	Agency
SunTrust Robinson Humphrey, Inc.	5/18/2010	5/18/2010	303 Peach Tree Road NE		Atlanta	GA	30326	404-813-0837	Member	Agency
Susquehanna Capital Group	5/26/2010	5/27/2010	401 City Avenue	Suite 220	Philadelphia	PA	19004	610-617-2624	Member	Institutional / Agency
Susquehanna Financial Group, LLLP	5/26/2010	5/27/2010	401 City Avenue	Suite 221	Philadelphia	PA	19004	610-617-2624	Member	Institutional / Agency
TD Ameritrade Clearing, Inc.	Terminated	5/27/2010	1005 N. Ameritrade Place		Bellevue	NE	68005	402-970-5271	Member	Agency
Themis Trading, LLC	Terminated	5/27/2010	10 Town Square	Suite 100	Chatham	NJ	07928	973-665-9600	Member	Agency
Tradebot Systems, Inc.	5/26/2010	5/27/2010	1251 NW Briarcliff Parkway	Suite 700	Kansas City	MO	64116	816-285-6416	Member	Proprietary
Tradestation Securities, Inc.	5/25/2010	5/25/2010	8050 SW 10th Street	Suite 2000	Plantation	FL	33324	954-652-7736	Member	Market Maker
Two Sigma Securities, LLC	5/27/2010	5/27/2010	379 West Broadway	3rd Floor	New York	NY	10012	646-292-6643	Member	Proprietary
UBS Securities LLC	4/12/2010	4/12/2010	677 Washington Blvd		Stamford	CT	06901	203-719-4379	Member	Full Service
Viewtrade Securities, Inc.	6/10/2010	6/10/2010	7280 West Palmeto	Suite 105	Boca Raton	FL	33432	561-620-0306	Member	Agency
Virtu Financial BD LLC	5/27/2010	5/27/2010	645 Madison Avenue	16th Floor	New York	NY	10022	212-418-0188	Member	Proprietary
Virtu Financial Capital Markets LLC	5/25/2010	5/27/2010	1540 Second Street	3rd Floor	Santa Monica	CA	90401	310-651-9746	Member	Proprietary
Vision Financial Markets, LLC	7/13/2012	7/3/2012	4 High Ridge Park	Suite 100	Stamford	CT	06905-1325	203-388-2675	Member	Retail
Volant Liquidity, LLC	5/27/2010	5/27/2010	7 World Trade Center	Suite 3301	New York	NY	10007	646-484-3005	Member	Proprietary
Wall Street Access	5/27/2010	5/27/2010	17 Battery Place	11th Floor	New York	NY	10004	212-709-9453	Member	Agency
Walleye Trading LLC	5/27/2010	5/27/2010	14601 27th Avenue N.	Suite 102	Plymouth	MN	55447	952-345-5230	Member	Market Maker
Wedbush Securities, Inc.	5/27/2010	5/27/2010	1000 Wilshire Blvd	Suite 900	Los Angeles	CA	90017	213-688-4528	Member	Market Maker
Wells Fargo Prime Services, LLC	5/26/2010	5/26/2010	101 California St.	Suite 3050	San Fransisco	CA	94111	415-848-0269	Member	Market Maker
Wells Fargo Securities, LLC	6/9/2010	6/9/2010	301 S. College Street	TW-8	Charlotte	NC	28288	704-383-1725	Member	Agency
White Bay PT LLC	8/20/2012	8/20/2012	140 Broadway	38th Floor	New York	NY	10005	415-293-3821	Member	Proprietary
Wolverine Execution Services, LLC	5/14/2010	5/14/2010	175 W.Jackson Blvd.	Suite 200	Chicago	IL	60604	312-884-3878	Member	Market Maker
Xambala Capital, LLC	2/17/2012	2/17/2012	640 W. California Avenue	#220	Sunnyvale	CA	94086	408-990-1940	Member	Proprietary
XR Securities LLC	5/10/2012	5/10/2012	550 West Jackson Blvd.	Suite 1000	Chicago	IL	60661	312-244-4602	Member	Proprietary

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 24, 2014.

All securities that trade through the EDGX Exchange System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS, and are traded pursuant to unlisted trading privileges. The Exchange does not currently list any securities, though it may do so in the future. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through EDGX Exchange. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including exchange-traded funds or ETFs.

Symbol	Description
Attachment to Exhibit N: List of Securities Admitted to Unlisted Trading Privileges on EDGX Exchange as of June 24, 2014	
A	AGILENT TECHNOLOGIES INC
AA	ALCOA INC
AA/PR	ALCOA INC
AADR	WCM / BNY MELLON FOC GRW ADR ETF
AAIT	ISH MSCI ALL COUNTRY ASIA INFO TECH ETF
AAL	AMERICAN AIRLINES GROUP INC
AAMC	ALTISOURCE ASSET MANAGEMENT CORPORATION
AAME	ATLANTIC AMERN CORP
AAN	AARON'S INCORPORATED
AAOI	APPLIED OPTOELECTRONICS INC.
AAON	AAON INC
AAP	ADVANCE AUTO PARTS INC
AAPL	APPLE INC
AAT	AMERICAN ASSETS TRUST INC
AAU	ALMADEN MINERALS LTD
AAV	ADVANTAGE OIL & GAS LTD
AAWW	ATLAS AIR WRLDWIDE HLDGS NEW
AAXJ	ISH MSCI ALL CNT ASIA EX JPN ETF
AB	ALLIANCEBERNSTEIN HLDNG L.P
ABAX	ABAXIS INC
ABB	ABB LTD
ABBV	ABBVIE INC
ABC	AMERISOURCEBERGEN CORP
ABCB	AMERIS BANCORP
ABCD	Cambium Learning Group Inc
ABCO	ADVISORY BOARD COMPANY (THE)
ABDC	ALCENTRA CAPITAL CORP
ABEV	AMBEV S.A.
ABG	ASBURY AUTOMOTIVE GROUP INC
ABGB	ABENGOA SA
ABIO	ARCA BIOPHARMA INC NEW
ABM	ABM INDS INC
ABMD	ABIOMED INC
ABR	ARBOR REALTY TRUST INC
ABR/PRA	ARBOR REALTY TRUST (A) 8.250%
ABR/PRB	ARBOR REALTY TRUST 7.75% (B)
ABR/PRC	ARBOR REALTY TRUST8.50% (C)
ABRN	ARBOR REALTY TRUST 7.375% NTS 5/15/21
ABT	ABBOTT LABS
ABTL	AUTOBYTEL INC
ABW/PRB	ASSOCIATED BANC-CORP REP 1/40 8% PFD B
ABX	BARRICK GOLD CORP
ABY	ABENGOA YIELD PLC
ACAD	ACADIA PHARMACEUTICALS INC
ACAS	AMERICAN CAPITAL LTD
ACAT	ARCTIC CAT INC
ACC	AMERICAN CAMPUS CMMTYS INC
ACCO	ACCO BRANDS CORP
ACCU	ACCUVEST GLOBAL OPPORTUNITIES ETF
ACE	ACE LIMITED
ACET	ACETO CORP
ACFC	ATLANTIC COAST FINL CORP
ACFN	ACORN ENERGY INC

ACG	ALLIANCEBERNSTEIN INC FD
ACGL	ARCH CAPITAL GROUP LTD
ACH	ALUMINUM CORP CHINA LTD
ACHC	ACADIA HEALTHCARE COMPANY INC
ACHN	ACHILLION PHARMACEUTICALS
ACI	ARCH COAL INC
ACIM	SPDR MSCI ACWI IMI ETF
ACIW	ACI WORLDWIDE INC.
ACLS	AXCELIS TECHNOLOGIES INC
ACM	AECOM TECHNOLOGY CORP
ACMP	ACCESS MIDSTREAM PARTNERS L P
ACN	ACCENTURE PLC (IRELAND)
ACNB	ACNB CORP
ACOR	ACORDA THERAPEUTICS INC
ACP	AVENUE INCOME CREDIT STRATEGIES FD
ACPW	ACTIVE POWER INC
ACRE	ARES COMMERCIAL REAL ESTATE CORP
ACRX	ACELRX PHARMACEUTICALS INC
ACSF	AMERICAN CAPITAL SENIOR FLOATING, LTD
ACST	ACASTI PHARMA INC.
ACT	ACTAVIS PLC
ACTG	ACACIA RESEARCH
ACTS	ACTIONS SEMICONDUCTOR CO
ACU	ACME UNITED CORP
ACUR	ACURA PHARMACEUTICALS INC NEW
ACW	ACCURIDE CORP NEW
ACWI	ISHARES MSCI ACWI ETF
ACWV	iShares MSCI All Country World Minimum
ACWX	ISHARES MSCI ACWI EX US ETF
ACXM	ACXIOM CORP
ACY	AEROCENTURY CORP
ADAT	AUTHENTIDATE HOLDING CORP
ADBE	ADOBE SYSTEMS INC
ADC	AGREE REALTY CORP
ADEP	ADEPT TECH INC NEW
ADES	ADVANCED EMISSIONS SOLUTIONS INC.
ADGE	AMERICAN DG ENERGY INC
ADHD	ALCOBRA LTD.
ADI	ANALOG DEVICES INC
ADK	ADCARE HEALTH SYSTEMS INC
ADK/PRA	ADCARE HEALTH SYSTEMS INC 10.875% (A)
ADM	ARCHER DANIELS MIDLAND CO
ADMP	ADAMIS PHARMACEUTICALS CORPORA
ADMS	ADAMAS PHARMACEUTICALS INC
ADNC	AUDIENCE INC
ADP	AUTOMATIC DATA PROCESSING
ADRA	BLDRS Asia 50 ADR Index Fund
ADRD	BLDRS DEVELOPED MKT 100 ADR INDX FD
ADRE	BLDRS EMERGING MKTS 50 ADR INDX FD
ADRU	BLDRS EUROPE 100 ADR INDEX FD
ADS	ALLIANCE DATA SYS CORP
ADSK	AUTODESK INC
ADT	ADT CORPORATION
ADTN	ADTRAN INC
ADUS	ADDUS HOMECARE CORPORATION
ADVS	ADVENT SOFTWARE INC

ADX	ADAMS EXPRESS CO
ADXS	ADVAXIS INC
ADXSW	ADVAXIS INC 7/15/18
ADZ	DB AGRICULTURE SHORT
AE	ADAMS RES & ENERGY INC
AEB	AEGON N.V. PERP. CAP
AEC	ASSOCIATED ESTATES RLTY CORP
AED	AEGON N.V.
AEE	AMEREN CORPORATION
AEG	AEGON NV
AEGN	AEGION CORP
AEGR	AEGERION PHARMACEUTICALS INC
AEH	AEGON N.V.
AEHR	AEHR TEST SYST
AEIS	ADVANCED ENERGY INDS INC
AEK	AEGON N V 8% NOTES 2/15/42
AEL	AMERICAN EQ INVT LIFE HLDG CO
AEM	AGNICO EAGLE MINES LTD
AEO	AMERICAN EAGLE OUTFITTERS NEW
AEP	AMERICAN ELECTRIC POWER INC
AEPI	AEP INDS INC
AER	AERCAP HOLDINGS N.V.
AERI	AERIE PHARMACEUTICALS, INC
AES	AES CORPORATION
AES/PRC	AES TRUST III
AET	AETNA INC NEW
AETI	AMERICAN ELECTRIC TECHN INC.
AEY	ADDVANTAGE TECH GROUP INC
AEZS	AETERNA ZENTARIS INC
AF	ASTORIA FINANCIAL CORP
AF/PRC	ASTORIA FINANCIAL CORPORATION 6.50% (C)
AFA	AMERICAN FINL GRP OHIO 5.75% NTS 8/25/42
AFAM	ALMOST FAMILY INC
AFB	ALLIANCEBERNSTEIN NATL MUNI
AFC	ALLIED CAPITAL CORPORATION
AFCB	ATHENS BANCSHARES CORPORATION
AFFX	AFFYMETRIX INC
AFG	AMERICAN FINL GROUP INC
AFH	ATLAS FINANCIAL HOLDINGS INC
AFK	MARKET VECTORS AFRICA ETF
AFL	AFLAC INCORPORATED
AFM	AFFILIATED MANAGERS GP 5.25% NT 10/15/22
AFOP	ALLIANCE FIBER OPTIC PRODUCTS INC
AFQ	AMERICAN FINANCIAL GROUP INC
AFSD	AFLAC INC 5.5% DEBS 9/15/52
AFSI	AMTRUST FINANCIAL SVCS INC
AFSI/PRA	AMTRUST FINANCIAL SERVICES INC 6.75% (A)
AFT	APOLLO SR FLOATING RATE FD INC
AFW	AMERICAN FINL GROUP OHIO 6.375% NTS 6/12
AG	FIRST MAJESTIC SILVER CORP
AGA	DB AGRICULTURE DOUBLE SHORT
AGC	ADVENT CLAYMORE CONV SECS & INCOME FD II
AGCO	AGCO CORP
AGD	ALPINE GLOBAL DYNAMIC DIVIDEND FUND
AGEN	AGENUS INC
AGF	DB AGRICULTURE LONG

AGG	ISHARES CORE US AGGREGATE BOND ETF
AGI	ALAMOS GOLD INC
AGII	ARGO GROUP INTL HOLDINGS LTD
AGIIL	ARGO GROUP INTL HLDGS LTD 6.50% 9/15/42
AGIO	AGIOS PHARMACEUTICALS INC
AGLS	ACCUVEST GLOBAL LONG SHORT ETF
AGM	FED AGRICULTURAL MTG CORP
AGM/A	FED AGRICULTURAL MTG CORP
AGM/PRA	FEDERAL AGRICLUTURAL MORTGAGE 5.875%
AGM/PRB	FEDERAL AGRI MTG 6.875% (B)
AGN	ALLERGAN INC
AGNC	AMERICAN CAPITAL AGENCY CORP
AGNCB	AMERICAN CAPITAL AGENCY CORP (B)
AGNCP	AMERICAN CAPITAL AGENCY CORP
AGND	WISDOMTREE BARCLAYS U.S. AGG BD NEG DUR
AGO	ASSURED GUARANTY LTD
AGO/PRB	ASSURED GUARANTY LTD
AGO/PRE	ASSURED GUARANTY LTD
AGO/PRF	ASSURED GUARANTY LTD
AGOL	ETFS ASIAN GOLD TRUST
AGQ	PROSHARES ULTRA SILVER
AGRO	ADECOAGRO S A
AGRX	AGILE THERAPEUTICS INC
AGTC	APPLIED GENETIC TECHNOLOGIES CORPORATION
AGU	AGRIUM INC
AGX	ARGAN INC
AGYS	AGILYSYS INC
AGZ	iShares Agency Bond ETF
AGZD	WISDOMTREE BARCLAYS U.S. AGG BD ZERO DUR
AHC	A.H. BELO CORPORATION
AHGP	ALLIANCE HOLDINGS GP L.P.
AHH	ARMADA HOFFLER PROPERTIES INC
AHL	ASPEN INSURANCE HLDGS LTD
AHL/PRA	ASPEN INSURANCE HOLD LTD
AHL/PRB	ASPEN INSURANCE HOLD LTD 7.25%
AHL/PRC	ASPEN INSURANCE HLDGS 5.95% PFD FIX-FLT
AHP	ASHFORD HOSPITALITY PRIME INC
AHPI	ALLIED HEALTHCARE PRODS
AHS	AMN HEALTHCARE SVCS INC
AHT	ASHFORD HOSPITALITY TR INC
AHT/PRA	ASHFORD HOSPITALITY TR INC
AHT/PRD	ASHFORD HOSPITALITY TR INC
AHT/PRE	ASHFORD HOSPITALITY TRUST INC
AI	ARLINGTON ASSET INVESTMENT CP
AIA	iShares Asia 50 ETF
AIB	APOLLO INVESTMENT CP 6.625% NT 10/15/42
AIF	APOLLO TACTICAL INCOME FD INC
AIG	AMERICAN INTL GROUP NEW
AIG/WS	AMERICAN INTERNATIONAL GROUP INC
AIMC	ALTRA INDUSTRIAL MOTION CORP
AIN	ALBANY INTL CORP NEW
AINV	APOLLO INVESTMENT COR
AIQ	ALLIANCE HEALTHCARE SERVICES INC
AIR	AAR CORP
AIRI	AIR INDUSTRIES GROUP INC
AIRM	AIR METHODS CORP

AIRR	FIRST TRUST RBA AMERICAN INDUSTRIAL RENA
AIRT	AIR T INC
AIT	APPLIED INDUSTRIAL TECH INC
AIV	APARTMENT INVT & MGMT CO
AIV/PRA	APARTMENT INVEST AND MANAGEMENT COMP (A)
AIV/PRZ	APARTMENT INVESTMENT & MANAGEMENT CO
AIW	ARLINGTON ASSET INVT 6.625% NTS 5/1/23
AIXG	AIXTRON SE
AIY	APOLLO INVESTMENT 6.875% SNR NTS 7/15/43
AIZ	ASSURANT INC
AJG	ARTHUR J GALLAGHER & CO
AKAM	AKAMAI TECHNOLOGIES INC
AKAO	ACHAOGEN INC
AKBA	AKEBIA THERAPEUTICS INC.
AKER	AKERS BIOSCIENCES INC
AKG	ASANKO GOLD INC
AKO/A	ANDINA-B-
AKO/B	ANDINA-B-
AKP	ALLIANCE CA MUNI INCOME FUND
AKR	ACADIA REALTY TRUST
AKRX	AKORN INC
AKS	AK STEEL HOLDING CORP
AL	AIR LEASE CORP
ALB	ALBEMARLE CORP
ALCO	ALICO INC
ALCS	ALCO STORES INC
ALD	WISDOMTREE ASIA LOCAL DEBT FUND
ALDR	ALDER BIOPHARMACEUTICALS INC
ALDW	ALON USA PARTNERS LP
ALDX	ALDEYRA THERAPEUTICS INC
ALE	ALLETE INC
ALEX	ALEXANDER & BALDWIN INC NEW
ALFA	ALPHACLONE ALTERNATIVE ALPHA ETF
ALG	ALAMO GROUP INC
ALGN	ALIGN TECHNOLGY INC
ALGT	ALLEGIANT TRAVEL COMPANY
ALIM	ALIMERA SCIENCES, INC
ALJ	ALON USA ENERGY INC
ALK	ALASKA AIR GROUP INC
ALKS	ALKERMES PLC
ALL	ALLSTATE CORPORATION
ALL/PRA	ALLSTATE CORP DEP SHS 1/1000TH PFD A
ALL/PRB	ALLSTATE CORP 5.1% FIX-FLT DEB 1/15/53
ALL/PRC	ALLSTATE CORPORATION (THE) (C)
ALL/PRD	ALLSTATE CORP (THE)
ALL/PRE	ALLSTATE CORP DEP SH 1/1000TH PFD E
ALL/PRF	ALLSTATE CORPORATION (THE) LEOPARD DEP S
ALLB	ALLIANCE BANCORP INC OF PENNSYLVANIA
ALLE	ALLEGION PLC
ALLT	ALLOT COMMS LTD
ALLY	ALLY FINANCIAL INC
ALLY/PRA	GMAC CAPITAL TR I 2/15/40
ALLY/PRB	ALLY FINANCIAL INC
ALN	AMERICAN LORAIN CORP
ALNY	ALNYLAM PHARMACEUTICALS
ALOG	ANALOGIC CORP

ALOT	ASTRO MED INC NEW
ALP/PRN	ALABAMA PWR CO
ALP/PRO	ALABAMA PWR CO
ALP/PRP	ALABAMA PWR CO
ALQA	ALLIQUA INC
ALR	ALERE INC
ALR/PRB	ALERE INC
ALSK	ALASKA COMM SYSTEMS GROUP
ALSN	ALLISON TRANSMISSION HOLDINGS INC
ALTI	ALTAIR NANOTECHNOLOGIES INC
ALTL	RBS US LARGE CAP ALTERNATOR ETN
ALTR	ALTERA CORP
ALTV	ALTEVA
ALU	ALCATEL-LUCENT
ALV	AUTOLIV INC
ALX	ALEXANDERS INC
ALXA	ALEXZA PHARMACEUTICALS INC
ALXN	ALEXION PHARMACEUTICALS
AMAG	AMAG PHARMACEUTICALS INC.
AMAP	AUTONAVI HLDGS LTD
AMAT	APPLIED MATERIALS INC
AMBA	AMBARELLA INC
AMBC	AMBAC FINANCIAL GROUP INC
AMBCW	AMBAC FINANCIAL GROUP INC 4/30/23
AMBI	AMBIT BIOSCIENCES CORPORATION
AMBR	AMBER ROAD INC
AMBT	AMBIENT CORP
AMC	AMC ENTERTAINMENT HOLDINGS INC
AMCC	APPLIED MICRO CIRCUITS CORP
AMCF	ANDATEE CHINA MARINE FUEL SVC CORP
AMCN	AIRMEDIA GROUP INC
AMCO	ARMCO METALS TRADING INC
AMCX	AMC NETWORKS INC (A)
AMD	ADVANCED MICRO DEVICES INC
AMDA	AMEDICA CORPORATION
AME	AMETEK INC
AMED	AMEDISYS INC
AMG	AFFILIATED MANAGERS GRP INC
AMGN	AMGEN INC
AMH	AMERICAN HOMES 4 RENT
AMH/PRA	AMERICAN HOMES 4 RENT (A) 5.00%
AMH/PRB	AMERICAN HOMES 4 RENT 5% PFD SER B
AMH/PRC	AMERICAN HOMES 4 RENT 5.50% (C)
AMIC	AMERICAN INDEPENDENCE CORP
AMID	AMERICAN MIDSTREAM PARTNERS LP
AMJ	JP MORGAN ALERIAN MLP 5/24/24
AMKR	AMKOR TECHNOLOGY INC
AMLP	ALERIAN MLP ETF
AMNB	AMERICAN NATL BANKSH DANVL V
AMOT	ALLIED MOTION TECHNOLOGIES
AMOV	AMERICA MOVIL SAB DE CV ADS
AMP	AMERIPRISE FINANCIAL, INC
AMPE	AMPIO PHARMACEUTICALS INC
AMPS	iShares Utilities Bond ETF
AMRB	AMERICAN RIVER BANKSHARES
AMRC	AMERESCO INC

AMRE	AMREIT INC NEW
AMRI	ALBANY MOLECULAR RESRCH INC
AMRK	A-MARK PRECIOUS METALS, INC
AMRN	AMARIN CORP PLC
AMRS	AMYRIS INC
AMS	AMERICAN SHARED HOSP SVC
AMSC	AMERICAN SUPERCONDUCTOR CP
AMSF	AMERISAFE INC
AMSG	AMSURG CORP
AMSWA	AMERICAN SOFTWARE INC
AMT	AMERICAN TOWER REIT
AMT/PRA	AMERICAN TOWER 5.25% PFD SER A 5/15/17
AMTD	TD AMERITRADE HLDG CORP
AMTG	APOLLO RESIDENTIAL MORTGAGE INC
AMTG/PRA	APOLLO RESIDENTIAL MORTGAGE INC 8.00%(A)
AMTX	AEMETIS INC
AMU	ETRACS ALERIAN MLP INDEX ETN
AMWD	AMERICAN WOODMARK CORP
AMX	AMERICA MOVIL S A B DE C V
AMZG	AMERICAN EAGLE ENERGY CORP
AMZN	AMAZON.COM INC
AN	AUTONATION INC
ANAC	ANACOR PHARMACEUTICALS INC
ANAD	ANADIGICS INC
ANAT	AMERICAN NATL INS CO
ANCB	ANCHOR BANCORP
ANCI	AMERICAN CARESOURCE HOLDINGS INC
ANCX	ACCESS NATIONAL CORP
AND	GLOBAL X FTSE ANDEAN 40 ETF
ANDE	ANDERSONS INC
ANET	ARISTA NETWORKS INC
ANF	ABERCROMBIE & FITCH CO
ANFI	AMIRA NATURE FOODS LTD
ANGI	ANGIE'S LIST, INC.
ANGL	MARKET VECTORS FALLEN ANGEL HIGH YLD BD
ANGO	ANGIODYNAMICS INC
ANH	ANWORTH MORTGAGE ASSET CORP
ANH/PRA	ANWORTH MORTGAGE ASSET CORP PFD
ANH/PRB	ANWORTH MORTGAGE ASSET
ANIK	ANIKA THERAPEUTICS INC
ANIP	ANI PHARMACEUTICALS INC
ANN	ANN INC
ANR	ALPHA NATURAL RESOURCE INC
ANSS	ANSYS INC
ANTH	ANTHERA PHARMACEUTICALS INC
ANV	ALLIED NEVADA GOLD CORP
ANW	AEGEAN MARINE PETRO NETWORK
AOA	iShares Aggressive Allocation ETF
AOD	ALPINE TOTAL DYNAMIC DIVIDEND FUND
AOI	ALLIANCE ONE INTL INC
AOK	iShares Conservative Allocation ETF
AOL	AOL INC
AOM	iShares Moderate Allocation ETF
AON	AON PLC (UK)
AOR	iShares Growth Allocation ETF
AOS	SMITH A O CORP

AOSL	ALPHA AND OMEGA SEMICONDUCTOR LIMITED
AP	AMPCO PITT CORP
APA	APACHE CORP
APAGF	APCO OIL AND GAS INTL INC
APAM	ARTISAN PARTNERS ASSET MGMT INC CL A
APB	ASIA PACIFIC FUND INC
APC	ANADARKO PETROLEUM CORP
APD	AIR PRODS & CHEMS INC
APEI	AMERICAN PUBLIC EDUINC.
APF	MORGAN STANLEY ASIA PAC FD INC
APH	AMPHENOL CORP
API	ADVANCED PHOTONIX INC
APL	ATLAS PIPELINE PARTNERS L.P.
APL/PRE	ATLAS PIPELINE PARTNERS, L.P. 8.25% Class E
APO	APOLLO GLOBAL MANAGEMENT LLC
APOG	APOGEE ENTERPRISES INC
APOL	APOLLO EDUCATION GROUP INC (A)
APP	AMERICAN APPAREL INC
APPY	VENAXIS INC
APRI	APRICUS BIOSCIENCES INC
APSA	ALTO PALERMO SA
APT	ALPHA PRO TECH LTD
APTS	PREFERRED APARTMENT COMMUNITIES INC.
APU	AMERIGAS PARTNERS LP
APWC	ASIA PACIFIC WIRE & CABLE CORP LTD
AQU	AQUASITION CORP
AQUUU	AQUASITION CORP
AQUUW	AQUASITION CORP
AQXP	AQUINOX PHARMACEUTICALS INC
AR	ANTERO RESOURCES CORP
ARAY	ACCURAY INC
ARC	ARC DOCUMENT SOLUTIONS INC
ARCB	ArcBest Corporation
ARCC	ARES CAPITAL CORP
ARCI	APPLIANCE RECYCLNG CTRS AMER
ARCO	ARCOS DORADOS HOLDINGS INC
ARCP	AMERICAN REALTY CAPITAL PROPERTIES INC
ARCPP	AMERICAN RLTY CAP PPTYS INC 6.70 (F)
ARCW	ARC GROUP WORLDWIDE INC
ARCX	ARC LOGISTICS PARTNERS LP
ARDC	ARES DYNAMIC CREDIT ALLOCATION FUND INC
ARDM	ARADIGM CORP
ARDX	ARDELYX INC
ARE	ALEXANDRIA REL ESTATE EQU INC
ARE/PRE	ALEXANDRIA RL EST EQUITIES INC 6.45(E)
ARES	ARES MANAGEMENT L.P.
AREX	APPROACH RESOURCES INC
ARG	AIRGAS INC
ARGS	ARGOS THERAPEUTICS INC
ARGT	GLOBAL X FTSE ARGENTINA 20 ETF
ARH/PRC	ARCH CAPITAL GROUP LTD 6.75 (C)
ARI	APOLLO COMMERCIAL RL EST FIN
ARI/PRA	APOLLO COMMERCIAL RL EST FIN 8.625% (A)
ARIA	ARIAD PHARMACEUTICALS
ARII	AMERICAN RAILCAR INDUSTRIES
ARIS	ARI NETWORK SERVICES INC

ARKR	ARK RESTAURANTS CORP
ARL	AMERICAN RLTY INVESTORS INC
ARLP	ALLIANCE RES PARTNERS L.P.
ARMF	ARES MULTI-STRATEGY CREDIT FUND INC
ARMH	ARM HOLDINGS PLC
ARMK	ARAMARK
ARN	ARES CAP CORP 7% SR NOTES 2/15/22
ARNA	ARENA PHARMACEUTICALS INC
ARO	AEROPOSTALE INC
AROW	ARROW FIN CORP
ARP	ATLAS RESOURCE PARTNERS L P
ARPI	AMERICAN RESIDENTIAL PROPERTIES INC
ARQL	ARQULE INC
ARR	ARMOUR RESIDENTIAL REIT INC
ARR/PRA	ARMOUR RESIDENTIAL REIT (A) 8.25% PFD A
ARR/PRB	ARMOUR RESIDENTIAL REIT INC (B)
ARRS	ARRIS GROUP INC NEW
ARRY	ARRAY BIOPHARMA INC
ARTNA	ARTESIAN RES CORP
ARTW	ARTS WAY MFG INC
ARTX	AROTECH CORPORATION
ARU	ARES CAPITAL CORP 5.875% NTS 10/1/22
ARUN	ARUBA NETWORKS, INC.
ARW	ARROW ELECTRONICS INC
ARWR	ARROWHEAD RESEARCH CORP
ARX	AEROFLEX HOLDING CORP
ARY	ARES CAPITAL CORP 7.75 10/15/40
ASA	ASA GOLD AND PRECIOUS METALS LIMITED
ASBB	ASB BANCORP, INC
ASBC	ASSOCIATED BANC CORP
ASBCW	ASSOCIATED BANC CORP WTS 11/21/18
ASBI	AMERIANA BANCORP
ASC	ARDMORE SHIPPING CORP
ASCMA	ASCENT CAPITAL GROUP INC (A)
ASDR	VELOCITYSHARES EMERGING ASIA DR ETF
ASEA	GLOBAL X FTSE ASEAN 40 ETF
ASEI	AMERICAN SCIENCE & ENGINEERING
ASFI	ASTA FUNDING
ASG	LIBERTY ALL STAR GROWTH FD
ASGN	ON ASSIGNMENT INC
ASH	ASHLAND INC NEW
ASHR	DB X-TRACKERS HARVEST CSI 300 CHINA A -
ASHS	DB X-TR HVT CSI 500 CHINA A-SH SM CAP
ASM	AVINO SILVER & GOLD MINES LTD
ASMI	ASM INTERNATIONAL N.V.
ASML	ASML HOLDING NV NY REG SHS
ASNA	ASCENA RETAIL GROUP, INC.
ASP	AMERICAN STRATEGIC INC PTFL
ASPN	ASPEN AEROGELS INCORPORATED
ASPS	ALTISOURCE PTF SOLU SA
ASPX	AUSPEX PHARMACEUTICALS INC
ASR	GRUPO AEROPORTUARIO DEL SURE
ASRV	AMERISERV FINANCIAL INC
ASRVP	AMERISERV FINANCIAL INC CAP
ASTC	ASTROTECH CORP
ASTE	ASTEC INDS INC

ASTI	ASCENT SOLAR TECHS INC
ASTM	AASTROM BIOSCIENCES INC
ASUR	ASURE SOFTWARE INC
ASX	ADVANCED SEMICONDUCTOR ENGINEERING INC
ASYS	AMTECH SYSTEMS INC
AT	ATLANTIC POWER CORP
ATAI	ATA INC
ATAX	AMERICA FIRST MULTIFAMILY INVESTORS LP
ATE	ADVANTEST CORPORATION
ATEA	ASTEA INTERNATIONAL INC
ATEC	ALPHATEC HOLDINGS INC
ATEN	A10 NETWORKS INC
ATHL	ATHLON ENERGY INC
ATHM	AUTOHOME INC
ATHN	ATHENAHEALTH INC.
ATHX	ATHERSYS INC
ATI	ALLEGHENY TECHNOLOGIES INC
ATK	ALLIANT TECHSYSTEMS INC
ATL	ATLATSA RESOURCES CORPORATION
ATLC	ATLANTICUS HLDGS CORP
ATLO	AMES NATL CORP
ATLS	ATLAS ENERGY L P
ATML	ATMEL CORP
ATMP	BARCLAYS ETN PLUS SELECT MLP ETN 3/43
ATNI	ATLANTIC TELE NETWORK INC
ATNM	ACTINIUM PHARMACEUTICALS INC
ATNY	API TECHNOLOGIES CORP
ATO	ATMOS ENERGY CORP
ATOS	ATOSSA GENETICS INC
ATR	APTARGROUP INC
ATRC	ATRICURE INC
ATRI	ATRION CORPORATION
ATRM	AETRIUM INC
ATRO	ASTRONICS CORP
ATRS	ANTARES PHARMA INCORPORATED
ATSG	AIR TRANSPORT SVCS GROUP INC
ATTU	ATTUNITY LIMITED
ATU	ACTUANT CORP NEW
ATV	ACORN INTERNATIONAL
ATVI	ACTIVISION BLIZZARD INC
ATW	ATWOOD OCEANICS INC
AU	ANGLOGOLD ASHANTI LIMITED
AUBN	AUBURN NATL BANCORP
AUD	PIMCO AUSTRALIA BOND INDEX ETF
AUDC	AUDIOCODES LTD
AUMN	GOLDEN MINERALS CO
AUNZ	WisdomTree Australia & New Zealand Debt
AUO	AU OPTRONICS CORP
AUQ	AURICO GOLD INC
AUSE	WISDOM TREE AUSTRALIA DIVIDEND
AUXL	AUXILIUM PHARMACEUTICALS INC
AUY	YAMANA GOLD INC
AV	AVIVA PLC
AVA	AVISTA CORP
AVAV	AEROVIRONMENT INC
AVB	AVALONBAY COMMUNITIES INC

AVD	AMERICAN VANGUARD CORP
AVEO	AVEO PHARMACEUTICALS INC
AVG	AVG TECHNOLOGIES N V
AVGO	AVAGO TECH LTD
AVH	AVIANCA HOLDINGS S.A.
AVHI	AV HOMES INC
AVIV	AVIV REIT INC
AVK	ADVENT CLAYMORE CV SECS&INCM
AVL	AVALON RARE METALS INC
AVNR	AVANIR PHARMACEUTICALS INC
AVNW	AVIAT NETWORKS INC
AVP	AVON PRODUCTS INC
AVT	AVNET INC
AVV	AVIVA PLC 12/1/2041
AVX	AVX CORPORATION
AVY	AVERY DENNISON CORP
AWAY	HOMEAWAY INC
AWF	ALLIANCE BERNSTEIN GL HIGH INC
AWH	ALLIED WORLD ASSURANCE CO
AWI	ARMSTRONG WORLD INDS INC
AWK	AMERICAN WATER WORKS CO
AWP	ALPINE GLBL PREMIER PPTY FD
AWR	AMERICAN STATES WTR CO
AWRE	AWARE INC
AWX	AVALON HOLDINGS CORP
AXAS	ABRAXAS PETROLEUM CORP
AXDX	ACCELERATE DIAGNOSTICS INC
AXE	ANIXTER INTL INC
AXGN	AXOGEN INC
AXJL	WISDOM TREE ASIA PACIFIC EX JAPAN
AXJS	ISH MSCI ALL CNTR ASIA EX JPN SM CAP ETF
AXJV	ISHARES MSCI ASIA EX JPN MINIMUM VOL ETF
AXL	AMERICAN AXLE&MFG HLDGS INC
AXLL	AXIALL CORP
AXN	AOXING PHARMA CO INC
AXP	AMERICAN EXPRESS CO
AXR	AMREP CORP
AXS	AXIS CAPITAL HLDGS LTD
AXS/PRC	AXIS CAPITAL HLDGS LTD 6.875% PFD SER C
AXS/PRD	AXIS CAPITAL HLDGS LTD 5.50% PFD SER D
AXTI	AXT INC
AXU	ALEXCO RESOURCE CORP
AXX	ALDERON IRON ORE CORP
AYI	ACUITY BRANDS INC
AYN	ALLIANCE NY MUNI INCM FUND
AYR	AIRCASTLE LIMITED
AYT	iPATH GEMS ASIA 8
AZC	AUGUSTA RESOURCE CORP
AZIA	GLOBAL X CENTRAL ASIA & MONGOLIA ETF
AZN	ASTRAZENECA P L C
AZO	AUTOZONE INC (NEV)
AZPN	ASPEN TECHNOLOGY INC
AZZ	AZZ INCORPORATED
B	BARNES GRP INC
BA	BOEING COMPANY
BAA	BANRO CORP

BAB	POWERSHARES BUILD AMERICA BOND
BABS	SPDR NUVEEN BARCLAYS BLD AMR BD ETF
BABY	NATUS MEDICAL INCORPORATED
BABZ	PIMCO BUILD AMERICA BOND STRATEGY FUND E
BAC	BANK OF AMERICA CORP NEW
BAC/PRD	BANK OF AMERICA 6.204% PFD D
BAC/PRE	BANK OF AMERICA CORP PFD E
BAC/PRI	BANK AMERICA CORPORATION
BAC/PRL	BANK OF AMERICA CORP
BAC/PRZ	BAC CAPITAL TRUST VIII
BAC/WSA	BANK OF AMERICA CORP
BAC/WSB	BANK OF AMERICA CORP
BAF	BEN INT BLACKROCK MUNI INCM INVT QUAL
BAGL	EINSTEIN NOAH RESTAURANT GROUP, INC NEW
BAGR	DIVERSIFIED RESTAURANT HOLDINGS INC
BAH	BOOZ ALLEN HAMILTON HOLDING CORPORATION
BAK	BRASKEM S A
BAL	IPATH DJ-UBS COTTON
BALT	BALTIC TRADING LTD
BAM	BROOKFIELD ASSET MANAGEMENT INC.
BAMM	BOOKS A-MILLION INC
BANC	BANC OF CALIFORNIA INC
BANC/PRC	BANC OF CALIFORNIA DEP SHS 1/40TH 8% C
BANF	BANCFIRST CORP
BANFP	BANCFIRST CORP
BANR	BANNER CORPORATION
BANX	STONECASTLE FINANCIAL CORPORATION
BAP	CREDICORP LTD
BARL	MS S&P500 OIL ETNS
BAS	BASIC ENERGY SERVICES INC.
BASI	BIOANALYTICAL SYSTEMS INC
BAX	BAXTER INTL INC
BAXS	BAXANO SURGICAL INC
BBBY	BED BATH & BEYOND INC
BBCN	BBCN BANCORP INC
BBD	BANCO BRADESCO S A NEW
BBDO	BANCO BRADESCO S A
BBEP	BREITBURN ENERGY PARTNERS
BBEPP	BREITBURN ENERGY PART L.P 8.25% (A)
BBF	BLACKROCK MUNI INCM TR
BBG	BILL BARRETT CORP
BBGI	BEASLEY BROADCAST GRP INC
BBH	MKT VECTORS BIOTECH ETF
BBK	BLACKROCK MUNI BOND TRUST
BBL	BHP BILLITON PLC
BBN	BLACKROCK BUILD AMERICA BD TR
BBNK	BRIDGE CAPITAL HOLDINGS
BBOX	BLACK BOX CORPORATION
BBRC	EGSHARES BEYOND BRICS ETF
BBRG	BRAVO BRIO RESTAURANT GROUP INC
BBRY	BLACKBERRY LIMITED
BBSI	BARRETT BUSINESS SERVICES
BBT	BB&T CORP
BBT/PRD	BB&T CORP PFD SER D DEP SHS
BBT/PRE	BB&T CORP REP 1/1000TH PFD SER E
BBT/PRF	BB&T CORPORATION

BBT/PRG	BB&T CORPORATION
BBVA	BANCO BILBAO VIZCAYA ARGENTARIA
BBW	BUILD-A-BEAR WORKSHOP INC
BBX	BBX CAPITAL CORP
BBY	BEST BUY CO INC
BC	BRUNSWICK CORP
BCA	CORPBANCA
BCBP	BCB BANCORP INC
BCC	BOISE CASCADE COMPANY
BCE	BCE INC
BCEI	BONANZA CREEK ENERGY INC
BCF	BLACKROCK REAL ASSET EQTY TR
BCH	BANCO DE CHILE
BCHP	EGSHARES BLUE CHIP ETF
BCM	IPATH PURE BETA BROAD COMMODITY ETN
BCO	BRINKS COMPANY (THE)
BCOM	B COMMUNICATIONS LTD
BCOR	BLUCORA INC
BCOV	BRIGHTCOVE INC
BCPC	BALCHEM CORP
BCR	BARD C R INC
BCRH	BLUE CAPITAL REINSURANCE HOLDINGS LTD
BCRX	BIOCRYST PHARMACEUTICALS INC
BCS	BARCLAYS PLC
BCS/PR	BARCLAYS BANK PLC
BCS/PRA	BARCLAYS BK PLC
BCS/PRC	BARCLAYS BK PLC
BCS/PRD	BARCLAYS BANK PLC
BCV	BANCROFT FUND LTD
BCX	BLACKROCK RESOURCES & COMD STRA TR
BDBD	BOULDER BRANDS INC
BDC	BELDEN INC
BDCL	2X LEV LONG ETRACS WF BUSI DEV CO 5/41
BDCS	UBS AG E-TRACS LLNKD TO WELLS FARGO DEV
BDD	PWRSH DB BASE MET DBLE LONG
BDE	BLACK DIAMOND INC
BDG	PWRSH DB BASE MET LG
BDGE	BRIDGE BANCORP INC
BDJ	BLACKROCK ENHANCED EQUITY DIVIDEND TR
BDL	FLANIGANS ENTRPS INC
BDMS	BIRNER DENTAL MANAGEMENT SVC
BDN	BRANDYWINE REALTY TR
BDN/PRE	BRANDYWINE REALTY TR 6.9% PFD SER E
BDR	BLONDER TONGUE LABS INC
BDSI	BIODELIVERY SCIENCES INTL
BDX	BECTON DICKINSON & CO
BEAT	BIO TELEMETRY INC
BEAV	B/E AEROSPACE INC
BEBE	BEBE STORES INC
BECN	BEACON ROOFING SUPPLY INC
BEE	STRATEGIC HTLS & RESORTS INC
BEE/PRB	STRATEGIC HOTELS & RESORTS 8.25% PFD B
BELFA	BEL FUSE INC
BELFB	BEL FUSE INC
BEN	FRANKLIN RESOURCES INC
BEP	BROOKFIELD REN PWR ENERGY PART

BERY	BERRY PLASTICS GROUP INC
BF/A	BROWN FORMAN CORP
BF/B	BROWN FORMAN CORP
BFAM	BRIGHT HORIZONS FAMILY SOLUTIONS
BFIN	BANKFINANCIAL CORPORATION
BFK	BLACKROCK MUNI INCM TR
BFO	BLACKROCK FL MUNI2020 TRM TR
BFOR	BARRON'S 400 ETF
BFR	BBVA BANCO FRANCES S V
BFS	SAUL CENTERS INC
BFS/PRA	SAUL CENTERS INC
BFS/PRC	SAUL CENTERS INC 1/100TH 6.875% PFD C
BFY	BLACKROCK NY MUN INC TR II
BFZ	BLACKROCK CALIF MUNI INCM TR
BG	BUNGE LTD
BGB	BLACKSTONE /GSO STRATEGIC CREDIT FD
BGC	GENERAL CABLE CORP
BGCA	BGC PARTNERS INC 8.125% DUE 6/15/42
BGCP	BGC PARTNERS INC (A)
BGE/PRB	BGE CAPITAL TR II
BGFV	BIG 5 SPORTING CORP
BGG	BRIGGS & STRATTON CORP
BGH	BABSON CAP GLBL SHORT DURATION HIGH YLD
BGI	BIRKS GROUP INC (A)
BGMD	BG MEDICINE INC
BGR	BLACKROCK ENERGY & RES TR
BGS	B&G FOODS INC
BGT	BLACKROCK FLTG RATE INCOME
BGX	BLACKSTONE / GSO LONG SHORT CREDIT INCOM
BGY	BLACKROCK INTL GRWTH/INC TR
BH	BIGLARI HOLDINGS INC
BHB	BAR HARBOR BANKSHARES
BHE	BENCHMARK ELECTRONICS INC
BHI	BAKER HUGHES INC
BHK	BLACKROCK CORE BOND TRUST
BHL	BLACKROCK DEF OPP CR TR
BHLB	BERKSHIRE HILLS BANCORP INC
BHP	BHP BILLITON LTD
BHV	BLACKROCK VIRGINIA MUN BD TR
BIB	PROSHARES ULTRA NASDAQ BIOTECH
BICK	FIRST TRUST BICK INDEX
BID	SOTHEBY 'S
BIDU	BAIDU INC
BIE	BENEFICIAL INT OF BLACKROCK MUNI
BIF	BOULDER GROWTH & INCM FD INC
BIG	BIG LOTS INC OHIO
BIIB	BIOGEN IDEC INC
BIK	SPDR IDX SH FDS S&P BRIC 40
BIL	SPDR BARLCAYS 1-3 MNTH T-BILL ETF
BIN	PROGRESSIVE WASTE SOLUTIONS LTD
BIND	BIND THERAPEUTICS INC
BIO	BIO RAD LABORATORIES INC
BIO/B	BIO RAD LABORATORIES INC
BIOA	BIOAMBER INC
BIOA/WS	BIOAMBER INC WTS 5/9/17
BIOC	BIOCEPT INC

BIOD	BIODEL INC.
BIOF	BIOFUEL ENERGY CORP
BIOL	BIOLASE INC
BIOS	BIOSCRIP INC
BIP	BROOKFIELD INFRASTRUCTURE
BIR/PRA	BERKSHIRE INCOME REALTY INC
BIRT	ACTUATE CORPORATION
BIS	PROSH ULTRASHORT NASDAQ BIOTECH
BIT	BLACKROCK MULTI-SECTOR INCOME TR
BITA	BITAUTO HOLDINGS LTD
BIV	VANGUARD INTERMED-TERM BOND
BIZD	MARKET VECTORS BDC INCOME ETF
BJK	MARKET VECTORS GAMING ETF
BJRI	BJ'S RESTAURANTS INC
BJZ	BLACKROCK CA MUNI 2018 TERM
BK	BANK OF NEW YORK MELLON CORP
BK/PRC	BANK OF NY MELLON CORP (THE) (C)
BKCC	BLACKROCK KELSO CAP CORP
BKD	BROOKDALE SENIOR LIVING INC
BKE	BUCKLE INC
BKEP	BLUEKNIGHT ENERGY PARTNERS
BKEPP	BLUEKNIGHT ENERGY PARTNERS L.P. L.L.C
BKF	ISHARES MSCI BRIC ETF
BKH	BLACK HILLS CORP
BKJ	BANCORP OF NEW JERSEY INC
BKK	BLACKROCK MUNI 2020 TERM TR
BKLN	POWERSHARES SENIOR LOAN PORTFOLIO
BKMU	BANK MUTUAL CORP
BKN	BLACKROCK INVT QUAL MUN TRU
BKS	BARNES & NOBLE INC
BKSC	BANK OF SOUTH CAROLINA CORP
BKT	BLACKROCK INCOME TR INC
BKU	BANKUNITED INC
BKW	BURGER KING WORLDWIDE INC
BKYF	BANK KENTUCKY FINL CP (THE)
BLDP	BALLARD POWER SYSTEMS INC
BLDR	BUILDERS FIRSTSOURCE INC
BLE	BLACKROCK MUN INC TR II
BLFS	BIOLIFE SOLUTIONS INC
BLH	BLACKROCK NY MUNI 2018 TM TR
BLIN	BRIDGELINE DIGITAL INC
BLJ	BLACKROCK NJ MUN BD TR
BLK	BLACKROCK INC
BLKB	BLACKBAUD INC
BLL	BALL CORP
BLMN	BLOOMIN' BRANDS INC
BLMT	BSB BANCORP INC
BLNG	IPATH PURE BETA PRECIOUS METALS 4/18/41
BLOX	INFOBLOX INC
BLRX	BIOLINERX LTD
BLT	BLOUNT INTL INC NEW
BLUE	BLUEBIRD BIO INC
BLV	VANGUARD LONG-TERM BOND
BLVD	BOULEVARD ACQUISITION CORP
BLVDU	BOULEVARD ACQUISITION CORP.
BLVDW	BOULEVARD ACQUISITION CORP 2/19/19

BLW	BLACKROCK LTD DURATION INC
BLX	BANCO LATINOAMERICANO COMERC
BMA	BANCO MACRO S.A.
BME	BLACKROCK HEALTH SCIENCES TR
BMI	BADGER METER INC
BML/PRG	BANK OF AMERICA CORPORATION
BML/PRH	BANK OF AMERICA CORPORATION
BML/PRI	BANK OF AMERICA CORPORATION
BML/PRJ	BANK OF AMERICA CORPORATION
BML/PRL	BANK OF AMERICA CORPORATION
BMO	BANK OF MONTREAL
BMR	BIOMED REALTY TRUST INC
BMRC	BANK OF MARIN BANCORP
BMRN	BIOMARIN PHARMACEUTICALS
BMS	BEMIS CO INC
BMTC	BRYN MAWR BK CORP
BMY	BRISTOL-MYERS SQUIBB CO
BNA	BLACKROCK INCOME OPPTY TR
BNCL	BENEFICIAL MUT BANCORP INC
BNCN	BNC BANCORP (NC)
BND	VANGUARD TOTAL BOND MARKET
BNDX	VANGUARD TOTAL INTERNATIONAL BOND ETF
BNFT	BENEFITFOCUS INC
BNJ	BLACKROCK NJ MUNI INCM TR
BNNY	ANNIES INC
BNO	UNITED STATES BRENT OIL FUND LP
BNS	Bank of Nova Scotia (The)
BNSO	BONSO ELECTRONICS INTL INC
BNY	BLACKROCK NY MUNI INCM TR
BOBE	BOB EVANS FARMS INC
BOCA	BANC OF CALIF INC 7.50% SR NT 4/15/20
BOCH	BANK OF COMMERCE HLDGS
BODY	BODY CENTRAL CORP
BOE	BLACKROCK GLBL OPP EQ TR
BOFI	BOFI HOLDINGS INC
BOH	BANK OF HAWAII CORP
BOI	BROOKFIELD MORTGAGE OPPORTUNITY INCM FD
BOIL	PROSHARES ULT NATGAS NEW
BOKF	BOK FINANCIAL CORP
BOLT	BOLT TECHNOLOGY CORP
BOM	PWRSH DB BASE MET DBLE SH
BONA	BONA FILM GROUP LIMITED
BOND	PIMCO TOTAL RETURN EXCHANGE-TRADED FUND
BONE	BACTERIN INTERNATIONAL HLDGS INC.
BONT	BON TON STORES INC
BOOM	DYNAMIC MATERIALS CORP
BORN	CHINA NEW BORUN CORP
BOS	PWRSH DB BASE MET SHORT
BOSC	B.O.S. BETTER ONLINE SOLUTIONS
BOTA	BIOTA PHARMACEUTICALS INC
BOTJ	BANK OF JAMES FINANCIAL GROUP INC (THE)
BOXC	BROOKFIELD CANADA OFFICE PROPERTIES
BP	BP PLC
BPFH	BOSTON PRIVATE FINANCIAL HDG
BPFHP	BOSTON PRIVATE FINANCIAL HLDGS
BPFHW	BOSTON PRIVATE FINANCIAL HOLDINGS INC

BPHX	BLUEPHOENIX SOLUTIONS LTD
BPI	BRIDGEPOINT EDUCATION INC
BPK	BLACKROCK MUNI 2018 TERM TR
BPL	BUCKEYE PARTNERS LP
BPOP	POPULAR INC
BPOPM	POPULAR INC POPULAR CPTL TR II
BPOPN	POPULAR INC
BPS	BLACKROCK PA STRTGC MUN TR
BPT	BP PRUDHOE BAY ROYALTY TR
BPTH	BIO-PATH HOLDINGS INC
BPY	BROOKFIELD PROPERTY PARTNERS L P
BPZ	BPZ RESOURCES INC
BQH	BLACKROCK NY MUNI BOND TR
BQR	BLACKROCK ECOSOLUTIONS INVT
BQY	BLACKROCK DIVIDEND INCOME TRUST
BR	BROADRIDGE FIN'L SOLUTIONS
BRAF	GLOBAL X BRAZIL FINANCIALS ETF
BRAQ	GLOBAL X BRAZIL CONSUMER ETF
BRAZ	GLOBAL X BRAZIL MID CAP ETF
BRC	BRADY CORPORATION
BRCD	BROCADE COMM SYS INC NEW
BRCM	BROADCOM CORPORATION
BRDR	BORDERFREE INC
BREW	CRAFT BREW ALLIANCE INC
BRF	MKT VECT BRAZIL SMALL-CAP
BRFS	BRF S.A.
BRG	BLUEROCK RESIDENTIAL GROWTH REIT INC
BRID	BRIDGFORD FOODS CORP
BRK/A	BERKSHIRE HATHAWAY DE - CL A
BRK/B	BERKSHIRE HATHAWAY DE - CL B
BRKL	BROOKLINE BANCORP INC
BRKR	BRUKER CORPORATION
BRKS	BROOKS AUTOMATION INC
BRLI	BIO REFERNCE LAB INC
BRN	BARNWELL INDS INC
BRO	BROWN & BROWN INC
BRP	BROOKFIELD RESIDENTIAL PPTYS INC
BRS	BRISTOW GROUP INC
BRSS	GLOBAL BRASS & COPPER HOLDINGS INC
BRT	BRT REALITY TR
BRX	BRIXMOR PROPERTY GROUP INC
BRXX	EGShares Brazil Infrastructure ETF
BRZS	DIREXION DAILY BRAZIL BEAR 3X SHARES
BRZU	DIREXION DAILY BRAZIL BULL 3X SHARES
BSAC	BANCO SANTANDER CHILE
BSBR	BANCO SANTANDER BRASIL S A
BSCE	Guggenheim BULLETSH 2014 CORP BD
BSCF	Guggenheim BULLETSH 2015 CORP BD
BSCG	Guggenheim BULLETSH 2016 CORP BD
BSCH	Guggenheim BULLETSH 2017 CORP BD
BSCI	GUGGENHEIM BULLETSHARES 2018 CORP BOND
BSCJ	GUGGENHEIM BULLETSHARES 2019 CORP BOND
BSCK	GUGGENHEIM BULLETSHARES 2020 CORP BOND
BSCL	GUGGENHEIM BULLETSHARES 2021 CORP BOND
BSCM	GUGGENHEIM BULLETSHARES 2022 CORP BOND
BSD	BLACKROCK STRATEGIC MUNI TR

BSDM	BSD MEDICAL CORP
BSE	BLACKROCK NY MUNICIPAL INCOME QUALITY TR
BSET	BASSETT FURNITURE INDS INC
BSF	BEAR STATE FINANCIAL INC
BSFT	BROADSOFT INC
BSI	ALON BLUE SQUARE ISRAEL LTD
BSJE	GUGGENHEIM BULLETSHARES 2014 HI YLD
BSJF	GUGGENHEIM BULLETSHARES 2015 HI YLD
BSJG	GUGGENHEIM BULSH 2016 HIGH YLD CORP BOND
BSJH	GUGGENHEIM BULSH 2017 HIGH YLD CORP BOND
BSJI	GUGGENHEIM BULSH 2018 HIGH YLD CORP BOND
BSJJ	GUGGENHEIM BULLETSHARES 2019 HIGH YIELD
BSJK	GUGGENHEIM BULLETSHARES 2020 HIGH YIELD
BSL	BLACKSTONE / GSO SR FLOATING RATE TRM FD
BSMX	GRUPO FINANCIERO SANTANDER MEXICO S A B
BSP	AMERICAN STRAT INCM PTF II
BSPM	BIOSTAR PHARMACEUT INC.
BSQR	BSQUARE CORP NEW
BSRR	SIERRA BANCORP
BSTC	BIOSPECIFICS TECH CORP
BSV	VANGUARD SHORT-TERM BOND
BSX	BOSTON SCIENTIFIC CORP
BT	BT GROUP PLC
BTA	BLACKROCK LONG-TERM MUNI
BTAL	QUANTSH U.S. MKT NEUT ANTI-BETA FACTOR
BTE	BAYTEX ENERGY CORP
BTF	BOULDER TOTAL RETURN FD INC
BTG	B2GOLD CORP
BTH	BLYTH INC
BTI	BRITISH AMERICAN TOBACCO PLC
BTN	BALLANTYNE STRONG INC.
BTO	JOHN HANCOCK FINANCIAL OPPORTUNITIES FD
BTT	BLACKROCK MUNICIPAL TARGET TERM TR
BTU	PEABODY ENERGY CORP
BTUI	BTU INTL INC
BTX	BIOTIME INC
BTZ	BLACKROCK CREDIT ALLOCATION INCOME FD
BUD	ANHEUSER-BUSCH INBEV SA
BUI	BLACKROCK UTILITY & INFRASTRCTURE TR
BUND	PIMCO GERMANY BOND INDEX ETF
BUNL	PWRSH DB GERMAN BUND FUT ETN 3/31/21
BUNT	PWRSH DB 3X GRMN BUND FT ETN3/31/21
BUR	BURCON NUTRASCIENCE CORPORATION
BURL	BURLINGTON STORES INC
BUSE	FIRST BUSEY CORPORATION
BV	BAZAARVOICE INC.
BVA	CORDIA BANCORP INC
BVN	COMPANIA MINAS BUENAVENTURA
BVSN	BROADVISION INC
BVX	BOVIE MEDICAL CORPORATION
BWA	BORG WARNER INC
BWC	BABCOCK & WILCOX CO NEW
BWEN	BROADWIND ENERGY INC
BWFG	BANKWELL FINANCIAL GROUP INC
BWG	LEGG MASON BW GLOBAL INCM OPPORTUNITIES
BWINA	BALDWIN & LYONS INC

BWINB	BALDWIN & LYONS INC
BWL/A	BOWL AMERICA
BWLD	BUFFALO WILD WINGS INC
BWP	BOARDWALK PIPELINE PRTNRS
BWS	BROWN SHOE COMPANY INC
BWV	IPATH CBOE S&P 500 BUYWRITE
BWX	SPDR BARCLAYS INTL TREA BOND ETF
BWZ	SPDR BARCLAYS SH TM INTL TR
BX	BLACKSTONE GROUP (THE) L.P.
BXC	BLUELINX HOLDINGS INC
BXE	BELLATRIX EXPLORATION LTD
BXMT	BLACKSTONE MORTGAGE TRUST INC
BXP	BOSTON PROPERTIES INC
BXP/PRB	BOSTON PPTYS DEP SH 1/100TH 5.25% PFD B
BXS	BANCORPSOUTH INC
BXUB	BARCLAYS LONG B LEVERAGED S&P 500 TR
BXUC	BARCLAYS LONG C LEVERAGED S&P 500 TR
BYBK	BAY BANCORP INC
BYD	BOYD GAMING INC
BYFC	BROADWAY FINANCIAL CORP
BYI	BALLY TECHNOLOGIES, INC.
BYLD	ISHARES YIELD OPTIMIZED BOND
BYLK	BAYLAKE CORP
BYM	BLACKROCK MUNICIPAL INCOME QUALITY TRUST
BZC	BREEZE-EASTERN CORP
BZF	WISDOMTREE BRAZILIAN REAL STRATEGY FUND
BZH	BEAZER HOMES USA INC
BZM	BLACKROCK MARYLAND MUN BD TR
BZQ	PROSHARES ULTRASHORT MSCI BRAZIL CAPPED
BZT	BEAZER HOMES USA INC 7.50%TANGIBLE EQ UT
C	CITIGROUP INC
C/PRC	CITIGROUP INC. 5.80% (C)
C/PRJ	CITIGROUP INC 7.125% (J)
C/PRK	CITIGROUP INC. 6.875%(K)
C/PRL	CITIGROUP INC 6.875% (L)
C/PRN	CITIGROUP CAPITAL XIII
C/PRP	CITIGROUP INC DEP SHS 1/1000
C/WSA	CITIGROUP INC WTS CL A 1/4/19
C/WSB	CITIGROUP INC WTS CL B 10/28/18
CA	CA INCORPORATED
CAAS	CHINA AUTOMOTIVE SYS INC
CAB	CABELA'S INC
CAC	CAMDEN NATIONAL CORP
CACB	CASCADE BANCORP
CACC	CREDIT ACCEP CORP MICH
CACG	CHART ACQUISITION CORP
CACGU	CHART ACQUISITION CORP
CACGW	CHART ACQUISITION CORP
CACH	CACHE INC
CACI	CACI INTL INC
CACQ	CAESARS ACQUISITION COMPANY
CAD	PIMCO CANADA BOND INDEX ETF
CADC	CHINA ADV CONS MAT GRP INC
CAE	CAE INC
CAF	MORGAN STANLEY A SHR FD
CAFE	IPATH PURE BETA COFFEE ETN

CAG	CONAGRA FOODS INC
CAH	CARDINAL HEALTH INC
CAJ	CANON INC
CAK	CAMAC ENERGY INC.
CAKE	CHEESECAKE FACTORY INC
CALD	CALLIDUS SOFTWARE INC
CALI	CHINA AUTO LOGISTICS INC.
CALL	MAGICJACK VOCAL TEC LTD
CALM	CAL MAINE FOODS INC
CALX	CALIX INC
CAM	CAMERON INTNL CORP
CAMB	CAMBRIDGE CAPITAL ACQUISITION CORP
CAMBU	CAMBRIDGE CAPITAL ACQUISITION CORPORATIO
CAMBW	CAMBRIDGE CAP ACQUISITION CORP 12/23/18
CAMP	CALAMP CORP
CAMT	CAMTEK LTD
CANE	TEUCRIUM SUGAR FUND
CANF	CAN-FITE BIOPHARMA LTD
CAP	CAI INTERNATIONAL INC
CAPE	BARCLAYS ETN+ SHILLER CAPE ETN
CAR	AVIS BUDGET GROUP INC
CARA	CARA THERAPEUTICS INC
CARB	CARBONITE INC
CART	CAROLINA TRUST BANK
CARV	CARVER BANCORP INC
CARZ	FR TR NASDAQ GLOBAL AUTO INDEX FUND
CAS	CASTLE A M & CO
CASH	META FINANCIAL GRP INC
CASI	CASI Pharmaceuticals Inc.
CASM	C A S MEDICAL SYS INC
CASS	CASS INFORMATION SYSTEM INC
CASY	CASEYS GEN STORES INC
CAT	CATERPILLAR INC
CATM	CARDTRONICS INC
CATO	CATO CORP (THE) NEW
CATY	CATHAY GENERAL BANCORP
CATYW	CATHAY GENERAL BANCORP 12/5/18
CAVM	CAVIUM INC.
CAW	CCA INDUSTRIES INC
CB	CHUBB CORP
CBA	CLEARBRIDGE AMERICAN ENERGY MLP FUND INC
CBAK	CHINA BAK BATTERY INC
CBAN	COLONY BANKCORP INC
CBAY	CYMABAY THERAPEUTICS INC
CBB	CINCINNATI BELL INC
CBB/PRB	CINCINNATI BELL INC
CBD	COMPANHIA BRASILEIRA DE DISTRIBUICAO
CBDE	CBD ENERGY LTD
CBEY	CBEYOND INC.
CBF	CAPITAL BANK FINANCIAL CORP (A)
CBG	CBRE GROUP INC CL A COM
CBI	CHICAGO BRIDGE & IRON CO
CBIN	COMMUNITY BK SHS OF INDIANA
CBK	CHRISTOPHER & BANKS CORP
CBL	CBL & ASSOCIATES PPTYS INC
CBL/PRD	CBL & ASSOCIATES PPTYS INC

CBL/PRE	CBL & ASSOCIATES PROPERTIES 6.625% (E)
CBLI	CLEVELAND BIOLABS INC
CBM	CAMBREX CORP
CBMG	CELLULAR BIOMEDICINE GRP INC
CBMX	COMBIMATRIX CORPORATION
CBND	SPDR BARCLAYS ISSUER SCORED CORP ETF
CBNJ	CAPE BANCORP INC
CBNK	CHICOPEE BANCORP INC
CBOE	CBOE HOLDINGS, INC
CBPO	CHINA BIOLOGIC PRODUCTS INC
CBPX	CONTINENTAL BUILDING PRODUCTS INC
CBR	CIBER INC
CBRL	CRACKER BARREL OLD CNT STORE
CBRX	COLUMBIA LABS INC
CBS	CBS CORPORATION
CBS/A	CBS CORPORATION
CBSH	COMMERCE BANCSHARES INC
CBSO	CBS OUTDOOR AMERICAS INC
CBST	CUBIST PHARMACEUTICALS INC
CBSTZ	CUBIST PHARMACEUTICALS INC
CBT	CABOT CORP
CBU	COMMUNITY BANK SYSTEM INC
CBZ	CBIZ INC
CCA	MFS CALIFORNIA MUNICIPAL FD
CCBG	CAPITAL CITY BANK GROUP
CCC	CALGON CARBON CORP
CCCL	CHINA CERAMICS CO. LTD
CCCR	CHINA COMMERCIAL CREDIT INC
CCE	COCA COLA ENTERPRISES INC NEW
CCF	CHASE CORPORATION
CCG	CAMPUS CREST COMMUNITIES INC
CCG/PRA	CAMPUS CREST COMMUNITIES INC 8% PFD A
CCH	COCA-COLA HBC AG
CCI	CROWN CASTLE INTL CORP
CCI/PRA	CROWN CASTLE INTI CORP 4.50% (A)
CCIH	CHINA CACHE INTL HLDGS LTD
CCJ	CAMECO CORPORATION
CCK	CROWN HLDGS INC (HOLDING CO)
CCL	CARNIVAL CORP NEW
CCM	CONCORD MEDICAL SERVICES HOLDINGS LTD
CCMP	CABOT MICROELECTRONICS
CCNE	CNB FINANCIAL CORP PA
CCO	CLEAR CHANNEL OUTDOOR HLDGS
CCOI	COGENT COMMUNICATIONS HOLDINGS INC
CCRN	CROSS COUNTRY HEALTHCARE INC
CCS	CENTURY COMMUNITIES INC
CCSC	COUNTRY STYLE COOKING CHAIN CO LTD
CCU	COMPANHIA CERVECERIAS UNIDAS
CCUR	CONCURRENT COMPUTER CORP
CCV	COMCAST CORP NEW 5% NTS 12/15/61
CCX	WISDOMTREE COMMODITY CURRENCY STRATEGY F
CCXE	WISDOM TREE COMMODITY COUNTRY EQUITY
CCXI	CHEMOCENTRYX INC
CCZ	COMCAST HOLDINGS CORP 2% DEBS 10/15/20
CDE	COEUR MINING INC (DEL)
CDE/WS	COEUR MINING INC (DEL) WTS 4/16/17

CDI	CDI CORP
CDNS	CADENCE DESIGNS SYS
CDR	CEDAR REALTY TRUST INC
CDR/PRB	CEDAR REALTY TR INC 7.25% PFD SER B
CDTI	CLEAN DIESEL TECH INC
CDW	CDW CORPORATION
CDXS	CODEXIS INC.
CDZI	CADIZ INC
CE	CELANESE CORPORATION
CEA	CHINA EASTERN AIRLINES CORP
CEB	CORP EXECUTIVE BOARD CO (THE)
CECE	CECO ENVIRONMENTAL CORP
CECO	CAREER EDUCATION CORP
CEE	CENTRAL EUROPE RUSSIA & TURKEY FD INC
CEF	CENTRAL FUND OF CANADA LTD
CEFL	ETRACS MO PAY 2XLEVERAGED CLS END FD
CEL	CELLCOM ISRAEL LTD
CELG	CELGENE CORP
CELGZ	CELGENE CORPORATION
CELP	CYPRESS ENERGY PARTNERS L.P.
CEM	CLEARBRIDGE ENERGY MLP FD INC
CEMB	ISHARES EMERGING MKTS CORPORATE BD ETF
CEMI	CHEMBIO DIAGNOSTICS INC
CEMP	CEMPRA INC
CEN	CENTER COAST MLP & INFRASTRUCTURE FD
CENT	CENTRAL GARDEN & PET CO
CENTA	CENTRAL GARDEN & PET COMPANY
CENX	CENTURY ALUMINUM CO
CEO	CNOOC LIMITED
CEP	CONSTELLATION ENERGY PARTNERS LLC
CEQP	CRESTWOOD EQUITY PARTNERS LP
CERE	CERES INC
CERN	CERNER CORP
CERS	CERUS CORPORATION
CERU	CERULEAN PHARMA INC
CET	CENTRAL SECS CORP
CETV	CENTRAL EUROPEAN ENTERP
CEV	EATON VANCE CA MUNI INCM TR
CEVA	CEVA INC
CEW	WISDOMTREE EMERGING CURRENCY STRATEGY FU
CF	CF INDUSTRIES HOLDINGS
CFBK	CENTRAL FEDERAL CORP
CFC/PRA	COUNTRYWIDE CAP IV NEW
CFC/PRB	COUNTRYWIDE CAPITAL V NEW
CFD	NUVEEN DIVERSIFIED COMMODITY FUND
CFFI	C&F FINANCIAL CORP
CFFN	CAPITOL FEDERAL FINANCIAL INC
CFI	CULP INC
CFN	CAREFUSION CORP
CFNB	CALIFORNIA FIRST NATL BANCORP
CFNL	CARDINAL FINANCIAL CORP
CFP	CORNERSTONE PROGRESSIVE RET
CFR	CULLEN FROST BANKERS INC
CFR/PRA	CULLEN FROST BANKERS INC 5.375% (A)
CFX	COLFAX CORPORATION
CG	CARLYLE GROUP L.P. (THE) UNITS

CGA	CHINA GREEN AGRICULTURE
CGEN	COMPUGEN LTD
CGG	CGG
CGI	CELADON GROUP INC
CGIX	CANCER GENETICS INC.
CGNX	COGNEX CORP
CGO	CALAMOS GLBL TOTAL RETURN
CGW	Guggenheim S&P Global Water Index ETF
CH	ABERDEEN CHILE FUND INC
CHA	CHINA TELECOM CORP LTD
CHC	CHINA HYDROELECTRIC CORP
CHCI	COMSTOCK HOLDING COS
CHCO	CITY HLDGS CO
CHD	CHURCH & DWIGHT INC
CHDN	CHURCHILL DOWNS INC
CHDX	CHINDEX INTERNATIONAL INC
CHE	CHEMED CORPORATION
CHEF	CHEFS WAREHOUSE INC (THE)
CHEP	QUANTSH U.S. MKT NEUTRAL VALUE FACTOR
CHEV	CHEVIOT FINANCIAL CORP
CHFC	CHEMICAL FIN CORP
CHFN	CHARTER FINANCIAL CORP
CHGG	CHEGG INC
CHH	CHOICE HOTELS INTL INC
CHI	CALAMOS CONV OPPTY&INCM FD
CHIE	GLOBAL X CHINA ENERGY
CHII	GLOBAL X CHINA INDUSTRIALS
CHIM	GLOBAL X CHINA MATERIALS ETF
CHIQ	GLOBAL X CHINA CONSUMER
CHIX	GLOBAL X CHINA FINANCIALS
CHK	CHESAPEAKE ENERGY CORP
CHK/PRD	CHESAPEAKE ENERGY CORP
CHK/WI	CHESAPEAKE ENERGY CORP W/I
CHKE	CHEROKEE INC
CHKP	CHECK POINT SOFTWARE TECH
CHKR	CHESAPEAKE GRANITE WASH TR
CHL	CHINA MOBILE LTD
CHLC	MARKET VECTORS RENMINBI BOND ETF
CHLN	CHINA HOUSING & LAND DEV INC
CHMG	CHEMUNG FINANCIAL CORP
CHMI	CHERRY HILL MORTGAGE INVESTMENT CORP
CHMT	CHEMTURA CORP
CHN	CHINA FD INC
CHNA	POWERSHARES CHINA A-SHARE PORTFOLIO
CHNR	CHINA NATURAL RESOURCES INC
CHOC	IPATH PURE BETA COCOA ETN
CHOP	China Gerui Adv Mat Grp Ltd
CHRM	CHARM COMMUNICATIONS INC
CHRW	C.H. ROBINSON WRLDWDE INC
CHS	CHICO'S FAS INC
CHSCN	CHS INC (B) SR 2
CHSCO	CHS INC (B)
CHSCP	CHS INC
CHSP	CHESAPEAKE LODGING TR
CHSP/PRA	CHESAPEAKE LODGING TR 7.75% PFD SER A
CHT	CHUNGHWA TELECOM CO LTD (NEW)

CHTR	CHARTER COMMUNICATIONS INC (A)
CHU	CHINA UNICOM (HONG KONG) LTD
CHUY	CHUY S HOLDINGS, INC
CHW	CALAMOS GLOBAL DYN INC FD
CHXF	WISDOMTREE CHINA DIVIDEND EX-FINANCIALS
CHXX	EGShares China Infrastructure ETF
CHY	CALAMOS CV & HI INCM FD
CHYR	CHYRON HEGO CORPORATION
CI	CIGNA CORP
CIA	CITIZENS INC
CIB	BANCOLOMBIA SA
CIDM	CINEDIGM CORP
CIE	COBALT INTL ENERGY INC
CIEN	CIENA CORPORATION
CIF	MFS INTERMEDIATE HIGH INC FUND
CIFC	CIFC CORP
CIG	COMPANHIA ENERGETICA DE MINA
CIG/C	COMPANHIA ENERGETICA DE MINA
CII	BLACKROCK ENHNCD CAP & INCM
CIK	CREDIT SUISSE ASSET MGMNT INCM
CIM	CHIMERA INVESTMENT CORP
CIMT	CIMATRON LIMITED
CINF	CINCINNATI FINL CORP
CIO	CITY OFFICE REIT INC
CIR	CIRCOR INTL INC
CISAA	CIS ACQUISITION LTD. (A)
CISAU	CIS ACQUISITION LTD
CISAW	CIS ACQUISITION LTD
CISG	CNINSURE INC.
CIT	CIT GROUP INCORPORATED NEW
CIU	iShares Intermediate Credit Bond ETF
CIX	COMPX INTERNATIONAL INC
CIZN	CITIZENS HOLDING COMPANY
CJES	C&J ENERGY SERVICES INC
CJJD	China Jo-Jo Drugstores Inc
CKEC	CARMIKE CINEMAS INC
CKH	SEACOR HOLDINGS INC
CKP	CHECKPOINT SYS INC
CKSW	CLICKSOFTWARE TECHNOLOGIES LTD
CKX	CKX LANDS INC
CL	COLGATE PALMOLIVE CO
CLA	CAPITALA FINANCE CORP 7.125% NTS 6/16/21
CLAC	CAPITOL ACQUISITION CORP. II
CLACU	CAPITOL ACQUISITION CORP. II
CLACW	CAPITOL ACQUISITION CORP. II 5/15/16
CLB	CORE LABORATORIES N V
CLBH	CAROLINA BANK HOLDINGS INC
CLC	CLARCOR INC
CLCT	COLLECTORS UNIVERSE
CLD	CLOUD PEAK ENERGY INC
CLDN	CELLADON CORPORATION
CLDT	CHATHAM LODGING TR
CLDX	CELLDEX THERAPEUTICS INC
CLF	CLIFFS NATURAL RESOURCES INC
CLFD	CLEARFIELD INC
CLGX	CORELOGIC INC

CLH	CLEAN HARBORS INC
CLI	MACK CALI REALTY CORP
CLIR	CLEARSIGN COMBUSTION CORPORATION
CLM	CORNERSTONE STRTGC VAL FD NEW
CLMS	CALAMOS ASSET MANAGEMENT INC
CLMT	CALUMET SPEC PROD PART L.P.
CLNE	CLEAN ENERGY FUELS CORP
CLNT	CLEANTECH SOLUTIONS INTERNATIONAL INC
CLNY	COLONY FINANCIAL INC
CLNY/PRA	COLONY FINL INC 8.5% PFD SER A
CLNY/PRB	COLONY FINANCIAL INC 7.50 % (B)
CLR	CONTINENTAL RESOURCES INC
CLRO	CLEARONE INC
CLRX	COLLABRX INC
CLS	CELESTICA INC
CLSN	CELSION CORPORATION
CLTX	CELSUS THERAPEUTICS PLC
CLUB	TOWN SPORTS INTL HLDG INC
CLV	CLIFFS NATURAL RESOURCES 7% PFD A 2/1/16
CLVS	CLOVIS ONCOLOGY INC.
CLW	CLEARWATER PAPER CORP
CLWT	EURO TECH HLDGS CO LTD NEW
CLX	CLOROX COMPANY
CLY	iShares 10+ Year Credit Bond ETF
CM	CANADIAN IMPERIAL BK OF COMM
CMA	COMERICA INC
CMA/WS	COMERICA INC
CMBS	iShares CMBS ETF
CMC	COMMERCIAL METALS CO
CMCM	CHEETAH MOBILE INC
CMCO	COLUMBUS MCKINNON CORP NY
CMCSA	COMCAST CORP NEW
CMCSK	COMCAST CORP NEW
CMCT	CIM COMMERCIAL TRUST CORP
CMD	PROSHS ULTRASHORT DJ-UBS COM
CMDT	ISHARES DOW JONES-UBS ROLL SELECT COMM I
CME	CME GROUP INC
CMF	iShares California AMT-Free Muni Bond
CMFN	CM FINANCE INC
CMG	CHIPOTLE MEXICAN GRILL INC
CMGE	CHINA MOBILE GAMES AND ENT GROUP
CMI	CUMMINS INC
CMK	MFS INTERMARKET INC TRUST I
CMLP	CRESTWOOD MIDSTREAM PARTNERS LP NEW
CMLS	CUMULUS MEDIA INC
CMN	CANTEL MEDICAL CORP
CMO	CAPSTEAD MTG CORP
CMO/PRE	CAPSTEAD MORTGAGE CORP 7.50% (E)
CMP	COMPASS MINERALS INTL INC
CMRE	COSTAMARE INC
CMRE/PRB	COSTAMARE INC. 7.625% (B)
CMRE/PRC	COSTAMARE INC 8.50% (C)
CMRX	CHIMERIX INC
CMS	CMS ENERGY CORP
CMS/PRB	CONSUMERS ENERGY CO
CMSB	CMS BANCORP INC

CMT	CORE MOLDING TECHNOLOGIES INC
CMTL	COMTECH TELECOMM CO
CMU	MFS HIGH YIELD MUNICIPAL TRUST
CN	DB X-TRACKERS HRVST MSCI ALL CHINA EQ FD
CNA	CNA FINANCIAL CORP
CNAT	CONATUS PHARMACEUTICALS INC.
CNBC	CENTER BANCORP INC
CNBKA	CENTURY BANCORP INC MA
CNC	CENTENE CORPORATION
CNCE	CONCERT PHARMACEUTICALS INC.
CNCO	CENCOSUD SA
CNDA	IQ CANADA SMALL CAP
CNDO	CORONADO BIOSCIENCES INC
CNET	CHINANET ONLINE HOLDINGS INC
CNHI	CNH INDUSTRIAL N.V.
CNI	CANADIAN NATL RAILWAY CO
CNIT	CHINA INFORMATION TECHNOLOGY INC
CNK	CINEMARK HOLDINGS INC
CNL	CLECO CORP (HOLDING COMPANY)
CNMD	CONMED CORP
CNO	CNO FINANCIAL GROUP INC
CNOB	CONNECTONE BANCORP INC.
CNP	CENTERPOINT ENERGY INC HLDG CO
CNPF	GLOBAL CANADA PREFERRED ETF
CNQ	CANADIAN NAT RES LTD
CNQR	CONCUR TECHNOLOGIES INC
CNR	China Metro-Rural Hlgs Ltd
CNS	COHEN & STEERS INC
CNSI	COMVERSE INC
CNSL	CONS COMMUNICATIONS HLDGS
CNTF	CHINA TECHFAITH WIRELESS COM
CNTY	CENTURY CASINOS INC
CNVR	CONVERSANT INC
CNW	CON-WAY INC.
CNX	CONSOL ENERGY INC
CNY	MKT VECTORS-RENMINBI/USD
CNYD	CHINA YIDA HOLDING CO.
CO	CHINA CORD BLOOD CORP
COB	COMMUNITY ONE BANCORP
COBK	COLONIAL FINANCIAL SVCS INC
COBO	PROSHARES USD COVERED BOND
COBR	COBRA ELECTRONICS CORP
COBZ	COBIZ FINANCIAL INC.
COCO	CORINTHIAN COLLEGES INC
CODE	SPANSION INC
CODI	COMPASS DIVERSIFIED HOLDINGS
COF	CAPITAL ONE FINL CORP
COF/PRC	CAPITAL ONE FINANCIAL CORP (C)
COF/PRP	CAPITAL ONE FINANCIAL CORP (B)
COF/WS	CAPITAL ONE FINANCIAL CORPORATION
COG	CABOT OIL & GAS CORP
COH	COACH INC
COHR	COHERENT INC
COHU	COHU INC
COKE	COCA COLA BOTTLING CO CONS
COL	ROCKWELL COLLINS INC

COLB	COLUMBIA BKG SYS INC
COLM	COLUMBIA SPORTSWEAR CO
COLX	MARKET VECTORS COLUMBIA ETF
COMM	COMMSCOPE HOLDING COMPANY INC
CONE	CYRUSONE INC
CONN	CONN'S INC
COO	COOPER COMPANIES INC
COOL	MAJESCO ENTERTAINMENT CO
COP	CONOCOPHILLIPS
COPX	GLOBAL X COPPER MINERS
COR	CORESITE REALTY CORP
COR/PRA	CORESITE REALTY CORPORATION 7.25% (A)
CORE	CORE MARK HOLDINGS CO INC
CORI	CORIUM INTERNATIONAL INC
CORN	TEUCRIUM COMMODITY TR CORN FD SHS ETF
CORP	PIMCO INV GRADE CORPORATE BOND INDEX ETF
CORR	CORENERGY INFRASTRUCTURE TRUST INC
CORT	CORCEPT THERAPEUTICS INC
COSI	COSI INC
COST	COSTCO WHOLESALE CORP
COT	COTT CORPORATION
COTY	COTY INC
COUP	COUPONS.COM INC
COV	COVIDIEN P L C NEW
COVR	COVER ALL TECH INC
COVS	COVISINT CORPORATION
COW	BARCLAYS IPATH DJ UBS LIVESTK
COWN	COWEN GROUP INC (A)
CP	CANADIAN PAC RAILWAY LTD NEW
CPA	COPA HOLDIGNS, S.A
CPAC	CEMENTOS PACASMAYO S S A
CPAH	COUNTERPATH CORPORATION
CPB	CAMPBELL SOUP CO
CPE	CALLON PETROLEUM CO
CPE/PRA	CALLON PETROLEUM CO 10% (A)
CPER	UNITED STATES COPPER INDEX FUND
CPF	CENTRAL PACIFIC FINL CORP
CPG	CRESCENT POINT ENERGY CORP
CPGI	CHINA SHENGDA PACKAGING GROUP INC.
CPHC	CANTERBURY PARK HOLDING CORP
CPHD	CEPHEID
CPHI	CHINA PHARMA HOLDINGS INC
CPI	IQ Real Return ETF
CPIX	CUMBERLAND PHARMA INC
CPK	CHESAPEAKE UTIL CORP
CPL	CPFL ENERGIA S A
CPLA	CAPELLA EDUCATION COMPANY
CPLP	CAPITAL PRODUCT PARTNERS
CPN	CALPINE CORPORATION
CPRT	COPART INC
CPRX	CATALYST PHARMACEUTICAL
CPS	COOPER-STANDARD HOLDINGS INC
CPSI	COMPUTER PROGRAMS & SYS INC
CPSS	CONSUMER PORTFOLIO SVCS INC
CPST	CAPSTONE TURBINE CORP
CPT	CAMDEN PROPERTY TRUST

CPTA	CAPITALA FINANCE CORP
CPWR	COMPUWARE CORP
CPXX	CELATOR PHARMACEUTICALS INC
CQB	CHIQUITA BRANDS INTL INC NEW
CQH	CHENIERE ENERGY PARTNERS LP HOLDINGS LLC
CQP	CHENIERE ENERGY PARTNERS, LP
CQQQ	Guggenheim CHINA TECHNOLOGY
CR	CRANE CO
CRAI	CRA INT'L INC
CRAY	CRAY INC
CRBQ	GLOBAL COMMODITY EQUITY ETF
CRCM	CARE.COM INC
CRD/A	CRAWFORD & CO
CRD/B	CRAWFORD & CO
CRDC	CARDICA INC
CRDS	CROSSROADS SYSTEMS INC
CRDT	WISDOM TREE STRATEGIC CORPORATE BOND FD
CRED	ISHARES CORE US CREDIT BOND ETF
CREE	CREE INC
CREG	CHINA RECYCLING ENERGY CORP
CRESW	CRESUD S A C I F YA
CRESY	CRESUD SACIF YA
CRF	CORNERSTONE TTL RETURN FD INC NEW
CRH	CRH PLC
CRI	CARTER'S INC
CRIS	CURIS INC
CRK	COMSTOCK RESOURCES INC
CRL	CHARLES RIVER LABS INTL INC
CRM	SALESFORCE.COM INC
CRMB	CRUMBS BAKE SHOP INC
CRMBU	CRUMBS BAKE SHOP INC
CRMBW	CRUMBS BAKE SHOP INC
CRMD	CORMEDIX INC
CRMD/WS	CORMEDIX INC.3/24/15
CRME	CARDIOME PHARMACEUTICALS CORPORATION
CRMT	AMERICA'S CAR-MART INC
CRNT	CERAGON NETWORKS LTD
CROC	PROSHARES ULTSHT AUD
CROP	IQ GLOBAL AGRIBUSINESS SMALL CAP ETF
CROX	CROCS INCORPORATED
CRR	CARBO CERAMICS INC
CRRC	COURIER CORP
CRRS	CORPORATE RESOURCE SERVICES, I
CRS	CARPENTER TECH CORP
CRT	CROSS TIMBERS ROYALTY TR
CRTN	CARTESIAN INC
CRTO	CRITEO S.A
CRUD	TEUCRIUM CRUDE OIL FUND
CRUS	CIRRUS LOGIC INC
CRV	COAST DISTR SYSTEM INC (DEL)
CRVL	CORVEL CORP
CRVP	CRYSTAL ROCK HLDGS INC
CRWN	CROWN MEDIA HLDGS INC
CRWS	CROWN CRAFTS
CRY	CRYOLIFE INC
CRZO	CARRIZO OIL & GAS INC

CS	CREDIT SUISSE GROUP
CSBK	CLIFTON BANCORP INC
CSC	COMPUTER SCIENCES CORP
CSCB	CREDIT SUISSE COMMODITY BENCHMARK
CSCD	CASCADE MICROTECH INC
CSCO	CISCO SYSTEMS INC
CSCR	CREDIT SUISSE COMMODITY ROTATION
CSD	GUGGENHEIM SPIN-OFF ETF
CSFL	CENTERSTATE BANKS INC
CSG	CHAMBERS STREET PROPERTIES
CSGP	COSTAR GROUP INC
CSGS	CSG SYSTEMS INTL INC
CSH	CASH AMERICA INTL INC
CSI	CUTWATER SELECT INCOME FUND
CSII	CARDIOVASCULAR SYS INC
CSIQ	CANADIAN SOLAR INC
CSJ	iShares 1-3 Year Credit Bond ETF
CSL	CARLISLE COMPANIES
CSLS	CREDIT SUISSE LONG/SHORT LIQUID INDX
CSLT	CASTLIGHT HEALTH INC
CSM	PROSHARES LARGE CAP CORE PLUS
CSMA	CS AG ETN 6/10/20 LNK CS MG ARB LIQ INDX
CSMB	CREDIT SUISSE MERGER ARBITRAGE LIQ INDX
CSMN	MK NT GLB EQ ETN LNK HS MK HOLT11/15/31
CSOD	CORNERSTONE ON DEMAND INC
CSP	AMERICAN STRA INC PTFL INC
CSPI	CSP INC
CSQ	CALAMOS STRG TTL RETURN FD
CSRE	CSR PLC
CSS	CSS INDS INC
CST	CST BRANDS INC
CSTE	CAESARSTONE SDOT-YAM LTD
CSTM	CONSTELLIUM N.V.
CSU	CAPITAL SENIOR LIVING CORP
CSUN	CHINA SUNERGY CO LTD
CSV	CARRIAGE SERVICES INC
CSWC	CAPITAL SOUTHWEST CORP
CSX	CSX CORP
CTAS	CINTAS CORP
CTB	COOPER TIRE & RUBBER CO
CTBI	COMMUNITY TRUST BANCORP INC
CTC	IFM INVESTMENTS LTD
CTCM	CTC MEDIA INC
CTCT	CONSTANT CONTACT INC
CTF	NUVEEN LONG/SHORT COMMODITY TR FUND
CTG	COMPUTER TASK GROUP INC
CTHR	CHARLES & COLVARD LTD
CTIB	CTI INDUSTRIES CORP
CTIC	CTI BIOPHARMA CORP
CTL	CENTURYLINK INC
CTNN	IPATH PURE BETA COTTON ETN
CTO	CONSOLIDATED TOMOKA LD CO
CTP	CTPARTNERS EXECUTIVE SEARCH INC.
CTQ	QWEST CORP 7.375% 6/1/51
CTR	CLEARBRIDGE ENERGY MLP TOTAL RETURN FD
CTRE	CARE TRUST REIT INC.

CTRL	CONTROL4 CORPORATION
CTRN	CITI TRENDS INC
CTRP	CTRIP.COM INTERNATIONAL LTD
CTRX	CATAMARAN CORPORATION
CTS	CTS CORP
CTSH	COGNIZANT TECH SOLUTIONS CRP
CTT	CATCHMARK TIMBER TRUST INC
CTU	QWEST CORP 7% NOTES 7/1/2052
CTW	QWEST CORP 7.50% NTS 9/15/51
CTWS	CONNECTICUT WTR SVC INC
CTX	QWEST CORP 7.0% NTS 4/1/52
CTXS	CITRIX SYSTEMS INC
CTY	QWEST CORP 6.125% NTS 6/1/53
CTZ/PRA	CITIZENS FUNDING TRUST I
CU	FR TR ISE GLOBAL COPPER
CUB	CUBIC CORP
CUBA	HERZFELD CARIBBEAN BASIN FD
CUBE	CUBESMART
CUBE/PRA	CUBESMART
CUBI	CUSTOMERS BANCORP INC
CUBIL	CUSTOMERS BANCORP INC
CUDA	BARRACUDA NETWORKS INC
CUI	CUI GLOBAL INC
CUK	CARNIVAL PLC
CUNB	CU BANCORP
CUO	CONTINENTAL MATERIALS CORP
CUPM	IPATH PURE BETA COPPER ETN
CUR	NEURALSTEM, INC
CURE	DIREXION DAILY HEALTHCARE BULL 3X SHARES
CUT	Guggenheim Timber ETF
CUTR	CUTERA INC
CUZ	COUSINS PPTYS INC
CVA	COVANTA HOLDING CORP
CVB	CORP BKD TR CTFS LEHMAN ABS
CVBF	CVB FINANCIAL CORP
CVC	CABLEVISION SYSTEMS CORP
CVCO	CAVCO INDUSTIRES INC
CVCY	CENTRAL VALLEY COMMUNITY BANCP
CVD	COVANCE INC
CVE	CENOVUS ENERGY INC
CVEO	CIVEO CORP
CVG	CONVERGYS CORP
CVGI	COMMERCIAL VEHICLE GRP INC
CVGW	CALAVO GROWERS INC
CVI	CVR ENERGY INC
CVLT	COMMVAULT SYSTEMS INC
CVLY	CODORUS VY BANCORP INC
CVM	CEL SCI CORP
CVM/WS	CEL-SCI CORPORATION 10/11/18
CVO	CENVEO INC
CVOL	CITI VOLATILITY INDEX TOTAL RETURN
CVR	CHICAGO RIVET & MACH CO
CVRR	CVR REFINING LP
CVS	CVS CAREMARK CORPORATION
CVT	CVENT INC
CVTI	COVENANT TRANSPORTATION GROUP, INC.

CVU	CPI AEROSTRUCTURES INC
CVV	CVD EQUIPMENT CORP
CVX	CHEVRON CORP
CVY	Guggenheim Multi-Asset Income ETF
CW	CURTISS WRIGHT CORP
CWAY	COASTWAY BANCORP INC
CWB	SPDR BARCLAYS CONV SEC ETF
CWBC	COMMUNITY WEST BANCSHARES
CWCO	CONSOLIDATED WATER CO INC
CWEI	CLAYTON WILLIAMS ENERGY INC
CWH	COMMONWEALTH REIT
CWH/PRD	COMMONWEALTH REIT
CWH/PRE	COMMONWEALTH REIT 7.25% PFD SER E
CWHN	COMMONWEALTH REIT
CWHO	COMMONWEALTH REIT 5.75% SEN NTS 8/1/42
CWI	SPDR IDX SH FDS MSCI ACWI (EX-US)
CWST	CASELLA WASTE SYSTEMS INC
CWT	CALIFORNIA WTR SVCS GRP DEL
CWZ	CORP BKD TR CTFS LEHMAN ABS
CX	CEMEX S.A.B. DE C.V.
CXA	SPDR NUVEEN BARCLAYS CALIF MUNI BD ETF
CXDC	CHINA XD PLASTICS CO LTD
CXE	MFS HIGH INCOME MUNI TRUST
CXH	MFS INV GRADE MUNICIPAL TRUST
CXO	CONCHO RESOURCES INC
CXP	COLUMBIA PROPERTY TRUST INC
CXW	CORRECTIONS CORP OF AMER NEW
CY	CYPRESS SEMICONDUCTOR CORP
CYAN	CYANOTECH CORP NEW
CYB	WISDOMTREE CHINESE YUAN STRATEGY FUND
CYBE	CYBEROPTICS CORP
CYBX	CYBERONICS INC
CYCC	CYCLACEL PHARMA INC
CYCCP	CYCLACEL PHARMA INC
CYD	CHINA YUCHAI INTL LTD
CYH	COMMUNITY HEALTH SYS INC NEW
CYHHZ	COMMUNITY HEALTH SYSTEMS INC. (A)
CYN	CITY NATL CORP
CYN/PRC	CITY NATIONAL SHS 1/40TH 5.5% PFD C
CYN/PRD	CITY NATIONAL CORPORATION 6.750 % (D)
CYNI	CYAN INCORPORATED
CYNO	CYNOSURE INC
CYOU	CHANGYOU.COM
CYRN	CYREN LTD
CYS	CYS INVESTMENTS INC
CYS/PRA	CYS INVESTMENTS INC 7.75% PFD (A)
CYS/PRB	CYS INVESTMENTS INC. 7.50% (B)
CYT	CYTEC INDUSTRIES INC
CYTK	CYTOKINETICS INCORPORATED
CYTR	CYTRX CORPORATION
CYTX	CYTORI THERAPEUTICS INC
CYTXW	CYTORI THERAPEUTICS INC 9/13/14
CZA	Guggenheim Mid-Cap Core ETF
CZFC	CITIZENS FIRST CORPORATION
CZNC	CITIZENS & NORTHN CORP
CZR	CAESARS ENTERTAINMENT CORPORATION

CZWI	CITIZENS CMMTY BANCORP INC
CZZ	COSAN LTD
D	DOMINION RES INC (VA) NEW
DAC	DANAOS CORP
DAEG	DAEGIS INC
DAG	DB AGRICULTURE DOUBLE LONG
DAIO	DATA I O CORP
DAKP	DAKOTA PLAIN HOLDINGS INC
DAKT	DAKTRONICS INC
DAL	DELTA AIR LINES INC. (NEW)
DAN	DANA HOLDING CORPORATION
DANG	E-COMMERCE CHINA DANGDANG INC
DAR	DARLING INGREDIENTS INC
DARA	DARA BIOSCIENCES INC
DATA	TABLEAU SOFTWARE INC
DATE	JIAYUAN.COM INTERNATIONAL LTD
DAVE	FAMOUS DAVE'S OF AMERICA
DB	DEUTSCHE BK A G
DBA	POWERSH DB AGRICULTURE FUND
DBAP	DB X-TRACKERS MSCI AC ASIA PACIFIC EX JA
DBAW	DB X-TRACKERS MSCI ALL WORLD EX US HEDGE
DBB	POWERSH DB BASE METALS FUND
DBBR	DB-X TRACKERS MSCI BRAZIL HDG EQ
DBC	POWERSHARES DB COMM TRK IND FD
DBD	DIEBOLD INC
DBE	POWERSHARES DB ENERGY FUND
DBEF	DB-X TRACKERS MSCI EAFE HDG EQ
DBEM	DB X TRACKERS MSCI EMG MKT HDG EQ
DBEU	DB X-TRACKERS MSCI EUROPE HEDGED EQUITY
DBGR	DB-X TRACKERS MSCI GERMANY HDG EQ
DBIZ	ADVISORSHARES PRING TURNER BUSINESS CYCL
DBJP	DB-X MSCI JAPAN HEDGED EQUITY FUND
DBKO	DB X-TRACKERS MSCI SOUTH KOREA HEDGED EQ
DBL	DOUBLELINE OPPORTUNISTIC CREDIT FUND
DBMX	DB X-TRACKERS MSCI MEXICO HEDGED EQUITY
DBO	POWERSHARES DB OIL FUND
DBP	POWERSH DB PRECIOUS METAL FD
DBS	POWERSHARES DB SILVER FUND
DBU	WISDOM TREE GLOBAL EX US UTILITY
DBUK	DB X-TRACKERS MSCI UNITED KINGDOM HEDGED
DBV	POWERSHARES DB G10 CUR HVST
DCA	VIRTUS TOTAL RETURN FUND
DCI	DONALDSON INC
DCIN	DIGITAL CINEMA DESTINATIONS CORP
DCIX	DIANA CONTAINERSHIPS INC.
DCM	NTT DOCOMO INC
DCNG	IPATH SEASONAL NATURAL GAS ETN 4/18/41
DCO	DUCOMMUN INC DE
DCOM	DIME COMMUNITY BANCSHARES
DCT	DCT INDUSTRIAL TRUST INC.
DCTH	DELCATH SYSTEMS INC
DCUA	DOMINION RESOURCES INC SR A 2013
DCUB	DOMINION RESOURCES INC SR B 2013
DD	DU PONT E I DE NEMOURS & CO
DD/PRA	DU PONT E I DE NEMOURS & CO
DD/PRB	DU PONT E I DE NEMOURS & CO

DDC	DOMINION DIAMOND CORP
DDD	3-D SYSTEMS CORP
DDE	DOVER DOWNS GAMING & ENTMNT
DDF	DELAWARE INVT DIV&INCM FD
DDG	PROSHARES SHORT OIL& GAS
DDM	PROSHARES ULTRA DOW30
DDP	DB COMMODITY SHORT
DDR	DDR CORP
DDR/PRJ	DDR CORPORATION 6.505 (J)
DDR/PRK	DDR CORP 6.25% PFD CLASS K
DDS	DILLARDS INC
DDT	DILLARDS CAPITAL TRUST I
DE	DEERE & CO
DECK	DECKERS OUTDOOR CORP
DEE	DB COMMODITY DOUBLE SHORT
DEF	Guggenheim Defensive Equity ETF
DEFL	PWRSH DB US DEFL ETN 11/21
DEG	ETABLISSEMENTS DELHAIZE FRE
DEI	DOUGLAS EMMETT INC
DEJ	DEJOUR ENERGY INC
DEL	DELTIC TIMBER CORP
DEM	WISDOM TREE EMG MK EQ INC
DENN	DENNY'S CORPORATION
DEO	DIAGEO PLC NEW
DEPO	DEPOMED INC
DES	WISDOM TREE SMALL CAP DIV
DEST	DESTINATION MATERNITY CORP
DEW	WISDOM TREE GLBL EQTY INC FD
DEX	DELAWARE ENHNCD GLBL DIV&INC
DF	DEAN FOODS CO NEW
DFE	WISDOM TREE EURO SM CAP DIV
DFF	MITTS LINKED TO THE DJIA
DFJ	WISDOM TREE JAP SM CAP DIV
DFP	FLAHERTY & CRUMRINE DYNAMIC PFD INCM FD
DFRG	DEL FRISCO'S RESTAURANT GROUP INC
DFS	DISCOVER FINANCIAL SERVICES
DFS/PRB	DISCOVER FINANCIAL SERVICES (B)
DFT	DUPONT FABROS TECH
DFT/PRA	DUPONT FABROS TECHNOLOGY INC
DFT/PRB	DUPONT FABROS TECHNOLOGY INC 7.625% B
DFVL	IPATH US TREASURY 5-YEAR BULL ETN
DFVS	IPATH US TREASURY 5-YEAR BEAR ETN
DFZ	RG BARRY CORP
DG	DOLLAR GENERAL CORP NEW
DGAS	DELTA NAT GAS INC
DGAZ	VELOCITYSHARES 3X INVERSE NATURAL GAS
DGI	DIGITAL GLOBE INC
DGICA	DONEGAL GROUP INC
DGICB	DONEGAL GRP INC
DGII	DIGI INTL INC
DGL	POWERSHARES DB GOLD FUND
DGLD	VLCTY SHS 3X INVS GLD ETN S&P GSCI GLD
DGLY	DIGITAL ALLY NEW
DGP	DB DOUBLE LONG GOLD ETN
DGRE	WISDOMTREE EMERGING MKTS DIVI GR
DGRO	ISHARES CORE DIVIDEND GROWTH ETF

DGRS	WISDOMTREE U.S. SMALLCAP DIVIDEND GROWTH
DGRW	WISDOMTREE U.S. DIVIDEND GROWTH FUND
DGS	WISDOM TREE EMG MK SM CAP DV
DGSE	DGSE COMPANIES INC
DGT	SPDR Global Dow ETF
DGX	QUEST DIAGNOSTICS INC
DGZ	DB SHORT GOLD ETN
DHF	DREYFUS HI YLD STRATEGIES FD
DHG	DWS HIGH INCOME OPPORTUNITIES FD INC
DHI	DR HORTON INC
DHIL	DIAMOND HILL INVESTMENT GROUP
DHR	DANAHER CORP
DHRM	DEHAIER MEDICAL SYSTEMS LIMITED
DHS	WISDOM TREE EQUITY INC FD
DHT	DHT HOLDINGS INC
DHX	DICE HOLDINGS, INC.
DHY	CREDIT SUISSE HI YIELD BD FD
DI	PIMCO DIVERSIFIED INCOME ETF
DIA	SPDR DJIA ETF Trust
DIG	PROSHARES ULTRA OIL & GAS
DIM	WISDOM TREE INTL MID CAP DIV
DIN	DINEEQUITY INC
DIOD	DIODES INC
DIRT	IPATH PURE BETA AGRICULTURE ETN 4/18/41
DIS	WALT DISNEY CO (THE)
DISCA	DISCOVERY COMM INC
DISCB	DISCOVERY COMM INC
DISCK	DISCOVERY COMM INC
DISH	DISH NETWORK CORPORATION
DIT	AMCON DISTRIBUTING CO
DIV	GLOBAL X SUPERDIVIDEND U.S. ETF
DJCI	UBS AG E-TRACS LINKED TO DJ-UBS COMMDIY
DJCO	DAILY JOUR CO
DJP	IPATH ETN LNK DJ UBS CM IND TR
DK	DELEK US HOLDINGS, INC
DKL	DELEK LOGISTICS PARTNERS LP
DKS	DICKS SPORTING GOODS INC
DKT	DEUTSCHE BK CONT CAPTL TR V
DL	CHINA DISTANCE EDUCATION
DLA	DELTA APPAREL INC
DLB	DOLBY LABORATORIES INC
DLBL	IPATH US TREA LONG BD BULL ETN 8/20
DLBS	IPATH US TREA LG BD BEAR ETN 8/20
DLHC	DLH HOLDINGS CORP
DLIA	DELIA*'S INC
DLN	WISDOM TREE LARGE CAP DIV
DLNG	DYNAGAS LNG PARTNERS LP
DLPH	DELPHI AUTOMOTIVE PLC
DLR	DIGITAL REALTY TRUST INC
DLR/PRE	DIGITAL REALTY TRUST INC 7% PFD E
DLR/PRF	DIGITAL REALTY TRUST INC. 6.625% (F)
DLR/PRG	DIGITAL REALTY TR INC 5.875% (G)
DLR/PRH	DIGITAL RLT TR 7.375% (H)
DLS	WISDOM TREE INTL SM CAP DIV
DLTR	DOLLAR TREE INC
DLX	DELUXE CORP

DMB	DREYFUS MUNICIPAL BD INFRASTRUCTURE FD
DMD	DEMAND MEDIA INC
DMF	DREYFUS MUN INCM INC
DMLP	DORCHESTER MINERALS LP
DMND	DIAMOND FOODS
DMO	WESTERN ASSET MORTGAGE DEFINED OPPORTUNI
DMRC	DIGIMARC CORP
DNB	DUN & BRADSTREET CORP NEW
DNBF	DNB FINL CORP
DNDN	DENDREON CORP
DNI	DIVIDEND & INCOME FUND (DEL)
DNKN	DUNKIN BRANDS GROUP INC
DNL	WISDOMTREE GLOBAL EX-US DIVIDEND GROWTH
DNN	DENISON MINES CORP
DNO	UNITED STATES SHORT OIL
DNOW	NOW INCORPORATED
DNP	DNP SELECT INCOME INC
DNR	DENBURY RES INC (HLDG CO)
DNY	DENALI FD INC
DO	DIAMOND OFFSHORE DRILLING
DOC	PHYSICIANS REALTY TRUST
DOD	ELEMENTS ETN- DOGS OF THE DOW
DOG	PROSHARES SHORT DOW30
DOL	WISDOM TREE INTL LARGE CAP
DOM	DOMINION RES BLACK WARRIOR T
DON	WISDOM TREE MID CAP DIV
DOO	WISDOM TREE INTL DIV EX FIN
DOOR	MASONITE INTERNATIONAL CORP
DORM	DORMAN PRODUCTS INC
DOV	DOVER CORP
DOVR	DOVER SADDLERY INC
DOW	DOW CHEMICAL CO
DOX	AMDOCS LIMITED
DPD	DOW 30 PRE& DIV INC FUND
DPG	DUFF & PHELPS GLOBAL UTILITY INCOME FD
DPK	DIREXION DLY DEV MKT BEAR 3X SHS
DPM	DCP MIDSTREAM PARTNERS, LP
DPO	DOW 30 ENHNCD PRM & INC
DPRX	DIPEXIUM PHARMACEUTICALS, INC
DPS	DR PEPPER SNAPPLE GROUP
DPU	DB COMMODITY LONG
DPW	DIGITAL POWER CORP
DPZ	DOMINO'S PIZZA INC
DQ	DAQO NEW ENERGY CORP
DRAD	DIGIRAD CORP
DRAM	DATARAM CORP
DRC	DRESSER RAND GROUP INC
DRD	DRDGOLD LIMITED
DRE	DUKE REALTY CORP
DRE/PRJ	DUKE REALTY CORP
DRE/PRK	DUKE REALTY CORP
DRE/PRL	DUKE REALTY CORP
DRGS	RBS GLOBAL BIG PHARMA EXCHANGE TRADED NO
DRH	DIAMOND ROCK HOSPITALITY CO
DRI	DARDEN RESTAURANTS INC
DRII	DIAMOND RESORTS INTERNATIONAL INC

DRIV	DIGITAL RIVER INC
DRL	DORAL FINANCIAL CORP
DRN	DIREX DLY RL EST BULL 3X SH
DRNA	DICERNA PHARMACEUTICALS INC
DRQ	DRIL QUIP INC
DRR	MARKET VECTORS DBLE SHT ETN
DRRX	DURECT CORPORATION
DRTX	DURATA THERAPEUTICS INC
DRU	DOMINION RES INC VA NEW
DRV	DIREX DLY RL EST BEAR 3X SH
DRW	WISDOMTREE GLOBAL EX USA REAL ESTATE
DRWI	DRAGONWAVE INC
DRYS	DRYSHIPS INC
DSCI	DERMA SCIENCES INC
DSCO	DISCOVERY LABORATORIES INC
DSGX	DESCARTES SYSTEMS GROUP INC
DSI	ISH MSCI KLD 400 SOC IDX FD
DSKX	DS HEALTHCARE GROUP INC NEW
DSL	DOUBLELINE INCOME SOLUTIONS FD
DSLV	VLCTY SHS 3X INV SLR LNK S&P GSCI SLV ER
DSM	DREYFUS STRAT MUN BD FD INC
DSPG	DSP GROUP INC
DSS	DOCUMENT SECURITY SYSTEMS INC
DST	DST SYSTEMS INC
DSU	BLACKROCK DEBT STRAT FD INC
DSUM	POWERSHARES CHINESE YUAN DIM SUM BD PTF
DSW	DSW INC
DSWL	DESWELL INDUSTRIES INC
DSX	DIANA SHIPPING INC
DSX/PRB	DIANA SHIPPING INC. 8.875% Series B
DTD	WISDOM TREE TOT DIV
DTE	DTE ENERGY COMPANY
DTF	DTF TAX FREE INCOME INC
DTH	WISDOM TREE DEFA EQ INC
DTK	DEUTSCHE BK CONTNGNT CAP III
DTLA/PR	BROOKFIELD DTLA FD OFFICE TR INV
DTLK	DATALINK CORP
DTN	WISDOM TREE DIV EX FIN
DTO	PWRSH DB CRUDE OIL DBLE SH
DTQ	DTE ENERGY CO 5.25% DEBS 12/1/62
DTSI	DTS INC
DTT	DEUTSCHE BANK CAP
DTUL	IPATH US TREA 2-YEAR BULL ETN 8/20
DTUS	IPATH US TREA 2-YEAR BEAR ETN 8/20
DTV	DIRECTV
DTYL	IPATH US TREA 10-YEAR BULL ETN 8/20
DTYS	IPATH US TREA 10-YEAR BEAR ETN 8/20
DTZ	DTE ENERGY CO 6.5% SER I DEB 12/1/61
DUA	DEUTSCHE BK CAP FDG TR VIII
DUC	DUFF & PHELPS UTIL & BD TRU
DUG	PROSHARES ULTRASH OIL & GAS
DUK	DUKE ENERGY CORP NEW
DUKH	DUKE ENERGY CORP 5.125% DEBS 1/15/73
DUST	DIREXION DAILY GOLD MINERS BEAR 3X SHARE
DV	DEVRY EDUCATION GROUP INC
DVA	DAVITA HEALTHCARE PARTNERS INC

DVAX	DYNAVAX TECHNOLOGIES CORP
DVCR	DIVERSICARE HEALTHCARE SERVICES INC
DVD	DOVER MOTORSPORTS INC
DVHI	ETRACS DIVERSIFIED HIGH INCOME
DVHL	ETRACS MTHPAY 2XLEV DIV HIGH INC 11/5/43
DVN	DEVON ENERGY CORP
DVR	CAL DIVE INTL INC
DVY	iShares Select Dividend ETF
DVYA	iShares Asia/Pacific Dividend ETF
DVYE	ISHARES EMERGING MARKETS DIVIDEND ETF
DVYL	ETRACS MONTHLY PAY 2XLEV DJ SEL DIV
DW	DREW INDUSTRIES INC
DWA	DREAMWORKS ANIMATION SKG INC
DWAQ	POWERSHARES DWA NASDAQ MOMENTUM PORTFOLI
DWAS	POWERSHARES DWA SMALL CAP MOMENTUM PTF
DWCH	DATAWATCH CORP
DWM	WISDOM TREE DEFA
DWRE	DEMANDWARE INC
DWSN	DAWSON GEOPHYSICAL CO
DWTI	VELOCITYSHARES 3X INVERSE CRUDE
DWX	SPDR S&P INTL DIV
DX	DYNEX CAPITAL INC
DX/PRA	DYNEX CAPITAL INC. 8.50% (A)
DX/PRB	DYNEX CAPITAL INC. 7.625% (B)
DXB	DEUTSCHE BK
DXCM	DEXCOM INC
DXD	PROSHARES ULTRASHORT DOW 30 NEW
DXGE	WISDOMTREE GERMANY HEDGED EQUITY FUND
DXJ	WISDOMTREE JAPAN HEDGED EQUITY FUND
DXJC	WISDOMTREE JAPAN HEDGED CAPITAL GOODS FD
DXJF	WISDOMTREE JAPAN HEDGED FINANCIALS FUND
DXJH	WISDOMTREE JAPAN HEDGED HEALTH CARE FUND
DXJR	WISDOMTREE JAPAN HEDGED REAL ESTATE FUND
DXJS	WISDOMTREE JAPAN HEDGED SMCAP EQTY
DXJT	WISDOMTREE JAPAN HEDGED TECH MEDIA & TEL
DXKW	WISDOMTREE KOREA HEDGED EQUITY FUND
DXLG	DESTINATION XL GROUP INC
DXM	DEX MEDIA INC
DXPE	DXP ENTERPRISES INC
DXPS	WISDOMTREE UNITED KINGDOM HEDGED EQUITY
DXR	DAXOR CORP
DXYN	DIXIE GROUP INC
DY	DYCOM INDUSTRIES INC
DYAX	DYAX CORP
DYN	DYNEGY INC NEW DEL
DYN/WS	DYNEGY INC NEW DEL WTS 10/2/17
DYNT	DYNATRONICS CORP
DYSL	DYNASIL CORP OF AMERICA
DYY	DB COMMODITY DOUBLE LONG
DZK	DIREX DLY DEV MRT BULL 3X SHS
DZZ	DB DOUBLE SHORT GOLD ETN
E	ENI S P A
EA	ELECTRONIC ARTS INC
EAA	ENTERGY ARKANSAS INC
EAB	ENTERGY ARKANSAS 4.9% 1ST MTG BD 12/1/52
EAC	ERICKSON INCORPORATED

EAD	Wells Fargo Adv Inc Oppor Fd
EAE	ENTERGY ARKANSAS 4.75% 1ST BDS 6/1/63
EAGL	SILVER EAGLE ACQUISITION CORP
EAGLU	SILVER EAGLE ACQUISITION CORP
EAGLW	SILVER EAGLE ACQUISITION CORP
EARN	ELLINGTON RESIDENTIAL MORTGAGE REIT
EAT	BRINKER INTL INC
EBAY	EBAY INC
EBF	ENNIS INC
EBIO	ELEVEN BIOTHERAPEUTICS INC.
EBIX	EBIX INC
EBMT	EAGLE BANCORP MONTANA INC
EBND	SPDR BARCLAYS EMERGING MRKTS BD ETF
EBR	CENTRAIS ELC BRAS (COM)
EBR/B	CENTRAIS ELC BRAS (COM) CLASS B
EBS	EMERGENT BIOSOLUTIONS INC
EBSB	MERIDIAN INTERST BANCORP INC
EBTC	ENTERPRISE BANCORP INC MA
EC	ECOPETROL S.A.
ECA	ENCANA CORPORATION
ECF	ELLSWORTH FUND LTD
ECH	ISHARES MSCI CHILE CAPPED ETF
ECHO	ECHO GLOBAL LOGISTICS INC
ECL	ECOLAB INC
ECNS	iShares MSCI China Small-Cap ETF
ECOL	US Ecology Inc
ECOM	CHANNELADVISOR CORP
ECON	EGShares Emerging Markets Consumer ETF
ECPG	ENCORE CAPITAL GROUP INCORPORA
ECR	ECLIPSE RESOURCES CORP
ECT	ECA MARCELLUS TR I
ECTE	ECHO THERAPEUTICS INC.
ECYT	ENDOCYTE INC
ED	CONSOLIDATED EDISON INC
EDAP	EDAP TMS SA
EDC	DIEX DLY EMRG MKT BULL 3X SHS
EDD	MORGAN STANLEY EMERGING
EDE	EMPIRE DISTRICT ELEC CO
EDEN	ISH MSCI DENMARK CAPPED ETF
EDF	STONE HBR EMERGING MARKETS INCOME FUND
EDGW	EDGEWATER TECHNOLOGY INC
EDI	STONE HARBOR EMERG MKTS TOTAL INCOME FD
EDIV	SPDR S&P EMER MRKTS DIV ETF
EDMC	EDUCATION MNGMNT CORP
EDN	EMPRESA DIST & COMM
EDOG	ALPS EMERGING SECTOR DIVIDEND DOGS ETF
EDR	EDUCATION REALTY TRUST INC
EDS	EXCEED COMPANY LTD
EDU	NEW ORIENTAL EDU & TECH
EDUC	EDUCATIONAL DEV CORP
EDV	VANGUARD EXT DURATION TSY
EDZ	DIREX DLY EMRG MRKT BEAR 3X SHS
EE	EL PASO ELECTRIC CO
EEA	EUROPEAN EQUITY FUND INC
EEB	GUGGENHEIM BRIC ETF
EEFT	EURONET WORLDWIDE INC

EEH	ELEMENTS LINKED TO SPECTRUM LRG CAP U.S.
EEHB	POWERSH S&P EMERGING MARKETS HIGH BETA
EEI	ECOLOGY & ENVIRONMENT INC
EELV	POWERSHARES S&P EMERGING MARKETS LOW VOL
EEM	iShares MSCI Emerging Markets ETF
EEMA	ISHARES MSCI EMERGING MARKETS ASIA ETF
EEME	ISHARES MSCI EMERGING MARKETS EMEA ETF
EEML	ISH MSCI EMERGING MARKETS LATAM ETF
EEMS	iShares MSCI Emerging Markets Small-Cap
EEMV	iShares MSCI Emerging Markets Minimum V
EEP	ENBRIDGE ENERGY PARTNERS L P
EEQ	ENBRIDGE ENERGY MGMNT L L C
EES	WISDOMTREE SMCAP EARNINGS
EET	PROSH ULTRA MSCI EMG MKT
EEV	PROSHARES UL SH MSCI EMGMKT
EFA	iShares MSCI EAFE ETF
EFAV	iShares MSCI EAFE Minimum Volatility
EFC	ELLINGTON FINANCIAL LLC
EFF	EATON VANCE FLOATING RATE INCOME PLUS FD
EFG	iShares MSCI EAFE Growth ETF
EFII	ELECTRONICS FOR IMAGING INC
EFM	ENTERGY MISSISSIPPI INC
EFNL	ISHARES MSCI FINLAND CAPPED ETF
EFO	PROSHARES ULTRA MSCI EAFE
EFR	EATON VANCE SR FLTG RATE FD
EFSC	ENTERPRISE FINANCIAL SERVICES
EFT	EATON VANCE FLOATING RT INCM
EFU	PRO SH ULTRA SHORT MSCI EAFE
EFUT	E-FUTURE INFORMATION TECH
EFV	iShares MSCI EAFE Value ETF
EFX	EQUIFAX INC
EFZ	PRO SHARES SHORT MSCI EAFE
EGAN	EGAIN CORPORATION
EGAS	Gas Natural Inc
EGBN	EAGLE BANCORP INC (MD)
EGF	BLACKROCK ENHANCED GOVERNMENT FUND INC
EGHT	8X8 INCORPORATED
EGI	ENTREE GOLD INC
EGL	ENGILITY HOLDINGS INC
EGLE	EAGLE BULK SHIPPING INC
EGLT	EGALET CORPORATION
EGN	ENERGEN CORP
EGO	ELDORADO GOLD CORP NEW
EGOV	NIC INC
EGP	EASTGROUP PROPERTIES INC
EGPT	MARKET VECTORS EGYPT INDEX
EGRW	ISHARES MSCI EMERGING MARKETS GROWTH ETF
EGRX	EAGLE PHARMACEUTICALS INC
EGT	ENTERTAINMENT GAMING ASIA
EGY	VAALCO ENERGY INC (NEW)
EHI	WESTERN ASSETGLBL HI INCM FD
EHTH	EHEALTH INC
EIA	Eaton Vance Calif Muni Bd Fd II
EIDO	iShares MSCI Indonesia ETF
EIG	EMPLOYERS HOLDINGS INC
EIGI	ENDURANCE INTERNATIONAL GROUP HOLDINGS

EIM	Eaton Vance Muni Bond Fund
EIO	Eaton Vance Ohio Muni Bd Fund
EIP	Eaton Vance PA Muni Bd Fund
EIRL	iShares MSCI Ireland Capped ETF
EIS	iShares MSCI Israel Capped ETF
EIV	Eaton Vance Muni Bond Fund II
EIX	EDISON INTERNATIONAL
EJ	E-HOUSE (CHINA) HLDG LTD
EL	ESTEE LAUDER COMPANIES INC
ELA	ENTERGY LOUISIANA LLC
ELB	ENTERGY LOUISIANA LLC
ELD	WISDOMTREE EMG MKT LOC DEBT FD
ELGX	ENDOLOGIX INC
ELJ	ENTERGY LOUISIANA LLC 5.25% BDS 7/1/52
ELLI	ELLIE MAE INC
ELLO	ELLOMAY CAPITAL LTD
ELMD	ELECTROMED INC
ELNK	EARTHLINK HOLDING CORP
ELON	ECHELON CORPORATION
ELOS	SYNERON MEDICAL LTD
ELP	PARANAENSE DE ENERGIA COPEL
ELRC	ELECTRO RENT CORP
ELS	EQUITY LIFESTYLE PROPERTIES INC
ELS/PRC	EQUITY LIFESTYLE PPTYS 1/100TH PFD 6.75%
ELSE	ELECTRO SENSORS INC
ELTK	ELTEK LTD
ELU	ENTERGY LOUISIANA LLC 4.7% BDS 6/1/63
ELX	EMULEX CORP
ELY	CALLAWAY GOLF CO (DEL)
EMAG	MARKET VECTORS EMG MKT AGG BD ETF
EMAN	EMAGIN CORP
EMB	iShares J.P. Morgan USD Emg Mrkts B
EMBB	SPDR MSCI EM BEYOND BRIC
EMC	EMC CORP MA
EMCB	WISDOMTREE EMRGING MKTS CORPORATE BOND
EMCD	SPDR BOFA MER EMG MKT CORP BD ETF
EMCF	EMCLAIRE FINANCIAL CORP
EMCG	WISDOMTREE EMG MKT CONS GRW FND
EMCI	EMC INS GRP INC
EMCR	EGSHARES EMERGING MARKETS CORE ETF
EMD	WESTERN ASSET EMRG MKT INCM FD
EMDD	EGSHARES EMERGING MARKETS DOMESTIC DEMAN
EMDG	EGSHARES EMERGING MARKETS DIVIDEND GRWTH
EMDI	ISH MSCI EMG MKT CONS DISCRETIONARY ETF
EMDR	VELOCITYSHARES EMERGING MARKETS DR ETF
EME	EMCOR GROUP INC
EMES	EMERGE ENERGY SERVICES LP
EMEY	ISH MSCI EMG MKT ENERGY SECT CAPPED ETF
EMF	TEMPLETON EMG MKTS FD DEL
EMFM	GLOBAL X NEXT EMERGING & FRONTIER
EMFN	ISHARES S&P EMG MKT FIN SEC ETF
EMFT	SPDR MSCI EM 50 ETF
EMHD	EGSHARES EM DIVIDEND HIGH INCOME
EMHY	ISHARES EMERGING MARKETS HIGH YIELD ETF
EMI	EATON VANCE MI MUNI INCM TR
EMIF	ISH S&P EMG MKT INFRA ETF

EMITF	ELBIT IMAGING LTD
EMJ	Eaton Vance N J Muni Bd Fd
EMKR	EMCORE CORPORATION
EML	EASTERN CO
EMLB	IPATH LONG ENHANCED MSCI EMERGING MRKT
EMLC	MKT VECT EMG MKT LOC CUR BD ETF
EMLP	FT NORTH AMERICAN ENERGY INFRA FUND
EMMS	EMMIS COMMUNICATIONS CORP
EMMSP	EMMIS COMMUNICATIONS CORP
EMMT	ISHARES MSCI EMG MKT MAT ETF
EMN	EASTMAN CHEMICAL COMPANY
EMO	CLEARBRIDGE ENERGY MLP OPPORTUNITY FD
EMQ	ENTERGY MISSISSIPPI INC
EMR	EMERSON ELECTRIC CO
EMSA	IPATH SHORT ENHANCED MSCI EMERGING MRKT
EMSH	PROSH SHORT TERM USD EMGI MKT BOND ETF
EMXX	EURASIAN MINERALS INC
EMZ	ENTERGY MISSISSIPPI INC 6% 5/1/51
ENB	ENBRIDGE INC
ENBL	ENABLE MIDSTREAM PARTNERS LP
END	ENDEAVOUR INTL CORPORATION
ENDP	ENDO INTERNATIONAL PLC
ENFR	ALERIAN ENERGY INFRASTRUCTURE ETF
ENG	ENGLOBAL CORPORATION
ENGN	iShares Industrials Bond ETF
ENH	ENDURANCE SPCLTY HLDGS LTD
ENH/PRA	ENDURANCE SPEC HLGS LTD
ENH/PRB	ENDURANCE SPECIALTY HLDGS LTD 7.5% PFD B
ENI	ENERSIS S.A.
ENJ	ENTERGY NEW ORLEANS 5% MTG BD 12/1/52
ENL	REED ELSEVIER NV NEW
ENLC	ENLINK MIDSTREAM LLC
ENLK	ENLINK MIDSTREAM PARTNERS LP
ENOC	ENERNOC INC.
ENOR	ISHARES MSCI NORWAY CAPPED ETF
ENPH	ENPHASE ENERGY INC
ENR	ENERGIZER HLDGS INC
ENRJ	ENERJEX RESOURCES INC
ENRJ/PR	ENERJEX RESOURCES INC 10% PFD SER A
ENS	ENERSYS
ENSG	ENSIGN GROUP INC. (THE)
ENSV	Enservco Corporation
ENT	GLOBAL EAGLE ENTERTAINMENT INC
ENTA	ENANTA PHARMACEUTICALS INC
ENTG	ENTEGRIS INCORPORATED
ENTR	ENTROPIC COMMUNICATIONS
ENV	ENVESTNET INC
ENVE	ENVENTIS CORPORATION
ENVI	ENVIVIO INC.
ENX	Eaton Vance NY Muni Bd Fund
ENY	Guggenheim Canadian Energy Income ETF
ENZ	ENZO BIOCHEM INC
ENZL	iShares MSCI New Zealand Capped ETF
ENZN	ENZON PHARMACEUTICALS INC
ENZY	ENZYMOTEC LTD. (Q)
EOC	EMPRESA NAC ELEC S.A. CHILE

EOD	WELLS FARGO ADVANTAGE GLOBAL DIVIDEND OP
EOG	EOG RESOURCES INC
EOI	EATON VANCE ENHANCED EQ INCM
EOPN	E2OPEN INC
EOS	EATON VANCE ENHNCD EQ INC II
EOT	EATON VANCE NATL MUN OPP TR
EOX	EMERALD OIL INC (DEL)
EP/PRC	EL PASO ENERGY CAPITAL TR I
EPAM	EPAM SYSTEMS INC
EPAX	AMBASSADORS GROUP INC
EPAY	BOTTOMLINE TECHNOLOGITES INC
EPB	EL PASO PIPELINE PARTNERS LP
EPD	ENTERPRISE PDCTS PARTNRS L P
EPE	EP ENERGY CORP
EPHE	iShares MSCI Philippines ETF
EPI	WISDOM TREE INDIA ERNG FD
EPIQ	EPIQ SYSTEMS INC
EPM	EVOLUTION PETROLEUM CP
EPM/PRA	EVOLUTION PETROLEUM CORP 8.5 (A)
EPOL	iShares MSCI Poland Capped ETF
EPP	iShares MSCI Pacific ex Japan ETF
EPR	EPR PROPERTIES
EPR/PRC	EPR PROPERTIES 5.75% PFD SER C
EPR/PRE	EPR PROPERTIES 9% PFD SER E
EPR/PRF	EPR PROPERTIES 6.625% PFD SER F
EPRO	ADVISORSHARES EQUITY PRO
EPS	WISDOMTREE EARNINGS 500
EPU	iShares MSCI All Peru Capped ETF
EPV	PROSHARES ULTRASHORT FTSE EUROPE
EPZM	EPIZYME INC
EQIX	EQUINIX INC
EQL	ALPS EQUAL SECTOR WEIGHT
EQLT	WORKPLACE EQUALITY PORTFOLIO
EQM	EQT MIDSTREAM PARTNERS L P
EQR	EQUITY RESIDENTIAL
EQS	EQUUS TOTAL RETURN INC.
EQT	EQT CORPORATION
EQU	EQUAL ENERGY LTD
EQY	EQUITY ONE INC
ERA	ERA GROUP INC
ERB	ERBA DIAGNOSTICS INC
ERC	Wells Fargo Adv Multi-Sec Inc Fd
ERF	ENERPLUS CORP
ERH	Wells Fargo Adv Util and High Inc Fd
ERIC	ERICSSON
ERIE	ERIE INDEMNITY CO CL A
ERII	ENERGY RECOVERY INC
ERJ	EMBRAER S.A
ERO	BARCLAYS IPATH EUR/USD
EROC	EAGLE ROCK ENERGY PTNRS L.P.
EROS	EROS INTERNATIONAL PLC
ERS	EMPIRE RESOURCES INC
ERUS	ISHARES MSCI RUSSIA CAPPED ETF
ERW	VELOCITYSH EQL RISK WEIGHTED LG CAP ETF
ERX	DIREXION ENERGY BULL 3X
ERY	DIREX DLY ENERGY BEAR 3X

ESBA	EMPIRE STATE REALTY OP LP SER ES UNITS
ESBF	ESB FINANCIAL CORP
ESBK	ELMIRA SAVINGS BANK ELMIRA NY
ESC	EMERITUS CORP
ESCA	ESCALADE INC
ESCR	ESCALERA RESOURCES CO
ESCRP	ESCALERA RESOURCES INC SR A
ESD	WESTERN ASSET EMRG MKT DEBT
ESE	ESCO TECHNOLOGIES INC
ESEA	EUROSEAS LTD
ESGR	ENSTAR GROUP LIMITED
ESI	ITT EDUCATIONAL SVCS INC
ESIO	ELECTRO SCIENTIFIC INDS INC
ESL	ESTERLINE TECH CORP
ESLT	ELBIT SYSTEMS LTD
ESMC	ESCALON MEDICAL CORP
ESNT	ESSENT GROUP LTD
ESP	ESPEY MFG & ELECTRS CORP
ESPR	ESPERION THERAPEUTICS, INC
ESR	iShares MSCI Emerging Markets Ea Europe
ESRT	EMPIRE STATE REALTY TRUST INC
ESRX	EXPRESS SCRIPTS HLDG COMPANY
ESS	ESSEX PPTY TRUST INC
ESS/PRH	ESSEX PROPERTY TRUST INC
ESSA	ESSA BANCORP INC
ESSX	ESSEX RENTAL CORP
ESTE	EARTHSTONE ENERGY INC.
ESV	ENSCO PLC
ESXB	COMMUNITY BANKERS TRUST CORP
ESYS	ELECSYS CORP
ETAK	ELEPHANT TALK COMMUNICATIONS CORP
ETB	EATON VANCE TAX MG BY-WR
ETE	ENERGY TRANS EQTY LP
ETF	ABERDEEN EMG MKT SM COMP OPP FD
ETFC	E*TRADE FINANCIAL CORP
ETG	EATON VANCE TAX ADV GLBL DIV
ETH	ETHAN ALLEN INTERIORS INC
ETJ	EATON VANCE RISK MGN DIV EQ IN
ETM	ENTERCOM COMMUNS CORP
ETN	EATON CORP PLC (IRELAND)
ETO	EATON VANCE TAX ADVTGD GLBL
ETP	ENERGY TRANSFER PARTNERS L.P.
ETR	ENTERGY CORP
ETRM	ENTEROMEDICS INC.
ETV	EATON VANCE TX MNGD BY-WT FD
ETW	EATON VANCE TAX-MNGD GLBL
ETX	EATON VANCE MUNICIPAL INCOME TERM TR
ETY	EATON VANCE TAX MG
EU	WISDOMTREE EURO DEBT FUND
EUDG	WISDOMTREE EUROPE DIVIDEND GROWTH FUND
EUFN	ISHARES MSCI EURO FIN ETF
EUFX	PROSHARES SHORT EURO
EUM	PROSHARES SHORT MSCI EMGMKT
EUMV	ISHARES MSCI EURO MINIMUM VOLATILITY ETF
EUO	PROSHARES ULTRASHORT EURO
EURL	DIREXION DAILY FTSE EUROPE BULL 3X SHARE

EURZ	DIREXION DAILY FTSE EUROPE BEAR 3X SHARE
EUSA	iShares MSCI USA ETF
EV	EATON VANCE CORP
EVAL	ISHARES MSCI EMERGING MARKETS VALUE ETF
EVAR	LOMBARD MEDICAL INC
EVBN	EVANS BANCORP INC NEW
EVBS	EASTERN VIRGINIA BANK INC
EVC	ENTRAVISION COMMUNICTNS CORP
EVDY	EVERYDAY HEALTH INC
EVEP	EV ENERGY PARTNERS L.P.
EVER	EVERBANK FINANCIAL CORP
EVER/PRA	EVERBANK FINANCIAL CORP. 6.75% (A)
EVF	EATON VANCE SENIOR INCOME TR
EVG	EATON VANCE SHRT DUR DIV INC
EVGN	EVOGENE LTD
EVHC	ENVISION HEALTHCARE HOLDINGS INC
EVI	ENVIROSTAR INC
EVJ	EATON VANCE NJ MUNI INCM TR
EVK	EVER-GLORY INTL GRP INC
EVM	Eaton Vance Calif Muni Bd Fund
EVN	EATON VANCE MUNI INCM TR SBI
EVO	EATON VANCE OH MUNI INCM TR
EVOK	EVOKE PHARMA INC
EVOL	EVOLVING SYSTEMS INC
EVP	EATON VANCE PA MUNI INCM TR
EVR	EVERCORE PARTNERS INC
EVRY	EVERYWARE GLOBAL INC
EVT	EATON VANCE TAX ADVANTAGED
EVTC	EVERTEC INC
EVV	EATON VANCE LTD DUR INC FD
EVX	MARKET VECTORS ENVIRON SVCS
EVY	EATON VANCE NY MUNI INCM TR
EW	EDWARDS LIFESCIENCES CORP
EWA	ISHARES MSCI AUSTRALIA ETF
EWAS	ISHARES MSCI AUSTRALIA SM CAP ETF
EWBC	EAST WEST BANCORP INC
EWC	ISHARES MSCI CANADA ETF
EWCS	ISHARES MSCI CANADA SM CAP ETF
EWD	iShares MSCI Sweden ETF
EWEM	GUGGENHIEM MSCI EMERGING MRKTS EQL WEIGH
EWG	ISHARES MSCI GERMANY ETF
EWGS	ISHARES MSCI GERMANY SMCAP ETF
EWH	ISHARES MSCI HONG KONG ETF
EWHS	iShares MSCI Hong Kong Small-Cap ETF
EWI	ISHARES MSCI ITALY CAPPED ETF
EWJ	iShares MSCI Japan ETF
EWK	ISHARES MSCI BELGIUM CAPPED ETF
EWL	iShares MSCI Switzerland Capped ETF
EWM	ISHARES MSCI MALAYSIA ETF
EWN	iShares MSCI Netherlands ETF
EWO	ISHARES MSCI AUSTRIA CAPPED ETF
EWP	iShares MSCI Spain Capped ETF
EWQ	ISHARES MSCI FRANCE ETF
EWRI	GUGGENHIEM RUSSELL 1000 EQUAL WEIGHT ETF
EWRM	GUGGENHIEM RUSSELL MIDCAP EQUAL WEIGHT E
EWRS	GUGGENHIEM RUSSELL 2000 EQUAL WEIGHT ETF

EWS	iShares MSCI Singapore ETF
EWSS	iShares MSCI Singapore Small-Cap ETF
EWT	iShares MSCI Taiwan ETF
EWU	iShares MSCI United Kingdom ETF
EWUS	ISHARES MSCI UNITED KINGDOM SM CAP ETF
EWV	PROSHARES UL SH MSCI JAPAN
EWW	ISHARES MSCI MEXICO CAPPED ETF
EWX	SPDR S&P EMRG MKTS SMCP ETF
EWY	iShares MSCI South Korea Capped ETF
EWZ	ISHARES MSCI BRAZIL CAPPED ETF
EWZS	iShares MSCI Brazil Small-Cap ETF
EXA	EXA CORPORATION
EXAC	EXACTECH INC
EXAM	EXAMWORKS GROUP INC
EXAR	EXAR CORP
EXAS	EXACT SCIENCES CORPORATION
EXC	EXELON CORP
EXD	EATON VANCE TAX-ADV BD & OPT STRATEGIES
EXE	CREXENDO INC
EXEL	EXELIXIS INC
EXFO	EXFO INC
EXG	ET VAN TAX MG GL DIV EQ INC
EXH	EXTERRAN HOLDINGS INC
EXI	iShares Global Industrials ETF
EXK	ENDEAVOUR SILVER CORP
EXL	EXCEL TRUST INC
EXL/PRB	EXCEL TRUST INC 8.125% PFD SER B
EXLP	EXTERRAN PARTNERS
EXLS	EXLSERVICE HOLDINGS, INC.
EXP	EAGLE MATERIALS INC
EXPD	EXPEDITORS INTL WASH INC
EXPE	EXPEDIA INC
EXPO	EXPONENT INC
EXPR	EXPRESS INC
EXR	EXTRA SPACE STORAGE INC
EXT	WISDOMTREE TOTAL EARNINGS
EXTR	EXTREME NETWORKS INC
EXXI	ENERGY XXI LIMITED
EZA	iShares MSCI South Africa ETF
EZCH	EZCHIP SEMICONDUCTOR LTD
EZJ	PROSHARES ULTRA MSCI JAPAN
EZM	WISDOMTREE MIDCAP EARNINGS
EZPW	EZCORP INC
EZT	ENTERGY TEXAS 5.625% 1ST MORT BD 6/1/64
EZU	ISHARES MSCI EMU ETF
EZY	WISDOMTREE LG CAP VAL FD
F	FORD MOTOR COMPANY
FAB	FR TR MULTI CAP VAL ALPHADEX
FAC	FIRST ACCEPTANCE CORP
FAD	FR TR MULTI CAP GR ALPHADEX
FAF	FIRST AMERICAN FINANCIAL CORP
FALC	FALCONSTOR SOFTWARE INC
FAM	FIRST TR/ABERDEEN GLBL OPPTY INCM
FAN	FT ISE GLOBAL WIND ENERGY
FANG	DIAMONDBACK ENERGY, INC
FARM	FARMER BROS CO

FARO	FARO TECHNOLOGIES INC
FAS	DIREX DLY FINAN BULL 3X
FAST	FASTENAL CO
FATE	FATE THERAPEUTICS INC
FAUS	FIRST TRUST AUSTRALIA ALPHADEX FUND
FAV	FIRST TRUST DIVIDEND & INCOME FD
FAX	ABERDEEN ASIA PAC INC FD INC
FAZ	DIREXION DLY FINANCIAL BEAR 3X
FB	FACEBOOK INC (A)
FBC	FLAGSTAR BANCORP INC
FBG	FI ENHANCED BIG CAP GROWTH ETN
FBGX	UBS AG FI ENHANCED LARGE CAP GROWTH
FBHS	FORTUNE BRANDS HOME & SECURITY INC
FBIZ	FIRST BUSINESS FINANCIAL SVC
FBMS	FIRST BANCSHARES INC (THE)
FBNC	FIRST BANCORP N C
FBNK	FIRST CONNECTICUT BANCORP INC
FBP	FIRST BANCORP P R
FBR	FIBRIA CELULOSE SA
FBRC	FBR & Co
FBS/PRA	FIRST PREFERRED CAP TR IV
FBSS	FAUQUIER BANKSHARES INC (VA)
FBT	FIRST TRUST NYSE ARCA BIOTECH
FBZ	FIRST TRUST BRAZIL ALPHADEX FUND
FC	FRANKLIN COVEY CO
FCA	FIRST TRUST CHINA ALPHADEX FUND
FCAN	FIRST TRUST CANADA ALPHADEX FUND
FCAP	FIRST CAPITAL INC
FCBC	FIRST COMNTY BANCSHARE INC N
FCCO	FIRST COMMUNITY CORP (SC)
FCCY	1ST CONSTITUTION BANCORP
FCE/A	FOREST CITY ENTRPS INC
FCE/B	FOREST CITY ENTRPS INC
FCEL	FUELCELL ENERGY INC (DEL)
FCF	FIRST COMWLTH FINL CORP PA
FCFS	FIRST CASH FINCL SVS
FCG	FIRST TRUST ISE-REVERE NG
FCH	FELCOR LODGING TRUST INC
FCH/PRA	FELCOR LODGING TRUST INC
FCH/PRC	FELCOR LODGING TR INC
FCHI	ISHARES FTSE CHINA ETF
FCLF	FIRST CLOVER LEAF FIN CORP
FCN	FTI CONSULTING INC
FCNCA	FIRST CITIZENS BANCSHRS INC
FCO	ABERDEEN GLOBAL INCM FD INC
FCOM	FIDELITY MSCI TELECOMMUNICATION SERVICES
FCS	FAIRCHILD SEMICONDUCTOR INTERNATIONAL IN
FCSC	FIBROCELL SCIENCE INC NEW
FCT	FIRST TR SENIOR FLTG RT INCOME FD II
FCTY	1ST CENTURY BANCSHARES, INC
FCVA	FIRST CAPITAL BANCORP INC
FCX	FREEPORT MCMORAN COPPER & GOLD INC
FCZA	FIRST CITIZENS BANC CORP
FCZAP	FIRST CITIZENS BANC CORP. 6.50% SR B
FDD	FT STOXX EURO SEL DIV INCM FD
FDEF	FIRST DEFIANCE FIN CORP

FDI	FORT DEARBORN INCM SECS INC
FDIS	FIDELITY MSCI CONSUMER DISCRETIONARY IND
FDL	FIRST TR MORNINGSTAR DIV
FDM	FR TR DJ SELECT MICRO CAP
FDML	FEDERAL-MOGUL HOLDINGS CORPORATION
FDN	FIRST TRUST DJ INTERNET IDX
FDO	FAMILY DLR STORES INC
FDP	FRESH DEL MONTE PRODUCE INC
FDS	FACTSET RESEARCH SYSTEMS INC
FDT	FIRST TRUST DEVELOPED MARKETS EX-US ALPH
FDTS	FIRST TRUST DEV MKTS EX-US SMALL CAP ALP
FDUS	FIDUS INVESTMENT CORPORATION
FDX	FEDEX CORP
FE	FIRSTENERGY CORP
FEEU	BARCLAYS ETN PLUS FI ENHANCED EUROPE 50
FEFN	ISHARES MSCI FAR EAST FIN ETF
FEI	FIRST TRUST MLP ENERGY INCOME FD
FEIC	FEI COMPANY
FEIM	FREQUENCY ELECTRONICS INC
FELE	FRANKLIN ELECTR INC
FELP	FORESIGHT ENERGY PARTNERS LP
FEM	FIRST TRUST EMERGING MARKETS ALPHADEX FD
FEMS	FIRST TRUST EMG MKTS SMALL CAP ALPHADEX
FEN	FR TR ENERGY INCOME AND GROWTH FUND
FENG	PHOENIX NEW MEDIA LTD
FENY	FIDELITY MSCI ENERGY INDEX ETF
FEO	FR TR ABERDEEN EMG OPP FD
FEP	FIRST TRUST EUROPE ALPHADEX FUND
FES	FORBES ENERGY SERVICES LTD
FET	FORUM ENERGY TECHNOLOGIES INC
FEU	SPDR STOXX EURO 50
FEX	FR TR LR CAP CORE ALPHADEX
FEYE	FIREEYE INC
FEZ	SPDR EURO STOXX 50
FF	FUTUREFUEL CORP
FFA	FIRST TR ENHANCED EQUITY INCOME
FFBC	FIRST FIN BANCORP
FFBCW	FIRST FINANCIAL BANCORP
FFC	FLAHERTY & CRUMRINE PREFERRED SECURITIES
FFCO	FED FIRST FINANCIAL CORP
FFG	FBL FINANCIAL GROUP INC
FFHL	FUWEI FILMS (HOLDINGS) INC
FFIC	FLUSHING FINCL CORP
FFIN	FIRST FINL BANCSHARES INC
FFIV	F5 NETWORKS INC
FFKT	FARMERS CAP BK CORP
FFKY	FIRST FINANCIAL SERV CORP
FFNM	FIRST FED OF NRTH MIC BANC
FFNW	FIRST FIN NORTHWEST INC
FFR	FT FTSE EPRA/NAREIT DEV MKT RL
FGB	FIRST TRUST SPCLTY FIN & FIN OPP
FGD	FIRST TR DJ GLB SEL DIV
FGL	FIDELITY & GUARANTY LIFE
FGM	FIRST TRUST GERMANY ALPHADEX FUND
FGP	FERRELLGAS PARTNERS LP
FHCO	FEMALE HEALTH CO (THE)

FHK	FIRST TRUST HONG KONG ALPHADEX FUND
FHLC	FIDELITY MSCI HEALTH CARE INDEX ETF
FHN	FIRST HORIZON NATL CORP
FHN/PRA	FIRST HORIZON NATIONAL CORP (A)
FHY	FIRST TR STRATEGIC HI INCM FD II NEW
FI	FRANKS INTERNATIONAL N V
FIBG	CS FI ENHANCED BIG CAP GROWTH
FIBK	FIRST INTERSTATE BANCSYSTEM (A)
FICO	FAIR ISAAC INC
FIDU	FIDELITY MSCI INDUSTRIALS INDEX ETF
FIEG	FI ENHANCED GLOBAL HIGH YIELD 10/11/2023
FIEU	FI ENHANCED EUROPE 50 9/10/18
FIF	FIRST TRUST ENERGY INFRASTRUCTURE FD
FIG	FORTRESS INV GROUP
FIGY	BARC ETN FI ENH GLOBAL HGHYLD 6/4/18
FII	FEDERATED INVESTORS INC
FILL	iShares MSCI Global Energy Producers
FINF	PROSHARES SHORT 30 YEAR TIPS/TSY SPREAD
FINL	FINISH LINE INC
FINU	PROSHARES ULTRAPRO FINANCIALS
FINZ	PROSHARES ULTRAPRO SHORT FINANCIALS
FIO	FUSION-IO INC
FIS	FIDELITY NATL INFORMATION SERV
FISH	MARLIN MIDSTREAM PARTNERS LP
FISI	FINANCIAL INSTITUTIONS INC
FISK	EMPIRE STATE REALTY OP LP SER 250 UNITS
FISV	FISERV INC
FITB	FIFTH THIRD BANCORP
FITBI	FIFTH THIRD BANCORP
FIVE	FIVE BELOW INC
FIVN	FIVE9 INC
FIVZ	PIMCO 3-7 YEAR US TREASURY INDEX ETF
FIW	FIRST TRUST ISE WATER
FIX	COMFORT SYSTEMS USA INC
FIZZ	NATIONAL BEVERAGE CORP
FJP	FIRST TRUST JAPAN ALPHADEX FUND
FKO	FIRST TRUST SOUTH KOREA ALPHADEX FUND
FKU	FIRST TRUST UNITED KINGDOM ALPHADEX FUND
FL	FOOT LOCKER INC
FLAG	FORENSIC ACCOUNTING ETF
FLAT	IPATH US TREA FLATTENER ETN 8/20
FLC	FLAHERTY & CRUMRINE TOTAL RETURN FD INC
FLDM	FLUIDIGM CORPORATION
FLEX	FLEXTRONICS INTL LTD
FLGE	CREDIT SUISSE FI LG CAP GROWTH ENH ETN
FLIC	FIRST LONG ISLAND CORP
FLIR	FLIR SYSTEMS INC
FLL	FULL HOUSE RESORTS
FLM	FIRST TR ISE GBL ENG&CONSTR
FLML	FLAMEL TECHNOLOGIES SA
FLN	FIRST TRUST LATIN AMERICA ALPHADEX FUND
FLO	FLOWERS FOODS INC NEW
FLOT	iShares Floating Rate Bond ETF
FLR	FLUOR CORP NEW
FLRN	SPDR BARCLAYS INVESTMENT GRD FLG
FLS	FLOWSERVE CORP

FLT	FLEETCOR TECHNOLOGIES INC
FLTR	MARKET VECTORS INVMT GRADE FLTG RATE
FLTX	FLEETMATICS GROUP PLC
FLWS	1 800-FLOWERS.COM INC
FLXN	FLEXION THERAPEUTICS INC
FLXS	FLEXSTEEL INDS INC
FLY	FLY LEASING LTD
FM	ISHARES MSCI FRONTIER 100 FUND
FMAT	FIDELITY MSCI MATERIALS INDEX ETF
FMB	FIRST TR MANAGED MUNICIPAL ETF
FMBH	FIRST MID ILLINOIS BANCSHARES INC
FMBI	FIRST MIDWEST BANCORP
FMC	FMC CORP
FMD	FIRST MARBLEHEAD CORP THE
FMER	FIRSTMERIT Corporation
FMER/PRA	FIRSTMERIT CORP 1/40TH 5.875% PFD (A)
FMF	FR TR MORNINGSTAR MANAGED FUT STRG FD
FMI	FOUNDATION MEDICINE, INC
FMK	FIRST TRUST MEGA CAP ALPHADEX FUND
FMLP	ETRACS WELLS FARGO MLP EX-ENERGY ETN
FMN	FEDERATED PREM MUN INCM FD
FMNB	FARMERS NATIONAL BANC CORP
FMO	FIDUCIARY/CLAYMORE MLP OPPTY
FMS	FRESENIUS MEDICAL CARE AG & CO.
FMX	FOMENTO ECONOMICO MEXICANO SAB DE CV.
FMY	FIRST TRUST MORTGAGE INCOME FD
FN	FABRINET
FNB	FNB CORPORATION
FNB/PRE	F.N.B. CORP DEP SHS 1/40TH PFD SER E
FNCL	FIDELITY MSCI FINANCIALS INDEX ETF
FNDA	SCHWAB FUNDAMENTAL US SMALL COMPANY INDX
FNDB	SCHWAB FUNDAMENTAL U.S. BROAD MARKET IDX
FNDC	SCHWAB FUNDAMENTAL INTL SMALL CO INDEX
FNDE	SCHWAB FUNDAMENTAL EMERGING MKTS LRG CO
FNDF	SCHWAB FUNDAMENTAL INTL LARGE CO INDEX
FNDX	SCHWAB FUNDAMENTAL U.S. LARGE CO INDEX
FNF	FIDELITY NATIONAL FIN INC
FNF/WI	FIDELITY NATIONAL FINANCIAL INC W/I
FNFG	FIRST NIAGARA FINCL GRP INC
FNFG/PRB	FIRST NIAGARA FINCL GROUP INC
FNFV/WI	FIDELITY NATIONAL FINANCIAL INC W/I
FNGN	FINANCIAL ENGINES INC
FNHC	FEDERATED NATIONAL HOLDING COMPANY
FNI	FIRST TRUST ISE CHINDIA
FNIO	iShares Industrial/Office Real Est Capp
FNJN	FINJAN HOLDINGS INC
FNK	FIRST TRUST MID CAP VALUE ALPHADEX FUND
FNLC	FIRST BANCORP INC
FNRG	FORCEFIELD ENERGY INC
FNSR	FINISAR CORPORATION
FNV	FRANCO NEVADA CORP
FNX	FR TR MID CAP CORE ALPHADEX
FNY	FIRST TRUST MID CAP GROWTH ALPHADEX FUND
FOE	FERRO CORP
FOF	COHEN & STEERS CL END OPP FD
FOIL	IPATH PURE BETA ALUMINUM ETN

FOLD	AMICUS THERAPEUTICS, INC
FONE	FIRST TR NASDAQ CEA SMARTPHONE IND FD
FONR	FONAR CORP
FOR	FORESTAR GROUP INC
FORD	FORWARD INDUSTRIES INC
FORM	FORMFACTOR INC
FORR	FORRESTER RESEARCH INC
FORTY	FORMULA SYSTEMS LTD
FORX	PIMCO FOREIGN CURRENCY STRATEGY ETF
FOSL	FOSSILGROUP INC
FOX	TWENTY-FIRST CENTURY FOX INC (B)
FOXA	TWENTY -FIRST CENTURY FOX INC (A)
FOXF	FOX FACTORY HOLDING CORP
FPA	FIRST TRUST ASIA PACIFIC EX-JAPAN ALPHAD
FPE	FIRST TRUST PREFERRED SEC & INC ETF
FPF	FIRST TR INTERMEDIATE DURATION PFD INCM
FPI	FARMLAND PARTNERS INC
FPL	FIRST TR NEW OPPORTUNITIES MLP & ENERGY
FPO	FIRST POTOMAC REALTY TRUST
FPO/PRA	FIRST POTOMAC REALTY TRUST 7.75%
FPP	FIELDPOINT PETROLEUM CORP
FPP/WS	FIELDPOINT PETROLEUM CORP WTS 2015
FPRX	FIVE PRIME THERAPEUTICS INC
FPT	FEDERATED PREMIER INTER MUN
FPX	FIRST TRUST US IPO INDEX
FR	FIRST INDUSTRIAL REALTY TR INC
FRA	BLACKROCK FLTG RATE INCM STRAT
FRAK	MARKET VECTORS UNCONVENTIONAL OIL & GAS
FRAN	FRANCESCAS HOLDINGS CORP
FRBA	FIRST BANK (NJ)
FRBK	REPUBLIC FIRST BANCORP INC
FRC	FIRST REPUBLIC BANK SAN FRANCISCO CA NEW
FRC/PRA	FIRST REPUBLIC BANK CORP
FRC/PRB	FIRST REPUBLIC BK PFD (B) 6.20 %
FRC/PRC	FIRST REPUBLIC BK DEP SH 1/40TH 5.625% P
FRC/PRD	FIRST REPUBLIC BANK 5.50% (D)
FRC/PRE	FIRST REPUBLIC BANK 7.00% (E)
FRD	FRIEDMAN INDS INC
FRED	FREDS INC
FREE	FREESEAS INC
FRF	FORTEGRA FINANCIAL CORP
FRGI	FIESTA RESTAURANT GROUP
FRI	FR TR S&P REIT INDEX FUND
FRM	FURMANITE CORPORATION
FRME	FIRST MERCHANTS CORP
FRN	Guggenheim Frontier Markets ETF
FRNK	FRANKLIN FINANCIAL CORP
FRO	FRONTLINE LTD NEW
FRP	FAIRPOINT COMMUNICATIONS INC
FRS	FRISCHS RESTAURANTS INC
FRSH	PAPA MURPHYS HOLDINGS INC
FRT	FEDERAL RLTY INVT TR (MD)
FRX	FOREST LABS INC
FSBK	FIRST SOUTH BANCORP
FSBW	FS BANCORP, INC
FSC	FIFTH STREET FINANCE CORP

FSCE	FIFTH STREET FINANCE 5.875% NTS 10/30/24
FSCFL	FIFTH STREET FINANCE CORP 6.125%
FSD	FIRST TRUST HIGH INCOME LONG / SHORT FD
FSFG	FIRST SAVINGS FINL GRP INC
FSFR	FIFTH STREET SENIOR FLOATING RATE CORP
FSGI	FIRST SECURITY GROUP INC
FSI	FLEXIBLE SOLUTIONS INTL INC
FSIC	FS INVESTMENT CORP
FSL	FREESCALE SEMICONDUCTOR LTD
FSLR	FIRST SOLAR INC
FSM	FORTUNA SILVER MINES INC
FSNN	FUSION TELECOMMS INT'L INC NEW
FSP	FRANKLIN STREET PROPERTIES CORP
FSRV	FIRSTSERVICE CORP S VTG
FSS	FEDERAL SIGNAL CORP
FST	FOREST OIL CORP NEW
FSTA	FIDELITY MSCI CONSUMER STAPLES INDEX ETF
FSTR	FOSTER L B CO
FSYS	FUEL SYSTEMS SOL INC
FSZ	FIRST TRUST SWITZERLAND ALPHADEX FUND
FT	FRANKLIN UNIV TRUST
FTA	FR TR LR CAP VAL ALPHADEX FD
FTC	FR TR LR CAP GR ALPHADEX FD
FTCS	FIRST TRUST CAPITAL STRENGTH ETF
FTD	FTD COMPANIES INC
FTEC	FIDELITY MSCI INFORMATION TECHNOLOGY IND
FTEK	FUEL TECH INC
FTF	FRANKLIN TEMPLETON LTD DUR
FTGC	FIRST TRUST GLOBAL TACTICAL COMMODITY ST
FTHI	FIRST TRUST HIGH INCOME ETF
FTI	FMC TECHNOLOGIES INC
FTK	FLOTEK INDUSTRIES INC (DE)
FTLB	FIRST TRUST LOW BETA INCOME ETF
FTNT	FORTINET INC
FTR	FRONTIER COMMUNICATIONS CORP
FTSD	FRANKLIN SHORT DURATION U.S. GOVERNMENT
FTSL	FIRST TRUST SENIOR LOAN FUND
FTT	FEDERATED ENHANCED TREAS INCOME FD
FTW	FIRST TRUST TAIWAN ALPHADEX FUND
FTY	iShares Real Estate 50 ETF
FUBC	1ST UNITED BANCORP INC (FL)
FUD	E-TRACS UBS BLMBG CMCI FOOD
FUE	SWEDISH EXP CR CORP BIO FUEL
FUEL	ROCKET FUEL INC
FUL	H.B. FULLER COMPANY
FULL	FULL CIRCLE CAPITAL CORP
FULLL	FULL CIRCLE CAP CORP 8.25% DUE 6/30/20
FULT	FULTON FIN CORP PA
FUN	CEDAR FAIR LP
FUNC	FIRST UTD CORP
FUND	ROYCE FOCUS TRUST INC
FUR	WINTHROP REALTY TRUST
FUR/PRD	WINTHROP REALTY TR 9.25% PFD SER D
FURX	FURIEX PHARMACEUTICALS INC
FUTY	FIDELITY MSCI UTILITIES INDEX ETF
FV	FIRST TRUST DORSEY WRIGHT FOCUS 5 ETF

FVD	FIRST TRUST VAL LINE DIV FD
FVE	FIVE STAR QUALITY CARE INC
FVI	FR TR VALUE LINE EQ ALLOCATION
FVL	FIRST TRUST VALUE LINE 100
FWDB	MADRONA GLOBAL BOND ETF
FWDD	MADRONA DOMESTIC ETF
FWDI	MADRONA INTERNATIONAL ETF
FWLT	FOSTER WHEELER AG
FWM	FAIRWAY GROUP HOLDINGS CORP (A)
FWRD	FORWARD AIR CORP
FWV	FIRST WEST VIRGINIA BANCORP
FXA	CURRENCY SH AUS DOL TR
FXB	CURRENCY SH BR POUND ST TR
FXC	CURRENCY SH CAN DOL TR
FXCB	FOX CHASE BANCORP INC
FXCH	CURRENCYSHARES CHINESE RENMINBI TRUST
FXCM	FXCM INC
FXD	FR TR CONS DISC ALPHADEX
FXE	CURRENCY SHARES EURO TR
FXEN	FX ENERGY INC
FXF	CURRENCY SH SWISS FR TR
FXG	FR TR CONS STAPLES ALPHADEX
FXH	FR TR HEALTH CARE ALPHADEX
FXI	iShares China Large-Cap ETF
FXL	FR TR TECHN ALPHADEX
FXN	FR TR ENERGY ALPHADEX
FXO	FR TR FINANCIAL ALPHADEX
FXP	PROSHARES ULTRASHORT FTSE CHINA 25
FXR	FR TR INDU/PR DUR ALPHADEX
FXS	CURRENCY SH SWEDISH KR TR
FXSG	CURRENCYSHARES SINGAPORE DOLLAR TRUST
FXU	FR TR UTILITIES ALPHADEX
FXY	CUR SH JAPANESE YEN TRUST
FXZ	FR TR MATERIALS ALPHADEX
FYC	FIRST TRUST SMALL CAP GROWTH ALPHADEX FU
FYLD	CAMBRIA FOREIGN SHAREHOLDER YIELD
FYT	FIRST TRUST SMALL CAP VALUE ALPHADEX FUN
FYX	FR TR SM CAP CORE ALPHA DEX
G	GENPACT LTD
GA	GIANT INTERACTIVE GR INC
GAB	GABELLI EQUITY TRUST INC
GAB/PRD	GABELLI EQUITY TRUST INC
GAB/PRG	GABELLI EQUITY TRUST INC PFD SER G
GAB/PRH	GABELLI EQUITY TR INC. (THE) 5.00% (H)
GABC	GERMAN AMERICAN BANCORP INC
GAF	SPDR IDX SH FDS S&P EMERGING MIDDLE EST
GAGA	LE GAGA HOLDINGS LIMITED
GAI	GLOBAL-TECH ADVD INNOVATIONS
GAIA	GAIAM INC
GAIN	GLADSTONE INVESTMENT CORP
GAINP	GLADSTONE INVESTMENT CORPORATION
GAL	SPDR SSGA GLOBAL ALLOCATION ETF
GALE	GALENA BIOPHARMA INC
GALT	GALECTIN THERAPEUTICS INC
GALTU	GALECTIN THERAPEUTICS INC
GALTW	GALECTIN THERAPEUTICS INC

GAM	GENERAL AMERICAN INVTS CO
GAM/PRB	GENERAL AMERICAN INVTS CO
GAME	SHANDA GAMES LTD
GARS	GARRISON CAPITAL INC
GAS	AGL RESOURCES INC
GASL	DIREXION DAILY NATURAL GAS RELATED BULL
GASS	STEALTH GAS
GASX	DIREXION DAILY NATURAL GAS RELATED BEAR
GAZ	BARCLAYS IPATH DJ UBS NAT GAS
GB	GREATBATCH INC
GBAB	GUGGENHEIM BUILD AMER BDS MNGD DURATION
GBB	BARCLAY IPATH GBP/USD
GBCI	GLACIER BANCORP INC
GBDC	GOLUB CAPITAL BDC INC
GBF	iShares Government/Credit Bond ETF
GBL	GAMCO INVESTORS INC DELAWARE
GBLI	GLOBAL INDEMNITY PLC
GBNK	GUARANTY BANCORP
GBR	NEW CONCEPT ENERGY, INC.
GBX	GREENBRIER COS INC
GCA	GLOBAL CASH ACCESS HLDGS
GCAP	GAIN CAPITAL HLDGS INC
GCBC	GREENE COUNTY BANCORP INC
GCC	GREENHAVEN CONT CMDTY
GCE	CLAYMORE CEF GS CONNECT
GCH	ABERDEEN GREATER CHINA FUND INC
GCI	GANNETT INC
GCO	GENESCO INC
GCV	GABELLI CNVTBL & INC SECS FD I
GCV/PRB	GABELLI CNVTBL & INC SECS FD I
GCVRZ	SANOFI
GD	GENERAL DYNAMICS CORP
GDAY	PROSHARES ULTRA AUD
GDEF	GLOBAL DEFENSE & NATIONAL SECURITY SYS
GDF	WESTERN ASSET GLBL PTNRS INCM FD
GDL	GDL FUND (THE)
GDL/PRB	THE GDL FUND SER B 3/26/18
GDO	WESTERN ASST GLB DEFINED OPP
GDOT	GREEN DOT CORP
GDP	GOODRICH PETROLEUM CORP
GDP/PRC	GOODRICH PETROLEUM CORP 10.00% (C)
GDP/PRD	GOODRICH PETROLEUM 9.75% PFD SER D
GDV/PRA	GABELLI DIVIDEND & INCOME TR
GDV/PRD	GABELLI DIVIDEND & INCOME TR
GDV/WI	GABELLI DIVIDEND & INCOME TR W/I
GDX	MARKET VECTORS GOLD MINERS
GDXJ	MARKET VECTORS JUNIOR GOLD MINERS
GE	GENERAL ELECTRIC CO
GEB	GENERAL ELECTRIC CAP 4.875% NTS 10/15/52
GEF	GREIF INC
GEF/B	GREIF INC
GEH	GENERAL ELECTRIC CAP 4.875% NTS 1/29/53
GEK	GENERAL ELECTRIC CAPITAL 4.7% NT 5/16/53
GEL	GENESIS ENERGY LP
GENC	GENCOR INDUSTRIES INC
GENE	GENETIC TECHNOLOGIES LTD

GEO	GEO GROUP INC
GEOS	GEOSPACE TECHNOLOGIES CORPORATION
GEQ	GUGGENHEIM EQUAL WT ENHANCED EQ INCM FD
GERJ	MARKET VECTORS GERMANY SMALL-CAP ETF
GERN	GERON CORPORATION
GES	GUESS INC
GEUR	ADVISORSHARES GARTMAN GOLD/EURO
GEVA	SYNAGEVA BIOPHARMA CORP
GEVO	GEVO INC
GEX	MARKET VECTORS GLOBAL ALTERN
GF	NEW GERMANY FD
GFA	GAFISA S.A
GFED	GUARANTY FED BANCSHARES
GFF	GRIFFON CORPORATION
GFI	GOLD FIELDS LTD NEW
GFIG	GFI GROUP INC
GFN	GENERAL FINANCE CORP
GFNCP	GENERAL FINANCE CORP (C)
GFNSL	GENERAL FINANCE CORPORATION
GFY	WESTERN ASSET VAR RATE STRG
GG	GOLDCORP INC
GGAL	GRUPO FINANCIERO GALICIA SA
GGB	GERDAU S A
GGBP	ADVISORSHARES GARTMAN GOLD/BRITISH POUND
GGE	GUGGENHEIM ENHANCED EQUITY STRATEGY FD
GGG	GRACO INC
GGGG	GLOBAL X PURE GOLD MINERS ETF
GGM	GUGGENHEIM CREDIT ALLOCATION FD
GGN	GAMCO GLOBAL GOLD NATURAL RES & INCM TR
GGN/PRB	GAMCO GBL GOLD NAT RES & INC TR 5.00 (B)
GGOV	PROSH GERMAN SOVEREIGN/SUB-SOVEREIGN ETF
GGP	GENERAL GROWTH PROPERTIES INC NEW
GGP/PRA	GENERAL GRW PPTY 6.375 %PFD (A)
GGT	GABELLI MULTIMEDIA TR INC
GGT/PRB	GABELLI MULTIMEDIA TR INC
GGT/RT	GABELLI MULTIMEDIA TR RTS 7/18/14
GGZ	GABELLI GLOBAL SMALL & MID CAP VALUE
GHC	GRAHAM HOLDINGS CO
GHDX	GENOMIC HEALTH INC
GHI	GLOBAL HIGH INCOME FUND INC.
GHL	GREENHILL & CO INC
GHM	GRAHAM CORP
GHY	PRUDENTIAL GLOBAL SHORT DURATION HI YLD
GHYG	ISH GLOBAL HIGH YIELD CORPORATE BD ETF
GIB	CGI GROUP INC
GIFI	GULF ISLAND FABRICATION INC
GIG	GIGOPTIX, INC
GIGA	GIGA TRONICS INC
GIGM	GIGAMEDIA LIMITED
GII	SPDR S&P GLOBAL INFRASTRUCTURE ETF
GIII	G III APPAREL GRP LTD
GIL	GILDAN ACTIVEWEAR INC
GILD	GILEAD SCIENCE INC
GILT	GILAT SATELLITE NETWORKS LTD
GIM	TEMPLETON GLOBAL INCOME FD
GIMO	GIGAMON INC

GIS	GENERAL MILLS INC
GIVE	ADVISORSHARES GLOBAL ECHO ETF
GJH	SYNTHETIC FXD INCM SECS INC
GJO	SYNTHETIC FIXED-INCM SEC
GJP	SYNTHETIC FXED-INCM SEC INC
GJR	SYNTHETIC FIXED-INCM SEC
GJS	SYNTHETIC FIXED-INCM SEC
GJT	SYNTHETIC FIXED INCOME SCTY
GJV	SYNTHETIC FIX INC SEC
GK	G&K SERVICES INC
GKNT	GEEKNET INC
GLAD	GLADSTONE CAPITAL CORP
GLADO	GLADSTONE CAPITAL CORPORATION 6.75% SR 2
GLBS	GLOBUS MARITIME LTD JERSEY
GLBZ	GLEN BURNIE BANCORP
GLCH	GLEACHER & CO INC
GLD	SPDR GOLD TRUST
GLDC	GOLDEN ENTRPS INC
GLDD	GREAT LAKES DRE & DOCK CORP
GLDE	ADVISORSHARES INTERNATIONAL GOLD
GLDI	CREDIT SUISSE GOLD SHARES COVERED CALL
GLDL	DIREXION DAILY GOLD BULL 3X SHARES
GLDS	DIREXION DAILY GOLD BEAR 3X SHARES
GLDX	GLOBAL X GOLD EXPLORERS ETF
GLF	GULFMARK OFFSHORE INC
GLL	PROSHARES ULTRASHORT GOLD
GLMD	GALMED PHARMACEUTICALS LTD
GLNG	GOLAR LNG LTD (BERMUDA)
GLO	CLOUGH GLOBAL OPPORTUNITIES
GLOG	GASLOG LTD
GLOP	GASLOG PARTNERS LP
GLOW	GLOWPOINT INC
GLP	GLOBAL PARTNERS LP
GLPI	GAMING AND LEISURE PROPERTIES INC
GLPW	GLOBAL POWER EQUIPMENT GROUP INC NEW
GLQ	CLOUGH GLOBAL EQTY FUND
GLRE	GREENLIGHT CAPITAL RE, LTD.
GLRI	GLORI ENERGY INC
GLRIW	GLORI ENERGY INC WTS
GLT	GLATFELTER
GLTR	ETFS PHYSICAL PRECIOUS METAL BASKET SHAR
GLU	GABELLI GLOBAL UTILITY & INC
GLU/PRA	GABELLI GLOBAL UTILITY & INC
GLUU	GLU MOBILE INC
GLV	CLOUGH GLOBAL ALLOCATION FD
GLW	CORNING INC
GLYC	GLYCOMIMETICS INC
GM	GENERAL MOTORS COMPANY
GM/WSA	GENERAL MOTORS COMPANY
GM/WSB	GENERAL MOTORS CO B WTS 7/10/19
GM/WSC	GENERAL MOTORS CO C WTS 12/31/15
GMAN	GORDMANS STORES INC
GMCR	KEURIG GREEN MOUNTAIN INC
GME	GAMESTOP CORP
GMED	GLOBUS MEDICAL INC
GMETP	GEOMET INC CV RD PFD (A)

GMF	SPDR IDX SH FDS S&P EMG ASIA PACIFIC
GMFS	SPDR S&P SMALL CAP EMERGING ASIA PACIFIC
GMK	GRUMA S.A.B. DE C.V.
GML	SPDR IDX SH FDS S&P EMERGING LATIN AMER
GMLP	GOLAR LNG PARTNERS LP
GMM	SPDR IDX SH FDS S&P EMERGING MARKETS
GMMB	COLUMBIA INTERMEDIATE MUNICIPAL BOND ETF
GMO	GENERAL MOLY INC
GMT	GATX CORP
GMTB	COLUMBIA CORE BOND STRATEGY
GMZ	GOLDMAN SACHS MLP INCOME OPPORTUNITIES
GNAT	WISDOM TREE GLOBAL NATURAL RESOURCES
GNC	GNC HOLDINGS INC
GNCA	GENOCEA BIOSCIENCES INC
GNCMA	GENERAL COMM INC
GNE	GENIE ENERGY LTD
GNE/PRA	GENIE ENERGY LTD PFD SER 2012-A
GNI	GREAT NORTHN IRON ORE PPTYS
GNMA	ISHARES CORE GNMA BOND ETF
GNMK	GENMARK DIAGNOSTICS INC
GNR	SPDR GLB NAT RES ETF
GNRC	GENERAC HOLDINGS INC
GNT	GAMCO NATURAL RESOURCES GOLD & INCOME TR
GNTX	GENTEX CORP
GNVC	GENVEC INC
GNW	GENWORTH FINANCIAL INC (HLDG CO)
GOF	GUGGENHEIM STRATEGIC OPPORTUNITIES FD
GOGO	GOGO INC.
GOL	GOL LINHAS AEREAS INTELIGENT
GOLD	RANDGOLD RESOURCES LTD
GOMO	SUNGY MOBILE LIMITED
GOOD	GLADSTONE COMMERCIAL CORP
GOODN	GLADSTONE COMMERCIAL CORP 7.125 (C)
GOODO	GLADSTONE COMMERCIAL CORP
GOODP	GLADSTONE COMMERCIAL CORP
GOOG	GOOGLE INC (C)
GOOGL	GOOGLE INC (A)
GORO	GOLD RESOURCE CORP
GOV	GOVERNMENT PPTYS INCOME TR
GOVT	ISHARES CORE US TREASURY BOND ETF
GPC	GENUINE PARTS CO
GPE/PRA	GEORGIA POWER COMP
GPI	GROUP I AUTOMOTIVE INC
GPIC	GAMING PARTNERS INTL CORP
GPK	GRAPHIC PACKAGING HOLDING CO
GPL	GREAT PANTHER SILVER LTD
GPM	GUGGENHEIM ENHANCED EQTY INC FD
GPN	GLOBAL PAYMENT INC
GPOR	GULFPORT ENERGY CORP
GPRC	GUANWEI RECYCLING CORP.
GPRE	GREEN PLAINS INCORPORATED
GPRK	GEOPARK LTD
GPS	GAP INC
GPT	GRAMERCY PROPERTY TRUST INC
GPT/PRA	GRAMERCY PROPERTY TRUST INC 8.125% PFD A
GPX	GP STRATEGIES CORP

GQRE	FLEXSHARES GLOBAL QUALITY RL EST INDX FD
GRA	GRACE W. R. & CO
GRAM	GRANA Y MONTERO S A A
GRC	GORMAN RUPP CO
GREK	GLOBAL X FTSE GREECE 20 ETF
GRES	IQ Global Resources ETF
GRF	EAGLE CAPITAL GROWTH FUND INC
GRFS	GRIFOLS S.A (B) NON VTG
GRH	GREENHUNTER RESOURCES INC
GRH/PRC	GREENHUNTER RESOURCES 10% (C) 2/17/17
GRI	COHEN & STEERS GL RLTY MAJ
GRID	FT NASD CL EDGE SM GRID INFRA
GRIF	GRIFFIN LAND & NURSERIES INC
GRMN	GARMIN LIMITED
GRN	IPATH GLOBAL CARBON
GRO	AGRIA CORP
GROW	US GLOBAL INVESTORS INC
GRP/U	GRANITE REAL ESTATE INVESTMENT TRUST
GRPN	GROUPON INC (A)
GRR	ASIA TIGERS FD INC
GRT	GLIMCHER REALTY TRUST
GRT/PRG	GLIMCHER REALTY TRUST
GRT/PRH	GLIMCHER REALTY TR 7.5% PFD SER H
GRT/PRI	GLIMCHER REALTY TR 6.875% PFD
GRU	SWED EXP CR CORP MLCX GRAIN
GRUB	GRUBHUB INC
GRVY	GRAVITY CO LTD
GRWN	IPATH PURE BETA SOFTS ETN 4/18/41
GRX	GABELLI HLTHCRE &WELLNESS TR
GRX/PRA	GABELLI HLTHCARE & WLLNES TR5.76 (A)
GRX/RT	GABELLI HEALTHCARE RTS 7/8/14
GS	GOLDMAN SACHS GROUP INC
GS/PRA	GOLDMAN SACH GRP INC
GS/PRB	GOLDMAN SACHS GRP INC (THE)
GS/PRC	GOLDMAN SACHS GRP INC. (THE)
GS/PRD	GOLDMAN SACHS GR INC. (THE)
GS/PRI	GOLDMAN SACHS GRP 1/1000TH 5.95% PFD I
GS/PRJ	GOLDMAN SACHS GROUP INC 5.50% (J)
GS/PRK	GOLDMAN SACHS GROUP INC. (K)
GSAT	GLOBALSTAR INC
GSAX	ALPS/GS MOM BUILD ASIA EX-JPN EQ&US TREA
GSB	GLOBALSCAPE INC
GSBC	GREAT SOUTHN BANCORP
GSC	GS CONNECT (TM) S&P GSCI (TM)
GSF	GOLDMAN SACHS GROUP INC 6.125 11/1/60
GSG	ISHARES S&P GSCI COMMODITY
GSGO	ALPS/GS MOM BUILD GRW MKTS EQ & US TREA
GSH	GUANGSHEN RAILWAY CO LTD
GSI	GENERAL STEEL HLDGS INC
GSIG	GSI GROUP INC
GSIT	GSI TECHNOLOGY
GSJ	GOLDMAN SACHS GROUP INC 6.5% NTS 11/1/61
GSJK	COMPRESSCO PARTNERS L.P.
GSK	GLAXO SMITH KLINE PLC
GSL	GLOBAL SHIP LEASE inc (A)
GSM	GLOBE SPECIALTY METALS INC

GSMA	ALPS/GS MOMENTUM BUILDER MULTI-ASSET IND
GSOL	GLOBAL SOURCES LIMITED
GSP	IPATH ETN LNK TO GSCI TL RT
GSRA	ALPS/GS RISK-ADJUSTED RETURN U.S. LG CAP
GSS	GOLDEN STAR RESOURCES LTD
GST	GASTAR EXPLORATION INC
GST/PRA	GASTAR EXPLORATION INC 8.625 (A)
GST/PRB	GASTAR EXPLORATION INC 10.75% (B)
GSV	GOLD STANDARD VENTURES CORP
GSVC	GSV CAPITAL CORP
GSY	GUGGENHEIM ENHANCED SHORT DURATION ETF
GT	GOODYEAR TIRE & RUBBER CO
GTAA	CAMBRIA GLOBAL TACTICAL ETF
GTAT	GT ADVANCED TECHNOLOGIES INC
GTE	GRAN TIERRA ENERGY INC
GTI	GRAFTECH INTL LTD (HLDG CO)
GTIM	GOOD TIMES RESTAURANTS INC
GTIP	iShares Global Inflation-Linked Bond
GTIV	GENTIVA HEALTH SVCS INC
GTLS	CHART INDUSTRIES INC
GTN	GRAY TELEVISION INC
GTN/A	GRAY TELEVISION INC
GTS	TRIPLE S MANAGEMENT CORP
GTT	GTT COMMUNICATIONS INC
GTU	CENTRAL GOLDTRUST
GTWN	GEORGETOWN BANCORP INC
GTXI	GTX INC
GTY	GETTY REALTY CORP HLDG CO
GUA	GULF POWER CO 5.75% NTS 6/1/51
GUID	GUIDANCE SOFTWARE INC
GULF	WISDOMTREE MIDDLE EAST DIV
GULTU	GULF COAST ULTRA DEEP ROYALTY
GUNR	FLEXSHARES GLOBAL UPSTREAM NATURAL RES
GUR	SPDR IDX SH FDS S&P EMG EUROPE
GURE	GULF RESOURCES INC
GURI	GLOBAL X GURU INTERNATIONAL INDEX
GURU	GLOBAL X GURU INDEX ETF
GURX	GLOBAL X GURU SMALL CAP INDEX
GUT	GABELLI UTILITY TRUST
GUT/PRA	GABELLI UTILITY TRUST
GV	GOLDFIELD CORP
GVA	GRANITE CONSTRUCTION INC
GVAL	CAMBRIA GLOBAL VALUE ETF
GVI	iShares Intermediate Govmnt/Credit Bond
GVP	GSE SYSTEMS INC
GVT	COLUMBIA CONCENT LG CAP VALUE STRG
GWL	SPDR IDX SH FDS S&P WORLD EX-US ETF
GWPH	GW PHARMACEUTICALS PLC
GWR	GENESEE & WYOMING INC
GWRE	GUIDEWIRE SOFTWARE INC
GWRU	GENESEE & WYOMING INC. 5.00%
GWW	GRAINGER W W INC
GWX	SPDR IDX SH FDS S&P INTL SM CAP ETF
GXC	SPDR IDX SH FDS S&P CHINA
GXF	GLOBAL X FTSE NORDIC 30
GXG	GLOBAL X FTSE COLOMBIA 20 ETF

GXP	GREAT PLAINS ENERGY INC
GXP/PRA	GREAT PLAINS ENERGY INC
GXP/PRD	GREAT PLAINS ENERGY INC
GXP/PRE	GREAT PLAINS ENERGY INC
GY	GENCORP INC (DEL)
GYB	CABCO TR GOLDMAN SACH CAP I
GYC	CABCO TR SBC COMMUNICATN INC
GYEN	ADVISORSHARES GARTMAN GOLD/YEN
GYLD	ARROW DOW JONES GLOBAL YIELD
GYRO	GYRODYNE CO AMER INC
GZT	GAZIT GLOBE LTD
H	HYATT HOTELS CORP
HA	HAWAIIAN HOLDINGS INC
HAE	HAEMONETICS CORP
HAFC	HANMI FINANCIAL CORP
HAIN	HAIN CELESTIAL GRP INC
HAL	HALLIBURTON CO HLDG CO
HALL	HALLMARK FINANCIAL SERVICES
HALO	HALOZYME THERAPEUTICS INC
HAO	Guggenheim China Small Cap ETF
HAP	MARKET VECTORS NATURAL RESOURCES ETF
HAR	HARMAN INTL INDS INC
HART	HARVARD APPARATUS REGENERATIVE TECH IN
HAS	HASBRO INC
HASI	HANNON ARMSTRONG SUSTAINABLE INFRA CAP
HAST	HASTINGS ENTERTAINMENT INC
HAV	HELIOS ADVNTGE INCOME FD INC
HAWK	BLACKHAWK NETWORK HOLDINGS INC (A)
HAWKB	BLACKHAWK NETWORK HOLDINGS INC (B)
HAYN	HAYNES INTL INC
HBAN	HUNTINGTON BANCSHARES INC
HBANP	HUNTINGTON BANCSH INC 8.5% PF(A)
HBCP	HOME BANCORP INC
HBHC	HANCOCK HOLDING COMPANY
HBI	HANESBRANDS INC
HBIO	HARVARD BIOSCIENCE INC
HBK	HAMILTON BANCORP INC
HBM	HUDBAY MINERALS INC
HBMD	HOWARD BANCORP INC. (MD)
HBNC	HORIZON BANCORP (IND)
HBNK	HAMPDEN BANCORP INC
HBOS	HERITAGE FINANCIAL GROUP INC
HBP	HUTTIG BUILDING PRODUCTS INC
HCA	HCA HOLDINGS INC
HCAC	HENNESSY CAPITAL ACQUISITION CORP
HCACU	HENNESSY CAPITAL ACQUISITION CORP
HCACW	HENNESSY CAPITAL ACQUISITION CORP
HCAP	HARVEST CAPITAL CREDIT CORPORATION
HCBK	HUDSON CITY BANCORP INC
HCC	HCC INSURANCE HLDGS
HCCI	HERITAGE CRYSTAL-CLEAN INC
HCI	HCI GROUP INC
HCJ	HCI GROUP INC 8% NTS 1/30/20
HCKT	HACKETT GROUP INC (THE)
HCLP	HI-CRUSH PARTNERS LP
HCN	HEALTH CARE REIT INC

HCN/PRI	HEALTH CARE REIT INC 6.5
HCN/PRJ	HEALTH CARE REIT INC 6.5% SER J
HCOM	HAWAIIAN TELCOM HOLDCO INC.
HCP	HCP INC
HCSG	HEALTHCARE SVC GRP INC
HCT	AMERICAN RLTY CAP HEALTHCARE TR INC
HD	HOME DEPOT INC
HDB	HDFC BANK LTD
HDG	PROSHARES HEDGE REPLICATION ETF
HDGE	RANGER EQUITY BEAR ETF
HDGI	ADVISORSH ATHENA INTERNATIONAL BEAR ETF
HDNG	HARDINGE INC
HDS	HD SUPPLY HOLDINGS INC
HDSN	HUDSON TECHNOLOGIES INC
HDV	ISHARES CORE HIGH DIVIDEND ETF
HDY	HYPERDYNAMICS CORP
HE	HAWAIIAN ELEC INDS INC
HE/PRU	HECO CAPITAL TRUST III
HEAR	TURTLE BEACH CORPORATION
HEB	HEMISPHERX BIOPHARMA INC
HECO	HUNTINGTON ECOLOGICAL STRATEGY ETF
HEDJ	WISDOMTREE EUROPE HEDGED EQUITY FUND
HEES	H&E EQUIPMENT SVCS INC
HEFA	ISHARES CURRENCY HEDGED MSCI EAFE
HEI	HEICO CORPORATION
HEI/A	HEICO CORPORATION
HELE	HELEN OF TROY LTD
HELI	CHC GROUP LTD
HEOP	HERITAGE OAKS BANCORP
HEP	HOLLY ENERGY PARTNERS L P
HEQ	JOHN HANCOCK HEDGED EQUITY & INCOME FD
HERO	HERCULES OFFSHORE INC
HES	HESS CORPORATION
HEVY	IPATH PURE BETA INDL METALS 4/18/41
HEWG	ISHARES CURRENCY HEDGED MSCI GERMANY
HEWJ	ISHARES CURRENCY HEDGED MSCI JAPAN
HF	HFF INC
HFBC	HOPFED BANCORP INC
HFBL	HOME FEDERAL BANCORP INC (LA)
HFC	HOLLYFRONTIER CORP
HFFC	HF FINL CORP
HFIN	HORIZONS S&P FIN SEL SECTOR COVCALL ETF
HFWA	HERITAGE FINANCIAL CORP
HGG	HHGREGG, INC.
HGH	HARTFORD FINL SVCS GRP 7.875% DB 4/15/42
HGI	Guggenheim International Multi-Asset Inc
HGR	HANGER INC
HGSH	CHINA HGS REAL ESTATE INC.
HGT	HUGOTON ROYALTY TRUST
HH	HOOPER HOLMES INC
HHC	HOWARD HUGHES CORP
HHS	HARTE HANKS INC
HHY	BROOKFIELD HIGH INCOME FUND INC
HI	HILLENBRAND, INC
HIBB	HIBBETT SPORTS INC
HIFS	HINGHAM INST FOR SVGS

HIG	HARTFORD FINL SVCS GRP INC
HIG/WS	HARTFORD FINANCIAL SERVICES GROUP INC
HIH	HELIOS HIGH INCOME FUND INC
HIHO	HIGHWAY HLDGS LTD
HII	HUNTINGTON INGALLS INDUSTRIES INC
HIIQ	HEALTH INSURANCE INNOVATIONS INC. (A)
HIL	HILL INTL INC
HILL	DOT HILL SYSTEMS CORP
HILO	EGSHARES LOW VLTY EMG MKT DIV ETF
HIMX	HIMAX TECHNOLOGIES INC
HIO	WESTERN ASSET HIGH INC OPP
HITT	HITTITE MICROWAVE CORP
HIVE	AEROHIVE NETWORKS INC
HIW	HIGHWOODS PROPERTIES INC
HIX	WESTERN ASSET. HI INCM FD II
HJV	MS STRUCTURED ASSET CORP
HK	HALCON RESOURCES CORPORATION
HKOR	HORIZONS KOREA KOSPI 200 ETF
HKTV	HONGKONG TELEVISION NETWORK LIMITED
HL	HECLA MINING COMPANY
HL/PRB	HECLA MINING COMPANY
HLF	HERBALIFE LTD
HLIT	HARMONIC INC
HLM/PR	HILLMAN GROUP CAPITAL TR
HLS	HEALTHSOUTH CORP
HLSS	HOME LOAN SERVICING SOLUTIONS, LTD
HLT	HILTON WORLDWIDE HOLDINGS INC
HLX	HELIX ENERGY SOLUTIONS GROUP
HMC	HONDA MTR CO LTD
HME	HOME PROPERTIES INC
HMG	HMG/COURTLAND PPTYS
HMH	HELIOS MULTI-SECTOR HI INCM FD
HMHC	HOUGHTON MIFFLIN HARCOURT COMPANY
HMIN	HOME INNS & HOTELS MGMT INC
HMN	HORACE MANN EDU CORP
HMNF	HMN FINANCIAL INC
HMNY	HELIOS AND MATHESON ANALYTICS INC
HMPR	HAMPTON ROADS BANKSHARES INC
HMST	HOMESTREET INC
HMSY	HMS HOLDINGS CORP
HMTV	HEMISPHERE MEDIA GROUP INC
HMY	HARMONY GOLD MNG CO LTD
HNH	HANDY & HARMAN HOLDINGS LTD
HNI	HNI CORPORATION
HNNA	HENNESSY ADVISORS INC
HNP	HUANENG PWR INTL INC
HNR	HARVEST NATURAL RES INC
HNRG	HALLADOR ENERGY COMPANY
HNSN	HANSEN MEDICAL INC
HNT	HEALTH NET INC
HNW	PIONEER DVRSFED HIGH INC TR
HOFT	HOOKER FURNITURE CORP
HOG	HARLEY - DAVIDSON INC
HOLD	ADVISORSHARES SAGE CORE RESERVES
HOLI	HOLLYSYS AUTOMATION TECHNOLOGIES, LTD
HOLX	HOLOGIC INC

HOMB	HOME BANCSHARES INC
HON	HONEYWELL INTL INC
HOS	HORNBECK OFFSHORE SVCS INC
HOT	STARWOOD HOTELS&RESORTS WRLDWIDE
HOTR	CHANTICLEER HLDGS INC.
HOTRW	CHANTICLEER HOLDINGS, INC. 6/11/17
HOV	HOVNANIAN ENTERPRISES INC
HOVNP	HOVNANIAN ENTERPRISES INC
HP	HELMERICH & PAYNE INC
HPF	JOHN HANCOCK PFD INCM FD II
HPI	JOHN HANCOCK PFD EQ INCM FD
HPJ	HIGHPOWER INTERNATIONAL INC
HPP	HUDSON PACIFIC PROPERTIES INC
HPP/PRB	HUDSON PACIFIC PROPERTIES INC.
HPQ	HEWLETT PACKARD CO
HPS	JOHN HANCOCK PFD INCM FD III
HPT	HOSPITALITY PROPERTIES TRUST
HPT/PRD	HOSPITALITY PROPERTIES TR 7.125% PFD D
HPTX	HYPERION THERAPEUTICS, INC
HPY	HEARTLAND PAYMENT SYS INC
HQH	H&Q HEALTHCARE FD
HQL	H&Q LIFE SCIENCES INVESTMENTS
HR	HEALTHCARE REALTY TRUST INC
HRB	H & R BLOCK INC
HRC	HILL-ROM HOLDINGS INC
HRG	HARBINGER GROUP INC
HRL	HORMEL FOODS CORP
HRS	HARRIS CORP
HRT	ARRHYTHMIA RES TECH INC
HRTG	HERITAGE INSURANCE HOLDINGS INC
HRTX	HERON THERAPEUTICS INC
HRZN	HORIZON TECHNOLOGY FINANCE CORPORATION
HSA	HELIOS STRATEGIC INCOME FUND
HSBC	HSBC HOLDINGS P L C
HSBC/PRA	HSBC HOLDINGS PLC 6.20% PFD SER A
HSC	HARSCO CORP
HSEA	HSBC HOLDINGS PLC 8.125% PERP SECS
HSEB	HSBC HOLDINGS PLC 8% PFD SER 2
HSFC/PRB	HSBC FINANCE DEP SH 1/40TH 6.36% PFD B
HSH	HILLSHIRE BRANDS CO
HSIC	HENRY SCHEIN INC
HSII	HEIDRICK & STRUGGLES INTL
HSKA	HESKA CORPORATION
HSNI	HSN INC
HSOL	HANWHA SOLARONE CO LTD
HSON	HUDSON GLOBAL INC
HSP	HOSPIRA INC
HSPX	HORIZONS S&P 500 COVERED CALL
HST	HOST HOTEL & RESORTS INC.
HSTM	HEALTHSTREAM INC
HSY	HERSHEY COMPANY (THE)
HT	HERSHA HOSPITALITY TRUST
HT/PRB	HERSHA HOSPITALITY TRUST 8% PFD B
HT/PRC	HERSHA HOSPITALITY TR 6.875% PFD C
HTA	HEALTHCARE TRUST OF AMERICA INC CL A
HTBI	HOMETRUST BANCSHARES INC

HTBK	HERITAGE COMMERCE CORP
HTBX	HEAT BIOLOGICS INC
HTCH	HUTCHINSON TECH INC
HTD	JOHN HANCOCK TX ADV DIV INC
HTF	HORIZON TECHNOLOGY FINANCE NTS 3/15/19
HTGC	HERCULES TECHNOLOGY GROWTH CAPITAL INC
HTGY	HERCULES TECH GRWTH CAP 7% NTS 9/30/19
HTGZ	HERCULES TECHNOLOGY GROWTH NTS 4/30/19
HTH	HILLTOP HLDGS INC
HTHT	CHINA LODGING GROUP LTD
HTLD	HEARTLAND EXPRESS INC
HTLF	HEARTLAND FINL USA INC
HTM	US GEOTHERMAL INC
HTR	BROOKFIELD TOTAL RETURN FUND INC
HTS	HATTERAS FINANCIAL CORP
HTS/PRA	HATTERAS FINANCIAL CORP 7.625% PFD (A)
HTWO	HF2 FINANCIAL MANAGEMENT INC CL A
HTWR	HEARTWARE INTL INC
HTY	HANCOCK JOHN INVT TR
HTZ	HERTZ GLOBAL HOLDINGS INC
HUB/A	HUBBELL INC
HUB/B	HUBBELL INC
HUBG	HUB GROUP INC
HUM	HUMANA INC
HUN	HUNTSMAN CORP
HURC	HURCO COMPANIES INC
HURN	HURON CONSULTING GROUP INC
HUSA	HOUSTON AMERICAN ENERGY CORP
HUSE	HUNTINGTON US EQTY ROTATION STRATEGY ETF
HUSI/PRD	HSBC USA INC DEP SHS 1/4TH PFD SER D
HUSI/PRF	HSBC USA INC PFD SER F
HUSI/PRG	HSBC USA INC DEP SH 1/40TH SER G
HUSI/PRH	HSBC USA INC DEP SHS 1/40TH 6.5% PFD H
HUSI/PRZ	HSBC USA INC $2.8575 PFD SER Z
HVB	HUDSON VALLEY HOLDING CORP
HVPW	U.S. EQUITY HIGH VOLATILITY PUT WRITE IN
HVT	HAVERTY FURNITURE COS INC
HVT/A	HAVERTY FURNITURE COS INC
HW	HEADWATERS INC
HWAY	HEALTHWAYS INC
HWBK	HAWTHORN BANCSHARES, INC.
HWCC	HOUSTON WIRE & CABLE COMPANY
HWKN	HAWKINS INCORPORATED
HXL	HEXCEL CORP
HY	HYSTER-YALE MATERIALS HANDLING INC
HYB	NEW AMERICA HIGH INCOME FD NEW
HYD	MKT VEC HIGH YIELD MUNI INDX
HYEM	MARKET VECTORS EMG MKTS HIGH YLD ETF
HYF	MANAGED HI YLD PLUS FUND INC
HYG	iShares iBoxx $ High Yield Corp Bond
HYGH	ISHARES INT RATE HEDGED HIGH YLD BD ETF
HYGS	HYDROGENICS CORP NEW
HYHG	PROSH HIGH YIELD-INTEREST RATE HEDGE ETF
HYI	WESTERN ASSET HI YLD DEFINED OPPTY FD
HYL	CORTS TR GOLDMAN SACH CAP II
HYLD	PERITUS HIGH YIELD ETF

HYLS	FIRST TRUST TACTICAL HIGH YIELD
HYMB	SPDR NUVEEN S&P HIGH YIELD MUNICIPAL BD
HYND	WISDOMTREE BOFA ML HG YLD BD NEG DUR
HYS	PIMCO 0-5 YEAR HIGH YIELD CORP BOND ETF
HYT	BLACKROCK CORPORATE HIGH YIELD FUND INC
HYXU	ISH GLOBAL EX USD HIGH YLD CORP BD ETF
HYZD	WISDOMTREE BOFA ML HG YLD BD ZERO DUR
HZNP	HORIZON PHARMA INC
HZO	MARINEMAX INC
I	INTELSAT S A
I/PRA	INTELSAT S A 5.75% PFD A 5/1/16
IACI	IAC/INTERACTIVECORP
IAE	VOYA ASIA PACIFIC HIGH DIV EQUITY INCOME
IAF	ABERDEEN AUST EQUITY FD INC
IAG	IAMGOLD CORPORATION
IAI	iShares U.S. Broker-Dealers ETF
IAK	iShares U.S. Insurance ETF
IART	INTEGRA LIFESCIENCES HOLDINGS CORP
IAT	iShares U.S. Regional Banks ETF
IAU	ISHARES GOLD TRUST
IBA	INDUSTRIAS BACHOCO
IBB	ISHARES NASDAQ BIOTECHNOLGY ETF
IBCA	INTERVEST BANCSHARES CORP
IBCB	iSharesBond Mar 2016 Corp ex-Financls Te
IBCC	iSharesBond Mar 2018 Corp ex-Financls Te
IBCD	iSharesBond Mar 2020 Corp ex-Financls Te
IBCE	iSharesBond Mar 2023 Corp ex-Financls Te
IBCP	INDEPENDENT BK CORP
IBDA	ISHARESBOND MAR 2016 CORPORATE TERM
IBDB	ISHARESBOND MAR 2018 CORPORATE TERM
IBDC	ISHARESBOND MAR 2020 CORPORATE TERM
IBDD	ISHARESBOND MAR 2023 CORPORATE TERM
IBDF	ISHARESBOND DEC 2016 CORPORATE TERM ETF
IBDH	ISHARESBOND DEC 2018 CORPORATE TERM ETF
IBIO	IBIO INC
IBKC	IBERIABANK CORP
IBKR	INTERACTIVE BROKERS GROUP
IBM	INTL BUSINESS MACHINES
IBN	ICICI BANK LTD
IBND	SPDR BARCLAYS INTL CORP BD ETF
IBOC	INTL BANCSHARES CORP
IBP	INSTALLED BUILDING PRODUCTS INC
IBTX	INDEPENDENT BANK GROUP INC
ICA	EMPRESAS ICA, S.A. DE C.V.
ICAD	ICAD INC
ICB	MORGAN STANLEY INCM SECS INC
ICCC	IMMUCELL CORP
ICE	INTERCONTINENTAL EXCHANGE GROUP INC
ICEL	CELLULAR DYNAMICS INTERNATIONAL INC
ICF	iShares Cohen & Steers REIT ETF
ICFI	ICF INTL INC
ICGE	ICG GROUP, INC
ICH	INVESTORS CAPITAL HLDGS LTD
ICI	IPATH OPTIMIZED CURRENCY
ICLD	INTERCLOUD SYSTEMS INC
ICLDW	INTERCLOUD SYSTEMS INC 8/25/18

ICLN	ISH GLOBAL CLEAN ENERGY ETF
ICLR	ICON PLC
ICN	WISDOMTREE INDIAN RUPEE STRATEGY FUND
ICOL	ISHARES MSCI COLOMBIA CAPPED
ICON	ICONIX BRAND GROUP INC
ICPT	INTERCEPT PHARMACEUTICALS INC
ICSH	ISHARES LIQUIDITY INCOME ETF
ICUI	ICU MED INC
IDA	IDACORP INC HLDG CO
IDCC	INTER DIGITAL INC
IDE	VOYA INFRASTRUCTURE INDUSTRIALS & MATLS
IDG	ING GROUP N V
IDHB	POWERSH S&P INTERNATIONAL DEV HIGH BETA
IDHQ	PWRSH S&P INTL DEV HG QLTY
IDI	TIGER MEDIA INC.
IDIX	IDENIX PHARMACEUTICALS INC
IDLV	POWERSHARES S&P INTERNATIONAL DEV LOW VO
IDN	Intellicheck Mobilisa Inc
IDOG	ALPS INTERNATIONAL SECTOR DIVIDEND DOGS
IDRA	IDERA PHARMACEUTICALS INC
IDSA	INDUSTRIAL SVCS OF AMER INC
IDSY	I D SYSTEMS INC
IDT	IDT CORPORATION
IDTI	INTEGRATED DEVICE TECH INC
IDU	iShares U.S. Utilities ETF
IDV	iShares International Select Dividend
IDX	MKT VECT INDONESIA INDX
IDXJ	MARKET VECTORS INDONESIA SMALL-CAP
IDXX	IDEXX LABORATORIES CORP
IEC	IEC ELECTRONICS CORP
IEF	iShares 7-10 Year Treasury Bond ETF
IEFA	ISHARES CORE MSCI EAFE ETF
IEH	INTEGRYS ENERGY GROUP 6% NTS 8/1/73
IEI	iShares 3-7 Year Treasury Bond ETF
IEIL	ISHARES ENHANCED INTERNATIONAL LARGE-CAP
IEIS	ISHARES ENHANCED INTERNATIONAL SMALL-CAP
IELG	ISHARES ENHANCED U.S. LARGE-CAP ETF
IEMF	EGSHARES TCW EM INTERM INVT GRD BD
IEMG	ISHARES CORE MSCI EMERGING MARKETS ETF
IEO	iShares U.S. Oil & Gas Expl & Prod
IEP	ICAHN ENTERPRISES L P
IESC	INTEGRATED ELECTRICAL SVCS
IESM	ISHARES ENHANCED U.S. SMALL-CAP ETF
IEUR	ISHARES CORE MSCI EUROPE ETF
IEV	iShares Europe ETF
IEX	IDEX CORP
IEZ	iShares U.S. Oil Equipment & Services
IF	Aberdeen Indonesia Fund Inc
IFAS	ISHARE ASIA DEVELOPED REAL EST ETF
IFEU	ISHARE EUROPE DEV REAL ESTATE ETF
IFF	INTERNATIONAL FLVRS & FRAG
IFGL	ISHARE INTERNAT DEV RL EST ETF
IFMI	INSTITUTIONAL FINANCIAL MARKETS INC
IFN	INDIA FUND INC
IFNA	ISHARE NORTH AMER RL EST ETF
IFON	INFOSONICS CORP

IFSM	ISHARE DEV SM CAP EX NA ETF
IFT	IMPERIAL HOLDINGS INC
IG	IGI LABORATORIES, INC
IGA	VOYA GLOBAL ADVANTAGE & PREMIUM OPP
IGC	INDIA GLOBALIZATION CAPITAL INC NEW
IGC/WS	INDIA GLOBALIZATION CAPITAL WTS 3/6/15
IGD	VOYA GLOBAL EQUITY DIVIDEND & PREMIUM OP
IGE	iShares North American Natural Res ETF
IGF	iShares Global Infrastructure ETF
IGHG	PROSHARES INVEST GRADE-INTEREST RATE HDG
IGI	WESTERN ASSET INVSTMNT GRDE
IGLD	INTERNET GOLD GOLDEN LINES
IGM	iShares North American Tech ETF
IGN	iShares North American Tech-Multimedia
IGOV	ISH INTL TREAS BD ETF
IGR	CBRE CLARION GLOBAL REIT FD
IGS	PROSHARES SHORT INVESTMENT GRADE CORP
IGT	INTERNATIONAL GAME TECH
IGTE	IGATE CORP
IGU	PROSHARES ULTRA INVESTMENT GRADE CORP
IGV	iShares North American Tech-Software
IHC	INDEPENDENCE HOLDING CO
IHD	VOYA EMERGING MKTS HIGH DIVIDEND EQUITY
IHDG	WISDOMTREE INTL HEDGED DIVIDEND GROWTH
IHE	iShares U.S. Pharmaceuticals ETF
IHF	iShares U.S. Healthcare Providers ETF
IHG	INTERCONTNTL HTLS GRP PLC NEW
IHI	iShares U.S. Medical Devices ETF
IHS	IHS INC
IHT	INNSUITES HOSPITALITY TRUST
IHY	MARKET VECTORS INTERNATIONAL HIGH YIELD
IID	VOYA INTL HIGH DIVIDEND EQUITY INCOME
IIF	MORGAN ST INDIA INVT FD INC
III	INFORMATION SERVICES GROUP
IIIN	INSTEEL INDUSTRIES INC
IIJI	INTERNET INITIATIVE JAPAN
IILG	INTERVAL LEISURE GROUP, INC
IIM	INVESCO VALUE MUNICIPAL INCOME TR
IIN	INTRICON CORP
IIVI	II VI INC
IJH	ISHARES CORE S&P MIDCAP ETF
IJJ	iShares S&P Mid-Cap 400 Value ETF
IJK	iShares S&P Mid-Cap 400 Growth ETF
IJNK	SPDR BARCLAYS INTERNATIONAL HIGH YLD BND
IJR	ISHARES CORE S&P SMALL CAP ETF
IJS	iShares S&P Small-Cap 600 Value ETF
IJT	iShares S&P Small-Cap 600 Growth ETF
IKAN	IKANOS COMMUNICATIONS INC
IKGH	IAO KUN GRP HLDG CO. LTD
IKNX	IKONICS CORPORATION
IL	INTRALINKS HOLDINGS INC
ILB	PIMCO GLOBAL ADV INFL-LNKD BD ST FD
ILF	iShares Latin America 40 ETF
ILMN	ILLUMINA INC
ILTB	ISHARES CORE LONG TERM USD BOND ETF
IM	INGRAM MICRO INC

IMAX	IMAX CORP
IMCB	INTERMOUNTAIN COMNTY BANCP
IMGN	IMMUNOGEN INC
IMH	IMPAC MORTGAGE HLDGS INC
IMI	INTERMOLECULAR INC
IMKTA	INGLES MKTS INC
IMLP	IPATH S&P MLP ETN
IMMR	IMMERSION CORP
IMMU	IMMUNOMEDICS INC
IMMY	IMPRIMIS PHARMACEUTICALS INC
IMN	IMATION CORP
IMO	IMPERIAL OIL LTD
IMOS	CHIPMOS TECHNOLOGIES LTD
IMPV	IMPERVA INC
IMRS	IMRIS INC
IMS	IMS HEALTH HOLDINGS INC
IMUC	IMMUNOCELLULAR THERAPEUTICS LTD
INAP	INTERNAP NETWORK SVCS CP
INB	COHEN &STEERS GLOBAL INC BD
INBK	FIRST INTERNET BANCORP
INCO	EG SHARES INDIA CONSUMER ETF
INCY	INCYTE CORPORATION
IND	ING GROEP N V
INDA	ISHARES MSCI INDIA ETF
INDB	INDEPENDENT BK CORP MA
INDL	DIREXION DAILY INDIA BULL 3X SHARES
INDY	iSHARES INDIA 50 ETF
INF	BROOKFIELD GLOBAL LISTED INFRASTRURE INC
INFA	INFORMATICA CORP
INFI	INFINITY PHARMACEUTICALS INC
INFL	PWRSH DB US INFL ETN 11/21
INFN	INFINERA CORPORATION
INFU	INFUSYSTEMS HOLDINGS INC
INFY	INFOSYS LIMITED
ING	ING GROEP N V
INGN	INOGEN INC
INGR	INGREDION INC
ININ	INTERACTIVE INTELLIGENCE GROUP INC
INKM	SPDR SSGA INCOME ALLOCATION ETF
INN	SUMMIT HOTEL PROPERTIES INC
INN/PRA	SUMMIT HOTEL PROPERTIES 9.25% SER A
INN/PRB	SUMMIT HOTEL PPTYS 7.875% PFD B
INN/PRC	SUMMIT HOTEL PROPERTIES 7.125% PFD SER C
INO	INOVIO PHARMACEUTICALS INC
INOD	INNODATA INC
INP	BARCLAYS IPATH MSCI INDIA
INPH	INTERPHASE CORP
INR	MKT VECTORS-RUPEE/USD
INS	INTELLIGENT SYS CORP GA
INSM	INSMED INC
INSY	INSYS THERAPEUTICS INC
INT	WORLD FUEL SERVICES CORP
INTC	INTEL CORP
INTG	INTERGROUP CORP
INTL	INTL FCStone Inc
INTLL	INTL FCSTONE INC. 8.5% SR NT 7/30/20

INTT	INTEST CORP
INTU	INTUIT INC
INTX	INTERSECTIONS, INC.
INUV	INUVO INC NEW
INVE	IDENTIVE INCORPORATED
INVN	INVENSENSE INC
INVT	INVENTERGY GLOBAL INC
INWK	INNERWORKINGS INC
INXN	INTERXION HOLDING N V
INXX	EGShares India Infrastructure ETF
INY	SPDR NUVEEN BARLCAYS NY MUNI BD ETF
INZ	ING GROEP N V
IO	ION GEOPHYSICAL CORP
IOC	INTEROIL CORP CDIS
IOIL	IQ GLOBAL OIL SMALL CAP ETF
IOO	iShares Global 100 ETF
IOSP	INNOSPEC INC
IOT	INCOME OPPTY REALTY INVESTOR
IP	INTERNATIONAL PAPER CO
IP/WI	INTERNATIONAL PAPER CO W/I
IPAC	ISHARES CORE MSCI PACIFIC ETF
IPAR	INTER PARFUMS INC
IPAS	IPASS INC
IPB	MERRILL LYNCH DEPOSITIR INC
IPCC	INFINITY PROPERTY & CASUALTY
IPCI	INTELLIPHARMACEUTICS INTL INC
IPCM	IPC THE HOSPITALIST CO INC
IPD	SPDR S&P INTL CNSMR ETF
IPDN	PROFESSIONAL DIVERSITY NETWORK INC.
IPE	SPDR BARCLAYS TIPS ETF
IPF	SPDR S&P INTL FINCL ETF
IPFF	iShares International Preferred Stock
IPG	INTERPUBLIC GROUP OF COS INC
IPGP	IPG PHOTONICS CORP
IPHI	INPHI CORP
IPHS	INNOPHOS HOLDINGS INC
IPI	INTREPID POTASH INC
IPK	SPDR S&P INTL TECH ETF
IPKW	POWERSHARES INT BUYBACK ACHIEV PTF ETF
IPL/PRD	INTERSTATE PWR & LIGHT COMPANY 5.10 (D)
IPN	SPDR S&P INTL INDS ETF
IPO	RENAISSANCE IPO ETF
IPS	SPDR S&P INTL CNSMR ETF
IPU	SPDR S&P INTL UTL ETF
IPW	SPDR S&P INTL ENERGY ETF
IPWR	IDEAL POWER INC
IPXL	IMPAX LABORATORIES INC
IQDE	FLEXSHARES INT QUALITY DIV DEFENSIVE
IQDF	FLEXSHARES INTERNATIONAL QUALITY DIV
IQDY	FLEXSHARES INT QUALITY DIV DYNAMIC
IQI	INVESCO QUALITY MUNI INCOME TR
IQNT	INTELIQUENT INC
IR	INGERSOLL RAND PLC (IRELAND)
IRBT	IROBOT CORPORATION
IRC	INLAND REAL ESTATE CORP
IRC/PRA	INLAND REAL ESTATE CORP

IRDM	IRIDIUM COMMUNICATIONS INC
IRDMB	IRIDIUM COMMUNICATIONS INC 6.75%(B)
IRDMZ	IRIDIUM COMMUNICATIONS INC
IRE	GOVERNOR & CO BANK OF IRELAND NEW
IRET	INVESTORS REAL ESTATE TRUST
IRET/PR	INVESTORS REAL ESTATE TRUST
IRET/PRB	INVESTORS REAL ESTATE TR 7.95% PFD B
IRF	INTERNATIONAL RECTIFIER CORP
IRG	IGNITE RESTAURANT GROUP INC
IRIX	IRIDEX CORPORATION
IRL	NEW IRELAND FD INC
IRM	IRON MOUNTAIN INC (DE)
IROQ	IF BANCORP INC
IRR	VOYA NATURAL RESOURCES EQUITY INCOME FD
IRS	IRSA INVERSIONES Y REPSCS S A
IRT	INDEPENDENCE REALTY TRUST INC.
IRV	SPDR S&P INTL MTRLS ETF
IRWD	IRONWOOD PHARMACEUTICALS INC
IRY	SPDR S&P INTL HLTH ETF
ISBC	INVESTOR BANCORP INC NEW
ISCA	INTERNATIONAL SPEEDWAY CORP
ISD	PRUDENTIAL SHORT DURATION YIELD FD INC
ISDR	ISSUER DIRECT CORPORATION
ISF	ING GROEP N.V.
ISG	ING GROUP, N.V.
ISH	INTL SHIPHOLDING CORPORATION
ISH/PRA	INTERNATIONAL SHIPHOLDING CORP 9.50 (A)
ISH/PRB	INTERNATIONAL SHIPHOLDING CORP 9.00% (B)
ISHG	ISH 3 YEAR INTERNATIONAL TREA ETF
ISIG	INSIGNIA SYSTEMS INC
ISIL	INTERSIL CORPORATION
ISIS	ISIS PHARMACEUTICAL
ISL	Aberdeen Israel Fund
ISLE	ISLE OF CAPRI CASINOS INC
ISM	SLM CORPORATION SER A MED TRM NTS CPI-LK
ISNS	IMAGE SENSING SYSTEMS INC
ISP	ING GROEP NV
ISR	ISORAY INC
ISRA	MARKET VECTORS ISRAEL
ISRG	INTUITIVE SURGICAL INC
ISRL	ISRAMCO INC
ISS	ISOFTONE HLGS LTD
ISSC	INNOVATIVE SOLUTIONS & SUP
ISSI	INTEGRATED SILICON SOLUTION
IST	SPDR S&P INTL TELECO ETF
ISTB	ISHARES CORE SHORT-TERM USD BOND ETF
IT	GARTNER INC
ITA	iShares U.S. Aerospace & Defense ETF
ITB	iShares U.S. Home Construction ETF
ITC	ITC HOLDINGS CORP
ITCI	INTRA-CELLULAR THERAPIES INC.
ITE	SPDR BARCLAYS INT TERM TREA ETF
ITF	iShares Japan Large-Cap ETF
ITG	INVESTMENT TECH GROUP INC
ITI	ITERIS INC
ITIC	INVESTORS TITLE CO

ITIP	iShares Intl Inflation-Linked Bond
ITLT	PWRSH DB 3X ITLY TR BD FT ETN 3/31/21
ITLY	PWRSH DB ITLY TR BD FT ETN 3/31/21
ITM	MARKET VECTORS- INTER MUNI
ITMN	INTERMUNE INC
ITOT	ISHARES CORE S&P TOTAL US STOCK MKT ETF
ITR	SPDR BARCLAYS INMD TM COP BD ETF
ITRI	ITRON INC
ITRN	ITURAN LOCATION AND CONTROL
ITT	ITT CORP NEW
ITUB	ITAU UNIBANCO HOLDING S.A.
ITW	ILLINOIS TOOL WKS INC
IUSB	ISHARES CORE TOTAL USD BOND MARKET ETF
IUSG	ISHARES CORE US GROWTH ETF
IUSV	ISHARES CORE US VALUE ETF
IVAC	INTEVAC INC
IVAN	IVANHOE ENERGY INC
IVC	INVACARE CORP
IVE	iShares S&P 500 Value ETF
IVH	IVY HIGH INCOME OPPORTUNITIES FD
IVOG	VANGUARD S&P MID-CAP 400 GROWTH ETF
IVOO	VANGUARD S&P MID-CAP 400 ETF
IVOP	IPATH INVERSE S&P 500 VIX SHORT-TERM
IVOV	VANGUARD S&P MID-CAP 400 VALUE ETF
IVR	INVESCO MORTGAGE CAPITAL INC
IVR/PRA	INVESCO MORTGAGE CAPITAL INC.7.75% (A)
IVV	ISHARES CORE S&P 500 ETF
IVW	iShares S&P 500 Growth ETF
IVZ	INVESCO LTD
IWB	iShares Russell 1000 ETF
IWC	iShares Micro-Cap ETF
IWD	iShares Russell 1000 Value ETF
IWF	iShares Russell 1000 Growth ETF
IWL	iShares Russell Top 200 ETF
IWM	iShares Russell 2000 ETF
IWN	iShares Russell 2000 Value ETF
IWO	iShares Russell 2000 Growth ETF
IWP	iShares Russell Mid-Cap Growth ETF
IWR	iShares Russell Mid-Cap ETF
IWS	iShares Russell Mid-Cap Value ETF
IWV	iShares Russell 3000 ETF
IWX	iShares Russell Top 200 Value ETF
IWY	iShares Russell Top 200 Growth ETF
IX	ORIX CORP
IXC	iShares Global Energy ETF
IXG	iShares Global Financials ETF
IXJ	iShares Global Healthcare ETF
IXN	iShares Global Tech ETF
IXP	iShares Global Telecom ETF
IXUS	ISHARES CORE MSCI TOTAL INTL ETF
IXYS	IXYS CORPORATION
IYC	iShares U.S. Consumer Services ETF
IYE	iShares U.S. Energy ETF
IYF	iShares U.S. Financials ETF
IYG	iShares U.S. Financial Services ETF
IYH	iShares U.S. Healthcare ETF

IYJ	iShares U.S. Industrials ETF
IYK	iShares U.S. Consumer Goods ETF
IYLD	ISH MORNINGSTAR MULTI-ASSET INCOME ETF
IYM	iShares U.S. Basic Materials ETF
IYR	iShares U.S. Real Estate ETF
IYT	iShares Transportation Average ETF
IYW	iShares U.S. Technology ETF
IYY	iShares Dow Jones U.S. ETF
IYZ	iShares U.S. Telecommunications ETF
JACK	JACK IN THE BOX INC
JACQ	COLLABRIUM JAPAN ACQUISITION CORP
JACQU	COLLABRIUM JAPAN ACQUISITION CORPORATION
JACQW	COLLABRIUM JAPAN ACQUISITION CORP
JAH	JARDEN CORPORATION
JAKK	JAKKS PACIFIC INC
JASO	JA SOLAR HOLDINGS CO LTD
JAXB	JACKSONVILLE BANCORP INC
JAZZ	JAZZ PHARMACEUTICALS PLC
JBHT	J.B. HUNT TRANSPORT SERVICES INC
JBJ	CORP BKD TR CTFS LEHMAN ABS
JBK	LEHMAN ABS CORP
JBL	JABIL CIRCUIT INC
JBLU	JETBLUE AIRWAYS CORPORATION
JBN	SELECT ASSET INC
JBR	SELECT ASSET INC
JBSS	JOHN B. SANFILIPPO & SON
JBT	JOHN BEAN TECHNOLOGIES CORP
JCE	NUVEEN CORE EQUITY ALPHA
JCI	JOHNSON CTRLS INC
JCOM	J2 GLOBAL INC
JCP	J.C. PENNEY CO INC (HLDG CO)
JCS	COMMUNICATIONS SYS INC
JCTCF	JEWETT CAMERON TRADING CO
JD	JD.COM INC
JDD	NUVEEN DIVRSFD DIV & INCM FUND
JDST	DIREXION DAILY JUNIOR GOLD MINERS INDEX
JDSU	JDS UNIPHASE CORP NEW
JE	JUST ENERGY GROUP INC
JEC	JACOBS ENGR GRP INC
JEM	iPath GEMS INDEX
JEQ	ABERDEEN JAPAN EQUITY FUND INC
JFC	JPMORGAN CHINA REGION FUND INC
JFR	NUVEEN FLOAT RATE INCM FUND
JGBB	WISDOMTREE JAPAN INTEREST RATE STRATEGY
JGBD	PWRSH DB 3X INV JAP GVT BD FUT ETN 11/21
JGBL	PWRSH DB JPN GOVT BD FT ETN3/31/21
JGBS	PWRSH DB INV JAP GOVT BD FUT ETN 11/21
JGBT	PWRSH DB 3X JPN GVT BD FT ETN3/31/21
JGG	NUVEEN GLOBAL INCOME OPPORTUNITIES FD
JGT	NUVEEN DIVERSIFIED CURRENCY OPPORTUNITES
JGV	NUVEEN GLOBAL EQUITY INCOME FUND
JGW	JGWPT HOLDINGS INC
JHI	HANCOCK JOHN INVT TR
JHP	NUVEEN QUALITY PFD INCM FD 3
JHS	HANCOCK JOHN INCM SECS TR
JHX	JAMES HARDIE INDUSTRIES PLC

JIVE	JIVE SOFTWARE INC
JJA	BARCLAYS IPATH DJ UBS AGRIC
JJC	BARCLAYS IPATH DJ UBS COPPER
JJE	BARCLAYS IPATH DJ AIG ENERGY
JJG	BARCLAYS IPATH DJ AIG GRAINS
JJM	BARCLAYS IPATH INDU METALS
JJN	BARCLAYS IPATH DJ AIG NICKEL
JJP	IPATH DJ-AIG PRECIOUS MET
JJS	IPATH DJ-AIG SOFTS
JJSF	J&J SNACK FOODS CORP
JJT	IPATH DJ-AIG TIN
JJU	IPATH DJ-UBS ALUMINUM
JKD	iShares Morningstar Large-Cap ETF
JKE	iShares Morningstar Large-Cap Growth
JKF	iShares Morningstar Large-Cap Value
JKG	iShares Morningstar Mid-Cap ETF
JKH	iShares Morningstar Mid-Cap Growth
JKHY	HENRY JACK & ASSOC INC
JKI	iShares Morningstar Mid-Cap Value
JKJ	iShares Morningstar Small-Cap ETF
JKK	iShares Morningstar Small-Cap Growth
JKL	iShares Morningstar Small-Cap Value
JKS	JINKOSOLAR HOLDING CO LTD
JLA	NUVEEN EQTY PRE ADV FD
JLL	JONES LANG LASALLE INC
JLS	NUVEEN MTG OPPORTNTY TERM FD
JMBA	JAMBA INC
JMEI	JUMEI INTERNATIONAL HOLDING LTD
JMF	NUVEEN ENERGY MLP TOTAL RETURN FD
JMI	JAVELIN MORTGAGE INVESTMENT CORP
JMLP	NUVEEN ALL CAP ENERGY MLP OPPORTUNITIES
JMP	JMP GROUP INC
JMPB	JMP GROUP INC 8% NTS 1/15/23
JMPC	JMP GROUP INC 7.25% NTS 1/15/21
JMT	NUVEEN MORTGAGE OPPORTUNITY TERM FD 2
JNJ	JOHNSON AND JOHNSON
JNK	SPDR BARCLAYS HIGH YIELD BD FD ETF
JNPR	JUNIPER NETWORKS
JNS	JANUS CAPITAL GROUP INC
JNUG	DIREXION DAILY JUNIOR GOLD MINERS INDEX
JO	IPATH DJ-UBS COFFEE
JOB	GENERAL EMPLOYMENT ENTRPS
JOBS	51JOB INC
JOE	ST JOE COMPANY
JOEZ	JOE'S JEANS INC
JOF	JAPAN SMALLER CAP FD INC
JONE	JONES ENERGY INC
JOUT	JOHNSON OUTDOORS INC
JOY	JOY GLOBAL INC
JPC	NUVEEN PREFERRED INCOME OPPORTUNITIES FD
JPG	NUVEEN EQTY PRE & GRWTH FUND
JPGE	JPMORGAN DIVERSIFIED RTN GLB EQT
JPI	NUVEEN PFD & INCOME TERM FD
JPM	JPMORGAN CHASE & CO
JPM/PRA	J P MORGAN CHASE & CO 5.45% (P)
JPM/PRB	JP MORGAN CHASE & CO 6.70% (T)

JPM/PRC	JPMORGAN CHASE CAP XXIX
JPM/PRD	JPMORGAN CHASE & CO 5.50% Series O
JPM/WS	JPMORGAN CHASE & CO.
JPMV	ISHARES MSCI JPN MINIMUM VOLATILITY ETF
JPNL	DIREXION DAILY JAPAN BULL 3X SHARES
JPNS	DIREXION DAILY JAPAN BEAR 3X SHARES
JPP	SPDR RUSSELL NOMURA PRIME JAPAN
JPS	NUVEEN QUALITY PFD INCOME 2
JPW	NUVEEN FLEXIBLE INVESTMENT INCOME FD
JPX	PROSH ULTSH MSCI PAC EX-JPN
JPZ	NUVEEN EQTY PREMIUM INCM FD
JQC	NUVEEN CREDIT STRATEGIES INCOME FD
JRI	NUVEEN REAL ASSET INCOME & GROWTH FUND
JRJC	CHINA FINANCE ONLINE CO LTD
JRN	JOURNAL COMMUNICATIONS INC
JRO	NUVEEN FLTG RATE INCM OPPTY FD
JRS	NUVEEN REAL ESTATE INCOME FD
JSC	SPDR RUSSELL NOMURA SM CAP JPN
JSD	NUVEEN SHORT DURATION CR OPPORTUNITIES
JSM	SLM CORP 6% SR NTS 12/15/2043
JSN	NUVEEN EQTY PREMIUM OPPTY FD
JST	JINPAN INTERNATIONAL LTD
JTA	NUVEEN TX ADV TTL RETURN STGY
JTD	NUVEEN TX-ADV DIV GRW
JTP	NUVEEN QUALITY PFD INCOME FD
JTPY	JETPAY CORPORATION
JUNR	GLOBAL X JUNIOR MINERS ETF
JVA	COFFEE HOLDING CO INC
JW/A	JOHN WILEY & SONS INC
JW/B	JOHN WILEY & SONS INC
JWN	NORDSTROM INC
JXI	iShares Global Utilities ETF
JXSB	JACKSONVILLE BANCORP
JYN	BARCLAYS IPATH JPY/USD
JZC	LEHMAN ABS CORP
JZJ	LEHMAN ABS CORP
K	KELLOGG CO
KAI	KADANT INC
KALU	KAISER ALUMINUM CORP NEW
KAMN	KAMAN CORP
KANG	IKANG HEALTHCARE GROUP, INC.
KAP	KCAP FINANCIAL INC 7.375% NTS 9/30/19
KAR	KAR AUCTION SERVICES INC
KATE	KATE SPADE & COMPANY
KB	KB FINANCIAL GROUP INC
KBA	KRANESHARES BOSERA MSCI CHINA
KBALB	KIMBALL INTL INC
KBE	SPDR S&P Bank ETF
KBH	KB HOME
KBIO	KALOBIOS PHARMACEUTICALS INC
KBR	KBR INC
KBWB	POWERSHARES KBW BANK PORTFOLIO
KBWC	POWERSHARES KBW CAPITAL MARKETS PORT
KBWD	PWRSH KBW HIGH DIVIDEND YIELD FIN PTF
KBWI	POWERSHARES KBW INSURANCE PORTFOLIO
KBWP	PWRSH KBW PPTY &CAUSLTY INS PTF

KBWR	POWERSHARES KBW REGIONAL BANKING PORT
KBWY	PWRSH KBW PREMIUM YIELD EQUITY REIT PTF
KCAP	KCAP FINANCIAL INC
KCC	CORT TR II
KCE	SPDR S&P Capital Markets ETF
KCG	KCG HOLDINGS INC (A)
KCLI	KANSAS CITY LIFE INS CO
KED	KAYNE ANDERSON ENERGY DEV
KEF	KOREA EQUITY FD INC
KEG	KEY ENERGY SERVICES INC
KELYA	KELLY SVC INC
KELYB	KELLY SVC INC
KEM	KEMET CORPORATION
KEP	KOREA ELECTRIC POWER CORP
KEQU	KEWAUNEE SCIENTIFIC CORP
KERX	KERYX BIOPHARMACEUTICALS
KEX	KIRBY CORPORATION
KEY	KEYCORP
KEY/PRG	KEYCORP
KEYW	KEYW HOLDINGS CORP (THE)
KF	KOREA FD INC
KFFB	KENTUCKY FIRST FEDERAL BANC
KFH	KKR FINANCIAL HLDGS LLC 8.375% 11/15/41
KFI	KKR FINANCIAL HLDGS LLC 7.5% NTS 3/20/42
KFN/PR	KKR FINANCIAL HLDGS LLC 7.375% (A)
KFRC	KFORCE INC
KFS	KINGSWAY FINANCIAL SVCS INC
KFX	KOFAX LIMITED
KFY	KORN FERRY INTL DELAWARE
KFYP	KRANESHARES CSI CHINA FIVE YEAR PLAN
KGC	KINROSS GOLD CORP
KGJI	Kingold Jewelry Inc
KHI	DWS HIGH INCOME TRUST
KIE	SPDR S&P Insurance ETF
KIM	KIMCO REALTY CORP
KIM/PRH	KIMCO REALTY CORP
KIM/PRI	KIMCO REALTY CORPORATION
KIM/PRJ	KIMCO REALTY CORPORATION 5.50% (J)
KIM/PRK	KIMCO REALTY CORP 5.625% PFD CL K
KIN	KINDRED BIOSCIENCES INC
KING	KING DIGITAL ENTERTAINMENT PLC
KINS	KINGSTONE COMPANIES INC
KIO	KKR INCOME OPPORTUNITIES FUND
KIOR	KIOR INC (A)
KIPO	KEATING CAPITAL INC
KIPS	KIPS BAY MEDICAL INC
KIRK	KIRKLAND'S INC
KITE	KITE PHARMA, INC
KKD	KRISPY KREME DOUGHNUTS INC
KKR	KKR & COMPANY L P DEL
KLAC	KLA TENCOR CORP
KLD	iShares MSCI USA ESG Select ETF
KLIC	KULICKE & SOFFA INDS INC
KMB	KIMBERLY CLARK CORP
KMDA	KAMADA LTD.
KME	SPDR S&P Mortgage Finance ETF

KMF	KAYNE ANDERSON MIDSTREAM / ENERGY FD INC
KMG	KMG CHEMICALS INC
KMI	KINDER MORGAN INC (DELAWARE)
KMI/WS	KINDER MORGAN INC (DEL) WTS 5/25/17
KMM	DWS MULTI MARKET INCM TR
KMP	KINDER MORGAN ENERGY L P
KMPA	KEMPER CORP 7.375% DEB 2/27/54
KMPR	KEMPER CORP DEL
KMR	KINDER MORGAN MGMNT LLC
KMT	KENNAMETAL INC
KMX	CARMAX INC
KN	KNOWLES CORP
KND	KINDRED HEALTHCARE INC
KNDI	KANDI TECHNOLOGIES GRP INC
KNL	KNOLL INC
KNM	KONAMI CORP
KNOP	KNOT OFFSHORE PARTNERS LP
KNOW	DIREXION ALL CAP INSIDER SENTIMENT SHR
KNX	KNIGHT TRANSPORTATION
KO	COCA COLA CO
KODK	EASTMAN KODAK COMPANY NEW
KODK/WS	EASTMAN KODAK COMPANY WT 3/9/18
KODK/WSA	EASTMAN KODAK COMPANY WT 3/9/18
KOF	COCA-COLA FEMSA S.A.B.
KOG	KODIAK OIL & GAS CORP
KOL	MKT VECTORS COAL ETF
KOLD	PROSHARES ULT NATGAS
KONA	KONA GRILL INC
KONE	KINGTONE WIRELESS INFO SOL HLDGS LTD
KOOL	CESCA THERAPEUTICS INC
KOP	KOPPERS HOLDINGS INC
KOPN	KOPIN CORP
KORS	MICHAEL KORS HOLDINGS LTD
KORU	DIREXION DAILY SOUTH KOREA BULL 3X SHARE
KORZ	DIREXION DAILY SOUTH KOREA BEAR 3X SHARE
KOS	KOSMOS ENERGY LTD
KOSS	KOSS CORP
KPTI	KARYOPHARM THERAPEUTICS INC
KR	KROGER CO
KRA	KRATON PERFORMANCE POLYMERS
KRC	KILROY REALTY CORP
KRC/PRG	KILROY REALTY CORP 6.875% PFD G
KRC/PRH	KILROY REALTY CORPORATION 6.375% (H)
KRE	SPDR S&P Regional Banking ETF
KRFT	KRAFT FOODS GROUP INC.
KRG	KITE REALTY GROUP TRUST
KRG/PRA	KITE REALTY GROUP TRUST
KRNY	KEARNY FINANCIAL CORP
KRO	KRONOS WORLDWIDE INC
KROO	IQ AUSTRALIA SMALL CAP
KRS	PROSHARES SHORT KBW REGIONAL BANKING
KRU	PROSHARES ULTRA KBW REGIONAL BANKING
KS	KAPSTONE PAPER AND PACKAGING CORP
KSM	DWS STRAT MUN INCM TR
KSS	KOHLS CORP
KST	DWS STRATEGIC INCM TRUST

KSU	KANSAS CITY SOUTHERN
KSU/PR	KANSAS CITY SOUTHERN
KT	KT CORP ADR
KTCC	KEY TRONIC CORP
KTEC	KEY TECH INC
KTF	DWS MUNI INCM TR
KTH	CORTS PECO ENERGY CAP TR III
KTN	STRUC PROD CORP
KTOS	KRATOS DEFENSE & SEC SOLU INC
KTP	CORTS CTF FOR J C PENNEY CO
KTWO	K2M GROUP HOLDINGS INC
KUTV	Ku6 Media Co Ltd
KVHI	KVH INDUSTRIES INC
KW	KENNEDY-WILSON HOLDINGS INC
KWEB	KRANESHARES CSI CHINA INTERNET ETF
KWK	QUICKSILVER RESOURCES INC
KWN	KENNEDY WILSON INC 7.75% NTS 12/1/42
KWR	QUAKER CHEMICAL CORP
KWT	MARKET VECTORS -SOLAR ENERGY
KXI	iShares Global Consumer Staples ETF
KYE	KAYNE ANDERSON ENRGY TOT
KYN	KAYNE ANDERSON MLP INVT CO
KYN/PRE	KAYNE ANDERSON MLP INVT PFD SER E
KYN/PRF	KANYE ANDERSON MLP 3.5% PFD F 4/15/20
KYN/PRG	KAYNE ANDERSON MLP INV CO 4.60 % (G)
KYO	KYOCERA CORP
KYTH	KYTHERA BIOPHARMACEUTICALS, INC
KZ	KONG ZHONG CORP
L	LOEWS CORPORATION
LABC	LOUISIANA BANCORP INC
LABL	MULTI COLOR CORP
LACO	LAKES ENTERTAINMENT INC
LAD	LITHIA MOTORS INC
LADR	LADDER CAPITAL CORP
LAG	SPDR BARCLAYS AGG BOND ETF
LAKE	LAKELAND INDS INC
LALT	POWERSHARES MULTI-STRATEGY ALT PTF ETF
LAMR	LAMAR ADVERTISING COMPANY
LANC	LANCASTER COLONY CORP
LAND	GLADSTONE LAND CORPORATION
LAQ	Aberdeen Latin America Eqty Fd
LARK	LANDMARK BANCORP INC
LAS	LENTUO INTERNATIONAL INC
LATM	MKT VEC LATIN AMER SM-CAP
LAWS	LAWSON PRODS INC
LAYN	LAYNE INC
LAZ	LAZARD LTD
LB	L BRANDS INC
LBAI	LAKELAND BANCORP INC
LBF	DWS GLOBAL HIGH INCM
LBIX	LEADING BRANDS INC
LBJ	DIREXION DAILY LATIN AMERICA BULL 3X SHA
LBMH	LIBERATOR MEDICAL HOLDINGS, IN
LBND	POWERSHARES DB 3X LONG 25+ YEAR TREASURY
LBTYA	LIBERTY GLOBAL INC (A)
LBTYB	LIBERTY GLOBAL INC (B)

LBTYK	LIBERTY GLOBAL INC (C)
LBY	LIBBEY INC
LCI	LANNETT COMPANY INC
LCM	ADVENT/CLAYMORE ENHNCD GRW
LCNB	LCNB CORP
LCUT	LIFETIME BRANDS INC
LD	IPATH DJ-UBS LEAD
LDF	LATIN AMERN DISCOVERY FD INC
LDL	LYDALL INC
LDOS	LEIDOS HOLDINGS INC
LDP	COHEN & STEERS LTD DURATION PFD INCM FD
LDR	LANDAUER INC
LDRH	LDR HOLDING CORPORATION
LDUR	PIMCO LOW DURATION ETF
LE	LANDS END INC
LEA	LEAR CORPORATION
LEAF	SPRINGLEAF HOLDINGS INC
LECO	LINCOLN ELECTRIC HOLDING INC
LEDD	IPATHPURE BETA LEAD ETN
LEDS	SEMILEDS CORPORATION
LEE	LEE ENTERPRISES INC
LEG	LEGGETT & PLATT INC
LEI	LUCAS ENERGY INC
LEJU	LEJU HOLDINGS INC
LEMB	iShares Emerging Markets Local Curr Bnd
LEMF	EGSHARES TCW EM LONG TERM INVT GRADE BD
LEN	LENNAR CORP
LEN/B	LENNAR CORP
LEO	DREYFUS STRAT MUN INC
LEVY	LEVY ACQUISITION CORP
LEVYU	LEVY ACQUISITION CORP.
LEVYW	LEVY ACQUISITION CORP. WARRANTS
LF	LEAPFROG ENTERPRISES INC
LFC	CHINA LIFE INSURANCE CO LTD
LFL	LATAM AIRLINES S A
LFUS	LITTELFUSE INC
LFVN	LIFEVANTAGE CORPORATION
LG	LACLEDE GROUP INC (HLDG CO)
LGCY	LEGACY RESERVES LP
LGCYP	LEGACY RESERVES LP 8% PFD (A)
LGF	Lions Gate Entertainment Corp
LGI	LAZARD GLBL TOTAL RETN&INCM
LGIH	LGI HOMES INC
LGL	LGL GROUP INC (DELAWARE)
LGL/WS	LGL GROUP INC (THE) 8/6/18
LGLV	SPDR RUSSELL 1000 LOW VOLATILITY ETF
LGND	LIGAND PHARMACEUTICALS INC
LGP	LEHIGH GAS PARTNERS L P
LH	LAB CORP OF AMERICA NEW
LHCG	LHC GROUP
LHO	LASALLE HOTEL PROPERTIES
LHO/PRH	LASALLE HOTEL PROPERTIES 7.50% PFD SER H
LHO/PRI	LASALLE HOTEL PPTYS 6.375% PFD SER I
LII	LENNOX INTERNATIONAL INC
LIME	LIME ENERGY CO.
LIN	LIN MEDIA LLC

LINC	LINCOLN EDUCATIONAL SVCS
LINE	LINN ENERGY LLC
LINTA	LIBERTY INTERACTIVE CORP INTERACTIVE (A)
LINTB	LIBERTY INTERACTIVE CORP INTERACTIVE (B)
LION	FIDELITY SOUTHERN CORP
LIOX	LIONBRIDGE TECHNOLOGIES INC
LIQD	LIQUID HOLDINGS GROUP INC.
LIQT	LIQTECH INTERNATIONAL INC
LIT	GLOBAL X LITHIUM ETF
LITB	LIGHTINTHEBOX HOLDING COMPANY LTD
LIVE	LIVEDEAL INC
LIWA	LIHUA INTERNATIONAL INC
LJPC	LA JOLLA PHARMACEUTICAL CO
LKFN	LAKELAND FINL CORP
LKQ	LKQ CORPORATION
LL	LUMBER LIQUIDATORS HOLDINGS INC
LLEX	LILIS ENERGY INC
LLL	L 3 COMMUNICATIONS HLDGS INC
LLNW	LIMELIGHT NETWORKS, INC.
LLTC	LINEAR TECH CORP
LLY	ELI LILLY & CO
LM	LEGG MASON INC
LMAT	LEMAITRE VASCULAR INC
LMCA	LIBERTY MEDIA CORPORATION SR A
LMCB	LIBERTY MEDIA CORPORATION SR B
LMIA	LMI AEROSPACE INC
LMNR	LIMONEIRA CO
LMNS	LUMENIS LTD. (B)
LMNX	LUMINEX CORP
LMOS	LUMOS NETWORKS CORP
LMT	LOCKHEED MARTIN CORP
LNBB	LNB BANCORP INC
LNC	LINCOLN NATL CORP IND
LNC/WS	LINCOLN NATIONAL CORP INDUSTRIES 7/10/19
LNCE	SNYDERS-LANCE INC
LNCO	LINN CO LLC
LND	BRASILAGRO BRAZILIAN AGRIC REA
LNDC	LANDEC CORPORATION
LNG	CHENIERE ENERGY INC
LNKD	LINKEDIN CORP
LNN	LINDSAY CORPORATION
LNT	ALLIANT ENERGY CORP
LO	LORILLARD INC
LOAN	MANHATTAN BRIDGE CAPITAL INC
LOCK	LIFELOCK INC
LOCM	LOCAL CORPORATION
LODE	COMSTOCK MINING INC.
LOGI	LOGITECH INTERNATIONAL SA
LOGM	LOGMEIN INC
LOJN	LO JACK CORP
LONG	ELONG INCORPORATED
LOOK	LOOKSMART LIMITED
LOPE	GRAND CANYON EDUCATION INC
LOR	LAZARD WORLD DIV & INC FD
LORL	LORAL SPACE AND COMMUNICATIONS
LOV	SPARK NETWORKS INC

LOW	LOWES COMPANIES INC
LPCN	LIPOCINE INC
LPDX	LIPOSCIENCE INC
LPG	DORIAN LPG LTD
LPHI	LIFE PARTNERS HLDGS INC
LPI	LAREDO PETROLEUM INC
LPL	LG DISPLAY COMPANY LTD.
LPLA	LPL FINANCIAL HOLDINGS INC
LPNT	LIFEPOINT HOSPITALS INC
LPSB	LAPORTE BANCORP INC.
LPSN	LIVEPERSON INC
LPT	LIBERTY PROPERTY TRUST
LPTH	LIGHTPATH TECH INC
LPTN	LPATH INC (A)
LPX	LOUISIANA PAC CORP
LQ	LA QUINTA HOLDINGS INC
LQD	iShares iBoxx $ Invt Grade Corp Bond
LQDH	ISHARES INTEREST RATE HEDGED CORP BD ETF
LQDT	LIQUIDITY SERVICES INC.
LRAD	LRAD CORP
LRCX	LAM RESEARCH CORP
LRE	LRR ENERGY LP
LRN	K12 INC
LSBI	LSB FINANCIAL CORP
LSBK	LAKE SHORE BANCORP INC
LSC	ELEMENTS S&P CTI ETN
LSCC	LATTICE SEMICONDUCTOR CORP
LSG	LAKE SHORE GOLD CORP
LSTK	IPATH PURE BETA LIVESTOCK ETN 4/18/41
LSTR	LANDSTAR SYS INC
LTBR	LIGHTBRIDGE CORPORATION
LTC	LTC PROPERTIES INC
LTL	PRO SH ULTRA TELECOM
LTM	LIFE TIME FITNESS INC
LTPZ	PIMCO 15+ YEAR U.S. TIPS ETF
LTRE	LEARNING TREE INTL INC
LTRX	LANTRONIX INC
LTS	LADENBURG THALMANN FINCL SVCS
LTS/PRA	LADENBURG THALMANN FIN SVCS IN 8.00 (A)
LUB	LUBY'S INC
LUK	LEUCADIA NATIONAL CORP
LULU	LULULEMON ATHLETICA INC
LUNA	LUNA INNOVATIONS INC
LUV	SOUTHWEST AIRLINES CO
LUX	LUXOTTICA GRP S P A
LVL	Guggenheim S&P GLBL DIV OPP INDX
LVLT	LEVEL 3 COMMUNICATIONS INC NEW
LVNTA	LIBERTY INTERACTIVE CORPORATION (A) LV
LVNTB	LIBERTY INTERACTIVE CORPORATION (B) LV
LVS	LAS VEGAS SANDS CORP
LWAY	LIFEWAY FOODS INC
LWC	SPDR BARCLAYS CAP LT COPR BD
LXFR	LUXFER HOLDINGS PLC
LXFT	LUXOFT HOLDING INC
LXK	LEXMARK INTL INC
LXP	LEXINGTON REALTY TRUST

LXP/PRC	LEXINGTON REALTY TRUST
LXRX	LEXICON PHARMACEUTICALS, INC
LXU	LSB INDUSTRIES INC
LYB	LYONDELLBASELL INDUSTRIES NV (A)
LYG	LLOYDS BANKING GROUP PLC
LYG/PRA	LLOYDS BK GRP PLC 7.75%
LYTS	LSI INDUSTRIES
LYV	LIVE NATION ENTERTAINMENT INC
LZB	LA Z BOY INC
M	MACY'S INC.
MA	MASTERCARD INCORPORATED
MAA	MID AMERICA APT COMM INC
MAB	Eaton Vance MA Muni Bd Fund
MAC	MACERICH CO
MACK	MERRIMACK PHARMACEUTICALS INC
MAG	MAGNETEK INC
MAGS	MAGAL SECURITY SYSTEMS LTD
MAIN	MAIN STREET CAPITAL CORP
MAMS	MAM SOFTWARE GROUP INC
MAN	MANPOWERGROUP
MANH	MANHATTAN ASSOCIATES INC
MANT	MANTECH INTERNATIONAL CORP
MANU	MANCHESTER UNITED PLC
MAR	MARRIOTT INTERNATIONAL INC
MARK	REMARK MEDIA INC
MARPS	MARINE PETE TR
MAS	MASCO CORP
MASI	MASIMO CORPORATION
MAT	MATTEL INC
MATH	MEIDELL TACTICAL ADVANTAGE ETF
MATL	DIREXION DAILY BASIC MAT BULL 3X SHS
MATR	MATTERSIGHT CORPORATION
MATW	MATTHEWS INTERNATIONAL CORP
MATX	MATSON INC
MAV	PIONEER MUNI HI INCM ADV TR
MAYS	J. W. MAYS INC.
MBB	iShares MBS ETF
MBF	CITIGROUP FUNDING INC 7/11/14
MBFI	MB FINANCIAL INC
MBG	SPDR BARCLAYS MTG BCK BD ETF
MBI	MBIA INCORPORATED
MBII	MARRONE BIO INNOVATIONS INC
MBLX	METABOLIX INC
MBRG	MIDDLEBURG FINANCIAL CORP
MBT	MOBILE TELESYSTEMS OJSC
MBTF	M B T FINANCIAL CORP
MBUU	MALIBU BOATS, INC. CL A
MBVT	MERCHANTS BANCSHARES INC VT
MBWM	MERCANTILE BANK CORP
MC	MOELIS & CO
MCA	BLACKROCK MUNIYIELD CALIF QUALITY FD
MCBC	MACATAWA BANK CORP
MCBK	MADISON COUNTY FINANCIAL INC
MCC	MEDLEY CAPITAL CORP
MCD	MCDONALDS CORP
MCEP	MID-CON ENERGY PARTNERS LP

MCF	CONTANGO OIL & GAS CO
MCGC	MCG CAPITAL CORP
MCHI	iShares MSCI China ETF
MCHP	MICROCHIP TECH INC
MCHX	MARCHEX INC
MCI	BABSON CAPITAL CORPORATE INVESTORS
MCK	MCKESSON CORP
MCLB	MICROLIN BIO, INC
MCN	MADISON COVERED CALL & EQUITY STRATEGY
MCO	MOODY'S CORPORATION
MCOX	MECOX LANE LIMITED
MCP	MOLYCORP INC DEL
MCQ	MEDLEY CAPITAL CORP 7.125% NTS 3/30/19
MCR	MFS CHARTER INCM TR
MCRI	MONARCH CASINO & RESORT INC
MCRL	MICREL INC
MCRO	IQ HEDGE MACRO TRACKER
MCRS	MICROS SYS INC
MCS	MARCUS CORP
MCV	MEDLEY CAPITAL CORP 6.125% NTS 3/30/23
MCY	MERCURY GENERAL CORP
MCZ	MAD CATZ INTERACTIVE INC
MD	MEDNAX INCORPORATED
MDAS	MEDASSETS INC
MDC	MDC HLDGS INC
MDCA	MDC PARTNERS INC
MDCI	MEDICAL ACTION INDS INC
MDCO	MEDICINES COMPANY (THE)
MDD	SPDR S&P INTL MID CAP ETF
MDGN	MEDGENICS INC
MDGN/WS	MEDGENICS INC 3/31/16
MDIV	FT ETF VI MULTI ASSET DIV INC
MDLZ	MONDELEZ INTERNATIONAL INC (A)
MDM	MOUNTAIN PROV DIAMONDS INC
MDP	MEREDITH CORP
MDR	MCDERMOTT INTL INC
MDRX	ALLSCRIPTS HLTH SOL INC
MDSO	MEDIDATA SOLUTIONS INC
MDT	MEDTRONIC INC
MDU	MDU RESOURCES GROUP INC
MDVN	MEDIVATION INC
MDW	MIDWAY GOLD CORP
MDWD	MEDIWOUND LTD
MDXG	MIMEDX GROUP INC
MDY	SPDR S&P MIDCAP 400 ETF TR
MDYG	SPDR S&P 400 MID CAP GROWTH ETF
MDYV	SPDR S&P 400 Mid Cap Value ETF
MEA	METALICO INC
MEAS	MEASUREMENT SPECIALTIES INC
MED	MEDIFAST INC
MEET	MEETME INC
MEG	MEDIA GENERAL INC
MEI	METHODE ELECTRONICS, INC.
MEIL	METHES ENERGIES INTL LTD
MEILW	METHES ENERGIES INTL LTD
MEILZ	METHES ENERGIES INTL LTD

MEIP	MEI PHARMA INC
MELA	MELA SCIENCES INC
MELI	MERCADOLIBRE INC
MEMP	MEMORIAL PRODUCTION PARTNERS LP
MEN	BLACKROCK MUNIENHANCED FD
MENT	MENTOR GRAPHICS CORP
MEOH	METHANEX CORP
MEP	MIDCOAST ENERGY PARTNERS L.P.
MER/PRD	MERRILL LYNCH PFD CAP TR III
MER/PRE	MERRILL LYNCH CAPITAL TR IV
MER/PRF	MERRILL LYNCH PFD CAP TR V
MER/PRK	MERRILL LYNCH CAP TR I
MER/PRM	MERRILL LYNCH CAPITALTR II
MER/PRP	MERRILL LYNCH CAP TR III
MERC	MERCER INTERNATIONAL INC
MERU	MERU NETWORKS INC
MES	MARKET VECTORS-GULF STATES
MET	METLIFE INC
MET/PRA	METLIFE INC
MET/PRB	METLIFE INC
METR	METRO BANCORP INC
MFA	MFA FINANCIAL INCORPORATED
MFA/PRB	MFA FINANCIAL INC 7.50 % (B)
MFC	MANULIFE FINANCIAL CORP
MFD	MACQUARIE/FST TR GLBL INFRS
MFG	MIZUHO FINANCIAL GROUP INC
MFI	MICROFINANCIAL INC
MFL	BLACKROCK MUNIHOLDINGS INVT QUALITY FD
MFLA	IPATH LONG ENHANCED MSCI EAFE INDEX ET
MFLX	MULTI-FINELINE ELECTRONIX
MFM	MFS MUN INCM TR
MFNC	MACKINAC FINANCIAL CORP
MFO	MFA FINANCIAL INC 8% SEN NTS 4/15/42
MFRI	MFRI INC
MFRM	MATTRESS FIRM HOLDING CORP
MFSF	MUTUALFIRST FINCL INC
MFT	BLACKROCK MUNIYIELD INVT QUALITY FD
MFV	MFS SPL VAL TR
MG	MISTRAS GROUP INC
MGA	MAGNA INTL INC
MGAM	MULTIMEDIA GAMES HOLDING COMPANY INC
MGC	VANGUARD MEGA CAP ETF
MGCD	MGC DIAGNOSTICS CORPORATION
MGEE	MGE ENERGY INC
MGF	MFS GOVT MKTS INCM TR
MGH	MINCO GOLD CORP
MGI	MONEYGRAM INTERNATIONAL INC
MGIC	MAGIC SOFTWARE ENTPRS INC
MGK	VANGUARD MEGA CAP GROWTH ETF
MGLN	MAGELLAN HEALTH INC
MGM	MGM RESORTS INTERNATIONAL
MGN	MINES MGMT INC
MGNX	MACROGENICS INC
MGPI	MGP INGREDIENTS INC NEW
MGR	AFFILIATED MANAGERS GP 6.375% NT 8/15/42
MGRC	MCGRATH RENT CORP

MGT	MGT CAPITAL INVESTMENTS INC
MGU	MACQUARIE GLOBAL INFRASTRUCTURE TOT RET
MGV	VANGUARD MEGA CAP VALUE ETF
MGYR	MAGYAR BANCORP INC
MH/PRA	MAIDEN HOLDINGS LTD 8.25% (A)
MHC	2% MINIMUM ON S&P 500
MHD	BLACKROCK MUNIHLDGS FD
MHE	BLACKROCK MASSACHUSETTS TAX EMEMPT TR
MHF	WESTERN ASSET MUNI HIGH INCM FD
MHFI	MCGRAW HILL FINANCIAL INC
MHG	MARINE HARVEST ASA
MHGC	MORGANS HOTEL GROUP CO.
MHH	MASTECH HOLDINGS INC
MHI	PIONEER MUNI HI INCM TR
MHK	MOHAWK INDS INC
MHLD	MAIDEN HLDGS LTD
MHLDO	MAIDEN HOLDINGS LTD 7.25 (B)
MHM	MITT LNK S&P500 7/15
MHN	BLACKROCK MUNIHOLDINGS NY QUALITY FD
MHNA	MAIDEN HLDGS NORTH AMERICA LTD 6/15/41
MHNB	MAIDEN HLDGS NORTH AMER 8% NTS 3/27/42
MHNC	MAIDEN HLDGS NORTH AM 7.75% NTS 12/1/43
MHO	M/I HOMES INC
MHO/PRA	M/I HOMES INC
MHR	MAGNUM HUNTER RES CORP
MHR/PRC	MAGNUM HUNTER RES CORP 10.25
MHR/PRD	MAGNUM HUNTER RESOURCES CORP 8 (D)
MHR/PRE	MAGNUM HUNTER RESOURCES CORP 8% PFD E
MHW	MITTS LINKED TO THE DJ INDUSTRIAL AVRG
MHY	WESTERN ASSET MANG HIGH INC
MIC	MACQUARIE INFRASTRUCTURE CO
MICT	MICRONET ENERTEC TECH INC
MICTW	MICRONET ENERTEC TECHNOLOGIES, INC
MIDD	MIDDLEBY CORP
MIDU	DIREX DLY MID CAP BULL 3X SHARES
MIDZ	DIREXION DLY MID CAP BEAR 3X SHARES
MIE	COHEN & STEERS MLP INCOME & ENERGY OPPOR
MIG	MEADOWBROOK INSURANCE GROUP
MIL	MFC INDUSTRIAL LTD
MILL	MILLER ENERGY RESOURCES INC
MILL/PRC	MILLER ENERGY RESOURCES INC 10.75% PFD C
MILL/PRD	MILLER ENERGY RES PFD 10.5% SER D
MIN	MFS INTER INCM TR
MINC	ADVISORSH NEWFLEET MULTI-SECTOR INC ETF
MIND	MITCHAM INDUSTRIES
MINI	MOBILE MINI INC
MINT	PIMCO ENHANCED SHORT MAT STRATEGY ETF
MITK	MITEK SYSTEMS INC
MITL	MITEL NETWORKS CORPORATION
MITT	AG MORTGAGE INVESTMENT TRUST INC
MITT/PRA	AG MORTGAGE INVESTMENT TR 8.25% (A)
MITT/PRB	AG MORTGAGE INVESTMENT TRUST 8.00% (B)
MIW	Eaton Vance Michigan Muni Bd Fd
MIXT	MIX TELEMATICS LTD
MIY	BLACKROCK MUNIYIELD MICHIGAN QUALITY FD
MJC	3% RUSL 2000 INDX 9/10/14

MJI	BLACKROCK MUNIYIELD NJ QUALITY FD INC
MJN	MEAD JOHNSON NUTRITION CO
MKC	MCCORMICK & CO INC
MKC/V	MCCORMICK & CO INC
MKL	MARKEL CORP HLDG CO
MKSI	MKS INSTRUMENTS INC
MKTO	MARKETO INC
MKTX	MARKETAXESS HLDGS INC
MKZ	MIN CPN PPN DJ-UBS
MLAB	MESA LABS INC
MLHR	MILLER HERMAN INC
MLI	MUELLER INDS INC
MLM	MARTIN MARIETTA MATL INC
MLN	MARKET VECTORS- LONG MUNI
MLNK	MODUS LINK GLOBAL SOLUTION
MLNX	MELLANOX TECHS LTD
MLP	MAUI LAND & PINEAPPLE INC
MLPA	GLOBAL X MLP ETF
MLPC	CTRACKS M/H MLP ETN
MLPG	UBS AG ETRACS AL NAT GAS MLP 7/9/40
MLPI	UBS E-TRACS ALERIAN MLP INFRA 4/2/2040
MLPJ	GLOBAL X JUNIOR MLP ETF
MLPL	UBS AG 2X LEV LONG ETRACS 7/9/40
MLPN	CREDIT SUISSE EQUAL WEIGHT MLP IDX ETN
MLPS	UBS AG 1XMONTHLY SHRT EXCH TRADED
MLPW	UBS AG EXCHANGE TRADED ACCESS SECURITIES
MLPX	GLOBAL X MLP & ENERGY INFRA ETF
MLPY	MORGAN STNLY CUSHING MLP HG INC ETN 3/31
MLR	MILLER INDUSTRIES INC NEW
MLU	METLIFE INC
MLVF	MALVERN BANCORP INC
MM	MILLENNIAL MEDIA INC
MMC	MARSH & MCLENNAN COS INC
MMD	MAINSTAY DEFINEDTERM MUNI OPPORTUNITIES
MMF	MITTS LINKED TO DJ INDUSTRIAL AVERAGE
MMI	MARCUS & MILLICHAP INC
MMLP	MARTIN MIDSTREAM PRTNRS LP
MMM	3M COMPANY
MMP	MAGELLAN MIDSTREAM PARTNERS LP
MMS	MAXIMUS INC
MMSI	MERIT MED SYS INC
MMT	MFS MULTIMARKET INCM TR
MMTM	SPDR S&P 1500 MOMENTUM TILT ETF
MMU	WESTERN ASSET MANG MUNI FUND
MMV	EATON VANCE MASS MUN INCM TR
MMYT	MAKEMYTRIP LIMITED
MN	MANNING & NAPIER INC
MNA	IQ Merger Arbitrage ETF
MNDL	MANDALAY DIGITAL GROUP INC.
MNDO	MIND C T I LTD
MNE	BLACKROCK MUNI NY INTRM DUR
MNGA	MAGNEGAS CORPORATION
MNI	MCCLATCHY CO HLDG CO
MNK	MALLINCKRODT PUBLIC LIMITED CO
MNKD	MANNKIND CORPORATION
MNOV	MEDICINOVA INC

MNP	WESTERN ASSET MUNI PTNRS FD INC
MNR	MONMOUTH REAL ESTATE INVESTMENT CP
MNR/PRA	MONMOUTH REAL ESTATE INVESTMENT CP
MNR/PRB	MONMOUTH REAL ESTATE INVT CORP PFD B
MNRK	MONARCH FINANCIAL HOLDINGS INC
MNRO	MONRO MUFFLER BRAKE INC
MNST	MONSTER BEVERAGE CORPORATION
MNTA	MOMENTA PHARMACEUTICALS INC
MNTG	MTR GAMING GROUP INC
MNTX	MANITEX INTERNATIONAL, INC.
MO	ALTRIA GROUP INC
MOAT	MKT VECTOR WIDE MOAT ETF
MOBI	SKYMOBI LIMITED
MOBL	MOBILEIRON INC
MOC	COMMAND SEC CORP RP
MOCO	MOCON INC
MOD	MODINE MANUFACTURING CO
MODN	MODEL N INC
MOFG	MIDWEST ONE FIN GROUP
MOG/A	MOOG INC
MOG/B	MOOG INC
MOH	MOLINA HEALTHCARE INC
MOL	CDF 2% MIN COUPON BASED ON GOLD
MOM	QUANTSH U.S. MARKET NEUTRAL MOMENTUM
MON	MONSANTO CO NEW
MONT	MONTAGE TECHNOLOGY GROUP LTD
MONY	iShares Financials Bond ETF
MOO	MARKET VECTORS-AGRIBUSINESS
MORL	ETRACS MONTHLY PAY 2XLEV MTG REIT ETN
MORN	MORNINGSTAR INC
MORT	MARKET VECTORS MORTGAGE REIT INCOME ETF
MOS	MOSAIC COMPANY NEW (HOLDING COMPANY)
MOSY	MOSYS, INC
MOV	MOVADO GROUP INC
MOVE	MOVE INC NEW
MP/PRD	MISSISSIPPI PWR CO
MPA	BLACKROCK MUNIYIELD PA QUALITY FD
MPAA	MOTORCAR PTS AMR INC
MPB	MID PENN BANCORP INC
MPC	MARATHON PETROLEUM CORP
MPEL	MELCO CROWN ENTMT LTD
MPET	MAGELLAN PETROLEUM CORP
MPLX	MPLX L P
MPO	MIDSTATES PETROLEUM CO INC
MPV	BABSON CAPITAL PARTICIPATION INVESTORS
MPW	MEDICAL PROPERTIES TRUST INC
MPWR	MONOLITHIC POWER SYS INC
MPX	MARINE PRODUCTS CORP
MQT	BLACKROCK MUNIYLD QUALITY FD II
MQY	BLACKROCK MUNIYLD QUALITY FD
MR	MINDRAY MED INTL LTD
MRC	MRC GLOBAL INC
MRCC	MONROE CAPITAL CORPORATION
MRCY	MERCURY SYSTEMS INC
MRD	MEMORIAL RESOURCE DEVELOPMENT CORP
MRF	AMERICAN INCOME FUND INC

MRGE	MERGE HEALTHCARE INC
MRGR	PROSHARES MERGER ETF
MRH	MONTPELIER RE HOLDINGS LTD
MRH/PRA	MONTPELIER RE HOLDINGS LTD 8.875% PFD A
MRIN	MARIN SOFTWARE INC
MRK	MERCK & CO INC
MRKT	MARKIT LTD
MRLN	MARLIN BUSINESS SERVICES CORP
MRO	MARATHON OIL CORP
MRTN	MARTEN TRANS LTD
MRTX	MIRATI THERAPEUTICS INC
MRVC	MRV COMMUNICATIONS INC
MRVL	MARVELL TECHNOLOGY GRP LTD
MS	MORGAN STANLEY
MS/PRA	MORGAN STANLEY
MS/PRE	MORGAN STANLEY (E)
MS/PRF	MORGAN STANLEY (F)
MS/PRG	MORGAN STANLEY 6.625% (G)
MSA	MSA SAFETY INC
MSB	MESABI TR
MSBF	MSB FINANCIAL CORP
MSC	MITTS LINKED TO THE DJIA 5/29/15
MSCA	MAIN STREET CAPITAL CP 6.125% NTS 4/1/23
MSCC	MICROSEMI CORP
MSCI	MSCI INC
MSD	MORGAN ST EMRG MKT DEBT FD
MSEX	MIDDLESEX WTR CO
MSF	MORGAN ST EMRG MKT FD INC
MSFG	MAINSOURCE FINANCIAL GROUP INC
MSFT	MICROSOFT CORP
MSG	MADISON SQUARE GARDEN COMPANY (THE)
MSI	MOTOROLA SOLUTIONS INC
MSJ	MORGAN STANLEY CAP
MSK	MORGAN STANLEY CAP TR VIII
MSL	MIDSOUTH BANCORP INC
MSLI	MERUS LABS INTL INC NEW
MSM	MSC INDUSTRIAL DIRECT CO INC
MSN	EMERSON RADIO CORP
MSO	MARTHA STEWART LIVING OMNI
MSON	MISONIX INC
MSP	MADISON STRATEGIC SEC PRE FD
MSTR	MICROSTRATEGY INC
MSTX	MAST THERAPEUTICS INC
MSZ	MORGAN STANLEY CAP TR VII
MT	ARCELORMITTAL
MTB	M & T BANK CORP
MTB/PR	M&T BANK CORP PFD SER A FIX RT
MTB/PRC	M&T BANK CORP PFD SER C FIX RT
MTB/WS	M&T BANK CORP WTS 12/23/18
MTCN	ARCELORMITTAL 6% NTS 1/15/16
MTD	METTLER TOLEDO INTL INC
MTDR	MATADOR RESOURCES CO
MTEX	MANNATECH INCORPORATED
MTG	MGIC INVT CORP WIS P
MTGE	AMERICAN CAPITAL MTG INVEST CORP
MTGEP	AMERICAN CAP MTG INV COR 8.125% SR A

MTH	MERITAGE HOMES CORPORATION
MTK	SPDR MORGAN STANLEY TECH
MTL	MECHEL OAO
MTL/PR	MECHEL OAO
MTN	VAIL RESORTS INC
MTOR	MERITOR INC
MTR	MESA ROYALTY TRUST
MTRN	MATERION CORP
MTRX	MATRIX SVC CO
MTS	MONTGOMERY STR INCM SECS
MTSC	MTS SYS CORP
MTSI	M/A-COM TECHNOLOGY SOLUTIONS HLDGS INC
MTSL	MER TELEMGMNT SOLU
MTSN	MATTSON TECHNOLOGY INC
MTT	WEST ASSET MUNI DEF OPP TR INC
MTU	MITSUBISHI UFJ FINANCIAL GRP, INC.
MTUM	ISHARES MSCI USA MOMENTUM FACTOR ETF
MTW	MANITOWOC COMPANY INC
MTX	MINERAL TECH INC
MTY	CITIGROUP FDG INC 8/11/14
MTZ	MASTEC INC (FL)
MU	MICRON TECH INC
MUA	BLACKROCK MUNIASSETS FUND
MUAC	iShares 2014 AMT-Free Muni Term ETF
MUAD	iShares 2015 AMT-Free Muni Term ETF
MUAE	iShares 2016 AMT-Free Muni Term ETF
MUAF	iShares 2017 AMT-Free Muni Term ETF
MUAG	iShares 2018 AMT-Free Muni Term ETF
MUAH	ISHARES 2019 AMT-FREE MUNI TERM
MUB	iShares National AMT-Free Muni Bond ETF
MUC	BLACKROCK MUNIHOLDINGS CALIF QUALITY FD
MUE	BLACKROCK MUNIHOLDINGS QUALITY FD II
MUH	BLACKROCK MUNIHLDGS FD II
MUI	BLACKROCK MUNI INTERM DURATION
MUJ	BLACKROCK MUNIHOLDINGS NJ QUALITY FD
MUK	CITIGROUP FDG INC 8/11/14
MUNI	PIMCO INTERMED MUNI BOND STRAT ETF
MUR	MURPHY OIL CORP
MUS	BLACKROCK MUNIHOLDINGS QUALITY FD INC
MUSA	MURPHY USA INC
MUX	MCEWEN MINING INC
MVC	MVC CAPITAL INC
MVCB	MVC CAPITAL INC 7.25% SNR NTS 1/15/23
MVF	BLACKROCK MUNIVEST FUND INC
MVG	MAG SILVER CORP
MVIS	MICROVISION INC
MVNR	MAVENIR SYSTEMS INC
MVO	MV OIL TRUST
MVT	BLACKROCK MUNIVEST FD II INC
MVV	PROSHARES MIDCAP 400 ULTRA
MW	MEN'S WEARHOUSE (THE)
MWA	MUELLER WATER PRODUCTS, INC
MWE	MARKWEST ENERGY PTNRS LP
MWG	MORGAN STANLEY CAPITAL TR IV
MWIV	MWI VETERINARY SUPPLY INC
MWO	MORGAN STANLEY CAPITAL TR V

MWR	MORGAN STANLEY CAPITAL TR III
MWRX	MERGEWORTHRX CORP
MWV	MEADWESTVACO CORP
MWW	MONSTER WORLDWIDE INC
MX	MAGNACHIP SEMICONDUCTOR CORP NEW
MXA	MINNESOTA MUNI INCM PTFL INC
MXC	MEXCO ENERGY CORP
MXE	MEXICO EQUITY & INCOME FUND
MXF	MEXICO FD INC
MXI	iShares Global Materials ETF
MXIM	MAXIM INTEGRATED PRODS INC
MXL	MAXLINEAR INC
MXN	FIRST AMER MN MUN INCM FD II
MXT	MAXCOM TELECOMUNICACIONES SA
MXWL	MAXWELL TECHNOLOGIES INC
MY	CHINA MING YANG WIND POWER GROUP LTD
MYC	BLACKROCK MUNIYIELD CALIF FD
MYCC	CLUBCORP HOLDINGS INC
MYD	BLACKROCK MUNIYIELD FD INC
MYE	MYERS INDS INC
MYF	BENEFICIAL INTT OF BLACKROCK MUNI
MYGN	MYRIAD GENETICS INC
MYI	BLACKROCK MUNIYIELD QUALITY FD III
MYJ	BLACKROCK MUNIYIELD NJ FD INC
MYL	MYLAN INC
MYM	BLACKROCK MUNIYIELD MICHIGAN QUALITY II
MYN	BLACKROCK MUNIYIELD NEW YORK QUALITY FD
MYRG	MYR GROUP, INC.
MYY	PROSHARES SHORT MIDCAP 400
MZA	BLACKROCK MUNIYIELD AZ FD INC
MZF	MANAGED DURATION INVT GRADE MUNI FD
MZOR	MAZOR ROBOTICS LTD
MZZ	PROSHARES ULTRASHORT MCAP400
N	NETSUITE INC
NAC	NUVEEN CALIF DIV ADV MUN FD
NAD	NUVEEN DIV ADV MUNI FUND
NADL	NORTH ATLANTIC DRILLING LTD
NAGS	TEUCRIUM NATURAL GAS FUND
NAII	NATURAL ALTERNATIVES INTL
NAK	NORTHERN DYNASTY MNLS LTD
NAN	NUVEEN NY DIV ADV MUNI FUND
NANO	NANOMETRICS INC
NAO	NORDIC AMERICAN OFFSHORE LTD
NASB	NASB FINANCIAL INC
NASH	NASHVILLE AREA ETF
NAT	NORDIC AMERICAN TANKERS LTD
NATH	NATHAN'S FAMOUS INC
NATI	NATIONAL INSTRUMENTS CORP
NATL	NATIONAL INTERSTATE CORP
NATR	NATURE'S SUNSHINE PRODUCTS
NAUH	Natl American Univ Hldgs Inc.
NAV	NAVISTAR INTL CORP
NAV/PRD	NAVISTAR INTL CORP
NAVB	NAVIDEA BIOPHARMACEUTICALS INC
NAVG	NAVIGATORS GRP INC
NAVI	NAVIENT CORPORATION

NAZ	NUVEEN ARIZONA PREMIUM INCOME MUNI FD
NBB	NUVEEN BUILD AMERICA BOND FD
NBBC	NEWBRIDGE BANCORP
NBCB	FIRST NBC BANK HOLDING COMPANY
NBD	NUVEEN BUILD AMERICA BOND OPPORTUNITY FD
NBG	NATIONAL BANK OF GREECE S A
NBG/PRA	NAT BANK OF GREECE SA
NBH	NEUBERGER BERMAN INTMDT FD
NBHC	NATIONAL BANK HOLDINGS CORPORATION
NBIX	NEUROCRINE BIOSCIENCES INC
NBL	NOBLE ENERGY INC
NBN	NORTHEAST BANCORP
NBO	NEUBERGER BERMAN NY INTMDT
NBR	NABORS INDUSTRIES LIMITED NEW
NBS	NEOSTEM INC
NBTB	N B T BANCORP INC
NBTF	NB&T FINACIAL GRP INC
NBW	NEUBERGER BERMAN CA INT MDT
NBY	NOVABAY PHARMACEUTICAL INC
NC	NACCO INDS INC
NCA	NUVEEN CA MUN VAL FD INC
NCB	NUVEEN CALIF MUNI VAL FD 2
NCBC	NEW CENTRY BANCORP INC
NCFT	NORCRAFT COMPANIES INC
NCI	NAVIGANT CONSULTING INC.
NCIT	NCI INCORPORATED
NCLH	NORWEGIAN CRUISE LINE HOLDINGS LTD
NCMI	NATIONAL CINEMEDIA INC
NCQ	NOVACOPPER INC
NCR	NCR CORP
NCS	NCI BUILDING SYSTEMS INC
NCT	NEWCASTLE INVT CORP
NCT/PRB	NEWCASTLE INVT CORP
NCT/PRC	NEWCASTLE INVESTMENT CORP
NCT/PRD	NEWCASTLE INVT CORP
NCTY	THE9 LIMITED
NCV	ALLIANZGI CONVERTIBLE & INCOME FD
NCZ	ALLIANZGI CONVERTIBLE & INCOME FD II
NDAQ	NASDAQ OMX GROUP INC (THE)
NDLS	NOODLES & COMPANY (A)
NDP	TORTOISE ENERGY INDEPENDENCE FD INC
NDRO	ENDURO ROYALTY TRUST
NDSN	NORDSON CORP
NDZ	NORDION INC
NE	NOBLE CORPORATION (NEW) UK
NEA	NUVEEN AMT-FREE MUNICIPAL INCOME FUND
NEAR	ISHARES SHORT MATURITY BOND ETF
NECB	NORTHEAST CMNTY BANCORP
NED	NOAH EDUCATION HLDGS
NEE	NEXTERA ENERGY INC
NEE/PRC	FPL GROUP CAPITAL TRUST I
NEE/PRG	NEXTERA ENERGY CAP HLDGS INC 3/1/72
NEE/PRH	NEXTERA ENERGY CAP HLD 5.625% DB 6/15/72
NEE/PRI	NEXTERA ENERGY CAP HLD 5.125% DB 11/15/72
NEE/PRJ	NEXTERA ENERGY CAPITAL HOLDINGS, INC. SERIES J
NEE/PRO	NEXTERA ENERGY INC UNITS 9/1/15

NEE/PRP	NEXTERA ENERGY INC.
NEM	NEWMONT MINING CORP HLDG CO
NEN	NEW ENGLAND FLTY ASSOC LTD
NEO	NEOGENOMICS INC
NEOG	NEOGEN CORP
NEON	NEONODE INC.
NEPT	NEPTUNE TECH & BIORESOURCE
NES	NUVERRA ENVIRONMENTAL SOLUTIONS INC
NETE	NET ELEMENT INC
NEU	NEWMARKET CORP (HLDG CO)
NEV	NUVEEN ENHANCED MUNI VALUE
NEWL	NEWLEAD HOLDINGS LTD
NEWM	NEW MEDIA INVESTMENT GROUP INC
NEWP	NEWPORT CORP
NEWS	NEWSTAR FINANCIAL INC.
NEWT	NEWTEK BUSINESS SERVICES INC
NFBK	NORTHFIELD BANCORP INC
NFEC	NF ENERGY SAVING CORP
NFG	NATIONAL FUEL GAS CO NJ
NFJ	ALLIANZGI NFJ DIV INT & PREMIUM STRGY
NFLX	NETFLIX INC
NFO	Guggenheim Insider Sentiment ETF
NFRA	FLEXSHARES STOXX GLOBAL BROAD INFRA INDX
NFX	NEWFIELD EXPLORATION CO
NG	NOVAGOLD RESOURCES INC NEW
NGD	NEW GOLD INC
NGE	GLOBAL X NIGERIA INDEX ETF
NGG	NATIONAL GRID PLC
NGHC	NATIONAL GENERAL HLDGS CORP
NGL	NGL ENERGY PARTNERS LP
NGLS	TARGA RESOURCES PTNRS LP
NGPC	NGP CAPITAL RESOURCES CO
NGS	NATURAL GAS SERVICES GRP INC
NGVC	NATURAL GROCERS BY VITAMIN COTTAGE INC
NHC	NATIONAL HEALTHCARE CP
NHC/PRA	NATIONAL HEALTHCARE CORP
NHF	NEXPOINT CREDIT STRATEGIES FUND
NHI	NATIONAL HEALTH INVTS
NHS	NEUBERGER BERMAN HI YLD STRA NEW
NHTB	NEW HAMPSHIRE THRIFT BNCSHRS
NI	NISOURCE INC HLDG CO
NIB	IPATH DJ-UBS COCOA
NICE	NICE SYSTEMS LIMITED ADR
NICK	NICHOLAS FINANCIAL INC
NID	NUVEEN INTERMEDIATE DURATION MUNI TRM FD
NIE	ALLIANZGI EQUITY & CONVERTIBLE INCOME FD
NIHD	NII HOLDINGS INC
NILE	BLUE NILE INC
NIM	NUVEEN SELECT MAT MUN FD
NINI	IPATH PURE BETA NICKEL ETN
NIO	NUVEEN MUNICIPAL OPPORTUNITY FD INC
NIQ	NUVEEN INTERMEDIATE DURATION QUAL MUNI
NJ	NIDEC CORP
NJR	NJ RES CORP
NJV	NUVEEN N J MUNI VALUE FUND
NKA	NISKA GAS STORAGE PARTNERS LLC

NKE	NIKE INC
NKG	NUVEEN GEORGIA DIV ADVANTAGE MUNI FD 2
NKSH	NATIONAL BANKSHARES INC VA
NKTR	NEKTAR THERAPEUTICS
NKX	NUVEEN CALIFORNIA AMT-FREE MUNI INCM FD
NKX/PRC	NUVEEN CALIF AMT-FREE MUNI 2% PFD 2015
NKY	MAXIS NIKKEI 225 INDEX FUND
NL	NL INDS INC
NLNK	NEWLINK GENETICS CORPORATION
NLR	Market Vect Uranium+Nuclear Energy ETF
NLS	NAUTILUS INC
NLSN	NIELSEN N. V.
NLST	NETLIST INC
NLY	ANNALY CAPITAL MANAGEMENT
NLY/PRA	ANNALY CAP MANAGEMENT INC.
NLY/PRC	ANNALY CAPITAL MGMT INC (C) 7.625% PFD C
NLY/PRD	ANNALY CAP MANAGEMENT INC 7.50% (D)
NM	NAVIOS MARITIME HLDGS INC
NM/PRG	NAVIOS MARITIME HOLDINGS INC 8.75% (G)
NMA	NUVEEN MUN ADVANTAGE FD INC
NMBL	NIMBLE STORAGE INC
NMFC	NEW MOUNTAIN FINANCE CORP
NMI	NUVEEN MUN INCM FD INC
NMIH	NMI HOLDINGS INC (A)
NMK/PRB	NIAGARA MOHAWK PWR CORP
NMK/PRC	NIAGARA MOHAWK PWR CORP
NML	NEUBERGER BERMAN MLP INCOME FUND INC
NMM	NAVIOS MARITIME PARTNERS L.P
NMO	NUVEEN MUN MKT OPP FD
NMR	NOMURA HOLDINGS INC
NMRX	NUMEREX CORP
NMT	NUVEEN MA PRE INC MUN FD
NMY	NUVEEN MARYLAND PREM INCM MU
NMZ	NUVEEN MUNI HI INC OPPTY FD
NNA	NAVIOS MARITIME ACQ CORP
NNBR	NN INC
NNC	NUVEEN N C PREM INCM MUN FD
NNI	NELNET INC
NNJ	NUVEEN NJ PREM INCM MUNI FD
NNN	NATIONAL RETAIL PROPERTIES INC
NNN/PRD	NATIONAL RETAIL PROPERTIES INC
NNN/PRE	NATIONAL RETAIL PROPERTIES 5.7% PFD E
NNP	NUVEEN NY PERFORM PLUS MUN
NNVC	NANOVIRICIDES INC
NNY	NUVEEN NY MUN VALUE FUND
NOA	NORTH AMERICAN ENERGY PART
NOAH	NOAH HOLDINGS LTD
NOBL	PROSHARES S&P 500 ARISTOCRATS ET
NOC	NORTHROP GRUMMAN CORP
NOG	NORTHERN OIL & GAS INC
NOK	NOKIA CORP
NOM	NUVEEN MISS PREM INC MUN FD
NOM/PRC	NUVEEN MISSOURI PREMIUM INCOME MUNI FD
NOR	NORANDA ALUMINUM HOLDING CORP
NORD	NORD ANGLIA EDUCATION INC
NORW	GLOBAL X FTSE NORWAY 30 ETF

NOV	NATIONAL OILWELL VARCO INC
NOVB	NORTH VALLEY BANCORP
NOW	SERVICENOW INC
NP	NEENAH PAPER INC
NPBC	NATIONAL PA BANCSHARES INC
NPD	CHINA NEPSTAR CHAIN DRUGSTRE
NPF	NUVEEN PREM MUNI INC FD INC
NPI	NUVEEN PREMIUM INCM MUN FD
NPK	NATIONAL PRESTO INDS INC
NPM	NUVEEN PREM INCOME MUN FD 2
NPN	NUVEEN PA MUNI VAL FUND
NPO	ENPRO INDUSTRIES INC
NPP	NUVEEN PERFORM PLUS MUN FD
NPSP	NPS PHARMACEUTICALS
NPT	NUVEEN PREM INCM MUNI FD IV
NPTN	NEOPHOTONICS CORP
NPV	NUVEEN VA PRE INCM MUN FD
NQ	NQ MOBILE INC
NQI	NUVEEN QUALITY MUNICIPAL FD INC
NQJ	NUVEEN NJ INVT QUALITY
NQM	NUVEEN INVT QUALITY MUNI
NQP	NUVEEN PA INVT QUALITY MUNI FND
NQS	NUVEEN SELECT QUAL MUNI
NQU	NUVEEN QUALITY MUNI FD
NR	NEWPARK RESOURCES INC
NRCIA	NATIONAL RESEARCH CORPORATION (A)
NRCIB	NATIONAL RESEARCH CORP (B)
NRF	NORTHSTAR REALTY FIN CORP
NRF/PRA	NORTHSTAR REALTY FIN CORP
NRF/PRB	NORTHSTAR REALTY FIN CORP
NRF/PRC	NORTHSTAR REALTY FINANCE CORP8.875% (C)
NRF/PRD	NORTHSTAR REALTY FINANCE 8.5% PFD SER D
NRF/PRE	NORTHSTAR REALTY FINANCE 8.75% PFD E
NRG	NRG ENERGY INC
NRIM	NORTHRIM BANCORP INC
NRK	NUVEEN NY AMT-FREE MUNICIPAL INCM FD
NRO	NEUBERGER BERMAN REAL EST
NRP	NATURAL RES PARTNERS L P
NRT	NORTH EUROPEAN OIL RLTY TR
NRX	NEPHROGENEX INC
NRZ	NEW RESIDENTIAL INVESTMENT CORP
NS	NUSTAR ENERGY LP
NSC	NORFOLK SOUTHERN CORP
NSEC	NATIONAL SEC GRP CORP
NSH	NUSTAR GP HOLDINGS LLC
NSIT	INSIGHT ENTERPRISES INC
NSL	NUVEEN SENIOR INCOME FUND
NSLP	NEW SOURCE ENERGY PARTNERS L P
NSM	NATIONSTAR MORTGAGE HOLDINGS INC
NSP	INSPERITY INC
NSPH	NANOSPHERE INC
NSPR	INSPIREMD INC
NSR	NEUSTAR INC
NSS	NUSTAR LOGISTICS LP 7.625% NTS 1/15/43
NSSC	NAPCO SEC TECH INC
NSTG	NANOSTRING TECHNOLOGIES INC

NSU	NEVSUN RESOURCES LTD
NSYS	NORTECH SYSTEMS INC
NTAP	NETAPP INC
NTC	NUVEEN CONN PREM INCM MUN FD
NTCT	NETSCOUT SYSTEMS INC
NTES	NETEASE INC
NTG	TORTOISE MLP FUND INC
NTGR	NETGEAR INC
NTI	NORTHERN TIER ENERGY LP
NTIC	NORTHERN TECH INTL CORP
NTK	NORTEK INC
NTL	NORTEL INVERSORA SA
NTLS	NTELOS HOLDINGS CORP
NTN	NTN BUZZTIME INC
NTP	NAM TAI PROPERTY INC
NTRI	NUTRISYSTEM INC
NTRS	NORTHERN TRUST CORP
NTT	NIPPON TELEGRAPH&TELEPHNE CP
NTWK	NETSOL TECHNOLOGIES INC
NTX	NUVEEN TX QUAL INC MUNI FD
NTX/PRC	NUVEEN TEXAS QUALITY INCOME MUNICIPAL FD
NTZ	NATUZZI S P A
NU	NORTHEAST UTILITIES
NUAN	NUANCE COMMUNICATIONS INC
NUCL	ISHARES GLOBAL NUCLEAR ENERGY ETF
NUE	NUCOR CORP
NUGT	DIREXION DAILY GOLD MINERS BULL 3X SHARE
NUJ	NUVEEN NJ DIV ADV MUN FD 2
NUJ/PRC	NUVEEN NJ DIVIDEND ADVANTAGE MUNI FD 2
NUM	NUVEEN MICHIGAN QUALITY INCOME MUNI FD
NUO	NUVEEN OHIO QUALITY INCOME MUNICIPAL FD
NURO	NEUROMETRIX INC
NUS	NU SKIN ENTERPRISES INC
NUTR	NUTRACEUTICAL INTL CORP
NUV	NUVEEN MUN VALUE FUND INC
NUVA	NUVASIVE INC
NUW	NUVEEN AMT-FREE MUNICIPAL VALUE FD
NVAX	NOVAVAX INC
NVCN	NEOVASC INC
NVDA	NVIDIA CORP
NVDQ	NOVADAQ TECHNOLOGIES INC
NVEC	NVE CORPORATION NEW
NVEE	NV5 HLDGS INC
NVEEW	NV5 HLDGS INC 3/27/18
NVFY	NOVA LIFESTYLE INC
NVG	NUVEEN DIV ADV MUNI INC FUND
NVGN	NOVOGEN LIMITED
NVGS	NAVIGATOR HOLDINGS LTD
NVMI	NOVA MEASURING INSTRUMENTS
NVO	NOVO NORDISK A S
NVR	NVR INC
NVS	NOVARTIS AG
NVSL	NAUGATUCK VALLEY FINANCIAL CORP
NVTL	NOVATEL WIRELESS INC NEW
NVX	NUVEEN CALIF DIV ADV MUN FD2
NW/PRC	NATIONAL WESTMINSTER BK PLC

NWBI	NORTHWEST BANCSHARES INC
NWBO	NORTHWEST BIOTHERAPEUTICS INC
NWBOW	NORTHWEST BIOTHERAPEUTICS INC
NWE	NORTHWESTERN CORPORATION
NWFL	NORWOOD FINANCIAL CORP
NWHM	THE NEW HOME COMPANY INC
NWL	NEWELL RUBBERMAID INC
NWLI	NATIONAL WESTN LIFE INS CO
NWN	NORTHWEST NAT GAS CO
NWPX	NORTHWEST PIPE COMPANY
NWS	NEWS CORPORATION (B)
NWSA	NEWS CORPORATION
NWY	NEW YORK & CO INC
NX	QUANEX BLDG PRODS CORP
NXC	NUVEEN CALIF SEL TF INCM PTFL
NXJ	NUVEEN NJ DIV ADV MUN FD
NXK	NUVEEN NY DIV ADV MUN FD 2
NXN	NUVEEN NY SLCT TX FR INCM PTL
NXP	NUVEEN SELECT TAX FREE INCM
NXPI	NXP SEMICONDUCTOR N.V
NXQ	NUVEEN SELECT TX FR INCM PTL
NXR	NUVEEN SELECT TAX FREE INCM PTL 3
NXST	NEXSTAR BROADCASTING GRP INC
NXTM	NXSTAGE MEDICAL INC
NXZ	NUVEEN DIV ADV MUN FD 2
NY	iShares NYSE 100 ETF
NYC	iShares NYSE Composite ETF
NYCB	NEW YORK COMMNTY BANCORP INC
NYCB/PRU	NEW YORK COMMUNITY CAP TR V
NYCC	POWERSHARES NYSE CENTURY PORTFOLIO
NYF	iShares New York AMT-Free Muni Bond ETF
NYH	Eaton Vance NY Muni Bd Fund II
NYLD	NRG YIELD INC
NYMT	NEW YORK MORTGAGE TR INC NEW
NYMTP	NEW YORK MORTGAGE TRUST INC 7.75% (A)
NYMX	NYMOX PHARMACEUTICAL CORP
NYNY	EMPIRE RESORTS INC
NYRT	NEW YORK REIT INC
NYT	NEW YORK TIMES CO
NYV	NUVEEN N Y MUNI VAL FUND 2
NZF	NUVEEN DIV ADV MUN FD 3
NZH	NUVEEN CAL DIV ADV MUN FD 3
O	REALTY INCOME CORPORATION
O/PRE	REALTY INCOME CORP
O/PRF	REALTY INCOME CORP 6.625% PFD CL F
OABC	OMNIAMERICAN BANCORP INC
OAK	OAKTREE CAPITAL GROUP LLC
OAKS	FIVE OAKS INVESTMENT CORP
OAKS/PRA	FIVE OAKS INVESTMENT CORP 8.75% PFD A
OAS	OASIS PETROLEUM INC NEW
OB	ONEBEACON INS GROUP LTD
OBAF	OBA FINANCIAL SERVICES INC
OBAS	OPTIBASE LTD
OBCI	OCEAN BIO CHEM INC
OC	OWENS CORNING INC
OCC	OPTICAL CABLE CORP

OCFC	OCEANFIRST FINANCIAL CORP
OCIP	OCI PARTNERS LP
OCIR	OCI RESOURCES LP
OCLR	OCLARO INC
OCLS	OCULUS INNOVATIVE SCIENCES
OCN	OCWEN FINANCIAL CP
OCR	OMNICARE INC
OCR/PRA	OMNICARE CAP TR I
OCR/PRB	OMNICARE CAP TR II
OCRX	OCERA THERAPEUTICS INC
ODC	OIL DRI CORP
ODFL	OLD DOMINION FREIGHT LINE
ODP	OFFICE DEPOT INC
OEF	iShares S&P 100 ETF
OEH	ORIENT EXPRESS HOTELS LTD
OESX	ORION ENERGY SYSTEMS INC
OFC	CORPORATE OFFICE PPTS TR
OFC/PRL	CORPORATE OFFICE PROPERTIES TR PFD L
OFED	OCONEE FEDERAL FINANCIAL CORP
OFG	OFG BANCORP
OFG/PRA	OFG BANCORP 7.125% PFD SER A
OFG/PRB	OFG BANCORP 7% PFD SER B
OFG/PRD	OFG BANCORP 7.125% PFD SER D
OFIX	ORTHOFIX INTL NV
OFLX	OMEGA FLEX INC
OFS	OFS CAPITAL CORPORATION
OGCP	EMPIRE STATE REALTY OP LP SER 60 UNITS
OGE	OGE ENERGY CORP
OGEN	ORAGENICS INC
OGS	ONE GAS INC
OGXI	ONCOGENEX PHARMACEUTICALS INC
OHI	OMEGA HEALTHCARE INVS INC
OHRP	OHR PHARMACEUTICAL INC
OI	OWENS-ILLINOIS INC
OIA	INVESCO MUNI INCOME OPPORTUNITIES TR
OIBR	OI S A
OIBR/C	OI SA-ADR
OIH	MKT VECTORS OIL SERVICES ETF
OII	OCEANEERING INTL INC
OIIM	O2MICRO INTERNATIONAL LTD
OIL	IPATH ETN LNK CRUDE OIL TR
OILT	OILTANKING PARTNERS L.P.
OINK	TIANLI AGRITECH INC
OIS	OIL STATES INTERNATIONAL INC
OKE	ONEOK INC NEW
OKS	ONEOK PARTNERS LP
OKSB	SOUTHWEST BANCORP INC
OLBK	OLD LINE BANCSHARES INC (MD)
OLED	UNIVERSAL DISPLAY CORP
OLEM	IPATH PURE BETA CRUDE OIL ETN 4/18/41
OLN	OLIN CORP
OLO	PWRSH DB CRUDE OIL LONG
OLP	ONE LIBERTY PPTYS INC
OMAB	GRUPO AEROPORTUARIO DEL CENT
OMC	OMNICOM GRP INC
OMCL	OMNICELL INC

OME	OMEGA PROTEIN CORP
OMED	ONCOMED PHARMACEUTICALS INC
OMER	OMEROS CORPORATION
OMEX	ODYSSEY MARINE EXPLORATION I
OMG	OM GROUP INC
OMI	OWENS & MINOR INC HLDG CO
OMN	OMNOVA SOLUTIONS INC
ONB	OLD NATIONAL BANCORP
ONCY	ONCOLYTICS BIOTECH INC
ONE	HIGHER ONE HOLDINGS INC
ONEF	RUSSELL ETF-RUSSELL EQUITY ETF
ONEK	SPDR RUSSELL 1000 ETF
ONEQ	FIDELITY NASDAQ COMP IDX FD
ONFC	ONEIDA FINANCIAL CORP
ONG	IPATH PURE BETA ENERGY ETN 4/18/41
ONNN	ON SEMICONDUCTOR CORP
ONP	ORIENT PAPER INC
ONTX	ONCONOVA THERAPEUTICS INC
ONTY	ONCOTHYREON INC
ONVI	ONVIA INC
ONVO	ORGANOVO HOLDINS INC
OPB	OPUS BANK
OPEN	OPENTABLE INC
OPHC	OPTIMUMBANK HOLDINGS INC
OPHT	OPHTHOTECH CORPORATION
OPK	OPKO HEALTH INC
OPLK	OPLINK COMMUNICATION INC
OPOF	OLD POINT FINL CORP
OPTT	OCEAN POWER TECH INC.
OPWR	OPOWER INC
OPXA	OPEXA THERAPEUTICS INC
OPY	OPPENHEIMER HOLDINGS INC
ORA	ORMAT TECHNOLOGIES INC
ORAN	ORANGE
ORB	ORBITAL SCIENCES CORP
ORBC	ORBCOMM INC
ORBK	ORBOTECH LTD
ORBT	ORBIT INTL CORP
ORC	ORCHID ISLAND CAPITAL INC
ORCL	ORACLE CORPORATION
OREX	OREXIGEN THERAPEUTICS
ORI	OLD REP INTL CORP
ORIG	OCEAN RIG UDW INC
ORIT	ORITANI FINANCIAL CORP NEW
ORLY	O'REILLY AUTOMOTIVE INC
ORM	OWENS REALTY MORTGAGE, INC
ORMP	ORAMED PHARMACEUTICALS INC
ORN	ORION MARINE GROUP INC
ORRF	ORRSTOWN FINL SVCS INC
OSBC	OLD SECOND BANCORP INC
OSBCP	OLD SECOND CAPITAL TRUST I
OSHC	OCEAN SHORE HOLDING CO
OSIR	OSIRIS THERAPEUTICS INC
OSIS	OSI SYSTEMS INC
OSK	OSHKOSH CORPORATION
OSM	SLM CORP SER A MED TRM NTS 3/15/17

OSMS	BARCLAYS OFI STEELPATH MLP ETN
OSN	OSSEN INNOVATION CO LTD
OSTK	OVERSTOCK.COM
OSUR	ORASURE TECHNOLOGIES INC
OTEL	OTELCO INC
OTEX	OPEN TEXT CORP
OTIV	ON TRACK INNOVATION
OTTR	OTTER TAIL CORPORATION
OUNZ	MERK GOLD TRUST
OUTR	OUTERWALL INC
OVAS	OVASCIENCE INC
OVBC	OHIO VALLEY BANC CORP
OVLY	OAK VALLEY BANCORP
OVRL	OVERLAND STORAGE INC
OVTI	OMNIVISION TECHNOLOGIES INC
OWW	ORBITZ WORLDWIDE, INC.
OXBR	OXBRIDGE RE HOLDINGS LIMITED
OXBRW	OXBRIDGE RE HOLDINGS LIMITED
OXBT	OXYGEN BIOTHERAPEUTICS INC
OXF	OXFORD RESOURCE PARTNERS LP
OXFD	OXFORD IMMUNOTEC GLOBAL PLC
OXGN	OXIGENE INC
OXLC	OXFORD LANE CAPITAL CORP
OXLCN	OXFORD LANE CAPITAL CORP 8.125%
OXLCO	OXFORD LANE CAPITAL CORP 7.50 SR 2023
OXLCP	OXFORD LANE CAPITAL CORP
OXM	OXFORD INDS INC
OXY	OCCIDENTAL PETE CORP
OZM	OCH-ZIFF CAP MANAGEMENT GRP
OZRK	BANK OF THE OZRKS
P	PANDORA MEDIA INC
PAA	PLAINS ALL AMERN PIPELINE LP
PAAS	PAN AMERICAN SILVER CORP
PAC	GRUPO AEROPORTUARIO
PACB	PACIFIC BIOSCIENCES OF CALIFORNIA INC
PACD	PACIFIC DRILLING S A LUXEMBOURG
PACW	PACWEST BANCORP
PAF	POWER SH FTSE RAFI A/P EX JP
PAG	PENSKE AUTOMOTIVE GR INC
PAGG	PWRSH GLOBAL AGRI PTF
PAGP	PLAINS GP HOLDINGS L P
PAH	PLATFORM SPECIALTY PRODUCTS CORP
PAHC	PHIBRO ANIMAL HEALTH CORPORATION
PAI	WESTERN ASSET INCOME FUND
PAL	NORTH AMERICAN PALLADIUM
PALL	ETFS PHYSICAL PALLADIUM SHARES
PAM	PAMPA ENERGIA S A
PANW	PALO ALTO NETWORKS INC
PAR	PAR TECHNOLOGY CORP
PARN	PARNELL PHARMACEUTICALS HOLDINGS LTD
PATK	PATRICK INDS INC
PATR	PATRIOT TRANSPORTATION HLDG
PAY	VERIFONE SYSTEMS INC
PAYC	PAYCOM SOFTWARE INC
PAYX	PAYCHEX INC
PB	PROSPERITY BANCSHARES INC

PBA	PEMBINA PIPELINE CORP
PBCP	POLONIA BANCORP INC
PBCT	PEOPLE'S UNITED FINL INC
PBD	POWERSH GL CLEAN ENE PTF
PBE	POWERSHARES DYN BIOTECH&GEN
PBF	PBF ENERGY INC
PBFX	PBF LOGISTICS LP
PBH	PRESTIGE BRANDS HOLDINGS INC
PBHC	PATHFINDER BANCORP INC
PBI	PITNEY BOWES INC
PBI/PRA	PITNEY BOWES INC 5.25% 11/27/22 SERIES
PBI/PRB	PITNEY BOWES INC 6.7% NTS 3/1/43
PBIB	PORTER BANCORP INC
PBIP	PRUDENTIAL BANCORP INC
PBJ	POWERSHARES DYN FOOD&BEVERAGE
PBM	PACIFIC BOOKER MINERALS INC
PBMD	PRIMA BIOMED LTD
PBP	PWR SH S&P 500 BUY WRITE PTF
PBPB	POTBELLY CORP
PBR	PETROLEO BRASILEIRO SA PETRO
PBR/A	PETROLEO BRASILERO S.A.
PBS	POWERSHARES DYN MEDIA PORT
PBSK	POAGE BANKSHARES INC
PBT	PERMIAN BASIN RLTY TR
PBW	POWERSHARES WILDERHILL CLEAN
PBY	PEP BOYS MANNY MOE & JACK
PBYI	PUMA BIOTECHNOLOGY INC
PCAR	PACCAR INC
PCBK	PACIFIC CONTINENTAL CORP
PCCC	PC CONNECTION INC
PCEF	POWERSH CEF INCOME COMP PTF
PCF	PUTNAM HIGH INCOME SEC FUND
PCG	PG & E CORP
PCG/PRA	PG & E CORP
PCG/PRB	PG & E CORP
PCG/PRC	PG & E CORP
PCG/PRD	PG & E CORP
PCG/PRE	PG & E CORP
PCG/PRG	PG & E CORP
PCG/PRH	PG & E CORP
PCG/PRI	PG & E CORP
PCH	POTLATCH CORP
PCI	PIMCO DYNAMIC CREDIT INCOME FUND
PCK	PIMCO CAL MUNCPAL INC FD II
PCL	PLUM CREEK TIMBER CO INC REIT
PCLN	PRICELINE GROUP INC (THE)
PCM	PCM FUND, INC
PCMI	PCM INC
PCN	PIMCO CORPORATE & INCOME STRATEGY FUND
PCO	PENDRELL CORPORATION
PCOM	POINTS INTERNATIONAL LTD
PCP	PRECISION CASTPARTS CORP
PCQ	PIMCO CALIF MUNI INCOME FD
PCRX	PACIRA PHARMACEUTICALS INC
PCTI	PC TEL INC
PCTY	PAYLOCITY HOLDING CORPORATION

PCY	POWERSHARES GLOBAL ETF TR
PCYC	PHARMACYCLICS INC
PCYG	PARK CITY GROUP INC
PCYO	PURECYCLE CORP
PDCE	PDC ENERGY INC
PDCO	PATTERSON COMPANIES INC
PDEX	PRO DEX INC
PDFS	PDF SOLUTIONS INC
PDH	PETROLOGISTICS LP
PDI	PIMCO DYNAMIC INCOME FD
PDII	PDI INC
PDLI	PDL BIOPHARMA INC
PDM	PIEDMONT OFFICE REALTY TR INC
PDN	POWERSHARES ETF TR II
PDO	PYRAMID OIL CO
PDP	POWERSHARES DWA MOMENTUM PORTFOLIO
PDS	PRECISION DRILLING CORP
PDT	JOHN HANCOCK PREMIUM DIVIDEND FD
PE	PARSLEY ENERGY INC
PEB	PEBBLEBROOK HOTEL TRUST
PEB/PRA	PEBBLEBROOK HOTEL TRUST (A)7.875
PEB/PRB	PEBBLEBROOK HOTEL TRUST 8% PFD SER B
PEB/PRC	PEBBLEBROOK HOTEL TR 6.5% PFD SER C
PEBK	PEOPLES BANCORP OF NC
PEBO	PEOPLES BANCORP INC
PED	PEDEVCO CORP
PEG	PUBLIC SVC ENTRPS GROUP INC
PEGA	PEGASYSTEMS INC
PEGI	PATTERN ENERGY GROUP INC (A)
PEI	PENNSYLVANIA REAL ESTATE INV
PEI/PRA	PENNSYLVANIA REIT (A) 8.25% PFD CL A
PEI/PRB	PENNSYLVANIA REIT 7.375% (B)
PEIX	PACIFIC ETHANOL INC
PEJ	POWERSHARES DYN LEI & ENTMT
PEK	MARKET VECTORS CHINAAMC A-SHARE ETF
PENN	PENN NATIONAL GAMING
PENX	PENFORD CORP
PEO	PETROLEUM & RES CORP
PEOP	PEOPLES FEDERAL BANCSHARES INC
PEP	PEPSICO INC
PER	SANDRIDGE PERMIAN TR
PERF	PERFUMANIA HOLDINGS INC
PERI	PERION NETWORK LTD
PERM	GLOBAL X PERMANENT
PERY	PERRY ELLIS INTL INC
PES	PIONEER ENERGY SERVICES CORP
PESI	PERMA FIX ENVIR SERV
PETM	PETSMART INC
PETS	PETMEDEXPRESS INC
PETX	ARATANA THERAPEUTICS INC
PEX	PROSHARES GLOBAL LISTED PRIVATE EQUITY E
PEY	POWERSHARES HI YLD EQ DIV
PEZ	POWERSHARES DWA CONSUMER CYCLICALS MOMEN
PF	PINNACLE FOODS INC
PFBC	PREFERRED BANK
PFBI	PREMIER FINANCIAL BNCORP

PFBX	PEOPLES FINANCIAL CORP
PFD	FLAHERTY & CRUMRINE PFD INCM FD
PFE	PFIZER INC
PFEM	POWERSHARES FUNDAMENTAL EMERGING MARKETS
PFF	iShares U.S. Preferred Stock ETF
PFG	PRINCIPAL FINL GROUP INC
PFG/PRB	PRINCIPAL FINANCIAL GRP INC
PFH	CABCO TR FOR JC PENNEY DEBS
PFI	POWERSHARES DWA FINANCIAL MOMENTUM PORTF
PFIE	PROFIRE ENERGY INC
PFIG	POWERSHARES FUNDAMENTAL INVST GRD BD
PFIN	P&F INDS INC
PFIS	PEOPLES FINANCIAL SERVICES CORP
PFK	PRUDENTIAL FINANCIAL, INC
PFL	PIMCO INCOME STRATEGY FD
PFLT	PENNANTPARKFLOATING RATE CAPITAL LTD
PFM	POWER SHARES DIV ACH PTF
PFMT	PERFORMANT FINANCIAL CORPORATION
PFN	PIMCO INCOME STRATEGY FD II
PFO	FLAHERTY&CRUMRINE PFD INCM OPPTY FD
PFPT	PROOFPOINT INC
PFS	PROVIDENT FINANCIAL SVCS INC
PFSI	PENNYMAC FINANCIAL SERVICES INC
PFSW	PFSWEB INC
PFX	PHOENIX COMPANIES INC
PFXF	MARKET VECTORS PREFERRED SECURITIES
PG	PROCTER & GAMBLE CO
PGAL	GLOBAL X FTSE PORTUGAL 20 ETF
PGC	PEAPACK GLADSTONE FINL CORP
PGD	iPATH ASIAN & GULF CURRENCY REVALUATION
PGEM	PLY GEM HLDINGS INC
PGF	POWERSHARES FINANCIAL PFD PT
PGH	PENGROWTH ENERGY CORP
PGHY	POWERSHARES GLOBAL SHORT TERM HIGH YIELD
PGI	PREMIERE GLOBAL SERVICES INC
PGJ	POWERSHARES GOLDEN DRAGON CHINA PTF
PGM	IPATH DJ-UBS PLATINUM
PGNX	PROGENICS PHARMACEUTICAL INC
PGP	PIMCO GLBL STOCK &INC FD
PGR	PROGRESSIVE CORP OH
PGTI	PGT INC
PGX	POWERSHARES PREFERRED
PGZ	PRINCIPAL REAL ESTATE INCOME FD
PH	PARKER HANNIFIN CORP
PHB	PWRSH HIGH YLD CORP BD BASED RAFIHY
PHD	PIONEER FLOATING RATE TRUST
PHDG	POWERSHARES S&P 500 DOWNSIDE HEDGED PORT
PHF	PACHOLDER HIGH YIELD FD INC
PHG	KONINKLIJKE PHILIPS N.V.
PHH	PHH CORPORATION
PHI	PHILIPPINE LONG DISTANCE TEL
PHII	PHI INC
PHIIK	PHI INC
PHK	PIMCO HIGH INCOME FUND
PHM	PULTEGROUP INC
PHMD	PHOTOMEDEX INC

PHO	POWERSHARES WATER RES PTF
PHT	PIONEER HIGH INCOME TRUST
PHX	PANHANDLE OIL & GAS INC
PHYS	SPROTT PHYSICAL GOLD TRUST
PICB	POWERSH INTERNATIONAL CORP BOND PTF
PICK	iShares MSCI Global Metals & Mining Pro
PICO	PICO HOLDINGS INC
PID	POWER SHARES INTL DIV ACH
PIE	POWERSHRS DWA EMERGING MARKETS MOMENTUM
PIH	1347 PROPERTY INSURANCE HOLDINGS INC
PII	POLARIS INDUSTRIES INC
PIKE	PIKE CORPORATION
PIM	PUTNAM MASTER INTER INCM
PIN	POWERSHARES INDIA PTF
PINC	PREMIER INC. (A)
PIO	POWERSH GLOBAL WATER PTF
PIP	PHARMATHENE INC
PIR	PIER 1 IMPORTS INC
PIY	PREFERREDPLUS TRUST
PIZ	POWERSHRS DWA DEVELOPED MKTS MOMENTUM PT
PJC	PIPER JAFFRAY COMPANIES
PJH	PRUDENTIAL FINANCIAL 5.75% NTS 12/15/52
PJL	PREFERREDPLUS TRUST
PJP	POWERSHARES DYN PHARMA PORT
PJS	PREFERREDPLUS TRUST
PKB	POWERSHARES DYN BD & CON PTF
PKBK	PARKE BANCORP INC
PKD	PARKER DRILLING CO
PKE	PARK ELECTROCHEMICAL CORP
PKG	PACKAGING CORP OF AMERICA
PKI	PERKINELMER INC
PKO	PIMCO INCOME OPPORTUNITY FD
PKOH	PARK OHIO HOLDING CORP
PKT	PROCERA NETWORKS INC
PKW	POWERSHARES BUYBACK ACH
PKX	POSCO
PKY	PARKWAY PROPERTIES INC
PL	PROTECTIVE LIFE CORP
PL/PRB	PLC CAPITAL TRUST V
PL/PRC	PROTECTIVE LIFE CORP 6.25% DEBS 5/15/42
PL/PRE	PROTECTIVE LIFE CORP 6% DEBS 9/1/42
PLAB	PHOTRONICS INC
PLBC	PLUMAS BANCORP QUINCY CA
PLCC	PAULSON CAP CORP
PLCE	CHILDREN'S PLACE INC
PLCM	POLYCOM INC
PLD	PROLOGIS INC
PLG	PLATINUM GROUP METALS LTD
PLKI	POPEYES LOUISIANA KITCHEN INC
PLL	PALL CORP
PLM	POLYMET MINING CORP
PLMT	PALMETTO BANCSHARES INC
PLND	MARKET VECTORS POLAND
PLNR	PLANAR SYSTEMS INC
PLOW	DOUGLAS DYNAMICS INC
PLP	PROTECTIVE LIFE CORP

PLPC	PREFORMED LINE PRODUCTS CO
PLPM	PLANET PAYMENT INC
PLT	PLANTRONICS INC
PLTM	FR TR ISE GLOBAL PLATINUM
PLUG	PLUG POWER INC
PLUS	EPLUS INC
PLW	POWERSHARES GLOBAL ETF TR
PLX	PROTALIX BIOTHERAPEUTICS INC
PLXS	PLEXUS CORP
PLXT	PLX TECHNOLOGY INC
PM	PHILIP MORRIS INTL INC
PMBC	PACIFIC MERCANTILE BANCORP
PMC	PHARMERICA CORPORATION
PMCS	PMC SIERRA INC
PMD	PSYCHEMEDICS CORP
PME	PINGTAN MARINE ENTERPRISE LTD
PMF	PIMCO MUNI INCOME FUND
PMFG	PMFG INC
PML	PIMCO MUNCPAL INC FD II
PMM	PUTNAM MGD MUN INCM TR
PMO	PUTNAM MUNI OPPORTUNITY TR
PMR	POWERSHARES DYN RETAIL PTF
PMT	PennyMac Mortgage Investment Trust
PMX	PIMCO MUNI INCM FD III
PNBK	PATRIOT NATIONAL BANCORP INC
PNC	PNC FINANCIAL SVCS GROUP INC
PNC/PRP	PNC FINANCIAL SERVICES GRP PFD SER P
PNC/PRQ	PNC FINANCIAL SERVICES GRP INC 5.375% (Q
PNC/WS	PNC FINANCIAL SERVICES INC
PNF	PIMCO NEW YORK MUNI INCM FD
PNFP	PINNACLE FINANCIAL PART INC
PNI	PIMCO NY MUNCPL INCM FD II
PNK	PINNACLE ENTERTAINMENT INC.
PNM	PNM RESOURCES INC (HLDG CO)
PNNT	PENNANTPARK INVESTMENT CORP
PNQI	PWRSHARE NASD INTERNET PTF
PNR	PENTAIR PLC (IRELAND)
PNRA	PANERA BREAD COMPANY CL A
PNRG	PRIMEENERGY CORP
PNTA	PENNANTPARK INVESTMENT 6.25% NTS 2/1/25
PNTR	POINTER TELOCATION LTD
PNW	PINNACLE WEST CAP CORP
PNX	PHOENIX COMPANIES INC
PNY	PIEDMONT NAT GAS INC N CAROL
PODD	INSULET CORPORATION
POL	POLYONE CORP
POM	PEPCO HOLDINGS INC
POOL	POOL CORPORATION
POPE	POPE RESOURCES
POR	PORTLAND GENERAL ELEC CO NEW
POST	POST HOLDINGS INC
POT	POTASH CORP OF SASKATCHEWAN INC
POWI	POWER INTERGRATIONS INC
POWL	POWELL INDS INC
POWR	POWERSECURE INTERNATIONAL INC
POZN	POZEN INCORPORATION

PPA	POWERSHARES AERO & DEF PTF
PPBI	PACIFIC PREMIER BANCORP INC
PPC	PILGRIMS PRIDE CORP
PPG	PPG INDS INC
PPH	MKT VECTORS PHARMA ETF
PPHM	PEREGRINE PHARMA NEW
PPHMP	PEREGRINE PHARMACEUTICALS INC.10.50 (E)
PPL	PPL CORPORATION
PPLT	ETFS PHYSICAL PLATINUM SHARES
PPO	POLYPORE INTL INC
PPP	PRIMERO MINING CORP NEW
PPR	VOYA PRIME RATE TRUST
PPS	POST PROPERTIES INC
PPS/PRA	POST PROPERTIES INC
PPSI	PIONEER POWER SOLUTIONS INC.
PPT	PUTNAM PREMIER INCM TR
PPX	PPL CAPITAL FUNDING SER B NTS 4/30/73
PQ	PETROQUEST ENERGY INC
PRA	PROASSURANCE CORPORATION
PRAA	PORTFOLIO RECOVERY ASSOC
PRAN	PRANA BIOTECHNOLOGY LTD ADS
PRB	MKT VEC PRE-REFUNDED MUNI
PRCP	PERCEPTRON INC
PRE	PARTNERRE LTD
PRE/PRD	PARTNERRE LTD
PRE/PRE	PARTNERRE LTD 7.25% PFD SER E
PRE/PRF	PARTNERRE LTD. 5.875% (F)
PRF	POWERSHARES FTSE RAFI US1000
PRFT	PERFICIENT INC
PRFZ	POWERSHARES FTSE RAFI US1500
PRGN	PARAGON SHIPPING INC
PRGO	PERRIGO CO
PRGS	PROGRESS SOFTWARE CORP
PRGX	PRGX GLOBAL INC
PRH	PRUDENTIAL FINANCIAL 5.7% NTS 3/15/53
PRI	PRIMERICA INC
PRIM	PRIMORIS SERVICES CORP
PRIS	PROMOTORA DE INFORMACIONES SA
PRIS/B	Promotora De Informaciones, S.A.
PRK	PARK NATL CORP
PRKR	PARKERVISION INC
PRLB	PROTO LABS INC
PRLS	PEERLESS SYSTEMS CORP
PRMW	PRIMO WATER CORPORATION
PRN	POWERSHARES DWA INDUSTRIALS MOMENTUM POR
PRO	PROS HOLDING INC
PROV	PROVIDENT FINANCIAL HLDGS
PRPH	PRO PHASE LABS INC
PRSC	PROVIDENCE SERVICE CORP (THE)
PRSS	CAFEPRESS INC.
PRTA	PROTHENA CORPORATION PLC
PRTS	U.S. AUTO PARTS NETWORK INC
PRU	PRUDENTIAL FINANCIAL INC
PRXI	PREMIER EXHIBITIONS INC
PRXL	PAREXEL INTL CORP
PRY	PROSPECT CAP CORP 6.95% SR NTS 11/15/22

PSA	PUBLIC STORAGE
PSA/PRO	PUBLIC STORAGE
PSA/PRP	PUBLIC STORAGE
PSA/PRQ	PUBLIC STORAGE
PSA/PRR	PUBLIC STORAGE (MD)
PSA/PRS	PUBLIC STORAGE
PSA/PRT	PUBLIC STORAGE (T)
PSA/PRU	PUBLIC STORAGE DEP SH 1/1000TH 5.625% U
PSA/PRV	PUBLIC STORAGE DEP 1/1000TH 5.375%(V)
PSA/PRW	PUBLIC STORAGE 5.20% (W)
PSA/PRX	PUBLIC STORAGE 5.20% (X)
PSA/PRY	PUBLIC STORAGE 6.375% (Y)
PSA/PRZ	PUBLIC STORAGE 6.00 % (Z)
PSAU	PWRSH GLBL GOLD &PM PTF
PSB	PS BUSINESS PARKS INC
PSB/PRR	PS BUSINESS PARKS INC.
PSB/PRS	PS BUSINESS PARKS INC
PSB/PRT	PS BUSINESS PARKS DEP SH 1/1000TH PFD T
PSB/PRU	PS BUSINESS PARKS INC 5.75% (U)
PSB/PRV	PS BUSINESS PARKS INC 5.70% (V)
PSBH	PSB HOLDINGS INC
PSCC	PWRSH S&P SMCP CONS STP PTF
PSCD	PWRSH S&P SMCP CONS DISC PTF
PSCE	PWRSH S&P SMALLCAP ENERGY PTF
PSCF	PWRSH S&P SMALLCAP FIN PTF
PSCH	PWRSH S&P SMACAP HLTH CARE PTF
PSCI	PWRSH S&P SMALLCAP INDUS PTF
PSCM	PWRSH S&P SMALLCAP MATERIALS PTF
PSCT	PWRSH S&P SMACP INFO TECH PTF
PSCU	PWRSH S&P SMCP UTIL PTF
PSDV	PSIVIDA CORP
PSEC	PROSPECT CAPITAL CORPORATION
PSEM	PERICOM SEMICONDUCTOR CORP
PSF	COHEN & STEERS SELECT PFD & INCOME FD
PSG	PERFORMANCE SPORTS GROUP LTD
PSI	POWERSHARES DYN SEMI PORT
PSIX	POWER SOLUTIONS INTERNATIONAL,
PSJ	POWERSHARES DYN SOFTWRE PORT
PSK	SPDR WELLS FARGO PFD STK
PSL	POWERSHARES DWA CONSUMER STAPLES MOMENTU
PSLV	SPROTT PHYSICAL SILVER TRUST
PSMI	PEREGRINE SEMICONDUCTOR CORP
PSMT	PRICESMART INC
PSO	PEARSON PLC
PSP	POWERSHARES GLBL LIST PE PTF
PSQ	PROSHARES TRUST SHORT QQQ
PSR	PWRSH ACTIVE U.S. REAL EST
PST	PROSH ULT SH LEH 7-10YR TYS
PSTB	PARK STERLING CORPORATION
PSTI	PLURISTEM THERAPEUTICS, INC
PSTR	POSTROCK ENERGY CORP
PSUN	PACIFIC SUNWEAR OF CA
PSX	PHILLIPS 66
PSXP	PHILLIPS 66 PARTNERS LP
PT	PORTUGAL TELECOM SGPS S. A.
PTC	PTC INC

PTCT	PTC THERAPEUTICS INC.
PTEK	POKERTEK INC
PTEN	PATTERSON-UTI ENERGY INC
PTF	POWERSHARES DWA TECHNOLOGY MOMENTUM PORT
PTH	POWERSHARES DWA HEALTHCARE MOMENTUM PORT
PTIE	PAIN THERAPEUTICS INC
PTLA	PORTOLA PHARMACEUTICALS, INC
PTM	E-TRACS UBS LONG PLATINUM
PTN	PALATIN TECHNOLOGIES INC NEW
PTNR	PARTNER COMMUNICATIONS CO
PTNT	INTERNET PATENTS CORPORATION
PTP	PLATINUM UNDERWRITERS HLDGS
PTR	PETROCHINA CO LTD
PTRY	PANTRY INC (THE)
PTSI	PAM TRANS SVC INC
PTSX	POINT.360
PTX	PERNIX THERAPEUTICS HLDGS INC
PTY	PIMCO CORPORATE & INCOME OPPORTUNITY FD
PUI	POWERSHARES DWA UTILITIES MOMENTUM PORTF
PUK	PRUDENTIAL PLC
PUK/PR	PRUDENTIAL PUBLIC LIMITED CO
PUK/PRA	PRUDENTIAL PUBLIC LTD CO
PULB	PULASKI FINANCIAL CORP
PULS	PULSE ELECTRONICS CORP
PUW	POWERSHARES WILDERHILL PROG
PVA	PENN VIRGINIA CORP
PVCT	PROVECTUS BIOPHARMACEUTICALS INC
PVD	ADMIN FONDOS PENSIONES S A
PVG	PRETIUM RESOURCES INC
PVH	PVH CORPORATION
PVI	POWERSH VRDO TAX FREE WEEKLY
PVTB	PRIVATE BANCORP INC
PVTBP	PRIVATE BANCORP INC
PVTD	PRIVATEBANCORP INC 7.125% DEBS 10/30/42
PW	POWER REIT (MD)
PW/PRA	POWER REIT
PWB	POWERSHARES DYN LRG CAP GWTH
PWC	POWERSHARES DYNAMIC MKT PTFL
PWE	PENN WEST PETROLEUM LTD NEW
PWOD	PENNS WOODS BANCORP INC
PWR	QUANTA SERVICES INC
PWRD	PERFECT WORLD
PWV	POWERSHARES DYN LRG CAP VALU
PWX	PROVIDENCE & WORC RAILRD CO
PWZ	POWERSHARES INSURED CA MUNI
PX	PRAXAIR INC
PXD	PIONEER NATURAL RESOURCES
PXE	POWERSHARES DYN EGY EPP PTF
PXF	POWER SH FTSE RAFI DEV MKT
PXH	POWERSHARES ETF TR II
PXI	POWERSHARES DWA ENERGY MOMENTUM PORTFOLI
PXJ	POWERSHARES DYN OIL& GAS SVC
PXLC	POWERSHARES FUNDAMENTAL PURE LARGE CORE
PXLG	PWRSH FUNDAMENTAL PURE LARGE GROWTH PTF
PXLV	PWRSH FUNDAMENTAL PURE LARGE VALUE PTF
PXLW	PIXELWORKS INC

PXMC	POWERSHARES FUNDAMENTAL PURE MID CORE PT
PXMG	POWERSHARES FUNDAMENTAL PURE MID GROWTH
PXMV	POWERSHARES FUNDAMENTAL PURE MID VALUE P
PXQ	POWERSHARES DYN NETWRK PORT
PXR	PWRSH EMERGING INFRA
PXSC	POWERSHARES FUNDAEMENTAL PURE SMALL CORE
PXSG	POWERSHARES FUNDAMENTAL PURE SMALL GROWT
PXSV	POWERSHARES FUNDAMENTAL PURE SMALL VALUE
PYB	PPLUS TR MERRILL LYNCH DEP
PYN	PIMCO N Y MUNI INCM FD III
PYS	MERRILL LYNCH DEPOSITOR INC
PYT	PPLUS TR MERRILL LYNCH DEP
PYZ	POWERSHARES DWAQ BASIC MATERIALS MOMENTU
PZA	POWERSHARES INSURED NATL MUNI
PZB	MERRILL LYNCH DEPOSITOR INC
PZC	PIMCO CALIF MUNI INCM FD III
PZD	POWERSHARES CLEANTECH PTFLIO
PZE	PETROBRAS ARGENTINA S A
PZG	PARAMOUNT GOLD & SILVER CORP
PZI	POWERSHARE ZACK MICRO CP IDX
PZN	PZENA INVESTMENT MANAGEMENT
PZT	PWR SHS INSURED N Y MUNI BD PTF
PZZA	PAPA JOHN'S INTL INC
PZZI	PIZZA INN HOLDINGS INC
Q	QUINTILES TRANSITIONAL HOLDINGS INC
QABA	FT TR NASDAQ ABA CMNTY BK
QADA	QAD INC.(A)
QADB	QAD INC (B)
QAI	IQ HEDGE MULTI-STR TRACK
QAT	ISHARES MSCI QATAR CAPPED ETF
QAUS	SPDR MSCI AUSTRALIA QUALITY MIX ETF
QBAK	QUALSTAR CORPORATION
QCAN	SPDR MSCI CANADA QUALITY MIX ETF
QCCO	QC HOLDINGS INC
QCLN	FT TR NASD CLEAN EDGE GR ENER
QCOM	QUALCOMM INC
QCOR	QUESTCOR PHARMA INC
QCRH	QCR HOLDINGS INC
QDEF	FLEXSHARES QUALITY DIVIDEND DEFENSIVE IN
QDEL	QUIDEL CORP
QDEM	MARKET VECTORS MSCI EMERGING MARKETS QTY
QDEU	SPDR MSCI GERMANY QUALITY MIX ETF
QDF	FLEXSHARES QUALITY DIVIDEND INDEX FUND
QDXU	MARKET VECTORS MSCI INTERNATIONAL QTY
QDYN	FLEXSHARES QUALITY DIVIDEND DYNAMIC INDE
QEFA	SPDR MSCI EAFE QUALITY MIX ETF
QEH	ADVISORSHARES QAM EQUITY HEDGE ETF
QEM	MARKET VECTORS MSCI EMERGING MARKETS QTY
QEMM	SPDR MSCI EMERGING MKTS QUALITY MIX ETF
QEP	QEP RES INC
QEPM	QEP MIDSTREAM PARTNERS LP
QESP	SPDR MSCI SPAIN QUALITY MIX ETF
QGBR	SPDR MSCI UNITED KINGDOM QUALITY MIX ETF
QGEN	QIAGEN NV
QID	PROSHARES ULTRASHORT QQQ
QIHU	QIHOO 360 TECHNOLOGY CO. LTD

QINC	FIRST TRUST RBA QUALITY INCOME
QIWI	QIWI PLC
QJPN	SPDR MSCI JAPAN QUALITY MIX ETF
QKLS	QKL STORES INC.
QLD	PROSHARES TRUST ULTRA QQQ
QLGC	QLOGIC CORP
QLIK	QLIK TECHNOLOGIES INC
QLTA	iShares Aaa - A Rated Corporate Bond
QLTB	ISH BAA-BA RATED CORPORATE BOND ETF
QLTC	ISH B-CA RATED CORPORATE BD ETF
QLTI	QLT INC
QLTY	QUALITY DISTRIBUTION LLC
QLYS	QUALYS INC
QMN	IQ HEDGE MARKET NEUTRAL TRACKER ETF
QNST	QUINSTREET INC
QPAC	QUINPARIO ACQUISITON CORP
QPACU	QUINPARIO ACQUISITION CORP UNIT 2018
QPACW	QUINPARIO ACQUISITON CORP
QQEW	FT NASDAQ 100 EQUAL WEIGHTED
QQQ	POWERSHARES QQQ TRUST SR1
QQQC	GLOBAL X CHINA TECHNOLOGY
QQQE	DIREXION NASDAQ-100 EQUAL WEIGHTED INDE
QQQX	NASDAQ PREMIUM INC & GRWTH
QQXT	FT TR NASD-100 EX-TECH
QRE	QR ENERGY LP
QRHC	QUEST RESOURCE HOLDING CORP
QRM	QUEST RARE MINERALS LTD
QSII	QUALITY SYS INC
QTEC	FT NASDAQ 100 TECHNOLOGY
QTET	QUARTET MERGER CORP
QTETR	QUARTET MERGER CORP 11/1/15
QTETU	QUARTET MERGER CORP. UNIT
QTM	QUANTUM CORPORATION
QTNT	QUOTIENT LIMITED
QTNTW	QUOTIENT LIMITED WARRANT
QTS	QTS REALTY TRUST INC
QTWO	Q2 HOLDINGS INC
QTWW	QUANTUM FUEL SYSTEMS TECH WORLDWIDE INC
QUAD	QUAD / GRAPHICS INC
QUAL	ISHARES MSCI USA QUALITY FACTOR
QUIK	QUICKLOGIC CORP
QUMU	QUMU CORPORATION
QUNR	QUNAR CAYMAN ISLANDS LIMITED
QURE	UNIQURE N.V
QWLD	SPDR MSCI WORLD QUALITY MIX ETF
QXUS	MARKET VECTORS MSCI INTERNATIONAL QTY
QYLD	RECON CAP NASDAQ-100 COVERED CALL ETF
R	RYDER SYS INC
RAD	RITE AID CORP
RADA	RADA ELECTRONIC INDS LTD NEW
RAI	REYNOLDS AMERICAN INC
RAIL	FREIGHTCAR AMERICA INC
RALS	PROSHARES RAFI LONG/SHORT
RALY	RALLY SOFTWARE DEVELOPMENT CORP
RAND	RAND CAPITAL CORP
RARE	ULTRAGENYX PHARMACEUTICAL INC

RAS	RAIT FINANCIAL TRUST
RAS/PRA	RAIT FINANCIAL TRUST
RAS/PRB	RAIT FINANCIAL TRUST
RAS/PRC	RAS FINANCIAL TR
RATE	BANKRATE INC DEL
RAVI	FLEXSHARES READY ACCESS VARIABLE INCOME
RAVN	RAVEN INDS INC
RAX	RACKSPACE HOSTING, INC.
RBA	RITCHIE BROS AUCTIONEERS INC
RBC	REGAL BELOIT CORP
RBCAA	REPUBLIC BANCORP INC
RBCN	RUBICON TECHNOLOGY, INC
RBL	SPDR S&P RUSSIA
RBPAA	ROYAL BANCSHARES OF PA
RBS	ROYAL BK OF SCOT GRP PLC
RBS/PRE	RBS CAPITAL FUNDING TRUST V
RBS/PRF	ROYAL BANK OF SCOTLAND GROUP PLC
RBS/PRG	RBS CAPITAL FUNDING TR VII
RBS/PRH	ROYAL BANK OF SCOTLAND GROUP PLC
RBS/PRI	RBS CAPITAL FUNDING TRUST VI
RBS/PRL	ROYAL BANK OF SCOTLAND GROUP PLC
RBS/PRM	ROYAL BANK OF SCOTLAND GROUP PLC
RBS/PRN	ROYAL BANK OF SCOTLAND GROUP PLC
RBS/PRP	ROYAL BK OF SCOTLAND GR PLC
RBS/PRQ	ROYAL BK OF SCOT GRP PLC
RBS/PRR	ROYAL BANK OF SCOTLND GP (THE)
RBS/PRS	ROYAL BANK OF SCOTLAND GRP
RBS/PRT	ROYAL BANK OF SCOTLAND GRP
RBY	RUBICON MINERALS CORP
RCAP	RCS CAPITAL CORP
RCD	GUGGENHIEM S&P 500 EQ WGHT CONS DISC ETF
RCG	RENN GLBL ENTREPRE FD INC
RCI	ROGERS COMMUNICATIONS INC
RCII	RENT A-CENTER INC
RCKY	ROCKY BRANDS INC
RCL	ROYAL CARIBBEAN CRUISES LTD
RCMT	RCM TECHNOLOGIES INC
RCON	RECON TECH LTD
RCPI	ROCK CREEK PHARMACEUTICALS INC
RCPT	RECEPTOS INC
RCS	PIMCO STRATEGIC INCOME FD INC
RDA	RDA MICROELECTRONICS INC
RDC	ROWAN COMPANIES PLC
RDCM	RADCOM LTD
RDEN	ELIZABETH ARDEN INC
RDHL	REDHILL BIOPHARMA LTD
RDI	READING INTL INC
RDIB	READING INTL INC
RDIV	REVENUESHARES ULTRA DIVIDEND FUND
RDN	RADIAN GROUP INC
RDNT	RADNET INC
RDS/A	ROYAL DUTCH SHELL PLC
RDS/B	ROYAL DUTCH SHELL PLC
RDUS	RADIUS HEALTH INC
RDVY	FIRST TRUST NASDAQ RISING DIVIDEND ACHIE
RDWR	RADWARE LIMITED

RDY	DR. REDDY'S LABORATORIES LTD
RE	EVEREST RE GROUP LTD BERMUDA
RECN	RESOURCES CONNECTION INC
REDF	REDIFF.COM INDIA LTD
REE	RARE ELEMENT RESOURCES LTD
REED	REEDS INC
REFR	RESEARCH FRONTIERS INC
REG	REGENCY CENTERS CORP
REG/PRF	REGENCY CENTERS CORP 6.625% PFD SER 6
REG/PRG	REGENCY CENTERS CORP 6% PFD SERIES 7
REGI	RENEWABLE ENERGY GROUP INC
REGN	REGENERON PHARM
REI	RING ENERGY INC
REIS	REIS INC
REK	PROSHARES SHORT REAL ESTATE
RELL	RICHARDSON ELECTRS LTD
RELV	RELIV' INTERNATIONAL INC
REM	iShares Mortgage Real Estate Capped ETF
REMX	MARKET VECTORS RARE EARTH/STRATGIC METAL
REMY	REMY INTERNATIONAL INC
REN	RESOLUTE ENERGY CORP
REN/WS	RESOLUTE ENERGY CORP
RENN	RENREN INC
RENT	RENTRAK CORP
REPH	RECRO PHARMA INC
RES	RPC INC
RESI	ALTISOURCE RESIDENTIAL CORP
RESN	RESONANT INC
RETL	DIREXION DAILY RETAIL BULL 3X SHARES
REV	REVLON INC
REW	PROSHARESULTRASH TECHNOLOGY
REX	REX AMERICAN RES CORP
REXI	RESOURCE AMER INC
REXR	REXFORD INDUSTRIAL REALTY INC
REXX	REX ENERGY
REZ	iShares Residential Real Estate Capped
RF	REGIONS FINANCIAL CORP NEW
RF/PRA	REGIONS FINANCIAL CORPORATION 6.375% (A)
RF/PRB	REGIONS FINANCIAL PFD SER B 1/40TH 6.375
RFG	GUGGENHIEM S&P MID CAP 400 PG ETF
RFI	COHEN & STEERS T RTN RLTY
RFIL	RF INDUSTRIES LTD
RFMD	RF MICRO DEVICES INC
RFP	RESOLUTE FOREST PRODUCTS INC
RFT	RAIT FINANCIAL TR 7.625% NTS 4/15/24
RFV	GUGGENHIEM S&P MID CAP 400 PV
RGA	REINSURANCE GRP OF AMER INC
RGC	REGAL ENTERTAINMENT GROUP
RGCO	RGC RESOURCES INC
RGDO	REGADO BIOSCIENCES INC
RGDX	RESPONSE GENETICS, INC
RGEN	REPLIGEN CORP
RGI	GUGGENHIEM S&P 500 EQ WGHT INDTRL E
RGLD	ROYAL GOLD INC
RGLS	REGULUS THERAPEUTICS INC
RGP	REGENCY ENERGY PARTNERS LP

RGR	STURM RUGER & CO INC
RGRA	RBS ROGERS ENHANCED AGRICULTURE ETN
RGRC	RBS ROGERS ENHANCED COMMODITY ETN
RGRE	RBS ROGERS ENHANCED ENERGY ETN
RGRI	RBS ROGERS ENHANCED INDUSTRIAL METAL ETN
RGRP	RBS ROGERS ENHANCED PRECIOUS METALS ETN
RGS	REGIS CORP MINN
RGSE	REAL GOODS SOLAR INC
RGT	ROYCE GLOBAL VALUE TRUST INC
RH	RESTORATION HARDWARE HOLDINGS INC
RHI	ROBERT HALF INTL INC
RHP	RYMAN HOSPITALITY PROPERTIES INC REIT
RHS	GUGGENHIEM S&P 500 EQ WGHT CONS STP ETF
RHT	RED HAT INC
RIBT	RICE BRAN TECHNOLOGIES
RIBTW	RICEBRAN TECHNOLOGIES WARRANT
RIC	RICHMONT MINES INC
RICE	RICE ENERGY INC
RICK	RICKS CABARET INTL INC
RIF	RMR REAL EST INCOME FD
RIG	TRANSOCEAN LTD NEW
RIGL	RIGEL PHARMACEUTICALS NEW
RIGS	RIVERFRONT STRATEGIC INCOME FUND
RINF	PROSH 30 YEAR TIPS/TSY SPREAD
RING	ISHARES MSCI GLOBAL GOLD MINERS ETF
RIO	RIO TINTO PLC
RIOM	RIO ALTO MINING LIMITED
RIT	LMP REAL EST INC FUND
RITT	TECHNOLOGIES LTD
RITTW	RIT TECHNOLOGIES LTD wts 12/1/18
RIVR	RIVER VALLEY BANCORP
RJA	ELEMENTS ETN-ROGERS AGR TR
RJD	RAYMOND JAMES FINL INC 6.9% NTS 3/15/42
RJET	REPUBLIC AIRWAYS HOLDINGS
RJF	RAYMOND JAMES FIN INC
RJI	ELEMENTS ETN-ROGERS TOT RET
RJN	ELEMENTS ETN-ROGERS ENERGY TR
RJZ	ELEMENTS ETN-ROGERS METALS TR
RKH	MKT VECTORS BANK BROKERS ETF
RKT	ROCK TENN CO
RKUS	RUCKUS WIRELESS INC
RL	RALPH LAUREN CORP
RLD	REALD INC
RLGT	RADIANT LOGISTICS INC
RLGT/PRA	RADIANT LOGISTICS, INC. (A) 9.75
RLGY	REALOGY HOLDINGS CORP
RLH	RED LION HOTELS CORPORATION
RLH/PRA	RED LION HOTELS CAPITAL TRUST
RLI	RLI CORP
RLJ	RLJ LODGING TRUST
RLJE	RLJ ENTERTAINMENT, INC
RLOC	REACH LOCAL INC
RLOG	RAND LOGISTICS INC
RLY	SPDR SSGA MULTI-ASSET REAL RETURN ETF
RLYP	RELYPSA INC
RM	REGIONAL MANAGEMENT CORP

RMAX	RE/MAX HOLDINGS INC
RMBS	RAMBUS INC
RMCF	ROCKY MTN CHOCOLATE FACTORY
RMD	RESMED INC
RMGN	RMG NETWORKS HLDG CORP
RMT	ROYCE MICRO CAPITAL TRUST INC
RMTI	ROCKWELL MEDICAL INC
RNA	PROSENSA HOLDING N.V.
RNDY	ROUNDYS INC
RNE	MORGAN ST EAST EUROPE FD INC
RNET	RIGNET INC
RNF	RENTECH NITROGEN PARTNERS LP
RNG	RINGCENTRAL INC
RNN	REXAHN PHARMACEUTICALS INC
RNO	RHINO RESOURCE PARTNERS LP
RNP	COHEN & STEERS REIT/PFD INCM
RNR	RENAISSANCERE HOLDINGS LTD
RNR/PRC	RENAISSANCERE HOLDINGS LTD
RNR/PRE	RENAISSANCERE HOLDINGS LTD 5.375% PFD E
RNST	RENASANT CORP
RNWK	REALNETWORKS INC
ROBO	ROBO-STOX GLOBAL ROBOTICS AND AUTOMATION
ROC	ROCKWOOD HLDGS INC
ROCK	GIBRALTAR INDUSTRIES INC
ROG	ROGERS CORP
ROIA	RADIO ONE INC
ROIAK	RADIO ONE INC
ROIC	Retail Opportunity Invest Corp
ROICU	Retail Opportunity Invest Corp
ROICW	Retail Opportunity Inves Corp
ROIQ	ROI ACQUISITION CORP. II
ROIQU	ROI ACQUISITION CORP. II
ROIQW	ROI ACQUISITION CORP. II
ROK	ROCKWELL AUTOMATION INC
ROL	ROLLINS INC
ROLA	IPATH LONG EXTENDED RUSSELL 1000 TR INDE
ROLL	RBC BEARINGS INC
ROM	PROSHARES ULTRA TECHNOLOGY
ROOF	IQ US REAL ESTATE SMALL CAP ETF
ROP	ROPER INDUSTRIES INC
ROSE	ROSETTA RESOURCES INC.
ROSG	ROSETTA GENOMICS LTD
ROST	ROSS STORES INC
ROVI	ROVI CORP
ROX	CASTLE BRANDS INC
ROYL	ROYALE ENERGY INC
ROYT	PACIFIC COAST OIL TRUST
RP	REALPAGE INC
RPAI	RETAIL PROPERTIES OF AMERICA INC
RPAI/PRA	RETAIL PROPERTIES OF AMERICAINC 7.00%(A)
RPG	GUGGENHIEM S&P 500 PURE GROWTH
RPI	ROBERTS REALTY INVESTORS INC
RPM	RPM INTERNATIONAL INC
RPRX	REPROS THERAPEUTICS INC
RPRXW	REPROS THERAPEUTICS INC (A)
RPRXZ	REPROS THERAPEUTICS INC (B)

RPT	RAMCO-GERSHENSON PPTYS TR
RPT/PRD	RAMCO-GERSHENSON PROPERTIES TR 7.25% (D)
RPTP	RAPTOR PHARMACEUTICAL CORP
RPV	GUGGENHIEM S&P 500 PV ETF
RPX	COLUMBIA GROWTH EQUITY STRATEGY
RPXC	RPX CORPORATION
RQI	COHEN & STEERS QUAL INC RLTY
RRC	RANGE RESOURCES CORP
RRD	R.R. DONNELLEY & SONS CO
RRF	WISDOMTREE GLOBAL REAL RETURN FUND
RRGB	RED ROBIN GOURMET BURGERS
RRMS	ROSE ROCK MIDSTREAM L P
RRST	RRSAT GLOBAL COMMS NTWK LTD
RRTS	ROADRUNNER TRANSPORTATION SYSTEMS INC
RS	RELIANCE STL & ALUMINUM CO
RSCO	SPDR RUSSELL SMALL CAP COMPLETENESS ETF
RSE	ROUSE PROPERTIES INC
RSG	REPUBLIC SERVICES INC
RSH	RADIOSHACK CORP
RSO	RESOURCE CAPITAL CORP
RSO/PRA	RESOURCE CAPITAL CORP 8.50% PFD A
RSO/PRB	RESOURCE CAPITAL CORP 8.25% (B)
RSO/PRC	RESOURCE CAPITAL CORP 8.625% (C)
RSP	GUGGENHIEM S&P 500 EQ WGHT ETF
RSPP	RSP PERMIAN INC
RST	ROSETTA STONE INC.
RSTI	ROFIN SINAR TECH INC
RSX	MARKET VECTORS RUSSIA
RSXJ	MARKET VECTORS RUSSIA SMALL-CAP ETF
RSYS	RADISYS CORPORATION
RT	RUBY TUESDAY INC
RTEC	RUDOLPH TECHNOLOGIES INC
RTGN	RUTHIGEN INC
RTH	MKT VECTORS RETAIL ETF
RTI	RTI INTL METALS INC
RTIX	RTI SURGICAL INC
RTK	RENTECH INC
RTL	iShares Retail Real Estate Capped ETF
RTLA	IPATH LONG EXTENDED RUSSELL 2000 TR INDE
RTM	GUGGENHIEM S&P 500 EQ WGHT MATERIALS ETF
RTN	RAYTHEON COMPANY NEW
RTR	REVENUESHARES ADR FUND
RTRX	RETROPHIN INC
RUBI	RUBICON PROJECT INC
RUDR	VELOCITYSHARES RUSSIA SELECT DR ETF
RUK	REED ELSEVIER PLC NEW
RUSHA	RUSH ENTERPRISES INC
RUSHB	RUSH ENTERPRISES
RUSL	DIREXION DAILY RUSSIA BULL 3X SHARES
RUSS	DIREXION DAILY RUSSIA BEAR 3X SHARES
RUTH	RUTH'S HOSPITALITY GROUP INC.
RVBD	RIVERBED TECHNOLOGY
RVLT	REVOLUTION LIGHTING TECHNOLOGIES INC
RVM	REVETT MINING COMPANY INC
RVNC	REVANCE THERAPEUTICS INC
RVNU	DB X-TRACKERS MUNI INFRA REV BD ETF

RVP	RETRACTABLE TECHNOLOGIES INC
RVSB	RIVERVIEW BANCORP INC
RVT	ROYCE VALUE TRUST INC
RWC	RELM WIRELESS CORP
RWG	COLUMBIA LARGE CAP GROWTH EQUITY
RWJ	REVENUESHARES SMALL CAP
RWK	REVENUESHARES MID CAP ETF
RWL	REVENUESHARES LARGE CAP ETF
RWM	PROSHARES SH RUSSELL 2000
RWO	SPDR DJ GLOBAL REAL ESTATE
RWR	SPDR DJ REIT
RWT	REDWOOD TRUST INC
RWV	REV SH NAVELLIER OV A-100
RWW	REV SH FIN SECT
RWX	SPDR DJ INTL REAL ESTATE
RWXL	ETRACS MONTHLY PAY 2XLEVERAGED DJ INT RE
RXD	PROSHARES ULTRASH HLTHCARE
RXDX	IGNYTA INC
RXI	iShares Global Consumer Discretionary
RXII	RXI PHARMACEUTICALS CORPORATION
RXL	PROSHARES ULTRA HEALTH C
RXN	REXNORD CORP NEW
RY	ROYAL BANK OF CANADA
RYAAY	RYANAIR HLDGS PLC ADR
RYAM/WI	RAYONIER ADVANCED MATERIALS INC W/I
RYE	GUGGENHIEM S&P 500 EQ WGHT ENERGY ETF
RYF	GUGGENHIEM S&P 500 EQ WGHT FIN ETF
RYH	GUGGENHIEM S&P 500 EQ WGHT HLTHCR ETF
RYJ	Guggenheim Raymond James SB-1 Equity ETF
RYL	RYLAND GROUP INC
RYN	RAYONIER INC REIT
RYN/WI	RAYONIER INC W/I
RYT	GUGGENHIEM S&P 500 EQ WGHT TECH ETF
RYU	GUGGENHIEM S&P 500 EQ WGHT UTILITIES ETF
RZA	REINSURANCE GRP OF AMER 6.20% DB 9/15/42
RZG	GUGGENHIEM S&P SMCAP 600 PURE GRWTH ETF
RZV	GUGGENHIEM S&P SM CAP 600 PV
S	SPRINT CORP
SA	SEABRIDGE GOLD INC
SAA	PRO SHARES ULTRA SM CAP 600
SAAS	INCONTACT INC
SABR	SABRE CORPORATION
SAEX	SAExploration Holdings Inc
SAFM	SANDERSON FARMS INC
SAFT	SAFETY INSURANCE GROUP INC
SAGG	DIREXION DLY TOTAL BOND MKT BEAR 1X SH
SAH	SONIC AUTOMOTIVE INC
SAIA	SAIA INC
SAIC	SCIENCE APPLICATIONS INTERNATIONAL CORP
SAL	SALISBURY BANCORP INC
SALE	RETAILMENOT INC SERIES 1
SALM	SALEM COMMUNICATIONS CORP
SALT	SCORPIO BULKERS INC
SAM	BOSTON BEER COMPANY INC
SAMG	SILVERCREST ASSET MANAGEMENT GROUP INC
SAN	BANCO SANTANDER S. A.

SAN/PRA	SANTANDER FINANCE PFD S A
SAN/PRB	SANTANDER FINANCE PFD S A
SAN/PRC	SANTANDER FINANCE PFD S A
SAN/PRE	SANTANDER FINANCE PFD S A 10.5% SER 10
SAN/PRF	SANTANDER FINANCE UNI PFD FIX-FLT SER 11
SAN/PRI	SANTANDER FINANCE PFD S A 6.41% SER I
SAND	SANDSTORM GOLD LTD
SANM	SANMINA CORPORATION
SANW	S&W SEED COMPANY
SANWZ	S&W SEED COMPANY (B) 5/3/15
SAP	SAP AG
SAPE	SAPIENT CORPORATION
SAQ	SARATOGA INVESTMENT CP 7.5% NTS 5/31/20
SAR	SARATOGA INVESTMENT CORP
SARA	SARATOGA RESOURCES INC
SASR	SANDY SPRINGS BANCORP INC
SATS	ECHOSTAR CORP
SAVE	SPIRIT AIRLINES INC
SB	SAFE BULKERS INC
SB/PRB	SAFE BULKERS INC 8% PFD SER B
SB/PRC	SAFE BULKERS INC 8% (C)
SBAC	SBA COMMUNICATIONS CORP
SBB	PRO SHARES SH SM CAP 600
SBBX	SUSSEX BANCORP
SBCF	SEACOAST BANKING CORP OF FLORIDA
SBFG	SB FINANCIAL GROUP INC
SBGI	SINCLAIR BROADCAST GRP INC
SBGL	SIBANYE GOLD LTD
SBH	SALLY BEAUTY HOLDINGS INC
SBI	WESTERN ASSET INTERM MU FD
SBLK	STAR BULK CARRIERS CORP
SBM	PROSHARES SHORT BASIC MATERIALS
SBNA	SCORPIO TANKERS 6.75% SNR NTS 5/15/20
SBND	POWERSHARES DB 3X SHORT 25+ YEAR TREASUR
SBNY	SIGNATURE BANK
SBNYW	SIGNATURE BANK
SBR	SABINE ROYALTY TRUST
SBRA	SABRA HEALTHCARE REIT INC
SBRAP	SABRA HEALTHCARE REIT INC 7.25% (A)
SBS	COMPANHIA DE SANEAMENTO BASI
SBSA	SPANISH BROADCASTING SYS INC (A)
SBSI	SOUTHSIDE BANCSHARES INC
SBUX	STARBUCKS CORP
SBV	IPATH PURE BETA S&P GSCI-WEIGHTED ETN
SBW	WESTERN ASSET WORLDWIDE INCM
SBY	SILVER BAY REALTY TRUST CORP
SC	SANTANDER CONSUMER USA HOLDINGS INC
SCAI	SURGICAL CARE AFFILIATES INC
SCBT	FIRST FINANCIAL HOLDINGS INC
SCC	PROSHARES ULTRASH CSMR SVCS NEW
SCCO	SOUTHERN COPPER CORP
SCD	LMP CAP &INCM FD
SCE/PRB	SOUTHERN CA EDISON CO
SCE/PRC	SOUTHERN CA EDISON CO
SCE/PRD	SOUTHERN CA EDISON CO
SCE/PRE	SOUTHERN CA EDISON CO

SCE/PRF	SOUTHERN CALIFORNIA EDISON PFD TR 5.625%
SCE/PRG	SCE TRUST II TRUST 5.10% PREFERRED SEC
SCE/PRH	SCE TRUST III 5.75% (H)
SCG	SCANA CORP NEW
SCHA	SCHWAB U.S. SMALL-CAP ETF
SCHB	SCHWAB U.S. BROAD MARKET ETF
SCHC	SCHWAB INTERNATIONAL SMALL-CAP EQUITY
SCHD	SCHWAB US DIVIDEND EQUITY ETF
SCHE	SCHWAB EMERGING MARKETS EQUITY
SCHF	SCHWAB INTERNATIONAL EQUITY ETF
SCHG	SCHWAB U.S. LARGE-CAP GROWTH
SCHH	SCHWAB U.S. REIT ETF
SCHL	SCHOLASTIC CORP
SCHM	SCHWAB U.S. MID-CAP ETF
SCHN	SCHNITZER STEEL INDUSTRIES
SCHO	SCHWAB SHORT-TERM U.S. TREASURY ETF
SCHP	SCHWAB U.S. TIPS ETF
SCHR	SCHWAB INTER-TERM U.S. TREASURY ETF
SCHV	SCHWAB U.S. LARGE-CAP VALUE
SCHW	CHARLES SCHWAB CORP
SCHW/PRB	CHARLES SCHWAB CORP 6% PFD (B)
SCHX	SCHWAB U.S. LARGE-CAP ETF
SCHZ	SCHWAB US AGGREGATE BOND ETF
SCI	SERVICE CORP INTL
SCIF	MKT VECT INDIA SMALL-CAP INDEX ETF
SCIN	EGShares India Small Cap ETF
SCJ	iShares MSCI Japan Small-Cap ETF
SCL	STEPAN CO
SCLN	SCICLONE PHARMACEUTICALS INC
SCM	STELLUS CAPITAL INVESTMENT CORP
SCMP	SUCAMPO PHARMACEUTICALS
SCO	PROSH ULTRASHT DJ-UBS CRUDE
SCOK	SinoCoking Coal and Coke Chem Ind Inc
SCON	SUPERCONDUCTOR TECH INC
SCOR	COMSCORE INC
SCPB	SPDR BARCLY CAP SH TR CRP BD
SCQ	STELLUS CAPITAL INVT CP 6.5% NTS 4/30/19
SCS	STEELCASE INC
SCSC	SCANSOURCE INC
SCSS	SELECT COMFORT CORP
SCTY	SOLARCITY CORPORATION
SCU	SCANA CORP NEW
SCVL	SHOE CARNIVAL INC (IN)
SCX	STARRETT L S CO
SCYX	SCYNEXIS INC
SCZ	iShares MSCI EAFE Small-Cap ETF
SD	SANDRIDGE ENERGY INC
SDA	MITT LNKED DJIA 3/27/2015
SDD	PROSHARES ULTRA SH SM CAP600
SDIV	GLOBAL X SUPERDIVIDEND ETF
SDK	PROSHARE ULTRASHT RUSMDCP GR
SDLP	SEADRILL PARTNERS LLC
SDOG	ALPS SECTOR DIVIDEND DOGS ETF
SDOW	PROSHARES ULTRAPRO SHORT DOW30
SDP	PROSHARES ULTRASHORT UTIL
SDPI	SUPERIOR DRILLING PRODUCTS INC

SDR	SANDRIDGE MISSISSIPPIAN TRUST II
SDRL	SEADRILL LTD
SDS	PROSHARES ULTRASHORT S&P500
SDT	SANDRIDGE MISSISSIPPIAN TR I
SDY	SPDR SER TR S&P DIVIDEND
SDYL	ETRACS MONTHLY PAY 2XLEVERAGED S&P DIVID
SE	SPECTRA ENERGY CORP
SEA	Guggenheim Shipping ETF
SEAC	SEACHANGE INTL INC
SEAS	SEAWORLD ENTERTAINMENT INC
SEB	SEABOARD CORP
SEE	SEALED AIR CORP
SEED	ORIGIN AGRITECH LIMITED
SEF	PROSHARES SHORT FIN
SEIC	SEI INVESTMENTS COMPANY
SEM	SELECT MEDICAL HLDGS CORP
SEMF	EGSHARES TCW EM SHORT TERM INVT GRD BD
SEMG	SEMGROUP CORPORATION
SEMG/WS	SEMGROUP CORP WTS 11/30/14
SEMI	SUNEDISON SEMICONDUCTOR LIMITED
SENEA	SENECA FOODS CORP
SENEB	SENECA FOODS CORP
SEP	SPECTRA ENERGY PRTNS L.P.
SEV	SEVCON INC
SF	STIFEL FIN CORP
SFB	STIFEL FINANCIAL CORP 6.70% NTS 1/15/22
SFBC	SOUND FINANCIAL BANCORP INC
SFBS	SERVISFIRST BANCSHARES, INC
SFE	SAFEGUARD SCIENTIFICS INC
SFG	STANCORP FINL GROUP INC
SFK	PROSHARE ULTRASH RUS 1000 GR NEW
SFL	SHIP FINANCE INTL LTD
SFLA	IPATH LONG EXTENDED S&P 500 TR INDEX ETN
SFLY	SHUTTERFLY INC
SFM	SPROUTS FARMERS MARKET INC
SFN	STIFEL FINANCIAL CORP 5.375% NT 12/31/22
SFNC	SIMMONS FIRST NATL CORP
SFST	SOUTHERN FIRST BANCSH INC
SFUN	SOUFUN HOLDINGS LIMITED
SFXE	SFX ENTERTAINMENT INC
SFY	SWIFT ENERGY CO
SGA	SAGA COMMUNICATIONS INC
SGAR	IPATH DJ UBS SUGAR
SGB	SOUTHWEST GEORGIA FINCL CP
SGBK	STONEGATE BANK
SGC	SUPERIOR UNIFORM GRP INC FL
SGEN	SEATTLE GENETICS INC
SGF	ABERDEEN SINGAPORE FUND INC
SGG	IPATH DJ-UBS SUGAR
SGI	SILICON GRAPHICS INTL CORP
SGK	SCHAWK INC
SGL	STRATEGIC GLOBAL INCOME FD
SGM	STONEGATE MORTGAGE CORP
SGMA	SIGMATRON INTL INC
SGMO	SANGAMO BIOSCIENCES INC
SGMS	SCIENTIFIC GAMES CORP

SGNL	SIGNAL GENETICS INC
SGNT	SAGENT PHARMACEUTICAL INC
SGOC	SGOCO GROUP, LTD
SGOL	ETFS GOLD TRUST
SGRP	SPAR GROUP INC
SGU	STAR GAS PARTNERS L P
SGY	STONE ENERGY CORP
SGYP	SYNERGY PHARMACEUTICALS INC
SGYPU	SYNERGY PHARMACEUTICALS INC
SGYPW	SYNERGY PHARMACEUTICALS INC WTS 12/1/16
SGZA	SELECTIVE INSURANCE GRP 5.875% NT 2/9/43
SH	PROSHARES SHORT S&P 500
SHBI	SHORE BANCSHARES INC
SHEN	SHENANDOAH TELECOMMUN CO
SHG	SHINHAN FINANCIAL GROUP CO
SHI	SINOPEC SHANGHAI PETROCHEM
SHIP	SEANERGY MARITIME HOLDINGS CORP
SHLD	SEARS HOLDING CORP
SHLM	SCHULMAN A INC
SHLO	SHILOH INDUSTRIES INC
SHM	SPDR NUVEEN BARCLAYS SH TR MUNI BD ETF
SHN	MKT INDEX TGT TERM SEC DJIA 1/30/15
SHO	SUNSTONE HOTEL INVESTORS INC
SHO/PRD	SUNSTONE HOTEL INVESTORS INC 8%
SHOO	STEVEN MADDEN LTD
SHOR	SHORETEL INC.
SHOS	SEARS HOMETOWN AND OUTLET STORES, INC
SHPG	SHIRE PLC
SHV	iShares Short Treasury Bond ETF
SHW	SHERWIN WILLIAMS CO
SHY	iShares 1-3 Year Treasury Bond ETF
SHYD	MARKET VECTOR SHORT HG YLD MUNI INDX ETF
SHYG	ISHARES 0-5 YEAR HIGH YIELD CORP BOND
SIAL	SIGMA ALDRICH CORP
SIBC	STATE INVESTORS BANCORP INC
SID	COMPANHIA SIDERURGICA NACL
SIEB	SIEBERT FINANCIAL CORP
SIF	SIFCO INDS INC
SIFI	SI FINANCIAL GROUP INC
SIFY	SIFY TECHNOLOGIES LIMITED
SIG	SIGNET JEWELERS LIMITED
SIGA	SIGA TECHNOLOGIES INC
SIGI	SELECTIVE INS GRP INC
SIGM	SIGMA DESIGNS INC
SIJ	PROSHARES ULTRASH INDUSTRIALS
SIL	GLOBAL X SILVER MINERS
SILC	SILICOM LIMITED
SILJ	PUREFUNDS ISE JUNIOR SILVER (SMALL CAP M
SIM	GRUPO SIMEC S A DE C V
SIMG	SILICON IMAGE INC
SIMO	SILICON MOTION TECHNOLOGY CP
SINA	SINA CORPORATION
SINF	PROSH ULTRAPRO SHORT 10 YEAR TIPS/TSY SP
SINO	SINO GLOBAL SHIPPING AMR LTD
SIPE	SPDR BARCLAYS 0-5 YEAR TIPS
SIR	SELECT INCOME REIT

SIRI	SIRIUS XM HOLDINGS INC
SIRO	SIRONA DENTAL SYSTEMS INC
SIVB	SVB FINANCIAL GROUP
SIVBO	SVB CAPITAL II
SIVR	ETFS SILVER TRUST
SIX	SIX FLAGS ENTERTAINMENT CORP
SIZ	QUANTSH U.S. MARKET NEUTRAL SIZE FUND
SIZE	ISHARES MSCI USA SIZE FACTOR ETF
SJB	PROSHARES SHORT HIGH YIELD
SJF	PROSHARE ULTRASH RUS 1000 VL
SJH	PROSHARE ULTRASHT RUS2000 VL
SJI	SOUTH JERSEY INDS INC
SJL	PROSHARE ULTRASHT RUSMDCP VL
SJM	J M SMUCKER COMPANY
SJNK	SPDR BARCLAYS SH TERM HIGH YLD ETF
SJR	SHAW COMMUNICATIONS INC
SJT	SAN JUAN BASIN ROYALTY TR
SJW	SJW CORP
SKBI	SKYSTAR BIOPHARMA CO NEW
SKF	PRO SHARES ULTRASH FINANCIALS
SKH	SKILLED HEALTHCARE GROUP INC
SKK	PROSHARE ULTRASHT RUS2000 GR
SKM	SK TELECOM CO LTD
SKT	TANGER FACTORY OUTLET CENTER
SKUL	SKULLCANDY INC
SKX	SKECHERS U S A INC
SKY	SKYLINE CORP
SKYW	SKYWEST INC
SKYY	FR TR ISE CLOUD COMPUTING INDEX FUND
SLA	AMERICAN SELECT PTFL
SLAB	SILICON LABORATORIES INC
SLB	SCHLUMBERGER LTD
SLCA	U.S. SILICA HOLDINGS INC
SLF	SUN LIFE FINANCIAL INC
SLG	SL GREEN REALTY CORP
SLG/PRI	SL GREEN REALTY CORP 6.50% (I)
SLGN	SILGAN HLDGS INC
SLH	SOLERA HOLDINGS INC
SLI	SL INDS INC
SLM	SLM CORP
SLMAP	SLM CORP 6.97% PFD SER A
SLMBP	SLM CORP PFD SER B FLT RT
SLP	SIMULATIONS PLUS INC
SLQD	ISHARES 0-5 YEAR INVESTMENT GRADE CORP B.
SLRA	SOLAR CAPITAL LTD 6.75% NTS 11/15/42
SLRC	SOLAR CAPITAL LTD
SLTC	SELECTICA INC
SLV	ISHARE SILVER TRUST
SLVO	CREDIT SUISSE SILVER SHARES COVERED CALL
SLVP	ISHARES MSCI GLOBAL SILVER MINERS ETF
SLW	SILVER WHEATON CORP
SLX	MARKET VECTORS STEEL
SLXP	SALIX PHARMACEUTICALS LTD
SLY	SPDR S&P 600 SMALL CAP ETF
SLYG	SPDR S&P 600 Small Cap Growth ETF
SLYV	SPDR S&P 600 SMALL CAP VALUE ETF

SM	SM ENERGY CO
SMA	SYMMETRY MEDICAL INC
SMB	MARKET VECTORS- SHORT MUNI
SMBC	SOUTHERN MISSOURI BANCORP
SMCI	SUPER MICRO COMPUTER, INC
SMDD	PROSHARES ULTRAPRO SHORT MIDCAP400 NEW
SMED	SHARPS COMPLIANCE CORP
SMEZ	SPDR EURO STOXX SMALL CAP ETF
SMF	SALIENT MLP & ENERGY INFRASTRUCTURE FD
SMFG	SUMITOMO MITSUI FINANCIAL GROUP INC
SMG	SCOTTS MIRACLE-GRO COMPANY
SMH	MKT VECTORS SEMIS ETF
SMI	SEMICONDUCTOR MFG INTL CORP
SMIN	ISHARES MSCI INDIA SM CAP ETF
SMIT	SCHMITT INDS INC
SMK	PROSH ULSH MSCI MEXICO CAPPED IMI
SMLP	SUMMIT MIDSTREAM PARTNERS LP
SMLR	SEMLER SCIENTIFIC, INC
SMLV	SPDR RUSSELL 2000 LOW VOLATILITY ETF
SMM	SALIENT MIDSTREAM & MLP FUND
SMMF	SUMMIT FINANCIAL GRP INC
SMMU	PIMCO SHORT TERM MUNI BD ETF
SMN	PROSHARES ULTRSH BASIC MAT
SMP	STANDARD MTR PRODS INC
SMPL	SIMPLICITY BANCORP INC
SMRT	STEIN MART INC
SMSI	SMITH MICRO SOFTWARE INC
SMT	SMART TECHNOLOGIES INC
SMTC	SEMTECH CORP
SMTP	SMTP INC.
SMTX	SMTC CORPORATION NEW
SMU	MITTS LINKED TO S&P 500 2/27/2015
SN	SANCHEZ ENERGY CORP
SNA	SNAP ON INC
SNAK	INVENTURE FOODS INC
SNBC	SUN BANCORP INC (NJ)
SNCR	SYNCHRONOSS TECH INC.
SNDK	SANDISK CORPORATION
SNE	SONY CORP
SNFCA	SECURITY NATL FINL CORP
SNH	SENIOR HOUSING PROPERTIES TR
SNHN	SENIOR HOUSING PROPERT 5.625% NTS 8/1/42
SNHY	SUN HYDRAULICS CORPORATION
SNI	SCRIPPS NETWORKS INTERACTIVE
SNLN	HIGHLAND/IBOXX SENIOR LOAN ETF
SNMX	SENOMYX INC
SNN	SMITH & NEPHEW GROUP P L C
SNOW	INTRAWEST RESORTS HOLDINGS INC
SNP	CHINA PETROLEUM & CHEM CORP
SNPS	SYNOPSYS INC
SNSS	SUNESIS PHARMACEUTICALS INC
SNTA	SYNTA PHARMACEUTICALS INC
SNV	SYNOVUS FINANCIAL CORP
SNV/PRC	SYNOVUS FINANCIAL CORP (C)
SNX	SYNNEX CORP
SNY	SANOFI

SO	SOUTHERN COMPANY
SOCB	SOUTHCOAST FINANCIAL CORP
SOCL	GLOBAL X SOCIAL MEDIA INDEX ETF
SODA	SODASTREAM INTERNATIONAL LTD
SOFO	SONIC FOUNDRY INC
SOHO	SOTHERLY HOTELS INC
SOHOL	SOTHERLY HOTELS LP 8.00%
SOHU	SOHU.COM INCORPORATED
SOIL	GLOBAL X FERTILIZERS/POTASH ETF
SOL	RENESOLA LTD
SON	SONOCO PRODS CO
SONA	SOUTHERN NAT'L BANCORP OF VA
SONC	SONIC CORP
SONS	SONUS NETWORKS INC
SOQ	SONDE RESOURCES CORP
SOR	SOURCE CAP INC
SORL	SORL AUTO PARTS INC
SOV/PRC	SANTANDER HLDGS USA INC
SOXL	DIREXION DAILY SEMICOND BULL 3X SH
SOXS	DIREXION DAILY SEMICOND BEAR 3X SH
SOXX	iShares PHLX Semiconductor ETF
SOYB	TEUCRIUM SOYBEAN FUND
SP	SP PLUS CORP
SPA	SPARTON CORP
SPAN	SPAN AMER MED SYS INC
SPAR	SPARTAN MTRS INC
SPB	SPECTRUM BRANDS HLDGS INC
SPBC	SP BANCORP INC
SPCB	SUPERCOM LTD NEW
SPCHA	SPORT CHALET INC
SPCHB	SPORT CHALET INC
SPDC	SPEED COMMERCE INC
SPE	SPECIAL OPPORTUNITIES FD INC
SPEX	SPHERIX INC NEW
SPF	STANDARD PACIFIC CORP
SPFF	GLOBAL X SUPERINCOME PFD ETF
SPG	SIMON PROPERTY GROUP INC NEW
SPG/PRJ	SIMON PROPERTY GROUP INC NEW
SPGH	UBS E-TRACS S&P 500 GOLD HEDGED 1/30/40
SPH	SUBURBAN PROPANE PARTNERS LP
SPHB	POWERSHARES S&P 500 HIGH BETA PORTFOLIO
SPHD	POWERSHARES S&P 500 HIGH DIVIDEND PTF
SPHQ	PWRSHS&P 500 HIGH QUALITY PTF
SPHS	SOPHIRIS BIO INC
SPIL	SILICONWARE PRECISION INDS
SPLK	SPLUNK INC
SPLP	STEEL PARTNERS HOLDINGS LP
SPLS	STAPLES INC
SPLV	POWERSHARES S&P 500 LOW VOLATILITY PORTF
SPLX	ETRACS MN RESET 2XLEV S&P 500 TR ETN
SPN	SUPERIOR ENERGY SVCS INC
SPNC	SPECTRANETICS CORP
SPNS	SAPIENS INTL CORP N V
SPPI	SPECTRUM PHARM INC
SPPP	SPROTT PHYSICAL PLATINUM & PALLADIUM TR
SPPR	SUPERTEL HOSPITALITY INC

SPPRO	SUPERTEL HOSPITALITY INC
SPPRP	SUPERTEL HOSPITALITY INC
SPR	SPIRIT AEROSYS HOLD INC
SPRO	SMARTPROS LTD
SPRT	SUPPORT.COM INC
SPSC	SPS COMMERCE INC
SPTN	SPARTAN NASH COMPANY
SPU	SKYPEOPLE FRUIT JUICE INC
SPUU	DIREXION DAILY S&P 500 BULL 2X SHARES
SPW	SPX CORPORATION
SPWH	SPORTSMAN'S WAREHOUSE HOLDINGS, INC
SPWR	SUNPOWER CORPORATION
SPXH	VELOCITYSHARES VOLATILITY HEDGED LRG CAP
SPXL	DIREXION DAILY S&P 500 BULL 3X SHARES
SPXS	DIREXION DAILY S&P 500 BEAR 3X SHARES
SPXU	PROSH ULTRAPRO SH S&P 500 NEW
SPY	SPDR S&P 500 ETF TRUST
SPYG	SPDR S&P 500 Growth ETF
SPYV	SPDR S&P 500 Value ETF
SQBG	SEQUENTIAL BRANDS GROUP INC
SQBK	SQUARE 1 FINANCIAL INC. (A)
SQI	SCIQUEST INC
SQM	SOCIEDAD QUIMICA Y MINERA
SQNM	SEQUENOM INC
SQNS	SEQUANS COMMUNICATIONS S A
SQQQ	PROSHARES ULTRAPRO SHORT QQQ NEW
SR	STANDARD REGISTER CO
SRC	SPIRIT REALTY CAPITAL INC NEW
SRCE	FIRST SOURCE CORP
SRCL	STERICYCLE INC
SRDX	SURMODICS INC
SRE	SEMPRA ENERGY
SREV	SERVICESOURCE INTERNATIONAL INC
SRF	THE CUSHING ROYALTY & INCOME FUND
SRI	STONERIDGE INC
SRLN	SPDR BLACKSTONE/ GSO SENIOR LOAN ETF
SRLP	SPRAGUE RESOURCES LP
SRNE	SORRENTO THERAPEUTICS INC
SRPT	SAREPTA THERAPEUTICS INC
SRS	PROSHARES ULTRASH REAL ESTATE
SRT	STARTEK INC
SRTY	PROSHARES ULTRAPRO SHORT RUSSELL2000 NEW
SRV	CUSHING MLP TOTAL RETURN FD
SSBI	SUMMIT STATE BANK
SSD	SIMPSON MFG CO INC (DEL)
SSE/WI	SEVENTY SEVEN ENERGY INC W/I
SSFN	STEWARDSHIP FINL CORP
SSG	PROSHARES ULTRASH SEMICONDUCTORS
SSH	SUNSHINE HEART INC
SSI	STAGE STORES INC
SSL	SASOL LTD
SSLT	SESA STERLITE LTD
SSN	SAMSON OIL & GAS LIMITED
SSNC	SS & C TECHNOLOGIES HLDGS INC
SSNI	SILVER SPRING NETWORKS INC
SSO	PROSHARES TRUST ULTRA S&P 500

SSP	SCRIPPS E W CO
SSRI	SILVER STANDARD RESOURCES IN
SSS	SOVRAN SELF STORAGE INC
SST	SPDR BARCLAYS SHRT TERM TREASURY
SSTK	SHUTTERSTOCK INC
SSW	SEASPAN CORP
SSW/PRC	SEASPAN CORP
SSW/PRD	SEASPAN CORPORATION 7.95% (D)
SSW/PRE	SEASPAN CORP 8.25% PFD SER E
SSWN	SEASPAN CORP 6.375% NTS 4/30/19
SSY	SUNLINK HEALTH SYSTEMS INC
SSYS	STRATASYS LTD
ST	SENSATA TECHNOLOGIES HOLDING N V
STAA	STAAR SURGICAL CO
STAG	STAG INDUSTRIAL INC
STAG/PRA	STAG INDUSTRIAL INC 9%(A)
STAG/PRB	STAG INDUSTRIAL, INC. 6.625% (B)
STAR	ISTAR FINANCIAL INC
STAR/PRD	ISTAR FINANCIAL INC
STAR/PRE	ISTAR FINANCIAL INC 7.875%(E)
STAR/PRF	ISTAR FINANCIAL INC 7.8% (F)
STAR/PRG	ISTAR FINANCIAL INC 7.65%(G)
STAR/PRI	ISTAR FINANCIAL INC 7.50 (I)
STAY	EXTENDED STAY AMERICA INC
STB	STUDENT TRANSPORTATION INC.
STBA	S&T BANCORP INC
STBZ	STATE BANK FINANCIAL CORPORATION
STC	STEWART INFORMATION SVCS CRP
STCK	STOCK BUILDING SUPPLY HOLDINGS INC
STE	STERIS CORP
STEM	STEMCELLS INC
STFC	STATE AUTO FINANCIAL CORP
STI	SUNTRUST BANKS INC
STI/PRA	SUNTRUST BANKS INC
STI/PRE	SUNTRUST BANKS DEP SH REP 1/4000TH PFD E
STI/WSA	SUNTRUST BANKS INC WTS 12/31/18
STI/WSB	SUNTRUST BANKS INC WTS 11/14/18
STIP	iShares 0-5 Year TIPS Bond ETF
STJ	ST JUDE MEDICAL INC
STK	COLUMBIA SELIGMAN PREM TECH GROWTH FD
STKL	SUNOPTA INC
STL	STERLING BANCORP DEL
STLD	STEEL DYNAMICS INC
STLY	STANLEY FURNITURE CO INC
STM	STMICROELECTRONICS N V
STML	STEMLINE THERAPEUTICS INC
STMP	STAMPS.COM INC
STN	STANTEC INC
STNG	SCORPIO TANKERS INC
STNR	STEINER LEISURE LTD
STO	STATOIL ASA
STON	STONEMOR PARTNERS L.P.
STPP	IPATH US TREA STEEPENER ETN 8/20
STPZ	PIMCO 1-5 YR U.S. TIPS INDX ETF
STR	QUESTAR CORP
STRA	STRAYER EDUCATION INC

STRI	STR HOLDINGS INC
STRL	STERLING CONSTRUCTION COM
STRM	STREAMLINE HEALTH SOLUTIONS INC
STRN	SUTRON CORP
STRP	STRAIGHT PATH COMMUNICATIONS INC
STRS	STRATUS PROPERTIES INC
STRT	STRATTEC SEC CORP
STRZA	STARZ SR A
STRZB	Starz SR B
STS	SUPREME INDS INC
STT	STATE STREET CORP
STT/PRC	STATE STREET CORPORATION (C)
STT/PRD	STATE STREET CORP (D)
STV	CHINA DIGITAL TV HOLDING CO
STWD	STARWOOD PROPERTY TRUST INC
STX	SEAGATE TECHNOLOGY
STXS	STEREOTAXIS INC
STZ	CONSTELLATION BRANDS INC
STZ/B	CONSTELLATION BRANDS INC
SU	SUNCOR ENERGY INC NEW
SUB	iShares Short-Term Natl AMT-Free Muni B
SUBD	DB X-TRACK SOLACTIVE INV GRD SUB DEBT FD
SUBK	SUFFOLK BANCORP
SUI	SUN CMNTYS INC
SUI/PRA	SUN COMMUNITIES INC. 7.125% (A)
SUMR	SUMMER INFANT INC
SUNE	SUNEDISON INC
SUNS	SOLAR SENIOR CAPITAL LTD
SUP	SUPERIOR INDS INTL INC
SUPN	SUPERNUS PHARMACEUTICALS, INC
SURG	SYNERGETICS USA INC
SUSP	SUSSER PETROLEUM PARTNERS LP
SUSQ	SUSQUEHANNA BANCSHARES INC
SUSS	SUSSER HOLDINGS CORP
SUTR	SUTOR TECH GRP LTD
SVA	SINOVAC BIOTECH LTD
SVBI	SEVERN BANCORP INC (MD)
SVBL	SILVER BULL RESOURCES INC
SVLC	SILVERCREST MINES INC.
SVM	SILVERCORP METALS INC
SVT	SERVOTRONICS INC
SVU	SUPERVALU INC
SVVC	FIRSTHAND TECHNOLOGY VALUE FUND INC
SVXY	PROSH SHORT VIX SHORT-TERM FUTURES ETF
SWAY	STARWOOD WAYPOINT RESIDENTIAL TR
SWC	STILLWATER MINING COMPANY
SWFT	SWIFT TRANSPORTATION CO
SWH	STANLEY BLACK & DECKER INC.
SWHC	SMITH & WESSON HOLDING CORP
SWI	SOLARWINDS INC
SWIR	SIERRA WIRELESS INC
SWJ	STANLEY BLACK & DECKER 5.75% DEB 7/25/52
SWK	STANLEY BLACK & DECKER INC
SWKS	SKYWORKS SOLUTIONS INC
SWM	SCHWEITZER MAUDUIT INTL INC
SWN	SOUTHWESTERN ENERGY CO

SWS	SWS GROUP INC
SWSH	SWISHER HYGIENE INC.
SWU	STANLEY BLACK & DECKER INC
SWX	SOUTHWEST GAS CORP
SWY	SAFEWAY INC
SWZ	SWISS HELVETIA FUND INC
SXC	SUNCOKE ENERGY INC
SXCP	SUNCOKE ENERGY PARTNERS L P
SXE	SOUTHCROSS ENERGY PARTNERS L P
SXI	STANDEX INTL CORP
SXL	SUNOCO LOGISTICS PARTNERS LP
SXT	SENSIENT TECHNOLOGIES CORP
SYA	SYMETRA FINANCIAL CORP
SYBT	STOCK YARD BANCORP INC
SYE	SPDR MFS SYSTEMATIC CORE
SYG	SPDR MFS SYSTEMATIC GROWTH EQUITY
SYK	STRYKER CORP
SYKE	SYKES ENTERPRISES INC
SYLD	CAMBRIA SHAREHOLDER YIELD ETF
SYMC	SYMANTEC CORP
SYMX	SYNTHESIS ENERGY SYS INC
SYN	SYNTHETIC BIOLOGICS INC
SYNA	SYNAPTICS INC
SYNC	SYNACOR INC
SYNL	SYNALLOY CORP
SYNT	SYNTEL INC
SYPR	SYPRIS SOLUTIONS INC
SYRG	SYNERGY RESOURCES CORP
SYRX	SYSOREX GLOBAL HOLDINGS CORP
SYT	SYNGENTA AG
SYUT	SYNUTRA INTL INC
SYV	SPDR MFS SYSTEMATIC VALUE
SYX	SYSTEMAX INC
SYY	SYSCO CORP
SZC	CUSHING RENAISSANCE FD
SZK	PROSHARES ULTRASH CSMR GOODS
SZMK	SIZMEK INC
SZO	PWRSH DB CRUDE OIL SH
SZYM	SOLAZYME INC
T	AT&T INC
TA	TRAVELCENTERS OF AMERICA LLC
TAC	TRANSALTA CORP
TACT	TRANSACT TECH INC
TAGS	TEUCRIUM AGRICULTURAL FUND
TAHO	TAHOE RESOURCES INC.
TAI	TRANSAMERICA INCM SHRS INC
TAIT	TAITRON COMPONENTS INC
TAL	TAL INTERNATIONAL GRP INC
TAM	TAMINCO CORP
TAN	GUGGENHEIM SOLAR ETF
TANN	TRAVELCENTERS OF AMERICA 8.25%NT 1/15/28
TAO	Guggenheim China Real Estate ETF
TAOM	TAOMEE HOLDINGS LTD
TAP	MOLSON COORS BREWING CO
TAP/A	MOLSON COORS BREWING CO
TARO	TARO PHARMACEUTICAL INDS LTD

TAS	TASMAN METALS LTD
TASR	TASER INTERNATIONAL INC
TAST	CARROLS RESTAURANT GR INC.
TAT	TRANSATLANTIC PETROLEUM LTD
TATT	TAT TECHNOLOGIES LTD
TAX	JTH HOLDING INC (A) D/B/A LIBERTY TAX SE
TAXI	MEDALLION FINANCIAL CORP
TAYC	TAYLOR CAPITAL GROUP INC
TAYCO	TAYLOR CAPITAL GROUP INC.
TAYCP	TAYC CAPITAL TRUST I
TAYD	TAYLOR DEVICES INC
TBAR	RBS GOLD TRENDPILOT ETNS
TBBK	BANCORP BANK (THE)
TBF	PROSHARES SHORT 20+ YR TREA
TBI	TRUE BLUE INC
TBIO	TRANSGENOMIC INC
TBNK	TERRITORIAL BANCORP INC
TBPH	THERAVANCE BIOPHARMA INC
TBT	PROSH ULT SH LEH 20 PLUS TYS
TBX	PROSHARES SHORT 7-10 YEAR TREASURY
TBZ	PROSHARES ULTRASHORT 3-7 YEAR TREASURY
TC	THOMPSON CREEK METALS CO INC
TC/PRT	THOMPSON CREEK METALS CO UNITS 5/15/15
TCAP	TRIANGLE CAPITAL CORP
TCB	TCF FINANCIAL CORP
TCB/PRB	TCF FINANCIAL CORP
TCB/PRC	TCF FINANCIAL CORPORATION
TCB/WS	TCF FINANCIAL CORP
TCBI	TEXAS CAPITAL BANCSHARES
TCBIL	TEXAS CAPITAL BANCSHARES 6.5% 9/21/42
TCBIP	TEXAS CAPITAL BANCSHARES INC.
TCBIW	TEXAS CAP BANCHSARES INC
TCBK	TRICO BANCSHARES
TCC	TRIANGLE CAPITAL CORP 7% NTS 3/15/19
TCCA	TRIANGLE CAPITAL CORP 6.375% NT 12/15/22
TCCO	TECHNICAL COMM CORP
TCFC	COMMUNITY FINALCIAL CORPORATION (THE)
TCHI	RBS CHINA TRENDPILOT EXCHANGE TRADED NT
TCI	TRANSCONTINENTAL RLTY INVT
TCK	TECK RESOURCES LIMITED
TCO	TAUBMAN CTRS INC
TCO/PRJ	TAUBMAN CENTERS INC. 6.50% (J)
TCO/PRK	TAUBMAN CENTERS INC. 6.25% (K)
TCP	TC PIPELINES LP
TCPC	TCP CAPITAL CORP
TCRD	THL CREDIT INC
TCS	THE CONTAINER STORE GROUP INC
TCX	TUCOWS INC (A)
TD	TORONTO DOMINION BANK
TDA	TELEPHONE & DATA SYS 5.875% NTS 12/1/61
TDC	TERADATA CORP
TDD	db-X TRACKERS 2010 TARGET DATE FUND
TDE	TELEPHONE & DATA SYSTEMS INC
TDF	TEMPLETON DRAGON FD INC
TDG	TRANSDIGM GROUP INC
TDH	db-X TRACKERS 2020 TARGET DATE FUND

TDI	TELEPHONE AND DATA SYS INC
TDIV	FT ETF VI FT NASDAQ TECH DIV
TDJ	TELEPHONE & DATA SYSTEMS 7% 3/15/60
TDN	db-X TRACKERS 2030 TARGET DATE FUND
TDS	TELEPHONE & DATA SYS INC DEL NEW
TDTF	FLEXSHARES IBOXX 5-YR TRGT DURATION TIPS
TDTT	FLEXSHARES IBOXX 3-YR TRGT DURATION TIPS
TDV	db-X TRACKERS 2040 TARGET DATE FUND
TDW	TIDEWATER INC
TDX	db-X TRACKERS IN TARGET DATE FUND
TDY	TELEDYNE TECHNOLOGIES INC
TE	TECO ENERGY INC
TEAR	TearLab Corp
TECD	TECH DATA CORP
TECH	TECHNE CORP
TECL	DIREX DLY TECH BULL 3X SHARES
TECS	DIREX DLY TECH BEAR 3X SHARES
TECU	TECUMSEH PRODUCTS CO
TEDU	TARENA INTERNATIONAL INC
TEF	TELEFONICA S A
TEG	INTEGRYS ENERGY GROUP INC
TEI	TEMPLETON EMG MKT INCM FD
TEL	TE CONNECTIVITY LTD
TELK	TELIK INC
TEN	TENNECO INC
TENZ	PIMCO 7-15 YEAR U.S. TREA INDEX ETF
TEO	TELECOM ARGENTINA S. A.
TEP	TALLGRASS ENERGY PARTNERS LP
TER	TERADYNE INC
TESO	TESCO CORPORATION
TESS	TESSCO TECHNOLOGIES
TEU	BOX SHIPS INC
TEU/PRC	BOX SHIPS INC 9% PFD SER C
TEVA	TEVA PHARMACEUTICAL INDS LTD
TEX	TEREX CORP NEW
TFG	FIXED GOLDMAN SACHS NT 11-1 6.75%10/1/37
TFI	SPDR NUVEEN BARCLAYS MUNI BOND ETF
TFLO	ISHARES TREASURY FLOATING RATE BOND
TFM	FRESH MARKET INC (THE)
TFSL	TFS FINANCIAL CORP
TFX	TELEFLEX INC
TG	TREDEGAR CORP
TGA	TRANSGLOBE ENERGY CORP
TGB	TASEKO MINES LTD
TGC	TENGASCO INC
TGD	TIMMINS GOLD CORP
TGE	TGC INDUSTRIES INC
TGEN	TECOGEN INC
TGH	TEXTAINER GROUP HLDGS LTD
TGI	TRIUMPH GROUP INC
TGLS	TECNOGLASS INC
TGP	TEEKAY LNG PARTNERS L.P.
TGR	iShares Target Date Ret Income ETF
TGS	TRANSPORTADORA DEGAS DEL
TGT	TARGET CORPORATION
TGTX	TG THERAPEUTICS INC

THC	TENET HEALTHCARE CORP
THD	iShares MSCI Thailand Capped ETF
THFF	FIRST FINANCIAL CP (IND)
THG	HANOVER INS GROUP INC
THGA	HANOVER INSURANCE GRP 6.35% DEB 3/30/53
THHY	MARKET VECTORS TREASURY-HEDGED HIGH YLD
THI	TIM HORTONS INC.
THLD	THRESHOLD PHARMA INC
THM	INTERNATIONAL TOWER HILL MINES NEW
THO	THOR INDUSTRIES INC
THOR	THORATEC CORPORATION
THR	THERMON GROUP HOLDINGS INC
THRD	TF FINANCIAL CORP
THRK	SPDR RUSSELL 3000 ETF
THRM	GENTHERM INC
THRX	THERAVANCE INC
THS	TREEHOUSE FOODS INC
THST	TRUETT-HURST INC. (A)
THTI	THT Heat Transfer Tech Inc.
TI	TELECOM ITALIA S P A
TI/A	TELECOM ITALIA
TIBX	TIBCO SOFTWARE INC
TICC	TICC CAPITAL CORP
TIF	TIFFANY & CO NEW
TIGR	TIGERLOGIC CORP
TIK	TEL INSTRUMENT ELECTRONICS N
TILE	INTERFACE INC
TILT	FLEXSHARES MORNINGSTAR US MRKT FACTORS
TIME	TIME INC
TINY	HARRIS & HARRIS GROUP INC
TIP	iShares TIPS Bond ETF
TIPT	TIPTREE FINANCIAL INC (A)
TIPX	SPDR BARCLAYS 1-10 YEAR TIPS ETF
TIPZ	PIMCO BROAD U.S. TIPS ETF
TIS	ORCHIDS PAPER PRODUCTS CO
TISA	TOP IMAGE SYSTEMS LTD
TISI	TEAM INC
TITN	TITAN MACHINERY INC
TIVO	TIVO INC
TJX	TJX COMPANIES INC
TK	TEEKAY CORPORATION
TKC	TURKCELL ILETISIM HIZMETLERI NEW
TKF	TURKISH INVT FUND INC
TKMR	TEKMIRA PHARMCEUTICALS CORP
TKR	TIMKEN CO
TKR/WI	TIMKEN CO W/I
TLF	TANDY LEATHER FACTORY INC
TLH	iShares 10-20 Year Treasury Bond ETF
TLI	LMP CORP LOAN FD INC
TLK	PT TELEKOMUNIKASI INDONESIA
TLL	PRO SH ULTRA SHRT TELECOM
TLLP	TESORO LOGISTICS LP
TLM	TALISMAN ENERGY INC
TLMR	TALMER BANCORP INC CL A
TLO	SPDR BARCLAYS LONG TERM TREA ETF
TLOG	TETRALOGIC PHARMACEUTICALS CORPORATION

TLP	TRANSMONTAIGNE PARTNERS
TLR	TIMBERLINE RESOURCES CORP
TLT	iShares 20+ Year Treasury Bond ETF
TLTD	FLEXSH MRNGST DEV MKT EX US FACT
TLTE	FLEXSH MRNGST EMG MKT FACT TILT
TLYS	TILLYS INC
TM	TOYOTA MOTOR CORP
TMF	DIREX DAILY 20 PLUS YR TR BULL 3X (AXTWE
TMH	TEAM HEALTH HLDGS INC
TMHC	TAYLOR MORRISON HOME CORP
TMK	TORCHMARK CORP
TMK/PRB	TORCHMARK CAP
TMO	THERMO FISHER SCIENTIFIC INC
TMP	TOMPKINS FINANCIAL CORPORATION
TMST/WI	TIMKENSTEEL CORP W/I
TMUS	T-MOBILE US INC
TMV	DIREX DAILY 20 PLUS YR TR BEAR 3X (AXTWE
TNA	DIREX DLY SMALL CAP BULL 3X
TNAV	TELENAV INC
TNC	TENNANT CO
TNDM	TANDEM DIABETES CARE INC.
TNDQ	RBS NASDAQ 100 TRENDPILOT ETN
TNET	TRINET GROUP INC
TNGO	TANGOE INC
TNH	TERRA NITROGEN CO LP
TNK	TEEKAY TANKERS LTD
TNP	TSAKOS ENERGY NAVIGATION LTD
TNP/PRB	TSAKOS ENERGY NAVIGATION LTD 8.00% (B)
TNP/PRC	TSAKOS ENERGY NAVIGATION 8.875% PFD C
TNXP	TONIX PHARMACEUTICALS HOLDINGS
TOF	TOFUTTI BRANDS INC
TOK	iShares MSCI KLD 400 Social ETF
TOL	TOLL BROS INC
TOLZ	PROSH DJ BROOKFIELD GLOBAL INFRA ETF
TOO	TEEKAY OFFSHORE PRTNRS L.P.
TOO/PRA	TEEKAY OFFSHORE PARTNERS 7.25% PFD SR A
TOPS	TOP SHIPS INC
TORM	TOR MINERALS INTL INC NEW
TOT	TOTAL S A
TOTS	DIREXION DAILY TOTAL MARKET BEAR 1X SH
TOUR	TUNIU CORPORATION
TOWN	TOWNE BANK (VA)
TOWR	TOWER INTERNATIONAL INC
TPC	TUTOR PERINI CORP
TPH	TRI POINTE HOMES INC
TPI	TIANYIN PHARMACEUTICAL CO
TPL	TEXAS PAC LAND TR
TPLM	TRIANGLE PETROLEUM CORP (DEL)
TPRE	THIRD POINT REINSURANCE LTD
TPS	PROSHARES ULTRASHORT TIPS
TPVG	TRIPLEPOINT VENTURE GROWTH BDC CORP
TPX	TEMPUR SEALY INTERNATIONAL INC
TPZ	TORTOISE PWR & ENERGY INFRA
TQNT	TRIQUINT SEMICONDUCTOR
TQQQ	PROSHARES ULTRAPRO QQQ
TR	TOOTSIE ROLL INDS INC

TRAK	DEALERTRACK TECHS INC
TRC	TEJON RANCH COMPANY
TRC/WS	TEJON RANCH CO 8/31/18
TRCB	TWO RIVER BANCORP
TRCH	TORCHLIGHT ENERGY RESOURCES INC
TREC	TRECORA RES
TREE	TREE.COM, INC.
TREX	TREX COMPANY INC
TRF	TEMPLETON RUSSIA AND EAST EUR
TRGP	TARGA RESOURCES CORP
TRGT	TARGACEPT INC
TRI	THOMSON REUTERS CORP
TRIB	TRINITY BIOTECH PLC
TRIP	TRIPADVISOR INC
TRIV	TRIVASCULAR TECHNOLOGIES, INC
TRK	SPEEDWAY MOTORSPORTS INC
TRLA	TRULIA INC
TRMB	TRIMBLE NAV LTD LTD
TRMK	TRUSTMARK CORP
TRMR	TREMOR VIDEO INC
TRN	TRINITY INDUSTRIES INC
TRND	RBS US LG CAP TRND PT EX TR NT 12/7/40
TRNM	RBS US MID CAP TRENDPILOT 1/25/41
TRNO	TERRENO REALTY CORP
TRNO/PRA	TERRENO REALTY CORPORATION7.75 % (A)
TRNS	TRANSCAT INC
TRNX	TORNIER NV
TROV	TROVAGENE INC NEW
TROVU	TROVAGENE INC.
TROVW	TROVAGENE INC
TROW	T ROWE PRICE GROUP INC
TROX	TRONOX LTD
TRP	TRANSCANADA CORP HLDG CO
TRQ	TURQUOISE HILL RESOURCES LTD
TRR	TRC COS INC
TRS	TRIMAS CORPORATION
TRSK	VELOCITYSHARES TAIL RISK HEDGED LRG CAP
TRST	TRUSTCO BK CORP NY
TRT	TRIO TECH INTERNATIONAL
TRV	TRAVELERS COS INC (THE)
TRVN	TREVENA INC
TRW	TRW AUTOMOTIVE HLDGS CORP
TRX	TANZANIAN ROYALTY EXPLORATION CORP
TRXC	TRANSENTERIX INC
TS	TENARIS S A
TSBK	TIMBERLAND BANCORP INC
TSC	TRISTATE CAPITAL HOLDINGS INC
TSCO	TRACTOR SUPPLY CO
TSE	TRINSEO S. A.
TSEM	TOWER SEMICONDUCTOR LTD
TSI	TCW STRATEGIC INCOME FD INC
TSL	TRINA SOLAR LIMITED
TSLA	TESLA MOTORS INC
TSLF	THL CREDIT SENIOR LOAN FD
TSLX	TPG SPECIALTY LENDING INC
TSM	TAIWAN SEMICONDUCTOR MFG CO

TSN	TYSON FOODS INC
TSO	TESORO CORPORATION
TSPT	TRANSCEPT PHARMACEUTICALS INC
TSRA	TESSERA TECHNOLOGIES INC
TSRE	TRADE STREET RESIDENTIAL INC
TSRI	TSR INC
TSRO	TESARO INC
TSS	TOTAL SYS SVC INC
TST	THESTREET INC
TSU	TIM PARTICIPACOES S A
TSYS	TELECOMMUNICATIONS SYS INC
TTC	TORO CO
TTEC	TELETECH HOLDINGS INC
TTEK	TETRA TECH INC
TTF	THAI FD
TTFS	TRIMTABS FLOAT SHRINK ETF
TTGT	TECHTARGET INC
TTHI	TRANSITION THERAPEUTICS INC
TTI	TETRA TECH INC DELAWARE
TTM	TATA MOTORS LTD
TTMI	TTM TECHNOLOGIES INC
TTP	TORTOISE PIPELINE & ENERGY FD INC
TTPH	TETRAPHASE PHARMACEUTICALS INC
TTS	TILE SHOP HOLDINGS INC
TTT	PROSHARES ULTRAPRO SHORT 20+ YEAR TREA
TTWO	TAKE TWO INTERACTIVE SOFTWARE
TU	TELUS CORPORATION
TUES	TUESDAY MORNING CORP
TUMI	TUMI HOLDINGS INC
TUP	TUPPERWARE BRANDS CORP
TUR	iShares MSCI Turkey ETF
TUZ	PIMCO 1-3 YR U.S. TR IDX FD ETF
TV	GRUPO TELEVISA S A
TVC	TENNESSEE VALLEY AUTHORITY
TVE	TENNESSEE VALLEY AUTHORITY BDS A 5/1/29
TVIX	VELOCITYSHARES DAILY 2X VIX SHORT TERM
TVIZ	VELOCITYSHARES DAILY 2X VIX MED TERM ETN
TW	TOWERS WATSON & CO
TWC	TIME WARNER CABLE INC (NEW)
TWER	TOWERSTREAM CORPORATION
TWGP	TOWER GROUP INTERNATIONAL LTD
TWI	TITAN INTL INC
TWIN	TWIN DISC INC
TWM	PROSHARES ULTRA SH 2000
TWMC	TRANS WORLD ENTERTAINMENT
TWN	TAIWAN FUND INC
TWO	TWO HARBORS INVESTMENT CORP
TWOK	SPDR RUSSELL 2000 ETF
TWOU	2U INC
TWQ	PROSH ULTRASHRT RUSSELL 3000 NEW
TWTC	TW TELECOM INC
TWTI	RBS OIL TRENDPILOT EXCHANGE TRADED NOTES
TWTR	TWITTER INC
TWX	TIME WARNER INC NEW
TX	TERNIUM SA
TXI	TEXAS INDUSTRIES INC

TXMD	TherapeuticsMD INC
TXN	TEXAS INSTRUMENTS INC
TXRH	TEXAS ROADHOUSE INC
TXT	TEXTRON INC
TXTR	TEXTURA CORP
TY	TRI CONTINENTAL CORP
TY/PR	TRI CONTINENTAL CORP
TYBS	DIREXION DLY 20 PLUS YR TR BEAR 1X SHS
TYC	TYCO INTL LTD NEW
TYD	DIREX DAILY 7-10 YR TREA BULL 3X (AXSVTN
TYG	TORTOISE ENERGY INFRA
TYG/PRB	TORTOISE ENERGY 4.375% PFD B 12/31/27
TYG/PRC	TORTOISE ENERGY INFRASTRUTURE PFD SER C
TYL	TYLER TECHNOLOGIES INC
TYNS	DIREXION DLY 7-10 YEAR TREA BEAR 1X SHS
TYO	DIREX DAILY 7-10 YR TREA BR 3X (AXSVTN)
TYPE	MONOTYPE IMAGING
TZA	DIREXION DLY SMALL CAP BEAR 3X
TZD	iShares Target Date 2010 ETF
TZE	iShares Target Date 2015 ETF
TZF	BEAR STEARNS DEPOSITOR INC
TZG	iShares Target Date 2020 ETF
TZI	iShares Target Date 2025 ETF
TZL	iShares Target Date 2030 ETF
TZO	iShares Target Date 2035 ETF
TZOO	TRAVELZOO INC
TZV	iShares Target Date 2040 ETF
TZW	iShares Target Date 2045 ETF
TZY	iShares Target Date 2050 ETF
UA	UNDER ARMOUR INC
UACL	UNIVERSAL TRUCKLOAD SVCS INC
UAE	ISHARES MSCI UAE CAPPED ETF
UAG	E-TRACS UBS BLOOMBG CMCI AG
UAL	UNITED CONTINENTAL HOLDINGS INC
UAM	UNIVERSAL AMERICAN CORP NEW
UAMY	U S ANTIMONY CORP
UAN	CVR PARTNERS LP
UBA	URSTADT BIDDLE PPTYS INC
UBC	E-TR UBS BLMBG CMCI LIVSTK
UBCP	UNITED BANCORP INC OH
UBFO	UNITED SECURITY BANKSHARES
UBG	E-TR UBS BLMBG CMCI GOLD
UBIC	UBIC INC.
UBM	E-TR UBS BLMBG CMCI IND MET
UBN	E-TR UBS BLMBG CMCI ENERGY
UBNK	UNITED FINANCIAL BANCORP INC NEW
UBNT	UBIQUITI NETWORKS, INC
UBOH	UNITED BANCSHARES INC (OH)
UBP	URSTADT BIDDLE PPTYS INC
UBP/PRD	URSTADT BIDDLE PPTYS INC
UBP/PRF	URSTADT BIDDLE PROPERTIES INC 7.125% (F)
UBR	PROSHARES ULTRA MSCI BRAZIL CAPPED
UBS	UBS AG NEW
UBS/PRD	UBS PREFERRED FDG TR IV
UBSH	UNION BANKSHARES CORPORATION
UBSI	UNITED BANKSHARES INC WV

UBT	PROSHARES ULTRA 20 PLUS YR TR
UCBA	UNITED COMMUNITY BANCORP
UCBI	UNITED COMMUNITY BANKS INC
UCC	PROSHARES ULTRA CONSUMER SV
UCD	PROSHS ULTRA DJ-UBS COMMOD
UCFC	UNITED COMMUNITY FINL CORP
UCI	E-TRACS UBS BLOOMBERG CMCI
UCO	PROSHS ULTRA DJ-UBS CRUD OIL
UCP	UCP INCORPORATED
UCTT	ULTRA CLEAN HOLDINGS, INC.
UDF	UNITED DEVELOPMENT FUNDING IV
UDN	PWR SH DB US $ IND BEAR FD
UDNT	POWERSHARES DB 3X SHORT US DOLLAR INDEX
UDOW	PROSHARES ULTRAPRO DOW30
UDR	UDR INC
UEC	URANIUM ENERGY CORP
UEIC	UNIVERSAL ELECTRONICS INC
UEPS	NET 1 UEPS TECHNOLOGIES
UFCS	UNITED FIRE GROUP INC
UFI	UNIFI INC
UFPI	UNIVERSAL FOREST PRODUCTS
UFPT	UFP TECHNOLOGIES INC
UFS	DOMTAR INC (NEW)
UG	UNITED GUARDIAN INC
UGA	UNITED STATES GASOLINE FUND
UGAZ	VELOCITYSHARES 3X LONG NATURAL GAS
UGE	PROSHARES ULTRA CONSUMER GOODS
UGI	UGI CORP NEW
UGL	PROSHARES ULTRA GOLD
UGLD	VLCTY SHS 3X LG GLD ETN LNK S&P GSCI GLD
UGP	ULTRAPAR PARTICIPACOES SA
UHAL	AMERCO
UHN	UNITED STATES DIESEL HEATING OIL FD
UHS	UNIVERSAL HEALTH SVR INC
UHT	UNIVERSAL HLTH RLTY INCM
UIHC	UNITED INSURANCE HLDGS CORP
UIL	UIL HOLDING CORP
UINF	PROSH ULTRAPRO 10 YEAR TIPS/TSY SPREAD
UIS	UNISYS CORP
UJB	PROSHARES ULTRA HIGH YIELD
UKF	PROSHARES ULTRA RUSL 1000 GR
UKK	PROSHARES ULTRA RUSL2000 GRW
UKW	PROSHARES ULTRA RUSL MDCP GR
UL	UNILEVER PLC NEW
ULBI	ULTRALIFE CORPORATION
ULE	PROSHARES ULTRA EURO
ULST	SPDR SSGA ULTRA SHORT TERM BOND ETF
ULTA	ULTA SALON, COSM&FRAG INC
ULTI	ULTIMATE SOFTWARE GROUP INC
ULTR	ULTRAPETROL (BAHAMAS) LTD
UMBF	UMB FINANCIAL CORP
UMC	UNITED MICROELECTRONICS NEW
UMDD	PROSHARES ULTRAPRO MIDCAP400
UMH	UMH PROPERTIES INC
UMH/PRA	UMH PROPERTIES INC 8.25% PFD SER A
UMPQ	UMPQUA HLDGS CORP

UMX	PROSHARES ULTRA MSCI MEXICO CAPPED IMI
UN	UNILEVER NV NEW
UNAM	UNICO AMER CORP
UNB	UNION BANKSHARES INC
UNF	UNIFIRST CORP
UNFI	UNITED NATURAL FOODS INC
UNG	UNITED STATES NAT GAS FUND
UNH	UNITEDHEALTH GROUP INC
UNIS	UNILIFE CORP
UNL	UNITED STATES 12 MONTH NAT GAS
UNM	UNUM GROUP
UNP	UNION PACIFIC CORP
UNS	UNS ENERGY CORP
UNT	UNIT CORP
UNTD	UNITED ONLINE INC
UNTK	UNITEK GLOBAL SERVICES INC.
UNTY	UNITY BANCORP INC
UNXL	UNI-PIXEL INC
UPI	UROPLASTY INC
UPIP	UNWIRED PLANET INC
UPL	ULTRA PETROLEUM CORP
UPRO	PROSHARES ULTRAPRO S&P 500
UPS	UNITED PARCEL SVC INC
UPV	PROSHARES ULTRA FTSE EUROPE
UPW	PROSHARES ULTRA UTILITIES
UQM	UQM TECHNOLOGIES INC
URA	GLOBAL X URANIUM ETF
URBN	URBAN OUTFITTERS INC
URE	PROSHARES ULTRA REAL EST
URG	UR-ENERGY INC
URI	UNITED RENTALS INC
URR	MARKET VECTORS DBLE LNG ETN
URRE	URANIUM RESOURCES INC NEW
URS	URS CORP NEW
URTH	iShares MSCI World ETF
URTY	PROSHARES ULTRAPRO RUSSELL2000
URZ	URANERZ ENERGY CORP
USA	LIBERTY ALL STAR EQU FD
USAC	USA COMPRESSION PARTNERS LP
USAG	UNITED STATES AGRICULTURAL FUND
USAK	USA TRUCK INC
USAP	UNIVERSAL STAINLESS & ALLOY
USAT	USA TECHNOLOGIES INC
USATP	USA TECHNOLOGIES INC
USB	US BANCORP NEW
USB/PRA	U.S. BANCORP DEL
USB/PRH	U.S. BANCORP
USB/PRM	U.S. BANCORP DEL DEP SHS 1/1000TH PFD F
USB/PRN	US BANCORP DEL DEP SH REP 1/1000TH PFD G
USB/PRO	US BANCORP DEP SHS 1/1000TH PFD SER H
USBI	UNITED SECURITY BANCSHRS INC
USCI	UNITED STATES COMMODITY INDEX FUND
USCR	U S CONCRETE INC
USD	PROSHARES ULTRA SEMICONDU
USDU	WISDOMTREE BLOOMBERG U.S. DOLLAR BULLISH
USEG	US ENERGY CORP WY

USFR	WISDOMTREE BLOOMBERG FLOATNG RATE TRSRY
USG	USG CORP
USL	UNITED STATES 12 MO OIL FUND
USLM	US LIME & MINERALS
USLV	VLCTY SHS 3X LG SLVR LNK S&P GSCI SLV ER
USM	US CELLULAR CORP
USMD	USMD HOLDINGS INC.
USMI	UNITED STATES METALS INDEX FUND
USMO	USA MOBILITY INC
USMV	iShares MSCI USA Minimum Volatility ETF
USNA	HEALTH SCIENCES INC
USO	UNITED STATES OIL FUND
USPH	US PHYSICAL THERAPY INC
UST	PROSHARES ULTRA 7-10 YR TR
USTR	UNITED STATIONERS INC
USU	USEC INC
USV	E-TRACS UBS BLMBG CMCI SIL
UTEK	ULTRATECH INC
UTF	COHEN & STEERS INFRASTRUCTURE FD
UTG	REAVES UTILITY INC TR
UTHR	UNITED THERAPEUTICS CORP
UTI	UNIVERSAL TECHNICAL INSTIT
UTIW	UTI WORLDWIDE INC
UTL	UNITIL CORP
UTLT	DB X-TRACKERS REGULATED UTILITIES FUND
UTMD	UTAH MEDICAL PRODUCTS INC
UTSI	UTSTARCOM HOLDINGS CORP
UTX	UNITED TECHNOLOGIES CORP
UTX/PRA	UNITED TECHNOLOGIES CORP
UUP	PWR SH DB US $ IND BULL FD
UUPT	POWERSHARES DB 3X LONG US DOLLAR INDEX
UUU	UNIVERSAL SECURITY INSTR INC
UUUU	ENERGY FUELS INC
UVE	UNIVERSAL INSURANCE HOLDINGS
UVG	PROSHARES ULTRA RUSL 1000 VL
UVSP	UNIVEST CORP OF PA
UVT	PROSHARES ULTRA RUSL2000 VAL
UVU	PROSHARES ULTRA RUSL MDCP VL
UVV	UNIVERSAL CORP VA
UVXY	PROSH ULTRA VIX SHORT-TERM FUTURES ETF
UWC	PROSH ULTRA RUSSELL 3000
UWM	PRO SHARES ULTRA RUS 2000
UWN	NEVADA GOLD & CASINOS INC
UWTI	VELOCITYSHARES 3X LONG CRUDE
UXI	PROSHARES ULTRA INDUSTRI
UXJ	PROSHARES ULTRA MSCI PACIFIC EX-JAPAN
UYG	PROSHARES ULTRA FINANCIALS
UYM	PROSHARES ULTRA BASIC MATERI
UZA	UNITED STATES CELLULAR CP 6.95% 6/15/60
V	VISA INC.
VAC	MARRIOTT VACATIONS WORLDWIDE CORP
VAL	VALSPAR CORP
VALE	VALE S.A.
VALE/P	COMPANHIA VALE DO RIO DOCE PREF
VALU	VALUE LINE INC
VAR	VARIAN MEDICAL SYSTEMS INC

VASC	VASCULAR SOLUTIONS INC
VAW	VANGUARD MATERIALS ETF
VB	VANGUARD SMALL CAP ETF
VBF	BENEFIT INTEREST INVESCO BD FD
VBFC	VILLAGE BANK & TRUST FINANCIAL CP
VBK	VANGUARD SML-CAP GRWTH ETF
VBR	VANGUARD SM CAP VALUE ETF
VC	VISTEON CORPORATION
VCF	DELAWARE INV COLORADO MUNI INC FD INC
VCIT	VANGUARD INTERMEDIATE-TERM CORP BOND ETF
VCLT	VANGUARD LONG-TERM CORPORATE BOND
VCO	VINA CONCHA Y TORO S A
VCR	VANGUARD CONSUMER DIS ETF
VCRA	VOCERA COMMUNICATIONS INC
VCSH	VANGUARD SHORT-TERM CORPORATE BOND ETF
VCV	INVESCO CALIF VALUE MUN INCOME TR
VCYT	VERACYTE INC
VDC	VANGUARD CONSUMERS STPLES ETF
VDE	VANGUARD ENERGY ETF
VDSI	VASCO DATA SECURITY INTL INC
VE	VEOLIA ENVIRONNEMENT
VEA	VANGUARD FTSE DEVELOPED MARKETS ETF
VECO	VEECO INSTRUMENTS INC
VEEV	VEEVA SYSTEMS INC
VEGA	ADVISORSHARES STAR GLOBAL BUY-WRITE ETF
VEGI	iShares MSCI Global Agriculture Produce
VEL/PRE	VIRGINIA EL & PWR 5.00 PFD
VET	VERMILION ENERGY INC
VEU	VANGUARD FTSE ALL-WRD EX-US
VFC	VF CORP
VFH	VANGUARD FINANCIALS ETF
VFL	DELAWARE INVMT NATL MUNI INCM FD
VG	VONAGE HOLDINGS CORP
VGGL	VIGGLE INC
VGI	VIRTUS GLOBAL MULTI-SECTOR INCOME FD
VGIT	VANGUARD INTERMEDIATE-TERM GOV BOND ETF
VGK	VANGUARD FTSE EUROPE ETF
VGLT	VANGUARD LONG-TERM GOVERNMENT BOND ETF
VGM	BENEFIT INTEREST INVESCO INVT GRADE MUNI
VGR	VECTOR GROUP LTD
VGSH	VANGUARD SHRT-TERM GOVERNMENT BD
VGT	VANGUARD INFO TECH ETF
VGZ	VISTA GOLD CORP NEW
VHC	VIRNETX HOLDING CORP
VHI	VALHI INC NEW
VHT	VANGUARD HEALTH CARE ETF
VIA	VIACOM INC NEW CL A
VIAB	VIACOM INC
VIAS	Viasystems Group Inc
VICL	VICAL INC
VICR	VICOR CORP
VIDE	VIDEO DISPLAY CORP
VIDI	VIDENT INTERNATIONAL EQUITY FUND
VIEW	VIEWTRAN GROUP INC
VIG	VANGUARD DIVND APPRECIATION ETF
VII	VICON INDS INC

VIIX	VELOCITYSHARES VIX SHORT TERM ETN
VIIZ	VELOCITYSHARES VIX MEDIUM TERM ETN
VIMC	VIMICRO INT'L CORP
VIOG	VANGUARD S&P SM-CP 600 GR
VIOO	VANGUARD S&P SMALL-CAP 600 ETF
VIOV	VANGUARD S&P SM-CP 600 VAL
VIP	VIMPELCOM LTD
VIPS	VIPSHOP HOLDINGS LTD
VIRC	VIRCO MANUFACTURING CORPORATION
VIS	VANGUARD INDUSTRIAL ETF
VISN	VISIONCHINA MEDIA INC
VITC	VITACOST.COM INC
VIV	Telefonica Brasil S.A.
VIVO	MERIDIAN BIOSCIENCE INC
VIXH	FIRST TRUST CBOE S&P 500 VIX TAIL HEDGE
VIXM	PROSHARES VIX MID-TERM FUTURES ETF
VIXY	PROSHARES VIX SHORT-TERM FUTURES ETF
VJET	VOXELJET AG
VKI	INVESCO ADVANTAGE MUNICIPAL INCOME TR II
VKQ	BENEFIT INTEREST INVESCO MUNI TR
VLCCF	KNIGHTSBRIDGE TANKERS LTD
VLGEA	VILLAGE SUPER MKT INC
VLO	VALERO ENERGY CORP
VLP	VALERO ENERGY PARTNERS LP
VLRS	CONTROLADORA VUELA CO DE AVIACION S.A.B
VLT	BENEFIT INTEREST INVESCO HI INCOME TR II
VLTC	VOLTARI CORPORATION
VLU	SPDR S&P 1500 VALUE TILT ETF
VLUE	ISHARES MSCI USA VALUE FACTOR ETF
VLY	VALLEY NATL BANCORP
VLY/WS	VALLEY NATL BANCORP
VLYWW	VALLEY NATIONAL BANCORP
VMBS	VANGUARD MORTGAGE-BACKED SECURITIES ETF
VMC	VULCAN MATERIALS CO
VMEM	VIOLIN MEMORY INC
VMI	VALMONT INDS INC
VMM	DEL INV MINN MUN INC FD II INC
VMO	BENEFIT INTEREST INVESCO MUNI OPPTY TR
VMW	VMWARE INC
VNCE	VINCE HOLDING CORP
VNDA	VANDA PHARMACEUTICALS INC
VNET	21VIANET GROUP INC
VNM	MARKET VECTORS VIETNAM ETF
VNO	VORNADO REALTY TRUST
VNO/PRG	VORNADO REALTY TRUST
VNO/PRI	VORNADO REALTY TRUST
VNO/PRJ	VORNADO REALTY TRUST 6.875% (J)
VNO/PRK	VORNADO REALTY TRUST 5.75% (K)
VNO/PRL	VORNADO REALTY TRUST 5.40% (L)
VNOD	VORNADO REALTY L P
VNOM	VIPER ENERGY PARTNERS LP
VNQ	VANGUARD REIT ETF
VNQI	VANGUARD GLOBAL EX-U.S. REAL ESTATE ETF
VNR	VANGUARD NATURAL RESOURCES LLC
VNRAP	VANGUARD NATURAL RES 7.875% (A)
VNRBP	VANGUARD NATURAL RESOURCES LLC 7.625% (B

VNTV	VANTIV INC
VO	VANGUARD MID-CAP ETF
VOC	VOC ENERGY TRUST
VOD	VODAFONE GROUP PLC
VOE	VANGUARD MID CAP VALUE ETF
VOLC	VOLCANO CORPORATION
VONE	VANGUARD RUSSELL 1000 ETF
VONG	VANGUARD RUSSELL 1000 GROWTH ETF
VONV	VANGUARD RUSSELL 1000 VALUE ETF
VOO	VANGUARD S&P 500 ETF
VOOG	VANGUARD S&P 500 GROWTH ETF
VOOV	VANGUARD S&P 500 VALUE ETF
VOT	VANGUARD MID CAP GROWTH ETF
VOX	VANGUARD TELE SVCS ETF
VOXX	VOXX INTL CORP
VOYA	VOYA FINANCIAL INC
VPCO	VAPOR CORP
VPFG	VIEWPOINT FIN GROUP
VPG	VISHAY PRECISION GROUP INC
VPL	VANGUARD FTSE PACIFIC ETF
VPRT	VISTAPRINT NV
VPU	VANGUARD UTILITIES ETF
VPV	BENEFIT INTEREST INVESCO PA VAL MUNI INC
VQT	BARCLAYS ETN+ S&P VEQTOR ETN
VR	VALIDUS HOLDINGS LTD
VRA	VERA BRADLEY INC
VRD	SPDR NUV S&P VRDO MUNI BD ETF
VRML	VERMILLION INC
VRNG	VRINGO INC
VRNGW	VRINGO INC
VRNS	VARONIS SYSTEMS INC
VRNT	VERINT SYSTEMS INC
VRP	POWERSHARES VARIABLE RATE PREFERRED PORT
VRS	VERSO PAPER CORP
VRSK	VERISK ANALYTICS INC
VRSN	VERISIGN INC
VRTA	VESTIN REALTY MORTGAGE I INC
VRTB	VESTIN REALTY MORTGAGE II
VRTS	VIRTUS INVESTMENT PRTNRS INC
VRTU	VIRTUSA CORP
VRTV/WI	VERITIV CORP W/I
VRTX	VERTEX PHARMACEUTICALS
VRX	VALEANT PHARMACEUTICALS INTL INC CDA
VSAR	VERSARTIS INC
VSAT	VIASAT INC
VSB	VANTAGE SOUTH BANCSHARES INC
VSCI	VISION SCIENCES INC
VSCP	VIRTUALSCOPICS INC
VSEC	VSE CORP
VSH	VISHAY INTERTECHNOLOGY INC
VSI	VITAMIN SHOPPE INC
VSPY	DIREXION S&P 500 RC VOLATILITY RESP SHS
VSR	VERSAR INC
VSS	VG FTSE ALL-WR EX US SM CP
VSTM	VERASTEM INC
VT	VANGUARD TOTAL WRLD STK ETF

VTA	BENEFIT INTEREST INVESCO DYNAMIC CRED OP
VTG	VANTAGE DRILLING COMPANY
VTHR	VANGUARD RUSSELL 3000 ETF
VTI	VANGUARD TOTAL STOCK MARKET ETF
VTIP	VANGUARD SHORT-TERM INF PROTECT SEC INDX
VTL	VITAL THERAPIES, INC
VTN	BENEFIT INT INVESCO TR INV GRD NY MUNIS
VTNR	VERTEX ENERGY INC
VTR	VENTAS INC
VTRB	VENTAS REALTY VENTAS 5.45% NTS 3/15/43
VTSS	VITESSE SEMICOND CORP
VTUS	VENTRUS BIOSCIENCES, INC
VTV	VANGUARD VALUE ETF
VTWG	VANGUARD RUSSELL 2000 GROWTH ETF
VTWO	VANGUARD RUSSELL 2000 ETF
VTWV	VANGUARD RUSSELL 2000 VALUE ETF
VUG	VANGUARD GROWTH ETF
VUSE	VIDENT CORE US EQUITY ETF
VV	VANGUARD LARGE-CAP ETF
VVC	VECTREN CORP
VVI	VIAD CORP NEW
VVR	INVESCO SENIOR INCOME TRUST
VVTV	VALUEVISION MEDIA INC
VVUS	VIVUS INC
VWO	VANGUARD FTSE EMERGING MARKETS ETF
VWOB	VANGUARD EMERGING MARKETS GOV BOND ETF
VXF	VANGUARD EXTENDED MARKET ETF
VXUS	VANGUARD TOTAL INTERNATIONAL STOCK ETF
VXX	IPATH S&P VIX SH-TM FT ETN 01/30/19
VXZ	IPATH S&P 500 VIX MD-TM FT
VYFC	VALLEY FINL CORP
VYM	VANGUARD HIGH DIV YIELD
VZ	VERIZON COMMUNICATIONS INC
VZA	VERIZON COMMUNICATIONS 5.9% NTS 2/15/54
WAB	WABTEC
WABC	WESTAMERICA BANCORP
WAC	WALTER INVT MGMT CORP
WAFD	WASHINGTON FEDERAL INC
WAFDW	WASHINGTON FEDERAL INC
WAG	WALGREEN CO
WAGE	WAGEWORKS INC
WAIR	WESCO AIRCRAFT HOLDINGS INC
WAL	WESTERN ALLIANCE BANCORP (DEL)
WASH	WASHINGTON TR BANCORP INC
WAT	WATERS CORP
WATT	ENERGOUS CORPORATION
WAVX	WAVE SYSTEMS CORP
WAYN	WAYNE SAVINGS BANCSHARES INC
WB	WEIBO CORPORATION
WBAI	500.COM LTD
WBB	WESTBURY BANCORP INC
WBC	WABCO HOLDINGS INC
WBK	WESTPAC BANKING CORP
WBKC	WOLVERINE BANCORP INC
WBMD	WEBMD HEALTH CORP
WBS	WEBSTER FIN CORP WATERBURY

WBS/PRE	WEBSTER FINL CP DEP SH 1/1000TH 6.4% PFD
WBS/WS	WEBSTER FINL CORP WATERBURY 11/21/18
WCC	WESCO INTERNATIONAL INC
WCG	WELLCARE HEALTH PLANS INC
WCIC	WCI COMMUNITIES INC
WCN	WASTE CONNECTIONS INC
WD	WALKER & DUNLOP INC
WDAY	WORKDAY INC
WDC	WESTERN DIGITAL CORP
WDFC	WD 40 CO
WDIV	SPDR S&P GLOBAL DIVIDEND ETF
WDR	WADDELL & REED FINANCIAL INC
WDTI	WT MANAGED FUTURES
WEA	WESTERN ASSET PREMIER BD FD
WEAT	TEUCRIUM WHEAT FUND
WEBK	WELLESLEY BANCORP INC
WEC	WISCONSIN ENERGY CORP
WEET	IPATH PURE BETA GRAINS ETN 4/18/41
WEN	WENDY'S COMPANY
WERN	WERNER ENTRPS INC
WES	WESTERN GAS PARTNERS, LP
WETF	WISDOM TREE INVESTMENTS INC
WEX	WEX INC
WEYS	WEYCO GRP INC
WF	WOORI FINANCE HLDGS CO LTD
WFBI	WASHINGTONFIRST BANKSH INC.
WFC	WELLS FARGO & CO NEW
WFC/PRJ	WELLS FARGO & CO
WFC/PRL	WELLS FARGO & CO 7.5% PFD CL A SER L
WFC/PRN	WELLS FARGO & COMPANY (A) SR N
WFC/PRO	WELLS FARGO 1/1000TH DEP SH CL A SER O
WFC/PRP	WELLS FARGO & COMPANY (P)
WFC/PRQ	WELLS FARGO & COMPANY (A) SR Q
WFC/PRR	WELLS FARGO & CO 6.625%(A) SER R
WFC/WS	WELLS FARGO & CO NEW
WFD	WESTFIELD FINANCIAL INC
WFM	WHOLE FOODS MARKET INC
WFT	WEATHERFORD INTERNATIONAL PLC (IRELAND)
WG	WILLBROS GROUP INC (DEL)
WGA	WELLS GARDNER ELECTRS CORP
WGL	WGL HLDGS INC HLDG CO
WGO	WINNEBAGO INDS INC
WGP	WESTERN GAS EQUITY PARTNERS LP
WH	WSP HOLDINGS LTD
WHF	WHITEHORSE FINANCE INC
WHFBL	WHITEHORSE FIN INC 6.50% SR NT 7/31/20
WHG	WESTWOOD HLDGS GROUP INC
WHLR	WHEELER REAL ESTATE INVESTMENT TRUST INC
WHLRP	WHEELER REAL ESTATE INVESTMENT TRUST (B)
WHLRW	WHEELER REAL ESTATE INV TRUST 4/29/19
WHR	WHIRLPOOL CORP
WHX	WHITING USA TRUST I
WHZ	WHITING USA TRUST II
WIA	WESTERN ASSET CLAYMORE INFL-LK
WIBC	WILSHIRE BANCORP INC
WIFI	BOINGO WIRELESS INC

WILC	G. WILLI FOOD INTL LTD
WILN	WI LAN INC.
WIN	WINDSTREAM HOLDINGS INC
WINA	WINMARK CORP
WIP	SPDR DB INTL GOV INF-PROT BD
WIRE	ENCORE WIRE CORP
WIT	WIPRO LTD
WITE	ETFS WHITE METALS BASKET TRUST
WIW	WESTN ASSET/CLAYMORE INFLK OPP&INC
WIX	WIX.COM LTD.
WLB	WESTMORELAND COAL CO
WLBPZ	WESTMORELAND COAL CO
WLDN	WILLDAN GROUP INC
WLFC	WILLIS LEASE FINANCIAL CORP
WLH	WILLIAM LYON HOMES
WLK	WESTLAKE CHEMICAL CORP
WLL	WHITING PETROLEUM CORP
WLP	WELLPOINT INC
WLRHU	WL ROSS HOLDING CORP.
WLT	WALTER ENERGY INC
WM	WASTE MANAGEMENT INC
WMAR	WEST MARINE INC
WMB	WILLIAMS COS INC
WMC	WESTERN ASSET MORTGAGE CAPITAL CORP
WMCR	WILSHIRE MICRO-CAP ETF
WMGI	WRIGHT MEDICAL GROUP INC
WMGIZ	WRIGHT MEDICAL GROUP INC.
WMK	WEIS MKTS INC
WMT	WAL MART STORES INC
WMW	ELEMENTS ETN-MRNSTR WD MOAT FC TR
WNC	WABASH NATL CORP
WNR	WESTERN REFINING, INC
WNRL	WESTERN REFINING LOGISTICS LP
WNS	WNS HOLDINGS LTD
WOOD	ISH GLOBAL TIMBER & FORESTRY ETF
WOOF	VCA INC
WOR	WORTHINGTON INDS INC
WPC	W. P. CAREY INC REIT
WPCS	WPCS INTERNATIONAL INC
WPG	WASHINGTON PRIME GROUP INC
WPP	WAUSAU PAPER CORP
WPPGY	WPP PLC
WPRT	WESTPORT INNOVATIONS INC
WPS	iShares International Dev Property
WPT	WORLD POINT TERMINALS LP
WPX	WPX ENERGY INC
WPZ	WILLIAMS PARTNERS LTD
WR	WESTAR ENERGY INC
WRB	W.R BERKLEY CORP
WRB/PRB	W.R. BERKLEY CP 5.625% DEBS 4/30/53
WRD	WEINGARTEN REALTY INVESTORS
WRE	WASHINGTON REAL ESTATE INVT
WREI	WILSHIRE US REIT
WRES	WARREN RESOURCES INC
WRI	WEINGARTEN REALTY INVESTORS
WRI/PRF	WEINGARTEN REALTY

WRLD	WORLD ACCEPTANCE CORP
WRN	WESTERN COPPER & GOLD CORP
WRT	WINTHROP REALTY TR 7.75% NT 8/15/22
WSBC	WESBANCO INC
WSBF	WATERSTONE FINANCIAL INC
WSCI	WSI INDUSTRIES INC
WSFS	WSFS FINANCIAL CORP
WSFSL	WSFS FINANCIAL CORP 6.25% 9/1/19
WSH	WILLIS GROUP HOLDINGS PUBLIC LTD
WSM	WILLIAMS SONOMA INC
WSO	WATSCO INC
WSO/B	WATSCO INC (B)
WSR	WHITESTONE REIT
WST	WEST PHARMACEUTICAL SVCS INC
WSTC	WEST CORPORATION
WSTG	WAYSIDE TECH GROUP INC
WSTL	WESTELL TECH INC
WTBA	WEST BANCORPORATION
WTFC	WINTRUST FINL CORP
WTFCW	WINTRUST FINANCIAL CORPORATION 12/19/18
WTI	W&T OFFSHORE INC
WTM	WHITE MOUNTAINS GRP BERMUDA
WTR	AQUA AMERICA INC
WTS	WATTS WATER TECHNOLOGIES INC
WTSL	WET SEAL INC (THE)
WTT	WIRELESS TELECOMM GRP INC
WTW	WEIGHT WATCHERS INTL INC NEW
WU	WESTERN UNION CO (THE)
WUBA	58.COM INCORPORATED
WVFC	WVS FINANCIAL CORP
WVVI	WILLAMETTE VALLEY VINEYARDS
WWAV	WHITEWAVE FOODS CO
WWD	WOODWARD INC
WWE	WORLD WRESTLING ENTMNT INC
WWW	WOLVERINE WORLD WIDE INC
WWWW	WEB.COM GROUP INC
WX	WUXI PHARMATECH CAYMAN INC
WY	WEYERHAEUSER CO
WY/PRA	WEYERHAEUSER COMPANY 6.375% (A) 12/1/24
WYN	WYNDHAM WORLDWIDE CORP
WYNN	WYNN RESORTS LTD
WYY	WIDEPOINT CORPORATION
X	UNITED STATES STEEL CORP
XAA	AMERICAN MUNI INCOME PTFL
XAR	SPDR S&P AEROSPACE & DEFENSE ETF
XBI	SPDR SER TR S&P BIOTECH
XBKS	XENITH BANKSHARES INC
XCO	EXCO RESOURCES INC
XCRA	XCERRA CORPORATION
XEC	CIMAREX ENERGY CO
XEL	XCEL ENERGY INCORPORATED
XES	SPDR SER TR S&P OIL & GAS EQUIP SVC
XGTI	XG TECHNOLOGY INC
XGTIW	XG TECHNOLOGY, INC
XHB	SPDR SER TR S&P HOMEBUILDERS
XHE	SPDR S&P HEALTH CARE EQUIPMENT ETF

XHS	SPDR S&P HEALTH CARE SERVICES ETF
XIN	XINYUAN REAL ESTATE CO LTD
XIV	VELOCITYSHARES DAILY INVERSE VIX SHORT T
XKE	CORP BKD TR CTFS LEHMAN ABS
XL	XL GROUP PLC (IRELAND)
XLB	SPDR FD MATERIALS SELECT SECT
XLE	SPDR FD ENERGY
XLF	SPDR FD FINANCIAL
XLG	GUGGENHEIM RUSSELL TOP 50 MEGA CAP ETF
XLI	INDUSTRIAL SELECT SECTOR SPDR
XLK	SPDR FD TECHNOLOGY
XLNX	XILINX INC
XLP	CONSUMER STAPLES SELECT SECTOR SPDR
XLRN	ACCELERON PHARMA INC
XLS	EXELIS INC
XLU	SPDR FD UTILITIES
XLV	HEALTHCARE SELECT SECTOR SPDR FUND
XLY	SELECT SCTR SPDR FD CONS DISCR
XME	SPDR SER TR S&P METALS & MINING
XMLV	POWERSHARE S&P MIDCAP LOW VOLATILITY PTF
XMPT	MARKET VECTORS CEF MUNICIPAL INCOME ETF
XNCR	XENCOR INC
XNET	XUNLEI LIMITED
XNPT	XENOPORT INC
XNY	CHINA XINIYA FASHION LTD
XOM	EXXON MOBIL CORP
XOMA	XOMA CORPORATION
XON	INTREXON CORP
XONE	EXONE COMPANY (THE)
XOOM	XOOM CORPORATION
XOP	SPDR SER TR S&P OIL & GAS EXP & PROD
XOVR	SPDR BOFA MER CROSSOVER CORP BOND ETF
XOXO	XO GROUP INC
XPH	SPDR SER TR S&P PHARMACEUTICAL
XPL	SOLITARIO EXPL & ROYALTY CORP
XPLR	XPLORE TECHNOLOGES CORP
XPO	XPO LOGISTICS INC
XPP	PROSHARES ULTRA FTSE CHINA 25
XRA	EXETER RESOURCES CORP
XRAY	DENTSPLY INTL INC NEW
XRM	XERIUM TECHNOLOGIES INC
XRS	TAL EDUCATION GROUP
XRSC	XRS CORPORATION
XRT	SPDR S&P RETAIL
XRX	XEROX CORP
XSD	SPDR SER TR S&P SEMICONDUCTOR
XSLV	POWERSHARES S&P SMCAP LOW VOLATILITY PTF
XSW	SPDR S&P SOFTWARE & SERVICES ETF
XTL	SPDR S&P TELECOM ETF
XTLB	XTL BIOPHARMACEUTICALS LIMITED
XTN	SPDR S&P TRANSPORTATION ETF
XUE	XUEDA EDUCATION GROUP
XVG	CORP BKD TR CTFS LEHMAN ABS
XVIX	UBS ETACS LONG SHORT VIX 11/30/2040
XVZ	IPATH S&P 500 DYNAMIC VIX ETN
XWES	WORLD ENERGY SOLTNS INC

XXIA	IXIA
XXII	22ND CENTURY GROUP INC.
XXV	iPath Inverse S&P 500 VIX Short-Term Fut
XYL	XYLEM INC
Y	ALLEGHANY CORP
YANG	DIREXION DAILY FTSE CHINA BEAR 3X
YAO	Guggenheim China All-Cap ETF
YCL	PROSHARES ULTRA YEN
YCS	PROSHARES ULTRASHORT YEN
YDIV	INTL MULTI-ASSET DIV INCOME INDEX FUND
YDKN	YADKIN FINANCIAL CORPORATION
YELP	YELP INCORPORATED
YGE	YINGLI GREEN ENERGY HLDG CO
YHOO	YAHOO! INC
YINN	DIREXION DAILY FTSE CHINA BULL 3X
YMLI	YORKVILLE HIGH INCOME INFRASTRUCTURE MLP
YMLP	YORKVILLE HIGH INCOME MLP
YNDX	YANDEX N.V. (A)
YOD	YOU ON DEMAND HOLDINGS INC
YOKU	YOUKU TUDOU INC
YONG	YONGYE INTERNATIONAL, INC
YORW	YORK WATER COMPANY (THE)
YPF	YPF SOCIODAD ANONIMA
YPRO	ADVISORSHARES YIELDPRO ETF
YRCW	YRC WORLDWIDE INC
YUM	YUM BRANDS INC
YUME	YUME INC
YXI	PROSHARES SHORT FTSE CHINA 25
YY	YY INC
YYY	YIELDSHARES HIGH INCOM ETF
YZC	YANZHOU COAL MINING CO LTD
Z	ZILLOW INC (A)
ZA	ZUOAN FASHION LTD
ZAGG	ZAGG INC
ZAZA	ZAZA ENERGY CORP
ZB/PRA	ZIONS BANCORPORATION
ZB/PRF	ZIONS BANCORPORATION
ZB/PRG	ZIONS BANCORPORATION (G)
ZB/PRH	ZIONS BANCORPORATION DEP SH 1/40TH PFD H
ZBB	ZBB ENERGY CORPORATION
ZBK	ZIONS BANCORPORATION 6.95% NTS 9/15/28
ZBRA	ZEBRA TECH CORP
ZEN	ZENDESK INC
ZEP	ZEP INC
ZEUS	OLYMPIC STEEL INC
ZF	ZWEIG FUND INC NEW
ZFC	ZAIS FINANCIAL CORP
ZFGN	ZAFGEN INC
ZGNX	ZOGENIX INC
ZHNE	ZHONE TECH INC
ZINC	HORSEHEAD HLDG CORP
ZION	ZIONS BANCORP
ZIONW	ZIONS BANCORP 5/22/2020
ZIONZ	ZIONS BANCORPORATION
ZIOP	ZIOPHARM ONCOLOGY INC
ZIPR	ZIPREALTY INC

ZIV	VELOCITYSHARES DAILY INVERSE VIX MEDIUM
ZIXI	ZIX CORPORATION
ZLCS	ZALICUS INC
ZLTQ	ZELTIQ AESTHETICS INC
ZMH	ZIMMER HOLDINGS INC
ZMLP	DIREXION ZACKS MLP HIGH INCOME SHARES
ZN	ZION OIL AND GAS INC
ZNGA	ZYNGA INC
ZNH	CHINA SOUTHERN AIRLINE CO
ZOES	ZOE'S KITCHEN INC
ZOOM	ZOOM TECHNOLOGIES INC
ZPIN	ZHAOPIN LTD
ZQK	QUIKSILVER INC
ZROZ	PIMCO 25+ YEAR ZERO COUPON US TREA ETF
ZSL	PROSHARES ULTRASHORT SILVER NEW
ZSPH	ZS PHARMA, INC
ZTR	ZWEIG TOTAL RETURN FD INC NEW
ZTS	ZOETIS INC
ZU	ZULILY INC (A)
ZUMZ	ZUMIEZ INC
ZX	CHINA ZENIX AUTO INTERNATIONAL LTD
TRUE	TRUECAR INC